03003481

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Olympus Optical Co. Ltd

*CURRENT ADDRESS Monolith, 3-1 Nishi-Shinjuku 2-chome
Shinjuku-Ku, Tokyo 163-0914,
Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

FILE NO. 82- 3326 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	✓
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 1/17/03

82-3326

03 JAN 17 AM 7:21

(Translation)

ARTICLES OF INCORPORATION
OF
OLYMPUS OPTICAL CO., LTD.

Chapter I. General Provisions

(Trade name)

Article 1. The Company shall be called Olympus Kogaku Kogyo Kabushiki Kaisha, which shall be written OLYMPUS OPTICAL CO., LTD., in English.

(Objectives)

Article 2. The objectives of the Company shall be to engage in the following businesses:

1. Manufacture and sale of microscopes, cameras, precision measuring instruments and other optical machinery;

2. Manufacture and sale of equipment for medical treatment, equipment for veterinary treatment, office machines and other general machinery and equipment;

3. Manufacture and sale of electrical machinery and equipment and communication machinery and equipment;

4. Manufacture and sale of pharmaceuticals and industrial chemicals;

5. Development and sale of software and information processing business by computer;

6. Export and import of any of the products mentioned in the foregoing items and their related merchandise;

7. Business of making clinical examinations and water analyses on consignment; and

8. Any and all businesses incidental or relating to the foregoing items.

(Location of head office)

Article 3. The Head Office of the Company shall be located in Shibuya-ku, Tokyo.

(Method of giving public notices)

Article 4. Public notices of the Company shall be given by inserting them in the Nihon Keizai Shimbun published in Tokyo.

Chapter II. Shares

(Total number of shares to be issued)

Article 5. The total number of shares authorized to be issued by the Company shall be 1,000,000,000 shares.

(Number of shares to constitute one unit and non-issuance of certificates for shares constituting less than one unit)

Article 6. The number of shares to constitute one unit of shares of the Company shall be 1,000 shares.

2. The Company shall not issue certificates representing any number of shares constituting less than one unit ("less-than-one-unit shares"), except for cases considered necessary for the benefit of shareholders, which shall be governed as provided for in the Share Handling Regulations.

(Record date)

Article 7. The Company shall treat the shareholders (including the beneficial shareholders; the same applies hereinafter) with voting rights appearing or recorded in the final register of shareholders (including the final register of beneficial shareholders; the same applies hereinafter) as of March 31 of each year as the shareholders entitled to exercise their rights at the Ordinary General Meeting of Shareholders relating to the relevant closing of accounts.

2. If it is necessary, in addition to the preceding paragraph, the Company may, upon giving advance public notice in accordance with the resolution of the Board of Directors, extraordinarily fix a record date.

(Transfer agent)

Article 8. The Company shall have a transfer agent with respect to its shares.

2. The transfer agent and its place of business shall be selected by resolution of the Board of Directors and public notice shall be given thereof.

3. The register of shareholders of the Company shall be kept at the place of business of the transfer agent and the business with respect to its shares, such as the

registration of a transfer of shares and purchase of less-than-one-unit shares, shall be handled by the transfer agent, and not by the Company.

(Share Handling Regulations)

Article 9. The denominations of share certificates of the Company, the registration of a transfer of shares, purchase of less-than-one-unit shares and other handlings of shares and the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors, in addition as provided for in laws or ordinances or in these Articles of Incorporation.

Chapter III. General Meeting of Shareholders

(Convening of General Meetings of Shareholders)

Article 10. The Ordinary General Meeting of Shareholders of the Company shall be convened within three (3) months after the close of each business year. An Extraordinary General Meeting of Shareholders may be convened from time to time as the necessity arises.

(Convener and chairman)

Article 11. General Meetings of Shareholders shall, except as otherwise provided for in laws or ordinances, be convened by the President by resolution of the Board of Directors, who shall act as chairman thereat.

2. In case the President is prevented from so acting, another Director shall convene a General Meeting of Shareholders and act as chairman thereat in the order previously fixed by resolution of the Board of Directors.

(Method of adopting resolutions)

Article 12. A resolution of the General Meeting of Shareholders shall, except as otherwise provided for in laws or ordinances or in these Articles of Incorporation, be adopted by a majority of the votes of the shareholders present.

(Exercise of voting rights by proxy)

Article 13. A shareholder may exercise his voting rights by proxy who shall be another shareholder of the Company with voting rights.

2. Such shareholder or such proxy shall present to the Company a document showing the power of representation for each General Meeting of Shareholders.

Chapter IV. Directors and Board of Directors

(Number)

Article 14. The Company shall have not more than twenty (20) Directors.

(Method of election)

Article 15. Directors shall be elected at a General Meeting of Shareholders.

2. Resolutions for the election of Directors shall be adopted by a majority of the votes of the shareholders present holding one-third (1/3) or more of the voting rights of all the shareholders.

3. No cumulative voting shall be used for resolutions for the election of Directors.

(Term of office)

Article 16. The term of office of Directors shall expire at the close of the Ordinary General Meeting of Shareholders relating to the closing of accounts last to occur within two (2) years following their assumption of office.

2. The term of office of Directors elected to increase the number of Directors or to fill vacancies shall expire at such time as the term of office of the Directors currently in office shall expire.

(Representative Directors and Directors with specific titles)

Article 17. A Representative Director or Directors shall be elected by resolution of the Board of Directors.

2. By resolution of the Board of Directors, there may be appointed one (1) Chairman of the Board, one (1) President, one (1) Executive Vice President and one (1) or more Senior Managing Directors and Managing Directors.

(Notices of meetings of the Board of Directors)

Article 18. Notice for convening a meeting of the Board of Directors shall be dispatched to each Director and each Statutory Auditor no later than three (3) days prior to the date for the meeting; provided, however, that this period of notice may be shortened in the case of an urgent necessity.

2. If consented to by all the Directors and the Statutory Auditors, a meeting of the Board of Directors may be held without following the convocation procedure.

(Regulations of the Board of Directors)

Article 19. Matters pertaining to the Board of Directors shall be governed by the Regulations of the Board of Directors to be established by the Board of Directors as well as by laws or ordinances or by these Articles of Incorporation.

(Remuneration)

Article 20. Remuneration of Directors shall be determined by resolution of the General Meeting of Shareholders.

Chapter V. Statutory Auditors and Board of Statutory Auditors

(Number)

Article 21. The Company shall have not more than four (4) Statutory Auditors.

(Method of election)

Article 22. Statutory Auditors shall be elected at a General Meeting of Shareholders.

2. Resolutions for the election of Statutory Auditors shall be adopted by a majority of the votes of the shareholders present holding one-third (1/3) or more of the voting rights of all the shareholders.

(Term of office)

Article 23. The term of office of Statutory Auditors shall expire at the close of the Ordinary General Meeting of Shareholders relating to the closing of accounts last to occur within three (3) years following their assumption of office.

2. The term of office of a Statutory Auditor elected to fill a vacancy created by the retirement of a Statutory Auditor shall expire at such time as the term of office of the retired Statutory Auditor would have expired.

(Statutory Auditors serving on a full-time basis)

Article 24. Statutory Auditors shall elect one (1) or more Statutory Auditors serving on a full-time basis from among their number.

(Notices of meetings of the Board of Statutory Auditors)

Article 25. Notice for convening a meeting of the Board of Statutory Auditors shall be dispatched to each Statutory Auditor no later than three (3) days prior to the date for

the meeting; provided, however, that this period of notice may be shortened in the case of an urgent necessity.

2. If consented to by all the Statutory Auditors, a meeting of the Board of Statutory Auditors may be held without following the convocation procedure.

(Regulations of the Board of Statutory Auditors)

Article 26. Matters pertaining to the Board of Statutory Auditors shall be governed by the Regulations of the Board of Statutory Auditors to be established by the Board of Statutory Auditors as well as by laws or ordinances or by these Articles of Incorporation.

(Remuneration)

Article 27. Remuneration of Statutory Auditors shall be determined by resolution of the General Meeting of Shareholders.

Chapter VI. Accounts

(Business year and the closing of accounts)

Article 28. The business year of the Company shall be annual, beginning on April 1 of each year and ending on March 31 of the following year and its accounts shall be closed on March 31 of each year.

(Dividends)

Article 29. Dividends shall be paid to the shareholders or registered pledgees appearing or recorded in the final register of shareholders as of March 31 of each year.

(Interim dividends)

Article 30. The Company may, by resolution of the Board of Directors, pay interim dividends to the shareholders or registered pledgees appearing or recorded in the final register of shareholders as of September 30 of each year.

2. The Board of Directors shall make resolutions by the end of December of each year as to whether or not interim dividends are to be paid and as to the amount if such interim dividends are to be paid.

(Limitation on dividends)

Article 31. If any dividend or interim dividend remains unreceived after the lapse of three (3) full years from the date on which such any dividend or interim dividend became due and payable, the Company shall be relieved of the obligation for the payment thereof.

Amended:

December 28, 1951	December 27, 1952
December 28, 1953	December 28, 1955
June 28, 1957	June 29, 1959
December 28, 1961	December 28, 1964
December 28, 1965	December 28, 1966
December 28, 1967	December 26, 1969
December 25, 1974	January 30, 1976
January 30, 1981	January 29, 1982
January 30, 1985	January 30, 1987
January 29, 1988	June 29, 1989
June 28, 1990	June 27, 1991
June 26, 1992	June 29, 1994
June 29, 1995	June 26, 1998
June 27, 2002	

定　　　　款

オリンパス光学工業株式会社
東京都渋谷区幡ヶ谷２丁目43番２号

平成14年６月27日

オリンパス光学工業株式会社定款

第１章　総　則

（商号）

第１条　当会社は、オリンパス光学工業株式会社と称し、英文では、OLYMPUS OPTICAL CO., LTD.と表示する。

（目的）

第２条　当会社は、次の事業を営むことを目的とする。

1．顕微鏡、写真機、精密測定器、その他光学機械の製造販売
2．医療用具、動物用医療用具、事務用機械、その他一般機械器具の製造販売
3．電気機械器具および通信機械器具の製造販売
4．医薬品および工業用薬品の製造販売
5．ソフトウェアの開発販売およびコンピュータによる情報処理業務
6．前各号に掲げる製品および関連する商品の輸出入
7．臨床検査および水質分析の受託業務
8．前各号に付帯し、または関連する業務

（本店の所在地）

第３条　当会社は、本店を東京都渋谷区に置く。

（公告の方法）

第４条　当会社の公告は、東京都において発行する日本経済新聞に掲載する。

第２章　　株　　式

（発行株式総数）

第５条　当会社が発行する株式の総数は、10億株とする。

（1単元の株式数および単元未満株券の不発行）

第６条　当会社の1単元の株式の数は、1,000株とする。

②　当会社は、１単元の株式の数に満たない株式（以下「単元未満株式」という。）に係わる株券を発行しない。ただし、株主のために必要と認めるときはこの限りでなく、株式取扱規程に定めるところによる。

（基準日）

第７条　当会社は、毎年３月３１日の最終の株主名簿（実質株主名簿を含む。以下同じ。）に記載または記録された議決権を有する株主（実質株主を含む。以下同じ。）をもって、その決算期に関する定時株主総会において権利を行使すべき株主とする。

②　前項のほか、必要があるときは、取締役会の決議によりあらかじめ公告して臨時に基準日を定めることができる。

（名義書換代理人）

第８条　当会社は、株式につき名義書換代理人を置く。

②　名義書換代理人およびその事務取扱場所は、取締役会の決議によって選定し、これを公告する。

③　当会社の株主名簿は、名義書換代理人の事務取扱場所に備え置き、株式の名義書換、単元未満株式の買取り、その他株式に関する事務は、これを名義書換代理人に取扱わせ、当会社においては取扱わない。

（株式取扱規程）

第９条　当会社の株券の種類ならびに株式の名義書換、単元未満株式の買取り、その他株式に関する取扱いおよび手数料は、法令または本定款に定めるほか、取締役会において定める株式取扱規程による。

第３章　　株主総会

（株主総会の招集）

第10条　当会社の定時株主総会は、毎営業年度終了後３カ月以内にこれを招集し、臨時株主総会は、必要あるときに随時これを招集する。

（招集権者および議長）

第11条　株主総会は、法令に別段の定めある場合を除き、取締役会の決議に基づいて、取締役社長がこれを招集し、議長となる。

②　取締役社長に事故があるときは、取締役会においてあらかじめ定めた順序に従い、他の取締役が株主総会を招集し、議長となる。

（決議の方法）

第12条　株主総会の決議は、法令または本定款に別段の定めある場合を除き、出席した株主の議決権の過半数をもって決する。

（議決権の代理行使）

第13条　株主は、当会社の議決権を有する他の株主を代理人として、その議決権を行使することができる。

②　株主または代理人は、株主総会毎に代理権を証明する書面を当会社に提出しなければならない。

第４章　　取締役および取締役会

（員数）

第14条　当会社の取締役は、20名以内とする。

（選任方法）

第 15 条　取締役は、株主総会において選任する。

②　取締役の選任決議は、総株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって決する。

③　取締役の選任決議は、累積投票によらないものとする。

（任期）

第 16 条　取締役の任期は、就任後２年内の最終の決算期に関する定時株主総会終結の時までとする。

②　増員または補欠として選任された取締役の任期は、在任取締役の任期の満了すべき時までとする。

（代表取締役および役付取締役）

第 17 条　代表取締役は、取締役会の決議により選任する。

②　取締役会の決議により、取締役会長、取締役社長、取締役副社長各1名、専務取締役、常務取締役各若干名を定めることができる。

（取締役会の招集通知）

第 18 条　取締役会の招集通知は、会日の３日前までに各取締役および各監査役に対して発する。ただし、緊急の必要があるときは、この期間を短縮することができる。

②　取締役および監査役の全員の同意があるときは、招集の手続きを経ないで取締役会を開くことができる。

（取締役会規程）

第 19 条　取締役会に関する事項は、法令または本定款に定めるほか、取締役会において定める取締役会規程による。

（報酬）

第 20 条　取締役の報酬は、株主総会の決議により定める。

第５章　　監査役および監査役会

（員数）

第21条　当会社の監査役は、４名以内とする。

（選任方法）

第22条　監査役は、株主総会において選任する。

②　監査役の選任決議は、総株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって決する。

（任期）

第23条　監査役の任期は、就任後3年内の最終の決算期に関する定時株主総会終結の時までとする。

②　補欠として選任された監査役の任期は、退任した監査役の任期の満了すべき時までとする。

（常勤の監査役）

第24条　監査役は、互選により常勤の監査役を定める。

（監査役会の招集通知）

第25条　監査役会の招集通知は、会日の３日前までに各監査役に対して発する。ただし、緊急の必要があるときは、この期間を短縮することができる。

②　監査役全員の同意があるときは、招集の手続きを経ないで監査役会を開くことができる。

（監査役会規程）

第26条　監査役会に関する事項は、法令または本定款に定めるほか、監査役会において定める監査役会規程による。

（報酬）

第27条　監査役の報酬は、株主総会の決議により定める。

第６章　　計　　　算

（営業年度および決算期）

第28条　当会社の営業年度は、毎年４月１日から翌年３月31日までの１年とし、毎年３月31日を決算期とする。

（利益配当金）

第29条　利益配当金は、毎年３月31日の最終の株主名簿に記載または記録された株主または登録質権者に支払う。

（中間配当）

第30条　当会社は、取締役会の決議により、毎年９月30日の最終の株主名簿に記載または記録された株主または登録質権者に対し、中間配当を行なうことができる。

②　取締役会は、毎年12月末日までに中間配当を行なうか否か、およびこれを行なう場合における金額について決議する。

（配当金の除斥期間）

第31条　利益配当金および中間配当金は、支払開始の日から満３年を経過してもなお受領されないときは、当会社はその支払義務を免れる。

改定	昭和26年12月28日	改定	昭和27年12月27日
改定	昭和28年12月28日	改定	昭和30年12月28日
改定	昭和32年６月28日	改定	昭和34年６月29日
改定	昭和36年12月28日	改定	昭和39年12月28日
改定	昭和40年12月28日	改定	昭和41年12月28日
改定	昭和42年12月28日	改定	昭和44年12月26日
改定	昭和49年12月25日	改定	昭和51年１月30日
改定	昭和56年１月30日	改定	昭和57年１月29日
改定	昭和60年１月30日	改定	昭和62年１月30日
改定	昭和63年１月29日	改定	平成元年６月29日
改定	平成２年６月28日	改定	平成３年６月27日
改定	平成４年６月26日	改定	平成６年６月29日
改定	平成７年６月29日	改定	平成10年６月26日
改定	平成14年６月27日		

(Translation)

OLYMPUS OPTICAL CO., LTD.

REGULATIONS OF THE BOARD OF DIRECTORS

(Object)

Article 1. Except as otherwise provided by laws or regulations or the Articles of Incorporation, matters pertaining to the Board of Directors of the Company shall be governed by these Regulations.

(Constitution)

Article 2. The Board of Directors shall consist of the Directors. Statutory Auditors must attend a meeting of the Board of Directors and whenever necessary, express their opinions thereat.

(Person entitled to convene a meeting)

Article 3. Unless otherwise provided in laws or regulations, the Chairman of the Board shall convene a meeting of the Board of Directors.

In case the Chairman of the Board is prevented from so doing or absent or that office is vacant, one of the other Directors shall act in his place in the order previously determined.

(Time of convocation)

Article 4. A meeting of the Board of Directors shall be held once every month and, in addition, such meeting shall be convened whenever the necessity arises.

(Place of meeting)

Article 5. A meeting of the Board of Directors shall be held at the Head Office of the Company; provided, however, that in case of necessity, the meeting may be held at any other place.

(Notice of meeting)

Article 6. To convene a meeting of the Board of Directors, notice shall be sent at least three (3) days prior to the date for such meeting; provided, however, that in case of urgency, such period may be shortened and such notice may be given by telephone, email or other means.

2. If consented to by all the Directors and the Statutory Auditors, a meeting of the Board of Directors may be held without following the convocation procedure.

(Chairmanship)

Article 7. A meeting of the Board of Directors shall be presided over by the Chairman of the Board.

3. In case the Chairman of the Board is prevented from so doing or absent or that office is vacant, one of the other Directors shall act in his place in the order previously determined.

(Matters to be submitted for consideration)

Article 8. The execution of business of the Company shall be determined by the Board of Directors and the following matters shall be submitted to the Board of Directors for consideration.

Matters provided for by laws and regulations:

(1) Decision on the convening of a General Meeting of Shareholders and the agenda items, propositions and documents to be submitted to it.

(2) Approval of financial statements and their accompanying detailed statements.

(3) Decision on interim dividends.

(4) Selection and removal of Representative Directors.

(5) Decision on joint representation.

(6) Decision on the issuance of new shares.

(7) Decision on the issuance of straight debentures and debentures with new share subscription rights.

(8) Decision on division of shares and amendment to the Articles of Incorporation for an increase in the number of shares authorized to be issued by the Company thereupon.

(9) Decision on capitalization of reserves.

(10) Acquisition by the Company of its own shares pursuant to a resolution of the Ordinary General Meeting of Shareholders.

(11) Purchase by the Company of its own shares from a subsidiary.

(12) Disposition and cancellation by the Company of its own shares.

(13) Decrease or repeal of the number of shares constituting one unit of shares and amendment to the Articles of Incorporation thereupon.

(14) Cancellation of new share subscription rights.

(15) Giving of notice of a General Meeting of Shareholders, voting forms at a General Meeting of Shareholders and public notice of financial statements by electronic means.

(16) Approval of competing transactions by Directors and decision on exercise of the right of intervention.

(17) Approval of transactions between Directors and the Company.

(18) Easing of liabilities for damages to the Company by Directors and Statutory Auditors pursuant to the provisions of the Articles of Incorporation.

(19) Intervention in an action against Directors to assist the Directors.

(20) Settlement of an action instituted by the Company to enforce the liability of Directors.

(21) Decision on expressing dissent to a notice of settlement from a court.

(22) Decision on disposition and acquisition through assignment of important property.

(23) Decision on borrowing of a large amount of money or furnishing of security and giving of guarantee.

(24) Appointment and removal of executive officers, managers and other important employees.

(25) Decision on establishment, alteration or abolition of important organization units, such as companies and centers.

(26) Decision on establishment or abolition of important places of business, such as branch offices and factories.

Matters provided for in the Articles of Incorporation:

(27) Selection of transfer agent and its place of business.

(28) Extraordinary closing of the register of shareholders and fixing of a record date.

(29) Decision on which one of the other Directors shall convene and preside over an Ordinary Meeting of Shareholders in case the President is prevented from so doing and the order thereof.

(30) Establishment, alteration and abolition of these Regulations of the Board of Directors and the Share Handling Regulations.

(31) Appointment and removal of Directors with specific titles.

Matters relating to the important business of the Company:

(32) Matters relating to the basic policy of the Company's management.

(33) Matters relating to the long-term management policy and annual plans, and expansion and reduction of the business.

(34) Establishment and dissolution of subsidiaries.

(35) Matters relating to production on a commercial basis of important new products and new technology.

(36) Conclusion, alteration and abolition of important technological or other contracts.

(37) Decision on the business assigned to Directors and their employment to perform certain duties.

(38) Approval of the concurrent holding by Directors of public offices or positions as officers or employees in other companies.

(39) Establishment, alteration and abolition of important regulations.

(40) Matters relating to important accountings.

(41) Matters relating to important lawsuits.

(42) Important matters relating to management of subsidiaries.

Others:

(43) Matters entrusted to the Board of Directors by resolution of the General Meeting of Shareholders.

(44) Distribution of the Directors' remuneration and bonuses.

(45) Alteration and abolition of the regulations of retirement gratuities of officers.

(46) Other matters as deemed important by the Board of Directors and the President in addition to each of the aforementioned items.

2. In case any matter is required to be urgently executed, the President may execute such matter without being resolved by the Board of Directors unless it contradicts any laws or regulations or the Articles of Incorporation. In this case, the President shall submit such matter to the following meeting of the Board of Directors for approval.

(Matters to be reported)

Article 9. The President shall report the state of execution of the business to the

Board of Directors at least once every three (3) months.

2. The President may cause any of the other Directors or executive officers to report the matter set forth in the preceding paragraph.

3. Any Director who engaged in competing transactions and transactions with the Company shall report important facts in respect of such transactions to the Board of Directors.

(Method of resolution)

Article 10. Resolutions of the Board of Directors shall be adopted by a majority of the Directors present who shall be more than one-half of the total number of Directors.

2. Directors having special interest in any matter to be resolved may not exercise their voting rights with respect to such matter.

In this case, such voting rights shall not be counted as the number of those of the Directors present in respect of such matter.

(Discretion of the President)

Article 11. In case the Board of Directors decides only on basic or important matters for the execution of the business, the President may determine the details thereof.

(Reconsideration)

Article 12. In case any material change occurs or any material fact is found in respect of any matter determined by the Board of Directors, such matter shall be submitted to the Board of Directors for reconsideration.

(Minutes)

Article 13. Minutes shall be prepared of the business at a meeting of the Board of Directors and record the general procedure and the resultant actions taken thereat, to which the Directors and Statutory Auditors present shall affix their signatures.

2. The minutes shall be kept at the Head Office for ten (10) years.

(Secretariat)

Article 14. The Board of Directors shall have a secretariat at the Administration Office (responsible for general affairs).

\- - - - - - - -

Established: August 13, 1951

Amended:	May 1, 1964
Amended:	December 25, 1974
Amended:	September 24, 1982
Amended:	February 2, 1984
Amended:	January 1, 1991
Amended:	April 1, 2001
Amended:	July 26, 2002

取締役会規程

（目的）
第１条　当会社の取締役会に関する事項は、法令または定款に定めあるもののほか、本規程の定めるところによる。

（構成）
第２条　取締役会は、取締役をもって構成する。
監査役は取締役会に出席し、必要ある場合は意見を述べなければならない。

（招集権者）
第３条　取締役会は、法令に別段の定めがある場合を除き、会長がこれを招集する。
会長に事故あるとき、不在のとき、または欠員のときは、予め定めた順位により他の取締役がこれを招集する。

（招集の時期）
第４条　取締役会は、毎月１回開催するほか必要に応じてこれを招集する。

（招集の場所）
第５条　取締役会は、本社において開く。
ただし、必要ある場合は、他の場所において開くことができる。

（招集の通知）
第６条　取締役会は、会日の３日前までに書面をもって通知する。
ただし、緊急の場合はこれを短縮し、電話、電子メールまたはその他の方法によってすることができる。
②取締役および監査役の全員の同意があるときは、招集の手続きを経ないで取締役会を開くことができる。

（議長）
第７条　取締役会の議長は、会長がこれにあたる。
会長に事故あるとき、不在のとき、または欠員のときは、予め定めた順位により他の取締役がその職務を代行する。

（付議事項）
第８条　会社の業務執行は、取締役会がこれを決定し、次の事項は取締役会に付議しなければならない。

[法定事項]
１．株主総会の招集および議題、議案と書類の決定
２．計算書類および附属明細書の承認

３．中間配当の決定
４．代表取締役の選任および解任
５．共同代表の決定
６．新株式発行の決定
７．普通社債および新株予約権付社債の発行
８．株式の分割およびそれに伴う会社が発行する株式の総数の増加に係る定款の変更
９．準備金の資本組入れの決定
１０．定時株主総会決議に基づく自己株式の取得
１１．子会社からの自己株式の買受
１２．自己株式の処分および消却
１３．単元株数の減少または廃止およびこれに伴う定款変更
１４．新株予約権の消却
１５．株主総会招集通知、株主総会議決権行使書および決算公告の電子化
１６．取締役の競業取引の承認および介入権の行使の決定
１７．取締役と会社間の取引の承認
１８．取締役および監査役に対する定款規定に基づく賠償責任の軽減
１９．会社の被告取締役への補助参加
２０．会社による取締役の責任追求訴訟の和解
２１．裁判所からの和解通知に対する異議申述の決定
２２．重要な財産の処分および譲受の決定
２３．多額な借入金または担保の提供ならびに保証の決定
２４．執行役員、支配人その他重要なる使用人の選任および解任
２５．カンパニー、センター等の重要な組織の設置および改廃の決定
２６．支店、工場等重要な事業所の設置および廃止の決定

[定款所定事項]
２７．名義書換代理人およびその事務取扱場所の選定
２８．株主名簿の臨時閉鎖および基準日の設定
２９．取締役社長に事故あるときの株主総会の招集権者および議長となる取締役およびその順序
３０．取締役会規程および株式取扱規程の制定および改廃
３１．役付取締役の選任および解任

[重要な業務に関する事項]
３２．経営の基本方針に関する事項
３３．長期経営方針および年度計画に関する事項ならびに事業の拡張または縮小
３４．子会社の設立および解散
３５．重要な新製品および新技術の企業化に関する事項
３６．重要な技術およびその他の契約の締結およびその改廃
３７．取締役の担当業務の決定と職務の委嘱

38．取締役の公職または他社役職員の兼務の承認
39．重要な規則の制定および改廃
40．重要な経理に関する事項
41．重要な訴訟に関する事項
42．子会社の経営に関する重要事項

[その他]
43．株主総会の決議により取締役会に委任された事項
44．取締役の報酬および賞与金の配分
45．役員退職慰労金規程の改廃
46．前各号の他、取締役会および取締役社長が重要と認めた事項

②緊急処理の必要があるときは、取締役社長は、法令および定款に違反しない限り、取締役会の決議を経ないで執行できる。この場合には次の取締役会で追認を求めなければならない。

（報告事項）

第9条　取締役社長は3ヵ月に1回以上業務執行の状況を取締役会に報告するものとする。

②取締役社長は他の取締役または執行役員に前項の報告をさせることができる。

③競業取引および会社との取引を行った取締役はその取引につき重要な事実を取締役会に報告しなければならない。

（決議方法）

第10条　取締役会の決議は、取締役の過半数が出席してその過半数をもって決定する。

②　議案につき特別の利害関係を有する取締役は、議決権を行使できない。

この場合には、その取締役の議決権は、その議案につき出席取締役の数に算入させない。

（取締役社長の裁量権）

第11条　取締役会が業務執行の基本的事項または重要な事項だけを決定した場合においては、その細目は社長が決定できる。

（再審議）

第12条　取締役会が決定した案件につき、重要な変更が生じた場合、または重大な事実が判明した場合は、再度取締役会に付議しなければならない。

（議事録）

第13条　取締役会の議事については、議事録を作り、議事の経過の要領およびその結果を記載し、出席した取締役および監査役がこれに署名す

ることを要する。

② 議事録は10年間本店に備置く。

（事務局）

第14条　取締役会の事務局をアドミニストレーション統括室(総務部)内に置く。

制定	1951年 8月13日	改定	1964年 5月 1日
改定	1974年12月25日	改定	1982年 9月24日
改定	1984年 2月 2日	改定	1991年 1月 1日
改定	2001年 4月 1日	改定	2002年 7月26日

(Translation)

03 JAN 17 AM 7:21

OLYMPUS OPTICAL CO., LTD.

SHARE HANDLING REGULATIONS

Chapter I. General Provisions

(Purpose)

Article 1. The denominations of share certificates and the handling relating to shares and fees therefor provided for in Article 9 of the Articles of Incorporation of the Company shall be governed by these Regulations.

(Shareholders and beneficial shareholders)

Article 2. In these Regulations, "shareholders" shall mean persons whose names have been entered or recorded in the register of shareholders by the issuance of new shares or registration of a transfer of shares. "Beneficial shareholders" shall mean persons who jointly hold the shares deposited with the Japan Securities Depository Center ("JASDEC") and entered or recorded in the register of shareholders in the name of JASDEC and who have been entered or recorded in the register of beneficial shareholders.

(Handling relating to beneficial shareholders)

Article 3. The handling relating to shares in respect of beneficial shareholders shall be governed by the provisions of JASDEC as well as these Regulations.

(Transfer agent)

Article 4. The transfer agent relating to the register of shareholders and the register of beneficial shareholders of the Company and its place of business and transmitting offices shall be as follows:

Transfer agent:

The Chuo Mitsui Trust and Banking Company, Limited
33-1, Shiba 3-chome, Minato-ku, Tokyo

Place of business:

The Chuo Mitsui Trust and Banking Company, Limited,
Head Office
33-1, Shiba 3-chome, Minato-ku, Tokyo

Transmitting offices:

Branch offices throughout Japan of
The Chuo Mitsui Trust and Banking Company, Limited

Head office and branch offices throughout Japan of
Japan Securities Agents, Ltd.

(Denominations of share certificates)

Article 5. The share certificates to be issued by the Company shall be in the denominations of 1 share, 10 shares, 50 shares, 100 shares, 500 shares, 1,000 shares, 10,000 shares and 100,000 shares; provided, however, that for any number of shares of less than one hundred, a certificate representing such number of shares may be issued.

2. Notwithstanding the provision of the preceding paragraph, in respect of the shares registered in the name of JASDEC, share certificates representing the number of all or a part of its shares may be issued.

3. Of the share certificates mentioned in each of the preceding paragraphs, no share certificate representing any number of shares constituting less than one unit of shares ("certificate for less-than-one-unit shares") shall be issued, except as provided in the provisions of Articles 23 through 25.

(Mode of application, request, notification or notice)

Article 6. The procedure, such as application, request, notification or notice in respect of the matters which the Company has entrusted to the transfer agent shall be directed to the transfer agent.

2. Any application, request, notification or notice under these Regulations shall be in the form prescribed by the Company and shall be affixed with the seal filed under the provisions of Article 16.

3. In case any application, request, notification or notice mentioned in the preceding paragraph is made or given by agent, a document showing the power of representation shall be presented. In case such any application, request, notification or notice requires the consent of a guardian or aide, a document showing the consent shall be presented.

Chapter II. Registration of Transfer

(Registration of transfer)

Article 7. In case of an application for the registration of a transfer of shares, the application shall be submitted together with the share certificates concerned.

2. In case of an application for the registration of a transfer of shares for causes other than assignment, a document showing the acquisition of such shares shall be submitted

together with the application and the share certificates concerned; provided, however, that it shall not be required to submit share certificates if the share certificates have not been issued.

(Registration of transfer in cases specially provided for by laws or regulations)

Article 8. If a special procedure is required to be taken under any law or regulation with respect to a transfer of shares, an application therefor shall be submitted together with the share certificates concerned and a document showing the completion of such procedure.

Chapter III. Entries or Records in Register of Beneficial Shareholders

(Submission of beneficial shareholder cards)

Article 9. In making a request for entries or records in the register of beneficial shareholders, a specific beneficial shareholder card designated by JASDEC shall be submitted through a participant thereof.

(Entries or records in the register of beneficial shareholders)

Article 10. Entries or records in the register of beneficial shareholders shall be made on the basis of the beneficial shareholder cards mentioned in the preceding Article and notice from JASDEC relating to the beneficial shareholders.

(Aggregation)

Article 11. If the name and address of a beneficial shareholder entered or recorded in the register of beneficial shareholders and the name and address of a shareholder entered or recorded in the register of shareholders are considered to be identical, the number of shares entered or recorded in the register of beneficial shareholders and the number of shares entered or recorded in the register of shareholders shall be added up for the purpose of exercise of their rights as shareholders.

Chapter IV. Registration of Pledge and Indication of Trust Property

(Registration of pledge or cancellation thereof)

Article 12. In case of an application for the registration of a pledge on shares or for the cancellation thereof, the application shall be submitted under the joint signatures of the pledgor and the pledgee, together with the share certificates concerned.

(Indication of trust property or cancellation thereof)

Article 13. In case of an application for the indication of trust property in respect of shares or for the cancellation thereof, the application shall be submitted by the trustor or the trustee, together with the share certificates concerned.

Chapter V. Non-Possession of Share Certificates

(Notice of non-possession of share certificates)

Article 14. In case of notice of non-possession of share certificates, the written notice shall be submitted together with the share certificates concerned; provided, however, that it shall not be required to submit share certificates if the share certificates have not been issued.

(Application for delivery of share certificates not in possession)

Article 15. If a shareholder who has given notice of non-possession of share certificates desires to apply for the issuance or return of such share certificates, an application to that effect shall be submitted.

Chapter VI. Notification of Various Matters

(Notification of addresses, names and seals of shareholders, etc.)

Article 16. Shareholders, beneficial shareholders, registered pledgees or their legal representatives shall file notification of their addresses, names and seals; provided, however, that foreigners who are accustomed to signing may substitute their specimen signatures for seals.

2. The same shall also apply in case of any change occurring in the matters notified under the preceding paragraph.

(Notification of addresses at which shareholders, etc. residing in foreign countries are to receive notice)

Article 17. Shareholders, beneficial shareholders, registered pledgees or their legal representatives residing in foreign countries shall, in addition to taking the procedure under the preceding Article, appoint their standing proxies or file notification of addresses for receiving notice, in Japan.

2. The provisions of the preceding Article shall apply, *mutatis mutandis*, to standing proxies.

(Representative of a corporation)

Article 18. If a shareholder or a beneficial shareholder is a corporation, such shareholder or beneficial shareholder shall file notification of one representative of it.

2. In case of any change occurring in the matters notified under the preceding paragraph, written notification thereof shall be filed together with a certified extract from the corporate register.

(Representative of joint shareholders)

Article 19. Shareholders or beneficial shareholders owning shares jointly shall appoint one representative and file notification thereof under their joint signatures.

2. The same shall also apply in case of a change of such representative.

(Alteration of matters indicated in the register of shareholders, etc. and on share certificates)

Article 20. In case it is desired to have the indications in the register of shareholders or the register of beneficial shareholders and on the share certificates altered for any of the following causes, written notification shall be filed together with the share certificates concerned and a document showing the fact; provided, however, that it shall not be required to submit share certificates if the share certificates have not been issued:

(1) Change of surname or given name.

(2) Appointment, change or discharge of a person exercising parental power, a guardian, or other legal representative.

(3) Change of trade name or corporate name.

(4) Change of corporate organization.

(Method of filing notification by beneficial shareholders)

Article 21. In case a beneficial shareholder files notification as provided for in this Chapter, the notification shall be filed through the participant; provided, however, that any matter which shall be notified to the Company directly by a beneficial shareholder in accordance as specified by JASDEC shall be governed as provided for in Article 6.

Chapter VII. Reissue of Share Certificates

(Reissue due to division or consolidation)

Article 22. In case of an application for the issuance of new share certificates due to division or consolidation of share certificates, the application shall be submitted together with the share certificates concerned.

(Reissue due to loss)

Article 23. In case of an application for the issuance of new share certificates due to loss of share certificates, the application shall be submitted together with the authenticated copy or a certified copy of the judgment of nullification.

(Reissue due to disfigurement or mutilation)

Article 24. In case of an application for the issuance of new share certificates due to disfigurement or mutilation of share certificates, the application shall be submitted together with the share certificates concerned; provided, however, that if it is difficult to ascertain the

genuineness of the share certificates, the procedure under the preceding Article shall be followed.

(Reissue due to the space being used up)

Article 25. In case the title columns of share certificates have been used up, the Company shall withdraw such share certificates and issue new share certificates.

(Automatic consolidation of certificates for less-than-one-unit shares)

Article 26. In case a combination of the certificates for less-than-one-unit shares submitted for the registration of a transfer of shares constitutes one unit, such certificates shall be consolidated into a share certificate representing one unit of shares, unless the contrary intention is made known by the applicant for the registration of a transfer of shares.

Chapter VIII. Purchase of Less-than-One-Unit Shares

(Request for purchase)

Article 27. In case of a request for the purchase of less-than-one-unit shares, the written request shall be submitted to the transfer agent's place of business or any of its transmitting offices set forth in Article 4, together with the share certificates concerned; provided, however, that it shall not be required to submit share certificates if the share certificates have not been issued.

2. In case a beneficial shareholder makes a request for the purchase of less-than-one-unit shares, a written request shall be submitted through the participant and JASDEC.

3. The procedure under the preceding paragraph shall apply, *mutatis mutandis*, in case a depositor of certificates for less-than-one-unit shares who has not been entered or recorded in the register of beneficial shareholders makes a request for the purchase of less-than-one-unit shares.

(Purchase price)

Article 28. The per-share purchase price of the less-than-one-unit shares shall be the last price on the market provided by the Tokyo Stock Exchange on the day on which the purchase request mentioned in the preceding Article reached the transfer agent's place of business; provided, however, that if there is no sale and purchase transaction on such day, the purchase price shall be the price established by the first sale and purchase transaction taking place thereafter.

(Payment of purchase price)

Article 29. The purchase price shall be paid to the requesting party at the office at which the purchase request was received, within six business days counting from the day next following the day on which the purchase price mentioned in the preceding Article was determined; provided, however, that if the purchase price is cum dividend or cum right to

receive shares allocated upon a stock split or to subscribe for new shares, etc., the purchase price shall be paid on or before the record date or the allocation date therefor.

2. The requesting party may request that the purchase price be paid by transfer to a bank account designated by such party or by postal transfer cash payment.

3. Payment of the purchase price shall be made after deduction of a fee set forth in Article 31, item (2).

(Passing of the shares purchased)

Article 30. The less-than-one-unit shares requested to be purchased shall pass to the Company on the day on which the payment, or the procedure for payment, of the purchase price under the preceding Article is completed.

Chapter IX. Fees

(Fees)

Article 31. The fees relating to the handling of shares of the Company shall be as follows:

(1) In case of delivery of share certificates under Article 15 (Issuance or return of share certificates not in possession), Article 23 (Loss) and Article 24 (Disfigurement or mutilation):

¥250 per sheet of share certificate

(2) In case of purchase of less-than-one-unit shares under Article 27 (Request for purchase):

Pro rata portion according to the number of less-than-one-unit shares purchased of an amount of the fee for one unit of shares calculated by the following formula:

Formula: Of the aggregate of the per-share purchase price specified in Article 28 multiplied by the number of shares constituting one unit of shares,

The first 1 million yen:	1.150%
Exceeding 1 million yen but not exceeding 5 million yen:	0.900%
Exceeding 5 million yen but not exceeding 10 million yen:	0.700%
Exceeding 10 million yen but not exceeding 30 million yen:	0.575%
Exceeding 30 million yen but not exceeding 50 million yen:	0.375%

(Any fraction of one yen shall be disregarded.)

Provided, however, that if the amount obtained for one unit of shares falls below ¥2,500, the fee shall be ¥2,500.

Established:	August 1951
Amended:	June 1959
Amended:	March 1967
Amended:	August 1968
Amended:	December 1974
Amended:	September 1982
Amended:	June 1991
Amended:	September 1999
Amended:	April 2000
Amended:	October 2000
Amended:	December 2000
Amended:	October 2001
Amended:	June 2002

_ _ _ _ _ _ _ _

株式取扱規程

第1章　総　　則

（目的）

第1条　当会社定款第9条に定める株券の種類ならびに株式に関する取扱いおよび手数料については、本規程によるものとする。

（株主および実質株主）

第2条　この規程にいう株主とは、新株発行または株式名義書換により株主名簿に記載または記録された者をいい、実質株主とは証券保管振替機構に預託されかつ株主名簿に証券保管振替機構名義で記載または記録された株式の共有者で実質株主名簿に記載または記録された者をいう。

（実質株主に関する取扱い）

第3条　実質株主に係る株式に関する取扱いは本規程のほか、証券保管振替機構が定めるところによる。

（名義書換代理人）

第4条　当会社の株主名簿および実質株主名簿についての名義書換代理人およびその事務取扱場所ならびに同取次所は次のとおりとする。

名義書換代理人	東京都港区芝三丁目３３番１号 中央三井信託銀行株式会社
同事務取扱場所	東京都港区芝三丁目３３番１号 中央三井信託銀行株式会社　本店
同　取　次　所	中央三井信託銀行株式会社　全国各支店 日本証券代行株式会社　本店および全国各支店

（株券の種類）

第5条　当会社の発行する株券の種類は、１株券、１０株券、５０株券、１００株券、５００株券、１，０００株券、１０，０００株券、１００，０００株券とする。
ただし、１００株未満の株式については、その株数を表示した株券を発行することができる。

② 前項の規定にかかわらず証券保管振替機構名義の株式については、その全部または一部につきその株数を表示した株券を発行することができる。

③ 前各号の株券のうち単元未満株式の数を表示した株券（以下「単元未満株券」という。）については第２３条から第２５条までの規定による場合を除き発行しない。

（請求、届出または申出方式）

第６条 当会社が名義書換代理人に委託した事務についての請求、届出または申出等の手続きは、名義書換代理人にするものとする。

② 本規程による請求、届出または申出については当会社の定める書式により、これに第１６条の規定による届出印を押捺するものとする。

③ 前項の請求、届出または申出について、代理人により行うときは代理権を証する書面を、保佐人または補助人の同意を要するときは同意を証する書面を提出するものとする。

第２章　名義書換

（名義書換）

第７条 株式の名義書換を請求するときは、請求書に株券を添えて提出するものとする。

② 譲渡以外の事由により名義書換を請求するときは、請求書および株券に添えて取得を証する書面を提出するものとする。ただし株券が発行されていないときは株券の提出を要しない。

（法令による別段の定めあるときの名義書換）

第８条 株式の移転につき、法令による別段の手続を必要とするときは請求書に株券およびその完了を証する書面を添えて提出するものとする。

第３章　実質株主名簿への記載または記録

（実質株主票の提出）

第９条 実質株主名簿への記載または記録を請求するときは、証券保管振替機構が定めた所定の実質株主票を、参加者を経由して提出するものとする。

（実質株主名簿への記載または記録）

第１０条　実質株主名簿への記載または記録は、前条の実質株主票および証券保管振替機構より提出される実質株主に関する通知によるものとする。

（名寄せ）

第１１条　実質株主名簿に記載または記録された実質株主の住所および氏名ならびに株主名簿に記載または記録された株主の住所および氏名が同一人と認められるときは、株主の権利行使に関しては実質株主名簿の株式数および株主名簿の株式数を合算するものとする。

第４章　質権の登録および信託財産の表示

（質権の登録または抹消）

第１２条　株式につき質権の登録またはその抹消を請求するときは、請求書に質権設定者および質権者が連署し、株券を添えて提出するものとする。

（信託財産の表示または抹消）

第１３条　株式につき信託財産の表示またはその抹消を請求するときは、委託者または受託者が請求書に株券を添えて提出するものとする。

第５章　株券の不所持

（株券不所持の申出）

第１４条　株券の不所持の申出をするときは、申出書に株券を添えて提出するものとする。ただし、株券が発行されていないときは株券の提出を要しない。

（不所持株券の交付請求）

第１５条　株券不所持の申出をした株主が株券の発行または返還を請求するときは、その旨の請求書を提出するものとする。

第６章　諸　　届

（株主等の住所、氏名および印鑑の届出）

第１６条　株主、実質株主および登録質権者またはそれらの法定代理人は住所、氏名および

印鑑を届出るものとする。ただし、署名の習慣のある外国人は署名鑑をもって印鑑に代えることができる。

② 前項の届出事項を変更したときも同様とする。

(外国居住株主等の通知を受くべき場所の届出)

第17条 外国に居住する株主、実質株主および登録質権者またはそれらの法定代理人は前条の手続きのほか、日本国内に常任代理人を選任するか、または通知を受くべき場所を届出るものとする。

② 常任代理人には前条の規定を準用するものとする。

(法人の代表者)

第18条 株主または実質株主が法人であるときは、その代表者1名を届出るものとする。

② 前項の届出事項を変更したときは、届出書に登記簿抄本を添えて提出するものとする。

(共有株主の代表者)

第19条 株式を共有する株主または実質株主は、共有者連署のうえその代表者1名を定めて届出るものとする。

② 代表者を変更したときも同様とする。

(株主名簿等および株券の表示変更)

第20条 次に掲げる事由により株主名簿または実質株主名簿および株券の表示の変更をしようとするときは届出書に株券およびその事実を証する書面を添えて提出するものとする。

ただし、株券が発行されていないときは株券の提出を要しない。

1. 改姓、改名
2. 親権者、後見人、その他法定代理人の設定、変更または解除
3. 商号または法人名称の変更
4. 法人組織の変更

(実質株主の届出方法)

第21条 実質株主が本章に定める届出を提出するときは参加者を経由して届出るものとする。

ただし、証券保管振替機構の定めるところに基づいて、直接実質株主が当会社に

届出るものは、第6条に定めるところによるものとする。

第7章　株券の再発行

（分割または併合による再発行）

第22条　株券の分割または併合により新株券の発行を請求するときは、請求書に株券を添えて提出するものとする。

（喪失による再発行）

第23条　株券の喪失により新株券の発行を請求するときは、請求書に除権判決の正本または謄本を添えて提出するものとする。

（汚損または毀損による再発行）

第24条　株券の汚損または毀損により新株券の発行を請求するときは、請求書に株券を添えて提出するものとする。ただし、株券の真偽を判別しがたいときは、前条の手続きによるものとする。

（満欄による再発行）

第25条　株券の名義人欄が満欄になったときは、当会社はこれを回収し新株券を発行するものとする。

（単元未満株券の自動併合）

第26条　名義書換のため提出された単元未満の株券の組合わせにより、1単元となる場合には、名義書換請求人の特段の意思表示のない限り1単元の株券に併合するものとする。

第8章　単元未満株式の買取り

（買取の請求）

第27条　単元未満株式の買取りを請求するときは、請求書に株券を添えて第4条に規定する株式事務取扱場所または取次所に提出するものとする。ただし、株券が発行されていないときは、株券の提出は要しない。

②　実質株主が単元未満株式の買取請求を行うときは、請求書を添えて参加者および証券保管振替機構を経由して行わなければならない。

③　実質株主名簿に記載または記録のない単元未満株券の預託者が買取請求を行うときは、前項の手続きによるものとする。

（買取価格）

第２８条　単元未満株式の１株当りの買取価格は、前条の買取請求書類が株式事務取扱場所に到着した日の東京証券取引所の開設する市場における最終価格とする。

ただし、その日に売買取引がないときは、その後最初になされた売買取引の成立価格とする。

（買取代金の支払）

第２９条　買取代金は前条の買取価格が決定した日の翌日から起算して６営業日以内に買取請求を受けた場所において請求者に支払うものとする。ただし、買取価格が配当、株式分割、または新株引受権等の権利付価格であるときは基準日もしくは割当日までに買取代金を支払うものとする。

②　買取請求者は、その指定する銀行預金口座への振込または郵便振替現金払による買取代金の支払を請求することができる。

③　買取代金の支払に際し、第３１条第２号に定める手数料を控除する。

（買取株式の移転）

第３０条　買取りの請求を受けた単元未満株式は前条による買取代金の支払いまたは支払手続きを完了した日に当会社に移転するものとする。

第9条　手　数　料

（手数料）

第３１条　当会社の株式取扱に関する手数料は次のとおりとする。

１．第１５条（不所持株券の発行または返還）、第２３条（喪失）、第２４条（汚損または毀損）により株券を交付する場合

１枚につき　２５０円

２．第２７条（買取の請求）にもとづく単元未満株式の買取りの場合

以下の算式により1単元当りの金額を算定し、これを買取った単元未満株式の数で按分した金額とする。

（算式）第２８条に定める１株当りの買取価格に１単元の株式数を乗じた合計金額のうち

100万円以下の金額につき	1.150%
100万円を超え500万円以下の金額につき	0.900%
500万円を超え1,000万円以下の金額につき	0.700%
1,000万円を超え3,000万円以下の金額につき	0.575%
3,000万円を超え5,000万円以下の金額につき	0.375%

（円未満の端数が生じた場合は切捨てる。）

ただし、1単元当りの算定金額が2,500円に満たない場合には、2,500円とする。

制定	1951年８月	改定	1959年６月
改定	1967年３月	改定	1968年８月
改定	1974年12月	改定	1982年９月
改定	1991年６月	改定	1999年９月
改定	2000年４月	改定	2000年10月
改定	2000年12月	改定	2001年10月
改定	2002年６月		

以　上

(Excerpt translation)

BUSINESS REPORT FOR THE 133RD BUSINESS YEAR

(from April 1, 2000 to March 31, 2001)

OLYMPUS REPORT

OLYMPUS OPTICAL CO., LTD.

Non-Consolidated Changes of Operating Results

(Translation omitted)

TO SHAREHOLDERS

(Translation omitted)

OUTLINE OF BUSINESS

Imaging
Endoscopes
Microscopes
Clinical Analyzers
Information Peripheral

(Translation omitted)

INTERVIEW

(Translation omitted)

SERIES 3

(Translation omitted)

FINANCIAL STATEMENTS

(Translation omitted)

OFFICERS

(Translation omitted)

CONSOLIDATED FINANCIAL STATEMENTS

(Translation omitted)

OUTLINE OF THE COMPANY (As at March 31, 2001)

(Translation omitted)

INFORMATION FOR SHAREHOLDERS

(Translation omitted)

- E N D -

OLYMPUS
人から発想します。オリンパス

第133期 事業報告

平成12年4月1日～平成13年 3月31日


OLYMPUS REPORT

■ 売上高の推移



(億円)
3,000
2,500
2,000
1,500
1,000
500
0
第129期
第130期
第131期
第132期
第133期
(当期)

■ 経常利益および当期利益の推移



(億円)
120
100
80
60
40
20
0
経常利益
当期利益
第129期
第130期
第131期
△50
第132期
第133期
(当期)

■ 総資産および純資産の推移



(億円)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
総資産
純資産
第129期
第130期
第131期
第132期
第133期
(当期)

■ 1株当たりの当期利益の推移



(円)
30
25
20
15
10
5
0
第129期
第130期
第131期
△19.2
第132期
第133期
(当期)

第129期　平成 8年4月～平成 9年3月
第130期　平成 9年4月～平成10年3月
第131期　平成10年4月～平成11年3月
第132期　平成11年4月～平成12年3月
第133期　平成12年4月～平成13年3月
(当期)

(注) この報告書は次により記載しています。
1. 百万円単位の表示金額は、百万円未満を切り捨てています。
2. 千株単位の表示株数は、千株未満を切り捨てています。
3. △は損失を示しています。



株主のみなさまへ

第133期事業報告をお届けするにあたり、株主のみなさまの平素からのご支援に心からお礼申し上げます。

この度、6月28日開催の取締役会におきまして、私が代表取締役社長に選任され、就任いたしました。微力ながら社業の発展に専心努力いたす所存でありますので、何卒よろしくお願い申し上げます。

さて当期を振り返りますと、急拡大が期待される「ゲノム」分野において新会社を設立するなど、新たな核となる事業の創成に努めてまいりました。一方で、製造・物流拠点の見直し、トータルリードタイム半減への取組み、海外拠点の拡充など事業構造の抜本的な改革を行い、効率の向上によるコストの最小化を図ることにより収益性の追求を行ってまいりました。

この結果、デジタルカメラの売上高が大きく伸長したことから、売上高は6期連続の増収を確保し、また経常利益、当期利益とも大幅な増益となりました。

なお、経営のスピードと効率を高めるとともに、従業員の意識改革を図るため、本年4月より、経営構造の改革を実施しております。事業部門を顧客視点で市場セグメントに対応した3つのカンパニーに、スタッフ部門を2つのセンターに再編し、カンパニーの自立経営とセンターのサポート体制を強化いたしました。また、経営のスピードアップと責任の明確化とともにコーポレートガバナンス強化を図るために、本年6月の定時株主総会後より取締役会の改革と執行役員制の導入を実施いたしました。

これら一連の経営構造改革により、さらに成長性と収益性を高めてまいります。

株主のみなさまにおかれましては、今後とも一層のご理解とご支援を賜りますようお願い申し上げます。

平成13年6月

代表取締役社長　菊川　剛


■事業部門別売上比率
情報機器 8.8%
分析機 3.4%
光学機器 9.6%
映像 49.1%
内視鏡 29.1%
■仕向地別売上比率
その他 0.1%
アジア 10.6%
国内 31.2%
欧州 21.4%
北米 36.7%

業績の概要

当第133期は、デジタルカメラが大幅に売上を伸ばしたことから、売上高は前期に比べ12.0％増の3,129億31百万円となりました。
利益面では、売上拡大と原価改善に努めた結果、営業利益は前期比31.3％増の173億3百万円、経常利益は前期比56.5％増の123億44百万円、当期利益は75億7百万円となりました。

なお、連結決算業績におきましても、単独決算の状況を反映して、売上高は、前期比8.9％増の4,667億4百万円となり、7期連続の増収となりました。
利益面では、営業利益は前期比17.8％増の354億96百万円、経常利益は前期比9.2％増の226億89百万円、当期純利益は117億87百万円となりました。
なお、連結売上高、経常利益および当期純利益は過去最高であります。

IMAGING

映像部門

急成長を続けるデジタルカメラ市場では、カメラメーカーや大手電機メーカーが本格的に参入し、競争が一層激化しました。一方、デジタルカメラの急速な普及により、コンパクトカメラ市場は縮小を余儀なくされました。
このような状況下、デジタルカメラは海外向けを中心に大きく売上を伸ばし、全社の売上高の増加に寄与いたしました。400万画素で4倍ズームレンズを搭載した「キャメディアE－10」やクラス最高レベルの明るさを実現した「キャメディアC－3040ZOOM」などを発売し、商品ラインナップを拡充いたしました。一方、コンパクトカメラでは、大型実像式ファインダーを搭載した「スーパーズーム120SF」を発売するなど需要の喚起に努めましたが、市場規模縮小の影響をカバーしきれず、国内、輸出とも減収となりました。
この結果、映像部門の売上高は1,536億99百万円（前期比19.0%増）となりました。



(億円)
1,500
1,250
1,000
750
500
250
0
129
130
131
132
133(期)
(当期)

■映像部門の売上高の推移



OLYMPUS
E-10
CAMEDIA
CAMEDIA
OLYMPUS

（上）2000年10月に東京ビッグサイトで開催された「World PC Expo2000」の当社メインステージでPRされる「キャメディアE-10」。
（下）「キャメディアE-10」
デジタルカメラの理想を追求し、圧倒的な美しさと使いやすさ、機動性を実現した400万画素一眼レフデジタルカメラです。。



38mm
70mm
120mm



OLYMPUS
SUPERZOOM 120 SF
AF

「スーパーズーム120SF」
ファインダーをのぞいた瞬間にはっきりと大きく被写体が見えるのに加えて、3.1倍ズームを搭載し、撮りやすさにこだわったカメラです。

ENDOSCOPES

内視鏡部門

内視鏡ビデオシステムの新製品「EVIS EXERA」を発売するとともに、米国において活発なデモンストレーション活動を行うなど、積極的な販促活動を展開しました。



(億円)
1,000
800
600
400
200
0
129
130
131
132
133 (期)
(当期)

■内視鏡部門の売上高の推移

国内においては、医療機関における更新需要の冷え込みが続いたために、売上高は前期を下回りました。一方、輸出においては、米国向けの消化器および気管支内視鏡の販売が好調で、売上高は前期を上回りました。

この結果、内視鏡部門の売上高は911億10百万円（前期比0.3%増）となりました。



MPUS
OLY



（左）2000年5月に米国サンディエゴにて開催されたDDW(アメリカ消化器病週間)の展示会場風景。オリンパスの内視鏡のブースが人気を集めました。

（右）ビデオスコープシステム「EVIS240」

高解像化、鮮明な色再現、高度な画像処理機能により、病気の早期発見に役立っています。

MICROSCOPES

光学機器部門

医学・生物分野や工業分野の多様な用途ごとに専用機種をラインナップした「BX2シリーズ」を発売するなど需要の喚起に努めるとともに、米国に設立した子会社の営業を開始して、半導体関連事業の一層の拡大を図りました。



(億円)
300
250
200
150
100
50
0
129
130
131
132
133 (期)
(当期)

■光学機器部門の売上高の推移

国内においては、液晶検査装置および半導体関連の検査装置「ウエハステーション」の販売が好調で、前期に比べ大きく売上を伸ばしました。輸出においては、アジア向けの液晶検査装置などが大きく売上を伸ばし、輸出売上高は前期を上回りました。

この結果、光学機器部門の売上高は301億46百万円（前期比22.3%増）となりました。



ウエハ自動搬送外観検査顕微鏡「AL3100」

オリンパス独自の無限遠補正光学系を搭載し、300mmウエハのミクロ検査及び表裏のマクロ検査が可能です。

CLINICAL ANALYZERS

分析機部門

生化学分野における自動分析装置の製品ラインナップ拡充により市場シェア拡大を図りました。
国内においては、大型生化学自動分析装置の新製品「AU5400」が売上を大きく伸ばしたことにより、売上高は前期を上回りました。輸出においても、欧米向けの生化学分析装置「AU2700」の売上が好調で、アジア向けも中国、韓国でシェアを伸ばし、輸出売上高は前期を上回りました。
この結果、分析機部門の売上高は107億49百万円（前期比10.3％増）となりました。


(億円)
100
80
60
40
20
0
129
130
131
132
133 (期)
(当期)

■分析機部門の売上高の推移


AU5400

自動分析装置「AU5400」
高速大量処理をはじめ、試薬使用量の大幅な削減、メンテナンス時間の短縮など、大型ラボラトリーのさらなる効率化を実現しました。

INFORMATION PERIPHERAL

情報機器部門

他社と共同でモバイル・シアターの新市場創造を目指し、ポータブルDVDプレーヤーと当社製品であるパーソナル・ディスプレイ「アイトレック」のダイレクト接続ケーブル・アダプタを発売しました。
国内においては、文庫本大のコンパクトサイズでUSB接続可能な光磁気ディスク装置「TURBO MO mini」を発売しましたが、発売時期が遅れたことにより、売上高は前期を下回る結果となりました。輸出においては、米国向けの携帯情報端末（ハンディターミナル）の販売が大きく伸びたため、売上高は前期を上回りました。
この結果、情報機器部門の売上高は272億25百万円（前期比8.6％増）となりました。


(億円)
250
200
150
100
50
0
129
130
131
132
133 (期)
(当期)

■情報機器部門の売上高の推移



光磁気ディスク装置「TURBO MO mini MO643U1」
小型・軽量・ファッショナブルでかつ、高性能を簡単に扱えるようにしたエントリーモデルです。

INTERVIEW
インタビュー

6,000億円遺伝子解析市場への挑戦

オリンパスはゲノム医療関連事業を本格展開し、遺伝子にかかわる基礎研究から臨床検査・診断・治療・予防を支援する医療システムの開発および関連サービスを開始するために、2000年12月に「ゲノム医療事業推進プロジェクト」を設置しました。研究開発成果によるビジネス展開に加えて、国家プロジェクトへの参画や国内外の研究機関、企業との連携を積極的に推進し、10年後には売上高1,000億円を目指します。またこのプロジェクトの目論見が実現すれば、既存の医療分野においても相乗効果を発揮し、より一層の事業拡大が期待されます。こうしたオリンパスの新たな挑戦について、同プロジェクトを推進する柳澤一向上席執行役員に話を聞きました。



ゲノム医療事業推進プロジェクトリーダー
上席執行役員 **柳澤 一向**

Q オリンパスが積極的に取り組むゲノム医療市場の現状と将来性についてお聞かせください。

A. ゲノム医療市場の大きさですが、1999年に旧5省庁が共同で「バイオテクノロジー産業の創造に向けた基本方針」(※注)を出しています。それによると、国内のバイオテクノロジー市場の大きさは、2010年に25兆円と予想されています。一般的に、その中でのゲノム医療市場は40～60%、10～15兆円を占めるだろうといわれています。

ゲノム医療市場といっても、ゲノム創薬といわれる薬の分野、人工臓器、再生医療などさまざまですが、これらの分野はオリンパスにはあまり馴染みません。オリンパスがこれまで培ってきた経営資源が生かせる領域、市場ということを考えると、それは遺伝子の解析市場ということになると思います。それでは、遺伝子の解析市場の大きさはどのくらいか——。私どもの予測としては、国内において2010年で6,000億円を超える市場規模になるだろうと見ています。もちろん世界に目を向けますと、もっと大きくなります。しかし、その世界的な規模は不透明なところがありますので、国内の6,000億円をひとつの指標にして、10年後の遺伝子の解析市場で20%くらいのシェアを確保したいという意欲的な目標を持っております。つまり、切りのいい数字で1,000億円です。これには解析機器やシステム、あるいは試薬、消耗品から解析サービスという情報の提供までが含まれています。

Q 10年後の売上高1,000億円達成のために、どのような取り組みをされるのでしょうか。

A. 3つのステップに分けて取り組んでいくつもりです。ゲノム医療事業推進プロジェクトができたのは2000年12月ですが、2001、2002年をフェーズⅠとします。フェーズⅠはわれわれの遺伝子解析技術に基づいた機器システム、サービスが市場で認知され、評価されていく段階としてとらえ、事業を立ち上げていく期間だと見ています。とくに、ゲノム創薬

(※注)「バイオテクノロジー産業の創造に向けた基本方針」
1999年1月29日付けで、当時の科学技術庁長官、文部大臣、厚生大臣、農林水産大臣、および通商産業大臣により申し合わせられた基本方針で、「ゲノム情報を活用した産業化の加速的促進に向け、関係省庁が一丸となって、抜本的に取組みを強化する必要がある」とされています。

やガンの臨床応用に向けた研究市場に焦点を当てて、それに必要な解析システム・解析サービスを展開していきたいと考えています。
次の3年間のフェーズⅡでは、市場プレゼンスの確立を目標としています。具体的には、事業として一本立ちさせて安定した事業にすることと、研究レベルを超えて臨床レベルでの検査や診断ということが出てくると思われますから、臨床レベルの解析ノウハウを先生方と一緒になって蓄積していこうと考えています。
フェーズⅢの残り5年は、事業規模の拡大と事業の体質強化を図ります。ガンの疾患関連機器システムは臨床レベルで使われているでしょうから、システムやサービスを提供するとともに、いわゆる生活習慣病やほかの疾患の遺伝子検査・診断にも拡大していくつもりでいます。

Q ゲノム医療市場参入における オリンパスの強みは何でしょうか。

A. ひとつの強みは、1980年代からゲノム関連の研究開発を開始しており、技術の蓄積と、専門知識を備えた人材がいることです。オリンパスは当時から免疫分析の事業や技術開発として、モノクロナール抗体の作成技術開発や、ニューヨーク大学


ガン疾患臨床検査・診断への応用 ③
オリンパスの遺伝子関連事業への参入を発表した「ゲノムに関するビジネス展開」記者発表会(2000年12月12日)より。

との遺伝子解析の共同研究を行ってきました。さらに、既存の技術資産や市場資産の存在も大きな強みです。たとえば遺伝子が生み出す蛋白の情報を取り出す蛍光顕微鏡、一分子レベルでDNAの性質を分析する際の共焦点顕微鏡など、当社の基盤となる光学技術がコア技術となります。また事業として見た場合、顕微鏡をはじめ、内視鏡、生化学分析機なども非常につながりの大きいマーケットであり、加えて大学や研究所のドクターや研究者とも既存事業において密接なつながりがあるなど、そういった市場資産の存在も見逃せません。

Q ゲノム医療事業推進プロジェクトはどのような体制で進められているのでしょうか。

A. われわれのプロジェクトは現在40名弱で、事業の企画、機器やシステムの開発、3年後、5年後を考えての研究開発、機器のアプリケーション開発やユーザーのサポートといった部隊だけを抱えています。商品を設計したり、製造したり、それを販売したりする機能はありません。むしろそうした機能を持たずに、当社の顕微鏡や分析機などの既存事業のインフラを利用しようと考えています。そうすれば、いち早く次の商品を改良・開発したり、ユーザーニーズを的確にくみ上げ、サポートができると考えています。

Q すごいスピードでゲノム医療市場は動いています。歩きながら、あるいは走りながらビジネスをしなくてはならないというのが現状なのでしょうか。

A. たしかに、解析機器やシステムの完成度を高めることは重要ですが、もっと大事なのはタイミングです。的確な時期に市場に参入していかないと、競争に負けてしまいます。ですから、ユーザーに使っていただきながら、ユーザーと一緒に問題解決していくといった取り組みが必要ではないでしょうか。わ



れわれは現在、遺伝子のSNP（一塩基多型）、DNAチップやDNAマイクロアレイといわれる遺伝子の発現情報、あるいはDNAシークエンスといわれる技術を使い、遺伝子を解析する機器やサービスの技術開発をしていますが、ユーザーは、正確性、スピード、使いやすさ、コスト、解析手法や機器の有用性など、既存の解析機器にはまだまだ不完全な部分が多いと感じておられるはずです。したがって、そうした市場ニーズにきちんと対応していけば、解析機器やシステムの市場というのはもっと広がっていくと思っています。たとえば、DNAマイクロアレイについては、オランダのパームジーン社というベンチャー企業が開発した技術が非常に簡便で、低コスト実現の可能性があるため、資本参加しながら戦略的な連携を進めて市場に出していく予定です。また、SNPタイピング技術についても、コストとスピードで差別化できる解析装置をドイツのエボテック社と共同開発しています。

Q 遺伝子受託解析サービスの新会社(株)ノバスジーンを三井情報開発(株)と共同出資で設立しましたが、その狙いは？

A. われわれは解析機器やシステムの提供と解析サービスの提供を事業の２本柱にしていますが、解析サービスにはまったく違った技術が必要なのです。そこで、2001年3月1日に三井情報開発(株)とオリンパスとで合弁会社をスタートさせました。解析サービスによって情報を得るには、情報の元になるデータを取り出す機能と、取り出した情報を加工・解析する機能が必要です。オリンパスは前者は強いものの、後者の技術を保有しておりません。そこで、情報処理が得意な三井情報開発(株)と組んだわけです。サービスの提供先は当面研究機関が中心ですが、国家プロジェクトや医療機関などの仕事も請け負っていきたいと考えています。

Q 最後に、ゲノム医療事業の今後の見通しをお聞かせください。

A. 21世紀は生命科学の世紀だといわれています。そういう意味では、ゲノム医療市場というのは、もっとも成長の著しい市場になるだろうと期待されています。そこで、オリンパスが医療・ライフサイエンスの分野でさらに成長していくためには、なんとしてもこの事業を成功させなくてはなりません。これまでの既存事業との相乗効果ということで考えると、非常にいいポジションにいるのは確かです。あとは、われわれ担当者が力の限りやるだけです。



ドイツのエボテック社と共同開発した一分子蛍光分析技術を取り入れたSNP（一塩基多型）解析装置

Series 3

OLYMPUS

OVERSEAS BRANCH OF THE WORLD

オリンパスヨーロッパ“The Visible Difference”を求めて

オリンパスは連結売上高の約3分の2を海外のビジネスが支えています。海外売上高のうちヨーロッパの割合は35.6%を占め、オリンパスグループにとって日米と並ぶ重要な市場です。年率10%以上の売上成長を5年連続で達成し、この5年間で売上を倍増させたヨーロッパでの取組みについてご紹介します。

オリンパスヨーロッパ

1964年にドイツ・ハンブルクに設立された「オリンパスヨーロッパ」は、ヨーロッパ全域で売上高1,142百万ユーロ(約1,147億円)、従業員3,216名の規模を有するオリンパスの欧州事業を統括しています。また、販売マーケティングを主な機能としながらも、外科用内視鏡(ドイツ)、工業用内視鏡(イギリス)、血液分析機用の試薬(アイルランド)の開発製造といった戦略機能も有しています。

Sales Growth

“The Visible Difference”の実践

オリンパスヨーロッパは“The Visible Difference”(目に見える明らかな差、優位性)をスローガンとして掲げています。ユーザーから見たオリンパスの商品、技術、サービス、ブランドいずれもが他とは違う「何か」を持ち、新たな価値を提供していることが重要だと考えています。

—映像ビジネスにおける“The Visible Difference”—

映像事業は売上成長の最も重要な牽引車です。中でもデジタルカメラの伸長は著しく、この5年の売上はゼロから273百万ユーロ(約286億円)にまで急拡大しました。ユーザーへの新たな価値の提供を大前提に、商品開発から販売に至るまで一環して画質最重視のコンセプトを貫き、美しく鮮明な画像で幅広いユーザーに広く受け入れられています。

—医療ビジネスにおける“The Visible Difference”—

医療ビジネスではいかに付加価値とソリューション(問題解決)を提供できるかが鍵です。内視鏡事業では、新シリーズ「EXERA」が多くの新機能とシステム性を実現するとともに、「Endobase System」の開発により、内視鏡関連機材をソフト面で統合します。分析機事業では、ハード機材と試薬、サービス、保守等を統合したシステムビジネス、また顕微鏡事業においては、各機材を結び自動化対応を可能にするソフトの開発、さらに画像ファイルや画像通信を可能にさせるデジタル画像機材の提供等、いずれもユーザーの視点から発想され、付加価値の提供とともに地域の人々の健康を側面から支えています。

それぞれの“The Visible Difference”の実践がヨーロッパの地域社会の信頼を勝ち取り、オリンパスヨーロッパの高成長につながっています。欧州の多様な地域性、言語、文化、習慣に対応し、更なる“The Visible Difference”の実現をこれからも目指していきます。



2000年9月にオリンパスヨーロッパの新社屋が完成しました。新しい歴史へ向かってさらなる飛躍をめざします。

財務諸表

貸借対照表 (平成13年3月31日現在)

科目	金額	科目	金額
(資産の部)	百万円	(負債の部)	百万円
流動資産	233,107	流動負債	124,057
現金及び預金	72,311	支払手形	6,222
受取手形	594	買掛金	56,737
売掛金	50,227	短期借入金	1,400
有価証券	36,483	一年内償還予定社債	20,000
製品	34,821	未払金	13,221
材料	2,906	未払費用	19,249
仕掛品	14,120	未払法人税等	2,678
未収入金	10,199	製品保証引当金	1,011
繰延税金資産	8,425	その他	3,536
その他	3,289	固定負債	76,650
貸倒引当金	△273	社債	75,000
固定資産	150,928	長期預り金	33
有形固定資産	52,302	退職給付引当金	389
建物	18,166	役員退職慰労金引当金	1,227
構築物	907		
機械装置	6,245	負債合計	200,708
車両運搬具	16		
工具器具備品	11,242	(資本の部)	
土地	15,464	資本金	40,832
建設仮勘定	260	法定準備金	71,851
無形固定資産	822	資本準備金	65,528
特許権	468	利益準備金	6,323
商標権	80	剰余金	69,876
ソフトウェア	161	中間配当積立金	4,700
ソフトウェア仮勘定	59	製品開発積立金	4,000
施設利用権等	52	特別償却準備金	37
投資等	97,804	圧縮記帳積立金	3,083
投資有価証券	35,247	別途積立金	50,121
子会社株式	18,098	当期未処分利益	7,933
出資金	30,924	(うち当期利益)	(7,507)
子会社出資金	4,974	その他有価証券評価差額金	767
長期貸付金	1,574		
繰延税金資産	4,692	資本合計	183,327
その他	2,639		
貸倒引当金	△347		
資産合計	384,035	負債及び資本合計	384,035

(注) 1.有形固定資産の減価償却累計額 111,398百万円
2.子会社に対する短期金銭債権 46,491百万円
3.子会社に対する長期金銭債権 905百万円
4.子会社に対する短期金銭債務 26,093百万円
5.1株当たりの当期利益 28円39銭
(期中平均株式数により算出しております。)

損益計算書 (平成12年4月1日から平成13年3月31日まで)

科目	金額
経常損益の部	百万円
営業損益の部	
売上高	312,931
売上原価	232,772
販売費及び一般管理費	62,855
営業利益	17,303
営業外損益の部	
営業外収益	5,518
(受取利息)	(454)
(受取配当金)	(552)
(固定資産賃貸収入)	(2,646)
(特許権収入)	(896)
(出資金投資利益)	(899)
(その他)	(68)
営業外費用	10,477
(支払利息)	(86)
(社債利息)	(2,910)
(手形売却費用)	(3,608)
(貸与資産減価償却費等)	(1,861)
(その他)	(2,011)
経常利益	12,344
特別損益の部	
特別利益	671
(子会社株式売却益)	(375)
(貸倒引当金戻入額)	(296)
特別損失	717
(投資有価証券評価損)	(417)
(投資評価引当金繰入額)	(300)
税引前当期利益	12,298
法人税、住民税及び事業税	2,900
法人税等調整額	1,891
当期利益	7,507
前期繰越利益	2,316
中間配当額	1,719
利益準備金積立額	171
当期未処分利益	7,933

(注) 1.子会社への売上高 262,899百万円
2.子会社からの仕入高 120,397百万円
3.子会社との営業取引以外の取引高 3,607百万円

利益処分

	円
当期未処分利益	7,933,041,455
任意積立金取崩額	161,410,676
圧縮記帳積立金取崩額	161,410,676
合計	8,094,452,131

これを次のとおり処分いたします。

利益準備金	178,000,000
配当金	1,719,055,396
(1株につき6円50銭)	
取締役賞与金	60,000,000
特別償却準備金	8,236,911
別途積立金	1,700,000,000
次期繰越利益	4,429,159,824

(注) 1.平成12年12月15日に、1,719百万円(1株につき6円50銭)の中間配当を実施しました。
2.特別償却準備金及び圧縮記帳積立金は、租税特別措置法の規定によるものであります。

役員

(平成13年6月28日現在)

代表取締役会長	岸本正壽
代表取締役社長	菊川 剛
専務取締役	関本健一
常務取締役	遊佐 厚
常務取締役	寺田昌章
常務取締役	宮田耕治
取締役最高顧問	下山敏郎
取締役	米窪 健
取締役	小坂信也
取締役	大久保雅治
常勤監査役	太田 稔
常勤監査役	古俣 齊
監査役	生駒誠也
監査役	河島宏資
上席執行役員	降籏廣行
上席執行役員	小宮 弘
上席執行役員	長崎達夫
上席執行役員	森 武幸
上席執行役員	柳澤一向
上席執行役員	髙木幹夫
執行役員	市川和夫
執行役員	小島佑介
執行役員	森嶌治人

財務諸表

連結貸借対照表

(平成13年3月31日現在)

科目	金額	科目	金額
(資産の部)	百万円	(負債の部)	百万円
流動資産	374,872	流動負債	250,585
現金及び預金	100,144	支払手形及び買掛金	71,535
受取手形及び売掛金	89,990	短期借入金	79,030
		一年内償還予定社債	20,000
有価証券	36,483	未払費用	38,845
たな卸資産	110,240	未払法人税等	7,729
繰延税金資産	20,158	製品保証引当金	3,600
その他	19,964	その他	29,846
		固定負債	139,383
貸倒引当金	△2,107	社債	90,000
固定資産	209,231	長期借入金	38,149
有形固定資産	81,639	退職給付引当金	6,613
		役員退職慰労金引当金	1,281
建物及び構築物	31,855	その他	3,340
機械装置及び運搬具	8,948		
工具器具備品	25,456	負債合計	389,968
土地	15,084		
建設仮勘定	296	少数株主持分	1,906
無形固定資産	2,443	(資本の部)	
投資その他の資産	125,149	資本金	40,833
投資有価証券	71,016	資本準備金	65,528
		連結剰余金	92,297
出資金	31,582	その他有価証券評価差額金	△204
繰延税金資産	8,477	為替換算調整勘定	△6,220
その他	14,455	自己株式	△5
貸倒引当金	△381	資本合計	192,229
資産合計	584,103	負債、少数株主持分及び資本合計	584,103

(注) 1.有形固定資産の減価償却累計額　154,044百万円
2.1株当たりの当期純利益　44円57銭（期中平均株式数により算出しております。)
3.当連結会計年度における連結子会社数は64社です。

連結損益及び剰余金結合計算書

(平成12年4月1日から平成13年3月31日まで)

科目	金額
	百万円
売上高	466,704
売上原価	271,444
販売費及び一般管理費	159,764
営業利益	35,496
営業外収益	5,052
(受取利息)	(1,145)
(その他)	(3,907)
営業外費用	17,859
(支払利息)	(8,905)
(その他)	(8,954)
経常利益	22,689
特別損失	908
税金等調整前当期純利益	21,781
法人税、住民税及び事業税	9,149
過年度法人税、住民税及び事業税	426
法人税等調整額	250
少数株主利益	169
当期純利益	11,787
連結剰余金期首残高	83,986
連結剰余金増減高(△減算)	△ 3,476
連結剰余金期末残高	92,297

連結キャッシュ・フロー計算書

(平成12年4月1日から平成13年3月31日まで)

科目	金額
	百万円
営業活動によるキャッシュ・フロー	29,304
投資活動によるキャッシュ・フロー	△ 11,837
財務活動によるキャッシュ・フロー	1,594
現金及び現金同等物に係る換算差額	1,354
現金及び現金同等物の増加額	20,415
現金及び現金同等物の期首残高	64,032
新規連結子会社の現金及び現金同等物の期首残高	304
現金及び現金同等物の期末残高	84,751

■連結売上高の推移



(億円)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
129
130
131
132
133(期)
(当期)

■連結経常利益及び当期純利益の推移



(億円)
220
200
180
160
140
120
100
80
60
40
20
0
経常利益
当期純利益
129
130
131
132
133(期)
(当期)

■ 会社の概要（平成13年3月31日現在）

設立	大正8年10月12日
資本金	408億32百万円
発行済株式の総数	264,472千株
株主数	19,559名
従業員	4,838名（出向者含む）
本店	〒151-0072 東京都渋谷区幡ヶ谷2丁目43番2号
本社事務所	〒163-0914 東京都新宿区西新宿2丁目3番1号 新宿モノリス 〒163-8610 東京都新宿区西新宿1丁目22番2号 新宿サンエービル ☎(03)3340-2111（代表） http://www.olympus.co.jp
事業場	八王子市、日の出町（東京都）、 辰野町および伊那市（長野県）
海外拠点	アメリカ、ドイツ、イギリス、中国、香港、 シンガポールほか
事業内容	映像・情報・医療・計測機器の製造販売 <映像部門>カメラ、デジタルカメラ、録音機 <光学機器部門>顕微鏡、測定器 <内視鏡部門>医療用及び工業用内視鏡 <分析機部門>血液分析機、検査用試薬 <情報機器部門>光磁気ディスク装置、プリンタ、バーコードスキャナ

■ 株主のメモ

決算期日	3月31日
利益配当金および中間配当の受領株主確定日	3月31日および9月30日
株主総会	定時株主総会　6月 臨時株主総会　必要ある時
名義書換代理人	東京都港区芝三丁目33番1号 中央三井信託銀行株式会社
同事務取扱所	〒168-0063 東京都杉並区和泉二丁目8番4号 中央三井信託銀行株式会社 証券代行部 ☎(03)3323-7111（代表）
同取次所	中央三井信託銀行株式会社 全国各支店 日本証券代行株式会社 本・支店 および出張所
株主権利行使基準日	3月31日 そのほか必要あるときは公告します
公告掲載新聞	東京都において発行する日本経済新聞

●OLYMPUS REPORT（第133期 事業報告）についての皆様からのご意見・ご要望をお聞かせください。

〒163-0914　東京都新宿区西新宿2丁目3番1号新宿モノリス
オリンパス光学工業株式会社　総務部総務グループ
☎(03)3340-2111（代表）

OLYMPUS
オリンパス光学工業株式会社

(Excerpt translation)

INTERIM BUSINESS REPORT FOR THE 133RD BUSINESS YEAR

(for the six-month period from April 1, 2000 to September 30, 2000)

OLYMPUS REPORT

OLYMPUS OPTICAL CO., LTD.

Non-Consolidated Changes of Operating Results

(Translation omitted)

TO SHAREHOLDERS

(Translation omitted)

OUTLINE OF BUSINESS

Imaging
Endoscopes
Microscopes
Clinical Analyzers
Information Peripheral

(Translation omitted)

INTERVIEW

(Translation omitted)

SERIES 2

(Translation omitted)

FINANCIAL STATEMENTS

(Translation omitted)

OFFICERS

(Translation omitted)

CONSOLIDATED FINANCIAL STATEMENTS

(Translation omitted)

OUTLINE OF THE COMPANY (As at September 30, 2000)

(Translation omitted)

INFORMATION FOR SHAREHOLDERS

(Translation omitted)

- E N D -

第133期 中間事業報告

平成12年4月1日〜平成12年9月30日


OLYMPUS REPORT

OLYMPUS®
オリンパス光学工業株式会社

単独決算業績の推移

■ 売上高


(億円)
2,500
2,000
1,500
下半期
1,000
上半期
500
0
第129期
第130期
第131期
第132期
第133期
(当上半期)

■ 経常利益および当期利益


(億円)
100
80
60
40
経常利益
20
当期利益
0
第129期
第130期
第131期
第133期
(当上半期)
△50.89
第132期

■ 総資産および純資産


(億円)
4,000
3,500
3,000
2,500
総資産
2,000
純資産
1,000
500
0
第129期
第130期
第131期
第132期
第133期
(当上半期)

■ 1株当たりの当期利益


(円)
25
20
15
10
5
0
第129期
第130期
第131期
第133期
(当上半期)
△19.2
第132期

第129期　平成 8年4月～平成 9年3月
第130期　平成 9年4月～平成10年3月
第131期　平成10年4月～平成11年3月
第132期　平成11年4月～平成12年3月
第133期　平成12年4月～平成12年9月
(当上半期)

(注) この報告書は次により記載しています。
1. 百万円単位の表示金額は、百万円未満を切り捨てています。
2. 千株単位の表示株数は、千株未満を切り捨てています。
3. △は損失を示しています。



株主のみなさまへ

第133期中間事業報告をお届けするにあたり、株主のみなさまの平素のご支援に心からお礼申し上げます。

当上半期を振り返りますと、欧米の景気は総じて堅調であったものの為替相場が一層の円高に推移するなど、輸出比率の高い当社にとってはマイナス要因となりましたが、好調なデジタルカメラの伸びに支えられて売上高は増収を確保し、また経常利益も大幅な増益となりました。

今後の見通しにつきましては、現在の円高傾向が続けば、当社にとっては依然として厳しい状況になることが予想されます。このような状況の中、当社は価値創造企業として、さらなる技術力の強化と、新製品の開発に努めるとともに、収益体質の強化を図ってまいります。

なお、中間配当金は1株につき6円50銭といたしましたのでご報告申し上げます。

株主のみなさまにおかれましては、今後とも一層のご理解とご支援を賜りますようお願い申し上げます。

平成12年12月

代表取締役社長


■事業部門別売上比率
(当上半期)
情報機器 8.0%
分析機 3.4%
光学機器 9.1%
映像 51.3%
内視鏡 28.2%
■仕向地別売上比率
(当上半期)
その他 1.0%
アジア 10.0%
国内 30.3%
ヨーロッパ 21.5%
北米 37.2%

業績の概要

当第133期上半期は、デジタルカメラが国内外で大きく売上を伸ばしたことから、売上高は前年同期比13.8%増の1,575億91百万円となりました。
利益面では、円高による採算悪化をカバーすべく売上の拡大、映像部門を中心とした原価低減や全社的な経費節減に努めた結果、営業利益は前年同期比60.6%増の95億6百万円、また経常利益は営業外収支の改善により、前年同期比4倍増の83億74百万円、中間利益は49億63百万円となりました。

なお、連結決算業績におきましても、単独決算の状況を反映して売上高は前年同期比5.3%増の2,177億3百万円となり、経常利益は前年同期比11.6%増の107億49百万円、中間純利益は52億87百万円とそれぞれ前年同期実績を上回りました。

IMAGING

映像部門

デジタルカメラが国内外で大きく売上を伸ばし、全社売上高の3割を超える485億円の売上を記録するまでに成長いたしました。コンパクトカメラでは、生産機能を香港周辺に集約し、徹底した原価低減に取り組み、収益体質の強化を推進いたしました。

デジタルカメラでは、光学式10倍ズームと新開発の手ブレ補正機能を搭載した「キャメディアC－2100ウルトラズーム」などを発売し、主力機種「キャメディアC－960ズーム」なども堅調に売上を伸ばし、特に米国向けの売上高は倍増いたしました。



(億円)
1,200
1,000
800
600
400
200
0
下半期
上半期
第129期
第130期
第131期
第132期
第133期
(当上半期)

コンパクトカメラでは、主力機種である「μ[mju:](ミュー)シリーズ」や「iシリーズ」の新機種を発売して拡販に努めましたが、市場規模の縮小の影響を受け前年並みの売上高にとどまりました。

この結果、映像部門の売上高は807億89百万円(前年同期比25.2%増)となりました。



キャメディアE－100RS
世界初、静止画で1秒間に15コマの高速連写が可能な光学式10倍ズーム搭載。未体験ゾーンのデジタルカメラです。



μ[mju:]-II 115
VF
OLYMPUS LENS
ZOOM 38-115mm
MULTI
AF

μ[mju:]－II 115VF
ファインダー内の明るさを大幅アップ、視覚的に「撮れた」がわかるオリンパス独自のVF機能を搭載、使いやすさを追求した小型・軽量・3倍ズームコンパクトカメラです。

ENDOSCOPES

内視鏡部門

国内においては、公共医療機関で更新需要の遅れから厳しい環境でありました。その中でも、3月に発売した超音波診断装置「SonoSite™180」や、内視鏡医療情報システム「EVIS－NET」などは売上を伸ばしましたが、国内売上は前年同期を下回りました。輸出においては、欧米向けの新製品「EVIS EXERA」などが好調に売り上げたものの、円高の影響から前年の輸出売上高を下回りました。この結果、内視鏡部門の売上高は444億79百万円(前年同期比3.7％減)となりました。


(億円)
1,000
800
600
下半期
400
上半期
200
0
129
130
131
132
133(期)
(当上半期)



EVIS EXERA
さらなる挿入性の向上を目指した硬度可変大腸内視鏡や微かな粘膜の色・構造変化の発見を助ける構造強調機能等の革新的技術を用いた先進のシステムです。

MICROSCOPES

光学機器部門

検査から研究まで多様な用途に合わせた専用機種をラインナップ化した「BX2シリーズ」を発売するなど売上拡大に努めました。国内においては、液晶検査装置と半導体装置メーカー向け製品の売上が大きく伸び、輸出においても、アジア向けの液晶検査装置が大きく売上を伸ばしました。

この結果、光学機器部門の売上高は143億24百万円(前年同期比 23.9％増)となりました。


(億円)
250
200
下半期
150
100
上半期
50
0
129
130
131
132
133(期)
(当上半期)



検査顕微鏡 BX45
徹底的に使いやすさを重視し、早期癌発見に寄与する細胞スクリーニング用顕微鏡です。

CLINICAL ANALYZERS

分析機部門

医療におけるリスクマネジメントの向上に寄与すべく、輸血前の血液適合確認が簡単に行える「マイクロタイピングシステム」を発売するなど、商品ラインナップの充実を図りました。
国内においては、大型生化学分析装置「AU5400」が検査センター市場向けに好調に売上を伸ばしたことなどから、売上は前年同期を上回りました。
輸出においては、欧米向けを中心に大きく売上を伸ばしました。
この結果、分析機部門の売上高は53億47百万円(前年同期比 15.6%増)となりました。


(億円)
100
80
下半期
60
40
上半期
20
0
129
130
131
132
133 (期)
(当上半期)


A
B
D
Enz.
AHG
AHG
monoklonal

マイクロタイピングシステム Crossmatch カード(mono)
輸血用血液製剤と患者血液について輸血前の血液型の異型確認と互いの血液の適合性の確認を同時に1枚で行うことができるカードです。

INFORMATION PERIPHERAL

情報機器部門

他社と共同で、写真に音が加わった「スキャントークフォト」を開発するなど、新しい可能性を追求してまいりました。
国内においては、光磁気ディスクドライブの売上が減少したことにより、売上高は前年同期を下回りました。輸出においては、米国の業務提携先に供給した携帯情報端末（ハンディターミナル）の新製品が大きく売上を伸ばしたため、前年同期の売上高を大きく上回りました。
この結果、情報機器部門の売上高は、126億51百万円(前年同期比 9.3%増)となりました。


(億円)
250
200
150
100
下半期
50
上半期
0
129
130
131
132
133 (期)
(当上半期)



光磁気ディスクドライブ「TURBO MO MO646S1S」
640MB対応で業界最速*ディスク回転速度を実現。
MOの使用頻度の高いお客様にも納得いただける製品です。
*2000年10月10日現在

INTERVIEW

インタビュー

環境保全に配慮した商品や生産技術の開発により、「環境調和型グローバル経営」の実現を目指します。

2000年9月、オリンパスはオリンパスグループの1999年度の環境保全活動内容とその成果をまとめた「オリンパス環境レポート2000」を発行し、「環境調和型グローバル経営」の実現に向けて本格的な挑戦を開始しました。こうした全社的な環境問題に対する取り組みの先頭に立って指揮をとる環境担当役員の小林正雄専務取締役に話を聞きました。



専務取締役・環境担当役員
小林 正雄
未来社会に目を向けて、環境調和型経営をグローバルに実践。

Q オリンパスは業界に先駆けて環境問題に取り組んでいますが、その基本姿勢についてお聞かせください。

A. 当社の環境保全活動の基本的な考えは、1992年に定めた「環境憲章」の「オリンパスは人々の安全・健康と自然のいとなみを尊重し、環境に調和する技術の開発・事業活動を通して、持続的発展が可能な人間社会と健全な環境の実現に貢献する」という理念に示されています。そのなかでとくに強調したいことは、安全で環境保全に配慮した商品や生産技術の開発を行い、その成果を社会に公開・提供していくという考え方です。

現在、当社の事業活動は環境対応が前提であるとの認識に立ち、経営のトップ自らが先頭に立って、積極的に行動しております。具体的には、社長方針の環境基本計画があり、各事業部及び各事業場が年度計画に落とし込んで活動しています。これらは1999年に掲げた「99環境基本計画」に基づくもので、「環境調和型経営をグローバルな視点で実践する」を方針としています。株主のみなさまもよくご存知のように、当社は伝統的に小型軽量化を追求してきましたが、その点では、自動車や家電製品などと比べると、環境に対する負荷は小さいといえます。しかし、私たちは規模の大小にかかわらず、すべての事業活動が環境に負荷を与えているという認識に立って、環境保全に取り組んでいくことを基本姿勢にしています。



職場から出るゴミを7種類に分別しリサイクルの促進に努めています。

Q 環境対応ということでは、国際標準であるISO14000シリーズの認証取得が各社の課題となっています。オリンパスの取得状況についてお話しください。

A. 各事業場でのISO14001の認証取得を積極的に進め、1996年から国内の主要製造事業場、八王子の研究開発事業場、そして中国の深圳工場が取得しました。その中で、研究開発部門の取得は、国内でも少ない例ではないかと自負しております。また、中国での取得も最近増えてきましたが、当社が先陣を切る形で取得しました。現在はイギリスの内視鏡工場で取得の準備を進めています。このように、まずは製造・開発関係を主体とし、次の段階として販売会社の取得を考えています。

研究開発部門でISO14001を取得したのは、当社は安全で環境保全に配慮した商品や生産技術の開発をポリシーとしており、しかも世界中に商品を提供しておりますから、商品の開発部門から率先して取り組む必要があると考えたからです。2000年1月にISOを認証取得するための監査がありましたが、改善指摘項目ゼロで認証されました。

Q 商品の設計から廃棄に至るすべてのプロセスでどのように環境に配慮しているのかを、製品環境アセスメントに対する考え方も含めてお話しください。

A. 開発段階で、部材の調達、生産、販売、物流、使用、サービス、最終的には廃棄までのすべてのプロセスにおいて、どういう環境影響があるかを調査し、環境に影響を及ぼすであろう項目をリストアップします。

次に個々の項目について、重要度を評価して点数化します。その中から上位重点項目を取り上げ、目標と施策を設定します。簡単な例で申しますと、小型軽量化することで、材料の削減のほか、加工時間の短縮、副資材の削減、物流コストの削減などの効果が期待できます。また、安全性や汚染防止の共通方針として、臭素系プラスチックや塩化ビニール材料、鉛入りレンズの廃止、電池の長寿命化、包装材料の減量化、製造工程で使用する塩素系有機溶剤の削減などをあげて活動しております。鉛フリーハンダについては、2001年春導入をめざし、開発しているところです。

■製品環境アセスメントの流れ


製品のプロセス
調達
生産
物流
販売
使用
サービス
廃棄
製品
環境への
影響把握
影響を小さくする
改善対策
製品企画
設計時
評価
試作時
評価
1.製品の環境(化学物質利用基準等)
2.設計評価項目

Q とくに有害化学物質の撤廃については社会的な関心も高いのですが、全廃へ向けての取り組みをお聞かせください。

A. 製造工程の、主にレンズや金属部品の洗浄に使用していますトリクロロエチレンは、使用禁止材料ではありませんが、作業者が直接吸引すると肝機能を低下させるなどの健康上の問題もあることから、従業員の健康安全を第一に考え、早くから削減に取組んでおり、5年くらい前までは国内全体で年間90トンほど使っていましたが、99年度には30トンまで削減し、今年度末にはゼロにする計画です。また、洗浄液として使用していましたフロン、エタンは1993年7月から生産プロセスにおいて全廃し、1994年以降は使用量ゼロとなっています。しかも、フロン、エタンに代わる洗浄液を自社開発し、洗浄後の液はその場で再生して繰り返し使用しています。

Q 廃棄物の減量化、再利用・再使用などについてはどのようにお考えでしょうか。

A. 廃棄物には2種類あると考えます。ひとつは商品の廃棄物、もうひとつは事業場ごとの一般的なゴミです。商品に関しましては、当社にはディスポーザブル商品はほとんどありません。むしろ、カメラというのは長年大切に使っていただいているものですから、さらに修理しやすく、組み立てしやすい構造にし、捨てる場合でも簡単に解体できるようにしたいと考えています。ただし、大型商品はそういうわけにもいきませんから、お客様の実態をよく調査し、メーカー回収を検討したいと思います。事業場の省エネ・廃棄物減少に関しては、2003年度までに1996年度比で省エネ15%、廃棄物25%削減を目標としており、現在目標を上回る削減効果をあげています。



以上のように、事業部単位、事業場単位で目標を決め活動しておりますが、当社のめざす姿は、ゼロエミッションの徹底追求であり、リサイクル、リユース、回収システム、再生工場構築などの課題に挑戦します。

Q 最後に、意欲的な環境保全活動がオリンパスの経営に及ぼした影響についてお聞かせください。

A. ヨーロッパでは、ドイツを中心に環境問題に対して厳しい姿勢をとっており、その規制をクリアしないと輸出できないという状況にあります。最終的には延期になりましたが、ヨーロッパでは2004年から鉛フリーハンダでないと輸入禁止という条例ができそうになりました。こういう動きを見ても、当社の商品がそれに対応できているというのは大きなPRになります。また、そうした規制をクリアした商品にはエコマークがつきますから、オリンパスを強くアピールすることが可能です。

国内の具体的な例では、「おたくの顕微鏡は環境に配慮した製品になっていますか」という問い合わせがきて、それならば買いますというケースがありました。このように、環境対応をしないとビジネスそのものがやりにくいという状況にあります。そんななかで、他社に先駆けて環境に取り組んできたことが、ビジネス上の優位性を保つ役割を果たしてくれています。また、環境に積極的に取り組んでいますと、いろんなメディアが取り上げてくれます。フロンを全廃したときには、報道を見てアメリカや香港から問い合わせがきたほどです。もはや、環境対応はビジネスにおいて欠かすことのできないファクターであるとともに、企業の姿勢そのものになったということではないでしょうか。



OLYMPUS
ENVIRONMENTAL
REPORT
2000

「オリンパス環境レポート2000」

～1999年度の環境保全活動を報告～

2000年9月、1999年度におけるオリンパスの環境保全活動の取り組みをまとめた環境レポート「オリンパス環境レポート2000」を作成・発行致しました。
ご希望の方は、以下までご請求ください。

オリンパス光学工業株式会社 広報室
TEL 03-3340-2174 (ダイヤルイン) FAX 03-3340-2130
〒163-0914 東京都新宿区西新宿2-3-1 新宿モノリス

Smile for the Earth
人と地球の環境調和のために。

Series 2

OLYMPUS

OVERSEAS BRANCH OF THE WORLD

Asia

確実な足場をアジアに設け、広がりつづける世界進出。

オリンパスは顧客原点の経営に基づき、確かな品質・サービスを提供することにより、全世界のみなさまに愛される製品を供給しています。オリンパスの海外事業展開のうち、今回は香港・中国におけるカメラ生産をご紹介します。

当社カメラ事業の拠点「香港・中国」

中国返還後もアジアの経済の拠点として発展しつづけている香港、経済特区であり日本企業が多数進出している深圳、これらに隣接する番禺、この華南地区にオリンパスのコンパクトカメラの生産はほぼ集約されており、ここから全世界のユーザーに対して供給されています。

香港・中国への進出

カメラ産業に欠かせない高度で均質な多数の労働力の確保や、原価低減による価格競争力の強化と為替リスクの回避を図るため、1990年、香港およびその周辺地域でカメラ生産を開始しました。海外進出にあたり最も留意したのが、メーカーの命である品質の維持と向上です。日本におけるよりもさらに厳しい品質基準・維持体制を導入し、深圳にある工場ではISO9001とISO14001を取得しています。
ほとんどの企業が生産拠点を海外へ移転している今、競争して勝ち残るためにはより進んだ収益体制の強化が必要です。

大幅な事業プロセスの変革

香港本社主導の物作りでは生産現場に主体性が芽生えず、市場のニーズをスピーディーに生産に結びつけることができません。
そこで発想を逆転させ、生産現場の生の声が企画・開発・マーケティング等に生かされる仕組みを構築しました。これにより少数精鋭の本社スタッフとラインスタッフが峻別され、お客様の要請に素早く効率的に対応できるようになりました。
カメラのようなライフサイクルの短いコンシューマー製品には不可欠なこの発想の転換が、効率的な生産による大幅な原価低減を実現し、映像事業の黒字化へ大きく貢献しています。

点から面へ

香港、深圳、番禺がそれぞれ独立して事業を行う「点による展開」から、それぞれが同じ生産管理思想で原材料の調達等を行い、海外生産の効率の最大化を図るべく「面による展開」に改めたことにより、経営効率が大幅に向上し、原価低減にも寄与しています。

これからの香港・中国

地球の全人口の2割強を占める中国が、さらに経済成長することは必至です。「21世紀の大市場」中国に対するカメラの供給拠点として、オリンパスにとって香港・中国は今後ますます重要性を増すことになります。

オリンパスはこれからも、香港・中国からアジアへ、そして、全世界へ、高品質、高性能なカメラを供給しつづけるべく努力してまいります。



深圳工場外観および作業風景

財務諸表

中間貸借対照表（平成12年9月30日現在）

科目	金額	科目	金額
（資産の部）	百万円	（負債の部）	百万円
流動資産	(255,564)	流動負債	(137,643)
現金及び預金	94,545	支払手形及び買掛金	65,793
受取手形及び売掛金	47,593	短期借入金	1,400
有価証券	56,253	一年内償還予定社債	20,000
たな卸資産	37,858	未払金	33,347
繰延税金資産	7,066	未払法人税等	12
その他	12,492	未払費用	14,858
貸倒引当金	△245	製品保証引当金	1,026
		その他	1,205
固定資産	(153,596)	固定負債	(86,653)
有形固定資産	52,928	社債	85,000
建物及び構築物	19,834	長期預り金	33
機械装置及び運搬具	6,239	退職給付引当金	481
工具器具備品	11,057	役員退職慰労金引当金	1,139
土地	15,447	負債合計	(224,297)
建設仮勘定	349		
無形固定資産	653	（資本の部）	
投資等	100,013	資本金	40,832
投資有価証券	38,495	法定準備金	71,679
子会社株式	19,419	資本準備金	65,528
出資金	30,984	利益準備金	6,151
子会社出資金	4,974	剰余金	69,223
長期貸付金	1,776	任意積立金	61,943
繰延税金資産	2,870	中間未処分利益	7,280
その他	1,840	その他有価証券評価差額金	3,127
貸倒引当金	△348	資本合計	(184,863)
資産合計	409,161	負債及び資本合計	409,161

（注）1.有形固定資産の減価償却累計額　109,604百万円
2.子会社に対する短期金銭債権　45,281百万円
3.子会社に対する長期金銭債権　1,065百万円
4.子会社に対する短期金銭債務　26,109百万円
5.1株当たりの中間利益　18円77銭
6.百万円単位の表示金額は、百万円未満を切り捨てております。

中間損益計算書 (平成12年4月1日から平成12年9月30日まで)

科目	金額
	百万円
売上高	157,591
売上原価	116,414
販売費及び一般管理費	31,670
営業利益	9,506
営業外収益	3,373
(受取利息・受取配当金)	(518)
(その他)	(2,855)
営業外費用	4,506
(支払利息)	(1,522)
(その他)	(2,983)
経常利益	8,374
特別利益	698
特別損失	717
税引前中間利益	8,355
法人税、住民税及び事業税	13
法人税等調整額	3,378
中間利益	4,963
前期繰越利益	2,316
中間未処分利益	7,280

役員

(平成12年12月1日現在)

代表取締役会長	下山敏郎
代表取締役社長	岸本正壽
専務取締役	小林正雄
専務取締役	関本健一
常務取締役	永井昌平
常務取締役	菊川剛
常務取締役	遊佐厚
常務取締役	寺田昌章
常務取締役	宮田耕治
取締役	米窪健
取締役	山岡彬秀
取締役	小坂信也
取締役	高橋功
取締役	降籏廣行
取締役	小宮弘
取締役	大久保雅治
取締役	長崎達夫
取締役	森武幸
取締役	柳澤一向
取締役	高木幹夫
常勤監査役	生駒誠也
常勤監査役	古保齊
監査役	國久義雄
監査役	河島宏資

中間連結貸借対照表

(平成12年9月30日現在)

科目	金額	科目	金額
(資産の部)	百万円	(負債の部)	百万円
流動資産	(385,847)	流動負債	(281,515)
現金及び預金	121,933	支払手形及び買掛金	78,580
受取手形及び売掛金	82,137	短期借入金	104,287
有価証券	56,254	一年内償還予定社債	20,000
たな卸資産	95,389	未払金	33,676
繰延税金資産	16,726	未払法人税等	2,972
その他	15,066	未払費用	33,280
貸倒引当金	△1,658	製品保証引当金	3,169
固定資産	(200,764)	その他	5,551
有形固定資産	78,625	固定負債	(117,428)
建物及び構築物	28,304	社債	100,000
機械装置及び運搬具	8,141	長期借入金	7,608
工具器具備品	24,825	退職給付引当金	6,752
土地	15,407	役員退職慰労金引当金	1,182
建設仮勘定	1,948	その他	1,886
無形固定資産	1,948	負債合計	(398,943)
投資その他の資産	120,191	(少数株主持分)	
投資有価証券	70,889	少数株主持分	(1,624)
出資金	31,459	(資本の部)	
繰延税金資産	7,071	資本金	40,833
その他	11,655	資本準備金	65,528
貸倒引当金	△883	連結剰余金	87,516
		その他有価証券評価差額金	2,640
		為替換算調整勘定	△10,465
		自己株式	△8
		資本合計	(186,044)
資産合計	586,611	負債、少数株主持分及び資本合計	586,611

(注) 1.有形固定資産の減価償却累計額　146,689百万円
2.1株当たりの中間純利益　19円99銭 (期中平均株式数により算出しております。)
3.百万円単位の表示金額は、百万円未満を四捨五入しております。
4.当中間連結会計期間における連結子会社数は58社です。

中間連結損益及び剰余金結合計算書

(平成12年4月1日から平成12年9月30日まで)

科目	金額
	百万円
売上高	217,703
売上原価	125,290
販売費及び一般管理費	77,899
営業利益	14,514
営業外収益	3,432
(受取利息)	(402)
(その他)	(3,030)
営業外費用	7,197
(支払利息)	(4,163)
(その他)	(3,034)
経常利益	10,749
特別損失	417
税金等調整前中間純利益	10,332
法人税、住民税及び事業税	2,112
法人税等調整額	2,864
少数株主利益	69
中間純利益	5,287
連結剰余金期首残高	83,986
連結剰余金増減高	△ 1,757
連結剰余金中間期末残高	87,516

中間連結キャッシュ・フロー計算書

(平成12年4月1日から平成12年9月30日まで)

科目	金額
	百万円
営業活動によるキャッシュ・フロー	23,889
投資活動によるキャッシュ・フロー	△ 24,124
財務活動によるキャッシュ・フロー	12,557
現金及び現金同等物に係る換算差額	△ 464
現金及び現金同等物の増加額	11,858
現金及び現金同等物の期首残高	64,032
新規連結に伴う現金及び現金同等物の増加額	304
現金及び現金同等物の中間期末残高	76,194

■連結売上高の推移


(億円)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
第129期
第130期
第131期
第132期
第133期
(当上半期)

■連結経常利益及び当期純利益の推移


(億円)
200
180
160
140
120
100
80
60
40
20
0
経常利益
当期純利益
第129期
第130期
第131期
第132期
第133期
(当上半期)

会社の概要（平成12年9月30日現在）

設立	大正8年10月12日
資本金	408億32百万円
発行済株式の総数	264,472千株
株主数	19,653名
従業員	4,911名（出向者含む）
本店	〒151-0072 東京都渋谷区幡ヶ谷2丁目43番2号
本社事務所	〒163-0914 東京都新宿区西新宿2丁目3番1号 新宿モノリス 〒163-8610 東京都新宿区西新宿1丁目22番2号 新宿サンエービル ☎(03)3340-2111（代表） http://www.olympus.co.jp
事業場	八王子市、日の出町（東京都）、 辰野町および伊那市（長野県）
海外拠点	アメリカ、ドイツ、イギリス、中国、香港、 シンガポールほか
事業内容	映像・情報・医療・計測機器の製造販売 ＜映像部門＞カメラ、デジタルカメラ、録音機 ＜光学機器部門＞顕微鏡、測定器 ＜内視鏡部門＞医療用及び工業用内視鏡 ＜分析機部門＞血液分析機、検査用試薬 ＜情報機器部門＞光磁気ディスク装置、プリンタ、バーコードスキャナ

株主のメモ

決算期日	3月31日
利益配当金および中間配当の受領株主確定日	3月31日および9月30日
株主総会	定時株主総会　6月 臨時株主総会　必要ある時
名義書換代理人	東京都港区芝三丁目33番1号 中央三井信託銀行株式会社
同事務取扱所	〒168-0063 東京都杉並区和泉二丁目8番4号 中央三井信託銀行株式会社 証券代行部 ☎(03)3323-7111（代表）
同取次所	中央三井信託銀行株式会社 全国各支店 日本証券代行株式会社 本・支店 および出張所
株主権利行使基準日	3月31日 そのほか必要あるときは公告します
公告掲載新聞	東京都において発行する日本経済新聞

●OLYMPUS REPORT（第133期 中間事業報告）についての皆様からのご意見・ご要望をお聞かせください。

〒163-0914　東京都新宿区西新宿2丁目3番1号新宿モノリス
オリンパス光学工業株式会社　総務部総務グループ
☎(03)3340-2111（代表）

人から発想します。オリンパス
OLYMPUS®

(Excerpt translation)

BUSINESS REPORT FOR THE 134TH BUSINESS YEAR

(from April 1, 2001 to March 31, 2002)

OLYMPUS OPTICAL CO., LTD.

Non-Consolidated Changes of Operating Results

(Translation omitted)

TO SHAREHOLDERS

(Translation omitted)

OUTLINE OF BUSINESS

(Translation omitted)

OUTLINE OF INDIVIDUAL GROUPS

Imaging Systems Group
Medical Systems Group
Industrial Systems Group
Other Businesses

(Translation omitted)

INTERVIEW

(Translation omitted)

FINANCIAL STATEMENTS

(Translation omitted)

OFFICERS (As at June 27, 2002)

(Translation omitted)

CONSOLIDATED FINANCIAL STATEMENTS

(Translation omitted)

OUTLINE OF THE COMPANY (As at March 31, 2002)

(Translation omitted)

INFORMATION FOR SHAREHOLDERS

(Translation omitted)

- E N D -

OLYMPUS

第134期 事業報告

平成13年4月1日～平成14年3月31日


Imaging Systems Group
Medical Systems Group
Industrial Systems Group
CREATIVE INNOVATION
Corporate R&D Center
Corporate Center

オリンパス光学工業株式会社

単独決算業績の推移

■ 売上高


第130期
第131期
第132期
第133期
第134期
(当期)
0
500
1,000
1,500
2,000
2,500
3,000
3,500 (億円)

■ 経常利益および当期利益


当期利益
経常利益
第130期
第131期
第132期
△50
第133期
第134期
(当期)
0
30
60
90
120
150
180 (億円)

■ 総資産および純資産


純資産
総資産
第130期
第131期
第132期
第133期
第134期
(当期)
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000 (億円)

■ 1株当たりの当期利益


第130期
第131期
第132期
△19.2
第133期
第134期
(当期)
0
5
10
15
20
25
30 (円)

第130期　平成 9年4月～平成10年3月
第131期　平成10年4月～平成11年3月
第132期　平成11年4月～平成12年3月
第133期　平成12年4月～平成13年3月
第134期　平成13年4月～平成14年3月
(当期)

(注) この報告書は次により記載しています。
1. 百万円単位の表示金額は、百万円未満を切り捨てています。
ただし、連結については、百万円未満を四捨五入しています。
2. 千株単位の表示株数は、千株未満を切り捨てています。
3. △は損失を示しています。



株主のみなさまへ

第134期事業報告をお届けするにあたり、株主のみなさまの平素からのご支援に心からお礼申し上げます。
当期を振り返りますと、世界経済は減速しており、わが国においても景気回復の兆しは見られず、企業経営にとりましては依然厳しい環境になりました。
このような経営環境のもと、当社は中長期経営戦略「99経営基本計画」に基づいて、成長性と収益性を追求してまいりました。
当期は、内視鏡の欧米向けの輸出が大きく伸長し、またデジタルカメラも国内外で順調に売上を伸ばしたため、売上高は7期連続の増収を確保しました。これに加えて、為替が円安に推移したことから経常利益は過去最高益を記録いたしました。一方、特別損失として投資有価証券および子会社株式評価損等を計上したことにより、当期利益は前期を下回りました。
なお、利益配当金につきましては、1株につき6円50銭といたしましたのでご報告申し上げます。
昨年4月より社内カンパニー制を導入するとともに、取締役会の改革と執行役員制の導入を実施し、企業体質の強化に努めてまいりました。また、収益体質の改善が急務である映像部門では、研究開発、製造、販売を組織的に一元化するとともに拠点立地の最適化を行うことにより、市場のニーズにスピーディーに対応できる体制を築き、競争市場での生き残りを目指してきました。本年4月にこれらの組織変更、拠点の統合を実施いたしました。さらに、企業価値最大化のために、ブランド力を最重要な企業資産と位置付け、高品質の製品およびサービスの提供をはじめとした質の高い企業活動全般を通じて当社を信頼していただくことにより、ブランド力の向上を目指してまいります。
これら一連の企業体質改革およびブランド力の向上により、映像部門の収益体質の改善を達成し、昨年発足した各カンパニーがそれぞれ自主自立した姿に成長することを目指してまいります。
株主のみなさまにおかれましては、今後とも一層のご理解とご支援を賜りますようお願い申し上げます。

平成14年6月

代表取締役社長　菊川　剛

業績の概要

当期134期の売上高は、医療部門における大幅な輸出増により、前期比4.9％増の3,282億68百万円となり、７期連続の増収となりました。利益面では、売上拡大と対ドル・対ユーロとも円安に推移したことによる増益効果により、営業利益は前期比17.2％増の202億87百万円、経常利益は過去最高を更新し前期比43.8％増の177億55百万円となりました。しかしながら、投資有価証券および子会社株式の評価損等95億68百万円を特別損失として計上したことにより、当期利益は前期比32.6％減の50億62百万円となりました。

なお、連結業績におきましても、単独決算の状況を反映して、売上高は前期比13.2％増の5,284億15百万円となり、８期連続の増収となりました。利益面では、営業利益は前期比19.1％増の422億83百万円、経常利益は前期比38.5％増の314億35百万円となり、連結売上高、営業利益、経常利益は過去最高となりました。一方、当期純利益は前期比12.8％減の102億79百万円となりました。

(注)平成13年4月に経営組織を変更し社内カンパニー制を導入したことに伴い、当第134期より、所管カンパニーおよびセンターの区分に基づくよう事業区分の方法を変更しています。前期も比較のため、当期と同一の基準で集計しています。

■カンパニー別売上比率


その他 1.3%
産業 11.6%
映像 47.9%
医療 39.2%

■仕向地別売上比率


その他 1.3%
アジア 9.6%
国内 29.8%
ヨーロッパ 21.8%
北米 37.5%



カンパニー別の概要

映像システムカンパニー
Imaging Systems Group


CAMEDIA
OLYMPUS
10X

<キャメディアC-700UltraZoom>
フルオート撮影から高度な撮影にまで幅広く対応した超望遠デジタルカメラです。


OLYMPUS

<μ[mju:]-Ⅱ170VF>
μシリーズはその洗練されたデザインと高性能によって世界中でベストセラーとなっています。

急成長を続けるデジタルカメラ市場では、競争が一層激化するとともに低価格化が進み、当社においては収益体質の改善が大きな課題となりました。また、デジタルカメラの急速な普及により、国内外でコンパクトカメラの市場縮小が進行しました。

このような状況下、デジタルカメラでは、光学式10倍ズームレンズを搭載した「キャメディアC－700UltraZoom」や400万画素CCDを搭載した小型コンパクト3倍ズーム機能を持つ「キャメディアC－40Zoom」等を発売して国内外で順調に売上を伸ばし、市場全体で低価格化が進む中にあって、増収を確保しました。一方、コンパクトカメラでは、「μ[mju:](ミュー)シリーズ」の新製品を発売し需要の喚起に努め、同シリーズの累計出荷台数が2000万台に達しましたが、市場規模縮小の影響をカバーしきれず減収となりました。また、録音機はデジタルレコーダーの販売が好調で売上を伸ばしました。この結果、映像部門の売上高は1,571億55百万円（前期比2.2%増）となりました。

■映像システムカンパニーの売上高の推移


第133期
第134期
(当期)
0
500
1,000
1,500
2,000 (億円)

医療システムカンパニー
Medical Systems Group


<内視鏡ビデオシステム　EVIS EXERA>
微妙な変化の発見を助ける構造強調機能が特長の欧米向け主力商品です。


<生化学自動分析装置　AU5400>
大規模検査ラボでの大量検体処理と低コスト分析を高い次元で両立させました。

医療用内視鏡では、「診断から治療まで」のトータルな医療サポートを行い、メンテナンス等を含むパッケージ販売により更新需要を喚起してきました。内視鏡ビデオシステム「EVIS EXERA」に加え、大腸スコープが特に米国で売上を伸ばし、周辺分野においても、外科内視鏡、超音波内視鏡および処置具が好調に推移し、全社売上高の増加に寄与しました。
生物顕微鏡は欧州市場の研究・教育市場が好調であったことに加え、ブラジル向け大口受注を得たこともあり、海外を中心に売上を伸ばしました。血液分析機では、主力機種である生化学分析装置「AU5400」等が米国向けで大きく売上を伸ばしました。また、欧州において分析装置に試薬・消耗品を組み合わせて供給し検査数に応じて収入を得る「システムビジネス」を展開したことにより、装置の輸出台数が伸びました。
この結果、医療部門の売上高は1,288億24百万円（前期比14.3%増）となりました。

■医療システムカンパニーの売上高の推移


第133期
第134期
(当期)
0
200
400
600
800
1,000
1,200 (億円)

産業システムカンパニー
Industrial Systems Group



<工業用ビデオスコープシステム IPLEX>
持ち運び、セットアップ、検査、収納の全ての工程において使いやすさを追求しました。



<TURBO MO mini EX II>
小型・軽量・簡単操作、スタイリッシュなデザインで好評の光磁気ディスクドライブです。

工業用内視鏡は、新製品のビデオスコープシステム「IPLEX」の販売が好調であり、インターネットを通じた製品紹介の取り組みも効を奏し、売上高は前期を上回りました。
携帯情報端末（ハンディターミナル）も米国の業務提携先向けの販売が好調で売上を伸ばしました。一方、工業顕微鏡は、無限遠補正光学系を採用し鮮明な観察像を実現した倒立金属顕微鏡の新製品を発売するなど拡販に努めましたが、工業市場全般にわたる設備投資の落ち込みに加え、世界的なIT不況の影響を受けて、国内外とも大きく売上が減少しました。
光磁気ディスク装置は新製品の発売によりシェアを拡大させ、数量ベースでは前年並みの実績を残しましたが、市場価格の下落が大きく、売上は減少しました。
この結果、産業部門の売上高は380億18百万円（前期比14.4％減）となりました。

■産業システムカンパニーの売上高の推移


第133期
第134期
（当期）
0
100
200
300
400
500（億円）

その他事業
Others

当期からゲーム機向け部品の販売を行い売上は順調でした。また、業務提携先に供給しているプラズマディスプレイ用ICボードも売上を伸ばしました。
この結果、その他事業の売上高は42億69百万円（前期比100.1％増）となりました。

「創」と「造」の循環スピードを最速に設定し、映像部門の黒字化を実現する

当社では映像事業の収益構造を改善するため、かねてより事業の再編に取り組んできましたが、
この4月1日から新体制によって再スタートを切ることができました。
開発から製造・販売までを一体化させたビジネスモデルを構築したことによって、
変動の激しいコンシューマ製品市場で、よりスピーディで収益力のある事業展開が可能になりました。
生まれ変わった映像事業の牽引車である小宮弘映像システムカンパニー長に話を聞きました。

オリンパスでは映像事業の再編を本年1月に発表し、4月から新しい体制でスタートしました。具体的な戦略を教えてください。

オリンパスは3つのカンパニーで構成されていますが、カメラの事業を主体とする映像システムカンパニーは、一般の消費者をお客さまとする当社唯一のビジネスです。従来は銀塩カメラを中心としておりましたが、ここ5年くらいでデジタルカメラが急成長しました。デジタルカメラの需要が急速に伸びたことで、オリンパスはその先駆者として大きく業績を伸ばすことができました。



取締役常務執行役員
映像システムカンパニー長
小宮　弘

しかし一方で、デジタルカメラ市場は競争が激しく、商品のライフサイクルが半年といわれ、従来の長いレンジでのビジネスでは対応できなくなっています。顕微鏡が20年、内視鏡が10年、銀塩カメラでも2年半という長いライフサイクルに対応してきた当社が、突然6ヵ月という急流に巻き込まれてしまったのです。

当期デジタルカメラ事業は連結ベースで約110億円という大幅な赤字になりました。これは当社にとって大変な危機です。しかし、危機という言葉は、危険の「危」とチャンスの「機」の両面を含んでいます。従来のオリンパスは内視鏡依存の経営でしたが、今はそれから脱却するチャンスだということです。われわれは既に銀塩カメラの黒字化を実現してきました。コストを安くして、いいモノをつくっていくという体質はすでにできています。これについては、中国の拠点が大きな役割を担っています。

私は「創造」を「創」と「造」に分けて戦略を立てています。「創」というのは、ブランド戦略の「創」とか、マーケティング

の「創」とか、様々な工夫をしたマーケットのプログラム、他社にない先進の技術力、モノづくりにおける技術、技能競争力といったものです。英語で言うと、「創」はクリエイション・オブ・バリュー（価値を創り出すこと）、「造」はリアライゼイション・オブ・バリュー（価値を実現すること）ということになります。

我々は「創」を日本で、「造」を中国で実現します。この「創」と「造」の有機的組み合わせを、私たちは「循環」と呼んでいます。従来は商品の企画をすると、開発をし、そしてモノを造ってお客さまに提供するという流れでした。しかし、消費財の場合は、企画・開発して、モノを造って、お客さまにお届けして、お客さまの声を返すという「循環」のスピードをどれだけ早くできるかが最大の課題なのです。これを従来は「一気通貫」と呼んでいましたが、最近では「デジタル一気通貫」と呼ぶようになりました。瞬時に循環して、返ってくることです。

日本でお客さまの声を反映して「創」の部分をしっかり詰め、そして中国で「造」を実現する。「創」の役割を明確にするために、国内の製造関係の組織・体制をすべて統合しました。これがオリンパスオプトテクノロジー（株）という会社で、本年4月1日からスタートしました。

また、販売の方も、国内販売子会社のオリンパスプロマーケティング（株）の映像情報部門に約200名の従業員がいましたが、お客さまの要請に一体となって応えようということで、当社の映像システムカンパニーに一体化しました。こうした組織の一元化も4月1日から始めています。



<Olympus (Shenzhen) Industrial Ltd.> 映像事業の「造」の役割を担います。

再編の効果は現れてきていますか。
また、新生映像システムカンパニーの目標は達成されそうですか。

おかげさまで、各小売店などをまわっても、風通しがよくなったとの評価をいただいています。こうして、組織や活動のインテグレーション（統合）を心がけることによって、映像システムカンパニーという赤字の会社を黒字の会社にするという目的に向かって走っています。

現在は基盤事業（銀塩カメラ・録音機）、新基盤事業（デジタルカメラ）、新事業（その他の製品）に分けて明確な戦略のもとに取り組んでおりますが、それらの相乗効果により必ず利益の出せる事業にしていくつもりです。すでに、基盤事業である銀塩カメラでの実績がありますし、録音機も立派な黒字事業になりました。今度は新基盤事業であるデジタルカメラを135期（平成15年3月期）にはV字型で黒字にします。これに

ついては社内外にコミット(公約)しており、事業計画の中でも「必ず達成する」と明示しました。さらに、それぞれの機能のスピードを早めるだけではなく、カンパニー全体を通してビジネススピードを上げていく体制も整いました。
今、キャメディアC－2ZOOMというデジタルカメラが大変なご好評をいただいておりまして、お店から「商品が足りない、足りない」という悲鳴のような声が連日寄せられています。5月の連休中も工場では連日休日出勤で対応しました。われわれは消費財をつくっているわけですから、ニーズがあるお客さまに一刻も早く商品をお届けする、そのためには休日出勤もいとわないという従業員の意識改革が進んだ結果だと思います。
私は情報の「共有」「共感」「共鳴」ということを唱えています。ある情報を「共有」しただけでは付加価値を生みません。問題は何なのか、どうすればいいのかということを「共感」して、「共鳴」しながら動きだすことによって付加価値のあるものが創造されるのです。これまでは、ある意味では限られたお客さまの動向だけを見ていればよかったのですが、これからは全ての人がお客さまです。私たちはお客さまにいい商品を、いいサービスを、付加価値を提供することは、こんなにうれしいことなんだという喜び、感謝の気持ちを持ってお客さまと接しなくてはいけないと思います。つまり、いい商品をつくればいいというのではなく、どうやってお客さまに本物の喜びと楽しみを提供できるかが問われているのです。


CAMEDIA
DIGITAL CAMERA
C-2 Zoom
OLYMPUS
OLYMPUS LENS
AF ZOOM 5-15mm 1:2.8-4.9
2.0
Megapixel
<キャメディアC-2Zoom>
デジタルカメラを初めて手にするお客様が、値段・画質・デザインのすべてを妥協なく選べるモデルとして開発されました。

カメラや録音機といった一般消費者向けの商品で、競争に勝ち残っていくための武器は何でしょうか。

われわれはこの7年ほど、「グローバルメジャーブランド作戦」というものを展開してきました。われわれには医療など特定の分野ではブランド力があっても、一般のお客さまに対する商品、カメラあるいは録音機では充分ではありませんでした。したがって、なんとしてでも映像事業でメジャーの位置付けを獲得したいと考えたわけです。
そこで、銀塩カメラでグローバルメジャーブランドという作戦を取りました。
この作戦にデジタルカメラを含めることで、車の前輪と後輪になりながら相乗効果を高めてきました。
私はグローバルメジャーブランドの最低条件を、世界のマーケットシェアの20％を占めることだと考えて

います。銀塩カメラの昔のシェアは14～15%でしたが、今は約24%になりましたので、条件をクリアしました。デジタルカメラは現在約20%です。このように、最低条件の20%をクリアしたら、次は25%、できれば30%という形で、カメラに関しては徹底的にグローバルなメジャーブランドになっていくんだという高いターゲットを設定し、それに向けて活動していくことが必要なのです。

具体的には、グローバルメジャーサプライヤーとグローバルメジャープレーヤーに分けて活動します。

私が2年半香港に勤務したとき、「われわれはグローバルなメジャーサプライヤーになります」と表明しました。そして、コストは世界でナンバーワン、品質も世界でナンバーワン、生産性もナンバーワン、納期もナンバーワンを目指しました。そして今、デジタルカメラの本格的な生産が始まります。現在は世界ナンバーワンの製造業になろうという意気込みで前進しているところです。

たとえば、以前は部品の在庫が3.2ヵ月あったのですが、今は0.46ヵ月になっています。これをさらに0.1ヵ月にしたい。そこで、0.1にNをつけて、「NO.1作戦」と呼んで、作戦を展開しております。また、不良率も3%以上でしたが、今では0.1%以下です。造る方の準備はできてきました。コスト競争力もありますから商品を安く提供できますし、グローバルメジャーサプライヤーになる道は開けているのです。

もうひとつのグローバルメジャープレーヤーというのは、主要なマーケットでナンバーワンかストロングナンバーツーを取るというものです。

この二つの戦い、市場の戦いと供給者の戦いを続けていくことによって、最終的にグローバルメジャービジネスに発展するのです。



こうした流れの中で活動してきた結果、4月には日本でデジタルカメラのナンバーワンのポジションを取り戻すことに成功しました。これには映像事業の再編が大きく寄与しています。

最後に、映像事業の今後の見通しを
聞かせてください。

売り上げは当然のことながら、利益の面でも明確に目標を掲げ、内視鏡に匹敵する事業にしていきたいと考えています。今年の事業計画で上げた数字が達成できれば、体質、構造、技術などを含めて、われわれのカンパニーも本当の意味で力がつくと思います。今の勢いを継続し、12月までに今年度の計画をすべて達成するチャレンジをします。スタートとしては、きわめていいスタートが切れたと思っていますが、今一度しっかりと足を地につけて世界中の映像システムカンパニーのメンバー全員が一丸となって共創、共造をしていきます。

財務諸表

貸借対照表（平成14年3月31日現在）

科目	金額	科目	金額
（資産の部）	百万円	（負債の部）	百万円
流動資産	197,891	流動負債	88,344
現金及び預金	70,733	支払手形	4,505
受取手形	692	買掛金	36,123
売掛金	42,818	短期借入金	1,400
有価証券	34,996	一年内償還予定社債	10,000
製品	19,255	未払金	9,683
材料	1,449	未払費用	16,471
仕掛品	10,405	未払法人税等	7,084
未収入金	4,278	製品保証引当金	987
繰延税金資産	9,817	その他	2,089
その他	3,589	固定負債	68,484
貸倒引当金	△146	社債	65,000
固定資産	142,629	長期預り金	34
有形固定資産	47,531	退職給付引当金	2,408
建物	16,886	役員退職慰労引当金	1,041
構築物	849		
機械装置	6,068	負債合計	156,829
車両運搬具	22		
工具器具備品	8,338	（資本の部）	
土地	15,290	資本金	40,832
建設仮勘定	74	法定準備金	72,029
無形固定資産	1,679	資本準備金	65,528
特許権	661	利益準備金	6,501
商標権	64	剰余金	71,262
ソフトウェア	674	中間配当積立金	4,700
ソフトウェア仮勘定	230	製品開発積立金	4,000
施設利用権等	49	特別償却準備金	45
投資等	93,418	圧縮記帳積立金	2,922
投資有価証券	29,678	別途積立金	51,821
子会社株式	16,212	当期未処分利益	7,772
出資金	28,026	（うち当期利益）	(5,062)
子会社出資金	4,974	その他有価証券評価差額金	△337
長期貸付金	1,592	自己株式	△95
繰延税金資産	10,517		
その他	2,763	資本合計	183,691
貸倒引当金	△346		
資産合計	340,520	負債及び資本合計	340,520

（注）1.有形固定資産の減価償却累計額　104,068百万円
2.子会社に対する短期金銭債権　38,690百万円
3.子会社に対する長期金銭債権　985百万円
4.子会社に対する短期金銭債務　20,556百万円
5.1株当たりの当期利益　19円14銭
（期中平均株式数から期中平均自己株式を控除した株式数で算出しております。）

損益計算書（平成13年4月1日から平成14年3月31日まで）

科目	金額
経常損益の部	百万円
営業損益の部	
売上高	328,268
売上原価	244,194
販売費及び一般管理費	63,786
営業利益	20,287
営業外損益の部	
営業外収益	4,966
（受取利息）	(218)
（受取配当金）	(524)
（固定資産賃貸収入）	(2,604)
（特許権収入）	(1,493)
（その他）	(124)
営業外費用	7,497
（支払利息）	(77)
（社債利息）	(2,448)
（手形売却費用）	(2,031)
（貸与資産減価償却費等）	(1,696)
（その他）	(1,244)
経常利益	17,755
特別損益の部	
特別利益	120
（貸倒引当金戻入額）	(114)
（その他）	(5)
特別損失	9,568
（投資有価証券評価損）	(4,730)
（出資金評価損）	(2,714)
（子会社株式評価損）	(1,945)
（その他）	(176)
税引前当期利益	8,307
法人税、住民税及び事業税	9,670
法人税等調整額	△6,424
当期利益	5,062
前期繰越利益	4,429
中間配当額	1,719
当期未処分利益	7,772

（注）1.子会社への売上高　275,012百万円
2.子会社からの仕入高　120,411百万円
3.子会社との営業取引以外の取引高　3,091百万円

利益処分

	円
当期未処分利益	7,772,134,027
任意積立金取崩額	
圧縮記帳積立金取崩額	149,913,888
合計	7,922,047,915

これを次のとおり処分いたします。

配当金 (1株につき6円50銭)	1,718,722,636
取締役賞与金	45,000,000
特別償却準備金	170,192
別途積立金	1,700,000,000
次期繰越利益	4,458,155,087

(注) 1.平成13年12月14日に、1,719百万円(1株につき6円50銭)の中間配当を実施しました。
2.特別償却準備金及び圧縮記帳積立金は、租税特別措置法の規定によるものです。

役員 (平成14年6月27日現在)

代表取締役会長	岸本正壽
代表取締役社長	菊川剛
取締役	下山敏郎
取締役常務執行役員	遊佐厚
取締役常務執行役員	寺田昌章
取締役常務執行役員	宮田耕治
取締役常務執行役員	小宮弘
取締役常務執行役員	小坂信也
取締役執行役員	米窪健
取締役執行役員	大久保雅治
常勤監査役	太田稔
常勤監査役	古俣齊
監査役	生駒誠也
監査役	河島宏資
執行役員	降籏廣行
執行役員	長崎達夫
執行役員	森武幸
執行役員	柳澤一向
執行役員	髙木幹夫
執行役員	市川和夫
執行役員	小島佑介
執行役員	森嶌治人
執行役員	山田秀雄
執行役員	鈴木正孝

連結貸借対照表

(平成14年3月31日現在)

科目	金額	科目	金額
(資産の部)	百万円	(負債の部)	百万円
流動資産	353,183	流動負債	238,404
現金及び預金	100,986	支払手形及び買掛金	55,991
受取手形及び売掛金	96,084	短期借入金	80,229
		一年内償還予定社債	25,000
有価証券	34,997	未払費用	39,591
たな卸資産	83,062	未払法人税等	10,250
繰延税金資産	20,961	製品保証引当金	3,836
その他	20,181	その他	23,507
		固定負債	119,852
貸倒引当金	△3,088	社債	65,000
固定資産	208,895	長期借入金	38,347
有形固定資産	81,888	退職給付引当金	10,169
建物及び構築物	32,542	役員退職慰労引当金	1,118
		その他	5,218
機械装置及び運搬具	9,903		
工具器具備品	24,156	負債合計	358,256
土地	15,039	少数株主持分	2,275
建設仮勘定	248		
無形固定資産	4,439	(資本の部)	
投資その他の資産	122,568	資本金	40,833
投資有価証券	62,713	資本準備金	65,528
		連結剰余金	99,032
出資金	28,821	その他有価証券評価差額金	△214
繰延税金資産	13,592	為替換算調整勘定	△3,536
その他	17,903	自己株式	△96
貸倒引当金	△461	資本合計	201,547
資産合計	562,078	負債、少数株主持分及び資本合計	562,078

(注) 1.有形固定資産の減価償却累計額　155,467百万円
2.1株当たりの当期純利益　38円87銭（期中平均株式数により算出しております。）
3.当連結会計年度における連結子会社数は68社です。

連結損益及び剰余金結合計算書

(平成13年4月1日から平成14年3月31日まで)

科目	金額
	百万円
売上高	528,415
売上原価	308,637
販売費及び一般管理費	177,495
営業利益	42,283
営業外収益	5,186
(受取利息)	(963)
(その他)	(4,223)
営業外費用	16,034
(支払利息)	(8,300)
(その他)	(7,734)
経常利益	31,435
特別利益	102
特別損失	11,021
税金等調整前当期純利益	20,516
法人税、住民税及び事業税	15,238
法人税等調整額	△5,075
少数株主利益	74
当期純利益	10,279
連結剰余金期首残高	92,297
連結剰余金減少高	△3,544
連結剰余金期末残高	99,032

連結キャッシュ·フロー計算書

(平成13年4月1日から平成14年3月31日まで)

科目	金額
	百万円
営業活動によるキャッシュ・フロー	50,607
投資活動によるキャッシュ・フロー	△56,133
財務活動によるキャッシュ・フロー	△24,787
現金及び現金同等物に係る換算差額	907
現金及び現金同等物の減少額	△29,406
現金及び現金同等物の期首残高	84,751
現金及び現金同等物の期末残高	55,345

■連結売上高の推移



第130期
第131期
第132期
第133期
第134期
(当期)
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
4,500
5,000
(億円)

■連結経常利益及び当期純利益の推移



当期純利益
経常利益
第130期
第131期
第132期
第133期
第134期
(当期)
0
50
100
150
200
250
300
(億円)

会社の概要(平成14年3月31日現在)

設立	大正8年10月12日
資本金	408億32百万円
発行済株式の総数	264,472千株
株主数	20,622名
従業員	4,847名(出向者含む)
本店	〒151-0072 東京都渋谷区幡ヶ谷2丁目43番2号
本社事務所	〒163-0914 東京都新宿区西新宿2丁目3番1号 新宿モノリス 〒163-8610 東京都新宿区西新宿1丁目22番2号 新宿サンエービル ☎(03)3340-2111(代表) http://www.olympus.co.jp
事業場	八王子市、日の出町(東京都)、 辰野町および伊那市(長野県)
海外拠点	アメリカ、ドイツ、イギリス、中国、シンガポールほか
事業内容	映像、医療、産業およびその他製品の製造販売 <映像事業>カメラ、デジタルカメラ、録音機 <医療事業>医療用内視鏡、血液分析機、生物顕微鏡 <産業事業>工業顕微鏡、工業用内視鏡、プリンタ、光磁気ディスク装置、バーコードスキャナ、測定機 <その他事業>その他の製品

株主のメモ

決算期日	3月31日
利益配当金および中間配当の受領株主確定日	3月31日および9月30日
株主総会	定時株主総会　6月 臨時株主総会　必要ある時
名義書換代理人	東京都港区芝三丁目33番1号 中央三井信託銀行株式会社
同事務取扱所	〒168-0063 東京都杉並区和泉二丁目8番4号 中央三井信託銀行株式会社 証券代行部 ☎(03)3323-7111(代表)
同取次所	中央三井信託銀行株式会社 全国各支店 日本証券代行株式会社 本店および 全国各支店
株主権利行使基準日	3月31日 そのほか必要あるときは公告します
公告掲載新聞	東京都において発行する日本経済新聞

●第134期 事業報告についてのみなさまからのご意見・ご要望をお聞かせください。

●第134期の環境保全活動の成果をまとめた「オリンパス環境レポート2002」を発行いたしました。ご希望の方はご連絡ください。

〒163-0914 東京都新宿区西新宿2丁目3番1号
新宿モノリス
オリンパス光学工業株式会社　総務部総務グループ
☎(03)3340-2111(代表)

OLYMPUS

(Excerpt translation)

INTERIM BUSINESS REPORT FOR THE 134TH BUSINESS YEAR

(for the six-month period from April 1, 2001 to September 30, 2001)

OLYMPUS OPTICAL CO., LTD.

Non-Consolidated Changes of Operating Results

(Translation omitted)

TO SHAREHOLDERS

(Translation omitted)

OUTLINE OF BUSINESS

(Translation omitted)

OUTLINE OF INDIVIDUAL GROUPS

Imaging Systems Group
Medical Systems Group
Industrial Systems Group
Other Businesses

(Translation omitted)

INTERVIEW

(Translation omitted)

SERIES 4

(Translation omitted)

FINANCIAL STATEMENTS

(Translation omitted)

OFFICERS

(Translation omitted)

CONSOLIDATED FINANCIAL STATEMENTS

(Translation omitted)

OUTLINE OF THE COMPANY (As at September 30, 2001)

(Translation omitted)

INFORMATION FOR SHAREHOLDERS

(Translation omitted)

- E N D -

OLYMPUS

第134期 中間事業報告

平成13年4月1日～平成13年9月30日



Imaging Systems Group
Medical Systems Group
Industrial Systems Group
CREATIVE INNOVATION
Corporate R&D Center
Corporate Center

オリンパス光学工業株式会社

単独決算業績の推移

■ 売上高


上半期
下半期
第130期
第131期
第132期
第133期
第134期
(当上半期)
0
500
1,000
1,500
2,000
2,500
3,000 (億円)

■ 経常利益および当期(中間)利益


当期(中間)利益
経常利益
第130期
第131期
第132期
△50
第133期
第134期
(当上半期)
0
20
40
60
80
100
120 (億円)

■ 総資産および純資産


純資産
総資産
第130期
第131期
第132期
第133期
第134期
(当上半期)
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000 (億円)

■ 1株当たりの当期(中間)利益


第130期
第131期
第132期
△19.2
第133期
第134期
(当上半期)
0
5
10
15
20
25
30 (円)

第130期　平成 9年4月～平成10年3月
第131期　平成10年4月～平成11年3月
第132期　平成11年4月～平成12年3月
第133期　平成12年4月～平成13年3月
第134期　平成13年4月～平成13年9月
(当上半期)

(注) この報告書は次により記載しています。
1. 百万円単位の表示金額は、百万円未満を切り捨てています。
但し、連結については、百万円未満を四捨五入しています。
2. 千株単位の表示株数は、千株未満を切り捨てています。
3. △は損失を示しています。

株主のみなさまへ

第134期中間事業報告をお届けするにあたり、株主のみなさまの平素からのご支援に心からお礼申し上げます。
当上半期を振り返りますと、米国に端を発したITバブルの崩壊を引き金に、世界同時不況の様相を呈し、企業経営にとりましては厳しい環境になりました。
このような経営環境のもと、当社は中長期経営戦略「99経営基本計画」に基づいて、成長性と収益性を追求してまいりました。
この結果、デジタルカメラおよび内視鏡の売上高が大きく伸長したことに、対米ドル、対ユーロともに円安に推移したことによる売上増加要因が加わり、売上高は前年同期を上回り、また、経常利益、中間利益とも増益となりました。
前回の事業報告でご報告いたしましたとおり、本年4月より、経営のスピードと効率を高めるために、社内カンパニー制を導入するとともに、本年6月の定時株主総会後より、経営意思決定および監督機能と業務執行機能を分けて経営のスピードアップと責任の明確化を図るため、取締役会の改革と執行役員制の導入を実施いたしました。取締役の数は、株主総会前の20名から10名になっております。今後も社会の変化にスピーディーに対応すべく、会社組織および経営システムの最適化への取組みを継続してまいります。
本年6月に私は代表取締役社長に就任いたしましたが、社長方針として「創造的破壊と革新」のスローガンのもと、「スピード最優先」「選択と集中」「効率の追求」「意識改革」の4項目を掲げました。
これからは既存の価値観にこだわらず、新たな視点から新たな発想を行い、社会の変化に先駆けて、スピードをもって、新たな価値の創造に取り組んでまいる所存です。
なお、中間配当金は1株当たり6円50銭といたしましたのでご報告申し上げます。
株主のみなさまにおかれましては、今後とも一層のご理解とご支援を賜りますようお願い申し上げます。



平成13年12月
代表取締役社長　菊川　剛

業績の概要

当第134期上半期は、国内外でデジタルカメラが、欧米向けで内視鏡が大きく売上を伸ばしたことから、売上高は前年同期比9.4％増の1,723億89百万円となりました。

利益面では、内視鏡での売上増と円安による増益効果により、営業利益は前年同期比19.1％増の113億19百万円、また経常利益は前年同期比21.4％増の101億65百万円、中間利益は前年同期比11.5％増の55億34百万円となりました。

なお、連結決算業績におきましても、単独決算の状況を反映して、売上高は前年同期比14.0％増の2,480億73百万円となり、営業利益は前年同期比13.3％増の164億40百万円、経常利益は前年同期比10.2％増の118億44百万円、中間純利益は前年同期比17.3％増の62億4百万円となりました。

■カンパニー別売上比率
（当上半期）


その他 1.0%
産業 12.3%
映像 50.1%
医療 36.6%

■仕向地別売上比率
（当上半期）


その他 0.8%
アジア 10.2%
国内 28.7%
ヨーロッパ 21.4%
北米 38.9%



（注）平成13年4月に経営組織を変更し社内カンパニー制を導入したことに伴い、当第134期上半期より、所管カンパニーおよびセンターの区分に基づくよう事業区分の方法を変更しています。前年同期も比較のため、当上半期と同一の基準で集計しています。

カンパニー別の概要

映像システムカンパニー


CAMEDIA

<キャメディアC-2>
スタイリッシュでコンパクトな「C-1」が高画質モデルにグレードアップしたデジタルカメラです。

デジタルカメラが国内外で大きく売上を伸ばし、全社売上の約3分の1の563億円の売上を記録するまでに成長いたしました。小型・軽量のコンパクトなボディで軽快な操作性と高い基本機能を実現した「キャメディアC－1」や光学式10倍ズームの超望遠機能を搭載した「キャメディアC－700Ultra Zoom」などを発売し好調に売り上げるとともに、従来からの主力機種も売上を伸ばしました。しかし、主に米国市場の急激な冷え込みから販売価格の低下をきたし、在庫の評価減を計上しました。

一方、コンパクトカメラでは、主力機種である「μ[mju:](ミュー)シリーズ」や「*i* シリーズ」の新機種などの新製品を発売して拡販に努め、特に欧米ではシェアを拡大しましたが、市場縮小の影響は大きく、前年同期の売上高を下回りました。しかしながら、中国に集約された生産拠点を中心にした徹底した原価の低減に取り組みました。

この結果、映像事業の売上高は863億70百万円（前年同期比6.9％増）となりました。

■映像システムカンパニーの売上高の推移


上半期
下半期
133期
134期
(当上半期)
0
500
1,000
1,500
2,000 (億円)


CAMEDIA
OLYMPUS
10x

<キャメディアC-700 Ultra Zoom>
コンパクトなボディに明るく高性能な光学式10倍ズームレンズを搭載し、フルオート撮影から高度な撮影にまで対応した超望遠デジタルカメラです。


OLYMPUS

<アイ スナップ>
おしゃれなデザインで気軽に写真撮影を楽しめるAPSカメラです。

医療システムカンパニー

医療用内視鏡では、処置具および超音波内視鏡が好調に推移し、周辺分野の成長が見られました。また、主力の消化器系では、医療費抑制の傾向が依然として続きましたが、内視鏡ビデオシステム「EVIS EXERA」が特に米国で売上を伸ばし、医療用内視鏡の売上高は前年同期を大きく上回りました。
生物顕微鏡は主力製品「BX2シリーズ」の新製品発売と研究市場への出荷が好調であったことにより売上を伸ばしました。
血液分析機では、国内は大型生化学分析装置「AU5400」が伸び悩んだことにより減収となりましたが、欧米向けの「AU5400」および小型生化学分析装置「AU400」等が大きく売上を伸ばしたため、前年同期の売上高を上回りました。
この結果、医療事業の売上高は631億10百万円（前年同期比15.1％増）となりました。



<コンピュータ制御システム顕微鏡　BX61-FL>

■医療システムカンパニーの売上高の推移



上半期
下半期
133期
134期
（当上半期）
0
200
400
600
800
1,000
1,200（億円）



<EVIS EXERA 160システム>



AU400

<自動分析装置　AU400>

産業システムカンパニー



<工業用ビデオスコープ IV8C6/IV6C6シリーズ>



< TURBO MO mini Ⅱ >
小型・超軽量の640MB対応3.5型
光磁気ディスクドライブです。

工業顕微鏡は、国内では半導体市場の落ち込みを大型液晶ディスプレイ市場の好調でカバーし売上を伸ばしましたが、輸出売上は世界的な半導体市場の冷え込みにより減少したため、前年同期の売上を下回りました。MOドライブも、小型・軽量の新製品「TURBO MO mini EX」を発売するなど拡販に努めたものの、マーケットの縮小により減収となりました。一方、工業用内視鏡の欧州向けおよび携帯情報端末(ハンディターミナル)の米国向け売上が増加したことに加えて、プリンタは新製品への切り替えにより売上を伸ばしました。

この結果、産業事業の売上高は212億69百万円(前年同期比1.3%増)となりました。

■産業システムカンパニーの売上高の推移


上半期
下半期
133期
134期
(当上半期)
0
100
200
300
400
500 (億円)

その他の事業

その他の事業の売上高は16億38百万円(前年同期比67.4%増)となりました。

なお、ゲノム事業を新事業として育成すべく、本年2月に三井情報開発株式会社と合弁で株式会社ノバスジーンを設立し、遺伝子受託解析サービスの市場開拓を行ってまいりました。

INTERVIEW

小型高機能の戦略本社を目指す

オリンパスは「企業価値の最大化」に向けて、経営スピードと経営効率の向上、社員の意識変革を図る
経営構造改革に取り組んできました。
その結果、本年4月1日から「社内カンパニー制」を導入し、社会と事業環境の急激な変化に対応しています。
この目標実現の推進役としてコーポレートセンターを率いる大久保雅治コーポレートセンター長に話を聞きました。

Q オリンパスが4月から導入した「社内カンパニー制」の特色を聞かせてください。

A 当社は長期にわたって事業部制を敷いてきました。しかし、事業部というのはメーカー志向で組織を区切っているわけです。したがって、事業を拡大していくと、従来の事業領域がオーバーラップするところが出てきました。つまり、事業環境が大きく変わってきたわけです。そうした変化に対応するために、事業をもう一度市場視点で見直して、括り直すほうがよいと考え、4月1日から社内カンパニー制を導入しました。
社内カンパニー制導入のもうひとつの目的は、事業体を事業部のような小さな括りではなく、もう少し大きくすることによって、事業部の中のシナジー（相乗作用）や資源の有効活用であるとか、周辺事業の拡大などをやりやすくするというものです。しかし、まだ始めたばかりで、社内分社とか持株会社的なものではなく、あくまでも社内のカンパニー制でやっていこうとしています。その中で、各カンパニーが自立した効率的な経営をしよう、カンパニーの中で周辺事業を初めとした新たなビジネスの拡大を積極的に追い求め育てていこうと考えているわけです。

Q 従来の機構がどのように改革されたのでしょうか。

A これまで当社には、5つの事業部がありましたが、これが3つのカンパニーになりました。1つは「映像システムカンパニー」で、従来のカメラ事業とデジタルカメラ事業、録音機事業を統合し、枠を取り払ってマーケティングも技術開発も、もちろん生産も効率よくやっていこうというものです。また、医療に関しては内視鏡、光学機器、分析機という3領域がありましたが、これも医療・健康ということで括ったほうがいいだろうということで「医療システムカンパニー」としました。ただ、内視鏡にしても



コーポレートセンター長
取締役　大久保雅治


取締役会
監査役会
社　長
映像システムカンパニー
医療システムカンパニー
産業システムカンパニー
研究開発センター
コーポレートセンター

■「社内カンパニー制」組織図

顕微鏡にしても工業分野関連製品を扱っておりますので、それを市場視点でカーブアウトして、従来からある情報機器事業部と統合することで「産業システムカンパニー」にしました。つまり、各事業ドメインで大括りに括り直したということです。そして、本社、本部機能を「コーポレートセンター」「研究開発センター」が担うことにしました。

Q「社内カンパニー制」において、コーポレートセンターには何が求められているのでしょうか。

A 簡単にいってしまうと、旧本社部門全部を集めたものがコーポレートセンターなんですが、求められている役割は多岐にわたります。そのなかでも、グループ経営を支えるグループ経営戦略を担うことと、カンパニーの自立経営に資するようなサポート機能を持つことが大切だと考えています。それから、社内カンパニー制というのは分権型組織ですから、その相方としての集権機能も大切です。これらの役割を果たしながら、なるべく早い時期に「小型高機能の戦略本社」になっていきたいと思っています。本社というのは全社を支える共通インフラ的なところがありますが、ここの効率化を図ることも大きな課題です。人事にしても、財務にしても、すべての機能が企業価値を上げていくための戦略機能を発揮できるような精鋭の集団に自己改革していくのが重要だと考えています。
このような考えのもとに、コーポレートセンターを(プランニング統括室)(オペレーション統括室)(サポート統括室)の3つに分けています。とりわけIT戦略を含むグローバルな経営企画機能をいかんなく発揮することが、最重要だと考えています。

Q コーポレートセンター長の役割と、それを通じて目指していることを教えてください。

A 仕事の範囲は非常に広いですね。しかし、「オリンパスは企業価値を最大化していこう」という社長の方針が明解に出ていますから、それを本社部門としてどう支え、引っ張り、バランスをとっていくかが一番大きな仕事だと思います。なかでも、従来はともすると親会社指向の経営になりがちでしたが、グループとしての経営にしていくことが重要です。それから、社長を頂点としたIR活動(投資家に対して企業の業績・将来性に関する正確な姿を伝えるマーケティング活動)にしっかりと取り組んでいくことも大切です。さらに、オリンパスグループが一丸となってブランド戦略に取り組んでいくために、ブランド戦略の構築、推進、維持、発展を図ることがコーポレートセンターの大きな役割になってきます。ブランドイメージTOP50には入りたいですね。
また、一般社員も対象にした業績連動型賞与を2002年からスタートさせるべく検討に入っていますが、そのような人事制度の改革にも着手していきます。評価をどうするかなど、解決しなければならない問題はありますが、いかに社員に報いていくかということに重点を置いて、改革を進めていこうと思います。その過程で、早期に経営幹部を育成し、40歳代のカンパニー長、先々は40歳代の社長を誕生させたいという夢を持っています。

Q オリンパスが目指す将来の企業像はどのようなものでしょうか。

A 先のニーズに応えられる企業を目指します。そのためには、企業としての「スピード感」が大切です。社会は日々刻々と変化していますから、そのスピードと歩調を合わせて対応していかなくてはなりません。また、来年度の経営基本計画で、社長が1つのガイドラインを示しています。それは、映像、医療、産業の3カンパニーを、売上、利益などバランスのとれた企業体にしたいというものです。こうした課題を、「創造的破壊と革新」「スピード最優先」でクリアしていこうと考えています。

Series 4

OLYMPUS America

グローバルスタンダードを生み出し、世界で最も開かれた市場といわれる米国。
それゆえ、競争が激しく、技術革新が著しく早い市場で、いかにお客様のニーズに応えていくか。
オリンパス・アメリカでは「お客様に貢献すること」を第一の企業ポリシーとして、
お客様の声を反映させ事業に取り組んでいます。

オリンパス・アメリカは1968年に設立され33年目を迎えました。約1,900人の従業員で米国、カナダおよび中南米全域の販売・サービスを管轄し、オリンパスグループ全体の4割近くの売上に寄与しています。

eビジネスの可能性

現在、ビジネスの世界ではインターネットの活用が不可欠であり、企業間電子商取引・個人向け電子商取引もこれからますます普及していきます。オリンパス・アメリカでは、IT技術を駆使し、お客様・販売店の視点に立った活動を実践しています。
例えば、映像事業では、カメラアクセサリーのインターネットによる直接販売システムを構築し、個々の販売店ではカバーしきれない多種多様なお客様のニーズに応えています。また、お預かりしたカメラ修理品の作業進捗を、お客様が直接インターネットで確認できるシステムも稼動しています。さらに、お客様が最寄りの販売店を検索し、インターネットサイト上で直接ご注文していただくことも可能です。
eビジネスは、限りない可能性を秘めています。オリンパス・アメリカも、積極的にeビジネスによるビジネスチャンスを探っています。

問題解決の提案

オリンパス・アメリカでは、様々なビジネスシーンでデジタルカメラを活用した問題解決(ソリューション)を提案しています。
2000年3月、米国オクラホマ州オクラホマシティ警察署では、事件現場での写真撮影に、当社のデジタルカメラを採用しました。
それまでは現場で撮影した写真は一度持ち帰り、現像しなければ確認することができませんでしたが、デジタルカメラを導入することで、現場での確認が可能となり、必要に応じて、その場で撮り直しをすることができるようになりました。
また、精密な鑑定のための特殊な画像処理がパソコンを介することで容易になり、微細な遺留品の迅速かつ正確な鑑定が可能となりました。
オクラホマシティ警察署では、デジタルカメラ導入後わずか1年で、導入率が100%となり、さらに、警察のみならず裁判所においても、デジタルカメラの高性能が認知され、1995年頃から、デジタル画像が法廷での有効な証拠として、米国の多くの州で認められるようになり、当社のデジタルカメラは、スピードと正確さを求められる警察の証拠収集に大きく貢献しています。
医療の分野でも、当社のデジタルカメラとプリンタの高品質な画像が活躍しています。
形成外科、皮膚科、歯科など多くの領域において、患部



OLYMPUS

OVERSEAS BRANCH
OF
THE WORLD





の撮影そして画像解析による病理の確定は、治療の重要な要素となっています。デジタル画像による解析は、肉眼ではなかなか区別のつかない潜在的な病巣を識別するのに極めて有効であり、微妙な患部の変化を容易に数量化して、医師の診断に重要な情報を提供します。
また、デジタル画像の利点である「画像劣化のない、スペースをとらない、検索が容易」等々を生かし、カルテ作成などの画像ファイリングの分野においても、当社のデジタルカメラは重要な役割を果たしています。



ONE OLYMPUS

オリンパスアメリカでは、"ONE OLYMPUS"のスローガンの下に、事業分野を超えた連携で、「新たな価値」を生み出すべく日々活動を行っています。
オリンパスは、製品はもとよりそれを取り巻く様々なサービスを一体化してこそ、お客様に真の「満足」を得ていただくことができると考えています。
ここ１０年来米国市場での、官民一体となった医療改革により病院経営のスタイルも大きく変化しています。その変化に対し総合医療メーカーとして、病院経営の効率化に役立つよう、「診断から治療まで」のトータルな提案をすることにより、アメリカの病院経営を側面からサポートしています。

オリンパスグループの情報収集基地として

米国の医学の進歩には目を見張るものがあり、多くの最先端研究が行われています。オリンパス・アメリカでは、多くの医師と独自のネットワークを構築しており、そこからのリアルタイムな情報は、商品マーケティングはもちろん、次世代製品の開発にダイレクトにフィードバックされています。
新製品開発には現場の医師の方々の協力が不可欠です。その意味でも、オリンパス・アメリカのマーケティング活動は、ますます重要度を増しています。
今後もオリンパス・アメリカは、すべての事業分野において限りなくお客様に近づき、新しい価値を提案してまいります。

財務諸表

中間貸借対照表（平成13年9月30日現在）

科目	金額	科目	金額
（資産の部）	百万円	（負債の部）	百万円
流動資産	222,884	流動負債	108,700
現金及び預金	74,203	支払手形及び買掛金	59,635
受取手形及び売掛金	50,814	短期借入金	1,400
有価証券	34,996	一年内償還予定社債	10,000
たな卸資産	41,542	未払金	11,339
繰延税金資産	11,379	未払費用	16,877
その他	10,120	未払法人税等	6,672
貸倒引当金	△173	製品保証引当金	1,056
固定資産	148,633	その他	1,719
有形固定資産	49,481	固定負債	77,384
建物及び構築物	18,435	社債	75,000
機械装置及び運搬具	5,958	長期預り金	33
工具器具備品	9,505	退職給付引当金	1,399
土地	15,469	役員退職慰労金引当金	951
建設仮勘定	112	負債合計	186,085
無形固定資産	1,445	（資本の部）	
投資等	97,706	資本金	40,832
投資有価証券	33,492	法定準備金	72,029
子会社株式	18,098	資本準備金	65,528
出資金	30,349	利益準備金	6,501
子会社出資金	4,974	剰余金	73,453
繰延税金資産	6,697	任意積立金	63,489
その他	4,438	中間未処分利益	9,963
貸倒引当金	△344	（うち中間利益）	(5,534)
		その他有価証券評価差額金	△883
		資本合計	185,433
資産合計	371,518	負債及び資本合計	371,518

（注）1.有形固定資産の減価償却累計額　105,230百万円
2.子会社に対する短期金銭債権　46,530百万円
3.子会社に対する長期金銭債権　945百万円
4.子会社に対する短期金銭債務　24,186百万円
5.1株当たりの中間利益　20円93銭
（期中平均株式数により算出しています。）

中間損益計算書(平成13年4月1日から平成13年9月30日まで)

科　目	金　額
経常損益の部	百万円
営業損益の部	
売上高	172,389
売上原価	129,551
販売費及び一般管理費	31,518
営業利益	11,319
営業外損益の部	
営業外収益	2,567
(受取利息・受取配当金)	(474)
(その他)	(2,092)
営業外費用	3,721
(支払利息)	(1,298)
(その他)	(2,423)
経常利益	10,165
特別損益の部	
特別利益	100
特別損失	1,007
税引前中間利益	9,258
法人税、住民税及び事業税	7,500
法人税等調整額	△3,776
中間利益	5,534
前期繰越利益	4,429
中間未処分利益	9,963

(注) 1.子会社への売上高 146,955百万円
2.子会社からの仕入高 65,568百万円
3.子会社との営業取引以外の取引高 1,630百万円

役員

(平成13年12月1日現在)

代表取締役会長	岸本正壽
代表取締役社長	菊川剛
専務取締役	関本健一
常務取締役	遊佐厚
常務取締役	寺田昌章
常務取締役	宮田耕治
取締役最高顧問	下山敏郎
取締役	米窪健
取締役	小坂信也
取締役	大久保雅治
常勤監査役	太田稔
常勤監査役	古俣齊
監査役	生駒誠也
監査役	河島宏資
上席執行役員	降籏廣行
上席執行役員	小宮弘
上席執行役員	長崎達夫
上席執行役員	森武幸
上席執行役員	柳澤一向
上席執行役員	髙木幹夫
執行役員	市川和夫
執行役員	小島佑介
執行役員	森嶌治人

連結財務諸表

中間連結貸借対照表

(平成13年9月30日現在)

科目	金額	科目	金額
(資産の部)	百万円	(負債の部)	百万円
流動資産	373,946	流動負債	244,116
現金及び預金	99,787	支払手形及び買掛金	71,374
受取手形及び売掛金	94,257	短期借入金	89,119
		一年内償還予定社債	10,000
有価証券	34,997	未払金	17,136
たな卸資産	106,979	未払費用	37,480
繰延税金資産	24,727	未払法人税等	9,619
		製品保証引当金	3,458
その他	15,010	その他	5,930
貸倒引当金	△1,811	固定負債	140,616
固定資産	206,856	社債	90,000
有形固定資産	78,648	長期借入金	37,990
建物及び構築物	30,911	退職給付引当金	8,084
		役員退職慰労金引当金	1,017
機械装置及び運搬具	9,316	その他	3,525
工具器具備品	23,135	負債合計	384,732
土地	15,083		
建設仮勘定	203	少数株主持分	2,035
無形固定資産	3,574	(資本の部)	
投資その他の資産	124,634	資本金	40,833
投資有価証券	68,709	資本準備金	65,528
		連結剰余金	96,674
出資金	31,149	その他有価証券評価差額金	△1,942
繰延税金資産	10,998	為替換算調整勘定	△7,054
その他	14,234	自己株式	△4
貸倒引当金	△456	資本合計	194,035
資産合計	580,802	負債、少数株主持分及び資本合計	580,802

(注) 1.有形固定資産の減価償却累計額　152,285百万円
2.1株当たりの中間純利益　23円46銭（期中平均株式数により算出しています。）
3.当中間連結会計期間における連結子会社数は66社です。

中間連結損益及び剰余金結合計算書
(平成13年4月1日から平成13年9月30日まで)

科目	金額
	百万円
売上高	248,073
売上原価	147,124
販売費及び一般管理費	84,509
営業利益	16,440
営業外収益	2,285
(受取利息)	(494)
(その他)	(1,791)
営業外費用	6,881
(支払利息)	(3,970)
(その他)	(2,911)
経常利益	11,844
特別利益	1
特別損失	1,389
税金等調整前中間純利益	10,456
法人税、住民税及び事業税	10,487
法人税等調整額	△ 6,244
少数株主利益	9
中間純利益	6,204
連結剰余金期首残高	92,297
連結剰余金増減高	△ 1,827
連結剰余金中間期末残高	96,674

中間連結キャッシュ・フロー計算書
(平成13年4月1日から平成13年9月30日まで)

科目	金額
	百万円
営業活動によるキャッシュ・フロー	12,234
投資活動によるキャッシュ・フロー	△ 5,631
財務活動によるキャッシュ・フロー	△ 1,749
現金及び現金同等物に係る換算差額	△ 237
現金及び現金同等物の増加額	4,617
現金及び現金同等物の期首残高	84,751
現金及び現金同等物の中間期末残高	89,368

■連結売上高の推移



第130期
第131期
第132期
第133期
第134期
(当上半期)
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
4,500
(億円)

■連結経常利益及び当期(中間)純利益の推移



当期(中間)純利益
経常利益
第130期
第131期
第132期
第133期
第134期
(当上半期)
0
20
40
60
80
100
120
140
160
180
200
220
(億円)

会社の概要(平成13年9月30日現在)

設立	大正8年10月12日
資本金	408億32百万円
発行済株式の総数	264,472千株
株主数	18,610名
従業員	4,910名(出向者含む)
本店	〒151-0072 東京都渋谷区幡ヶ谷2丁目43番2号
本社事務所	〒163-0914 東京都新宿区西新宿2丁目3番1号 新宿モノリス 〒163-8610 東京都新宿区西新宿1丁目22番2号 新宿サンエービル ☎(03)3340-2111(代表) http://www.olympus.co.jp
事業場	八王子市、日の出町(東京都)、 辰野町および伊那市(長野県)
海外拠点	アメリカ、ドイツ、イギリス、中国、香港、シンガポールほか
事業内容	映像、医療、産業およびその他製品の製造販売 <映像事業>カメラ、デジタルカメラ、録音機 <医療事業>ファイバースコープ、硬性鏡、ビデオスコープ、血液分析機、生物顕微鏡 <産業事業>工業顕微鏡、工業用内視鏡、プリンタ、光磁気ディスク装置、バーコードスキャナ、測定機 <その他事業>システム開発、遺伝子受託解析サービス

株主のメモ

決算期日	3月31日
利益配当金および中間配当の受領株主確定日	3月31日および9月30日
株主総会	定時株主総会　6月 臨時株主総会　必要ある時
名義書換代理人	東京都港区芝三丁目33番1号 中央三井信託銀行株式会社
同事務取扱所	〒168-0063 東京都杉並区和泉二丁目8番4号 中央三井信託銀行株式会社 証券代行部 ☎(03)3323-7111(代表)
同取次所	中央三井信託銀行株式会社 全国各支店 日本証券代行株式会社 本・支店 および出張所
株主権利行使基準日	3月31日 そのほか必要あるときは公告します
公告掲載新聞	東京都において発行する日本経済新聞

●第134期 中間事業報告についての皆様からのご意見・ご要望をお聞かせください。

〒163-0914 東京都新宿区西新宿2丁目3番1号
新宿モノリス
オリンパス光学工業株式会社　総務部総務グループ
☎(03)3340-2111(代表)

OLYMPUS

(Translation)

November 20, 2000

BRIEF ANNOUNCEMENT OF CONSOLIDATED SETTLEMENT OF INTERIM ACCOUNTS FOR THE BUSINESS YEAR ENDING MARCH 31, 2001

Name of listed company:	Olympus Optical Co., Ltd.
Listing exchange:	Tokyo Stock Exchange Osaka Securities Exchange
Code number:	7733
Location of head office:	Tokyo
Inquiries to be directed to:	Minoru Ohta General Manager of Accounting Dept. Tel. (03) 3340-2151
Date of meeting of the Board of Directors concerning settlement of interim accounts:	November 20, 2000

1. Consolidated interim business results (April 1, 2000 through September 30, 2000):

(1) Operating results:

(Note) Figures are stated by discarding fractions of one million yen.

	Six-month period ended September 30, 2000	Six-month period ended September 30, 1999	Year ended March 31, 2000
Net sales	¥217,703 million (5.3%)	¥206,803 million (-%)	¥428,646 million
Operating income	¥14,514 million (- 4.8%)	¥15,239 million (-%)	¥30,132 million
Ordinary income	¥10,749 million (11.6%)	¥9,631 million (-%)	¥20,784 million
Net income	¥5,287 million (-%)	- ¥11,262 million (-%)	¥1,860 million
Net income per share	¥19.99	- ¥42.58	¥7.03
Fully diluted earnings per share	¥-	¥-	¥-

(Notes)

	Six-month period ended September 30, 2000	Six-month period ended September 30, 1999	Year ended March 31, 2000
1) Gain on equity method investments:	¥159 million	¥26 million	¥61 million

2) Revaluation gain of derivatives as of September 30, 2000: - ¥129 million

3) Changes in accounting methods: None

4) The percentages in the items of net sales, operating income, recurring income and net income for the period indicate the rates of increase or decrease from the interim period of the previous business year.

5) The information for the six-month period ended September 30, 1999, which was for reference only, was not audited by independent accountants.

(2) Consolidated financial condition:

	Six-month period ended September 30, 2000	Six-month period ended September 30, 1999	Year ended March 31, 2000
Total assets	¥586,611 million	¥527,921 million	¥536,174 million
Shareholders' equity	¥186,044 million	¥176,896 million	¥190,341 million
Ratio of shareholders' equity	31.7%	33.5%	35.5%
Shareholders' equity per share	¥703.46	¥668.88	¥719.71

(3) State of consolidated cash flows:

	Six-month period ended September 30, 2000	Six-month period ended September 30, 1999	Year ended March 31, 2000
Cash flows from operating activities	¥23,889 million	-	¥57,989 million
Cash flows from investing activities	(¥24,124 million)	-	(¥35,612 million)
Cash flows from financing activities	¥12,557 million	-	(¥501 million)
Cash and cash equivalents at end of the year	¥76,194 million	-	¥64,032 million

(4) Matters relating to the scope of consolidation and the application of equity method:

Number of consolidated subsidiaries:	58 companies
Number of non-consolidated subsidiaries subject to the equity method:	3 companies
Number of affiliated companies subject to the equity method:	3 companies

(5) Changes in the scope of consolidation and the application of equity method:

Consolidated subsidiaries	(inclusion):	4 companies
"	(exclusion):	None
Companies subject to equity method	(inclusion):	None
"	(exclusion):	2 companies

2. Forecast of consolidated operating results for the business year ending March 31, 2001 (April 1, 2000 through March 31, 2001):

	Full-year
Net sales	¥470,000 million
Ordinary income	¥25,000 million
Net income	¥13,000 million

(Reference) Forecast of net income per share (full-year) ¥49.15

1. STATE OF CORPORATE GROUP

The Group comprises Olympus Optical Co., Ltd. (the "Company") and its 61 subsidiaries and four affiliated companies. Its major business is the manufacture and sale of products related with imaging systems, medical systems and machinery and equipment. The Group also engages in business activities, such as the operation of holding companies, system development, transportation, financial investment and other services related with each of the above business divisions.

The divisions of operations of the Group, the positioning of each company of the Group in its operations and the relations of the divisions with the segments by business types are described below.

The imaging systems-related division, medical systems-related division and machinery and equipment-related division respectively correspond to the imaging systems-related division, medical systems-related division and machinery and equipment-related division described in the section of segments by business types. The division related with other businesses includes businesses pertaining to these three divisions.

Division	Major products and content of business	Major companies
Imaging systems-related division:	Cameras, digital cameras and recorders	The Company (Consolidated subsidiaries) Olympus Japan Co., Ltd., Olympus Opto-Electronics Co., Ltd., Ohmachi Olympus Co., Ltd., Sakaki Olympus Co., Ltd. Olympus America Inc., Olympus Optical Co. (Europa) GmbH, Olympus Optical Co. (U.K.) Ltd., Olympus France S.A., Olympus Hong Kong and China Limited, Olympus (Shenzhen) Industrial Ltd.
Medical systems-related division:	fiberscopes, rigidscopes, videoscopes and blood analyzers	The Company (Consolidated subsidiaries) Olympus Japan Co., Ltd., KS Olympus Co., Ltd., Olympus Opto-Electronics Co., Ltd., Shirakawa Olympus Co., Ltd., Mishima Olympus Co., Ltd. Olympus America Inc., Olympus Optical Co. (Europa) GmbH, Olympus Winter & Ibe GmbH, KeyMed (Medical & Industrial Equipment) Ltd., Olympus France S.A., Olympus Singapore Pte. Ltd.

Machinery and equipment-related division:	Microscopes, measuring equipment, printers, magneto-optical disk drives and barcode scanners	The Company (Consolidated subsidiaries) Olympus Japan Co., Ltd., KS Olympus Co., Ltd., Okaya Olympus Co., Ltd., Sakaki Olympus Co., Ltd. Olympus America Inc., Olympus Optical Co. (Europa) GmbH, Olympus Optical Co. (U.K.) Ltd., Olympus France S.A., Olympus Singapore Pte. Ltd.
Other businesses:	Operation of holding companies, system development, transportation, financial investment and other services	The Company (Consolidated subsidiaries) Olympus Systems Co., Ltd., Olympus Lositecks Co., Ltd., Olympus Technical Service Co., Ltd., Olympus Sogo Service Co., Ltd. Olympus USA Incorporated, Olympus Corporation of America, Olympus Asian Pacific Limited, Olympus Asset Management Limited

The following is an outline chart of the aforementioned:

Outside Customers

↑

Domestic sales companies

<Subsidiaries>

*Olympus Japan Co., Ltd.,

*KS Olympus Co., Ltd.,

*Olympus AVS Co., Ltd.

*Olympus Leasing Co., Ltd.

*Kashiwa Jumbo Co., Ltd.

<Related company>

*Adachi Co., Ltd.

Overseas sales companies

Europe

<Subsidiaries>

*Olympus Optical Co. (Europe) GmbH

*Olympus Winter & Ibe GmbH

*Olympus Optical Co. (U.K.) Ltd.

*KeyMed (Medical & Industrial Equipment) Ltd.

*KeyMed Ireland Ltd.

*Olympus France S.A.

*Olympus Diagnostica GmbH

*Olympus Austria Ges.m.b.H

*Olympus Optical AB

*Olympus Optical (Schweiz) AG

*Olympus d.o.o. za trgovinu

*Olympus C&S, spol. s.r.o.

*Olympus Danmark A/S

*Olympus Norge A/S

*Olympus Italia S.r.l.

*Olympus Optical Polska Sp. z.o.o.

*Olympus Hungary Kft.

**Olympus Moscow Limited Liability Company

<Related company>

**Olympus Nederland B.V.

North America

<Subsidiaries>

*Olympus America Inc.

*Keymed Incorporated

*Olympus Integrated Technologies America Inc.

Asia

<Subsidiaries>

*Olympus Singapore Pte. Ltd.

*Olympus Technologies Singapore Pte. Ltd.

*Olympus Australia Pty Ltd.

*Olympus New Zealand Limited

*Olympus (Thailand) Company Limited

*Olympus Korea Co., Ltd.

<Related Company>

Olympus (India) Private Ltd.

↑

(Parent company) Olympus Optical Co., Ltd.

Domestic manufacturing companies

Imaging system - related	<Subsidiaries> *Tokyo Kinzoku Co., Ltd. *Olympus Opto-Electronics Co., Ltd. *Ohmachi Olympus Co., Ltd. *Sakaki Olympus Co., Ltd. *Tokyo Kinzoku Co., Ltd., Kyowa Plant
Medical systems - related	<Subsidiaries> *Olympus Opto-Electronics Co., Ltd. *Shirakawa Olympus Co., Ltd. *Mishima Olympus Co., Ltd. <Related company> **Opnoteck Co., Ltd.
Machinery and equipment - related	<Subsidiaries> *Sakaki Olympus Co., Ltd. *Okaya Olympus Co., Ltd. *Olympus Engineering Co., Ltd.

Domestic system development company

<Subsidiary>

*Olympus Systems Co., Ltd.

Domestic transportation company

<Subsidiary>

*Olympus Logitex Co., Ltd.

Domestic services companies

<Subsidiaries>
*Olympus Technical Service Co., Ltd.
*Olympus Sogo Service Co., Ltd.
*Olympus Medical Engineering Co., Ltd.

Overseas manufacturing companies

Imaging system - related	<Subsidiaries> *Olympus Hong Kong and China Limited *Olympus (Shenzhen) Industrial Ltd. *Olympus Taiwan Co. Ltd. **Beijing Beizhao Olympus Optical Co., Ltd.
Medical equipment - related	<Subsidiaries> *Olympus Winter & Ibe GmbH *Olympus Diagnostica GmbH *KeyMed (Medical & Industrial Equipment) Ltd. *Algram Group Limited
Machinery and equipment - related	<Subsidiary> *Olympus Technologies Singapore Pte. Ltd.

Overseas holding companies

<Subsidiaries>
*Olympus USA Incorporated
*Olympus Corporation of America
*Olympus (U.K.) Ltd.
*Olympus Asian Pacific Limited

Overseas system development company

<Subsidiary>

*Olympus Software Europe GmbH

Overseas finance company

<Subsidiary>

*Olympus Asset Management Limited

Overseas service companies

<Subsidiaries>
*Olympus Endo-Repair-Europe GmbH
*Olympus trgovina d.o.o.
*Olympus de Mexico S.A. de c.v.
**Olympus (Shenzhen) Industrial Ltd.

*** Consolidated subsidiary**

**** Company subjected to the equity method**

Example:

→ Supply of products

····→ Supply of components for manufacturing

2. BUSINESS POLICY

1. Basic management policy

Based on its Group's management vision "FOCUS 21" inaugurated in October 1994, the Company has engaged in corporate activities to become a "value-creating company" which emphasizes aligning its values with those of society at large, facilitating the creation of new values through its business activities and contributing to the materialization of people's health and welfare.

2. Basic principles concerning the distribution of profits

The Company follows a fundamental policy of distributing profits to its shareholders on a constant basis. Taking into consideration operating results and future prospects, as well as investment in the development of new technologies and products to strengthen its product competitiveness and improve profitability for a stronger management basis, the rationalization of its manufacturing functions and other factors, the Company endeavors to distribute profits to its shareholders to the extent funds remain available for dividends.

As to use of free cash flows, the Company will, based on the policy of "Selection and Concentration", focus the funds on businesses in the growth areas: the digital camera area, the endoscopes-peripheral area covering surgery, operative instruments and untrasonic devices, the gene-related area and the area of semiconductor-related testing devices, to establish new core businesses.

3. The Company's middle- and long-range management strategy

In the previous business year, the Company inaugurated its "99 Fundamental Management Plan," to define its ideal image in five years, under which the Company aims to make effective use of its Group's management resources to boost growth potential and continuously innovate its management and technology to strengthen international competitiveness and become a global company of good standing. To attain this aim, the Company places top priority on accelerating departure from matured businesses to growth businesses and strengthening the basis to attain the aim. Specifically, the Company engages in business activities with an emphasis on the following five items:

(1) Boost growth potential

In its existing businesses, the Company will concentrate its efforts on strengthening its profit-earning capability by building up product lines and reducing costs. With resources obtained by so doing, the Company will develop new businesses that will become core businesses of the Group in the near future.

(2) Materialize customer-creed management

To build up trustful relations with its customers through better communication and strengthen more unfailing brand power, the Company will place emphasis on the environment, CS (customer satisfaction), qualities and services.

(3) Promote global management

The Company will push forward businesses with emphasis on profitability of its Group as a whole and promote autonomous and self-sustained operations of local companies under the specified policies and rules for management of the Group.

(4) Improve technical capabilities

On the basis of "opto-digital technology," an integration of the Company's basic optical and precision technology and its cutting-edge digital technology, the Company will develop technologies with an eye on commercialization at all times, as well as based on the policy of "Selection and Concentration" and the utilization of third-party technologies, while taking into consideration the efficiency and speed of development as key factors.

(5) Strengthen management basis

To maintain its profit-earning capability, the Company will seek to drastically improve efficiency of the operations of its Group by running a campaign to reduce by half the total lead time covering all operating processes of development to marketing on a global basis, whereby reducing total operating costs.

3. OPERATING RESULTS

1. Overview of interim operating results for the consolidated business year ending March 31, 2001

Overview of interim operating results for the business year ending March 31, 2001

During the interim period under review, in spite of some elements of instability, including higher oil prices and the depreciation of the euro, the Asian economies recovered due to strong export growth. The U.S. economy continued to expand and the European economies remained strong as a whole. In the meantime, due to the expansion of information technology (IT)-related investment, the Japanese economy, specifically the manufacturing industry, showed a sign of slow recovery, while private spending remained slow.

Due to the appreciation of the yen against the dollar and euro from the previous business year, the Company incurred an exchange loss of ¥20,500 million for the interim period under review. However, due to a substantial increase in sales of digital cameras in Japan and overseas, net sales on a consolidated basis amounted to ¥217,703 million (a 5.3% increase from the corresponding period of the previous business year).

As to profit, to cover an adverse effect of the higher yen on profitability, the Company exerted efforts to expand sales and reduce costs and expenses. Consequently, operating income decreased slightly, amounting to ¥14,514 million (a 4.8% decrease from the corresponding period of the previous business year). Due to an improvement of non-operating income and loss, ordinary income and net income for the period amounted to ¥10,749 million (an 11.6% increase) and ¥5,287 million, respectively.

Performance by business division

Imaging systems-related division:

On a consolidated basis, net sales in the imaging systems-related division amounted to ¥86,530 million (a 10.8% increase from the corresponding period of the previous business year). Operating income turned from the red in the corresponding period of the previous business year, amounting to ¥1,315 million.

As to digital cameras, net sales on a consolidated basis amounted to ¥50,345 million, registering a high percentage of net sales in the imaging systems-related division, as well as the whole divisions. The Company launched "CAMEDIA C-2100 ULTRAZOOM" mounted with an optical 10x zoom lens and its newly developed feature of securing blur-free shooting and "CAMEDIA C-990 ZOOM" with the feature of motion image recording, to offer a fuller line of products. Sales of other existing mainstay models, including "CAMEDIA C-960 ZOOM" also increased steadily.

As to compact cameras, the Company launched new lines of "μ [mju:] Series", the Company's mainstay models, and new models "i Series" to expand sales. However, with the expansion of the digital camera market, sales leveled off. Notwithstanding, the Company

exerted all-out efforts to reduce costs by integrating its operating bases around Hong Kong to strengthen its profit-earning capability and improve profitability.

With the aim of further strengthening its marketing base of its imaging systems-related division in the Asian area during the interim period under review, the Company incorporated Olympus Korea Co., Ltd.

Medical systems-related division:

On a consolidated basis, net sales in the medical systems-related division amounted to ¥90,325 million (a 2.8% decrease from the corresponding period of the previous business year) and operating income amounted to ¥16,494 million (a 15.9% decrease).

In its mainstay endoscopes business, the Company actively introduced a new series of endoscope video system "EVIS EXERA" to the market and also exerted efforts to expand sales of an endoscope medical information system "EVIS NET". However, adversely affected by control of health care costs in Japan and the appreciation of the yen, sales both in and outside of Japan leveled off and profits deteriorated from the previous period. As to blood analyzers, sales of large biochemical automated clinical analyzers "AU5400" increased for the clinical laboratory market in Japan and also increased steadily in North America, Europe and Asia.

Machinery and equipment-related division:

On a consolidated basis, net sales in the machinery and equipment-related division amounted to ¥40,848 million (a 14.0% increase from the corresponding period of the previous business year) and operating loss amounted to ¥819 million.

In the optical equipment business, a central figure of this division, sustained by the expansion of the IT-related market, sales of liquid crystal inspection equipment and semiconductor carrying equipment increased favorably in Japan and Asia.

In the information equipment-related business, sales of magneto-optical disk drives to the Company's OEM clients in Japan decreased, while sales of new lines of handy information terminals supplied to its business partners in the United States increased substantially.

As to profit, due to the good performance of the optical equipment-related business, profitability was improved substantially. However, investments in new businesses, for which payoffs had yet to occur, resulted in an operating loss.

2. Research and development

The Company has engaged in research and development activities to materialize its corporate business philosophy "Social-In", which emphasizes aligning its values with those of society at large and facilitating the creation of new values for society and people's life.

On the basis of "opto-digital technology," an integration of the Company's core

optical technology and cutting-edge digital technology, the Company has promoted technological developments to create values in the areas of imaging, medical treatment, health and industry.

Research and development expenses for the interim period under review amounted to ¥16,200 million, accounting for 7.5% of net sales on a consolidated basis.

3. Environmental protection

In 1992, the Company established "Olympus Environmental Principles", declaring "Olympus will respect nature and the safety and health of mankind and contribute to the reestablishment of a healthy environment and a society in which sustainable development is possible through ecologically compatible technological development and business practices." Based on the philosophy, the Company has committed itself to tackling environmental issues according to its "Basic Environmental Plan," which is to be established every three years.

In September 2000, the Company published an "Olympus Environmental Report 2000," which provided a summary of its environmental initiatives.

4. Prospect for the current business year:

The Japanese economy has sloughed off from the onetime critical situation. However, the employment conditions remain severe and consumption has flattened out. The stock market remains beleaguered. Thus, the current situations warrant no optimism for the future. Overseas, the economies are anticipated to grow steadily in general, though the outlook for the U.S. economy remains unforeseeable. However, if the yen continues to remain high, export-oriented manufacturers will face a difficult situation.

Under these circumstances, the Company and its Group companies will focus its efforts on strengthening competitiveness of its existing businesses through further sales expansion and cost reductions and implementing drastic reforms to its profit-earning basis through developing new value added businesses. The business of digital cameras, which grew to account for one-fourth (1/4) of net sales on a consolidated basis, is expected to further grow by differentiating its products from those of rival companies by their features of high-quality imaging, high performance, etc. As to the endoscopes business, with its new lines of videoscopes at the forefront, the Company will concentrate its efforts on expanding sales and improve profitability.

As to business results on a consolidated basis for the current business year, the Company forecasts net sales, ordinary income and net income to amount to ¥470,000 million (a 9.6% increase from the previous business year), ¥25,000 million (a 20.3% increase) and ¥13,000 million, respectively, assuming the exchange rates at $1=¥105 and Euro 1=¥90 during the second half of the current business year.

4. CONSOLIDATED INTERIM FINANCIAL SHEETS, ETC.

(1) Consolidated Balance Sheet

	Six-month period ended September 30, 2000 (as of September 30, 2000)		Year ended March 31, 2000 (as of March 31, 2000)		Increase or decrease
ASSETS:	(million yen)	%	(million yen)	%	(million yen)
Current assets:	385,847	65.8	388,877	72.5	(-)3,030
Cash and deposits	121,933		95,578		26,355
Trade notes and trade accounts receivable	82,137		84,781		(-)2,644
Securities	56,254		95,318		(-)39,064
Inventory	95,389		79,527		15,862
Deferred tax assets	16,726		19,528		(-)2,802
Other assets	15,066		16,025		(-)959
Allowance for doubtful accounts	(-)1,658		-1,880		222
Fixed assets:	200,764	34.2	137,966	25.8	62,798
Tangible fixed assets:	78,625	13.4	76,959	14.4	1,666
Buildings and structures	28,304		29,088		(-)784
Machinery and equipment and motor vehicles	8,141		7,846		295
Tools, furniture and fixtures	24,825		23,105		1,720
Lands	15,407		15,434		(-)27
Construction in progress	1,948		1,486		462
Intangible fixed assets:	1,948	0.3	2,145	0.4	(-)197
Investments and other fixed assets:	120,191	20.5	58,862	11.0	61,329
Investment securities	70,889		7,267		63,622
Equity participation	31,459		30,556		903
Deferred tax assets	7,071		9,043		(-)1,972
Other fixed assets	11,655		12,472		(-)817
Allowance for doubtful accounts	(-)883		-476		(-)407
Foreign exchange translation adjustment:	-	-	9,331	1.7	(-)9,331
TOTAL ASSETS	586,611	100	536,174	100	50,437

	Six-month period ended September 30, 2000 (as of September 30, 2000)		Year ended March 31, 2000 (as of March 31, 2000)		Increase or decrease
LIABILITIES:	(million yen)	%	(million yen)	%	(million yen)
Current liabilities:	281,515	48.0	217,499	40.6	64,016
Trade notes and trade accounts payable	78,580		63,036		15,544
Short-term loans payable	104,287		88,939		15,348
Bonds redeemable within one year	20,000		13,185		6,815
Accounts payable	33,676		10,971		22,705
Accrued expenses payable	33,280		30,454		2,826
Accrued corporate income taxes	2,972		3,236		(-) 264
Accrued warranty cost	3,169		3,256		(-) 87
Others current liabilities	5,551		4,422		1,129
Fixed liabilities:	117,428	20.0	126,773	23.6	(-) 9,345
Bonds	100,000		110,000		(-) 10,000
Long-term loans payable	7,608		7,308		300
Allowance for retirement and severance benefits	-		6,563		(-) 6,563
Allowance for employee retirement benefits	6,752		-		6,752
Allowance for officers' retirement gratuities	1,182		1,203		(-) 21
Other fixed liabilities	1,886		1,699		187
TOTAL LIABILITIES	398,943	68.0	344,272	64.2	54,671
MINORITY INTERESTS:	1,624	0.3	1,561	0.3	63
Capital:	40,833		40,833		-
Capital reserve:	65,528		65,528		-
Consolidated retained earnings:	87,516		83,986		3,530
Revaluation difference of other securities:	2,640		-		2,640
Foreign exchange translation adjustment:	(-) 10,465		-		(-) 10,465
Treasury stock:	(-) 8		(-) 6		(-) 2
TOTAL SHAREHOLDERS' EQUITY	186,044	31.7	190,341	35.5	(-) 4,297
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	586,611	100	536,174	100	50,437

(2) Consolidated Interim Statement of Income and Retained Earnings

	Six-month period ended September 30, 2000 (from April 1, 2000 to September 30, 2000)		Six-month period ended September 30, 1999 (from April 1, 1999 to September 30, 1999)		Year ended March 31, 2000 (from April 1, 1999 to March 31, 2000)	
	(million yen)	%	(million yen)	%	(million yen)	%
Net sales	217,703	100	206,803	100	428,646	100
Cost of sales	125,290	57.6	112,459	54.4	238,728	55.7
Gross profit on sales	92,413	42.4	94,344	45.6	189,918	44.3
Selling, general and administrative expenses	77,899	35.7	79,105	38.2	159,786	37.3
Operating income	14,514	6.7	15,239	7.4	30,132	7.0
Non-operating income	3,432	1.5	1,646	0.8	5,183	1.2
Interest received	402		828		2,194	
Other income	3,030		818		2,989	
Non-operating expenses	7,197	3.3	7,254	3.5	14,531	3.4
Interest paid	4,163		4,412		8,866	
Other expenses	3,034		2,842		5,665	
Ordinary income	10,719	4.9	9,631	4.7	20,784	4.8
Special income:	-	-	-	-	709	0.2
Transfer to allowance for doubtful accounts	-		-		433	
Gain on fluctuations in equity	-		-		276	
Special loss:	417	0.2	16,812	8.2	16,996	4.0
Loss from disposition of financial assets	-		-		16,996	
Revaluation loss of financial assets	-		16,812		-	
Revaluation loss of investment securities	417		-		-	
Income before tax for the period	10,332	4.7	(-) 7,181	(-) 3.5	4,497	1.0
Corporate income taxes, inhabitant taxes and enterprise taxes	2,112	1.0	2,555	1.2	4,064	1.0
Prior year corporate income taxes, inhabitant taxes and enterprise taxes	-	-	-	-	267	0.0
Adjustment to corporate income taxes, etc.	2,864	1.3	1,522	0.7	(-) 1,704	(-) 0.4
Minority interests	69	0.0	4	0.0	10	0.0

	Six-month period ended September 30, 2000 (from April 1, 2000 to September 30, 2000)		Six-month period ended September 30, 1999 (from April 1, 1999 to September 30, 1999)		Year ended March 31, 2000 (from April 1, 1999 to March 31, 2000)	
	(million yen)	%	(million yen)	%	(million yen)	%
Net income for the period	5,287	2.4	(-) 11,262	(-) 5.4	1,860	0.4
Balance of consolidated retained earnings at beginning of period	83,986		83,934		83,934	
Increase or decrease in consolidated retained earnings (decrease: -)	(-) 1,757		(-) 2,134		(-) 1,808	
Balance of consolidated retained earnings at end of period	87,516		70,538		83,986	

(3) Consolidated Interim Statements of Cash Flows

(million yen)

	Six-month period ended September 30, 2000 (from April 1, 2000 to September 30, 2000)	Year ended March 31, 2000 (from April 1, 2000 to March 31, 2000)
I. Cash flows from operating activities		
1. Income before tax for the periodic (year)	10,332	4,497
2. Depreciation	7,634	16,288
3. Interest and dividend income	(-) 572	(-) 2,420
4. Interest expenses	4,163	8,866
5. Loss from sale of securities	-	2,958
6. Income from equity participation	(-) 897	-
7. Revaluation loss of investment securities	417	-
8. Loss from disposition of financial assets	-	16,996
9. Decrease in trade accounts receivable	1,653	3,813
10. (Increase) decrease in inventory	(-) 16,836	3,541
11. Increase in trade accounts payable	14,997	14,192
12. Other operating activities	8,805	6,339
Subtotal	29,696	75,070
13. Interest and dividends received	544	1,937
14. Interest paid	(-) 4,103	(-) 8,785
15. Expenditure on disposition of swap for hedging purposes	-	(-) 2,281
16. Corporate income taxes, etc. paid	(-) 2,248	(-) 7,952
Net cash (used in) provided by operating activities	23,889	57,989
II. Cash flows from investing activities		
1. Placing of time deposits	815	41,037
2. Withdrawal of time deposits	(-) 15,010	(-) 32,719
3. Expenditure on acquisition of securities	(-) 34,988	(-) 77,031
4. Gain on sale of securities	2,302	75,657
5. Gain on loans (repurchase agreements)	34,835	-
6. Expenditure on purchase of short-term special financial assets	-	(-) 15,757
7. Gain on disposition of short-term special financial assets	-	31,069
8. Expenditure on acquisition of tangible fixed assets, etc.	(-) 9,557	(-) 17,829
9. Expenditure on acquisition of investment securities	(-) 5,806	(-) 5,770
10. Gain on sale of investment securities	2,753	164
11. Expenditure on contribution to equity participation	-	(-) 30,101
12. Expenditure on disposition of swap for investment purposes	-	(-) 683
13. Other investing activities	532	(-) 3,649
Net cash (used in) provided by investing activities	(-) 24,124	(-) 35,612

	Six-month period ended September 30, 2000 (from April 1, 2000 to September 30, 2000)	Year ended March 31, 2000 (from April 1, 2000 to March 31, 2000)
III. Cash flows from financing activities		
1. Gain from short-term loans payable	22,738	31,512
2. Expenditure on repayment of short-term loans payable	(-) 4,863	(-) 34,164
3. Gain from long-term loans payable	560	2,746
4. Expenditure on repayment of long-term loans payable	(-) 965	(-) 83
5. Expenditure on redemption of bonds	(-) 3,185	-
6. Dividends paid	(-) 1,719	(-) 1,719
7. Issuing of shares to minority shareholders	-	1,428
8. Other financing activities	(-) 9	(-) 221
Net cash (used in) provided by financing activities	12,557	(-) 501
IV. Translation gain/loss related to cash and cash equivalents	(-) 464	(-) 1,624
V. Net increase (decrease) in cash and cash equivalents	11,858	20,252
VI. Cash and cash equivalents at beginning of period (year)	64,032	43,729
VII. Cash and cash equivalents of newly consolidated subsidiaries at beginning of period (year)	304	51
VIII. Cash and cash equivalents at end of period (year)	76,194	64,032

(Translation omitted hereinafter)

- END -

(Translation)

November 20, 2000

BRIEF ANNOUNCEMENT OF NON-CONSOLIDATED SETTLEMENT OF INTERIM ACCOUNTS FOR THE BUSINESS YEAR ENDING MARCH 31, 2001

Name of listed company:	Olympus Optical Co., Ltd.
Listing exchange:	Tokyo Stock Exchange Osaka Securities Exchange
Code number:	7733
Location of head office:	Tokyo
Inquiries to be directed to:	Minoru Ohta General Manager of Accounting Dept. Tel. (03) 3340-2151
Date of meeting of the Board of Directors concerning settlement of interim accounts:	November 20, 2000
Interim dividend system:	Yes
Date of interim dividend payment:	December 15, 2000

1. Non-consolidated interim business results (April 1, 2000 through September 30, 2000):

(1) Operating results:

(Note) Figures are stated by discarding fractions of one million yen.

	Six-month period ended September 30, 2000	Six-month period ended September 30, 1999	Business year ended March 31, 2000
Net sales	¥157,591 million (13.8%)	¥138,519 million (4.1%)	¥279,446million
Operating income	¥9,506 million (60.6%)	¥5,920 million (- 52.6%)	¥13,177 million
Ordinary income	¥8,374 million (309.9%)	¥2,043 million (- 64.5%)	¥7,888 million
Net income	¥4,963 million (-%)	- ¥14,585 million (-%)	- ¥5,089 million
Net income per share	¥18.77	- ¥55.15	- ¥19.24

(Notes)

1) Average of the total number of shares issued and outstanding during the period (year):

Six-month period ended September 30, 2000:	264,472,608 shares
Six-month period ended September 30, 1999:	264,472,608 shares
Business year ended March 31, 2000:	264,472,608 shares

2) Changes in accounting methods: None

3) The percentages in the items of net sales, operating income, ordinary income and net income indicate the rates of increase or decrease from the interim period of the previous business year.

(2) State of dividends:

	Six-month period ended September 30, 2000	Six-month period ended September 30, 1999	Business year ended March 31, 2000
Interim dividend per share	¥6.50	¥0.00	-
Annual dividend per share	-	-	¥6.50

(Note) Breakdown of the interim dividend for the period ended September 30, 2000:

Commemorative dividend	-
Special dividend	-

(3) Financial condition:

	Six-month period ended September 30, 2000	Six-month period ended September 30, 1999	Business year ended March 31, 2000
Total assets	¥409,161 million	¥357,723 million	¥367,735 million
Shareholders' equity	¥184,863 million	¥168,995 million	¥178,491 million
Ratio of shareholders' equity to total liabilities and shareholders' equity	45.2%	47.2%	48.5%
Shareholders' equity per share	¥699.00	¥638.99	¥674.90

(Note) Total number of shares issued and outstanding at the end of the period (year):

Six-month period ended September 30, 2000:	264,472,608 shares
Six-month period ended September 30, 1999:	264,472,608 shares
Business year ended March 31, 2000:	264,472,608 shares

2. Forecast of non-consolidated operating results for the business year ending March 31, 2001 (April 1, 2000 through March 31, 2001):

	Full-year
Net sales	¥320,000 million
Ordinary income	¥15,000 million
Net income	¥8,700 million
Annual dividend per share	¥13.00
Year-end dividend	¥6.50

(Reference) Forecast of net income per share (full-year) ¥32.90

10. NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS, ETC.

(1) Non-Consolidated Interim Balance Sheet

	Six-month period ended September 30, 2000 (as of September 30, 2000)		Six-month period ended September 30, 1999 (as of September 30, 1999)		Business year ended March 31, 2000 (as of March 31, 2000)	
ASSETS:	(million yen)	%	(million yen)	%	(million yen)	%
Current assets:	255,564	62.5	267,812	74.9	244,527	66.5
Cash and deposits	94,545		60,265		77,127	
Trade notes receivable	386		194		214	
Trade accounts receivable	47,206		47,292		45,136	
Securities	56,253		89,076		65,539	
Finished goods	24,261		21,815		22,334	
Materials	2,415		1,870		2,086	
Goods in process	11,181		9,495		9,356	
Short-term special financial assets	-		21,466		-	
Accounts receivable - others	9,811		7,662		9,690	
Deferred tax assets	7,066		6,680		10,426	
Other current assets	2,680		2,565		3,177	
Allowance for doubtful accounts	(-) 245		(-) 572		(-) 562	
Fixed assets:	153,596	37.5	89,910	25.1	123,207	33.5
Tangible fixed assets:	52,928	12.9	53,114	14.8	51,955	14.1
Buildings	18,882		19,628		19,510	
Structures	952		1,026		964	
Machinery and equipment	6,225		5,923		6,059	
Motor vehicles	13		6		6	
Tools, furniture and fixtures	11,057		10,354		9,647	
Land	15,447		15,317		15,409	
Construction in progress	349		857		359	
Intangible fixed assets:	653	0.2	940	0.3	765	0.2
Goodwill	-		60		-	
Patents	506		714		609	
Trademark rights	88		105		96	
Utility rights	59		60		60	
Investments, etc.:	100,013	24.4	35,855	10.0	70,485	19.2
Investment securities	38,495		1,069		6,199	
Capital stocks of subsidiaries	19,419		18,946		19,191	
Equity participation	30,984		190		30,188	
Equity participation in subsidiaries	4,974		4,974		4,974	
Long-term loans receivable	1,776		3,293		2,400	
Deferred tax assets	2,870		4,673		5,132	
Other investments, etc.	1,840		3,066		2,752	
Allowance for doubtful accounts	(-) 348		(-) 359		(-) 354	
TOTAL ASSETS	409,161	100	357,723	100	367,735	100

	Six-month period ended September 30, 2000 (as of September 30, 2000)		Six-month period ended September 30, 1999 (as of September 30, 1999)		Business year ended March 31, 2000 (as of March 31, 2000)	
LIABILITIES:	(million yen)	%	(million yen)	%	(million yen)	%
Current liabilities:	137,643	33.6	81,914	22.9	92,580	25.2
Trade notes payable	4,781		5,081		4,668	
Trade accounts payable	61,012		45,785		48,295	
Short-term loans payable	1,400		1,400		1,400	
Bonds redeemable within one year	20,000		-		10,000	
Accounts payable - others	33,347		13,230		11,327	
Accrued expenses payable	14,858		14,440		14,844	
Accrued corporate income taxes	12		11		102	
Accrued warranty cost	1,026		1,230		1,080	
Other current liabilities	1,205		736		861	
Fixed liabilities:	86,653	21.2	106,812	29.9	96,662	26.3
Bonds	85,000		105,000		95,000	
Long-term deposit	33		33		33	
Allowance for retirement and severance benefits	-		679		470	
Allowance for employee retirement benefits	481		-		-	
Allowance for officers' retirement gratuities	1,139		1,100		1,159	
TOTAL LIABILITIES	224,297	54.8	188,727	52.8	189,243	51.5
Capital	40,832	10.0	40,832	11.4	40,832	11.1
Legal reserve:	71,679	17.5	71,507	20.0	71,507	19.4
Capital reserve	65,528		65,528		65.528	
Earned reserve	6,151		5,979		5,979	
Surplus	69,223	16.9	56,655	15.8	66,150	18.0
Reserve for allowance for dividends	-		4,700		4,700	
Reserve for interim dividends	4,700		4,700		4,700	
Reserve for product development	4,000		4,000		4,000	
Reserve for special depreciation	37		41		41	
Reserve for advanced depreciation	3,083		3,272		3,272	
General reserve	50,121		50,121		50,121	
Unappropriated retained earnings or undisposed loss (-) for the period (year)	7,280		(-) 10,180		(-) 684	
Net income or loss (-) for the period (year)	4,963		(-) 14,585		(-) 5,089	
Revaluation difference of other securities	3,127	0.8	-	-	-	-
TOTAL SHAREHOLDERS' EQUITY	184,863	45.2	168,995	47.2	178,491	48.5
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	409,161	100	357,723	100	367,735	100

(2) Non-Consolidated Interim Statement of Income

	Six-month period ended September 30, 2000 (from April 1, 2000 to September 30, 2000)		Six-month period ended September 30, 1999 (from April 1, 1999 to September 30, 1999)		Business year ended March 31, 2000 (from April 1, 1999 to March 31, 2000)	
Ordinary Income and Loss	(million yen)	%	(million yen)	%	(million yen)	%
Operating income and loss:						
Net sales	157,591	100	138,519	100	279,446	100
Cost of sales	116,414	73.9	101,804	73.5	203,488	72.8
Selling, general and administrative expenses	31,670	20.1	30,793	22.2	62,780	22.5
Operating income	**9,506**	**6.0**	**5,920**	**4.3**	**13,177**	**4.7**
Non-operating income and loss:						
Non-operating income	3,373	2.1	2,257	1.6	5,479	2.0
Interest received, dividends received	518		757		2,426	
Other non-operating income	2,855		1,500		3,053	
Non-operating expenses	4,506	2.8	6,134	4.4	10,768	3.9
Interest paid	1,522		2,302		4,911	
Other non-operating expenses	2,983		3,832		5,857	
Ordinary income	**8,374**	**5.3**	**2,043**	**1.5**	**7,888**	**2.8**
Special income and loss:						
Special income	698	0.4	145	0.1	157	0.1
Income from sale of capital stocks of subsidiaries	375		-		-	
Transfer to allowance for doubtful accounts	323		145		157	
Special loss	717	0.4	16,812	12.1	17,105	6.1
Loss from disposition of financial assets	-		-		16,995	
Revaluation loss of financial assets	-		16,812		-	
Revaluation loss of investment securities	417		-		-	
Transfer to reserve for investment appraisal	300		-		110	
Income or loss (-) before tax for the period (year)	**8,355**	**5.3**	**(-) 14,623**	**(-) 10.5**	**(-) 9,059**	**(-) 3.2**
Corporate income taxes, inhabitant taxes and enterprise taxes	13	0.0	16	0.0	22	0.0
Prior year corporate income taxes, inhabitant taxes and enterprise taxes	-	-	-	-	267	0.1
Adjustment to corporate income taxes etc.	3,378	2.2	(-) 54	(-) 0.0	(-) 4,260	(-) 1.5
Net income or for the period year	**4,963**	**3.1**	**(-) 14,585**	**(-) 10.5**	**(-) 5,089**	**(-) 1.8**

Retained earnings brought forward from the previous year	2,316		4,404		4,404	
Interim dividends	-		-		-	
Transfer to earned reserve	-		-		-	
Unappropriated retained earnings or undisposed loss (-) for the period (year)	**7,280**		**(-) 10,180**		**(-) 684**	

(Translation omitted hereinafter)

- END -

平成13年3月期　中間決算短信(連結)　　　平成12年11月20日

上場会社名　オリンパス光学工業株式会社　　上場取引所　東 大
コード番号　7733　　本社所在都道府県
問合せ先　責任者役職名　経理部長　　東京都
氏　名　太田 稔　　TEL (03) 3340－2151
中間決算取締役会開催日　平成12年11月20日

1. 12年9月中間期の連結業績(平成12年4月1日 ～ 平成12年9月30日)

(1)連結経営成績　　百万円未満の端数は四捨五入

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
12年9月中間期	217,703	5.3	14,514	△4.8	10,749	11.6
11年9月中間期	206,803	－	15,239	－	9,631	－
12年3月期	428,646		30,132		20,784	

	中間(当期)純利益		1株当たり中間(当期)純利益	潜在株式調整後1株当たり中間(当期)純利益
	百万円	%	円 銭	円 銭
12年9月中間期	5,287	－	19.99	－
11年9月中間期	△11,262	－	△42.58	－
12年3月期	1,860		7.03	－

(注)①持分法投資損益　12年9月中間期 159百万円　11年9月中間期 26百万円　12年3月期 61百万円
②中間期末のデリバティブ取引の評価損益　△129百万円
③会計処理の方法の変更　無
④売上高、営業利益、経常利益、中間(当期)純利益におけるパーセント表示は、対前年中間期増減率
⑤11年9月中間期は参考情報であり、会計監査を受けておりません。

(2)連結財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
12年9月中間期	586,611	186,044	31.7	703.46
11年9月中間期	527,921	176,896	33.5	668.88
12年3月期	536,174	190,341	35.5	719.71

(3)連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
12年9月中間期	23,889	△24,124	12,557	76,194
11年9月中間期	－	－	－	－
12年3月期	57,989	△35,612	△501	64,032

(4)連結範囲及び持分法の適用に関する事項
連結子会社数 58 社　持分法適用非連結子会社数 3 社　持分法適用関連会社数 3 社

(5)連結範囲及び持分法の適用の異動状況
連結(新規)4 社 (除外) － 社　持分法(新規) － 社 (除外) 2 社

2. 13年3月期の連結業績予想(平成12年4月1日 ～ 平成13年3月31日)

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
通期	470,000	25,000	13,000

(参考)1株当たり予想当期純利益(通期)　49円15銭

1.企業集団の状況

当グループは、オリンパス光学工業株式会社(当社)、子会社61社及び関連会社4社で構成されており、映像関連、医療器関連及び機器関連製品の製造販売を主な事業とし、さらに各事業に関連する持株会社、システム開発、運送、金融投資及びその他サービス等の事業活動を展開しております。

企業集団の事業内容と各事業に係る位置づけ並びに事業の種類別セグメントとの関連は次のとおりであります。

下記の区分の映像関連部門、医療器関連部門及び機器関連部門については、事業の種類別セグメントにおける映像関連部門、医療器関連部門及び機器関連部門にそれぞれ対応しております。その他部門については、これら3部門に関して付随する事業を行っております。

区　分	主要製品及び事業の内容	主要な会社名
映像関連部門	カメラ、双眼鏡、デジタルカメラ、録音機	当社 (連結子会社) オリンパス販売(株)、オリンパス光電子(株)、大町オリンパス(株)、坂城オリンパス(株)、Olympus America Inc.、Olympus Optical Co.(Europa) GmbH、Olympus Optical Co. (U.K.) Ltd.、Olympus France S.A.、Olympus Hong Kong and China Limited 、Olympus (Shenzhen) Industrial Ltd.
医療器関連部門	ファイバースコープ、硬性鏡、ビデオスコープ、血液分析機	当社 (連結子会社) オリンパス販売(株)、ケイエスオリンパス(株)、オリンパス光電子(株)、白河オリンパス(株)、三島オリンパス(株)、Olympus America Inc.、Olympus Optical Co.(Europa) GmbH、Olympus Winter&Ibe GmbH、KeyMed(Medical & Industrial Equipment) Ltd.、Olympus France S.A.、Olympus Singapore Pte.Ltd.
機器関連部門	顕微鏡、測定器、プリンタ、光磁気ディスク装置、バーコードスキャナ	当社 (連結子会社) オリンパス販売(株)、ケイエスオリンパス(株)、(株)岡谷オリンパス、坂城オリンパス(株)、Olympus America Inc.、Olympus Optical Co.(Europa) GmbH、Olympus Optical Co. (U.K.) Ltd.、Olympus France S.A.、Olympus Singapore Pte .Ltd.
その他部門	持株会社、システム開発、運送、金融投資、その他のサービス	当社 (連結子会社) オリンパスシステムズ(株)、オリンパスロジテックス(株)、オリンパステクニカルサービス(株)、(株)オリンパス綜合サービス、Olympus USA Incorporated、Olympus Corporation of America、Olympus Asian Pacific Limited、 Olympus Asset Management Limited

以上に述べた当グループの概略図は、次のとおりであります。

外部顧客

↑

国内販売会社

＜子会社＞

*オリンパス販売(株)
*ケイエスオリンパス(株)
*(株)オリンパス エー・ヴィ・エス
*オリンパスリース(株)
*(株)柏ジャンボ

＜関連会社＞

**(株)アダチ

海外販売会社

欧州

＜子会社＞

*Olympus Optical Co. (Europa) GmbH (ﾄﾞｲﾂ)
*Olympus Winter & Ibe GmbH (ﾄﾞｲﾂ)
*Olympus Optical Co. (U.K.) Ltd. (英国)
*KeyMed (Medical & Industrial Equipment) Ltd. (英国)
*KeyMed Ireland Ltd. (ｱｲﾙﾗﾝﾄﾞ)
*Olympus France S.A. (ﾌﾗﾝｽ)
*Olympus Diagnostica GmbH (ﾄﾞｲﾂ)
*Olympus Austria Ges.m.b.H (ｵｰｽﾄﾘｱ)
*Olympus Optical AB (ｽｳｪｰﾃﾞﾝ)
*Olympus Optical (Schweiz) AG (ｽｲｽ)
*Olympus d.o.o. za trgovinu (ｸﾛｱﾁｱ)
*Olympus C&S, spol. s.r.o. (ﾁｪｺ)
*Olympus Danmark A/S (ﾃﾞﾝﾏｰｸ)
*Olympus Norge A/S (ﾉﾙｳｪｰ)
*Olympus Italia S.r.l. (ｲﾀﾘｱ)
*Olympus Optical Polska Sp. z.o.o. (ﾎﾟｰﾗﾝﾄﾞ)
*Olympus Hungary Kft. (ﾊﾝｶﾞﾘｰ)
**Olympus Moscow Limited Liability Company(ﾛｼｱ)

＜関連会社＞

**Olympus Nederland B.V. (ｵﾗﾝﾀﾞ)

北米

＜子会社＞

*Olympus America Inc. (米国)
*Keymed Incorporated (米国)
*Olympus Integrated Technologies America Inc.(米国)

アジア

＜子会社＞

*Olympus Singapore Pte. Ltd. (ｼﾝｶﾞﾎﾟｰﾙ)
*Olympus Technologies Singapore Pte Ltd(ｼﾝｶﾞﾎﾟｰﾙ)
*Olympus Australia Pty Ltd. (ｵｰｽﾄﾗﾘｱ)
*Olympus New Zealand Limited. (ﾆｭｰｼﾞｰﾗﾝﾄﾞ)
*Olympus (Thailand) Company Limited (ﾀｲ)
*Olympus Korea Co.,Ltd. (韓国)

＜関連会社＞

Olympus (India) Private Ltd. (ｲﾝﾄﾞ)

↑

（親会社）オリンパス光学工業株式会社

国内製造会社

映像関連

＜子会社＞

*東京金属(株)
*オリンパス光電子(株)
*大町オリンパス(株)
*坂城オリンパス(株)
*(株)東京金属協和工場

医療器関連

＜子会社＞

*オリンパス光電子(株)
*白河オリンパス(株)
*三島オリンパス(株)

＜関連会社＞

**(株)オプノテック

機器関連

＜子会社＞

*坂城オリンパス(株)
*(株)岡谷オリンパス
*(株)オリンパスエンジニアリング

国内システム開発会社

＜子会社＞

*オリンパスシステムズ(株)

国内運送会社

＜子会社＞

*オリンパスロジテックス(株)

国内サービス会社

＜子会社＞

*オリンパステクニカルサービス(株)
*(株)オリンパス総合サービス
*(株)オリンパス メディカルエンジニアリング

海外製造会社

映像関連

＜子会社＞

*Olympus Hong Kong and China Limited (香港)
*Olympus (Shenzhen) Industrial Ltd.(中国)
*Olympus Taiwan Co.Ltd. (台湾)
**北京北照奥林巴斯光学有限公司 (中国)

医療器関連

＜子会社＞

*Olympus Winter & Ibe GmbH (ﾄﾞｲﾂ)
*Olympus Diagnostica GmbH (ﾄﾞｲﾂ)
*KeyMed (Medical & Industrial Equipment) Ltd. (英国)
*Algram Group Limited (英国)

機器関連

＜子会社＞

*Olympus Technologies Singapore Pte Ltd(ｼﾝｶﾞﾎﾟｰﾙ)

海外持株会社

＜子会社＞

*Olympus USA Incorporated (米国)
*Olympus Corporation of America (米国)
*Olympus (U.K.) Ltd. (英国)
*Olympus Asian Pacific Limited (香港)

海外システム開発会社

＜子会社＞

*Olympus Software Europe GmbH (ﾄﾞｲﾂ)

海外金融会社

＜子会社＞

*Olympus Asset Management Limited (香港)

海外サービス会社

＜子会社＞

*Olympus Endo-Repair Europe GmbH (ﾄﾞｲﾂ)
*Olympus trgovina d.o.o. (ｽﾛｳﾞｪﾆｱ)
*Olympus de Mexico S. A. de c. v. (ﾒｷｼｺ)
**奥林巴斯貿易(上海)有限公司 (中国)

*印は連結子会社
**印は持分法適用会社を示す。

【凡例】
———▶ 製品の供給
- - - -▶ 製造用部品の供給

2. 経　営　方　針

1. 経営の基本方針

当社は、１９９４年１０月にグループ経営ビジョン「ＦＯＣＵＳ ２１」を定め、社会と価値観を共有しながら、事業を通して新しい価値を提案し、人々の健康と幸せな生活を実現する「価値創造企業」となることを目指して活動しています。

2. 利益配分に関する基本方針

当社は、株主各位に安定的な成果配分を行うことを基本方針としており、業績及び将来の見通しのほか、商品競争力の強化、収益力の向上による経営基盤の充実のための新技術・新製品の開発、製造機能の合理化等への投資等も勘案して、配当原資に余裕がある限り、株主各位への利益還元に努めております。

なお、フリーキャッシュフローの活用につきましては、「選択と集中」によって、デジタルカメラをはじめ外科、処置具、超音波などの内視鏡周辺分野、遺伝子関連商品、半導体関連検査装置などの成長事業へ重点的に配分し、新しい事業の核の確立に努めていく所存であります。

3. 中長期的な経営戦略

当社は、前期を初年度とする５年後の当社のあるべき姿を掲げた「９９経営基本計画」において、「グループ経営資源を有効に活用しつつ、更なる成長を追求し、絶えざる経営革新と技術革新によって国際競争力の強化を図り、グローバル優良企業を目指す」ことを目標に定めました。この目標を達成するため、「成熟事業から成長事業へのシフトを加速する」ことと、「目標を達成できる体質の強化」を最優先の経営課題として、次の５項目に重点を置いて経営を進めております。

(1) 成長の追求

既存事業においては、商品ラインナップの拡充と原価低減により収益体質の強化に努め、ここで得られた原資を基に、近い将来、グループの中核事業となりうる新事業を創成する。

(2) 顧客原点の経営の実現

顧客とのより良いコミュニケーションによって信頼関係を築き、信頼できるブランド力を強化するため、環境、ＣＳ（顧客満足度）、品質、サービスに重点を置いた活動を行う。

(3) グローバル経営の推進

グループ全体の収益を重視した視点からの事業推進と、グループ経営の一定の方針・ルールのもとでの各現地法人の自主・自立の経営を展開方針とする。

(4) 技術力の強化

当社の基盤技術である光学・精密技術と、最先端のデジタル技術を融合した「オプト・デジタル・テクノロジー」を核として、常に事業化を念頭に置いた技術開発を基本とし、選択と集中、外部技術の活用等の手段を取り入れ、開発効率、スピードをキーファクターとして取り組む。

(5) 経営体質の強化

収益基盤を確保するため、グローバルベースでの開発から販売までの全事業プロセスにおけるトータル・リードタイムの半減を目指す運動を展開するなど、グループの業務効率を徹底的に追求し、トータル事業コストの削減を行う。

３．経　営　成　績

１．当中間期の概況

当中間期の業績全般の概況

当中間期の世界経済は、原油高やユーロ安など不安定要因はあるものの、アジアは輸出が牽引役となって景気は回復し、米国経済は依然として拡大を続け、欧州においても景気は総じて堅調に推移しました。一方、我が国経済は、IT（情報通信技術）関連投資の拡大により、製造業を中心に景気は緩やかな回復傾向がみられましたが、個人消費はひきつづき低調に推移しました。

当中間期は、為替相場が前年に比べ米ドル、ユーロに対し一層の円高に推移したため、円換算による目減りが２０５億円生じたものの、国内外でデジタルカメラが大幅に売上を伸ばしたことから、連結売上高は２，１７７億３百万円（前年同期比５．３％増）となりました。

利益面では、円高の影響による採算悪化をカバーすべく、売上の拡大、原価の低減及び経費の削減に努めましたところ、営業利益は１４５億１４百万円（前年同期比４．８％減）とわずかな減益に止まりました。また、経常利益は、営業外収支が改善したことを受けて１０７億４９百万円（前年同期比１１．６％増）、中間純利益は５２億８７百万円を計上しました。

部門別の状況

映像関連部門

当中間期における映像関連部門の連結売上高は８６５億３０百万円（前年同期比１０．８％増）、営業利益は１３億１５百万円を計上し、前中間期の赤字から黒字に転じました。

デジタルカメラの連結売上高は５０３億４５百万円に達し、映像関連部門のみならず連結売上高全体の中でも高い割合を占めることとなりました。光学１０倍ズームと新開発の手ブレ防止機能を搭載した「キャメディアC-2100ウルトラズーム」や動画機能を持った「キャメディアC-990ズーム」などを発売し、商品ラインナップを拡充しました。また、従来からの主力機種「キャメディアC-960ズーム」なども堅調に売上を伸ばしました。

一方、コンパクトカメラは主力機種である「μ［mju:］（ﾐｭｰ）ｼﾘｰｽﾞ」や「iｼﾘｰｽﾞ」の新機種を発売して拡販に努めましたが、デジタルカメラの市場拡大に伴って、販売は伸び悩みました。しかし、生産拠点を香港周辺に集約して徹底した原価低減に取り組むなど、収益体質の強化を図り、採算改善に努めてきました。

また、映像関連部門については当中間期中にアジア地域における更なる販売基盤の強化を狙ってOlympus Korea Co.,Ltd.を設立しました。

医療器関連部門

当中間期における医療器関連部門の連結売上高は、９０３億２５百万円（前年同期比２．８％減）、営業利益は１６４億９４百万円（前年同期比１５．９％減）を計上しました。

主力の内視鏡事業では、ビデオスコープの新シリーズである「EVIS EXERA」の市場導入を積極的に進めたほか、内視鏡医療情報システム「EVIS NET」の拡販に努めましたが、国内は医療費抑制の影響により、また海外は円高の影響を受けて国内、海外ともに売上は伸び悩み、採算は前期に比べ悪化しました。一方、分析機事業は、国内において大型生化学分析装置「AU5400」が検査センター市場向けに売上を伸ばしたほか、北米、欧州、アジアの販売状況も堅調に推移しました。

機器関連部門

当中間期における機器関連部門の業績は、連結売上高４０８億４８百万円（前年同期比１４．０％増）、営業損失８億１９百万円となりました。

当部門の中心的事業のひとつである光学機器事業は、IT 関連製品の市場拡大に支えられて、国内及びアジア向けで液晶検査装置や半導体搬送装置の販売が好調に推移しました。

情報機器関連事業では、国内ＯＥＭ先への光磁気ディスク装置の売上が減少しましたが、米国の業務提携先向け携帯情報端末（ハンディーターミナル）の新製品は大きく売上を伸ばしました。

利益面では光学機器関連事業の好調により採算が大幅に改善しましたが、新規事業投資につきましては採算改善の途上にあり、営業損失となっております。

２．研究開発の状況

社会と価値観を共有しながら、社会や人々の生活に新しい価値を提供するという当社の経営思想「Social - In」を実現すべく、研究開発活動を行っております。

当社の伝統的な光学技術と最先端のデジタル技術を融合させた「オプト・デジタル技術」を基盤技術として、映像、医療・健康、工業の各領域において価値を創造する技術開発を推進しております。

当中間期における研究開発費の総額は１６２億円であり、連結売上高に占める割合は７．５％になっております。

３．環境への取り組みの状況

1992 年に定めた「オリンパス環境憲章」で、当社の環境問題への取り組みの理念を「オリンパスは人々の安全・健康と自然の営みを尊重し、環境に調和する技術の開発・事業活動を通して、持続的発展が可能な人間社会と健全な環境の実現に貢献する。」と掲げ、この理念に基づき、３年毎に定める「環境基本計画」に沿って、積極的に環境問題に取り組んでおります。

なお、当社の環境問題への取り組み状況をまとめた「オリンパス環境レポート２０００」を本年９月に発行いたしました。

４．通期の見通し

わが国経済は、一時の危機的状況を脱却したものの、雇用情勢は未だ厳しく、消費は横ばい状況が続いており、株式市場も低迷を続けるなど、今後も楽観することはできない状況です。一方海外においては、米国経済に先行きに不透明感があることを除けば総じて順調に推移するものと思われます。しかしながら、現在の円高傾向が続けば、輸出産業にとっては依然として厳しい状況になることが予想されます。

このような状況下、当社及び当社グループ各社は、一層の販売増、原価低減による既存事業の競争力の強化、さらには高付加価値な新事業の創成による収益構造の抜本的な改革に努めていく所存であります。連結売上高の４分の１を占めるまでに成長したデジタルカメラは、高精細、高機能による他社との差別化によりさらなる伸長を見込んでおり、また、内視鏡事業でも新製品のビデオスコープを牽引にして売上拡大と収益性向上に取り組んでまいります。

通期の業績予想としましては、下半期の為替相場を１米ドル＝１０５円、１ユーロ＝９０円を前提に、連結売上高は４，７００億円(前期比９．６％増)、経常利益は２５０億円（同２０．３％増)、当期純利益は１３０億円を見込んでおります。

4.中間連結財務諸表等

(1)中間連結貸借対照表

(単位:百万円)

決算期 / 科目	当中間期 平成12年9月30日現在 金額	当中間期 構成比	前期 平成12年3月31日現在 金額	前期 構成比	増減
		%		%	
(流動資産)	(385,847)	(65.8)	(388,877)	(72.5)	(△3,030)
現金及び預金	121,933		95,578		26,355
受取手形及び売掛金	82,137		84,781		△2,644
有価証券	56,254		95,318		△39,064
たな卸資産	95,389		79,527		15,862
繰延税金資産	16,726		19,528		△2,802
その他	15,066		16,025		△959
貸倒引当金	△1,658		△1,880		222
(固定資産)	(200,764)	(34.2)	(137,966)	(25.8)	(62,798)
有形固定資産	78,625	13.4	76,959	14.4	1,666
建物及び構築物	28,304		29,088		△784
機械装置及び運搬具	8,141		7,846		295
工具器具備品	24,825		23,105		1,720
土地	15,407		15,434		△27
建設仮勘定	1,948		1,486		462
無形固定資産	1,948	0.3	2,145	0.4	△197
投資その他の資産	120,191	20.5	58,862	11.0	61,329
投資有価証券	70,889		7,267		63,622
出資金	31,459		30,556		903
繰延税金資産	7,071		9,043		△1,972
その他	11,655		12,472		△817
貸倒引当金	△883		△476		△407
(為替換算調整勘定)	(-)	(-)	(9,331)	(1.7)	(△9,331)
資産合計	586,611	100	536,174	100	50,437

（単位：百万円）

科目 ＼ 決算期	当中間期 平成12年9月30日現在 金額	構成比	前期 平成12年3月31日現在 金額	構成比	増減
		%		%	
（流動負債）	(281,515)	(48.0)	(217,499)	(40.6)	(64,016)
支払手形及び買掛金	78,580		63,036		15,544
短期借入金	104,287		88,939		15,348
一年内償還予定社債	20,000		13,185		6,815
未払金	33,676		10,971		22,705
未払費用	33,280		30,454		2,826
未払法人税等	2,972		3,236		△264
製品保証引当金	3,169		3,256		△87
その他	5,551		4,422		1,129
（固定負債）	(117,428)	(20.0)	(126,773)	(23.6)	(△9,345)
社債	100,000		110,000		△10,000
長期借入金	7,608		7,308		300
退職給与引当金	-		6,563		△6,563
退職給付引当金	6,752		-		6,752
役員退職慰労金引当金	1,182		1,203		△21
その他	1,886		1,699		187
（負債合計）	(398,943)	(68.0)	(344,272)	(64.2)	(54,671)
（少数株主持分）	(1,624)	(0.3)	(1,561)	(0.3)	(63)
資本金	40,833		40,833		-
資本準備金	65,528		65,528		-
連結剰余金	87,516		83,986		3,530
その他有価証券評価差額金	2,640		-		2,640
為替換算調整勘定	△10,465		-		△10,465
自己株式	△8		△6		△2
（資本合計）	(186,044)	(31.7)	(190,341)	(35.5)	(△4,297)
負債、少数株主持分及び資本合計	586,611	100	536,174	100	50,437

(2) 中間連結損益及び剰余金結合計算書

(単位：百万円)

決算期 科目	当中間期 自 平成12年4月 1日 至 平成12年9月30日		前年中間期 自 平成11年4月 1日 至 平成11年9月30日		前期 自 平成11年4月 1日 至 平成12年3月31日	
	金額	百分比	金額	百分比	金額	百分比
		%		%		%
売上高	217,703	100	206,803	100	428,646	100
売上原価	125,290	57.6	112,459	54.4	238,728	55.7
売上総利益	92,413	42.4	94,344	45.6	189,918	44.3
販売費及び一般管理費	77,899	35.7	79,105	38.2	159,786	37.3
営業利益	14,514	6.7	15,239	7.4	30,132	7.0
営業外収益	3,432	1.5	1,646	0.8	5,183	1.2
(受取利息)	(402)		(828)		(2,194)	
(その他)	(3,030)		(818)		(2,989)	
営業外費用	7,197	3.3	7,254	3.5	14,531	3.4
(支払利息)	(4,163)		(4,412)		(8,866)	
(その他)	(3,034)		(2,842)		(5,665)	
経常利益	10,749	4.9	9,631	4.7	20,784	4.8
特別利益	-	-	-	-	709	0.2
(貸倒引当金戻入額)	(-)		(-)		(433)	
(持分変動差額)	(-)		(-)		(276)	
特別損失	417	0.2	16,812	8.2	16,996	4.0
(金融資産整理損)	(-)		(-)		(16,996)	
(金融資産評価損)	(-)		(16,812)		(-)	
(投資有価証券評価損)	(417)		(-)		(-)	
税金等調整前中間(当期)純利益	10,332	4.7	△7,181	△3.5	4,497	1.0
法人税、住民税及び事業税	2,112	1.0	2,555	1.2	4,064	1.0
過年度法人税、住民税及び事業税	-	-	-	-	267	0.0
法人税等調整額	2,864	1.3	1,522	0.7	△1,704	△0.4
少数株主利益	69	0.0	4	0.0	10	0.0
中間(当期)純利益	5,287	2.4	△11,262	△5.4	1,860	0.4
連結剰余金期首残高	83,986		83,934		83,934	
連結剰余金増減高 (△減算)	△1,757		△2,134		△1,808	
連結剰余金中間期末(期末)残高	87,516		70,538		83,986	

(3) 中間連結キャッシュフロー計算書

(単位:百万円)

科目 ＼ 期別	当中間連結会計期間 自 平成12年4月 1日 至 平成12年9月30日 金額	前連結会計年度 自 平成11年4月 1日 至 平成12年3月31日 金額
I 営業活動によるキャッシュ・フロー		
1. 税金等調整前中間(当期)純利益	10,332	4,497
2. 減価償却費	7,634	16,288
3. 受取利息及び受取配当金	△572	△2,420
4. 支払利息	4,163	8,866
5. 有価証券売却損	-	2,958
6. 出資金による投資利益	△897	-
7. 投資有価証券評価損	417	-
8. 金融資産整理損	-	16,996
9. 売上債権の減少額	1,653	3,813
10. たな卸資産の減少額(又は増加額)	△16,836	3,541
11. 仕入債務の増加額	14,997	14,192
12. その他の営業活動	8,805	6,339
小計	29,696	75,070
13. 利息及び配当金の受取額	544	1,937
14. 利息の支払額	△4,103	△8,785
15. ヘッジ目的スワップの整理による支出	-	△2,281
16. 法人税等の支払額	△2,248	△7,952
営業活動によるキャッシュ・フロー	23,889	57,989
II 投資活動によるキャッシュ・フロー		
1. 定期預金の払出し	815	41,037
2. 定期預金の預け入れ	△15,010	△32,719
3. 有価証券の取得による支出	△34,988	△77,031
4. 有価証券の売却による収入	2,302	75,657
5. 現先取引(貸付金)による収入	34,835	-
6. 短期特定金融資産の購入による支出	-	△15,757
7. 短期特定金融資産の整理による収入	-	31,069
8. 有形固定資産等の取得による支出	△9,557	△17,829
9. 投資有価証券の取得による支出	△5,806	△5,770
10. 投資有価証券の売却による収入	2,753	164
11. 出資金拠出に伴う支出	-	△30,101
12. 運用目的スワップの整理による支出	-	△683
13. その他の投資活動	532	△3,649
投資活動によるキャッシュ・フロー	△24,124	△35,612
III 財務活動によるキャッシュ・フロー		
1. 短期借入による収入	22,738	31,512
2. 短期借入金の返済による支出	△4,863	△34,164
3. 長期借入による収入	560	2,746
4. 長期借入金の返済による支出	△965	△83
5. 社債の償還による支出	△3,185	-
6. 配当金の支払額	△1,719	△1,719
7. 少数株主への株式の発行	-	1,428
8. その他の財務活動	△9	△221
財務活動によるキャッシュ・フロー	12,557	△501
IV 現金及び現金同等物に係る換算差額	△464	△1,624
V 現金及び現金同等物の増加額	11,858	20,252
VI 現金及び現金同等物の期首残高	64,032	43,729
VII 新規連結子会社の現金及び現金同等物の期首残高	304	51
VIII 現金及び現金同等物の中間期末(期末)残高	76,194	64,032

中間連結財務諸表作成のための基本となる重要な事項

1. 連結の範囲に関する事項

(1)連結子会社の数　58社

主要会社名　オリンパス販売(株)、オリンパス光電子(株)、白河オリンパス(株)
Olympus Optical Co. (Europa) GmbH、Olympus America Inc.

(新規)　4社　Olympus Integrated Technologies America Inc.、Olympus Technologies Singapore Pte Ltd
Olympus (Thailand) Company Limited、Olympus Korea Co., Ltd.

Olympus Integrated Technologies America Inc.、Olympus Technologies Singapore Pte Ltd は重要性が増したため、持分法適用から連結の範囲に含めることとしたものです。
Olympus (Thailand) Company Limited 及び Olympus Korea Co., Ltd.は、当中間会計期間中に新規設立したものです。

(2)非連結子会社の数　3社

Olympus Moscow Limited Liability Company、奥林巴斯貿易(上海)有限公司
北京北照奥林巴斯光学有限公司

なお、上記非連結子会社3社は、いずれも小規模であり、合計の総資産、売上高、中間純損益及び剰余金(持分に見合う額)は、いずれも中間連結財務諸表に及ぼす影響額が軽微であるため、連結の範囲から除外しております。

2. 持分法の適用に関する事項

(1)持分法適用の非連結子会社　3社

Olympus Moscow Limited Liability Company、奥林巴斯貿易(上海)有限公司
北京北照奥林巴斯光学有限公司

(除外)　2社　Olympus Integrated Technologies America Inc.、Olympus Technologies Singapore Pte Ltd

Olympus Integrated Technologies America Inc.、Olympus Technologies Singapore Pte Ltd は重要性が増したため、持分法適用から連結の範囲に含めることとしたものです。

(2)持分法適用の関連会社　3社

(株)オプノテック、(株)アダチ、Olympus Nederland B.V.

(3)持分法を適用していない関連会社は、Olympus (India) Private Ltd.であり、中間純損益及び剰余金に及ぼす影響が軽微であるため、持分法の適用から除外しております。

3. 連結子会社の中間決算日等に関する事項

すべての連結子会社の中間期の末日は、中間連結決算日と一致しております。

4. 会計処理基準に関する事項

(1) 重要な資産の評価基準及び評価方法

(イ) たな卸資産

①製品及び仕掛品 ……… 主として先入先出法に基づく低価法

②材料 ……… 先入先出法に基づく原価法

(ロ) 有価証券

①満期保有目的の債券 ……… 償却原価法

②その他有価証券

時価のあるもの ……… 中間会計期間末日の市場価格等に基づく時価法

(評価差額は、全部資本直入法により処理し、売却原価は移動平均法により算定)

時価のないもの ……… 移動平均法による原価法

(2) 重要な減価償却資産の減価償却の方法

(イ) 有形固定資産

① 車両運搬具、工具及び備品 ……… 法人税法に基づく耐用年数による定率法

② その他の有形固定資産 ……… 主として機能的耐用年数の予測に基づいて決定した当社所定の耐用年数による定率法

(ロ) 無形固定資産 ……… 法人税法の規定による定額法

(3) 重要な引当金の計上基準

①貸倒引当金

売掛金、貸付金等の債権の貸倒損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

②製品保証引当金

販売済製品に対して当社の保証期間内に発生が見込まれるアフターサービス費用を計上したもので、過去のアフターサービス費の実績額を基礎として、所定の基準により計上しております。

③退職給付引当金

従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき当中間期末に発生していると認められる額を計上しております。

なお、会計基準変更時差異(7,782百万円)については、5年による按分額を費用処理しております。

④役員退職慰労金引当金

親会社及び国内の連結子会社においては、役員の退職慰労金の支出に備えるため、内規に基づく中間期末要支給額を計上しております。

(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準

外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。なお、在外子会社等の資産及び負債は、中間決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は資本の部における為替換算調整勘定に含めております。

(5) 重要なリース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

(6) 重要なヘッジ会計の方法

外貨建売掛金の予定取引に係る為替予約によるヘッジについては、繰延ヘッジ会計を適用しております。なお、為替予約が付されている外貨建売掛金については、振当処理を行っております。

(7)その他中間連結財務諸表作成のための基本となる重要な事項

消費税等の会計処理は、税抜き方式によっております。

5. 連結キャッシュフロー計算書における資金の範囲

手許現金、要求払預金及び取得日から3ヶ月以内に満期日の到来する流動性の高い、容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない短期的な投資からなっております。

(表示方法の変更)

1. 未払金

中間連結貸借対照表において「未払金」は、総資産の100分の5を超えたため区分掲記致しました。

2. 役員退職慰労金引当金

従来、「退職給与引当金」に含めておりました役員の退職慰労金の引当分は、科目の性格をより適切に表示するため、当中間会計期間より「役員退職慰労金引当金」として表示しております。

(追加情報)

1. 退職給付会計

当中間会計期間から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会　平成10年6月16日))を適用しております。この結果、従来の方法によった場合と比較して、退職給付費用が135百万円増加し、経常利益及び税金等調整前中間純利益はそれぞれ123百万円減少しております。

2. 金融商品会計

当中間会計期間から金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会　平成11年1月22日))を適用しております。この結果、その他有価証券を時価評価したことによるその他有価証券評価差額金2, 640百万円、及び繰延税金負債2, 247百万円を計上し、繰延税金資産と相殺しております。

この変更に伴い、従来の方法によった場合と比較して、経常利益及び税金等調整前中間純利益がそれぞれ171百万円減少しております。

また、期首時点で保有する有価証券の保有目的を検討し、現先有価証券は「短期貸付金」とし、満期保有目的の債券及びその他有価証券のうち1年内に満期の到来するものは、流動資産の「有価証券」として、それら以外のものは「投資有価証券」として表示しております。その結果、期首時点における流動資産の有価証券は93, 018百万円減少し、短期貸付金は34, 835百万円増加し、投資有価証券は58, 183百万円増加しております。

3. 外貨建取引等会計処理基準

当中間会計期間より改訂後の外貨建取引等に係る会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会　平成11年10月22日))を適用しております。この変更が損益に与える影響はありません。

また、前連結会計年度において「資産の部」に表示していた「為替換算調整勘定」は、中間連結財務諸表規則の改正により、「資本の部」に含めて表示する方法に変更しております。

注記事項

(中間連結貸借対照表関係)

(単位:百万円)

	当中間期	前期
1. 有形固定資産の減価償却累計額	146,689	142,905
2. 偶発債務	1,502	1,823
3. 受取手形割引高	1,227	1,436
(うち輸出為替手形割引高)	(1,227)	(1,436)

4. 中間連結会計期間末日満期手形
中間連結会計期間末日満期手形の会計処理については、当中間連結会計期間の末日が金融機関の休日でしたが、満期日に決済が行われたものとして処理しております。当中間連結会計期間末日満期手形の金額は、次のとおりであります。

受取手形	1,951 百万円
支払手形	4,118 百万円

5. 担保資産及び担保付債務

		当中間期	当期
担保に供している資産の額(簿価)	建物及び構築物	2,261	2,984
	土地	1,133	958
		3,394	3,942
上記に対応している債務	短期借入金	-	278
	長期借入金	2,023	2,196
		2,023	2,474

(中間連結損益計算書関係)

(単位:百万円)

	当中間期	前期
1. 販売費及び一般管理費のうち主要な項目及び金額		
広告・販売促進費	12,656	29,354
給与手当	20,820	43,015
賞与	5,563	10,689
試験研究費	7,970	15,898

	当中間期	前期
2. 一般管理費及び当中間期製造費用に含まれる研究開発費	16,220	31,955

(中間連結キャッシュフロー計算書関係)

(単位:百万円)

現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係	当中間期	前期
現金及び預金勘定	121,933	95,578
預入期間が3ヶ月を超える定期預金	△45,739	△31,546
現金及び現金同等物	76,194	64,032

(リース取引関係)

1. 借手側

(1)リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

(単位:百万円)

	当中間期	前　期
取得価額相当額	10,171	9,432
減価償却累計額相当額	5,503	5,220
中間期末残高相当額	4,668	4,212

※上記金額の内、主なものは「工具器具備品」であります。

②未経過リース料中間期末残高相当額

	当中間期	前　期
1年以内	1,954	1,841
1年超	2,926	2,534
合　計	4,880	4,375

③支払リース料、減価償却費相当額及び支払利息相当額

	当中間期	前　期
支払リース料	1,207	2,248
減価償却費相当額	1,091	1,937
支払利息相当額	105	343

④減価償却費相当額及び利息相当額の算定方法

・減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価格を零とする定額法によっております。

・利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

(2)オペレーティング・リース取引

	当中間期	前　期
未経過リース料		
1年以内	254	325
1年超	179	724
合　計	433	1,049

2. 貸手側

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①リース物件の取得価額、減価償却累計額及び中間期末残高

	当中間期	前　期
取得価額	6,188	5,697
減価償却累計額	2,514	2,068
中間期末残高	3,674	3,629

※上記金額の内、主なものは「工具器具備品」であります。

②未経過リース料中間期末残高相当額

	当中間期	前　期
1年以内	1,254	1,162
1年超	2,616	2,661
合　計	3,870	3,823

③受取リース料、減価償却費及び受取利息相当額

	当中間期	前　期
受取リース料	754	1,302
減価償却費	621	1,042
受取利息相当額	133	294

④利息相当額の算定方法

リース料総額と見積残存価額の合計額からリース物件の購入価額を控除した額を利息相当額とし、各期への配分方法については、利息法によっております。

5.セグメント情報

(1)事業の種類別セグメント情報

(単位:百万円)

	当中間期 自平成12年4月1日 至平成12年9月30日					
	映像関連部門	医療器関連部門	機器関連部門	計	消去又は全社	連結
I 売上高及び営業損益						
売上高						
(1)外部顧客に対する売上高	86,530	90,325	40,848	217,703	-	217,703
(2)セグメント間の内部売上高又は振替高	43	3	1	47	(47)	-
計	86,573	90,328	40,849	217,750	(47)	217,703
営業費用	85,258	73,834	41,668	200,760	2,429	203,189
営業利益(又は営業損失)	1,315	16,494	(819)	16,990	(2,476)	14,514
II 資産、減価償却費及び資本的支出						
資産	124,708	138,446	64,029	327,183	259,428	586,611
減価償却費	2,049	3,313	1,880	7,242	392	7,634
資本的支出	3,381	3,859	1,839	9,079	411	9,490

(単位:百万円)

	前年中間期 自平成11年4月1日 至平成11年9月30日					
	映像関連部門	医療器関連部門	機器関連部門	計	消去又は全社	連結
売上高及び営業損益						
売上高						
(1)外部顧客に対する売上高	78,077	92,887	35,839	206,803	-	206,803
(2)セグメント間の内部売上高又は振替高	62	1	-	63	(63)	-
計	78,139	92,888	35,839	206,866	(63)	206,803
営業費用	78,258	73,277	37,750	189,285	2,279	191,564
営業利益(又は営業損失)	(119)	19,611	(1,911)	17,581	(2,342)	15,239

(単位:百万円)

	前期 自平成11年4月1日 至平成12年3月31日					
	映像関連部門	医療器関連部門	機器関連部門	計	消去又は全社	連結
I 売上高及び営業損益						
売上高						
(1)外部顧客に対する売上高	164,727	186,663	77,256	428,646	-	428,646
(2)セグメント間の内部売上高又は振替高	117	3	-	120	(120)	-
計	164,844	186,666	77,256	428,766	(120)	428,646
営業費用	161,609	150,637	81,511	393,757	4,757	398,514
営業利益(又は営業損失)	3,235	36,029	(4,255)	35,009	(4,877)	30,132
II 資産、減価償却費及び資本的支出						
資産	108,406	138,127	62,757	309,290	226,884	536,174
減価償却費	3,933	8,288	3,004	15,225	1,063	16,288
資本的支出	5,177	7,808	3,105	16,090	1,003	17,093

1.事業区分の方法

製品系列を基礎として設定された利益センターに、販売市場の類似性を加味して事業区分を行っております。各事業区分の主要製品は、次のとおりです。

(1)映像関連部門 … カメラ・双眼鏡・デジタルカメラ・録音機

(2)医療器関連部門 … ファイバースコープ・硬性鏡・ビデオスコープ・血液分析機

(3)機器関連部門 … 顕微鏡・測定器・プリンタ・光磁気ディスク装置・バーコードスキャナ

2.営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は当中間期2,476百万円、前年中間期2,342百万円、前期4,877百万円であり、その主なものは親会社本社の総務部門等管理部門に係る費用であります。

3.資産のうち消去又は全社の項目に含めた全社資産の金額は当中間期259,428百万円、前期226,884百万円であり、その主なものは親会社での現金預金、運用性資産、長期投資資産及び管理部門に係る資産等であります。

(2) 所在地別セグメント情報

(単位:百万円)

	当中間期 自平成12年4月1日 至平成12年9月30日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
Ⅰ 売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	96,528	69,792	47,826	3,557	217,703	-	217,703
(2) セグメント間の内部売上高又は振替高	86,450	483	2,761	17,817	107,511	(107,511)	-
計	182,978	70,275	50,587	21,374	325,214	(107,511)	217,703
営業費用	167,717	69,552	48,513	20,777	306,559	(103,370)	203,189
営業利益	15,261	723	2,074	597	18,655	(4,141)	14,514
Ⅱ 資産	191,124	64,392	61,762	34,105	351,383	235,228	586,611

(単位:百万円)

	前年中間期 自平成11年4月1日 至平成11年9月30日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	89,477	61,879	52,743	2,704	206,803	-	206,803
(2) セグメント間の内部売上高又は振替高	72,361	469	3,168	17,938	93,936	(93,936)	-
計	161,838	62,348	55,911	20,642	300,739	(93,936)	206,803
営業費用	152,863	60,937	52,524	20,011	286,335	(94,771)	191,564
営業利益	8,975	1,411	3,387	631	14,404	835	15,239

(単位:百万円)

	前期 自平成11年4月1日 至平成12年3月31日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
Ⅰ 売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	186,354	129,436	107,560	5,296	428,646	-	428,646
(2) セグメント間の内部売上高又は振替高	141,279	989	5,547	34,315	182,130	(182,130)	-
計	327,633	130,425	113,107	39,611	610,776	(182,130)	428,646
営業費用	306,066	126,947	107,627	38,561	579,201	(180,687)	398,514
営業利益	21,567	3,478	5,480	1,050	31,575	(1,443)	30,132
Ⅱ 資産	157,775	54,618	58,201	59,153	329,747	206,427	536,174

1.国又は地域区分の方法

地理的近接度により、地域区分を行っております。本邦以外の区分に属する主な国又は地域は、次のとおりです。

(1)北 米 …米国

(2)欧 州 …ドイツ・イギリス・フランス等

(3)アジア …シンガポール・香港・中国・オーストラリア等

2.営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は当中間期2,476百万円、前年中間期2,342百万円、前期4,877百万円であり、その主なものは親会社本社の総務部門等管理部門に係る費用であります

3.資産のうち消去又は全社の項目に含めた全社資産の金額は当中間期259,428百万円、前期226,884百万円であり、その主なものは親会社での現金預金、運用性資産、長期投資資産及び管理部門に係る資産等であります。

(3)海外売上高

(単位:百万円)

	当中間期 自平成12年4月1日　至平成12年9月30日				
	北 米	欧 州	アジア	その他	計
Ⅰ 海 外 売 上 高	74,575	49,293	16,884	4,079	144,831
Ⅱ 連 結 売 上 高					217,703
Ⅲ 海外売上高の連結売上高に占める割合	34.3%	22.6%	7.8%	1.8%	66.5%

(単位:百万円)

	前年中間期 自平成11年4月1日　至平成11年9月30日				
	北 米	欧 州	アジア	その他	計
Ⅰ 海 外 売 上 高	62,812	53,230	14,961	4,257	135,260
Ⅱ 連 結 売 上 高					206,803
Ⅲ 海外売上高の連結売上高に占める割合	30.4%	25.7%	7.2%	2.1%	65.4%

(単位:百万円)

	前　期 自平成11年4月1日　至平成12年3月31日				
	北 米	欧 州	アジア	その他	計
Ⅰ 海 外 売 上 高	134,105	109,492	31,855	8,201	283,653
Ⅱ 連 結 売 上 高					428,646
Ⅲ 海外売上高の連結売上高に占める割合	31.3%	25.6%	7.4%	1.9%	66.2%

1.国又は地域区分の方法

地理的近接度により、地域区分を行っております。各区分に属する主な国又は地域は、次のとおりです。

(1)北 米　… 米国・カナダ

(2)欧 州　… ドイツ・イギリス・フランス等

(3)アジア　… シンガポール・香港・中国・オーストラリア等

(4)その他　… 中南米・中近東・アフリカ等

2.海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

6. 生産、受注及び販売の状況

(1) 生産実績

(単位:百万円)

	当中間期 自 平成12年4月 1日 至 平成12年9月30日	前 期 自 平成11年4月 1日 至 平成12年3月31日
映像関連部門	101,429	161,032
医療器関連部門	86,803	171,555
機器関連部門	38,711	65,335
合 計	226,943	397,922

(注) 1. 金額は販売価格をもって算定しております。
2. 上記の金額に消費税等は含まれておりません。

(2) 受注状況

当社製品は見込生産を主体としているため、受注状況の記載を省略しております。

(3) 販売実績

(単位:百万円)

		当中間期 自 平成12年4月 1日 至 平成12年9月30日		前年中間期 自 平成11年4月 1日 至 平成11年9月30日		前 期 自 平成11年4月 1日 至 平成12年3月31日	
		金 額	構成比	金 額	構成比	金 額	構成比
映像関連部門	国 内	21,485	24.8%	20,903	26.8%	41,404	25.1%
	海 外	65,045	75.2%	57,174	73.2%	123,323	74.9%
	計	86,530	39.7%	78,077	37.8%	164,727	38.4%
医療器関連部門	国 内	31,541	34.9%	30,982	33.4%	62,378	33.4%
	海 外	58,784	65.1%	61,905	66.6%	124,285	66.6%
	計	90,325	41.5%	92,887	44.9%	186,663	43.6%
機器関連部門	国 内	19,846	48.6%	19,658	54.9%	41,211	53.3%
	海 外	21,002	51.4%	16,181	45.1%	36,045	46.7%
	計	40,848	18.8%	35,839	17.3%	77,256	18.0%
合 計	国 内	72,872	33.5%	71,543	34.6%	144,993	33.8%
	海 外	144,831	66.5%	135,260	65.4%	283,653	66.2%
	計	217,703	100.0%	206,803	100.0%	428,646	100.0%

(注) 上記の金額に消費税等は含まれておりません。

7.有　価　証　券

（当中間連結会計期間）　（平成12年9月30日現在）

1．時価のある有価証券　　（単位：百万円）

区　分	当中間連結会計期間（平成12年9月30日現在）		
(1) 満期保有目的の債券	中間連結貸借対照表計上額	時　価	差　額
①国債・地方債等	34,996	34,990	△6
②社　債	-	-	-
③その他	-	-	-
計	34,996	34,990	△6
(2) その他有価証券	取得原価	中間連結貸借対照表計上額	差　額
①株　式	16,051	21,316	5,265
②債　券	19,976	19,974	△2
③その他	35,580	35,088	△492
計	71,607	76,378	4,771

2.時価評価されていない有価証券　　（単位：百万円）

主な内容	当中間連結会計期間（平成12年9月30日現在）
その他有価証券	中間連結貸借対照表計上額
①非上場の株式（店頭売買株式を除く）	13,566
②非上場の外国債券	1,419
計	14,985

（前連結会計年度）　（平成12年3月31日現在）

決算期 ／ 種類	前連結会計年度（平成12年3月31日現在）		
	連結貸借対照表計上額	時　価	評価損益
1.流動資産に属するもの	百万円	百万円	百万円
株　式	15,676	21,352	5,676
債　券	-	-	-
その他	38,741	37,978	△763
小　計	54,417	59,330	4,913
2.固定資産に属するもの			
株　式	324	1,466	1,142
債　券	12	12	0
その他	-	-	-
小　計	336	1,478	1,142
合　計	54,753	60,808	6,055

（注）1.時価（時価相当額を含む）の算定方法

①上場有価証券　…………　主に東京証券取引所の最終価格によっております。

②店頭売買有価証券　…………　日本証券業協会が公表する売買価格等によっております。

③気配等を有する有価証券…………　日本証券業協会が発表する公社債店頭基準気配等によっております。
（上場、店頭売買有価証券を除く。）

④非上場の証券投資信託の受益証券については、基準価格によっております。

⑤非上場債券の時価又は時価相当額の算定は、日本証券業協会が発表する公社債店頭基準気配銘柄の利回り、残存償還期間等に基づいて算定した価格によっております。なお、残存償還期間の算定にあたっては、償還の日については、債券の種類等の別にそれぞれ償還の日として最も多く用いられる日とし、社債券の償還の月については、6月又は12月を償還の月とみなしております。

2.開示の対象から除いた有価証券の貸借対照表計上額

種　類	前連結会計年度
［流動資産に属するもの］	百万円
非上場の外国株式	2,504
非上場の外国債券	3,562
買現先の国内債券	34,835
［固定資産に属するもの］	
店頭売買株式を除く非上場株式	6,931

8．デリバティブ取引の契約額等、時価及び評価損益

（当中間連結会計期間）　（平成12年9月30日現在）

デリバティブ取引の契約額等、時価及び評価損益の状況

（単位：百万円）

対象物の種類	取引の種類	契約額等	時　価	評価損益
通　貨	為替予約取引	4,778	4,649	△129

（注）　ヘッジ会計を適用しているものについては、開示の対象から除いております。

（前連結会計年度）　（平成12年3月31日現在）

(1)通貨関連

区分	種類	前連結会計年度（平成12年3月31日現在）			
		契約額等		時価	評価損益
			うち1年超		
市場取引以外の取引		百万円	百万円	百万円	百万円
	為替予約取引				
	売建				
	米ドル	14,359	-	14,219	140
	ユーロ	9,454	-	9,266	188
	買建				
	ユーロ	4,932	-	4,881	△51
	独マルク	1,264	-	1,210	△54
合計		-	-	-	223

（注）　1．時価の算定方法

為替予約取引……先物為替相場に基づいて算出しております。

2．外貨建金銭債権債務等に先物為替予約が付されていることにより、決済時における円貨額等が確定している外貨建債権債務等で、貸借対照表において当該円貨額等で表示されているものについては、開示の対象から除いております。

3．記載している契約額は、この金額自体がデリバティブ取引に係るリスク量を示すものではありません。

(2)金利関連

区分	種類	前連結会計年度（平成12年3月31日現在）			
		契約額等		時価	評価損益
			うち1年超		
市場取引以外の取引		百万円	百万円	百万円	百万円
	金利スワップ取引				
	受取固定・支払変動	157	157	△3	△3
	受取変動・支払固定	3,863	679	△5	△5
合計			-	△8	△8

（注）　1．時価の算定方法は、金利スワップ契約を締結している金融機関から提示された価格に基づき算定しております。

2．記載している契約額は、この金額自体がデリバティブ取引に係るリスク量を示すものではありません。

9. 関連当事者との取引

該当事項はありません。

平成 13年 3月期　　個別中間財務諸表の概要

平成 12年 11月 20日

上場会社名　オリンパス光学工業株式会社　　上場取引所 東 大
コード番号　7733　　本社所在都道府県 東京都
問合せ先　責任者役職名　経理部長
氏名　太田 稔　　TEL (03) 3340 - 2151
中間決算取締役会開催日　平成 12年 11月 20日　　中間配当制度の有無　有
中間配当支払開始日　平成 12年 12月 15日

1. 12年 9月中間期の業績(平成 12年 4月 1日 ～ 平成 12年 9月 30日)

(1)経営成績　　百万円未満の端数は切り捨て

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
12年 9月中間期	157,591	13.8	9,506	60.6	8,374	309.9
11年 9月中間期	138,519	4.1	5,920	△ 52.6	2,043	△ 64.5
12年 3月期	279,446		13,177		7,888	

	中間(当期)純利益		1株当たり中間(当期)純利益
	百万円	%	円 銭
12年 9月中間期	4,963	-	18.77
11年 9月中間期	△ 14,585	-	△ 55.15
12年 3月期	△ 5,089		△ 19.24

(注)①期中平均株式数　12年 9月中間期 264,472,608 株　11年 9月中間期 264,472,608 株　12年 3月期 264,472,608 株
②会計処理の方法の変更　無
③売上高、営業利益、経常利益、中間(当期)純利益におけるパーセント表示は、対前年中間期増減率

(2)配当状況

	1株当たり中間配当金	1株当たり年間配当金
	円 銭	円 銭
12年 9月中間期	6.50	—
11年 9月中間期	0.00	—
12年 3月期	—	6.50

(注) 12年 9月中間期中間配当金内訳
記念配当　0円 00銭
特別配当　0円 00銭

(3)財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
12年 9月中間期	409,161	184,863	45.2	699.00
11年 9月中間期	357,723	168,995	47.2	638.99
12年 3月期	367,735	178,491	48.5	674.90

(注)期末発行済株式数　12年 9月中間期 264,472,608 株　11年 9月中間期 264,472,608 株　12年 3月期 264,472,608 株

2. 13年 3月期の業績予想(平成 12年 4月 1日 ～ 平成 13年 3月 31日)

	売上高	経常利益	当期純利益	1株当たり年間配当金	
				期末	
	百万円	百万円	百万円	円 銭	円 銭
通期	320,000	15,000	8,700	6.50	13.00

(参考) 1株当たり予想当期純利益(通期)　32 円 90 銭

10. 個別中間財務諸表等

(1) 中間貸借対照表

(単位：百万円)

決算期 科目	当中間期 平成12年9月30日現在 金額	構成比	前年中間期 平成11年9月30日現在 金額	構成比	前期 平成12年3月31日現在 金額	構成比
		%		%		%
(流動資産)	(255,564)	(62.5)	(267,812)	(74.9)	(244,527)	(66.5)
現金及び預金	94,545		60,265		77,127	
受取手形	386		194		214	
売掛金	47,206		47,292		45,136	
有価証券	56,253		89,076		65,539	
製品	24,261		21,815		22,334	
材料	2,415		1,870		2,086	
仕掛品	11,181		9,495		9,356	
短期特定金融資産	-		21,466		-	
未収入金	9,811		7,662		9,690	
繰延税金資産	7,066		6,680		10,426	
その他	2,680		2,565		3,177	
貸倒引当金	△245		△572		△562	
(固定資産)	(153,596)	(37.5)	(89,910)	(25.1)	(123,207)	(33.5)
有形固定資産	52,928	12.9	53,114	14.8	51,955	14.1
建物	18,882		19,628		19,510	
構築物	952		1,026		964	
機械装置	6,225		5,923		6,059	
車両運搬具	13		6		6	
工具器具備品	11,057		10,354		9,647	
土地	15,447		15,317		15,409	
建設仮勘定	349		857		359	
無形固定資産	653	0.2	940	0.3	765	0.2
営業権	-		60		-	
特許権	506		714		609	
商標権	88		105		96	
施設利用権等	59		60		60	
投資等	100,013	24.4	35,855	10.0	70,485	19.2
投資有価証券	38,495		1,069		6,199	
子会社株式	19,419		18,946		19,191	
出資金	30,984		190		30,188	
子会社出資金	4,974		4,974		4,974	
長期貸付金	1,776		3,293		2,400	
繰延税金資産	2,870		4,673		5,132	
その他	1,840		3,066		2,752	
貸倒引当金	△348		△359		△354	
資産合計	409,161	100	357,723	100	367,735	100

(単位:百万円)

科目 ＼ 決算期	当中間期 平成12年9月30日現在 金額	構成比	前年中間期 平成11年9月30日現在 金額	構成比	前期 平成12年3月31日現在 金額	構成比
		%		%		%
(流動負債)	(137,643)	(33.6)	(81,914)	(22.9)	(92,580)	(25.2)
支払手形	4,781		5,081		4,668	
買掛金	61,012		45,785		48,295	
短期借入金	1,400		1,400		1,400	
一年内償還予定社債	20,000		-		10,000	
未払金	33,347		13,230		11,327	
未払費用	14,858		14,440		14,844	
未払法人税等	12		11		102	
製品保証引当金	1,026		1,230		1,080	
その他	1,205		736		861	
(固定負債)	(86,653)	(21.2)	(106,812)	(29.9)	(96,662)	(26.3)
社債	85,000		105,000		95,000	
長期預り金	33		33		33	
退職給与引当金	-		679		470	
退職給付引当金	481		-		-	
役員退職慰労金引当金	1,139		1,100		1,159	
(負債合計)	(224,297)	(54.8)	(188,727)	(52.8)	(189,243)	(51.5)
(資本金)	(40,832)	(10.0)	(40,832)	(11.4)	(40,832)	(11.1)
(法定準備金)	(71,679)	(17.5)	(71,507)	(20.0)	(71,507)	(19.4)
資本準備金	65,528		65,528		65,528	
利益準備金	6,151		5,979		5,979	
(剰余金)	(69,223)	(16.9)	(56,655)	(15.8)	(66,150)	(18.0)
配当引当積立金	-		4,700		4,700	
中間配当積立金	4,700		4,700		4,700	
製品開発積立金	4,000		4,000		4,000	
特別償却準備金	37		41		41	
圧縮記帳積立金	3,083		3,272		3,272	
別途積立金	50,121		50,121		50,121	
中間(当期)未処分利益又は未処理損失(△)	7,280		△10,180		△684	
[うち中間(当期)純利益又は純損失(△)]	[4,963]		[△14,585]		[△5,089]	
(その他有価証券評価差額金)	(3,127)	(0.8)	(-)	(—)	(-)	(—)
(資本合計)	(184,863)	(45.2)	(168,995)	(47.2)	(178,491)	(48.5)
負債及び資本合計	409,161	100	357,723	100	367,735	100

（2）中間損益計算書

（単位：百万円）

科目		当中間期 自 平成12年4月1日 至 平成12年9月30日 金額	百分比	前年中間期 自 平成11年4月1日 至 平成11年9月30日 金額	百分比	前期 自 平成11年4月1日 至 平成12年3月31日 金額	百分比
			%		%		%
経常損益の部	営業損益の部						
	売上高	157,591	100	138,519	100	279,446	100
	売上原価	116,414	73.9	101,804	73.5	203,488	72.8
	販売費及び一般管理費	31,670	20.1	30,793	22.2	62,780	22.5
	営業利益	9,506	6.0	5,920	4.3	13,177	4.7
	営業外損益の部						
	営業外収益	3,373	2.1	2,257	1.6	5,479	2.0
	（受取利息・受取配当金）	(518)		(757)		(2,426)	
	（その他）	(2,855)		(1,500)		(3,053)	
	営業外費用	4,506	2.8	6,134	4.4	10,768	3.9
	（支払利息）	(1,522)		(2,302)		(4,911)	
	（その他）	(2,983)		(3,832)		(5,857)	
	経常利益	8,374	5.3	2,043	1.5	7,888	2.8
特別損益の部	特別利益	698	0.4	145	0.1	157	0.1
	（子会社株式売却益）	(375)		(-)		(-)	
	（貸倒引当金戻入額）	(323)		(145)		(157)	
	特別損失	717	0.4	16,812	12.1	17,105	6.1
	（金融資産整理損）	(-)		(-)		(16,995)	
	（金融資産評価損）	(-)		(16,812)		(-)	
	（投資有価証券評価損）	(417)		(-)		(-)	
	（投資評価引当金繰入額）	(300)		(-)		(110)	
税引前中間（当期）純利益又は純損失（△）		8,355	5.3	△14,623	△10.5	△9,059	△3.2
法人税、住民税及び事業税		13	0.0	16	0.0	22	0.0
過年度法人税、住民税及び事業税		-	-	-	-	267	0.1
法人税等調整額		3,378	2.2	△54	△0.0	△4,260	△1.5
中間（当期）純利益又は純損失（△）		4,963	3.1	△14,585	△10.5	△5,089	△1.8
前期繰越利益		2,316		4,404		4,404	
中間配当額		-		-		-	
利益準備金積立額		-		-		-	
中間（当期）未処分利益又は未処理損失（△）		7,280		△10,180		△684	

中間財務諸表作成のための基本となる重要な事項

1. 資産の評価基準及び評価方法

(1)たな卸資産

①製品及び仕掛品 ………… 先入先出法に基づく低価法

②材料 ………… 先入先出法に基づく原価法

(2)有価証券

①満期保有目的の債券 ……… 償却原価法

②子会社株式及び関連会社株式 ……… 移動平均法による原価法

③その他有価証券

時価のあるもの ……… 中間会計期間末日の市場価格等に基づく時価法

(評価差額は、全部資本直入法により処理し、売却原価は移動平均法により算定)

時価のないもの ……… 移動平均法による原価法

2. 固定資産の減価償却の方法

(1) 有形固定資産

① 車両運搬具、工具及び備品 ……… 法人税法に基づく耐用年数による定率法

② その他の有形固定資産 ……… 主として機能的耐用年数の予測に基づいて決定した当社所定の耐用年数による定率法

(2)無形固定資産 ……… 法人税法の規定による定額法

3. 引当金の計上基準

(1) 貸倒引当金

売掛金、貸付金等の債権の貸倒損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

(2) 投資評価引当金

取引所の相場なき株式のうち、発行会社の財政状態が悪化しているものに対処して、当該株式の実質価額の低下額を基礎として設定しております。

(3) 製品保証引当金

製品のアフターサービス費の支出に備えるため、過去の実績額を基礎として、当社所定の基準により計上しております。

(4) 退職給付引当金

従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき当中間期末に発生していると認められる額を計上しております。

なお、会計基準変更時差異(6,434百万円)については、5年による按分額を費用処理しております。

(5)役員退職慰労金引当金

役員の退職慰労金の支出に備えるため、内規に基づく中間期末要支給額を計上しております。

4. 外貨建の資産又は負債の本邦通貨への換算基準

外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。

5. リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

6. ヘッジ会計の方法

外貨建売掛金の予定取引に係る為替予約によるヘッジについては、繰延ヘッジ会計を適用しております。なお、為替予約が付されている外貨建売掛金については、振当処理を行っております。

7. その他中間財務諸表作成のための基本となる重要な事項

消費税等の会計処理は、税抜き方式によっております。

(表示方法の変更)

1. 未払金

中間貸借対照表において「未払金」は、総資産の100分の5を超えたため区分掲記致しました。

2. 役員退職慰労金引当金

従来、「退職給与引当金」に含めておりました役員の退職慰労金の引当分は、科目の性格をより適切に表示するため、当中間会計期間より「役員退職慰労金引当金」として表示しております。

(追加情報)

1. 退職給付会計

当中間会計期間から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会 平成10年6月16日))を適用しております。この結果、従来の方法によった場合と比較して、退職給付費用が177百万円増加し、経常利益及び税引前中間純利益はそれぞれ165百万円減少しております。

2. 金融商品会計

当中間会計期間から金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会 平成11年1月22日))を適用しております。この結果、その他有価証券を時価評価したことによるその他有価証券評価差額金3, 127百万円、及び繰延税金負債2, 242百万円を計上し、繰延税金資産と相殺しております。

この変更に伴い、従来の方法によった場合と比較して、経常利益及び税引前中間純利益がそれぞれ382百万円減少しております。

また、期首時点で保有する有価証券の保有目的を検討し、現先有価証券は「短期貸付金」とし、満期保有目的の債券及びその他有価証券のうち1年内に満期の到来するものは、流動資産の「有価証券」として、それら以外のものは「投資有価証券」として表示しております。その結果、期首時点における流動資産の有価証券は63, 232百万円減少し、短期貸付金は34, 835百万円増加し、投資有価証券は28, 397百万円増加しております。

3. 外貨建取引等会計処理基準

当中間会計期間から改訂後の外貨建取引等に係る会計基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会 平成11年10月22日))を適用しております。この変更が損益に与える影響はありません。

注記事項

(中間貸借対照表関係)

(単位:百万円)

	当中間期	前年中間期	前期
1. 有形固定資産の減価償却累計額	109,604	109,160	107,873
2. 保証債務	50,616	59,606	52,550
(うち保証類似行為)	(34,118)	(42,648)	(35,755)
3. 輸出為替手形割引高	62,374	48,266	48,996

4. 中間期末日満期手形
中間期末日満期手形の会計処理については、当中間会計期間の末日は金融機関の休日でしたが、満期日に決済が行われたものとして処理しております。当中間期末日満期手形の金額は、次のとおりであります。

受取手形	84 百万円
支払手形	529 百万円

(中間損益計算書関係)

(単位:百万円)

	当中間期	前年中間期	前期
一般管理費及び当中間期製造費用に含まれる研究開発費	15,613	14,975	30,781

(リース取引関係)

借手側

(1)リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(単位:百万円)

①リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	当中間期	前年中間期	前期
取得価額相当額	6,195	6,205	6,015
減価償却累計額相当額	3,564	3,089	3,320
中間期末残高相当額	2,631	3,116	2,694

②未経過リース料中間期末残高相当額

	当中間期	前年中間期	前期
1年以内	1,139	1,250	1,180
1年超	1,613	1,999	1,644
合計	2,752	3,249	2,824

③支払リース料、減価償却費相当額及び支払利息相当額

	当中間期	前年中間期	前期
支払リース料	720	763	1,492
減価償却費相当額	651	686	1,342
支払利息相当額	58	75	139

④減価償却費相当額及び利息相当額の算定方法

・減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価格を零とする定額法によっております。

・利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

(2)オペレーティング・リース取引

未経過リース料	当中間期	前年中間期	前期
1年以内	252	345	324
1年超	176	510	724
合計	428	856	1,049

(Translation)

January 26, 2001

Dear Sirs:

Olympus Optical Co., Ltd.

Masatoshi Kishimoto
President and Representative Director

(Code No. 7733, First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person in charge: Hideo Yamada
General Manager of Administration Department and Finance Department
(TEL 03-3340-2111)

Notice of Dissolution of Subsidiary of the Company

Notice is hereby given that Olympus Optical Co., Ltd. (the "Company") resolved at the meeting of its Board of Directors held on January 26, 2001 that it would dissolve a subsidiary of the Company, Kashiwa Jumbo Co., Ltd. as of February 13, 2001, as described below:

Description

1. Background

The subsidiary has engaged in business activities to expand retail business of the group of the Company. However, as competition with major mass retailers has intensified and business circumstances have become extremely severe. Consequently, the Company has determined to dissolve the subsidiary as it has become difficult to continue its business.

2. Outline of Kashiwa Jumbo Co., Ltd.

Location:	4-18, Asahicho 1-chome, Kashiwa-shi, Chiba
Representative:	Shigeki Kato
Business:	Sale of cameras and other optical equipment, photo-finishing, etc.
Capital:	¥20 million
Major shareholder:	Olympus A.V.S. Co., Ltd. (Note): 75%

(Note) Olympus A.V.S. Co., Ltd. is a subsidiary of the Company.

3. Future outlook

As a result of the dissolution of the subsidiary, the Company will report ¥500 million as a special loss in the consolidated financial statements for the business year ending March 31, 2001. The amount of the special loss was included in the forecast of consolidated operating results for the business year ending March 31, 2001 described in the brief announcement of interim consolidated settlement of accounts for the business year ending March 31, 2001, which was publicized as of November 20, 2000.

- END -

平成１３年1月２６日

各　位

会 社 名　オリンパス光学工業株式会社
代表者名　代表取締役社長　岸 本 正 壽
（コード番号 ７７３３　東証・大証第１部）
問合せ先　総務・財務部長　山 田 秀 雄
（ＴＥＬ ０３－３３４０－２１１１）

子会社の解散に関するお知らせ

当社は、平成１３年１月２６日開催の取締役会において、下記の通り当社の子会社である株式会社柏ジャンボを平成１３年２月１３日付で解散することを決議いたしましたので、お知らせいたします。

記

１．解散に至った経緯

当該子会社は、当社グループの小売事業拡大のために事業展開してまいりましたが、大手量販店等との競争が激化し、経営を取り巻く環境が非常に厳しく、事業を存続することが困難となりましたので、解散することといたしました。

２．株式会社柏ジャンボの概要

所　在　地	千葉県柏市旭町一丁目４番１８号
代　表　者	加藤茂樹
事 業 内 容	カメラ等光学機器の販売及び写真の現像等
資 本 の 額	２０百万円
主な株主構成	株式会社オリンパスＡＶＳ（注）　７５％

（注）株式会社オリンパスＡＶＳは当社の子会社です。

３．今後の見通し

当該子会社の解散に伴い、当社の平成１３年３月期の連結財務諸表に５億円を特別損失として計上する予定であります。なお、平成１２年１１月２０日付当社開示の平成１３年３月期中間決算短信における平成１３年３月期連結業績予想には上記金額を見込んでおります。

以　上

(Translation)

INFORMATION

February 20, 2001

Fundamental Reorganization of Management Systems and Structures

- Olympus aims to raise business efficiency and speed of responsiveness in its bid to become a "Global Value Creating Company" -

Faced with the need to respond quickly to evolving customer demands in a society that has rapidly become increasingly networked over the past few years, Olympus has set its sights on becoming a "Global Value Creating Company." To achieve this goal, Olympus is seeking to enhance the efficiency of its corporate management structures through a reorganization of its various business divisions and the introduction of an internal quasi-holding company system. In addition, by reforming its Board of Directors and bringing in a system of appointing executive officers to different parts of the firm, the Company aims to differentiate clearly between the strategic and operational roles and clarify responsibilities of senior managers, thereby undertaking a fundamental reform of its management systems. The new internal company system is scheduled to become effective as of April 1, 2001. It is planned that the changes to the Board of Directors and the introduction of the new executive officer system will be instituted towards the end of June 2001, following their approval at the Ordinary General Meeting of Shareholders.

For inquiries from press media

Olympus Optical Co., Ltd., Press Dept.

Shinichiro Murakami
Tel: 03-3340-2285 Fax: 03-3340-2130
Shinjuku Monolith, 3-1, Nishi Shinjuku 2-chome,
Shinjuku-ku, Tokyo 163-0914
Home page URL: http://www.olympus.co.jp/

INFORMATION

OLYMPUS®
オリンパス光学工業株式会社
〒163-0914 東京都新宿区西新宿2-3-1 新宿モノリス内(私書箱7004号)広報室
TEL 03-3340-2174 FAX 03-3340-2130

2001年2月20日

社内カンパニー制導入と経営システム改革で抜本的経営機構改革
〜スピードと効率経営を追求する「グローバル価値創造企業」を目指す〜

オリンパス光学工業株式会社(社長：岸本正壽)は、近年急速に変貌を遂げるネットワーク社会において顧客ニーズにスピーディーに対応できる「グローバル価値創造企業」を目指すために、効率経営を追求し、事業部門の再編による社内カンパニー制を導入します。
また、戦略立案と業務執行を分け効率と責任の明確化を図る取締役会の改革と執行役員制を導入する経営システムの改革を実施致します。これら一連の改革は2001年4月1日から実施致しますが、執行役員制など取締役の異動を伴う改革は、2001年6月下旬に予定されている定時株主総会後に実施致します。

当社は、「生活者として社会と融合し、社会と価値観を共有しながら事業を通じて新しい価値を創造し、人々の健康と幸せな生活を実現する」事を目指した「Social IN」を経営理念として事業活動を行っています。社会また事業環境の急速な変化の中で、本社、研究開発部門を「コーポレート・センター」「研究開発センター」の2つのセンターに、そして従来の5つの事業部を顧客視点で市場セグメントされた「映像システムカンパニー」「医療システムカンパニー」「産業システムカンパニー」の3つのカンパニーに再編します。それぞれのカンパニーは、既存事業から継続的な収益を上げると同時に市場ニーズに着眼してシナジー効果を高めることによる新規事業創成を目指し、スピードと効率を追求した自主自立経営を強化します。上記の組織再編に伴い各センター・カンパニーの業務執行を行うにあたって、執行役員制を導入し大幅な権限委譲をいたします。

当社は、従来「常務会・取締役会」による経営意思決定システムを採用してまいりました。今後、経営意思決定の一元化と業務執行スピードの向上を図るため、グローバルな経営戦略の意思決定や業務執行状況の監督をする「取締役会」、業務執行の意思決定をスピーディーに行う「経営執行会議」、グローバル戦略の執行機能と業績評価機能を担う「グローバル委員会」を設置し、互いに連携を深めながらスピーディーな効率経営を行ってまいります。

1 社内カンパニー制の考え方

1) 顧客(市場・取引先)視点で、市場セグメントに対応した社内カンパニーに再編し、市場対応力を高めます。
2) 事業部統合による市場・技術・商品の融合、事業運営の効率化、事業領域内の新規事業創成を図るなど、事業推進力を強化します。
3) 本社からカンパニーへの権限を大幅に委譲することで、業務執行の責任体制を明確かつ厳格にし、カンパニーの自立化を促進することで事業推進スピードの向上を図ります。

4) 各カンパニーの業績達成度を示すベンチマークとして、経済付加価値やブランド評価、戦略立案内容などの独自な評価基準を策定します。これにより、カンパニーの長期的な視野に立った成長を目指します。

1-1 カンパニーの新組織

●映像システムカンパニー

カメラ・デジタルカメラ・録音機事業を統合し、事業基盤の強化を図るとともに、高度ネットワーク時代に向けてデジタル画像･音声･システム技術を融合させて新しい価値を創造します。

●医療システムカンパニー

当社の医療事業（内視鏡事業・光学機器事業・分析機事業）を統合し、医療市場への取組み強化と商品の開発・製造や新規技術開発の統合化を進めます。また、新規事業分野として、ゲノム医療分野や医療情報システム分野へ事業を展開します。

●産業システムカンパニー

液晶検査装置、半導体検査装置、工業用顕微鏡・工業用内視鏡等の産業機器と、光磁気ディスクドライブ、バーコードリーダー、PDA関連商品等の情報関連機器を統合し、産業機器分野の市場ニーズにグローバルに対応します。

1-2 センターの新組織

●コーポレート・センター

本社部門の戦略立案機能とグローバルマネジメント機能を高め、各カンパニーの自立化と事業運営の効率化を前提に、カンパニーへの機能移管と、従来機能のスリム化を図ります。まず、本社部門と営業管理本部を統合し、プランニング統括室、オペレーション統括室、サポート統括室を新設します。

1) プランニング統括室

グローバル戦略立案機能を強化し、経営システム改革を推進するための体制を整備します。

2) オペレーション統括室

従来の本社部門を軸として、より専門性を向上し、グローバル経営を支えるコーポレート専門部隊を目指します。また、効率化と事業環境の変化に的確に対応するリスクマネジメントを行います。

3) サポート統括室

事業推進を支える業務系部門を統合し、専門性を高めより効率的なサービスが提供出来るように体制を整備します。

●研究開発センター

各カンパニーの自立化、スピードある事業活動とカンパニーの新事業創成機能強化に向け、研究開発部門の事業支援機能をカンパニーへ移管すると同時に、"技術立社"を目指し、現在の技術開発本部、基礎技術研究所、生産技術本部並びに新事業推進本部を統合し、先進技術研究所、生産技術研究所並びに新事業開発本部を新設します。

1) **先進技術研究所**

基礎技術の充実や先端技術の開発と、カンパニーの将来商品の開発支援を強化します。

2) **生産技術研究所**

先進的な生産技術の開発とカンパニーへの製造技術導入支援を強化します。

3) **新事業開発本部**

ネットワーク社会がもたらす、新たなライフスタイルに対応した事業創成を実現し、カンパニーへの積極的導入を図ります。

2 経営システムの改革

●取締役会

1) 取締役数の最適化を図り、充分な議論がなされ的確かつ迅速な意思決定を行います。
2) 経営の基本方針及び経営戦略の決定、商法上要請される事項や経営上の重要な事項の決定、及び業務執行状況の監督を行う機関とします。
3) 取締役は、グローバルな視点に立った意思決定と経営全般を指揮監督する役割責任を担い、コーポレートガバナンス(企業統治)の強化を図ります。

●経営執行会議

1) 社長と各カンパニー長及び各センター長により構成し、事業環境の変化やグローバルな経営課題に迅速に対応します。
2) 取締役会との連携強化により経営スピードの向上を図ります。
3) 事業執行の強化を促進するため、各カンパニー内にも執行会議を設置し、カンパニーの自立化を促進します。

●グローバル委員会

社長と各カンパニー長及び各センター長に、日米欧の販売子会社の社長（米欧社長は現地スタッフ）を加えたメンバーにより構成し、グローバル戦略の執行機能の強化を図る「グローバル戦略委員会」と、その事業成果を独自の評価基準で業績評価する「グローバル業績評価委員会」を設置し、透明性と公平性を確保するとともに報酬にリンクさせます。

●新組織


取締役会
監査役会
会長
社長
経営執行会議
グローバル委員会
映像ｼｽﾃﾑｶﾝﾊﾟﾆｰ
カメラ事業部
DI事業部
医療ｼｽﾃﾑｶﾝﾊﾟﾆｰ
医療事業統括室
内視鏡事業部
MIP事業部
光学機器事業部
分析機事業部
産業ｼｽﾃﾑｶﾝﾊﾟﾆｰ
情報機器事業部
工業機器事業部
ｹﾞﾉﾑ医療事業推進 PJ
研究開発ｾﾝﾀｰ
先進技術研究所
生産技術研究所
新事業開発本部
ｺｰﾎﾟﾚｰﾄ・ｾﾝﾀｰ
ﾌﾟﾗﾝﾆﾝｸﾞ統括室
ｵﾍﾟﾚｰｼｮﾝ統括室
ｻﾎﾟｰﾄ統括室

＊上記のほか、社長直属の組織として貿易管理室と品質環境保証部をおきます。

～本件に関するお問い合わせ先～
●オリンパス光学工業株式会社　広報室　村上　晋一郎
TEL　03-3340-2285（ダイヤルイン）　FAX　03-3340-2130
〒163-0914　東京都新宿区西新宿 2-3-1　新宿モノリス
ホームページ URL　http://www.olympus.co.jp/

03 JAN 17 AM 7:21

(Translation)

I N F O R M A T I O N

May 15, 2001

Dear Sirs:

Name of the Company: Olympus Optical Co., Ltd.

Representative: Masatoshi Kishimoto
President and Representative Director

(Code No. 7733, First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person to contact: Masanori Magoshi
General Manager of Press Dept.
(TEL 03-3340-2174)

Notice of Change of Officers and Introduction of Executive Officer System

It is hereby notified that at the meeting of Olympus Optical Co., Ltd. (the "Company") (President: Masatoshi Kishimoto) held on May 15, 2001, the following changes in Directors, Statutory Auditors and Executive Officers were approved internally, which will be subject to discussion at the Ordinary General Meeting of Shareholders to be held on June 28, 2001 and the meeting of the Board of Directors subsequent thereto:

1. Change of Officers

<Change of Representative Directors> (As of June 28, 2001)

New title	Name	Current title
Director and Supreme Advisor	Toshiro Shimoyama	Chairman and Representative Director
Chairman and Representative Director	Masatoshi Kishimoto	President and Representative Director
President and Representative Director	Tsuyoshi Kikukawa	Managing Director

< Directors to retire> (As of June 28, 2001)

Current title	Name	New title
Senior Managing Director	Masao Kobayashi	Will assume position of Standing Advisor at Olympus Optical Co., Ltd.
Managing Director	Shohei Nagai	Will continue as Statutory Auditor at OLYMPUS ProMarketing, Inc. and Statutory Auditor at Olympus Logitex Co., Ltd.
Director	Akihide Yamaoka	Will assume positions of Statutory Auditor at Olympus Engineering Co., Ltd. effective May 9 and of Statutory Auditor at Olympus Sogo Service Co., Ltd. effective June 14.
Director	Isao Takahashi	Will continue as President and Representative Director at OLYMPUS ProMarketing, Inc.
Director	Hiroyuki Furihata	Will assume position of Executive Officer
Director	Hiroshi Komiya	Will assume position of Executive Officer
Director	Tatsuo Nagasaki	Will assume position of Executive Officer
Director	Takeyuki Mori	Will assume position of Executive Officer
Director	Ikko Yanagisawa	Will assume position of Executive Officer
Director	Mikio Takagi	Will assume position of Executive Officer

<Candidate for Statutory Auditor> (As of June 28, 2001)

New title	Name	Current title
Full-time Statutory Auditor	Minoru Ohta	Now General Manager, Accounting Dept., Corporate Center

< Statutory Auditor to retire> (As of June 28, 2001)

Current Title	Name	New title
Statutory Auditor	Yoshio Kunihisa	will assume position of Advisor of the Company

<Change of Statutory Auditor> (As of June 28, 2001)

New title	Name	Current title
Statutory Auditor [Part-time, Outside Statutory Auditor]	Seiya Ikoma	Full-time Statutory Auditor

2. Revolution of the Board of Directors and the introduction of the Executive Officer System

<Objective of the introduction of the new system>

The Company has set its sights on becoming a "Global Value Creating Company." To achieve this goal, the Company has been enhancing the efficiency of its corporate management structures through a reorganization of its various business divisions and the introduction of an internal quasi-holding company system effective April 2001.

In this context, to differentiate clearly between the management decision making roles and operational roles, as well as to enhance management speed, and clarify responsibilities of senior managers, the reformation of the Board of Directors will be carried out, and the new executive officer system will be instituted on June 28, 2001.

<Appointed Executive Officers> (As of June 28, 2001)

New title	Name	Current title
Senior Executive Officer	Hiroyuki Furihata	Director, Division Manager, Minimally Invasive Products Division, Medical Systems Group
Senior Executive Officer	Hiroshi Komiya	Director, Division Manager, Photo & Audio Products Division, Imaging Systems Group
Senior Executive Officer	Tatsuo Nagasaki	Director, Division Manager, New Business Division, Corporate R & D Center
Senior Executive Officer	Takeyuki Mori	Director, Executive Managing Director, Olympus Optical Co., (Europa) GmbH
Senior Executive Officer	Ikko Yanagisawa	Director, Genome Medical Business PJ Leader
Senior Executive Officer	Mikio Takagi	Director, Division Manager, Support Division, Corporate Center
Executive Officer	Kazuo Ichikawa	Division Manager, Scientific Equipment Division, Medical Systems Group
Executive Officer	Yusuke Kojima	Division Manager, Digital Imaging Division, Imaging Systems Group
Executive Officer	Haruhito Morishima	Division Manager, Endoscopy Products Division, Medical Systems Group

- END -

LIST OF NEW OFFICERS

(As of June 28, 2001)

Title	Name	
Chairman and Representative Director	Masatoshi Kishimoto	(Promoted)
President and Representative Director	Tsuyoshi Kikukawa	(Promoted)
Senior Managing Director	Kenichi Sekimoto	
Managing Director	Atsushi Yusa	
Managing Director	Masaaki Terada	
Managing Director	Kouji Miyata	
Director and Supreme Advisor	Toshiro Shimoyama	
Director	Ken Yonekubo	
Director	Shinya Kosaka	
Director	Masaharu Ohkubo	
Full-time Statutory Auditor	Minoru Ohta	(Newly, appointed)
Full-time Statutory Auditor	Hitoshi Komata	
Statutory Auditor	Seiya Ikoma	
Statutory Auditor	Koushi Kawashima	
Senior Executive Officer	Hiroyuki Furihata	(Newly appointed)
Senior Executive Officer	Hiroshi Komiya	(Newly appointed)
Senior Executive Officer	Tatsuo Nagasaki	(Newly appointed)
Senior Executive Officer	Takeyuki Mori	(Newly appointed)
Senior Executive Officer	Ikko Yanagisawa	(Newly appointed)

Title	Name	
Senior Executive Officer	Mikio Takagi	(Newly appointed)
Executive Officer	Kazuo Ichikawa	(Newly appointed)
Executive Officer	Yusuke Kojima	(Newly appointed)
Executive Officer	Haruhito Morishima	(Newly appointed)

OLYMPUS
オリンパス光学工業株式会社
163-0914 東京都新宿区西新宿2-3-1 新宿モノリス内
(私書箱7004号) 広報室
Tel 03-3340-2174 Fax 03-3340-2130

I N F O R M A T I O N

平成１３年5月１５日

各 位

会 社 名 オリンパス光学工業株式会社
代表者名 取締役社長 岸本正壽
(コード番号７７３３ 東証・大証第一部)
問合せ先 広報室長 馬越 正就
(TEL 03－3340－2174)

役員の異動および執行役員制度の導入に関するお知らせ

オリンパス光学工業株式会社（社長：岸本正壽）は５月１５日開催の取締役会において、６月２８日開催予定の定時株主総会および総会後の取締役会に付議する取締役、監査役ならびに執行役員の異動を内定いたしましたのでお知らせいたします。

１．役員の異動について

＜代表取締役の異動＞ （平成１３年6月２８日付）

取締役最高顧問	下山 敏郎	（現 代表取締役会長）
代表取締役会長	岸本 正壽	（現 代表取締役社長）
代表取締役社長	菊川 剛	（現 常務取締役）

＜退任予定取締役＞ （平成１３年6月２８日付）

専務取締役	小林 正雄	（当社常勤顧問に就任予定）
常務取締役	永井 昌平	（引き続き ｵﾘﾝﾊﾟｽﾌﾟﾛﾏｰｹﾃｨﾝｸﾞ(株)監査役 および ｵﾘﾝﾊﾟｽﾛｼﾞﾃｯｸｽ(株)監査役）
取締役	山岡 彬秀	（５月９日付で(株)ｵﾘﾝﾊﾟｽｴﾝｼﾞﾆｱﾘﾝｸﾞ監査役 および ６月１４日付で(株)ｵﾘﾝﾊﾟｽ綜合ｻｰﾋﾞｽ監査役に就任）
取締役	髙橋 功	（引き続き ｵﾘﾝﾊﾟｽﾌﾟﾛﾏｰｹﾃｨﾝｸﾞ(株)代表取締役社長）
取締役	降籏 廣行	（執行役員に就任予定）
取締役	小宮 弘	（執行役員に就任予定）
取締役	長崎 達夫	（執行役員に就任予定）
取締役	森 武幸	（執行役員に就任予定）
取締役	柳澤 一向	（執行役員に就任予定）
取締役	髙木 幹夫	（執行役員に選任予定）

＜新任監査役候補者＞　(平成１３年6月２８日付)

常勤監査役　太田（おおたみのる）　稔　(現　コーポレートセンター　経理部長)

＜退任予定監査役＞　(平成１３年6月２８日付)

監　査　役　國久　義雄　(当社顧問に就任予定)

＜監査役の異動＞　(平成１３年6月２８日付)

監　査　役　生駒　誠也　(現　常勤監査役)
〔非常勤・社外監査役〕

２．取締役会の改革と執行役員制度の導入について

＜制度導入のねらい＞

当社はスピードと経営効率を追求する「グローバル価値創造企業」を目指すために、平成１３年４月より社内カンパニー制を導入するなどの経営機構改革を推進してまいりました。

その一環といたしまして、経営意志決定機能と業務執行機能を分離し経営のスピードアップと責任の明確化を図るために、平成１３年６月２８日付にて取締役会の改革と執行役員制度の導入を実施いたします。

＜執行役員就任予定者＞　(平成１３年6月２８日付)

上席執行役員　降籏　廣行　(現　取締役　医療システムカンパニー　ＭＩＰ事業部長)
上席執行役員　小宮　弘　(現　取締役　映像システムカンパニー　カメラ事業部長)
上席執行役員　長崎　達夫　(現　取締役　研究開発センター　新事業開発本部長)
上席執行役員　森　武幸　(現　取締役　オリンパス・ヨーロッパ上席副社長)
上席執行役員　柳澤　一向　(現　取締役　ゲノム医療事業推進ＰＪリーダー)
上席執行役員　髙木　幹夫　(現　取締役　コーポレートセンター　サポート統括室長)
執　行　役　員　市川（いちかわかずお）　和夫　(現　医療システムカンパニー　光学機器事業部長)
執　行　役　員　小島（こじまゆうすけ）　佑介　(現　映像システムカンパニー　ＤＩ事業部長)
執　行　役　員　森嶌（もりしまはるひと）　治人　(現　医療システムカンパニー　内視鏡事業部長)

以　上

新役員一覧

（平成１３年６月２８日付）

代表取締役会長	岸本正壽	（昇任）
代表取締役社長	菊川　剛	（昇任）
専務取締役	関本健一	
常務取締役	遊佐　厚	
常務取締役	寺田昌章	
常務取締役	宮田耕治	
取締役最高顧問	下山敏郎	
取締役	米窪　健	
取締役	小坂信也	
取締役	大久保雅治	
常勤監査役	太田　稔	（新任）
常勤監査役	古俣　齊	
監査役	生駒誠也	
監査役	河島宏資	
上席執行役員	降籏廣行	（新任）
上席執行役員	小宮　弘	（新任）
上席執行役員	長崎達夫	（新任）
上席執行役員	森　武幸	（新任）
上席執行役員	柳澤一向	（新任）
上席執行役員	高木幹夫	（新任）
執行役員	市川和夫	（新任）
執行役員	小島佑介	（新任）
執行役員	森嶌治人	（新任）

代表取締役会長
（きしもと　まさとし）

岸本　正壽



出身地	鳥取県	
生年月日	昭和１０年１２月１２日	
略　歴	昭和３３年　３月	早稲田大学法学部卒業
	昭和３３年　４月	当社入社
	昭和５７年１２月	第一営業部長
	昭和５９年１１月	Olympus Corporation 社長
	昭和６０年　１月	取締役
	昭和６２年　５月	経理部長
	昭和６３年　１月	常務取締役
	昭和６３年１０月	経理部長兼広報室長
	平成　２年　６月	専務取締役
	平成　２年１０月	経理部担当兼広報室長
	平成　３年　６月	代表取締役専務
	平成　５年　６月	代表取締役社長

代表取締役社長
（きくかわ　つよし）
菊川　剛



出身地	静岡県	
生年月日	昭和１６年　２月２７日	
略　歴	昭和３８年　３月	慶応義塾大学法学部卒業
	昭和３９年１０月	当社入社
	昭和５２年　５月	Olympus Camera Corporation 勤務（昭和５８年同社社長）
	昭和６０年　２月	第一営業部副部長
	昭和６２年　３月	宣伝部長
	平成　３年　４月	広報宣伝部長
	平成　５年　６月	取締役
	平成　７年　６月	広報宣伝部担当兼ＤＩプロジェクト部長
	平成　９年　４月	映像事業部副事業部長兼ＤＩ事業推進部長兼広報宣伝部担当
	平成１０年　６月	常務取締役
	平成１０年　６月	Olympus USA Incorporated 社長兼 Olympus America Inc.会長
	平成１１年　６月	経営企画部、総務・財務部、人事部および経理部担当
	平成１３年　４月	コーポレートセンター長

(Translation)

May 21, 2001

BRIEF ANNOUNCEMENT OF CONSOLIDATED SETTLEMENT OF ACCOUNTS FOR THE BUSINESS YEAR ENDED MARCH 31, 2001

Name of listed company:	Olympus Optical Co., Ltd.
Listing exchange:	Tokyo Stock Exchange Osaka Securities Exchange
Code number:	7733
Location of head office:	Tokyo
Inquiries to be directed to:	Minoru Ohta General Manager of Accounting Dept. Tel. (03) 3340-2151
Date of meeting of the Board of Directors concerning settlement of accounts:	May 21, 2001

1. Consolidated business results for the business year ended March 31, 2001 (April 1, 2000 through March 31, 2001):

(1) Operating results:

(Note) Figures are stated by discarding fractions of one million yen.

	Business year ended March 31, 2001	Business year ended March 31, 2000
Net sales	¥466,704 million (8.9%)	¥428,646 million (3.6%)
Operating income	¥35,496 million (17.8%)	¥30,132 million ((-) 21.1%)
Ordinary income	¥22,689 million (9.2%)	¥20,784 million (3.6%)
Net income	¥11,787 million (533.7%)	¥1,860 million ((-) 79.1%)
Net income per share	¥44.57	¥7.03
Fully diluted earnings per share	¥-	¥-
Percentage of net income to shareholders' equity	6.2%	1.0%
Percentage of recurring income to total capital	4.1%	3.9%
Percentage of recurring income to net sales	4.9%	4.8%

(Notes)

	Business year ended March 31, 2001	Business year ended March 31, 2000
1) Gain on equity method investments:	¥311 million	¥61 million
2) Average of the total number of shares issued and outstanding during the year (on a consolidated basis):	264,464,718 shares	264,463,861 shares
3) Changes in accounting methods:	None	

4) The percentages in the items of net sales, operating income, ordinary income and net income indicate the rates of increase or decrease from the previous business year.

(2) Consolidated financial condition:

	Business year ended March 31, 2001	Business year ended March 31, 2000
Total assets	¥584,103 million	¥536,174 million
Shareholders' equity	¥192,229 million	¥190,341 million
Ratio of shareholders' equity	32.9%	35.5%
Shareholders' equity per share	¥726.85	¥719.71

(Note) Total number of shares issued and outstanding at the end of the year (on a consolidated basis):

Business year ended March 31, 2001: 264,470,061 shares
Business year ended March 31, 2000: 264,468,447 shares

(3) State of consolidated cash flows:

	Business year ended March 31, 2001	Business year ended March 31, 2000
Cash flows from operating activities	¥29,304 million	¥57,989 million
Cash flows from investing activities	(¥11,837 million)	(¥35,612 million)
Cash flows from financing activities	¥1,594 million	(¥501 million)
Cash and cash equivalents at end of the year	¥84,751 million	¥64,032 million

(4) Matters relating to the consolidation and the scope of application of equity method:

Number of consolidated subsidiaries: 64 companies
Number of non-consolidated subsidiaries subject to the equity method: 3 companies
Number of affiliated companies subject to the equity method: 3 companies

(5) Changes in the consolidation and the scope of application of equity method:

Consolidated subsidiaries (inclusion): 11 companies
" (exclusion): 1 company

Companies subject to equity method (inclusion): None
" (exclusion): 2 companies

2. Forecast of consolidated operating results for the business year ending March 31, 2002 (April 1, 2001 through March 31, 2002):

	Interim	Full-year
Net sales	¥254,000 million	¥525,000 million
Ordinary income	¥11,000 million	¥30,000 million
Net income	¥6,000 million	¥16,500 million

(Reference) Forecast of net income per share (full-year) ¥62.39

1. STATE OF CORPORATE GROUP

The Group comprises Olympus Optical Co., Ltd. (the "Company") and its 67 subsidiaries and four affiliated companies. Its major business is the manufacture and sale of products related with imaging systems, medical systems and machinery and equipment. The Group also engages in business activities, such as the operation of holding companies, system development, transportation, financial investment and other services related with each of the above business divisions.

The divisions of operations of the Group, the positioning of each company of the Group in its operations and the relations of the divisions with the segments by business types are described below.

The imaging systems-related division, medical systems-related division and machinery and equipment-related division respectively correspond to the imaging systems-related division, medical systems-related division and machinery and equipment-related division described in the section of segments by business types. The division related with other businesses includes businesses pertaining to these three divisions.

Division	Major products and content of business	Major companies
Imaging systems-related division:	Cameras, digital cameras and recorders	The Company (Consolidated subsidiaries) Olympus ProMarketing Inc., Olympus Opto-Electronics Co., Ltd., Ohmachi Olympus Co., Ltd., Sakaki Olympus Co., Ltd. Olympus America Inc., Olympus Optical Co. (Europa) GmbH, Olympus Optical Co. (U.K.) Ltd., Olympus France S.A., Olympus Hong Kong and China Limited, Olympus (Shenzhen) Industrial Ltd.
Medical systems-related division:	fiberscopes, rigidscopes, videoscopes and blood analyzers	The Company (Consolidated subsidiaries) Olympus ProMarketing Inc., KS Olympus Co., Ltd., Olympus Opto-Electronics Co., Ltd., Shirakawa Olympus Co., Ltd., Mishima Olympus Co., Ltd. Olympus America Inc., Olympus Optical Co. (Europa) GmbH, Olympus Optical Co. (U.K.) Ltd., Olympus France S.A., Olympus Hong Kong and

		China Limited, Olympus (Shenzhen) Industrial Ltd.
Machinery and equipment-related division:	Microscopes, measuring equipment, printers, magneto-optical disk drives and barcode scanners	The Company (Consolidated subsidiaries) Olympus ProMarketing Inc., KS Olympus Co., Ltd., Okaya Olympus Co., Ltd., Sakaki Olympus Co., Ltd. Olympus America Inc., Olympus Optical Co. (Europa) GmbH, Olympus Optical Co. (U.K.) Ltd., Olympus France S.A., Olympus Hong Kong and China Limited, Olympus (Shenzhen) Industrial Ltd.
Other businesses:	Operation of holding companies, system development, transportation, financial investment and other services	The Company (Consolidated subsidiaries) Olympus Systems Co., Ltd., Olympus Lositecks Co., Ltd., Olympus Technical Service Co., Ltd., Olympus Sogo Service Co., Ltd. Olympus USA Incorporated, Olympus Corporation of America, Olympus Asian Pacific Limited, Olympus Asset Management Limited

Olympus Japan Co., Ltd. changed its trade name to Olympus ProMarketing Inc. as of April 1, 2001.

The following is an outline chart of the aforementioned:

Outside Customers

↑

Domestic sales companies

<Subsidiaries>

*Olympus Pro Marketing Co., Ltd.,

*KS Olympus Co., Ltd.,

*Olympus AVS Co., Ltd.

<Related company>

*Adachi Co., Ltd.

Overseas sales companies

Europe

<Subsidiaries>
*Olympus Optical Co. (Europe) GmbH
*Olympus Winter & Lbe GmbH
*Olympus Optical Co. (U.K.) Ltd.
*KeyMed (Medical & Industrial Equipment) Ltd.
*KeyMed Ireland Ltd.
*Olympus France S.A.
*Olympus Diagnostica GmbH
*Olympus Austria Ges.m.B.H
*Olympus Optical AB
*Olympus Optical (Schweiz) AG
*Olympus d.o.o. za trgovinu
*Olympus C&S, spol. s.r.o.
*Olympus Danmark A/S
*Olympus Norge A/S
*Olympus Italia S.r.l.
*Olympus Optical Polska Sp. z.o.o.
*Olympus Endoterapia Sp. z.o.o.
*Olympus Hungary Kft.
*Olympus Medical Care (Haungary) Kft.
Medical Service Limited Liability Company
*Endotronic A/S, Denmark
*Endotronic A/S, Norway
*Endotoronic OY, Finland
**Olympus Moscow Limited Liability Company
<Related company>
**Olympus Nederland B.V.

North America

<Subsidiaries>
*Olympus America Inc.
*Keymed Incorporated
*Olympus Integrated Technologies America Inc.

Asia

<Subsidiaries>
*Olympus Singapore Pte. Ltd.
*Olympus Technologies Singapore Pte. Ltd.
*Olympus Australia Pty Ltd.
*Olympus New Zealand Limited
*Olympus (Thailand) Company Limited
*Olympus Korea Co., Ltd.
<Related Company>
Olympus (India) Private Ltd.

↑

(Parent company) Olympus Optical Co., Ltd.

Domestic products companies

Imaging system	<Subsidiaries> *Tokyo Kinzoku Co., Ltd. *Olympus Opto-Electronics Co., Ltd. *Ohmachi Olympus Co., Ltd. *Sakaki Olympus Co., Ltd. *Tokyo Kinzoku Co., Ltd., Kyowa Plant
Medical systems	<Subsidiaries> *Olympus Opto-Electronics Co., Ltd. *Shirakawa Olympus Co., Ltd. *Mishima Olympus Co., Ltd. <Related company> ** Opnoteck Co., Ltd.
Machinery and equipment	<Subsidiaries> *Sakaki Olympus Co., Ltd. *Okaya Olympus Co., Ltd. *Olympus Engineering Co., Ltd.

Domestic system Relating company

<Subsidiary>

*Olympus Systems Co., Ltd.

Domestic Transportation Company

<Subsidiary>

*Olympus Logitex Co., Ltd.

Domestic Services Companies

<Subsidiaries>
*Olympus Technical Service Co., Ltd.
*Olympus Sogo Service Co., Ltd.
*Olympus Medical Engineering Co., Ltd.
*Olympus Leasing Co., Ltd.
*NovusGene Inc.

Imaging system	<Subsidiaries> *Olympus Hong Kong and China Limited *Olympus (Shenzhen) Industrial Ltd. *Olympus Taiwan Co. Ltd. **Beijing Beizhao Olympus Optical Co., Ltd.
Medical equipment	<Subsidiaries> *Olympus Winter & Ibe GmbH *Olympus Diagnostica GmbH *KeyMed (Medical & Industrial Equipment) Ltd. *Algram Group Limited
Machinery and equipment	<Subsidiaries> *Olympus Technologies Singapore Pte Ltd

<Subsidiaries>
*Olympus USA Incorporated
*Olympus Corporation of America
*Olympus (U.K.) Ltd.
*Olympus Asian Pacific Limited
*Olympus (China) Investment Co., Ltd.

Overseas System Development Company

<Subsidiaries>

*Olympus Software Europe GmbH

Overseas Finance Company

<Subsidiaries>

*Olympus Asset Management Limited

Overseas Service Company

<Subsidiaries>
*Olympus Endo-Repair-Europe GmbH
*Olympus trgovina d.o.o.
*Olympus de Mexico S.A. de c.v.
**Olympus (Shenzhen) Industrial Ltd.

2. BUSINESS POLICY

1. Basic management policy

Based on its management vision "FOCUS 21" inaugurated in October 1994, the Company has engaged in corporate activities to become a "value-creating company" which emphasizes aligning its values with those of society at large, facilitating the creation of new values through its business activities and contributing to the materialization of people's health and welfare.

2. Basic principles concerning the distribution of profits

The Company follows a fundamental policy of distributing profits to its shareholders on a constant basis. Taking into consideration operating results and future prospects, as well as investment in the development of new technologies and products to strengthen its product competitiveness and improve profitability for a stronger management basis, the rationalization of its manufacturing functions and other factors, the Company endeavors to distribute profits to its shareholders to the extent funds remain available for dividends.

As to retained earnings, the Company will, based on the policy of "Selection and Concentration", focus the funds on businesses in the growth areas: the digital camera area, the endoscopes-peripheral area covering surgery, operative instruments and untrasonic devices, the gene-related area and the area of semiconductor-related testing devices, to establish new core businesses.

3. The Company's middle- and long-range management strategy

In the previous business year, the Company inaugurated its "99 Fundamental Management Plan," to define its ideal image in five years, under which the Company aims to make effective use of its Group's management resources to boost growth potential and continuously innovate its management and technology to strengthen international competitiveness and become a global company of good standing. To attain this aim, the Company places top priority on accelerating departure from matured businesses to growth businesses and strengthening the basis to attain the aim. Specifically, the Company engages in business activities with an emphasis on the following five items:

(1) Boost growth potential

In its existing businesses, the Company will concentrate its efforts on strengthening its profit-earning capability by building up product lines and reducing costs. With resources obtained by so doing, the Company will develop new businesses that will become core businesses of the Group in the near future.

(2) Materialize customer-creed management

To build up trustful relations with its customers through better communication and strengthen more unfailing brand power, the Company will place emphasis on the environment, CS (customer satisfaction), qualities and services.

(3) Promote global management

The Company will push forward businesses with emphasis on profitability of its Group as a whole and promote autonomous and self-sustained operations of local companies under the specified policies and rules.

(4) Improve technical capabilities

On the basis of "opto-digital technology," an integration of the Company's basic optical and precision technology and its cutting-edge digital technology, the Company will develop technologies with an eye on commercialization at all times, as well as based on the policy of "Selection and Concentration" and the utilization of third-party technologies, while taking into consideration the efficiency and speed of development as key factors.

(5) Strengthen management basis

To maintain its profit-earning capability, the Company will seek to drastically improve efficiency of the operations of its Group by running a campaign to reduce by half the total lead time covering all operating processes of development to marketing on a global basis, whereby reducing total operating costs.

3. OPERATING RESULTS

1. Overview of operating results for the business year ended March 31, 2001

(million yen)

	Net sales	Operating income	Ordinary income	Net income for the year	Net income per share for the year (yen)
Business year ended March 31, 2001 (as of March 31, 2001)	466,704	35,496	22,689	1,787	44.57
Business year ended March 31, 2000 (as of March 31, 2000)	428,646	30,132	20,784	1,860	7.03
Increase or decrease	8.9%	17.8%	9.2%	533.7%	-

<u>Overview of operating results for the business year ended March 31, 2001</u>

During the business year under review, the European and Asian economies remained strong in general, while the U.S. economy, which had been pulling the world economy along, decelerated due to deteriorated operating results of information technology (IT)-related companies. The Japanese economy at first showed a sign of self-sustained recovery, especially in the private sector, and remained in a phase of slow improvement in general. However, after the turn of the year, the economy declined sharply. In the foreign exchange market, the yen, which turned to depreciate in value against the dollar and euro, was higher on the average for the period in comparison with the previous business year.

Under these business circumstances, in its existing businesses, the Company, closely in cooperation with its Group companies, has concentrated its efforts on introducing new technologies to add higher value to its products and expanding peripheral businesses of its core products, as well as focusing its management resources on developing new businesses that will become core businesses. Specifically, the business of digital cameras grew to account for one-fourth (1/4) of net sales on a consolidated basis for the business year under review, or approximately ¥110 billion. In the area of genome, which is expected to expand hugely, the Company has established a joint venture with Mitsui Knowledge Industry Co., Ltd. to provide services of accepting genetic analyses and exerted its efforts to achieve market penetration to make the genome medical business a pillar of its businesses in the future.

On a consolidated basis, net sales for the business year under review increased for seven consecutive years to account for ¥466,704 million (a ¥38,058 million or 8.9% increase from the previous business year), as sales of digital cameras, among other things, increased substantially overseas though the appreciation of the yen against the euro caused a decrease in sales.

As to profit, due to cost and expense reduction efforts, operating income, ordinary income and net income for the year amounted to ¥35,496 million (a 17.8% increase from the

previous business year), ¥22,689 million (a 9.2% increase) and ¥11,787 million (a 533.7% increase), respectively.

Net sales, ordinary income and net income for the year were record highs on a consolidated basis.

Performance by business division

Imaging systems-related division:

On a consolidated basis, net sales in the imaging systems-related division amounted to ¥183,664 million (an 11.5% increase from the previous business year) and operating loss amounted to ¥279 million. Sales of digital cameras, specifically for the overseas market, increased substantially and contributed to an increase in net sales of the Group. While competitors increased the numbers of pixels of their products, the Company launched a 4-mega-pixel "CAMEDIA E-10" mounted with a 4x zoom lens and "CAMEDIA C-3040 ZOOM", which materializes the highest brightness among the class of its equivalents, whereby increasing the line of products. As to compact cameras, the Company launched "SUPERZOOM 120SF" mounted with a large real-image finder to spur demand. However, affected by the contracted market, sales declined. As to profit, the Company registered an operating loss as camera makers and major electric-appliance makers made serious inroads and competition further intensified.

Medical systems-related division:

On a consolidated basis, net sales in the medical systems-related division amounted to ¥195,567 million (a 4.8% increase from the previous business year) and operating income amounted to ¥40,493 million (a 12.4% increase). As to endoscopes, the Company exerted efforts to secure income from its mainstay digestive endoscopes and also expand its peripheral area covering surgery, ultrasonic endoscopes and operative instruments. Endoscopes-related sales in Japan increased only slightly due to continuing downturn in replacement demand from medical institutions, while overseas sales increased as sales of its mainstay digestive endoscopes and bronchial endoscopes increased steadily in the United States. As to blood analyzers, sales increased both in and outside of Japan. Operating income increased from the previous business year due to increased sales and cost reductions.

Machinery and equipment-related division:

On a consolidated basis, net sales in the machinery and equipment-related division amounted to ¥87,473 million (a 13.2% increase from the previous business year) and operating income amounted to ¥26 million. As to optical equipment, the Company commenced operations of a subsidiary incorporated in the United States to further expand its semiconductor-related business. In Japan, sales of liquid crystal inspection equipment and semiconductor-related inspection equipment were strong and overseas, sales of liquid crystal inspection equipment increased substantially in Asia. As to information equipment, sales increased in comparison with the previous year as sales of handy information terminals supplied to the Company's business partners in the United States increased substantially. As to operating income and loss, due to increased sales and cost reductions, the Company

registered operating income, which was negative in the previous business year.

Research and development

The Company has engaged in research and development activities to materialize its corporate business philosophy "Social-In", which emphasizes aligning its values with those of society at large and facilitating the creation of new values for society and people's life. On the basis of "opto-digital technology," an integration of the Company's cutting-edge optical technology and digital technology, the Company has promoted technological developments focusing on more downsized, finer and more diversified products in the areas of imaging, medical treatment, health and industry.

As a result of these efforts, the Company launched an "Ultrahigh-Resolution Rear Display System," which can produce 4-megapixel images on a 100-inch diagonal display, in April 2001.

The Company has also commenced services of accepting genetic analyses through its jointly established subsidiary and strengthened alliances with companies in and outside of Japan in research and development activities to make the genome medical business a pillar of its businesses in the future. Furthermore, the Company has conducted researches into "medical micro machines" to enable diagnoses by micro devices implanted in the body, whereby accumulating basic technologies.

Environmental protection

In 1992, the Company established "Olympus Environmental Principles." Based on the philosophy of "respecting nature and the safety and health of mankind and contributing to the reestablishment of a healthy environment and a society in which sustainable development is possible through ecologically compatible technological development and business practices," the Company has committed itself to tackling environmental issues according to its "Basic Environmental Plan," which is to be established every three years. Consequently, the Company has acquired the certification of ISO 14000, an international standard for environmental management systems, for almost all of its manufacturing facilities, including its affiliated companies. In September 2000, the Company published an "Olympus Environmental Report 2000," which provided a summary of its environmental initiatives.

2. Prospect for the next business year

The Japanese economy in the future still remains unforeseeable, while against the background of slow improvement in the employment conditions and corporate earnings on the rise, self-sustained growth, specifically in private sector demand, is expected. Overseas, the U.S. economy, specifically, has begun to decline and the situations facing export-oriented manufacturers are expected to be unpredictable.

In the IT-related area, among other things, the market environment is expected to change rapidly and speedier decision-making than ever before is required of corporate management.

Under these circumstances, to raise business efficiency and speed, as well as change the mind-set of all employees responsible therefor, in its bid to maximize its and its Group companies' enterprise values, the Company implemented reforms to its operating structures in April 2001. The operating divisions have been reorganized into three internal companies, or groups according to the market segments from the viewpoint of customers: "Imaging Systems Group," "Medical Systems Group" and "Industrial Systems Group." The staff units have been reorganized into "Corporate Center" and "Corporate R&D Center," whereby building up its stand-alone operation of the Groups and support system of the Centers.

Furthermore, for the purpose of separating the function of decision-making on management and supervision from the function of business operations to speed up business operations, establish clear lines of responsibility and strengthen corporate governance, the Company will reform the Board of Directors and introduce a system of executive officers after the close of the Ordinary General Meeting of Shareholders to be held in June 2001.

Through these series of reforms to its operating structures, the Company will accelerate the speed of operations and further improve profitability of its existing businesses. Simultaneously, the Company intends to expand businesses in the growth areas; the digital camera area, the endoscopes-peripheral area covering surgery, operative instruments and untrasonic devices, the genome area and the area of semiconductor-related inspection equipment.

As to business results on a consolidated basis for the next business year, the Company forecasts net sales, ordinary income and net income to amount to ¥525,000 million (a 12.5% increase from the business year under review), ¥30,000 million (a 32.2% increase) and ¥16,500 million (a 40.0% increase), respectively, assuming the exchange rates at $1=¥115 and Euro 1=¥105.

4. CONSOLIDATED FINANCIAL SHEETS, etc.

(1) Consolidated Balance Sheet

(million yen)

	Consolidated business year ended March 31, 2001 (as of March 31, 2001)	Consolidated business year ended March 31, 2000 (as of March 31, 2000)	Increase or decrease
ASSETS:			
Current assets:	374,872	388,877	(-) 14,005
Cash and deposits	100,144	95,578	4,566
Trade notes and trade accounts receivable	89,990	84,781	5,209
Securities	36,483	95,318	(-) 58,835
Inventory	110,240	79,527	30,713
Deferred tax assets	20,158	19,528	630
Other assets	19,964	16,025	3,939
Allowance for doubtful accounts	(-) 2,107	(-) 1,880	(-) 227
Fixed assets:	209,231	137,966	71,265
Tangible fixed assets:	81,639	76,959	4,680
Buildings and structures	31,855	29,088	2,767
Machinery and equipment and motor vehicles	8,948	7,846	1,102
Tools, furniture and fixtures	25,456	23,105	2,351
Lands	15,084	15,434	(-) 350
Construction in progress	296	1,486	(-) 1,190
Intangible fixed assets:	2,443	2,145	298
Investments and other fixed assets:	125,149	58,862	66,287
Investment securities	71,016	7,267	63,749
Equity participation	31,582	30,556	1,026
Deferred tax assets	8,477	9,043	(-) 566
Other fixed assets	14,455	12,472	1,983
Allowance for doubtful accounts	(-) 381	(-) 476	95
(Foreign exchange translation adjustment)	-	9,331	(-) 9,331
TOTAL ASSETS	584,103	536,174	47,929

(million yen)

	Consolidated business year ended March 31, 2001 (as of March 31, 2001)	Consolidated business year ended March 31, 2000 (as of March 31, 2000)	Increase or decrease
LIABILITIES:	250,585	217,499	33,086
Current liabilities:	71,535	63,036	8,499
Trade notes and trade accounts payable	79,030	88,939	(-) 9,909
Short-term loans payable	20,000	13,185	6,815
Bonds redeemable within one year	38,845	30,454	8,391
Accrued expenses payable	7,729	3,236	4,493
Accrued warranty cost	3,600	3,256	344
Others current liabilities	29,846	15,393	14,453
Fixed liabilities:	139,383	126,773	12,610
Bonds	90,000	110,000	(-) 20,000
Long-term loans payable	38,149	7,308	30,841
Allowance for retirement and severance benefits	-	6,563	(-) 6,563
Reserve for retirement and severance benefits	6,613	-	6,613
Allowance for officers' retirement gratuities	1,281	1,203	78
Other fixed liabilities	3,340	1,699	1,641
TOTAL LIABILITIES	389,968	344,272	45,696
MINORITY INTERESTS:	1,906	1,561	345
Capital:	40,833	40,833	-
Capital reserve:	65,528	65,528	-
Consolidated retained earnings:	92,297	83,986	8,311
Revaluation difference of other securities:	(-) 204	-	(-) 204
Foreign exchange translation adjustment:	(-) 6,220	-	(-) 6,220
Treasury stock:	(-) 5	(-) 6	1
TOTAL SHAREHOLDERS' EQUITY	192,229	190,341	1,888
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	584,103	536,174	47,929

(2) Consolidated Statement of Income and Retained Earnings

	Consolidated business year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)		Consolidated business year ended March 31, 2000 (from April 1, 1999 to March 31, 2000)		Increase or decrease	
	(million yen)	%	(million yen)	%	(million yen)	%
Net sales	466,704	100	428,646	100	38,058	8.9
Cost of sales	271,444	58.2	238,728	55.7	32,716	13.7
Gross profit on sales	195,260	41.8	189,918	44.3	5,342	2.8
Selling, general and administrative expenses	159,764	34.2	159,786	37.3	(-) 22	- 0.0
Operating income	35,496	7.6	30,132	7.0	5,364	17.8
Non-operating income	5,052	1.1	5,183	1.2	(-) 131	- 2.5
Interest received	1,145		2,194		(-) 1,049	
Other income	3,907		2,989		918	
Non-operating expenses	17,859	3.8	14,531	3.4	3,328	22.9
Interest paid	8,905		8,866		39	
Other expenses	8,954		5,665		3,289	
Ordinary income	22,689	4.9	20,784	4.8	1,905	9.2
Special income:	-	-	709	0.2	(-) 709	-
Transfer to allowance for doubtful accounts	-		433		(-) 433	
Gain on fluctuations in equity	-		276		(-) 276	
Special loss:	908	0.2	16,996	4.0	(-)16,088	(-) 94.7
Loss from disposition of financial assets	-		16,996		(-)16,996	
Revaluation loss of investment securities	417		-		417	
Loss from disposition of subsidiaries	491		-		491	
Income before tax for the year	21,781	4.7	4,497	1.0	17,284	384.3
Corporate income taxes, inhabitant taxes and enterprise taxes	9,149	2.0	4,064	1.0	5,085	
Prior year corporate income taxes, inhabitant taxes and enterprise taxes	426	0.1	267	0.0	159	
Adjustment to corporate income taxes, etc.	250	0.1	(-) 1,704	(-) 0.4	1,954	
Minority interests	169	0.0	10	0.0	159	1,590.0

	Consolidated business year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)		Consolidated business year ended March 31, 2000 (from April 1, 1999 to March 31, 2000)		Increase or decrease	
	(million yen)	%	(million yen)	%	(million yen)	%
Net income for the year	11,787	2.5	1,860	0.4	9,927	533.7
Balance of consolidated retained earnings at beginning of year	83,986		83,934			
Increase or decrease in consolidated retained earnings (decrease: -)	(-) 3,476		(-) 1,808			
Balance of consolidated retained earnings at end of year	92,297		83,986			

(3) Consolidated Statements of Cash Flows

(million yen)

	Consolidated business year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)	Consolidated business year ended March 31, 2000 (from April 1, 1999 to March 31, 2000)	Increase or decrease
I. Cash flows from operating activities			
1. Income before tax for the year	21,781	4,497	17,284
2. Depreciation	18,247	16,288	1,959
3. Interest and dividend income	(1,585)	(2,420)	835
4. Interest expenses	8,905	8,866	39
5. Loss from sale of securities	-	2,958	(2,958)
6. Income from equity participation	(899)	-	(899)
7. Revaluation loss of investment securities	417	-	417
8. Loss from disposition of subsidiaries	491	-	491
9. Loss from disposition of financial assets	-	16,996	(16,996)
10. (Increase) decrease in trade accounts receivable	(1,075)	3,813	(4,888)
11. (Increase) decrease in inventory	(24,843)	3,541	(28,384)
12. Increase in trade accounts payable	802	14,192	(13,390)
13. Increase in accounts payable	7,871	7,302	569
14. Other operating activities	10,769	(963)	11,732
Subtotal	40,881	75,070	(34,189)
15. Interest and dividends received	2,215	1,937	278
16. Interest paid	(8,376)	(8,785)	409
17. Expenditure on disposition of swap for hedging purposes	-	(2,281)	2,281
18. Corporate income taxes, etc. paid	(5,416)	(7,952)	2,536
Net cash (used in) provided by operating activities	29,304	57,989	(28,685)
II. Cash flows from investing activities			
1. Expenditure on placing of time deposits	(15,069)	(32,719)	17,650
2. Gain on withdrawal of time deposits	31,224	41,037	(9,813)
3. Expenditure on acquisition of securities	(89,920)	(77,031)	(12,889)
4. Gain on sale of securities	57,260	75,657	(18,397)
5. Gain on loans (mainly repurchase agreements)	34,822	122	34,700
6. Expenditure on purchase of short-term special financial assets	-	(15,757)	15,757
7. Gain on disposition of short-term special financial assets	-	31,069	(31,069)
8. Expenditure on acquisition of tangible fixed assets, etc.	(21,499)	(17,829)	(3,670)
9. Expenditure on acquisition of investment securities	(10,733)	(5,770)	(4,963)

	Consolidated business year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)	Consolidated business year ended March 31, 2000 (from April 1, 1999 to March 31, 2000)	Increase or decrease
10. Gain on sale of investment securities	2,704	164	2,540
11. Expenditure on acquisition of shares of newly consolidated subsidiaries	(336)	-	(336)
12. Expenditure on contribution to equity participation	-	(30,101)	30,101
13. Expenditure on disposition of swap for investment purposes	-	(683)	683
14. Other investing activities	(290)	(3,771)	3,481
Net cash (used in) provided by investing activities	(11,837)	(35,612)	23,775
III. Cash flows from financing activities			
1. Net increase (net decrease) in short-term loans payable	(1,611)	(2,652)	1,041
2. Gain from long-term loans payable	30,725	2,746	27,979
3. Expenditure on repayment of long-term loans payable	(11,072)	(83)	(10,989)
4. Expenditure on redemption of bonds	(13,185)	-	(13,185)
5. Gain on payment from minority shareholders	196	1,428	(1,232)
6. Dividends paid	(3,438)	(1,719)	(1,719)
7. Dividends paid to minority shareholders	(22)	(3)	(19)
8. Other financing activities	1	(218)	219
Net cash (used in) provided by financing activities	1,594	(501)	2,095
IV. Translation gain/loss related to cash and cash equivalents	1,354	(1,624)	2,978
V. Net increase (decrease) in cash and cash equivalents	20,415	20,252	163
VI. Cash and cash equivalents at beginning of year	64,032	43,729	20,303
VII. Cash and cash equivalents of newly consolidated subsidiaries at beginning of year	304	51	253
VIII. Cash and cash equivalents at end of year	84,751	64,032	20,719

(Translation omitted hereinafter)

- END -

(Translation)

May 21, 2001

BRIEF ANNOUNCEMENT OF NON-CONSOLIDATED SETTLEMENT OF ACCOUNTS FOR THE BUSINESS YEAR ENDED MARCH 31, 2001

Name of listed company:	Olympus Optical Co., Ltd.
Listing exchange:	Tokyo Stock Exchange Osaka Securities Exchange
Code number:	7733
Location of head office:	Tokyo
Inquiries to be directed to:	Minoru Ohta General Manager of Accounting Dept. Tel. (03) 3340-2151
Date of meeting of the Board of Directors concerning settlement of accounts:	May 21, 2001
Date of ordinary general meeting of shareholders:	June 28, 2001
Interim dividend system:	Yes

1. Non-consolidated business results for the business year ended March 31, 2001 (April 1, 2000 through March 31, 2001):

(1) Operating results:

(Note) Figures are stated by discarding fractions of one million yen.

	Business year ended March 31, 2001	Business year ended March 31, 2000
Net sales	¥312,931 million (12.0%)	¥279,446million (8.6%)
Operating income	¥17,303 million (31.3%)	¥13,177 million (- 37.0%)
Ordinary income	¥12,344 million (56.5%)	¥7,888 million (- 21.6%)
Net income	¥7,507 million (- %)	- ¥5,089 million (- %)
Net income per share	¥28.39	- ¥19.24
Fully diluted earnings per share	¥ -	¥ -
Percentage of net income to shareholders' equity	4.1%	- 2.8%
Percentage of ordinary income to total capital	3.3%	2.2%
Percentage of ordinary income to net sales	3.9%	2.8%

(Notes)

1) Average of the total number of shares issued and outstanding during the year:

Business year ended March 31, 2001: 264,472,608 shares

Business year ended March 31, 2000: 264,472,608 shares

2) Changes in accounting methods: None

3) The percentages in the items of net sales, operating income, ordinary income and net income indicate the rates of increase or decrease from the previous business year.

(2) State of dividends:

	Business year ended March 31, 2001	Business year ended March 31, 2000
Annual dividend per share	¥13.00	¥6.50
(interim dividend)	¥6.50	-
(year-end dividend)	¥6.50	¥6.50
Total amount of dividends (for the year)	¥3,438 million	¥1,719 million
Pay-out ratio	45.8%	- 33.8%
Ratio of dividends to shareholders' equity	1.9%	1.0%

(Note) Breakdown of the year-end dividend for the year ended March 31, 2001:
Commemorative dividend -
Special dividend -

Financial condition:

	Business year ended March 31, 2001	Business year ended March 31, 2000
Total assets	¥384,035 million	¥367,735 million
Shareholders' equity	¥183,327 million	¥178,491 million
Ratio of shareholders' equity to total liabilities and shareholders' equity	47.7%	48.5%
Shareholders' equity per share	¥693.18	¥674.90

(Note) Total number of shares issued and outstanding at the end of the year:

Business year ended March 31, 2001: 264,472,608 shares
Business year ended March 31, 2000: 264,472,608 shares

2. Forecast of non-consolidated operating results for the business year ending March 31, 2002 (April 1, 2001 through March 31, 2002):

	Interim	Full-year
Net sales	¥174,000 million	¥347,000 million
Ordinary income	¥8,500 million	¥20,000 million

Net income	¥5,000 million	¥11,000 million
Annual dividend per share	¥6.50	-
(interim dividend)	-	¥6.50
(year-end dividend)	-	¥13.00

(Reference) Forecast of net income per share (full-year) ¥41.59

11. NON-CONSOLIDATED FINANCIAL STATEMENTS, ETC.

(1) Non-Consolidated Balance Sheet

(million yen)

	Non-consolidated business year ended March 31, 2001 (as of March 31, 2001)	Non-consolidated business year ended March 31, 2000 (as of March 31, 2000)	Increase or decrease
ASSETS:			
Current assets:	233,107	244,527	(-) 11,420
Cash and deposits	72,311	77,127	(-) 4,815
Trade notes receivable	594	214	379
Trade accounts receivable	50,227	45,136	5,090
Securities	36,483	65,539	(-) 29,055
Finished goods	34,821	22,334	12,486
Materials	2,906	2,086	819
Goods in process	14,120	9,356	4,764
Accounts receivable - other	10,199	9,690	509
Deferred tax assets	8,425	10,426	(-) 2,001
Other current assets	3,289	3,177	112
Allowance for doubtful accounts	(-) 273	(-) 562	289
Fixed assets:	150,928	123,207	27,720
Tangible fixed assets:	52,302	51,955	346
Buildings	18,166	19,510	(-) 1,344
Structures	907	964	(-) 56
Machinery and equipment	6,245	6,059	186
Motor vehicles	16	6	10
Tools, furniture and fixtures	11,242	9,647	1,595
Land	15,464	15,409	54
Construction in progress	260	359	(-) 99
Intangible fixed assets:	822	765	56
Patents	468	609	(-) 140
Trademark rights	80	96	(-) 16
Software	161	-	161
Software suspense account	59	-	59

Utility rights	52	60	(-) 7
Investments etc.:	97,804	70,485	27,318
Investment securities	35,247	6,199	29,048
Capital stocks of subsidiaries	18,098	19,191	(-) 1,093
Equity participation	30,924	30,188	736
Equity participation in subsidiaries	4,974	4,974	-
Long-term loans receivable	1,574	2,400	(-) 826
Deferred tax assets	4,692	5,132	(-) 440
Other investments, etc.	2,639	2,752	(-) 113
Allowance for doubtful accounts	(-) 347	(-) 354	7
TOTAL ASSETS	384,035	367,735	16,300

(million yen)

	Non-consolidated business year ended March 31, 2001 (as of March 31, 2001)	Non-consolidated business year ended March 31, 2000 (as of March 31, 2000)	Increase or decrease
LIABILITIES:			
Current liabilities:	124,057	92,580	31,476
Trade notes payable	6,222	4,668	1,553
Trade accounts payable	56,737	48,295	8,441
Short-term loans payable	1,400	1,400	-
Bonds redeemable within one year	20,000	10,000	10,000
Accounts payable - others	13,221	11,327	1,893
Accrued expenses payable	19,249	14,844	4,405
Accrued corporate income taxes	2,678	102	2,576
Accrued warranty cost	1,011	1,080	(-) 69
Others current liabilities	3,536	861	2,674
Fixed liabilities:	76,650	96,662	(-) 20,012
Bonds	75,000	95,000	(-) 20,000
Long-term deposit	33	33	-
Allowance for retirement and severance benefits	-	470	(-) 470
Allowance for employee retirement benefits	389	-	389
Allowance for officers' retirement gratuities	1,227	1,159	68
TOTAL LIABILITIES	200,708	189,243	11,464
Capital	40,832	40,832	-
Legal reserve:	71,851	71,507	343
Capital reserve	65,528	65,528	-
Earned reserve	6,323	5,979	343
Surplus	69,876	66,150	3,725
Reserve for allowance for dividends	-	4,700	(-) 4,700
Reserve for interim dividends	4,700	4,700	-
Reserve for product development	4,000	4,000	-
Reserve for special depreciation	37	41	(-) 3
Reserve for advanced depreciation	3,083	3,272	(-) 188
General reserve	50,121	50,121	-
Unappropriated retained earnings or undisposed loss (-) for the year	7,933	(-) 684	8,617

Net income or loss (-) for the year	7,507	(-) 5,089	12,596
Revaluation difference of other securities	767	-	767
TOTAL SHAREHOLDERS' EQUITY	183,327	178,491	4,836
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	384,035	367,735	16,300

(2) Non-Consolidated Statement of Income

(Million yen)

	Non-consolidated business year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)	Non-consolidated business year ended March 31, 2000 (from April 1, 1999 to March 31, 2000)	Increase or decrease
Ordinary Income and Loss			
Operating income and loss:			
Net sales	312,931	279,446	33,484
Cost of sales	232,772	203,488	29,283
Selling, general and administrative expenses	62,855	62,780	74
Operating income	**17,303**	**13,177**	**4,126**
Non-operating income and loss:			
Non-operating income	5,518	5,479	38
Interest received, Dividends received	1,007	2,426	(-) 1,418
Other non-operating income	4,510	3,053	1,457
Non-operating expenses	10,477	10,768	(-) 290
Interest paid	2,996	4,911	(-) 1,914
Other non-operating expenses	7,480	5,857	1,623
Ordinary income	**12,344**	**7,888**	**4,456**
Special income and loss:			
Special income	671	157	513
Income from sale of capital stocks of subsidiaries	375	-	375
Transfer to allowance for doubtful accounts	296	157	138
Special loss	717	17,105	(-)16,388
Loss from disposition of financial assets	-	16,995	(-)16,995
Revaluation loss of investment securities	417	-	417
Transfer to reserve for investment appraisal	300	110	190
Income or loss (-) before tax for the year	**12,298**	**(-) 9,059**	**21,358**
Corporate income taxes, inhabitant taxes and enterprise taxes	2,900	22	2,877
Prior year corporate income taxes, inhabitant taxes and enterprise taxes	-	267	(-) 267
Adjustment enterprise taxes etc.	1,891	**(-) 4,260**	6,151
Net income or loss (-) for the year	**7,507**	**(-) 5,089**	**12,596**

Retained earnings brought forward from the previous year	2,316	4,404	
Interim dividends	1,719	-	
Transfer to earned reserve	171	-	
Unappropriated retained earnings or undisposed loss (-) for the year	**7,933**	**(-) 684**	

(3) Proposed Appropriation of Retained Earnings

	Non-consolidated business year ended March 31, 2001 (million yen)	Non-consolidated business year ended March 31, 2000 (million yen)	Increase or decrease (million yen)
Unappropriated retained earnings (or undisposed loss (-)) at the end of year	7,933	(-) 684	8,617
Reversal of voluntary reserve			
Reversal of reserve for allowance for dividends	-	4,700	(-) 4,700
Reversal of reserve for special depreciation	-	3	(-) 3
Reversal of reserve for advanced depreciation	161	188	(-) 27
Total:	8,094	4,207	3,886
The above retained earnings are to be appropriated as follows:			
Earned reserve	178	172	6
Dividends to shareholders (ordinary dividend per share)	1,719 (¥6.50)	1,719 (¥6.50)	0
Bonus to Directors	60	-	60
Reserve for special depreciation	8	-	8
General reserve	1,700	-	1,700
Total:	3,665	1,891	1,774
Retained earnings brought forward to the next year	4,429	2,316	2,112

(Translation omitted hereinafter)

- END -

平成13年3月期　決算短信(連結)

平成13年5月21日

上場会社名　オリンパス光学工業株式会社　上場取引所 東 大
コード番号　7733　本社所在都道府県 東京都
問合せ先 責任者役職名　経理部長
氏　名　太田 稔　TEL (03) 3340 - 2151
決算取締役会開催日　平成13年5月21日

1. 13年 3月期の連結業績(平成12年4月1日 ～ 平成13年3月31日)

(1)連結経営成績　百万円未満の端数は四捨五入

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
13年 3月期	466,704	8.9	35,496	17.8	22,689	9.2
12年 3月期	428,646	3.6	30,132	△ 21.1	20,784	3.6

	当期純利益		1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	売上高経常利益率
	百万円	%	円 銭	円 銭	%	%	%
13年 3月期	11,787	533.7	44.57	-	6.2	4.1	4.9
12年 3月期	1,860	△ 79.1	7.03	-	1.0	3.9	4.8

(注)①持分法投資損益　13年 3月期　311 百万円　12年 3月期　61 百万円
②期中平均株式数(連結)　13年 3月期　264,464,718 株　12年 3月期　264,463,861 株
③会計処理の方法の変更　無
④売上高、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2)連結財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
13年 3月期	584,103	192,229	32.9	726.85
12年 3月期	536,174	190,341	35.5	719.71

(注)期末発行済株式数(連結)　13年 3月期　264,470,061 株　12年 3月期　264,468,447 株

(3)連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
13年 3月期	29,304	△ 11,837	1,594	84,751
12年 3月期	57,989	△ 35,612	△ 501	64,032

(4)連結範囲及び持分法の適用に関する事項
連結子会社数 64 社　持分法適用非連結子会社数 3 社　持分法適用関連会社数 3 社

(5)連結範囲及び持分法の適用の異動状況
連結(新規)11 社 (除外)1 社　持分法(新規)0 社 (除外) 2 社

2. 14年 3月期の連結業績予想(平成13年4月1日 ～ 平成14年3月31日)

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
中間期	254,000	11,000	6,000
通期	525,000	30,000	16,500

(参考)1株当たり予想当期純利益(通期)　62 円 39 銭

1.企業集団の状況

当グループは、オリンパス光学工業株式会社（当社）、子会社67社及び関連会社4社で構成されており、映像関連、医療器関連及び機器関連製品の製造販売を主な事業とし、さらに各事業に関連する持株会社、システム開発、運送、金融投資及びその他サービス等の事業活動を展開しております。

企業集団の事業内容と各事業に係る位置づけ並びに事業の種類別セグメントとの関連は次のとおりであります。

下記の区分の映像関連部門、医療器関連部門及び機器関連部門については、事業の種類別セグメントにおける映像関連部門、医療器関連部門及び機器関連部門にそれぞれ対応しております。その他部門については、これら3部門に関して付随する事業を行っております。

区　分	主要製品及び事業の内容	主要な会社名
映像関連部門	カメラ、デジタルカメラ、録音機	当社 (連結子会社) オリンパスプロマーケティング(株)、オリンパス光電子(株)、大町オリンパス(株)、坂城オリンパス(株)、 Olympus America Inc.、Olympus Optical Co.(Europa) GmbH、Olympus Optical Co. (U.K.) Ltd.、Olympus France S.A.、Olympus Hong Kong and China Limited、Olympus (Shenzhen) Industrial Ltd.
医療器関連部門	ファイバースコープ、硬性鏡、ビデオスコープ、血液分析機	当社 (連結子会社) オリンパスプロマーケティング(株)、ケイエスオリンパス(株)、オリンパス光電子(株)、白河オリンパス(株)、三島オリンパス(株)、 Olympus America Inc.、Olympus Optical Co.(Europa) GmbH、Olympus Winter&Ibe GmbH、KeyMed(Medical & Industrial Equipment) Ltd.、Olympus France S.A.、Olympus Singapore Pte.Ltd.
機器関連部門	顕微鏡、測定器、プリンタ、光磁気ディスク装置、バーコードスキャナ	当社 (連結子会社) オリンパスプロマーケティング(株)、ケイエスオリンパス(株)、(株)岡谷オリンパス、坂城オリンパス(株)、 Olympus America Inc.、Olympus Optical Co.(Europa) GmbH、Olympus Optical Co. (U.K.) Ltd.、Olympus France S.A.、Olympus Singapore Pte .Ltd.
その他部門	持株会社、システム開発、運送、金融投資、その他のサービス	当社 (連結子会社) オリンパスシステムズ(株)、オリンパスロジテックス(株)、オリンパステクニカルサービス(株)、(株)オリンパス総合サービス、 Olympus USA Incorporated、Olympus Corporation of America、Olympus Asian Pacific Limited、Olympus Asset Management Limited

オリンパス販売(株)は平成13年4月1日付でオリンパスプロマーケティング(株)へ社名変更しております。

以上に述べた当グループの概略図は、次のとおりであります。

外部顧客

↑

国内販売会社

<子会社>
*オリンパスプロマーケティング(株)
*ケイエスオリンパス(株)
*(株)オリンパス エー・ヴィ・エス

<関連会社>
**(株)アダチ

海外販売会社

欧州

<子会社>
*Olympus Optical Co. (Europa) GmbH (ドイツ)
*Olympus Winter & Ibe GmbH (ドイツ)
*Olympus Optical Co. (U.K.) Ltd. (英国)
*KeyMed (Medical & Industrial Equipment) Ltd. (英国)
*KeyMed Ireland Ltd. (アイルランド)
*Olympus France S.A. (フランス)
*Olympus Diagnostica GmbH (ドイツ)
*Olympus Austria Ges.m.b.H (オーストリア)
*Olympus Optical AB (スウェーデン)
*Olympus Optical (Schweiz) AG (スイス)
*Olympus d.o.o. za trgovinu (クロアチア)
*Olympus C&S, spol. s.r.o. (チェコ)
*Olympus Danmark A/S (デンマーク)
*Olympus Norge A/S (ノルウェー)
*Olympus Italia S.r.l. (イタリア)
*Olympus Optical Polska Sp. z.o.o. (ポーランド)
*Olympus Endoterapia Sp. z.o.o. (ポーランド)
*Olympus Hungary Kft. (ハンガリー)
*Olympus Medical Care (Hungary) Kft. Medical Service Limited Liability Company (ハンガリー)
*Endotronic A/S, Denmark (デンマーク)
*Endotronic A/S, Norway (ノルウェー)
*Endotronic OY, Finland (フィンランド)
**Olympus Moscow Limited Liability Company (ロシア)

<関連会社>
**Olympus Nederland B.V. (オランダ)

北米

<子会社>
*Olympus America Inc. (米国)
*Keymed Incorporated (米国)
*Olympus Integrated Technologies America Inc. (米国)

アジア

<子会社>
*Olympus Singapore Pte. Ltd. (シンガポール)
*Olympus Technologies Singapore Pte Ltd (シンガポール)
*Olympus Australia Pty Ltd. (オーストラリア)
*Olympus New Zealand Limited. (ニュージーランド)
*Olympus (Thailand) Company Limited (タイ)
*Olympus Korea Co., Ltd. (韓国)

<関連会社>
Olympus (India) Private Ltd. (インド)

↑

(親会社)オリンパス光学工業株式会社

↕

国内製造会社

映像関連
<子会社>
*東京金属(株)
*オリンパス光電子(株)
*大町オリンパス(株)
*坂城オリンパス(株)
*(株)東京金属協和工場

医療器関連
<子会社>
*オリンパス光電子(株)
*白河オリンパス(株)
*三島オリンパス(株)
<関連会社>
**(株)オプノテック

機器関連
<子会社>
*坂城オリンパス(株)
*(株)岡谷オリンパス
*(株)オリンパスエンジニアリング

国内システム開発会社

<子会社>
*オリンパスシステムズ(株)

国内運送会社

<子会社>
*オリンパスロジテックス(株)

国内サービス会社

<子会社>
*オリンパステクニカルサービス(株)
*(株)オリンパス綜合サービス
*(株)オリンパスメディカルエンジニアリング
*オリンパスリース(株)
*(株)ノバスジーン

海外製造会社

映像関連
<子会社>
*Olympus Hong Kong and China Limited (香港)
*Olympus (Shenzhen) Industrial Ltd. (中国)
*Olympus Taiwan Co. Ltd. (台湾)
**北京北照奥林巴斯光学有限公司 (中国)

医療器関連
<子会社>
*Olympus Winter & Ibe GmbH (ドイツ)
*Olympus Diagnostica GmbH (ドイツ)
*KeyMed (Medical & Industrial Equipment) Ltd. (英国)
*Algram Group Limited (英国)

機器関連
<子会社>
*Olympus Technologies Singapore Pte Ltd (シンガポール)

海外持株会社

<子会社>
*Olympus USA Incorporated (米国)
*Olympus Corporation of America (米国)
*Olympus (U.K.) Ltd. (英国)
*Olympus Asian Pacific Limited (香港)
*Olympus (China) Investment Co., Ltd. (中国)

海外システム開発会社

<子会社>
*Olympus Software Europe GmbH (ドイツ)

海外金融会社

<子会社>
*Olympus Asset Management Limited (香港)

海外サービス会社

<子会社>
*Olympus Endo-Repair Europe GmbH (ドイツ)
*Olympus trgovina d.o.o. (スロヴェニア)
*Olympus de Mexico S. A. de c. v. (メキシコ)
**奥林巴斯貿易(上海)有限公司 (中国)

*印は連結子会社
**印は持分法適用会社を示す。

【凡例】
──→ 製品の供給
- - - → 製造用部品の供給

2. 経 営 方 針

1. 経営の基本方針

当社は、平成6年に経営ビジョン「FOCUS 21」を定め、社会と価値観を共有しながら、事業を通して新しい価値を提案し、人々の健康と幸せな生活を実現する「価値創造企業」となることを目指して活動しています。

2. 利益配分に関する基本方針

当社は、株主各位に安定的な成果配分を行うことを基本方針としており、業績および将来の見通しのほか、商品競争力の強化、収益力の向上による経営基盤の充実のための新技術・製品の開発、製造機能の合理化等への投資等も勘案して、配当原資に余裕がある限り、株主各位への利益還元に努めております。

なお、内部留保資金については、「選択と集中」によって、デジタルカメラをはじめ外科、処置具、超音波などの内視鏡周辺分野、遺伝子関連商品、半導体関連検査装置などの成長事業へ重点的に配分し、新しい事業の核の確立に努めてまいる所存であります。

3. 中長期的な経営戦略

当社は、前期を初年度とする5年後の当社のあるべき姿を掲げた「99経営基本計画」において、「グループ経営資源を有効に活用しつつ、更なる成長を追求し、絶えざる経営革新と技術革新によって国際競争力の強化をはかり、グローバル優良企業を目指す」ことを目標に定めております。この目標を達成するため、「成熟事業から成長事業へのシフトを加速する」ことと、「目標を達成できる体質の強化」を最優先の経営課題として、次の5項目に重点を置いて経営を進めております。

(1)成長の追求

既存事業においては、商品ラインナップの拡充と原価低減により収益体質の強化に努め、ここで得られた原資を基に、近い将来にグループの中核事業となりうる新事業を創成する。

(2)顧客原点の経営の実現

顧客とのより良いコミュニケーションによって信頼関係を築き、信頼できるブランド力を強化するため、環境、CS、品質、サービスに重点を置いた活動を行う。

(3)グローバル経営の推進

グループ全体の収益を重視した事業推進と、一定の方針・ルールのもとでの各現地法人の自主・自立の経営を展開する。

(4)技術力の強化

当社の基盤技術である光学・精密技術と、最先端のデジタル技術を融合した「オプト・デジタル・テクノロジー」を核として、常に事業化を念頭に置いた技術開発を基本とし、選択と集中、外部技術の活用等の手段を取り入れ、開発効率、スピードをキーファクターとして取り組む。

(5)経営体質の強化

収益基盤を確保するため、グローバルベースでの開発から販売までの全事業プロセスにおけるトータル・リードタイムの半減を目指す運動を展開するなど、グループの業務効率を徹底的に追求し、トータル事業コストの削減を行う。

3. 経 営 成 績

1. 当期の概況

（百万円）

	売上高	営業利益	経常利益	当期純利益	1株当たり当期純利益（円）
平成13年3月期	466,704	35,496	22,689	11,787	44.57
平成12年3月期	428,646	30,132	20,784	1,860	7.03
増減率	8.9%	17.8%	9.2%	533.7%	-

当期の業績全般の概況

当期の経済環境は、欧州、アジアなど総じて堅調な経済状況が続きましたが、世界経済を牽引してきた米国において、IT関連企業の業績悪化により成長の減速が見られました。一方、国内においては、民間企業を中心に自律的回復に向けた動きが継続し、全体としては緩やかな改善基調で推移しましたが、今年に入り急激に冷え込みました。また、為替相場は対ドル、対ユーロとも円安に転じましたが、年度を平均すると前期に比べ円高となりました。

このような経営環境のもと、当社はグループ各社との連携を密に行い、既存事業においては、新しい技術によって付加価値を高め、コア商品の周辺事業を拡大するとともに、経営資源を重点配分することにより、新たな核となる新規事業の創成に努めてまいりました。特にデジタルカメラは当期連結売上高の約4分の1にあたる1,100億円を売り上げるまでに成長いたしました。また、急拡大が期待される「ゲノム」分野においては、三井情報開発株式会社との共同出資により遺伝子受託解析サービスの新会社を設立するなど、「ゲノム」医療事業を将来の柱とすべく、市場への取り組みを強化いたしました。

当期の連結売上高は、対ユーロの大幅な円高による売上減少の影響を受けながらも、特に海外でデジタルカメラが大幅に売上を伸ばしたことから、前期に比べ380億58百万円増の4,667億4百万円（前期比8.9%増）となり、7期連続の増収となりました。

一方、利益面では、原価の低減および経費の削減等に努めた結果、営業利益は354億96百万円（前期比17.8%増）、経常利益は226億89百万円（前期比9.2%増）、および当期純利益は117億87百万円（前期比533.7%増）を確保いたしました。

なお、連結売上高、経常利益および当期純利益は過去最高であります。

部門別の状況

映像関連部門

映像関連部門の連結売上高は1,836億64百万円（前期比11.5%増）、営業損失は2億79百万円となりました。デジタルカメラは海外を中心に大きく売上を伸ばし、グループの売上高の増加に大きく寄与いたしました。各社商品の高画素数化が進むなか、当社は400万画素で4倍ズームレンズを搭載した「キャメディアE－10」やクラス最高レベルの明るさを実現した「キャメディアC－3040ZOOM」などを発売し、商品ラインナップを拡充いたしました。一方、コンパクトカメラでは、大型化された実像式ファインダーを搭載した「スーパーズーム120SF」を発売するなど需要の喚起に努めましたが、市場規模縮小の影響をカバーしきれず、減収となりました。また、利益面では、カメラメーカーや大手電機メーカーがデジタルカメラ市場に本格的に参入し、価格競争が激化したため、営業損失を計上いたしました。

医療器関連部門

医療器関連部門の連結売上高は1,955億67百万円（前期比4.8%増）、営業利益は404億93百万円（前期比12.4%増）となりました。内視鏡関連では主力の消化器系内視鏡の収益確保に努めるとともに、外科、超音波および処置具などの周辺分野の拡大に注力いたしました。内視鏡関連の売上は、国内においては、医療機関における更新需要の冷え込みが続いたため微増収に留まりましたが、米国で主力の消化器系内視鏡や気管支用内視鏡の販売が好調であったため、海外売上高は増収となりました。血液分析機関連では国内、海外とも売上を伸ばしました。営業利益は売上増および経費節減の効果により前期に比べ増益となりました。

機器関連部門

機器関連部門の連結売上高は874億73百万円(前期比13.2%増)、営業利益は26百万円となりました。光学機器関連においては、米国に設立した子会社の営業を開始して半導体関連事業の一層の強化を図りました。光学機器関連の売上高は国内においては液晶検査装置および半導体関連の検査装置の販売が好調であり、海外でもアジアで液晶検査装置などが大きく売上を伸ばしました。また、情報機器関連では米国の業務提携先に供給した携帯情報端末(ハンディターミナル)の販売が大きく伸びたため、売上高は前期を上回りました。営業損益では、売上増と経費節減の効果により、前期の赤字から一転して営業利益を計上いたしました。

研究開発の状況

社会と価値観を共有しながら、社会や人々の生活に新しい価値を提供するという当社の経営思想「Social－In」を実現すべく、研究開発活動を行っております。当社の最先端の光学技術とデジタル技術を融合させた「オプト・デジタル・テクノロジー」をベースに、映像、医療・健康、工業の各領域において、小型化、精細化、複合化に重点を置いた技術開発を推進しております。

その成果として、400万画素の映像を100型大画面に表示できる「超高精細画像表示システム」を平成13年4月より発売いたしました。

また、共同出資の子会社を通じて遺伝子受託解析サービスを開始するなど、内外の企業との提携を強化して、「ゲノム」医療事業を将来の事業の柱とすべく研究開発に努めております。さらに、体内に取り込まれた微小な機械が診断を行う「医療用マイクロマシン」の研究を手がけており、基礎技術の蓄積を行っております。

環境への取り組みの状況

1992年に「オリンパス環境憲章」を制定し、「人々の安全・健康と自然の営みを尊重し、環境に調和する技術の開発・事業活動を通して、持続的発展が可能な人間社会と健全な環境の実現に貢献する」ことを理念として、3年毎に定める「環境基本計画」に沿って、積極的に環境問題に取り組み、関連会社を含めほとんどの事業場で環境ISO14000を取得しました。また、平成12年9月には環境問題への取組状況をまとめた「オリンパス環境レポート2000」を発行いたしました。

2．次期の見通し

国内経済は、依然として先行き不透明なものの、雇用環境の緩やかな改善と企業の増益基調の継続を背景として、民需を中心とした自律的成長が期待されています。一方、海外においても、特に米国経済に翳りが見え始め、輸出産業にとっては予断を許さない状況となることが予測されます。

また、IT分野を中心として市場環境は急速に変化することが予想され、企業経営には今まで以上にスピーディーな意思決定が要求されます。

このような状況のもと、当社および当社グループ各社は企業価値最大化に向け経営のスピードと効率を高めるとともに、それを推進する全従業員の意識改革を図るため、平成13年4月より経営構造の改革を実施しております。事業部門を顧客視点で市場セグメントに対応した「映像システムカンパニー」「医療システムカンパニー」「産業システムカンパニー」の3つのカンパニーに、スタッフ部門を「コーポレートセンター」「研究開発センター」の2つのセンターに再編し、カンパニーの自立経営とセンターのサポート体制を強化してまいります。

また、経営意思決定および監督機能と業務執行機能を分けて経営のスピードアップと責任の明確化とともにコーポレートガバナンスの強化を図るために、取締役会の改革と執行役員制の導入を平成13年6月の定時株主総会後に実施いたします。

これら一連の経営構造改革により経営のスピードを加速させ、既存事業の一層の収益力強化を図るとともに、デジタルカメラ分野をはじめ、外科、処置具、超音波などの内視鏡周辺分野、ゲノム分野、半導体関連検査装置などの成長分野の事業拡大を目指してまいります。

次期の業績は、為替相場を1米ドル＝115円、1ユーロ＝105円を前提に、連結売上高5,250億円(前期比12.5%増)、経常利益300億円(前期比32.2%増)、当期純利益165億円(前期比40.0%増)を予想しております。

4.連結財務諸表等

(1)連結貸借対照表

(単位:百万円)

決算期 科目	当連結会計年度 平成13年3月31日現在 金額	構成比	前連結会計年度 平成12年3月31日現在 金額	構成比	増減
		%		%	
(流動資産)	(374,872)	(64.2)	(388,877)	(72.5)	(△14,005)
現金及び預金	100,144		95,578		4,566
受取手形及び売掛金	89,990		84,781		5,209
有価証券	36,483		95,318		△58,835
たな卸資産	110,240		79,527		30,713
繰延税金資産	20,158		19,528		630
その他	19,964		16,025		3,939
貸倒引当金	△2,107		△1,880		△227
(固定資産)	(209,231)	(35.8)	(137,966)	(25.8)	(71,265)
有形固定資産	81,639	14.0	76,959	14.4	4,680
建物及び構築物	31,855		29,088		2,767
機械装置及び運搬具	8,948		7,846		1,102
工具器具備品	25,456		23,105		2,351
土地	15,084		15,434		△350
建設仮勘定	296		1,486		△1,190
無形固定資産	2,443	0.4	2,145	0.4	298
投資その他の資産	125,149	21.4	58,862	11.0	66,287
投資有価証券	71,016		7,267		63,749
出資金	31,582		30,556		1,026
繰延税金資産	8,477		9,043		△566
その他	14,455		12,472		1,983
貸倒引当金	△381		△476		95
(為替換算調整勘定)	(-)	(-)	(9,331)	(1.7)	(△9,331)
資産合計	584,103	100	536,174	100	47,929

(単位：百万円)

科目 ＼ 決算期	当連結会計年度 平成13年3月31日現在 金額	構成比	前連結会計年度 平成12年3月31日現在 金額	構成比	増減
		%		%	
(流動負債)	(250,585)	(42.9)	(217,499)	(40.6)	(33,086)
支払手形及び買掛金	71,535		63,036		8,499
短期借入金	79,030		88,939		△9,909
一年内償還予定社債	20,000		13,185		6,815
未払費用	38,845		30,454		8,391
未払法人税等	7,729		3,236		4,493
製品保証引当金	3,600		3,256		344
その他	29,846		15,393		14,453
(固定負債)	(139,383)	(23.9)	(126,773)	(23.6)	(12,610)
社債	90,000		110,000		△20,000
長期借入金	38,149		7,308		30,841
退職給与引当金	-		6,563		△6,563
退職給付引当金	6,613		-		6,613
役員退職慰労金引当金	1,281		1,203		78
その他	3,340		1,699		1,641
(負債合計)	(389,968)	(66.8)	(344,272)	(64.2)	(45,696)
(少数株主持分)	(1,906)	(0.3)	(1,561)	(0.3)	(345)
資本金	40,833		40,833		-
資本準備金	65,528		65,528		-
連結剰余金	92,297		83,986		8,311
その他有価証券評価差額金	△204		-		△204
為替換算調整勘定	△6,220		-		△6,220
自己株式	△5		△6		1
(資本合計)	(192,229)	(32.9)	(190,341)	(35.5)	(1,888)
負債、少数株主持分及び資本合計	584,103	100	536,174	100	47,929

(2)連結損益及び剰余金結合計算書

（単位：百万円）

科目 ＼ 決算期	当連結会計年度 自 平成12年4月 1日 至 平成13年3月31日		前連結会計年度 自 平成11年4月 1日 至 平成12年3月31日		増減	
	金額	百分比	金額	百分比	金額	前年比
		%		%		%
売上高	466,704	100	428,646	100	38,058	8.9
売上原価	271,444	58.2	238,728	55.7	32,716	13.7
売上総利益	195,260	41.8	189,918	44.3	5,342	2.8
販売費及び一般管理費	159,764	34.2	159,786	37.3	△22	△ 0.0
営業利益	35,496	7.6	30,132	7.0	5,364	17.8
営業外収益	5,052	1.1	5,183	1.2	△131	△ 2.5
（受取利息）	(1,145)		(2,194)		(△1,049)	
（その他）	(3,907)		(2,989)		(918)	
営業外費用	17,859	3.8	14,531	3.4	3,328	22.9
（支払利息）	(8,905)		(8,866)		(39)	
（その他）	(8,954)		(5,665)		(3,289)	
経常利益	22,689	4.9	20,784	4.8	1,905	9.2
特別利益	-	-	709	0.2	△709	-
（貸倒引当金戻入額）	(-)		(433)		(△433)	
（持分変動差額）	(-)		(276)		(△276)	
特別損失	908	0.2	16,996	4.0	△16,088	△ 94.7
（金融資産整理損）	(-)		(16,996)		(△16,996)	
（投資有価証券評価損）	(417)		(-)		(417)	
（子会社整理損）	(491)		(-)		(491)	
税金等調整前当期純利益	21,781	4.7	4,497	1.0	17,284	384.3
法人税、住民税及び事業税	9,149	2.0	4,064	1.0	5,085	
過年度法人税、住民税及び事業税	426	0.1	267	0.0	159	
法人税等調整額	250	0.1	△1,704	△ 0.4	1,954	
少数株主利益	169	0.0	10	0.0	159	1,590.0
当期純利益	11,787	2.5	1,860	0.4	9,927	533.7
連結剰余金期首残高	83,986		83,934			
連結剰余金増減高（△減算）	△3,476		△1,808			
連結剰余金期末残高	92,297		83,986			

(3)連結キャッシュ・フロー計算書

（単位：百万円）

科目	当連結会計年度 自 平成12年4月 1日 至 平成13年3月31日 金額	前連結会計年度 自 平成11年4月 1日 至 平成12年3月31日 金額	増減 金額
I 営業活動によるキャッシュ・フロー			
1. 税金等調整前当期純利益	21,781	4,497	17,284
2. 減価償却費	18,247	16,288	1,959
3. 受取利息及び受取配当金	△1,585	△2,420	835
4. 支払利息	8,905	8,866	39
5. 有価証券売却損	-	2,958	△2,958
6. 出資金投資利益	△899	-	△899
7. 投資有価証券評価損	417	-	417
8. 子会社整理損	491	-	491
9. 金融資産整理損	-	16,996	△16,996
10. 売上債権の減少額(△増加額)	△1,075	3,813	△4,888
11. たな卸資産の減少額(△増加額)	△24,843	3,541	△28,384
12. 仕入債務の増加額	802	14,192	△13,390
13. 未払金の増加額	7,871	7,302	569
14. その他の営業活動	10,769	△963	11,732
小　計	40,881	75,070	△34,189
15. 利息及び配当金の受取額	2,215	1,937	278
16. 利息の支払額	△8,376	△8,785	409
17. ヘッジ目的スワップの整理による支出	-	△2,281	2,281
18. 法人税等の支払額	△5,416	△7,952	2,536
営業活動によるキャッシュ・フロー	29,304	57,989	△28,685
II 投資活動によるキャッシュ・フロー			
1. 定期預金の預入による支出	△15,069	△32,719	17,650
2. 定期預金の払戻による収入	31,224	41,037	△9,813
3. 有価証券の取得による支出	△89,920	△77,031	△12,889
4. 有価証券の売却による収入	57,260	75,657	△18,397
5. 貸付金(主に現先取引)による収入	34,822	122	34,700
6. 短期特定金融資産の購入による支出	-	△15,757	15,757
7. 短期特定金融資産の整理による収入	-	31,069	△31,069
8. 有形固定資産等の取得による支出	△21,499	△17,829	△3,670
9. 投資有価証券の取得による支出	△10,733	△5,770	△4,963
10. 投資有価証券の売却による収入	2,704	164	2,540
11. 新規連結子会社株式の取得による支出	△336	-	△336
11. 出資金拠出に伴う支出	-	△30,101	30,101
12. 運用目的スワップの整理による支出	-	△683	683
13. その他の投資活動	△290	△3,771	3,481
投資活動によるキャッシュ・フロー	△11,837	△35,612	23,775
III 財務活動によるキャッシュ・フロー			
1. 短期借入金の純増加額(△純減少額)	△1,611	△2,652	1,041
2. 長期借入による収入	30,725	2,746	27,979
3. 長期借入金の返済による支出	△11,072	△83	△10,989
4. 社債の償還による支出	△13,185	-	△13,185
5. 少数株主からの払込みによる収入	196	1,428	△1,232
6. 配当金の支払額	△3,438	△1,719	△1,719
7. 少数株主への配当金の支払額	△22	△3	△19
8. その他の財務活動	1	△218	219
財務活動によるキャッシュ・フロー	1,594	△501	2,095
IV 現金及び現金同等物に係る換算差額	1,354	△1,624	2,978
V 現金及び現金同等物の増加額	20,415	20,252	163
VI 現金及び現金同等物の期首残高	64,032	43,729	20,303
VII 新規連結子会社の現金及び現金同等物の期首残高	304	51	253
VIII 現金及び現金同等物の期末残高	84,751	64,032	20,719

連結財務諸表作成のための基本となる重要な事項

1. 連結の範囲に関する事項

(1)連結子会社の数　　64社

主要会社名　オリンパスプロマーケティング(株)、オリンパス光電子(株)、白河オリンパス(株)
Olympus Optical Co. (Europa) GmbH、Olympus America Inc.

(新規) 11社　(株)ノバスジーン
Olympus Integrated Technologies America Inc.、Olympus Technologies Singapore Pte Ltd
Olympus (Thailand) Company Limited、Olympus Korea Co., Ltd.
Olympus (China) Investment Co., Ltd.、Olympus Medical Care (Hungary) Kft. Medical Service Limited Liability Company、Olympus Endoterapia Sp. z.o.o.
Endotronic A/S, Denmark、 Endotronic A/S, Norway、 Endotronic OY, Finland

Olympus Integrated Technologies America Inc.、Olympus Technologies Singapore Pte Ltd は重要性が増したため、持分法適用から連結の範囲に含めることとしたものです。

(株)ノバスジーン、Olympus (Thailand) Company Limited、Olympus Korea Co., Ltd.、Olympus (China) Investment Co., Ltd.、Olympus Medical Care (Hungary) Kft. Medical Service Limited Liability Company、Olympus Endoterapia Sp. z.o.o.は、当連結会計年度中に新規設立したものです。

Endotronic A/S, Denmark、 Endotronic A/S, Norway、 Endotronic OY, Finland は当連結会計年度中に資本参加したものです。

(除外)　1社　(株)柏ジャンボ

(株)柏ジャンボは平成13年2月13日付で解散いたしました。

(2)非連結子会社の数　　3社
Olympus Moscow Limited Liability Company、奥林巴斯貿易(上海)有限公司
北京北照奥林巴斯光学有限公司

なお、上記非連結子会社3社は、いずれも小規模であり、合計の総資産、売上高、当期純損益及び剰余金(持分に見合う額)は、いずれも連結財務諸表に及ぼす影響額が軽微であるため、連結の範囲から除外しております。

2. 持分法の適用に関する事項

(1)持分法適用の非連結子会社　3社
Olympus Moscow Limited Liability Company、奥林巴斯貿易(上海)有限公司
北京北照奥林巴斯光学有限公司

(除外) 2社　Olympus Integrated Technologies America Inc.、Olympus Technologies Singapore Pte Ltd

Olympus Integrated Technologies America Inc.、Olympus Technologies Singapore Pte Ltd は重要性が増したため、持分法適用から連結の範囲に含めることとしたものです。

(2)持分法適用の関連会社　　3社
(株)オプノテック、(株)アダチ、Olympus Nederland B.V.

(3)持分法を適用していない関連会社は、Olympus (India) Private Ltd.であり、連結純損益及び連結剰余金に及ぼす影響が軽微であるため、持分法の適用から除外しております。

3. 連結子会社の事業年度に関する事項

連結子会社の決算日はいずれも3月31日であり、連結財務諸表提出会社と一致しております。

4. 会計処理基準に関する事項

(1) 重要な資産の評価基準及び評価方法

(イ) 有価証券

①満期保有目的の債券 ……… 償却原価法

②その他有価証券

時価のあるもの ……… 決算期末日の市場価格等に基づく時価法

(評価差額は、全部資本直入法により処理し、売却原価は移動平均法により算定)

時価のないもの ……… 移動平均法による原価法

(ロ) デリバティブ取引により生ずる債権及び債務 ……… 時価法

(ハ) たな卸資産

①製品及び仕掛品 ……… 主として先入先出法に基づく低価法

②材料 ……… 先入先出法に基づく原価法

(2) 重要な減価償却資産の減価償却の方法

(イ) 有形固定資産 ……… 主として定率法

①車両運搬具、工具及び備品 ……… 主として法人税法に基づく耐用年数による。

②その他の有形固定資産 ……… 主として機能的耐用年数の予測に基づいて決定した当社所定の耐用年数による。

(ロ) 無形固定資産 ……… 定額法

法人税法に基づく耐用年数による。

なお、将来の収益獲得が確実であると認められる自社利用のソフトウエアについては、社内における利用可能期間(3年)による。

(3) 重要な引当金の計上基準

①貸倒引当金

売掛金、貸付金等の債権の貸倒損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

②製品保証引当金

販売済製品に対して当社の保証期間内に発生が見込まれるアフターサービス費用を計上したもので、過去のアフターサービス費の実績額を基礎として、所定の基準により計上しております。

③退職給付引当金

従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産に基づき、当連結会計期間末に発生していると認められる額を計上しております。

なお、会計基準変更時差異(7,782百万円)については、5年による按分額を費用処理しております。

④役員退職慰労金引当金

親会社及び国内の連結子会社においては、役員の退職慰労金の支出に備えるため、内規に基づく連結会計年度末要支給額を計上しております。

(4) 重要なリース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

(5) 重要なヘッジ会計の方法

① ヘッジ会計の方法

繰延ヘッジ処理を採用しております。なお、為替予約が付されている外貨建売掛金については振当処理を行っております。また金利スワップについては、特例処理の要件を満たしておりますので、特例処理を採用しております。

② ヘッジ手段とヘッジ対象

・ヘッジ手段‥‥為替予約取引、金利スワップ取引

・ヘッジ対象‥‥外貨建売掛金の予定取引、長期借入金

③ ヘッジ方針

デリバティブに関する権限及び取引限度額等を定めた内部規程に基づき、為替変動リスク、並びに金利変動リスクをヘッジしております。

④ ヘッジ有効性評価の方法

ヘッジ対象の相場変動、キャッシュ・フローとヘッジ手段の間に高い相関関係があることを確認し、有効性の評価としております。

(6) その他連結財務諸表作成のための基本となる重要な事項

消費税等の会計処理は、税抜き方式によっております。

5. 連結子会社の資産及び負債の評価に関する事項

連結子会社の資産及び負債の評価方法は、全面時価評価法によっております。

6. 連結調整勘定の償却に関する事項

連結調整勘定は、5年間で均等償却しております。

7. 利益処分項目等の取扱いに関する事項

連結剰余金計算書は、連結会社の利益処分について連結会計年度中に確定した利益処分に基づいて作成しております。

8. 連結キャッシュ・フロー計算書における資金の範囲

手許現金、要求払預金及び取得日から3ヶ月以内に満期日の到来する流動性の高い、容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない短期的な投資からなっております。

(表示方法の変更)

役員退職慰労金引当金

従来、「退職給与引当金」に含めておりました役員の退職慰労金の引当分は、科目の性格をより適切に表示するため、当連結会計年度より「役員退職慰労金引当金」として表示しております。

(追加情報)

1. 退職給付会計

当連結会計年度から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会 平成10年6月16日))を適用しております。この結果、従来の方法によった場合と比較して、退職給付費用が246百万円増加し、経常利益及び税金等調整前当期純利益はそれぞれ241百万円減少しております。また、退職給与引当金は、退職給付引当金に含めて表示しております。

なお、セグメント情報に与えている影響は(5. セグメント情報)に記載しております。

2. 金融商品会計

当連結会計年度から金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会 平成11年1月22日))を適用しております。

(有価証券)

金融商品に係る会計基準を適用した結果、従来の方法によった場合と比較して、経常利益及び税金等調整前当期純利益がそれぞれ 2,016 百万円増加しております。なおその他有価証券を時価評価したことによるその他有価証券評価差額金△204 百万円、及び繰延税金負債 546 百万円(繰延税金資産と相殺して表示しております。)を計上しております。

また、期首時点で保有する有価証券の保有目的を検討し、現先有価証券は「短期貸付金」とし、満期保有目的の債券及びその他有価証券のうち 1 年内に満期の到来するものは、流動資産の「有価証券」として、それら以外のものは「投資有価証券」として表示しております。その結果、期首時点における流動資産の有価証券は 93,018 百万円減少し、短期貸付金は 34,835 百万円増加し、投資有価証券は 58,183 百万円増加しております。

(貸倒引当金)

貸倒引当金の計上方法を貸倒実績率による方法に変更したため、従来の方法によった場合と比較して、経常利益及び税金等調整前当期純利益がそれぞれ 175 百万円増加しております。

なおセグメント情報に与えている影響は(5. セグメント情報)に記載しております。

3. 外貨建取引等会計処理基準

当連結会計年度より改訂後の外貨建取引等に係る会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会 平成 11 年 10 月 22 日))を適用しております。この変更が損益に与える影響はありません。

また、前連結会計年度において「資産の部」に表示していた「為替換算調整勘定」は、連結財務諸表規則の改正により、「資本の部」に含めて表示する方法に変更しております。

注記事項

(連結貸借対照表関係)

(単位:百万円)

		当連結会計年度	前連結会計年度
1. 有形固定資産の減価償却累計額		154,044	142,905
2. 非連結子会社及び関連会社の株式 投資有価証券(株式)		950	1,047
3. 偶発債務		1,433	1,823
4. 受取手形割引高		1,095	1,436
(うち輸出為替手形割引高)		(1,095)	(1,436)

5. 連結会計期間末日満期手形
連結会計期間末日満期手形の会計処理については、当連結会計期間の末日が金融機関の休日でしたが、満期日に決済が行われたものとして処理しております。当連結会計期間末日満期手形の金額は、次のとおりであります。

受取手形	1,950 百万円
支払手形	4,632 百万円

6. 担保資産及び担保付債務

		当連結会計年度	前連結会計年度
担保に供している資産の額(簿価)	建物及び構築物	3,271	2,984
	土地	4	958
		3,275	3,942
上記に対応している債務	短期借入金	-	278
	長期借入金	3,060	2,196
		3,060	2,474

(連結損益計算書関係)

1. 販売費及び一般管理費のうち主要な項目及び金額	当連結会計年度	前連結会計年度
広告・販売促進費	26,304	29,354
給与手当	46,583	43,015
賞与	10,261	10,689
試験研究費	15,212	15,898

	当連結会計年度	前連結会計年度
2. 一般管理費及び当期製造費用に含まれる研究開発費	30,848	31,955

(連結キャッシュフロー計算書関係)

現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係	当連結会計年度	前連結会計年度
現金及び預金勘定	100,144	95,578
預入期間が3ヶ月を超える定期預金	△15,393	△31,546
現金及び現金同等物	84,751	64,032

(リース取引関係)

1. 借手側

(1)リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

(単位:百万円)

	当連結会計年度	前連結会計年度
取得価額相当額	10,464	9,432
減価償却累計額相当額	5,589	5,220
期末残高相当額	4,875	4,212

※上記金額の内、主なものは「工具器具備品」であります。

②未経過リース料期末残高相当額

	当連結会計年度	前連結会計年度
1年以内	2,233	1,841
1年超	2,807	2,534
合計	5,040	4,375

③支払リース料、減価償却費相当額及び支払利息相当額

	当連結会計年度	前連結会計年度
支払リース料	2,548	2,248
減価償却費相当額	2,307	1,937
支払利息相当額	219	343

④減価償却費相当額及び利息相当額の算定方法

・減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

・利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

(2)オペレーティング・リース取引

		当連結会計年度	前連結会計年度
未経過リース料			
	1年以内	297	325
	1年超	305	724
	合計	602	1,049

2. 貸手側

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①リース物件の取得価額、減価償却累計額及び期末残高

	当連結会計年度	前連結会計年度
取得価額	6,636	5,697
減価償却累計額	2,959	2,068
期末残高	3,677	3,629

※上記金額の内、主なものは「工具器具備品」であります。

②未経過リース料期末残高相当額

	当連結会計年度	前連結会計年度
1年以内	1,312	1,162
1年超	2,604	2,661
合計	3,916	3,823

③受取リース料、減価償却費及び受取利息相当額

	当連結会計年度	前連結会計年度
受取リース料	1,546	1,302
減価償却費	1,282	1,042
受取利息相当額	252	294

④利息相当額の算定方法

リース料総額と見積残存価額の合計額からリース物件の購入価額を控除した額を利息相当額とし、各期への配分方法については、利息法によっております。

(税効果関係)

繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

(単位:百万円)

	当連結会計年度	前連結会計年度
(繰延税金資産)		
たな卸資産	7,529	5,372
前払費用	2,608	2,618
賞与引当金	1,817	748
未実現利益	6,492	6,449
税務上の繰越欠損金	-	3,626
有形固定資産	3,959	3,389
税務上の繰延資産	1,261	1,757
退職給付引当金	1,529	1,421
その他	6,115	5,428
繰延税金資産合計	31,310	30,808
(繰延税金負債)		
その他有価証券評価差額金	△546	-
固定資産圧縮記帳積立金	△2,096	△2,210
その他	△33	△27
繰延税金負債合計	△2,675	△2,237
繰延税金資産(又は負債)の純額	28,635	28,571

5.セグメント情報

(1)事業の種類別セグメント情報

(単位:百万円)

	当連結会計年度 自平成12年4月1日 至平成13年3月31日					
	映像関連部門	医療器関連部門	機器関連部門	計	消去又は全社	連結
I 売上高及び営業損益						
売上高						
(1)外部顧客に対する売上高	183,664	195,567	87,473	466,704	-	466,704
(2)セグメント間の内部売上高又は振替高	101	4	1	106	(106)	-
計	183,765	195,571	87,474	466,810	(106)	466,704
営業費用	184,044	155,078	87,448	426,570	4,638	431,208
営業利益(又は営業損失)	(279)	40,493	26	40,240	(4,744)	35,496
II 資産、減価償却費及び資本的支出						
資産	144,433	149,660	71,422	365,515	218,588	584,103
減価償却費	5,265	8,154	3,725	17,144	1,103	18,247
資本的支出	6,674	7,368	6,441	20,483	958	21,441

(単位:百万円)

	前連結会計年度 自平成11年4月1日 至平成12年3月31日					
	映像関連部門	医療器関連部門	機器関連部門	計	消去又は全社	連結
I 売上高及び営業損益						
売上高						
(1)外部顧客に対する売上高	164,727	186,663	77,256	428,646	-	428,646
(2)セグメント間の内部売上高又は振替高	117	3	-	120	(120)	-
計	164,844	186,666	77,256	428,766	(120)	428,646
営業費用	161,609	150,637	81,511	393,757	4,757	398,514
営業利益(又は営業損失)	3,235	36,029	(4,255)	35,009	(4,877)	30,132
II 資産、減価償却費及び資本的支出						
資産	108,406	138,127	62,757	309,290	226,884	536,174
減価償却費	3,933	8,288	3,004	15,225	1,063	16,288
資本的支出	5,177	7,808	3,105	16,090	1,003	17,093

1.事業区分の方法

製品系列を基礎として設定された利益センターに、販売市場の類似性を加味して事業区分を行っております。各事業区分の主要製品は、次のとおりです。

(1)映像関連部門 … カメラ・デジタルカメラ・録音機

(2)医療器関連部門 … ファイバースコープ・硬性鏡・ビデオスコープ・血液分析機

(3)機器関連部門 … 顕微鏡・測定器・プリンタ・光磁気ディスク装置・バーコードスキャナ

2.営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は当連結会計年度4,744百万円、前連結会計年度4,877百万円であり、その主なものは親会社本社の総務部門等管理部門に係る費用であります。

3.資産のうち消去又は全社の項目に含めた全社資産の金額は当連結会計年度218,588百万円、前連結会計年度226,884百万円であり、その主なものは親会社での現金預金、運用性資産、長期投資資産及び管理部門に係る資産等であります。

4.当連結会計年度については、追加情報1.に記載のとおり、退職給付に係る会計基準を適用しております。

この結果、従来の方法に比べ、当連結会計年度の営業利益が「映像関連部門」で102百万円、「医療器関連部門」で53百万円、「機器関連部門」で86百万円それぞれ減少しております。

5.当連結会計年度については、追加情報2.に記載のとおり、貸倒引当金の計上方法の変更を行っております。

この結果、従来の方法に比べ、当連結会計年度の営業利益が「映像関連部門」で39百万円、「医療器関連部門」で82百万円、「機器関連部門」で54百万円それぞれ増加しております。

(2)所在地別セグメント情報

(単位:百万円)

	当連結会計年度 自平成12年4月1日　至平成13年3月31日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
Ⅰ 売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	195,166	154,616	109,183	7,739	466,704	-	466,704
(2)セグメント間の内部売上高又は振替高	173,423	1,002	5,609	34,700	214,734	(214,734)	-
計	368,589	155,618	114,792	42,439	681,438	(214,734)	466,704
営業費用	339,748	150,887	109,291	41,111	641,037	(209,829)	431,208
営業利益	28,841	4,731	5,501	1,328	40,401	(4,905)	35,496
Ⅱ 資産	216,228	62,940	73,175	25,583	377,926	206,177	584,103

(単位:百万円)

	前連結会計年度 自平成11年4月1日　至平成12年3月31日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
Ⅰ 売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	186,354	129,436	107,560	5,296	428,646	-	428,646
(2)セグメント間の内部売上高又は振替高	141,279	989	5,547	34,315	182,130	(182,130)	-
計	327,633	130,425	113,107	39,611	610,776	(182,130)	428,646
営業費用	306,066	126,947	107,627	38,561	579,201	(180,687)	398,514
営業利益	21,567	3,478	5,480	1,050	31,575	(1,443)	30,132
Ⅱ 資産	157,775	54,618	58,201	59,153	329,747	206,427	536,174

1.国又は地域区分の方法

地理的近接度により、地域区分を行っております。本邦以外の区分に属する主な国又は地域は、次のとおりです。

(1)北 米 …米国

(2)欧 州 …ドイツ・イギリス・フランス等

(3)アジア …シンガポール・香港・中国・オーストラリア等

2.営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は当連結会計年度4,744百万円、前連結会計年度4,877百万円であり、その主なものは親会社本社の総務部門等管理部門に係る費用であります。

3.資産のうち消去又は全社の項目に含めた全社資産の金額は当連結会計年度218,588百万円、前連結会計年度226,884百万円であり、その主なものは親会社での現金預金、運用性資産、長期投資資産及び管理部門に係る資産等であります。

4.当連結会計年度については、追加情報1.に記載のとおり、退職給付に係る会計基準を適用しております。
この結果、従来の方法に比べ、当連結会計年度の日本の営業利益は241百万円減少しております。

5.当連結会計年度については、追加情報2.に記載のとおり、貸倒引当金の計上方法の変更を行っております。
この変更により、従来の方法に比べ、当連結会計年度の日本における営業利益が175百万円増加しております。

(3)海外売上高

(単位:百万円)

	当連結会計年度 自平成12年4月1日　至平成13年3月31日				
	北　米	欧　州	アジア	その他	計
Ⅰ 海外売上高	163,113	112,908	32,184	9,148	317,353
Ⅱ 連結売上高					466,704
Ⅲ 海外売上高の連結売上高に占める割合	34.9%	24.2%	6.9%	2.0%	68.0%

(単位:百万円)

	前連結会計年度 自平成11年4月1日　至平成12年3月31日				
	北　米	欧　州	アジア	その他	計
Ⅰ 海外売上高	134,105	109,492	31,855	8,201	283,653
Ⅱ 連結売上高					428,646
Ⅲ 海外売上高の連結売上高に占める割合	31.3%	25.6%	7.4%	1.9%	66.2%

1.国又は地域区分の方法

地理的近接度により、地域区分を行っております。各区分に属する主な国又は地域は、次のとおりです。

(1)北　米　… 米国・カナダ

(2)欧　州　… ドイツ・イギリス・フランス等

(3)アジア　… シンガポール・香港・中国・オーストラリア等

(4)その他　… 中南米・中近東・アフリカ等

2.海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

6. 生産、受注及び販売の状況

(1) 生産実績

(単位:百万円)

	当連結会計年度 自 平成12年4月 1日 至 平成13年3月31日	前連結会計年度 自 平成11年4月 1日 至 平成12年3月31日	前期比	
			金額	伸び率
映像関連部門	212,434	161,032	51,402	31.9%
医療器関連部門	190,223	171,555	18,668	10.9%
機器関連部門	79,602	65,335	14,267	21.8%
合　計	482,259	397,922	84,337	21.2%

(注) 1. 金額は販売価格をもって算定しております。
　　2. 上記の金額に消費税等は含まれておりません。

(2) 受注状況

当社製品は見込生産を主体としているため、受注状況の記載を省略しております。

(3) 販売実績

(単位:百万円)

		当連結会計年度 自 平成12年4月 1日 至 平成13年3月31日		前連結会計年度 自 平成11年4月 1日 至 平成12年3月31日		前期比	
		金額	構成比	金額	構成比	金額	伸び率
映像関連部門	国内	41,973	22.9%	41,404	25.1%	569	1.4%
	海外	141,691	77.1%	123,323	74.9%	18,368	14.9%
	計	183,664	39.4%	164,727	38.4%	18,937	11.5%
医療器関連部門	国内	63,152	32.3%	62,378	33.4%	774	1.2%
	海外	132,415	67.7%	124,285	66.6%	8,130	6.5%
	計	195,567	41.9%	186,663	43.6%	8,904	4.8%
機器関連部門	国内	44,226	50.6%	41,211	53.3%	3,015	7.3%
	海外	43,247	49.4%	36,045	46.7%	7,202	20.0%
	計	87,473	18.7%	77,256	18.0%	10,217	13.2%
合計	国内	149,351	32.0%	144,993	33.8%	4,358	3.0%
	海外	317,353	68.0%	283,653	66.2%	33,700	11.9%
	計	466,704	100.0%	428,646	100.0%	38,058	8.9%

(注) 上記の金額に消費税等は含まれておりません。

７．有価証券の時価等

（当連結会計年度）　（平成13年3月31日現在）

1．その他有価証券で時価のあるもの

（単位：百万円）

	区　分	取得原価	連結貸借対照表計上額	差　額
時価が連結貸借対照表計上額を超えるもの	(1)株式	3,128	5,899	2,771
	(2)国債・地方債等	34,980	35,007	27
	小　計	38,108	40,906	2,798
時価が連結貸借対照表計上額を超えないもの	(1)株式	13,647	11,179	△2,468
	(2)その他	35,735	35,433	△302
	小　計	49,382	46,612	△2,770
合　計		87,490	87,518	28

2．その他有価証券で時価のないもの

（単位：百万円）

内　容	連結貸借対照表計上額
非上場株式（店頭売買株式を除く）	14,044
非上場外国債券	4,987
合　計	19,031

3．その他有価証券のうち満期があるものの今後の償還予定額

（単位：百万円）

	1年以内	1年超5年以内	5年超10年以内
①株式	-	6,003	-
②債券			
国債・地方債等	34,997	10	-
社　債	1,487	-	3,500
合計	36,484	6,013	3,500

（前連結会計年度）　（平成12年3月31日現在）

（単位：百万円）

決算期 / 種類	前連結会計年度（平成12年3月31日現在）		
	連結貸借対照表計上額	時　価	評価損益
1．流動資産に属するもの			
株　式	15,676	21,352	5,676
債　券	-	-	-
そ　の　他	38,741	37,978	△763
小　計	54,417	59,330	4,913
2．固定資産に属するもの			
株　式	324	1,466	1,142
債　券	12	12	0
そ　の　他	-	-	-
小　計	336	1,478	1,142
合　計	54,753	60,808	6,055

（注1．時価（時価相当額を含む）の算定方法
①上場有価証券 ………… 主に東京証券取引所の最終価格によっております。
②店頭売買有価証券 ………… 日本証券業協会が公表する売買価格等によっております。
③気配等を有する有価証券（上場、店頭売買有価証券を除く。）………… 日本証券業協会が発表する公社債店頭基準気配等によっております。
④非上場の証券投資信託の受益証券については、基準価格によっております。
⑤非上場債券の時価又は時価相当額の算定は、日本証券業協会が発表する公社債店頭基準気配銘柄の利回り、残存償還期間等に基づいて算定した価格によっております。なお、残存償還期間の算定にあたっては、償還の日については、債券の種類等の別にそれぞれ償還の日として最も多く用いられる日とし、社債券の償還の月については、６月又は１２月を償還の月とみなしております。

2．開示の対象から除いた有価証券の貸借対照表計上額

（単位：百万円）

種　類	前連結会計年度
［流動資産に属するもの］	
非上場の外国株式	2,504
非上場の外国債券	3,562
買現先の国内債券	34,835
［固定資産に属するもの］	
店頭売買株式を除く非上場株式	6,931

8．デリバティブ取引の契約額等、時価及び評価損益

(1)通 貨 関 連

(単位：百万円)

区分	種類	当連結会計年度(平成13年3月31日現在) 契約額等	うち1年超	時価	評価損益	前連結会計年度(平成12年3月31日現在) 契約額等	うち1年超	時価	評価損益
市場取引以外の取引	為替予約取引 売建								
	米ドル	2,655	220	2,586	△69	14,359	-	14,219	140
	ユーロ	394	-	399	5	9,454	-	9,266	188
	英ポンド	1,339	-	1,326	△13				
	買建								
	ユーロ	-	-	-	-	4,932	-	4,881	△51
	独マルク	-	-	-	-	1,264	-	1,210	△54
	通貨オプション取引	538	-	542	4	-	-	-	-
合計		-	-	-	△73	-	-	-	223

前連結会計年度

(注)　1．時価の算定方法

為替予約取引……先物為替相場に基づいて算出しております。

2．外貨建金銭債権債務等に先物為替予約が付されていることにより、決済時における円貨額等が確定している外貨建債権債務等で、貸借対照表において当該円貨額等で表示されているものについては、開示の対象から除いております。

3．記載している契約額は、この金額自体がデリバティブ取引に係るリスク量を示すものではありません。

当連結会計年度

(注)　1．時価の算定方法

同上

(注)　2．ヘッジ会計を適用しているデリバティブ取引は、開示の対象から除いております。

(2)金 利 関 連

(単位：百万円)

区分	種類	当連結会計年度(平成13年3月31日現在) 契約額等	うち1年超	時価	評価損益	前連結会計年度(平成12年3月31日現在) 契約額等	うち1年超	時価	評価損益
市場取引以外の取引	金利スワップ取引								
	受取固定・支払変動	-	-	-	-	157	157	△3	△3
	受取変動・支払固定	-	-	-	-	3,863	679	△5	△5
合計		-	-	-	-	-	-	△8	△8

前連結会計年度

(注)　1．時価の算定方法は、金利スワップ契約を締結している金融機関から提示された価格に基づき算定しております。

2．記載している契約額は、この金額自体がデリバティブ取引に係るリスク量を示すものではありません。

当連結会計年度

(注)　1．時価の算定方法

同上

2．ヘッジ会計を適用しているデリバティブ取引は、開示の対象から除いております。

9. 退職給付

1. 採用している退職給付金制度の概要

当社及び国内連結子会社は、確定給付型の制度として、厚生年金基金制度、及び退職一時金　制度を設けております。

2. 退職給付債務及びその内訳（平成13年3月31日現在）

（単位：百万円）

(1)退職給付債務	△84,432
(2)年金資産	59,224
(3)未積立退職給付債務 (1)+(2)	△25,208
(4)会計基準変更時差異の未処理額	6,226
(5)未認識過去勤務債務	△1,724
(6)未認識数理計算上の差異	14,143
(7)連結貸借対照表計上額純額 (3)+(4)+(5)+(6)	△6,563
(8)前払年金費用	50
(9)退職給付引当金 (7)-(8)	△6,613

3. 退職給付費用（自平成12年4月1日　至平成13年3月31日）

（単位：百万円）

(1)勤務費用	4,621
(2)利息費用	2,513
(3)期待運用収益	△2,124
(4)会計基準変更時差異の費用処理額	1,556
(5)退職給付費用 (1)+(2)+(3)+(4)	6,566

厚生年金基金に対する従業員拠出額を控除しております。

4. 退職給付債務等の計算の基礎に関する事項

(1)割引率	3.0%
(2)期待運用収益率	3.5%
(3)退職給付見込額の期間配分方法	期間定額基準
(4)過去勤務債務の処理年数	5年均等償却
(5)数理計算上の差異の処理年数	5年均等償却
(6)会計基準変更時差異の処理年数	5年均等償却

10. 関連当事者との取引

該当事項はありません。

平成 13年 3月期　個別財務諸表の概要

平成 13年 5月 21日

上場会社名　オリンパス光学工業株式会社　上場取引所 東 大

コード番号　7733　本社所在都道府県 東京都

問合せ先 責任者役職名　経理部長

氏名　太田 稔　TEL (03) 3340 - 2151

決算取締役会開催日　平成 13年 5月 21日　中間配当制度の有無　有

定時株主総会開催日　平成 13年 6月 28日

1. 13年 3月期の業績(平成 12年 4月 1日 ～ 平成 13年 3月 31日)

(1)経営成績　百万円未満の端数は切り捨て

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
13年 3月期	312,931	12.0	17,303	31.3	12,344	56.5
12年 3月期	279,446	8.6	13,177	△ 37.0	7,888	△ 21.6

	当期純利益		1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	売上高経常利益率
	百万円	%	円 銭	円 銭	%	%	%
13年 3月期	7,507	-	28.39	-	4.1	3.3	3.9
12年 3月期	△ 5,089	-	△ 19.24	-	△ 2.8	2.2	2.8

(注)①期中平均株式数　13年 3月期　264,472,608 株　12年 3月期　264,472,608 株

②会計処理の方法の変更　無

③売上高、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2)配当状況

	1株当たり年間配当金	中間	期末	配当金総額(年間)	配当性向	株主資本配当率
	円 銭	円 銭	円 銭	百万円	%	%
13年 3月期	13.00	6.50	6.50	3,438	45.8	1.9
12年 3月期	6.50	-	6.50	1,719	△ 33.8	1.0

(注)13年 3月期期末配当金の内訳　記念配当　－ 円 － 銭、特別配当　－ 円 － 銭

財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
13年 3月期	384,035	183,327	47.7	693.18
12年 3月期	367,735	178,491	48.5	674.90

(注)期末発行済株式数　13年 3月期　264,472,608株　12年 3月期　264,472,608株

2. 14年 3月期の業績予想(平成 13 年 4月 1日 ～ 平成 14 年 3月 31日)

	売上高	経常利益	当期純利益	1株当たり年間配当金 中間	期末	
	百万円	百万円	百万円	円 銭	円 銭	円 銭
中間期	174,000	8,500	5,000	6.50	—	—
通期	347,000	20,000	11,000	—	6.50	13.00

(参考)1株当たり予想当期純利益(通期)　41 円 59 銭

11. 個別財務諸表等

(1) 貸借対照表

(単位:百万円)

科目＼決算期	当期 平成13年3月31日現在 金額	当期 構成比	前期 平成12年3月31日現在 金額	前期 構成比	増減
		%		%	
(流動資産)	(233,107)	(60.7)	(244,527)	(66.5)	(△11,420)
現金及び預金	72,311		77,127		△4,815
受取手形	594		214		379
売掛金	50,227		45,136		5,090
有価証券	36,483		65,539		△29,055
製品	34,821		22,334		12,486
材料	2,906		2,086		819
仕掛品	14,120		9,356		4,764
未収入金	10,199		9,690		509
繰延税金資産	8,425		10,426		△2,001
その他	3,289		3,177		112
貸倒引当金	△273		△562		289
(固定資産)	(150,928)	(39.3)	(123,207)	(33.5)	(27,720)
有形固定資産	52,302	13.6	51,955	14.1	346
建物	18,166		19,510		△1,344
構築物	907		964		△56
機械装置	6,245		6,059		186
車両運搬具	16		6		10
工具器具備品	11,242		9,647		1,595
土地	15,464		15,409		54
建設仮勘定	260		359		△99
無形固定資産	822	0.2	765	0.2	56
特許権	468		609		△140
商標権	80		96		△16
ソフトウェア	161		-		161
ソフトウェア仮勘定	59		-		59
施設利用権等	52		60		△7
投資等	97,804	25.5	70,485	19.2	27,318
投資有価証券	35,247		6,199		29,048
子会社株式	18,098		19,191		△1,093
出資金	30,924		30,188		736
子会社出資金	4,974		4,974		-
長期貸付金	1,574		2,400		△826
繰延税金資産	4,692		5,132		△440
その他	2,639		2,752		△113
貸倒引当金	△347		△354		7
資産合計	384,035	100	367,735	100	16,300

（単位:百万円）

科目 ＼ 決算期	当期 平成13年3月31日現在 金額	当期 構成比	前期 平成12年3月31日現在 金額	前期 構成比	増減
		%		%	
（流動負債）	（124,057）	（32.3）	（92,580）	（25.2）	(31,476)
支払手形	6,222		4,668		1,553
買掛金	56,737		48,295		8,441
短期借入金	1,400		1,400		-
一年内償還予定社債	20,000		10,000		10,000
未払金	13,221		11,327		1,893
未払費用	19,249		14,844		4,405
未払法人税等	2,678		102		2,576
製品保証引当金	1,011		1,080		△69
その他	3,536		861		2,674
（固定負債）	（76,650）	（20.0）	（96,662）	（26.3）	(△20,012)
社債	75,000		95,000		△20,000
長期預り金	33		33		-
退職給与引当金	-		470		△470
退職給付引当金	389		-		389
役員退職慰労金引当金	1,227		1,159		68
（負債合計）	（200,708）	（52.3）	（189,243）	（51.5）	(11,464)
（資本金）	（40,832）	（10.6）	（40,832）	（11.1）	（ - ）
（法定準備金）	（71,851）	（18.7）	（71,507）	（19.4）	(343)
資本準備金	65,528		65,528		-
利益準備金	6,323		5,979		343
（剰余金）	（69,876）	（18.2）	（66,150）	（18.0）	(3,725)
配当引当積立金	-		4,700		△4,700
中間配当積立金	4,700		4,700		-
製品開発積立金	4,000		4,000		-
特別償却準備金	37		41		△3
圧縮記帳積立金	3,083		3,272		△188
別途積立金	50,121		50,121		-
当期未処分利益 又は当期未処理損失（△）	7,933		△684		8,617
［うち当期純利益 又は当期純損失（△）］	［7,507］		［△5,089］		［12,596］
（その他有価証券評価差額金）	（767）	（0.2）	（ - ）	（−）	(767)
（資本合計）	（183,327）	（47.7）	（178,491）	（48.5）	(4,836)
負債及び資本合計	384,035	100	367,735	100	16,300

（2）損益計算書

（単位:百万円）

	決算期 科目	当期 自 平成12年4月 1日 至 平成13年3月31日		前期 自 平成11年4月 1日 至 平成12年3月31日		増減	
		金額	百分比	金額	百分比	金額	前年比
			%		%		%
	営業損益の部						
経	売上高	312,931	100	279,446	100	33,484	12.0
	売上原価	232,772	74.4	203,488	72.8	29,283	14.4
常	販売費及び一般管理費	62,855	20.1	62,780	22.5	74	0.1
	営業利益	17,303	5.5	13,177	4.7	4,126	31.3
損	営業外損益の部						
	営業外収益	5,518	1.8	5,479	2.0	38	0.7
益	（受取利息・受取配当金）	(1,007)		(2,426)		(△1,418)	
	（その他）	(4,510)		(3,053)		(1,457)	
の	営業外費用	10,477	3.4	10,768	3.9	△290	△2.7
	（支払利息）	(2,996)		(4,911)		(△1,914)	
部	（その他）	(7,480)		(5,857)		(1,623)	
	経常利益	12,344	3.9	7,888	2.8	4,456	56.5
特	特別利益	671	0.2	157	0.1	513	325.5
別	（子会社株式売却益）	(375)		(-)		(375)	
損	（貸倒引当金戻入額）	(296)		(157)		(138)	
益	特別損失	717	0.2	17,105	6.1	△16,388	△95.8
の	（金融資産整理損）	(-)		(16,995)		(△16,995)	
部	（投資有価証券評価損）	(417)		(-)		(417)	
	（投資評価引当金繰入額）	(300)		(110)		(190)	
	税引前当期純利益 又は税引前当期純損失（△）	12,298	3.9	△9,059	△3.2	21,358	-
	法人税、住民税及び事業税	2,900	0.9	22	0.0	2,877	-
	過年度法人税、住民税及び事業税	-	-	267	0.1	△267	-
	法人税等調整額	1,891	0.6	△4,260	△1.5	6,151	-
	当期純利益 又は当期純損失（△）	7,507	2.4	△5,089	△1.8	12,596	-
	前期繰越利益	2,316		4,404			
	中間配当額	1,719		-			
	利益準備金積立額	171		-			
	当期未処分利益 又は当期未処理損失（△）	7,933		△684			

(3)利益処分案

(単位:百万円)

期別 科目	当期	前期	増減
当期未処分利益(又は当期未処理損失(△))	7,933	△684	8,617
任意積立金取崩額			
配当引当積立金取崩額	—	4,700	△4,700
特別償却準備金取崩額	—	3	△3
圧縮記帳積立金取崩額	161	188	△27
合計	8,094	4,207	3,886
これを次のとおり処分いたします。			
利益準備金	178	172	6
配当金	1,719	1,719	0
(1株につき普通配当)	(6円50銭)	(6円50銭)	
取締役賞与金	60	—	60
特別償却準備金	8	—	8
別途積立金	1,700	—	1,700
合計	3,665	1,891	1,774
次期繰越利益	4,429	2,316	2,112

(注) 1.平成12年12月15日に、1,719百万円(1株につき6円50銭)の中間配当を実施しました。
2.特別償却準備金及び圧縮記帳積立金は、租税特別措置法の規定によるものであります。

重要な会計方針

1. 有価証券の評価基準及び評価方法

①満期保有目的の債券	………	償却原価法
②子会社株式及び関連会社株式	………	移動平均法による原価法
③その他有価証券		
時価のあるもの	………	期末日の市場価格等に基づく時価法 (評価差額は、全部資本直入法により処理し、売却原価は移動平均法により算定)
時価のないもの	………	移動平均法による原価法
④デリバティブ取引により生ずる債権及び債務	………	時価法

2. たな卸資産の評価基準及び評価方法

①製品及び仕掛品	………	先入先出法に基づく低価法
②材料	………	先入先出法に基づく原価法

3. 固定資産の減価償却の方法

(1) 有形固定資産	………	定率法
①車両運搬具、工具及び備品	………	法人税法に基づく耐用年数による。
②その他の有形固定資産	………	機能的耐用年数の予測に基づいて決定した当社所定の耐用年数による。
(2) 無形固定資産	………	定額法 法人税法に基づく耐用年数による。 なお、将来の収益獲得が確実であると認められる自社利用のソフトウェアについては、社内における利用可能期間(3年)による。

4. 引当金の計上基準

(1) 貸倒引当金

売掛金、貸付金等の債権の貸倒損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

(2) 投資評価引当金

取引所の相場なき株式のうち、発行会社の財政状態が悪化しているものに対処して、当該株式の実質価額の低下額を基礎として設定しております。

(3) 製品保証引当金

製品のアフターサービス費の支出に備えるため、過去の実績額を基礎として、当社所定の基準により計上しております。

(4) 退職給付引当金

従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産に基づき、当期末に発生していると認められる額を計上しております。なお、会計基準変更時差異(6, 434百万円)については、5年による按分額を費用処理しております。

(5) 役員退職慰労金引当金

役員の退職慰労金の支出に備えるため、内規に基づく期末要支給額を計上しております。

5. リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

6. ヘッジ会計の方法

① ヘッジ会計の方法

繰延ヘッジ処理を採用しております。なお、為替予約が付されている外貨建売掛金については振当処理を行っております。

② ヘッジ手段とヘッジ対象

・ヘッジ手段…・為替予約取引

・ヘッジ対象…・外貨建売掛金の予定取引

③ ヘッジ方針

デリバティブに関する権限及び取引限度額等を定めた内部規程に基づき、為替変動リスクをヘッジしております。

④ ヘッジ有効性評価の方法

ヘッジ対象の相場変動、キャッシュ・フローとヘッジ手段の間に高い相関関係があることを確認し、有効性の評価としております。

7. その他財務諸表作成のための基本となる重要な事項

消費税等の会計処理は、税抜き方式によっております。

(表示方法の変更)

1. 役員退職慰労金引当金

従来、「退職給与引当金」に含めておりました役員の退職慰労金の引当分は、科目の性格をより適切に表示するため、当期より「役員退職慰労金引当金」として表示しております。

(追加情報)

1. 退職給付会計

当期から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会 平成10年6月16日))を適用しております。この結果、従来の方法によった場合と比較して、退職給付費用が251百万円増加し、経常利益及び税引前当期純利益はそれぞれ247百万円減少しております。

また、退職給与引当金は、退職給付引当金に含めて表示しております。

2. 金融商品会計

当期から金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会 平成11年1月22日))を適用しております。

(有価証券)

金融商品に係る会計基準を適用した結果、従来の方法によった場合と比較して、経常利益及び税引前当期純利益がそれぞれ1, 220百万円増加しております。なお、その他有価証券を時価評価したことによるその他有価証券評価差額金767百万円、及び繰延税金負債550百万円(繰延税金資産と相殺して表示しております。)を計上しております。また、期首時点で保有する有価証券の保有目的を検討し、現先有価証券は「短期貸付金」とし、満期保有目的の債券及びその他有価証券のうち1年内に満期の到来するものは、流動資産の「有価証券」として、それら以外のものは「投資有価証券」として表示しております。その結果、期首時点における流動資産の有価証券は63, 232百万円減少し、短期貸付金は34, 835百万円増加し、投資有価証券は28, 397百万円増加しております。

(貸倒引当金)

貸倒引当金の計上方法を貸倒実績率による方法に変更したため、従来の方法によった場合と比較して、税引前当期純利益が302百万円増加しております。

(輸出為替手形の割引)

輸出為替手形の割引により発生した割引料は、発生した期及び翌期に費用配分する方法から、発生した期に手形売却費用として全額費用計上する方法に変更しております。この変更に伴い、従来の方法によった場合と比較して、経常利益及び税引前当期純利益は450百万円少なく計上されております。また、前期において「支払利息及び割引料」に含めて表示しておりました手形割引料(1, 845百万円)は、当期より「手形売却費用」(3, 608百万円)として営業外費用「その他」に含めて表示する方法に変更しております。

3. 外貨建取引等会計処理基準

当期から改訂後の外貨建取引等に係る会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会 平成11年10月22日))を適用しております。この変更が損益に与える影響はありません。

注記事項

(貸借対照表関係)

(単位:百万円)

	当期	前期
1. 有形固定資産の減価償却累計額	111,398	107,873
2. 輸出為替手形割引高	65,886	48,996
3. 保証債務	53,510	52,550
(うち保証類似行為)	(37,244)	(35,755)
4. 自己株式の数及び貸借対照表価格	2,547 株	4,161 株
	4	6

5. 期末日満期手形

期末日満期手形の会計処理については、当会計期間の末日は金融機関の休日でしたが、満期日に決済が行われたものとして処理しております。当期末日満期手形の金額は、次のとおりであります。

受取手形	128 百万円
支払手形	537 百万円

6. 配当制限

有価証券の時価評価により、当期末の純資産額が767百万円増加しております。なお、当該金額は商法第290条第1項第6号の規定により配当に充当することが制限されております。

(損益計算書関係)

(単位:百万円)

1. 販売費及び一般管理費のうち主要な項目及び金額	当期	前期
広告・販売促進費	5,789	6,148
業務委託費	3,618	3,514
給料手当	14,194	13,972
賞与	6,961	6,447
試験研究費	14,944	15,804
減価償却費	2,717	3,128

	当期	前期
2. 一般管理費及び当期製造費用に含まれる研究開発費	29,485	30,781

借手側

(1)リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (単位:百万円)

①リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	当期	前期
取得価額相当額	5,771	6,015
減価償却累計額相当額	3,354	3,320
期末残高相当額	2,416	2,694

②未経過リース料期末残高相当額

	当期	前期
1年以内	1,080	1,180
1年超	1,445	1,644
合計	2,526	2,824

③支払リース料、減価償却費相当額及び支払利息相当額

	当期	前期
支払リース料	1,408	1,492
減価償却費相当額	1,273	1,342
支払利息相当額	114	139

④減価償却費相当額及び利息相当額の算定方法

・減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

・利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

(2)オペレーティング・リース取引

未経過リース料

	当期	前期
1年以内	295	324
1年超	303	724
合計	598	1,049

(有価証券関係)

子会社株式及び関連会社株式で時価のあるものはありません。(平成13年3月31日現在)

(税効果関係)

繰延税金資産及び繰延税金負債の発生の主な原因別の内訳　　(単位:百万円)

	当期	前期
(繰延税金資産)		
たな卸資産	5,294	4,230
前払費用	1,080	1,607
賞与引当金	1,116	403
税務上の繰越欠損金	-	3,625
有形固定資産	3,291	3,309
税務上の繰延資産	1,038	1,512
投資評価引当金	1,313	1,187
その他	2,660	1,918
繰延税金資産合計	15,795	17,795
(繰延税金負債)		
その他有価証券評価差額金	△550	-
固定資産圧縮記帳積立金	△2,095	△2,210
特別償却準備金	△32	△26
繰延税金負債合計	△2,678	△2,237
繰延税金資産(又は負債)の純額	13,117	15,558

１２．役員の異動

役員の異動は、平成１３年５月１５日に公表した通りであります。

なお、株主総会後の取締役、監査役および執行役員の新体制は次の通りになる予定です。

代表取締役会長	岸本　正壽	(昇任)
代表取締役社長	菊川　剛	(昇任)
専務取締役	関本　健一	
常務取締役	遊佐　厚	
常務取締役	寺田　昌章	
常務取締役	宮田　耕治	
取締役最高顧問	下山　敏郎	
取締役	米窪　健	
取締役	小坂　信也	
取締役	大久保　雅治	
常勤監査役	太田　稔	(新任)
常勤監査役	古俣　齊	
監査役	生駒　誠也	
監査役	河島　宏資	
上席執行役員	降籏　廣行	(新任)
上席執行役員	小宮　弘	(新任)
上席執行役員	長崎　達夫	(新任)
上席執行役員	森　武幸	(新任)
上席執行役員	柳澤　一向	(新任)
上席執行役員	髙木　幹夫	(新任)
執行役員	市川　和夫	(新任)
執行役員	小島　佑介	(新任)
執行役員	森嶌　治人	(新任)

(Translation)

June 13, 2001

To the Shareholders:

NOTICE OF THE 133RD ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 133rd Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially invited to attend the meeting.

Since voting rights can be exercised in writing even if you are not present at the meeting, please go over the "EXPLANATORY INFORMATION RELATING TO VOTING" set forth below and send us by return mail the enclosed voting form indicating your approval or disapproval of the propositions and affixing your seal registered with the Company.

Yours very truly,

Masatoshi Kishimoto
President and Representative Director

Olympus Optical Co., Ltd.
43-2, Hatagaya 2-chome,
Shibuya-ku, Tokyo

Description

1. Date and hour:

June 28 (Thursday), 2001, 10:00 a.m.

2. Place:

Head Office, Olympus Optical Co., Ltd.
43-2, Hatagaya 2-chome, Shibuya-ku, Tokyo

3. Matters forming the objects of the meeting:

Matters to be reported:

Report on the balance sheet as of March 31, 2001 and the business report and statement of income for the 133rd business year (from April 1, 2000 to March 31, 2001).

Matters to be resolved:

Proposition No. 1:	Approval of the proposed appropriation of retained earnings for the 133rd business year
Proposition No. 2:	Election of ten Directors
Proposition No. 3:	Election of three Statutory Auditors
Proposition No. 4:	Granting of retirement gratuities to the retiring Directors and Statutory Auditor

- - - - -

In attending the meeting, please present the enclosed voting form to a receptionist at the meeting.

(Attached document)

BUSINESS REPORT

(For the period from April 1, 2000 to March 31, 2001)

I. Outline of business activities

1. Business trend and achievement:

The Japanese economy during the business year under review at first showed a sign of self-sustained recovery, especially in the private sector, and remained in a phase of slow improvement in general. However, after the turn of the year, the economy declined sharply. Overseas, the European and Asian economies remained strong in general, while the US economy, which had been pulling the world economy along, decelerated due to deteriorated operating results of information technology (IT)-related companies. In the foreign exchange market, the yen, which began to depreciate in value against the dollar and euro in late November 2000, was higher on the average for the period in comparison with the previous business year.

Under these business circumstances, the Company, based on its middle- and long-range management strategy "99 Fundamental Management Plan," actively engaged in business activities by focusing on the following measures to boost growth potential and profitability.

(1) To boost growth potential

In its existing businesses, the Company has concentrated its efforts on introducing new technologies to add higher value to its products and expanding peripheral businesses of its core products, as well as focusing its management resources on developing new businesses that will become core businesses. Specifically, in the area of digital cameras where competition intensified and prices decreased, the Company launched new products in short cycles. Consequently, the business grew to account for 30% strong of overall sales of the Company, or approximately ¥95 billion. In the area of genome, which is expected to expand hugely, the Company has established a joint venture to provide services of accepting genetic analyses and exerted its efforts to achieve market penetration to make the genome medical business a pillar of its businesses in the future.

(Note) In this business report,

1. all amounts are given by disregarding fractions of a million yen; and
2. all numbers of shares are given by disregarding fractions of a thousand shares.

(2) To boost profitability

The Company has reformed its existing business structures drastically and improved efficiency to minimize costs, whereby boosting profitability.

(i) Reform of manufacturing and physical distribution structures

The Company has sought to improve efficiency by integrating and consolidating its manufacturing and physical distribution centers. The Company has made preparations to integrate its warehouses scattering nationwide into its new physical distribution center in Kawasaki City, Kanagawa Prefecture in August 2001.

(ii) Measures to reduce by half the total lead time

The Company has implemented measures to reduce by half the total lead time covering development to marketing to after-sale services.

(iii) Improvement of overseas bases

To avoid foreign exchange impacts, reduce costs and conduct flexible and speedy operations, the Company has implemented measures to relocate its operating bases overseas and improve them. In its information equipment division, the Company established a new type of company specializing in development and marketing with production outsourced in Singapore, which has commenced operations. In Europe, the Company established subsidiaries and engaged in takeovers to strengthen its system of direct sales of endoscopes.

As a result of these efforts, the Company earned record high net sales for the business year under review, accounting for ¥312,931 million (a 12.0% increase from the previous business year), as exports, including digital cameras, among other things, increased substantially. To list a breakdown of net sales, domestic sales accounted for ¥97,693 million (31.2%) and exports accounted for ¥215,237 million (68.8%). As to profit, increased sales and cost improvement efforts more than offset the impact of foreign exchange. Consequently, ordinary income and net income for the year amounted to ¥12,344 million (a 56.5% increase from the previous business year) and ¥7,507 million, respectively.

2. Performance by business division:

Imaging system division:

In the fast-growing digital camera market, camera makers and major electric-appliance makers has made serious inroads and launched new products in quick succession and competition has further intensified. On the other hand, the compact camera market, specifically in Japan, was forced to contract due to the rapid prevalence of digital

cameras.

Under these circumstances, sales of digital cameras, specifically for the overseas market, increased substantially and contributed to an increase in overall sales of the Company. While competitors increased the numbers of pixels of their products, the Company launched a 4-mega-pixel "CAMEDIA E-10" mounted with a 4x zoom lens and "CAMEDIA C-3040 ZOOM", which materializes the highest brightness among the class of its equivalents, whereby increasing the line of products. As to compact cameras, the Company launched "SUPERZOOM 120SF" mounted with a large real-image finder to spur demand. However, affected by the contracted market, both domestic sales and exports declined.

Consequently, net sales in the imaging system division amounted to ¥153,699 million (a 19.0% increase from the previous business year).

Optical equipment division:

The Company launched "BX2 series," a line of optical equipment specific for each of various uses in the medical and biological area and the industrial area, to spur demand. The Company also commenced operations of a subsidiary incorporated in the United States to further expand its semiconductor-related business.

In Japan, sales of liquid crystal inspection equipment and semiconductor-related inspection equipment "Wafer Station" were strong, recording a substantial increase from the previous business year. Exports to Europe decreased but exports of liquid crystal inspection equipment to Asia increased substantially. Thus, export sales increased in comparison with the previous year.

Consequently, net sales in the optical equipment division amounted to ¥30,146 million (a 22.3% increase from the previous business year).

Endoscopes division:

The Company launched a new endoscope video system "EVIS EXERA" and engaged in aggressive promotional campaigns, including active demonstration activities in the United States and sales with after-sale service agreements throughout Europe.

In Japan, sales decreased from the previous business year due to continuing downturn in replacement demand from medical institutions. Exports of EVIS EXERA and a bronchial videoscope "BF-EXERA" to the United States were strong. Thus, export sales increased in comparison with the previous year.

Consequently, net sales in the endoscopes division amounted to ¥91,110 million (a 0.3% increase from the previous business year).

Clinical analyzer division:

The Company increased a line of automated clinical analyzers in the biochemical area

to increase its market share.

In Japan, sales of a new large biochemical automated clinical analyzer "AU5400" increased substantially and net sales increased from the previous business year. Exports increased as in the United States, sales of a biochemical clinical analyzer "AU2700," for which the Company engaged in full-fledged marketing activities in the overseas market during the business year under review, and clinical analyzers for the hospital market were strong. In Europe, sales of AU2700 increased and in Asia, sales were strong as the Company steadily increased its market share in China and South Korea. Thus, export sales increased in comparison with the previous year.

Consequently, net sales in the clinical analyzer division amounted to ¥10,749 million (a 10.3% increase from the previous business year).

Information equipment division:

The Company joined forces with other companies in Japan to crate a new market for mobile theaters and presented a new use by launching a cable and adaptor for direct connection of its personal display "Eye-Trek" with a portable DVD player, to increase sales.

In Japan, the Company launched a magneto-optical disk drive "Turbo MO mini," which is as compact as a pocket book and USB-connectible. However, it came onto the market late. Thus, net sales decreased from the previous business year. Sales increased in comparison with the previous year as sales of handy information terminals supplied to the Company's business partners in the United States increased substantially.

Consequently, net sales in the information equipment division amounted to ¥27,225 million (an 8.6% increase from the previous business year).

3. Research and development:

The Company has engaged in research and development activities to materialize its corporate business philosophy "Social-In", which emphasizes aligning its values with those of society at large and facilitating the creation of new values for society and people's life. On the basis of "opto-digital technology," an integration of the Company's cutting-edge optical technology and digital technology, the Company has promoted technological developments focusing on more downsized, finer and more diversified products in the areas of imaging, medical treatment, health and industry.

As a result of these efforts, the Company launched an "Ultrahigh-Resolution Rear Display System," which can produce 4-megapixel images on a 100-inch diagonal display, in April 2001. The Company has also commenced services of accepting genetic analyses through its jointly established subsidiary and strengthened alliances with companies in and outside of Japan in research and development activities to make the genome medical business a pillar of its businesses in the future.

Furthermore, the Company has conducted researches into "medical micro machines"

to enable diagnoses by micro devices implanted in the body, whereby accumulating basic technologies.

4. Environmental protection:

In 1992, the Company established "Olympus Environmental Principles." Based on the philosophy of "respecting nature and the safety and health of mankind and contributing to the reestablishment of a healthy environment and a society in which sustainable development is possible through ecologically compatible technological development and business practices," the Company has committed itself to tackling environmental issues according to its "Basic Environmental Plan," which is to be established every three years.

Consequently, the Company has acquired the certification of ISO 14001, an international standard for environmental management systems, for almost all of its manufacturing factories and technological development centers of its research and development division in Japan.

In September 2000, the Company published an "Olympus Environmental Report 2000," which provided a summary of its environmental initiatives.

5. Investment in plant and equipment and financing:

(1) Investment in plant and equipment:

Investment in plant and equipment during the business year under review totaled approximately ¥9,200 million; specifically, ¥6,200 million was invested in manufacturing facilities for production rationalization and metal molds of new products and ¥1,100 million was invested to expand research and development facilities.

(2) Financing:

There is nothing of significance to be reported.

6. Future challenges:

The Japanese economy in the future still remains unforeseeable, while against the background of slow improvement in the employment conditions and corporate earnings on the rise, self-sustained growth, specifically in private sector demand, is expected. In the IT-related area, among other things, the market environment is expected to change rapidly and more speedy decision-making than ever before is required of corporate management.

Under these circumstances, to raise business efficiency and speed, as well as change the mind-set of all employees responsible therefor, in its bid to maximize its enterprise value, the Company implemented reforms to its operating structures in April 2001. The operating divisions have been reorganized into three internal companies, or groups according to the market segments from the viewpoint of customers: "Imaging Systems Group," "Medical

Systems Group" and "Industrial Systems Group." The staff units have been reorganized into "Corporate Center" and "Corporate R&D Center," whereby building up its stand-alone operation of the Groups and support system of the Centers.

Furthermore, for the purpose of separating the function of decision-making on management and supervision from the function of business operations to speed up business operations and establish clear lines of responsibility, the Company will reform the Board of Directors and introduce a system of executive officers after the close of the Ordinary General Meeting of Shareholders to be held in June 2001.

Through these series of reforms to its operating structures, the Company will accelerate the speed of operations and further improve profitability of its existing businesses. Simultaneously, the Company intends to expand businesses in the growth areas: the digital camera area, the endoscopes-peripheral area covering surgery, operative instruments and untrasonic devices, the genome area and the area of semiconductor-related testing devices.

The Company cordially seeks further understanding and support of the shareholders.

7. Recent business performance and assets:

	130th April 1, 1997 - March 31, 1998	**131st** April 1, 1998 - March 31, 1999	**132nd** April 1, 1999 - March 31, 2000	**133rd (current)** April 1, 2000 - March 31, 2001
Net sales (millions of yen)	236,985	257,391	279,446	312,931
Ordinary income (millions of yen)	10,342	10,057	7,888	12,344
Net income for the year (millions of yen)	6,422	4,779	(5,089)	7,507
Net income per share for the year (yen)	24.29	18.07	(19.24)	28.39
Total assets (millions of yen)	340,362	364,215	367,735	384,035
Net assets (millions of yen)	175,002	185,359	178,491	183,327
Net assets per share (yen)	661.70	700.87	674.90	693.18

II. Outline of the Company (as of March 31, 2001, unless otherwise stated)

1. Major businesses:

Imaging system division:	Manufacture and sale of cameras, digital cameras, recorders and other accessories
Optical equipment division:	Manufacture and sale of microscopes, measuring equipment and other accessories
Endoscopes division:	Manufacture and sale of medical and industrial fiberscopes, medical and industrial rigidscopes, medical and industrial videoscopes and other accessories
Clinical analyzer division:	Manufacture and sale of blood analyzers and other related products and accessories
Information equipment division:	Manufacture and sale of magneto-optical disk drives, printers, barcode scanners and other accessories

2. Main offices and plants:

(Translation omitted)

3. State of shares:

(1)	Total number of shares authorized to be issued by the Company:	1,000,000,000 shares
(2)	Total number of issued shares:	264,472,608 shares
(3)	Number of shareholders:	19,559 persons

(4) Principal shareholders:

Name	Shares in the Company held by principal shareholder		Shares in principal shareholder held by the Company	
	Number of shares (thousand shares)	Shareholding ratio (%)	Number of shares (thousand shares)	Shareholding ratio (%)
Nippon Life Insurance Company	21,893	8.28	-	-
The Mitsubishi Trust and Banking Corporation	15,607	5.90	495	0.04
The Chuo Mitsui Trust and Banking Company, Limited	15,231	5.76	-	-
The Toyo Trust and Banking Company, Limited	10,441	3.95	-	-
The Tokai Bank, Limited	10,222	3.87	1,860	0.08
State Street Bank and Trust Company	8,640	3.27	-	-
Japan Trustee Services Bank, Limited	8,579	3.24	-	-
The Bank of Tokyo-Mitsubishi, Ltd.	8,246	3.12	881	0.02
The Sumitomo Bank, Limited	7,847	2.97	3,406	0.11
The Dai-Ichi Mutual Life Insurance Company	7,646	2.89	-	-

4. State of employees:

(Translation omitted)

5. State of business affiliations

(1) State of major subsidiaries:

Name	Capital stock or equity participation	Shareholding ratio (indirect shareholding ratio)	Major businesses
Olympus Japan Co., Ltd.	¥1,424 million	82.1% (10.4%)	Sale of the Company's products in Japan
Olympus Opto-Electronics Co., Ltd.	¥240 million	100.0%	Manufacture of endoscopes, recorders and cameras
Olympus USA Incorporated	US$72,500 thousand	100.0%	Holding company responsible for general business plans and financial assistance for its related companies in the United States
Olympus America Inc.	US$62,782 thousand	100.0% (100.0%)	Sale of the Company's products in the United States
Olympus Optical Co. (Europa) GmbH	Euro29,143 thousand	100.0%	Sale of the Company's products in Europe

(2) Results of business combinations:

The Company has 64 consolidated subsidiaries, including the above five major subsidiaries and six companies subject to the equity method. Consolidated net sales totaled ¥466,700 million and consolidated net income totaled ¥11,700 million.

6. Principal lenders:

Lender	Balance of borrowings	Shares in the Company held by Lender (shareholding ratio) (shares)	(%)
The Sumitomo Bank, Limited	¥630 million	7,847 thousand	2.97
The Tokai Bank, Limited	¥230 million	10,222 thousand	3.87

7. Directors and Statutory Auditors:

Title	Name
Chairman and Representative Director	Toshiro Shimoyama
President and Representative Director	Masatoshi Kishimoto
Senior Managing Director	Masao Kobayashi
Senior Managing Director	Kenichi Sekimoto
Managing Director	Shohei Nagai
Managing Director	Tsuyoshi Kikukawa
Managing Director	Atsushi Yusa
Managing Director	Masaaki Terada
Managing Director	Kouji Miyata
Director	Ken Yonekubo
Director	Yoshihide Yamaoka
Director	Shinya Kosaka
Director	Isao Takahashi
Director	Hiroyuki Furihata
Director	Hiroshi Komiya
Director	Masaharu Ohkubo
Director	Tatsuo Nagasaki
Director	Takeyuki Mori
Director	Kazuhisa Yanagisawa
Director	Mikio Takagi
Full-time Statutory Auditor	Seiya Ikoma
Full-time Statutory Auditor	Hitoshi Komata
Statutory Auditor	Yoshio Kunihisa
Statutory Auditor	Koushi Kawashima

8. Important facts relating to the state of the Company which occurred subsequent to the closing of accounts:

There is nothing of significance to be reported.

BALANCE SHEET
(As of March 31, 2001)

(Million yen)

Assets	
Current assets:	233,107
Cash and deposits	72,311
Trade notes receivable	594
Trade accounts receivable	50,227
Securities	36,483
Finished goods	34,821
Materials	2,906
Goods in process	14,120
Accounts receivable - others	10,199
Deferred tax assets	8,425
Other current assets	3,289
Allowance for doubtful accounts	(273)
Fixed assets:	**150,928**
Tangible fixed assets	**52,302**
Buildings	18,166
Structures	907
Machinery and equipment	6,245
Motor vehicles	16
Tools, furniture and fixtures	11,242
Land	15,464
Construction in progress	260
Intangible fixed assets	**822**
Patents	468
Trademark rights	80
Software	161
Software suspense account	59
Utility rights	52
Investments, etc.	**97,804**
Investment securities	35,247
Capital stocks of subsidiaries	18,098
Equity participation	30,924
Equity participation in subsidiaries	4,974
Long-term loans receivable	1,574
Deferred tax assets	4,692
Other investments, etc.	2,639
Allowance for doubtful accounts	(347)
Total Assets	**384,035**

(Million yen)

Liabilities

Current liabilities:	**124,057**
Trade notes payable	6,222
Trade accounts payable	56,737
Short-term loans payable	1,400
Bonds redeemable within one year	20,000
Accounts payable - others	13,221
Accrued expenses payable	19,249
Accrued corporate income taxes	2,678
Accrued warranty cost	1,011
Other current liabilities	3,536
Fixed liabilities:	**76,650**
Bonds	75,000
Long-term deposit	33
Allowance for employee retirement benefits	389
Allowance for officers' retirement gratuities	1,227
Total Liabilities	**200,708**

Shareholders' Equity

Capital:	**40,832**
Legal reserve:	**71,851**
Capital reserve	65,528
Earned reserve	6,323
Surplus:	**69,876**
Reserve for interim dividends	4,700
Reserve for product development	4,000
Reserve for special depreciation	37
Reserve for advanced depreciation	3,083
General reserve	50,121
Unappropriated retained earnings for the year	7,933
(Net income for the year	7,507)
Revaluation difference of other securities	**767**
Total Shareholders' Equity	**183,327**
Total Liabilities and Shareholders' Equity	**384,035**

STATEMENT OF INCOME
(For the period from April 1, 2000 to March 31, 2001)

(Million yen)

Ordinary Income and Loss	
Operating income and loss:	
Net sales	312,931
Cost of sales	232,772
Selling, general and administrative expenses	62,855
Operating income	**17,303**
Non-operating income and loss:	
Non-operating income	5,518
Interest received	454
Dividends received	552
Income from lease of fixed assets	2,646
Royalties of patent rights	896
Income from equity participation	899
Other non-operating income	68
Non-operating expenses	10,477
Interest paid	86
Interest on bonds	2,910
Cost of sale of bills	3,608
Depreciation of loan assets, etc.	1,861
Other non-operating expenses	2,011
Ordinary income	**12,344**
Special income and loss:	
Special income	671
Income from sale of capital stocks of subsidiaries	375
Transfer to allowance for doubtful accounts	296
Special loss	717
Revaluation loss of investment securities	417
Transfer to reserve for investment appraisal	300
Income before tax for the year	**12,298**
Corporate income taxes, inhabitant taxes and enterprise taxes	2,900
Interperiod tax allocation	1,891
Net income for the year	**7,507**
Retained earnings brought forward from the previous year	2,316
Interim dividends	1,719
Transfer to earned reserve	171
Unappropriated retained earnings for the year	**7,933**

(Notes)
1. The figures are given by disregarding fractions of a million yen.
2. Sales to subsidiaries: ¥262,899 million
3. Purchases from subsidiaries: ¥120,397 million
4. Amount of transactions other than operating transactions with subsidiaries: ¥3,607 million

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(Yen)
Unappropriated retained earnings for the year	**7,933,041,455**
Reversal of voluntary reserve	
Reversal of reserve for advanced depreciation	161,410,676
Total:	**8,094,452,131**
To be appropriated as follows:	
Earned reserve	178,000,000
Dividends (¥6.50 per share)	1,719,055,396
Bonuses to Directors	60,000,000
Reserve for special depreciation	8,236,911
General reserve	1,700,000,000
Retained earnings brought forward to the next year	4,429,159,824

Copy of Account Auditors' Audit Report

AUDIT REPORT

May 15, 2001

Mr. Masatoshi Kishimoto
President and Representative Director
Olympus Optical Co., Ltd.

Asahi & Co.

By Kozo Uno (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Katsushi Itako (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Tsunehiro Oki (seal)
Certified Public Accountant
Participating Partner

In accordance with the provisions of Article 2 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan, we, the oversigned auditing firm, audited the balance sheet, statement of income, business report (to the extent it relates to accounting) and proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) for the 133rd business year of Olympus Optical Co., Ltd. (the "Company") covering the period from April 1, 2000 to March 31, 2001. The portion of the business report and the accompanying detailed statements relating to accounting consisted of those of the matters contained therein which were stated on the basis of the entries in the Company's accounting books.

In making such audit, we complied with generally accepted fair and reasonable auditing standards and followed such auditing procedures as should normally be followed.

The auditing procedures include those followed in respect of any subsidiary of the Company as we deemed necessary.

As a result of such audit, we are of the opinion:

(1) That such balance sheet and statement of income present fairly the state of the property and income and loss of the Company in accordance with the laws, ordinances and the Articles of Incorporation;

(2) That the business report (to the extent it relates to accounting) presents fairly the state of the Company in accordance with the laws, ordinances and the Articles of Incorporation;

(3) That the proposed appropriation of retained earnings is in conformity with the laws, ordinances and the Articles of Incorporation; and

(4) That, with respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the Commercial Code of Japan.

There is no such relation of interests between the Company and this auditing firm or any participating partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

Copy of Board of Statutory Auditors' Audit Report

AUDIT REPORT

May 17, 2001

Mr. Masatoshi Kishimoto
President and Representative Director
Olympus Optical Co., Ltd.

Board of Statutory Auditors
Olympus Optical Co., Ltd.

Seiya Ikoma (seal)
Full-time Statutory Auditor

Hitoshi Komata (seal)
Full-time Statutory Auditor

Yoshio Kunihisa (seal)
Statutory Auditor

Koushi Kawashima (seal)
Statutory Auditor

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 133rd business year from April 1, 2000 to March 31, 2001, prepared this audit report upon deliberation and hereby report in accordance with the provisions of Article 14, paragraph 2 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan, as follows:

I. Method of audit by Statutory Auditors in outline:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc.,

as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, etc., reports on the business operations, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company and required the subsidiaries to render reports on their business operations whenever necessary. We also required the Company's Account Auditors to render reports on and accounts of their audit, examined the accounting statements and followed such other auditing procedures as we considered necessary.

II. Results of audit:

We are of the opinion:

1. That the method and results of the audit made by the Account Auditors, Asahi & Co. are proper;

2. That the business report (excluding the portion of accounting) presents fairly the state of the Company in accordance with the laws, ordinances and the Articles of Incorporation;

3. That the proposition relating to the appropriation of retained earnings has nothing to be pointed out in the light of the state of property of the Company and other circumstances;

4. That the accompanying detailed statements (excluding the portion of accounting) are presented properly and conform to the statement in the business report; and

5. That in connection with the performance by Directors of their duties, including those relating to the subsidiaries, no dishonest act or fact of violation of laws, ordinances or the Articles of Incorporation exists.

With respect to any competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary income by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, and acquisition and disposition by the Company of its own shares, we find no breach of duties on the part of the Directors after following the method of audit, whenever necessary, by making investigation into the state of any transaction in question or otherwise.

- END -

EXPLANATORY INFORMATION RELATING TO VOTING

1. Total number of shares held by the shareholders entitled to vote:

   261,553,000 shares

2. Propositions and explanatory information:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 133rd business year

The proposed appropriation of retained earnings for the business year under review is as set forth on page 17 herein.

With regard to dividends for the business year under review, the operating conditions surrounding the Company still remain severe. However, in appreciation of the shareholders' support, management proposes to pay a dividend of ¥6.50 per share.

Proposition No. 2: Election of ten Directors

The term of office of all of the (twenty) Directors will expire at the close of this General Meeting and the shareholders are requested to elect ten Directors.

The candidates for Directors are as follows:

No.	Name	Number of shares of the Company held by Candidate
1.	Toshiro Shimoyama	54,000 shares
2.	Masatoshi Kishimoto	21,315 shares
3.	Kenichi Sekimoto	18,000 shares
4.	Tsuyoshi Kikukawa	11,000 shares
5.	Atsushi Yusa	8,000 shares
6.	Masaaki Terada	12,000 shares
7.	Kouji Miyata	8,396 shares
8.	Ken Yonekubo	8,000 shares

No.	Name	Number of shares of the Company held by Candidate
9.	Shinya Kosaka	5,000 shares
10.	Masaharu Ohkubo	2,000 shares

Proposition No. 3: Election of three Statutory Auditors

The term of office of three Statutory Auditors Seiya Ikoma, Koshi Kawashima and Yoshio Kunihisa will expire at the close of this General Meeting and the shareholders are requested to elect three Statutory Auditors.

The candidates for Statutory Auditors are as follows:

No.	Name	Number of shares of the Company held by Candidate
1.	Seiya Ikoma	11,025 shares
2.	Koushi Kawashima	0 share
3.	Minoru Ohta	1,328 shares

Proposition No. 4: Granting of retirement gratuities to the retiring Directors and Statutory Auditor

It is proposed that retirement gratuities be granted to Messrs. Masao Kobayashi, Shohei Nagai, Yoshihide Yamaoka, Isao Takahashi, Hiroyuki Furihata, Hiroshi Komiya, Tatsuo Nagasaki, Takeyuki Mori, Kazuhisa Yanagisawa and Mikio Takagi, who will retire as Directors as of the close of this General Meeting, and Mr. Yoshio Kunihisa, who will retire as Statutory Auditor as of the close of this General Meeting, in appreciation of the distinguished services rendered by them while in office, within the extent of a reasonable amount in accordance with the established standard of the Company and that the determination of the actual amount, time, method of presentation and other items be entrusted to the Board of Directors in respect of the retiring Directors and to the mutual consultation among the Statutory Auditors in respect of the retiring Statutory Auditor, respectively.

- END -

平成13年6月13日

株　主　各　位

東京都渋谷区幡ヶ谷2丁目43番2号
オリンパス光学工業株式会社
代表取締役社長　岸　本　正　壽

第133期定時株主総会招集ご通知

拝啓　益々ご清栄のこととお慶び申し上げます。

さて、当社第133期定時株主総会を下記のとおり開催いたしますので、ご出席くださいますようご案内申し上げます。

なお、当日ご出席願えない場合は、書面によって議決権を行使することができますので、お手数ながら後記の「議決権の行使に関する参考書類」をご検討くださいまして、同封の議決権行使書用紙に賛否をご表示いただき、ご押印のうえ、折り返しご送付くださいますようお願い申し上げます。

敬　具

記

1．日　　時　平成13年6月28日（木曜日）午前10時
2．場　　所　東京都渋谷区幡ヶ谷2丁目43番2号　当社本店
（末尾の会場ご案内図をご参照ください。）
3．会議の目的とする事項
報告事項　平成13年3月31日現在の貸借対照表ならびに第133期(平成12年4月1日から平成13年3月31日まで）営業報告書および損益計算書報告の件
決議事項
第1号議案　第133期利益処分案承認の件
第2号議案　取締役10名選任の件
第3号議案　監査役3名選任の件
第4号議案　退任取締役および退任監査役に対し退職慰労金贈呈の件

以　上

当日ご出席の際は、お手数ながら同封の議決権行使書用紙を会場受付にご提出くださいますようお願い申し上げます。

添付書類

営業報告書

（平成12年４月１日から
平成13年３月31日まで）

Ⅰ　営業の概況

１．営業の経過および成果

当期のわが国経済は、民間企業を中心に自律的回復に向けた動きが継続し、全体としては緩やかな改善基調で推移しましたが、今年に入り景気は急激に冷え込みました。一方、海外では、欧州、アジアなど総じて堅調な経済状況が続きましたが、世界経済を牽引してきた米国において、IT関連企業の業績悪化により成長速度の減速が見られました。また、為替相場は対ドル、対ユーロとも11月末より円安に転じましたが、年度を平均すると前期に比べ円高となりました。

このような経営環境のもと、当社は中長期経営戦略「99経営基本計画」に基づいて、成長性と収益性を追求するために、次のような施策に重点を置いて取り組んでまいりました。

(1)　成長性の追求

既存事業においては、新しい技術によって付加価値を高め、コア商品の周辺事業を拡大するとともに、経営資源を重点配分することにより、新たな核となる新規事業の創成に努めてまいりました。特にデジタルカメラは、競争の激化と価格低下の中で、新製品を短期サイクルで発売し、全社売上の３割強を占める約950億円を売り上げる事業に成長いたしました。また、急拡大が期待される「ゲノム」分野においては、共同出資により遺伝子受託解析サービスの新会社を設立するなど、「ゲノム」医療事業を将来の柱とすべく、市場への取り組みを強化いたしました。

(2)　収益性の追求

既存の事業構造の抜本的な見直しを行い、効率の向上によるコストの最小化を図ることにより収益性の追求を行ってまいりました。

①製造・物流構造の見直し

製造・物流拠点の統合、集約による効率性の追求を推進してまいりました。

（注）この営業報告書は、次により記載しております。

１．百万円単位の表示金額は、百万円未満を切り捨てております。

２．千株単位の表示株数は、千株未満を切り捨てております。

分散している国内倉庫を平成13年8月に神奈川県川崎市の新物流センターに統合すべく、準備を進めてまいりました。

②トータル・リードタイム半減への取組み

開発から販売、アフターサービスを含めたトータル・リードタイムの半減に努めてまいりました。

③海外拠点の拡充

為替の影響の回避、コスト低減およびフレキシブルでスピーディーな事業展開を図るため、事業拠点を海外に移転、拡充する施策を推進してまいりました。情報機器部門において、生産を外部委託する新しいタイプの開発・営業型の新会社がシンガポールにおいて営業を開始いたしました。また、欧州においては、子会社の設立や企業買収により、内視鏡の直販体制を強化いたしました。

以上のような取り組みを行ってきた結果、当期の売上高は、デジタルカメラを筆頭に輸出売上高が大きく伸長したことから、前期比12.0%増の3,129億31百万円となり、過去最高を更新いたしました。売上高の内訳は、国内が976億93百万円(構成比31.2%)、輸出が2,152億37百万円（同68.8%）であります。利益面では、売上拡大と原価改善に努めた結果、為替の影響を吸収し、経常利益は123億44百万円(前期比56.5%増)、当期利益は75億7百万円となりました。

2．営業部門別の状況

映像部門

急成長を続けるデジタルカメラ市場では、カメラメーカーや大手電機メーカーが本格的に参入し、次々と新製品を市場に導入することにより、競争が一層激化しました。一方、デジタルカメラの急速な普及により、国内を中心にコンパクトカメラ市場は縮小を余儀なくされました。

このような状況下、デジタルカメラは海外向けを中心に大きく売上を伸ばし、全社の売上高の増加に寄与いたしました。各社商品の高画素数化が進むなか、当社は400万画素で4倍ズームレンズを搭載した「キャメディアＥ－10」やクラス最高レベルの明るさを実現した「キャメディアＣ－3040ZOOM」などを発売し、商品ラインナップを拡充いたしました。一方、コンパクトカメラでは、大型実像式ファインダーを搭載した「スーパーズーム120SF」を発売するなど需要の喚起に努めましたが、市場規模縮小の影響をカバーしきれず、国内、輸出とも減収となりました。

この結果、映像部門の売上高は1,536億99百万円(前期比 19.0%増)となりました。

光学機器部門

医学・生物分野や工業分野の多様な用途ごとに専用機種をラインナップした「BX2シリーズ」を発売するなど需要の喚起に努めるとともに、米国に設立した子会社の営業を開始して半導体関連事業の一層の拡大を図りました。

国内においては、液晶検査装置および半導体関連の検査装置「ウエハステーション」の販売が好調で、前期に比べ大きく売上を伸ばしました。輸出においては、欧州向けが減収となったものの、アジア向けの液晶検査装置などが大きく売上を伸ばし、輸出売上高は前期を上回りました。

この結果、光学機器部門の売上高は301億46百万円(前期比 22.3%増)となりました。

内視鏡部門

内視鏡ビデオシステムの新製品「EVIS EXERA」を発売するとともに、米国における活発なデモンストレーション活動や、欧州全域でのアフターサービス契約付販売の実施により、積極的な販促活動を展開しました。

国内においては、医療機関における更新需要の冷え込みが続いたために、売上高は前期を下回りました。一方、輸出においては、米国向けの「EVIS EXERA」や気管支用ビデオスコープ「BF－EXERA」の販売が好調に推移したため、売上高は前期を上回りました。

この結果、内視鏡部門の売上高は911億10百万円(前期比 0.3%増)となりました。

分析機部門

生化学分野における自動分析装置の製品ラインナップ拡充により市場シェア拡大を図りました。

国内においては、大型生化学自動分析装置の新製品「AU5400」が売上を大きく伸ばしたことにより、売上高は前期を上回りました。輸出においては、米国向けが、当期海外市場で本格的に販売活動を展開した生化学分析装置「AU2700」や病院市場向け装置の好調で売上を伸ばしました。また、欧州向けも「AU2700」が売上を伸ばすとともに、アジア向けも中国、韓国における着実なシェア拡大により堅調に推移したため、輸出売上高は前期を上回りました。

この結果、分析機部門の売上高は107億49百万円(前期比 10.3%増)となりました。

情報機器部門

国内においては、他社と共同でモバイル・シアターの新市場創造を目指し、ポータブルDVDプレーヤーと当社製品であるパーソナル・ディスプレイ「アイトレック」のダイレクト接続ケーブル・アダプタを発売し、新たな用途提案を行い売上の増加

に努めました。

国内においては、文庫本大のコンパクトサイズでUSB接続可能な光磁気ディスク装置「Turbo MO mini」を発売しましたが、発売時期が遅れたことにより、売上高は前期を下回る結果となりました。輸出においては、米国の業務提携先に供給した携帯情報端末（ハンディターミナル）の販売が大きく伸びたため、売上高は前期を上回りました。

この結果、情報機器部門の売上高は272億25百万円（前期比 8.6%増）となりました。

3．研究開発の状況

社会と価値観を共有しながら、社会や人々の生活に新しい価値を提供するという当社の経営思想「Social-In」を実現すべく、研究開発活動を行ってきました。当社の最先端の光学技術とデジタル技術を融合させた「オプト・デジタル・テクノロジー」をベースに、映像、医療・健康、工業の各領域において、小型化、精細化、複合化に重点を置いた技術開発を推進してきました。

その成果として、400万画素の映像を100型大画面に表示できる「超高精細画像表示システム」を平成13年4月より発売いたしました。また、共同出資の子会社を通じて遺伝子受託解析サービスを開始するなど、内外の企業との提携を強化して、「ゲノム」医療事業を将来の事業の柱とすべく研究開発に努めてきました。

さらに、体内に取り込まれた微小な機械が診断を行う「医療用マイクロマシン」の研究を手がけており、基礎技術の蓄積を行ってきました。

4．環境への取組みの状況

当社は1992年に「オリンパス環境憲章」を制定し、「人々の安全・健康と自然のいとなみを尊重し、環境に調和する技術の開発・事業活動を通して、持続的発展が可能な人間社会と健全な環境の実現に貢献する」ことを理念として、3年毎に定める「環境基本計画」に沿って、積極的に環境問題に取り組んできました。

その結果、国内のほとんどの製造工場と研究開発部門の技術開発センターで、環境マネジメントシステムの国際規格ISO 14001の認証を取得いたしました。

平成12年9月には環境問題への取組状況をまとめた「オリンパス環境レポート2000」を発行いたしました。

5．設備投資および資金調達の状況

(1) 設備投資の状況

当期の設備投資の総額は、約92億円であります。主なものとして、生産合理化のための生産設備および新製品の金型に62億円、研究開発設備の拡充に11億

円を投資しました。

(2) 資金調達の状況

特に記載すべき事項はありません。

6．会社が対処すべき課題

今後のわが国経済は、依然として先行き不透明なものの、雇用環境の緩やかな改善と企業の増益基調の継続を背景として、民需を中心とした自律的成長が期待されています。また、IT分野を中心として市場環境は急速に変化することが予想され、企業経営には今まで以上にスピーディーな意思決定が要求されます。

このような状況のもと、当社は企業価値最大化に向け、経営スピードと経営効率を高めるとともに、それを推進する全従業員の意識改革を図るため、平成13年4月より経営構造の改革を実施いたしました。事業部門を顧客視点で市場セグメントに対応した「映像システムカンパニー」「医療システムカンパニー」「産業システムカンパニー」の3つのカンパニーに、スタッフ部門を「コーポレートセンター」「研究開発センター」の2つのセンターに再編し、カンパニーの自立経営とセンターのサポート体制を強化してまいります。

また、経営意思決定および監督機能と業務執行機能を分けて経営のスピードアップと責任の明確化を図るために、取締役会の改革と執行役員制の導入を平成13年6月の定時株主総会後に実施いたします。

これら一連の経営構造改革により経営のスピードを加速させ、既存事業の一層の収益力強化を図るとともに、デジタルカメラ分野をはじめ、外科、処置具、超音波などの内視鏡周辺分野、ゲノム分野、半導体関連検査装置などの成長分野の事業拡大を目指してまいります。

株主各位におかれましては、一層のご理解とご支援を賜りますようお願い申し上げます。

7．過去の営業成績および財産状況の推移

区　　分	第130期	第131期	第132期	第133期（当　期）
売　上　高（百万円）	236,985	257,391	279,446	312,931
経　常　利　益（百万円）	10,342	10,057	7,888	12,344
当　期　利　益（百万円）	6,422	4,779	△5,089	7,507
1株当たりの当期利益（円）	24.29	18.07	△19.24	28.39
総　資　産（百万円）	340,362	364,215	367,735	384,035
純　資　産（百万円）	175,002	185,359	178,491	183,327
1株当たりの純資産（円）	661.70	700.87	674.90	693.18

（注）1．△印は損失を示しています。
2．1株当たりの当期利益は期中平均株式数で、また1株当たりの純資産は期末発行済株式総数で算出しています。
3．第132期は、特定金外信託およびスワップを整理し、その含み損等を処理したことにより、当期損失を計上いたしました。

II　会社の概況

（以下の説明は、特に記載がない限り平成13年３月31日現在の状況であります。）

１．主要な事業内容

映像部門：カメラ、デジタルカメラ、録音機、その他付属品の製造および販売
光学機器部門：顕微鏡、測定器、その他付属品の製造および販売
内視鏡部門：医療用および工業用ファイバースコープ、医療用および工業用硬性鏡、医療用および工業用ビデオスコープ、その他付属品の製造および販売
分析機部門：血液分析機、その他関連製品、付属品の製造および販売
情報機器部門：光磁気ディスク装置、プリンタ、バーコードスキャナ、その他付属品の製造および販売

２．営業所および工場

本店	東京都渋谷区幡ヶ谷2丁目43番2号
本社事務所	東京都新宿区西新宿2丁目3番1号　新宿モノリス
	東京都新宿区西新宿1丁目22番2号　新宿サンエービル
技術開発センター石川	東京都八王子市石川町2951番地
技術開発センター宇津木	東京都八王子市久保山町2丁目3番地
辰野生産技術センター	長野県上伊那郡辰野町伊那富6666番地
伊那工場	長野県伊那市大字伊那5128番地
日の出工場	東京都西多摩郡日の出町平井34番地3
営業所	当社の営業活動は、国内、海外とも主に子会社の本・支店を通じて行っております。

３．株式の状況

(1)　会社が発行する株式の総数　1,000,000,000株
(2)　発行済の株式の総数　264,472,608株
(3)　株主数　19,559名

(4) 大　株　主

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数	持株比率	持株数	持株比率
日本生命保険相互会社	21,893千株	8.28%	―千株	―%
三菱信託銀行株式会社	15,607	5.90	495	0.04
中央三井信託銀行株式会社	15,231	5.76	―	―
東洋信託銀行株式会社	10,441	3.95	―	―
株式会社東海銀行	10,222	3.87	1,860	0.08
ステートストリートバンクアンドトラストカンパニー	8,640	3.27	―	―
日本トラスティ・サービス信託銀行株式会社	8,579	3.24	―	―
株式会社東京三菱銀行	8,246	3.12	881	0.02
株式会社住友銀行	7,847	2.97	3,406	0.11
第一生命保険相互会社	7,646	2.89	―	―

(注) 1．三菱信託銀行株式会社および株式会社東京三菱銀行は日本信託銀行株式会社と共同して株式移転により平成13年4月2日付で完全親会社である株式会社三菱東京フィナンシャル・グループを設立し、同日付で、当社は株式会社三菱東京フィナンシャル・グループの普通株式1,228株（0.02%）を所有しております。

2．株式会社住友銀行は、平成13年4月1日付で株式会社さくら銀行と合併し、株式会社三井住友銀行となりました。なお、上記には記載されておりませんが、平成13年3月31日現在、株式会社さくら銀行は5,375千株（2.03%）の当社株式を所有しております。また、当社は平成13年4月1日現在で株式会社三井住友銀行の普通株式を4,184千株（0.07%）所有しております。

3．東洋信託銀行株式会社および株式会社東海銀行は株式会社三和銀行と共同して株式移転により平成13年4月2日付で完全親会社である株式会社 UFJ ホールディングスを設立し、同日付で、当社は株式会社 UFJ ホールディングスの普通株式1,153株（0.02%）を所有しております。

4．上記の当社への出資状況の持株数のうち、信託業務にかかる株式数は次のとおりであります。

三菱信託銀行株式会社	13,510千株
中央三井信託銀行株式会社	12,054千株
東洋信託銀行株式会社	10,435千株
日本トラスティ・サービス信託銀行株式会社	8,579千株

4．従業員の状況

従業員数			前期末比増減	平均年齢	平均勤続年数
男	女	合計			
4,222名	616名	4,838名	11名増	37.4歳	15.7年

5．企業結合の状況

(1) 重要な子会社の状況

会社名	資本金又は出資金	持株比率	主要な事業内容
オリンパス販売株式会社 (注) 1	1,424百万円	82.1% (うち間接所有 10.4%)	国内における当社製品の販売
オリンパス光電子株式会社	240百万円	100.0%	内視鏡、録音機、カメラの製造
Olympus USA Incorporated	72,500千米ドル	100.0%	米国の関係会社に対する総合経営企画ならびに金融支援を行う持株会社
Olympus America Inc.	62,782千米ドル	100.0% (うち間接所有 100.0%) (注) 2	米国における当社製品の販売
Olympus Optical Co. (Europa) GmbH	29,143千ユーロ	100.0%	欧州における当社製品の販売

(注) 1．オリンパス販売株式会社は、平成13年4月1日付にて社名変更し、オリンパスプロマーケティング株式会社となりました。
2．Olympus USA Incorporatedが100%所有しております。

(2) 企業結合の成果

前記の重要な子会社5社を含む連結対象子会社は64社、持分法適用会社は6社であります。当期の連結売上高は4,667億円、連結当期純利益は117億円であります。

6. 主要な借入先

借入先	借入額	借入先が有する当社株式数	
株式会社住友銀行	630百万円	7,847千株	2.97%
株式会社東海銀行	230	10,222	3.87

(注) 株式会社住友銀行は、平成13年4月1日付で株式会社さくら銀行と合併し、株式会社三井住友銀行となりました。

7. 取締役および監査役の氏名、会社における地位および担当または主な職業

代表取締役 会長		下山敏郎
代表取締役 社長		岸本正壽
専務取締役	(生産技術本部長兼品質保証部担当)	小林正雄
専務取締役	(映像事業部長)	関本健一
常務取締役	(営業管理本部長兼総合情報システム部、広報宣伝部、カスタマーサポートセンターおよび貿易管理室担当)	永井邑平
常務取締役	(経営企画部、総務・財務部、人事部および経理部担当兼 Olympus USA Incorporated 社長兼 Olympus America Inc. 会長)	菊川剛
常務取締役	(基礎技術研究所長)	遊佐厚
常務取締役	(内視鏡事業部長)	寺田昌章
常務取締役	(情報機器事業部長)	宮田耕治
取締役	(技術開発本部長)	米窪健
取締役	(光学機器事業部長)	山岡彬秀
取締役	(生産技術本部副本部長)	小坂信也
取締役	(オリンパス販売株式会社代表取締役社長)	高橋功
取締役	(外科事業推進部長)	降籏廣行
取締役	(Olympus Hong Kong and China Limited 董事長兼 Olympus (Shenzhen) Industrial Ltd. 董事長)	小宮弘
取締役	(分析機事業部長)	大久保雅治
取締役	(新事業推進本部長)	長崎達夫
取締役	(Olympus Optical Co. (Europa) GmbH 上席副社長)	森武幸
取締役	(ゲノム事業推進プロジェクトリーダー)	柳澤一向
取締役	(営業管理企画部長兼貿易管理室長)	高木幹夫
常勤監査役		生駒誠也
常勤監査役		古俣齊
監査役		國久義雄
監査役		河島宏資

(注) 國久義雄および河島宏資の両監査役は、「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める、いわゆる社外監査役の資格要件を満たす監査役であります。

当期中の取締役および監査役の異動

(1) 平成12年6月29日開催の第132期定時株主総会において、次のとおり新たに選任されて就任いたしました。

取締役　髙木幹夫

(2) 平成12年6月29日、次のとおり退任いたしました。

専務取締役　澤村一郎

(3) 平成12年6月29日開催の取締役会において、取締役の会社における地位を次のとおり変更いたしました。

(括弧内は会社における従前の地位であります。)

専務取締役	(常務取締役)	関本健一
常務取締役	(取締役)	宮田耕治

(4) 当期中に次のとおり取締役の担当および主な職業に異動がありました。

(括弧内は従前の担当であります。)

〔平成12年4月1日付〕

取締役	小宮弘	Olympus Hong Kong and China Limited董事長兼Olympus(Shenzhen) Industrial Ltd. 董事長 (Olympus Hong Kong Limited 董事長兼Olympus(Shenzhen)Industrial Ltd.董事長兼映像営業部長)

〔平成12年6月29日付〕

取締役	米窪健	技術開発本部長 (新事業推進本部長)
取締役	長崎達夫	新事業推進本部長 (映像技術部長)

〔平成12年12月1日付〕

取締役	柳澤一向	ゲノム事業推進プロジェクトリーダー (複合精密技術部長)

8．決算期後に生じた会社の状況に関する重要な事実

特記すべき事項はありません。

貸借対照表

(平成13年3月31日現在)

科目	金額	科目	金額
(資産の部)	百万円	(負債の部)	百万円
流動資産	**233,107**	**流動負債**	**124,057**
現金及び預金	72,311	支払手形	6,222
受取手形	594	買掛金	56,737
売掛金	50,227	短期借入金	1,400
有価証券	36,483	一年内償還予定社債	20,000
製品	34,821	未払金	13,221
材料	2,906	未払費用	19,249
仕掛品	14,120	未払法人税等	2,678
未収入金	10,199	製品保証引当金	1,011
繰延税金資産	8,425	その他	3,536
その他	3,289	**固定負債**	**76,650**
貸倒引当金	△273	社債	75,000
固定資産	**150,928**	長期預り金	33
有形固定資産	**52,302**	退職給付引当金	389
建物	18,166	役員退職慰労金引当金	1,227
構築物	907	**負債合計**	**200,708**
機械装置	6,245		
車両運搬具	16	(資本の部)	
工具器具備品	11,242	**資本金**	**40,832**
土地	15,464	**法定準備金**	**71,851**
建設仮勘定	260	資本準備金	65,528
無形固定資産	**822**	利益準備金	6,323
特許権	468	**剰余金**	**69,876**
商標権	80	中間配当積立金	4,700
ソフトウェア	161	製品開発積立金	4,000
ソフトウェア仮勘定	59	特別償却準備金	37
施設利用権等	52	圧縮記帳積立金	3,083
投資等	**97,804**	別途積立金	50,121
投資有価証券	35,247	当期未処分利益	7,933
子会社株式	18,098	[うち当期利益]	[7,507]
出資金	30,924	**その他有価証券評価差額金**	**767**
子会社出資金	4,974	**資本合計**	**183,327**
長期貸付金	1,574		
繰延税金資産	4,692		
その他	2,639		
貸倒引当金	△347		
資産合計	**384,035**	**負債及び資本合計**	**384,035**

(注) 1．記載金額は、百万円未満を切り捨てて表示しております。
2．子会社に対する短期金銭債権 46,491百万円
3．子会社に対する長期金銭債権 905百万円
4．子会社に対する短期金銭債務 26,093百万円
5．流動資産「その他」には、自己株式4百万円を含めて記載しております。
6．有形固定資産の減価償却累計額 111,398百万円
7．貸借対照表に計上した固定資産のほか、カメラ製造設備・顕微鏡製造設備・内視鏡製造設備の一部及び電子計算機等は、リース契約により使用しております。
8．重要な外貨建資産・負債（為替予約が付されているものを除く）

有価証券	1,486百万円	(外貨 12,000千米ドル)
未収入金	2,459百万円	(外貨 19,853千米ドル)
子会社株式	11,361百万円	(外貨 75,500千米ドル)
	4,780百万円	(外貨 351,500千香港ドル)
	2,099百万円	(外貨 8,634千英ポンド)
	587百万円	(外貨 6,000,000千韓国ウォン)
子会社出資金	4,896百万円	(外貨 29,143千ユーロ)
買掛金	2,833百万円	(外貨 22,870千米ドル)
未払費用	2,649百万円	(外貨 21,384千米ドル)

9．子会社株式から控除した投資評価引当金の金額 3,145百万円
10．当期末日は、金融機関の休日でありましたが、期末日満期手形は満期日に決済が行われたものとして処理しております。
期末残高から除かれている期末日満期手形は、次のとおりであります。
受取手形 128百万円
支払手形 537百万円
11．役員退職慰労金引当金は商法第287条の2に規定する引当金であります。
12．輸出為替手形割引高 65,886百万円
13．保証債務 53,510百万円
上記には子会社に対する保証予約等37,244百万円が含まれております。
14．1株当たりの当期利益 28円39銭
（期中平均株式数により算出しております。）
15．有価証券の時価評価により、純資産額が767百万円増加しております。
なお、当該金額は商法第290条第1項第6号の規定により、配当に充当することが制限されております。

損益計算書

(平成12年4月1日から
平成13年3月31日まで)

科目	金額
経常損益の部	百万円
営業損益の部	
売上高	312,931
売上原価	232,772
販売費及び一般管理費	62,855
営業利益	**17,303**
営業外損益の部	
営業外収益	5,518
(受取利息)	(454)
(受取配当金)	(552)
(固定資産賃貸収入)	(2,646)
(特許権収入)	(896)
(出資金投資利益)	(899)
(その他)	(68)
営業外費用	10,477
(支払利息)	(86)
(社債利息)	(2,910)
(手形売却費用)	(3,608)
(貸与資産減価償却費等)	(1,861)
(その他)	(2,011)
経常利益	**12,344**
特別損益の部	
特別利益	671
(子会社株式売却益)	(375)
(貸倒引当金戻入額)	(296)
特別損失	717
(投資有価証券評価損)	(417)
(投資評価引当金繰入額)	(300)
税引前当期利益	**12,298**
法人税、住民税及び事業税	2,900
法人税等調整額	1,891
当期利益	**7,507**
前期繰越利益	2,316
中間配当額	1,719
利益準備金積立額	171
当期未処分利益	**7,933**

(注) 1．記載金額は、百万円未満を切り捨てて表示しております。
2．子会社への売上高 262,899百万円
3．子会社からの仕入高 120,397百万円
4．子会社との営業取引以外の取引高 3,607百万円

重要な会計方針

1．有価証券の評価基準及び評価方法

①満期保有目的の債券	………	償却原価法
②子会社株式及び関連会社株式	………	移動平均法による原価法
③その他有価証券		
時価のあるもの	………	期末日の市場価格等に基づく時価法（評価差額は、全部資本直入法により処理し、売却原価は移動平均法により算定）
時価のないもの	………	移動平均法による原価法
④デリバティブ取引により生ずる債権及び債務	………	時価法

2．たな卸資産の評価基準及び評価方法

①製品及び仕掛品	………	先入先出法に基づく低価法
②材料	………	先入先出法に基づく原価法

3．固定資産の減価償却の方法

(1) 有形固定資産	………	定率法
①車両運搬具、工具及び備品	………	法人税法に基づく耐用年数による。
②その他の有形固定資産	………	機能的耐用年数の予測に基づいて決定した当社所定の耐用年数による。
(2) 無形固定資産	………	定額法 法人税法に基づく耐用年数による。なお、将来の収益獲得が確実であると認められる自社利用のソフトウェアについては、社内における利用可能期間（3年）による。

4．引当金の計上基準

(1) 貸倒引当金

売掛金、貸付金等の債権の貸倒損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

(2) 投資評価引当金

取引所の相場なき株式のうち、発行会社の財政状態が悪化しているものに対処して、当該株式の実質価額の低下額を基礎として設定しております。

(3) 製品保証引当金

製品のアフターサービス費の支出に備えるため、過去の実績額を基礎として、当社所定の基準により計上しております。

(4) 退職給付引当金

従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産に基づき、当期末に発生していると認められる額を計上しております。なお、会計基準変更時差異（6,434百万円）については、5年による按分額を費用処理しております。

(5) 役員退職慰労金引当金

役員の退職慰労金の支出に備えるため、内規に基づく期末要支給額を計上しております。

5．リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

6．ヘッジ会計の方法

繰延ヘッジ処理を採用しております。なお、為替予約が付されている外貨建売掛金については振当処理を行っております。

7．消費税等の会計処理

消費税等の会計処理は、税抜き方式によっております。

(表示方法の変更)
1．役員退職慰労金引当金
　従来、「退職給与引当金」に含めておりました役員の退職慰労金の引当分は、科目の性格をより適切に表示するため、当期より「役員退職慰労金引当金」として表示しております。

(追加情報)
1．退職給付会計
　当期から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会 平成10年6月16日))を適用しております。この結果、従来の方法によった場合と比較して、退職給付費用が251百万円増加し、経常利益及び税引前当期利益はそれぞれ247百万円減少しております。
2．金融商品会計
　当期から金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会 平成11年1月22日)) を適用しております。
(有価証券)
　金融商品に係る会計基準を適用した結果、従来の方法によった場合と比較して、経常利益及び税引前当期利益はそれぞれ1,220百万円増加しております。なお、その他有価証券を時価評価したことによるその他有価証券評価差額金767百万円、及び繰延税金負債550百万円（繰延税金資産と相殺して表示しております。）を計上しております。
(貸倒引当金)
　貸倒引当金の計上方法を貸倒実績率による方法に変更したため、従来の方法によった場合と比較して、税引前当期利益は302百万円増加しております。
(輸出為替手形の割引)
　輸出為替手形の割引により発生した割引料は、発生した期及び翌期に費用配分する方法から、発生した期に手形売却費用として全額費用計上する方法に変更しております。この変更に伴い、従来の方法によった場合と比較して、経常利益及び税引前当期利益は450百万円少なく計上されております。また、前期において「支払利息及び割引料」に含めて表示しておりました手形割引料（1,845百万円）は、当期より「手形売却費用」（3,608百万円）として表示する方法に変更しております。

利益処分案

	円
当期未処分利益	**7,933,041,455**
任意積立金取崩額	
圧縮記帳積立金取崩額	161,410,676
合計	**8,094,452,131**
これを次のとおり処分いたします。	
利益準備金	178,000,000
配当金	1,719,055,396
（1株につき6円50銭）	
取締役賞与金	60,000,000
特別償却準備金	8,236,911
別途積立金	1,700,000,000
次期繰越利益	4,429,159,824

(注) 1. 平成12年12月15日に、1,719百万円（1株につき6円50銭）の中間配当を実施しました。
2. 特別償却準備金及び圧縮記帳積立金は、租税特別措置法の規定によるものであります。

会計監査人の監査報告書　謄本

監　査　報　告　書

平成13年5月15日

オリンパス光学工業株式会社
代表取締役社長　岸 本 正 壽　殿

朝 日 監 査 法 人
代表社員 関与社員　公認会計士　宇 野 皓 三 ㊞
代表社員 関与社員　公認会計士　潮 来 克 士 ㊞
関与社員　公認会計士　沖　恒 弘 ㊞

当監査法人は、「株式会社の監査等に関する商法の特例に関する法律」第2条の規定に基づき、オリンパス光学工業株式会社の平成12年4月1日から平成13年3月31日までの第133期営業年度の貸借対照表、損益計算書、営業報告書(会計に関する部分に限る。)及び利益処分案並びに附属明細書（会計に関する部分に限る。）について監査を行った。なお、営業報告書及び附属明細書について監査の対象とした会計に関する部分は、営業報告書及び附属明細書に記載されている事項のうち会計帳簿の記録に基づく記載部分である。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。なお、この監査手続は、当監査法人が必要と認めて実施した子会社に対する監査手続を含んでいる。

監査の結果、当監査法人の意見は次のとおりである。

(1) 貸借対照表及び損益計算書は、法令及び定款に従い会社の財産及び損益の状況を正しく示しているものと認める。
(2) 営業報告書（会計に関する部分に限る。）は、法令及び定款に従い会社の状況を正しく示しているものと認める。
(3) 利益処分案は、法令及び定款に適合しているものと認める。
(4) 附属明細書（会計に関する部分に限る。）について、商法の規定により指摘すべき事項はない。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

監査役会の監査報告書　謄本

監　査　報　告　書

平成13年5月17日

オリンパス光学工業株式会社
代表取締役社長　岸本正壽　殿

オリンパス光学工業株式会社　監査役会
常勤監査役　生駒誠也㊞
常勤監査役　古俣　齊㊞
監査役　國久義雄㊞
監査役　河島宏資㊞

当監査役会は、平成12年4月1日から平成13年3月31日までの第133期営業年度における取締役の職務の執行について、各監査役から監査の方法及び結果の報告を受け、協議の上、本監査報告書を作成し、「株式会社の監査等に関する商法の特例に関する法律」第14条第2項に基づいて、次のとおり報告します。

Ⅰ．監査役の監査の方法の概要

各監査役は、監査役会が定めた監査の方針、業務の分担等に従い、取締役会その他の重要な会議に出席し、また、取締役等から営業の報告を受け、重要な決裁書類を閲覧し、本社及び主要な事業所の業務及び財産の状況を調査し、必要に応じて子会社に対し営業の報告を求めました。また、会計監査人からその監査に関する報告と説明とを受け、さらに計算書類を検討するなどその他必要と認められる方法により監査しました。

Ⅱ．監査の結果

1．会計監査人 朝日監査法人の監査の方法及び結果は相当であると認めます。
2．営業報告書（会計に関する部分を除く）は、法令及び定款に従い、会社の状況を正しく示しているものと認めます。
3．利益処分に関する議案は、会社の財産の状況その他の事情に照らして指摘すべき事項は認められません。
4．附属明細書（会計に関する部分を除く）は、正しく記載されており、営業報告書の記載と合致していることを認めます。
5．取締役の職務遂行に関しては、子会社に関する職務も含め、不正の行為又は法令若しくは定款に違反する重大な事実は認められません。

なお、取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の財産上の利益の供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等については、必要に応じて当該取引の状況を調査するなどの方法によって監査しました結果、取締役の義務違反は認められません。

以　上

以　上

議決権の行使に関する参考書類

1．議決権を有する株主が有する株式の総数　　261,553,000株

2．議案および参考事項

第１号議案　第133期利益処分案承認の件

当期の利益処分案は、添付書類（19頁）に記載のとおりであります。当期の利益配当金につきましては、会社を取り巻く環境には依然として厳しいものがありますが、株主各位のご支援にお応えすべく、１株につき６円50銭といたしたいと存じます。

第２号議案　取締役10名選任の件

本総会終結の時をもって取締役全員（20名）が任期満了となりますので、取締役10名の選任をお願いいたしたいと存じます。

取締役候補者は次のとおりであります。

候補者番号	氏名（生年月日）	略歴および他の会社の代表状況	所有する当社株式の数
1	下山敏郎（しもやまとしろう） （大正13年５月４日生）	昭和24年11月　当社入社 昭和51年１月　当社取締役 昭和54年６月　当社常務取締役 昭和57年１月　当社代表取締役専務 昭和59年１月　当社代表取締役社長 平成５年６月　当社代表取締役会長に就任、現在に至る <他の会社の代表状況> 株式会社オプノテック代表取締役社長	54,000株
2	岸本正壽（きしもとまさとし） （昭和10年12月12日生）	昭和33年４月　当社入社 昭和60年１月　当社取締役 昭和63年１月　当社常務取締役 平成２年６月　当社専務取締役 平成３年６月　当社代表取締役専務 平成５年６月　当社代表取締役社長に就任、現在に至る	21,315株

候補者番号	氏名（生年月日）	略歴および他の会社の代表状況	所有する当社株式の数
3	関本健一（せきもとけんいち） （昭和12年9月30日生）	昭和35年4月　当社入社 平成2年6月　当社取締役 平成2年10月　当社第2事業部長 平成9年4月　当社映像事業部長 平成9年6月　当社常務取締役 平成12年6月　当社専務取締役に就任、現在に至る 平成13年4月　当社映像システムカンパニー長、現在に至る	18,000株
4	菊川剛（きくかわつよし） （昭和16年2月27日生）	昭和39年10月　当社入社 平成5年6月　当社取締役 平成8年4月　当社広報宣伝部担当兼ＤＩプロジェクト部長 平成9年4月　当社広報宣伝部担当兼映像事業部副事業部長 平成10年6月　当社常務取締役に就任、現在に至る 平成10年6月　Olympus USA Incorporated 社長および Olympus America Inc. 会長に就任、現在に至る 平成11年6月　当社経営企画部、総務・財務部、人事部および経理部担当 平成13年4月　当社コーポレートセンター長、現在に至る <他の会社の代表状況> Olympus USA Incorporated 社長 Olympus America Inc.会長	11,000株
5	遊佐厚（ゆさあつし） （昭和19年3月15日生）	昭和55年8月　当社入社 平成4年6月　当社取締役 平成7年10月　当社研究部長 平成9年4月　当社基礎技術研究所長 平成10年6月　当社常務取締役に就任、現在に至る 平成13年4月　当社研究開発センター長、現在に至る	8,000株

候補者番号	氏名 (生年月日)	略歴および他の会社の代表状況	所有する当社株式の数
6	寺田呂章(てらだまさあき) (昭和20年1月9日生)	昭和43年4月 当社入社 平成5年10月 当社第3事業部長 平成7年6月 当社取締役 平成9年4月 当社内視鏡事業部長 平成11年6月 当社常務取締役に就任、現在に至る 平成13年4月 当社医療システムカンパニー長、現在に至る <他の会社の代表状況> Olympus Moscow Limited Liability Company 理事長	12,000株
7	宮田耕治(みやたこうじ) (昭和16年9月20日生)	昭和40年4月 当社入社 平成7年6月 当社取締役 平成7年10月 当社OM推進部長 平成8年12月 当社情報機器事業部長 平成12年6月 当社常務取締役に就任、現在に至る 平成13年4月 当社産業システムカンパニー長、現在に至る	8,396株
8	米窪健(よねくぼけん) (昭和19年5月16日生)	昭和43年4月 当社入社 平成7年4月 当社DMプロジェクト部長 平成7年6月 当社取締役に就任、現在に至る 平成10年6月 当社新事業推進本部長 平成12年6月 当社技術開発本部長 平成13年4月 当社医療システムカンパニー分析機事業部長、現在に至る	8,000株
9	小坂信也(こさかしんや) (昭和16年11月14日生)	昭和40年4月 当社入社 平成4年4月 当社生産技術部長 平成8年6月 当社取締役に就任、現在に至る 平成9年4月 当社辰野生産技術センター部長 平成11年4月 当社生産技術本部副本部長 平成13年4月 当社研究開発センター生産技術研究所長、現在に至る	5,000株

候補者番号	氏名(生年月日)	略歴および他の会社の代表状況	所有する当社株式の数
10	大久保雅治(おおくぼまさはる)(昭和22年3月25日生)	昭和45年4月 当社入社 平成6年10月 Olympus America Inc.上席副社長 平成10年6月 当社取締役に就任、現在に至る 平成10年9月 当社分析機事業部長 平成13年4月 当社コーポレートセンターオペレーション統括室長、現在に至る	2,000株

(注)候補者と当社との間には、いずれも特別の利害関係はありません。

第3号議案 監査役3名選任の件

本総会終結の時をもって監査役生駒誠也、河島宏資および國久義雄の3名が任期満了となりますので、監査役3名の選任をお願いいたしたいと存じます。

監査役候補者は次のとおりであります。

候補者番号	氏名(生年月日)	略歴および他の会社の代表状況	所有する当社株式の数
1	生駒誠也(いこませいや)(昭和12年10月17日生)	昭和35年4月 当社入社 平成5年6月 当社常勤監査役に就任、現在に至る	11,025株
2	河島宏資(かわしまこうし)(昭和2年3月15日生)	昭和56年6月 株式会社コパル(現日本電産コパル株式会社)代表取締役社長 平成3年6月 同社代表取締役会長 平成10年6月 当社監査役に就任、現在に至る	0株
3	*太田稔(おおたみのる)(昭和17年12月9日生)	昭和40年4月 当社入社 平成2年4月 当社経理部長 平成13年6月 当社コーポレートセンターオペレーション統括室長付、現在に至る	1,328株

(注)1. 候補者と当社との間には、いずれも特別の利害関係はありません。
2. *印は新任候補者であります。
3. 生駒誠也および河島宏資の両氏は、「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める、いわゆる社外監査役の資格要件を満たす候補者であります。

第４号議案　退任取締役および退任監査役に対し退職慰労金贈呈の件

本総会終結の時をもって退任いたします取締役小林正雄、永井昌平、山岡彬秀、高橋功、降籏廣行、小宮弘、長崎達夫、森武幸、柳澤一向、髙木幹夫および監査役國久義雄の各氏に対し、その在任中の労に報いるため退職慰労金を当社の基準に従って相当額の範囲内で贈呈いたしたく存じます。なお、その具体的金額、贈呈の時期、方法等は、退任取締役については取締役会に、退任監査役については監査役の協議にご一任願いたいと存じます。

退任取締役および退任監査役の略歴は次のとおりであります。

氏　名	略　歴
小林正雄	昭和63年１月　当社取締役 平成４年６月　当社常務取締役 平成９年６月　当社専務取締役に就任、現在に至る
永井昌平	昭和63年１月　当社取締役 平成７年６月　当社常務取締役に就任、現在に至る
山岡彬秀	平成８年６月　当社取締役に就任、現在に至る
高橋　功	平成９年６月　当社取締役に就任、現在に至る
降籏廣行	平成９年６月　当社取締役に就任、現在に至る
小宮　弘	平成10年６月　当社取締役に就任、現在に至る
長崎達夫	平成10年６月　当社取締役に就任、現在に至る
森　武幸	平成11年６月　当社取締役に就任、現在に至る
柳澤一向	平成11年６月　当社取締役に就任、現在に至る

氏　　名	略　　歴
高　木　幹　夫	平成12年６月　当社取締役に就任、現在に至る
國　久　義　雄	平成元年６月　当社常勤監査役 平成10年６月　当社監査役に就任、現在に至る

以　上

会 場 ご 案 内

会　場　東京都渋谷区幡ヶ谷２丁目43番２号
当社本店３階講堂
電 話 03 (3377) 2111 (代表)



北
株主総会会場
当社本店
3階講堂
至中野
至東中野
至環七
水道道路
至新宿
中野通り
テルモ
ロッテ
山手通り
至八王子
甲州街道
至新宿
三井住友銀行
幡ヶ谷駅北口
当社看板・たばこ店
至品川

京王新線幡ヶ谷駅下車　　北口より徒歩５分

（本書類は、再生紙を使用しております）

(Translation)

03 JAN 17 AM 7:21

June 28, 2001

To the Shareholders:

NOTICE OF RESOLUTION OF
THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 133rd Ordinary General Meeting of Shareholders of the Company held today, report was made and resolutions were adopted as set forth below.

Yours very truly,

Tsuyoshi Kikukawa
President and Representative Director

Olympus Optical Co., Ltd.
43-2, Hatagaya 2-chome,
Shibuya-ku, Tokyo

Description

Matters for reporting:

Report on the balance sheet as of March 31, 2001 and the business report and statement of income for the 133th business year (from April 1, 2000 to March 31, 2001).

The particulars of the above accounting documents were reported to the meeting.

Matters for resolution:

Proposition No.1: Approval of the proposed appropriation of retained earnings for the 133rd business year

The proposition was approved and adopted as proposed. The dividends to shareholders were determined to be ¥6.50 per share.

Proposition No. 2: Election of ten Directors

The proposition was approved and adopted as proposed. The following ten persons were elected as Directors and assumed the respective offices.

Re-appointed Directors: Toshiro Shimoyama, Masatoshi Kishimoto, Kenichi Sekimoto, Tsuyoshi Kikukawa, Atsushi Yusa, Masaaki Terada, Koji Miyata, Ken Yonekubo, Shinya Kosaka and Masaharu Okubo.

Proposition No. 3: Election of three Statutory Auditors

The proposition was approved and adopted as proposed. The following three persons were elected as Statutory Auditors and assumed the respective offices.

Re-appointed Statutory Auditors: Seiya Ikoma and Hiroshi Kawashima
New Statutory Auditor: Minoru Ota

Proposition No. 4: Granting of retirement gratuities to the retiring Directors and Statutory Auditor

The proposition was approved and adopted that retirement gratuities be granted to the retired Directors, Messrs. Masao Kobayashi, Shohei Nagai, Akihide Yamaoka, Isao Takahashi, Hiroyuki Furihata, Hiroshi Komiya, Tatsuo Nagasaki, Takeyuki Mori, Ikko Yanagisawa and Mikio Takagi and the retired Statutory Auditor Mr. Yoshio Kunihisa, in appreciation of services rendered by them while in office, within the extent of reasonable amounts in accordance with the established standards of the Company and that determination of the actual amount, the time and method of presentation, etc. be left to the Board of Directors.

. . . . .

Notice

At the meeting of the Board of Directors held following the close of this Ordinary General Meeting of Shareholders, the following persons were elected as Representative Directors and Directors with specific titles and assumed the respective offices:

Chairman and Representative Director:	Masatoshi Kishimoto
President and Representative Director:	Tsuyoshi Kikukawa
Senior Managing Director:	Kenichi Sekimoto
Managing Director:	Atsushi Yusa
Managing Director:	Masaaki Terada
Managing Director:	Kouji Miyata

Messrs. Minoru Ohta and Hitoshi Komata were elected as Full-time Statutory Auditors by self-election among Statutory Auditors.

- - - - -

Payment of Dividends

(Translation omitted)

- E N D -

平成13年6月28日

株主各位

東京都渋谷区幡ヶ谷2丁目43番2号
オリンパス光学工業株式会社
代表取締役社長　菊　川　　剛

定時株主総会決議ご通知

拝啓　益々ご清栄のこととお慶び申し上げます。
さて、本日開催の当社第133期定時株主総会において、下記のとおり報告ならびに決議されましたのでご通知申し上げます。

敬具

記

報告事項　平成13年3月31日現在の貸借対照表ならびに第133期(平成12年4月1日から平成13年3月31日まで) 営業報告書および損益計算書報告の件
上記各書類の内容を報告いたしました。(同封の「事業報告」をご参照ください。)

決議事項

第1号議案　第133期利益処分案承認の件
原案どおり承認可決され、利益配当金は1株につき6円50銭と決定いたしました。
(同封の「事業報告」に記載の利益処分をご参照ください。)

第2号議案　取締役10名選任の件
原案どおり下記の10名が選任され、それぞれ就任いたしました。
重任取締役　下山敏郎、岸本正壽、関本健一、菊川　剛、遊佐　厚、寺田昌章、宮田耕治、米窪　健、小坂信也、大久保雅治

第3号議案　監査役3名選任の件
原案どおり下記の3名が選任され、就任いたしました。
重任監査役　生駒誠也、河島宏資
新任監査役　太田　稔

第4号議案　退任取締役および退任監査役に対し退職慰労金贈呈の件
原案どおり、退任取締役小林正雄、永井昌平、山岡彬秀、高橋功、降籏廣行、小宮弘、長崎達夫、森武幸、柳澤一向、高木幹夫および退任監査役國久義雄の各氏に対し、その在任中の労に報いるため、当社の基準に従って相当額の範囲内で退職慰労金を贈呈することとし、その具体的金額、贈呈の時期、方法等は、退任取締役については取締役会に、また、退任監査役については監査役の協議に一任することに承認可決されました。

以　上

お 知 ら せ

本総会終了後開催の取締役会において、代表取締役ならびに役付取締役が次のとおり選任され、それぞれ就任いたしました。

代表取締役 会　　長	岸　本　正　壽	代表取締役 社　　長	菊　川　　　剛
専務取締役	関　本　健　一	常務取締役	遊　佐　　　厚
常務取締役	寺　田　昌　章	常務取締役	宮　田　耕　治

また、監査役の互選により、太田稔、古俣齊の２名を常勤の監査役に定めました。

以　上

利益配当金のお支払いについて

1. 第133期利益配当金は、同封の「郵便振替支払通知書」により最寄りの郵便局でお受け取りください。
   なお、配当金は当社定款の規定により、支払確定の日から満３年を経過した後はお支払いいたしませんので、お早めにお受け取り願います。
2. 配当金の銀行振込をご指定されている方には、「配当金計算書」と「お振込先について」をご送付申し上げます。

以　上

(Translation)

November 19, 2001

BRIEF ANNOUNCEMENT OF CONSOLIDATED SETTLEMENT OF INTERIM ACCOUNTS FOR THE BUSINESS YEAR ENDING MARCH 31, 2002

Name of listed company:	Olympus Optical Co., Ltd.
Listing exchange:	Tokyo Stock Exchange Osaka Securities Exchange
Code number:	7733
Location of head office:	Tokyo
Inquiries to be directed to:	Kazuhiro Watanabe General Manager of Accounting Dept. Tel. (03) 3340-2151
Date of meeting of the Board of Directors concerning settlement of interim accounts:	November 19, 2001
Adoption of U.S. Generally Accepted Accounting Principles:	None

1. Consolidated interim business results (April 1, 2001 through September 30, 2001):

(1) Operating results:

(Note) Figures are stated by discarding fractions of one million yen.

	Six-month period ended September 30, 2001	Six-month period ended September 30, 2000	Year ended March 31, 2001
Net sales	¥248,073 million (14.0%)	¥217,703 million (5.3%)	¥466,704 million
Operating income	¥16,440 million (13.3%)	¥14,514 million (- 4.8%)	¥35,496 million
Ordinary income	¥11,844 million (10.2%)	¥10,749 million (11.6%)	¥22,689 million
Net income	¥6,204 million (17.3%)	¥5,287 million (-%)	¥11,787 million
Net income per share	¥23.46	¥19.99	¥44.57
Fully diluted earnings per share	¥-	¥-	¥-

(Notes)

	Six-month period ended September 30, 2001	Six-month period ended September 30, 2000	Year ended March 31, 2001
1) Gain on equity method investments:	¥259 million	¥159 million	¥311 million
2) Average number of shares during the period (year) (consolidated):	264,467,578 shares	264,461,598 shares	264,464,718 shares

3) Changes in accounting methods: Yes

4) The percentages in the items of net sales, operating income, ordinary income and net income for the period indicate the rates of increase or decrease from the interim period of the previous business year.

(2) Consolidated financial condition:

	Six-month period ended September 30, 2001	Six-month period ended September 30, 2000	Year ended March 31, 2001
Total assets	¥580,802 million	¥586,611 million	¥584,103 million
Shareholders' equity	¥194,035 million	¥186,044 million	¥192,229 million
Ratio of shareholders' equity	33.4%	31.7%	32.9%
Shareholders' equity per share	¥733.67	¥703.46	¥726.85

(3) State of consolidated cash flows:

	Six-month period ended September 30, 2001	Six-month period ended September 30, 2000	Year ended March 31, 2001
Cash flows from operating activities	¥12,234 million	¥23,889 million	¥29,304 million
Cash flows from investing activities	(¥5,631 million)	(¥24,124 million)	(¥11,837 million)
Cash flows from financing activities	¥1,749 million	¥12,557 million	(¥1,594 million)
Cash and cash equivalents at end of the year	¥89,368 million	¥76,194 million	¥84,751 million

(4) Matters relating to the scope of consolidation and the application of equity method:

Number of consolidated subsidiaries: 66 companies

Number of non-consolidated subsidiaries subject to the equity method: 3 companies

Number of affiliated companies subject to the equity method: 3 companies

(5) Changes in the scope of consolidation and the application of equity method:

Consolidated subsidiaries (inclusion): 4 companies
" (exclusion): 2 companies

Companies subject to the equity method (inclusion): None
" (exclusion): None

2. Forecast of consolidated operating results for the business year ending March 31, 2002 (April 1, 2001 through March 31, 2002):

	Full-year
Net sales	¥510,000 million
Ordinary income	¥26,000 million
Net income	¥11,000 million

(Reference) Forecast of net income per share (full-year) ¥41.59

1. STATE OF CORPORATE GROUP

The Group comprises Olympus Optical Co., Ltd. (the "Company") and its 69 subsidiaries and four affiliated companies. Its major business is the manufacture and sale of products related with imaging systems, medical systems, industrial systems, etc. The Group also engages in business activities related with each of the above business divisions, including the operation of holding companies and financial investment.

As a result of a reform to the management system of the Company and the introduction of an internal company system in April 2001, the business divisions has been reclassified according to the Groups and Centers effective in the interim business year under review.

The following four divisions respectively correspond to the imaging systems division, medical systems division, industrial systems division and other businesses division described in the section of segments by business types. The common division engages in businesses pertaining to these four divisions.

Division	Major products and content of business	Major companies
Imaging systems-related division:	Cameras, digital cameras and recorders	The Company (Consolidated subsidiaries) Olympus ProMarketing Inc., Olympus Opto-Electronics Co., Ltd., Ohmachi Olympus Co., Ltd., Sakaki Olympus Co., Ltd. Olympus America Inc., Olympus Optical Co. (Europa) GmbH, Olympus Optical Co. (U.K.) Ltd., Olympus France S.A., Olympus Hong Kong and China Limited, Olympus (Shenzhen) Industrial Ltd.
Medical systems-related division:	Fiberscopes, rigidscopes, videoscopes, blood analyzers and biological microscopes	The Company (Consolidated subsidiaries) Olympus ProMarketing Inc., KS Olympus Co., Ltd., Olympus Opto-Electronics Co., Ltd., Shirakawa Olympus Co., Ltd., Mishima Olympus Co., Ltd. Olympus America Inc., Olympus Optical Co. (Europa) GmbH, Olympus Winter & Ibe GmbH, KeyMed (Medical & Industrial Equipment) Ltd., Olympus France S.A., Olympus Singapore Pte. Ltd.

Machinery and equipment-related division:	Industrial microscopes, industrial endoscopes, printers, magneto-optical disk drives and barcode scanners and measuring equipment	The Company (Consolidated subsidiaries) Olympus ProMarketing Inc., KS Olympus Co., Ltd., Okaya Olympus Co., Ltd., Sakaki Olympus Co., Ltd. Olympus America Inc., Olympus Optical Co. (Europa) GmbH, Olympus Optical Co. (U.K.) Ltd., Olympus France S.A., Olympus Singapore Pte. Ltd.
Other businesses:	System development and services of accepting genetic analyses	The Company (Consolidated subsidiaries) Olympus Systems Co., Ltd., Olympus Sogo Service Co., Ltd., NovusGene Inc.
Common division:	Operation of holding companies and finance investment	Olympus USA Incorporated, Olympus Corporation of America, Olympus Asian Pacific Limited, Olympus Asset Management Limited, Olympus (U.K.) Ltd.

The following is an outline chart of the aforementioned:

Outside Customers

↑

Sales companies

Domestic

<Subsidiaries>
*Olympus ProMarketing Inc.,
*KS Olympus Co., Ltd.,
*Olympus AVS Co., Ltd.

<Related company>
**Adachi Co., Ltd.

Asia

*Olympus Singapore Pte. Ltd.
*Olympus (Thailand) Company Limited
*Olympus (Malaysia) SDN BHD
*Olympus Technologies Singapore Pte. Ltd.
*Olympus Australia Pty Ltd.
*Olympus New Zealand Limited
*Olympus Korea Co., Ltd.
*Olympus (China) Investment Co., Ltd.

<Affiliated company>
Olympus (India) Private Ltd.

Europe

<Subsidiaries>
*Olympus Optical Co. (Europe) GmbH
*Olympus Winter & Ibe GmbH
*Olympus Optical Co. (U.K.) Ltd.
*KeyMed (Medical & Industrial Equipment) Ltd.
*KeyMed Ireland Ltd.
*Olympus France S.A.
*Olympus Diagnostica GmbH
*Olympus Austria Ges.m.b.H
*Olympus Optical AB
*Olympus Optical (Schweiz) AG
*Olympus d.o.o. za trgovinu
*Olympus C&S, spol. s.r.o.
*Olympus Danmark A/S
*Olympus Norge A/S
*Olympus Italia S.r.l.
*Olympus Optical Polska Sp. z.o.o.
*Olympus Hungary Kft.
*Olympus Spain S.A.
*Olympus Technicas S.A.
*Olympus Finland OY
**Olympus Moscow Limited Liability Company

<Related company>
**Olympus Nederland B.V.

North America

<Subsidiaries>
*Olympus America Inc.
*Olympus Industrial America Inc.
*Olympus Integrated Technologies America Inc.

↑

Olympus Optical Co., Ltd. (the Company)

Domestic manufacturing companies

Imaging system	<Subsidiaries> *Tokyo Kinzoku Co., Ltd. *Olympus Opto-Electronics Co., Ltd. *Ohmachi Olympus Co., Ltd. *Sakaki Olympus Co., Ltd. *Tokyo Kinzoku Co., Ltd., Kyowa Plant
Medical systems	<Subsidiaries> *Olympus Opto-Electronics Co., Ltd. *Shirakawa Olympus Co., Ltd. *Mishima Olympus Co., Ltd., *Olympus Engineering Co., Ltd. <Related company> **Opnoteck Co., Ltd.
Industrial systems	<Subsidiaries> *Sakaki Olympus Co., Ltd. *Okaya Olympus Co., Ltd.

Domestic system development company
<Subsidiary> *Olympus Systems Co., Ltd.

Domestic transportation company
<Subsidiary> *Olympus Logitex Co., Ltd.

Domestic service companies
<Subsidiaries> *Olympus Technical Service Co., Ltd. *Olympus Sogo Service Co., Ltd. *Olympus Medical Engineering Co., Ltd. *Olympus Leasing Co., Ltd. *NovusGene Inc.

* **Consolidated subsidiary**

** **Company subjected to the equity method**

Example:

→ **Supply of products**

┈→ **Supply of components for manufacturing**

Imaging system	<Subsidiaries> *Olympus Hong Kong and China Limited *Olympus (Shenzhen) Industrial Ltd. *Olympus Taiwan Co. Ltd. *Olympus Beijing Industry & Technology Limited **Beijing Beizhao Olympus Optical Co., Ltd.
Medical equipment	<Subsidiaries> *Olympus Winter & Ibe GmbH *Olympus Diagnostica GmbH *KeyMed (Medical & Industrial Equipment) Ltd. *Algram Group Limited
Industrial systems	<Subsidiaries> *Olympus Technologies Singapore Pte. Ltd. *KeyMed (Medical & Industrial Equipment) Ltd.

Overseas holding companies
<Subsidiaries> *Olympus USA Incorporated *Olympus Corporation of America *Olympus (U.K.) Ltd. *Olympus Asian Pacific Limited

Overseas system development company
<Subsidiary> *Olympus Software Europe GmbH

Overseas finance company
<Subsidiary> *Olympus Asset Management Limited

Overseas service companies
<Subsidiaries> *Olympus Endo-Repair Europe GmbH *Olympus trgovina d.o.o. *Olympus de Mexico S.A. de c.v. *Olympus Endoterapia Sp. z.o.o. *Olympus Medical Care (Hungary) Kft. Medical Service Limited Liability Company **Olympus Trading (Shanghai) Limited

2. BUSINESS POLICY

1. Basic management policy

Based on its Group's management vision "FOCUS 21" inaugurated in October 1994, the Company has engaged in corporate activities to become a "value-creating company" which emphasizes aligning its values with those of society at large, facilitating the creation of new values through its business activities and contributing to the materialization of people's health and welfare.

2. Basic principles concerning the distribution of profits

The Company follows a fundamental policy of distributing profits to its shareholders on a constant basis. Taking into consideration operating results and future prospects, as well as investment in the development of new technologies and products to strengthen its product competitiveness and improve profitability for a stronger management basis, the rationalization of its manufacturing functions and other factors, the Company endeavors to distribute profits to its shareholders to the extent funds remain available for dividends.

As to use of free cash flows, the Company will, based on the policy of "Selection and Concentration", focus the funds on businesses in the growth areas: the digital camera area, the endoscopes-peripheral area covering surgery, operative instruments and untrasonic devices, the gene-related area and the area of semiconductor-related testing devices, to establish new core businesses.

3. The Company's middle- and long-range management strategy

The Company has inaugurated its "99 Fundamental Management Plan," under which the Company aims to make effective use of its group's management resources to boost growth potential and continuously innovate its management and technology to strengthen international competitiveness and become a global company of good standing. To attain this aim, the Company places top priority on accelerating departure from matured businesses to growth businesses and strengthening the basis to attain the aim. Specifically, the Company engages in business activities with an emphasis on the following five items:

(1) Boost growth potential

In its existing businesses, the Company will concentrate its efforts on strengthening its profit-earning capability by building up product lines and reducing costs. With resources obtained by so doing, the Company will develop new businesses that will become core businesses of the Group in the near future.

(2) Materialize customer-creed management

To build up trustful relations with its customers through better communication and strengthen more unfailing brand power, the Company will place emphasis on the environment, CS (customer satisfaction), qualities and services.

(3) Promote global management

The Company will push forward businesses with emphasis on profitability of its Group as a whole and promote autonomous and self-sustained operations of local companies under the specified policies and rules for management of the Group.

(4) Improve technical capabilities

On the basis of "opto-digital technology," an integration of the Company's basic optical and precision technology and its cutting-edge digital technology, the Company will develop technologies with an eye on commercialization at all times, as well as based on the policy of "Selection and Concentration" and the utilization of third-party technologies, while taking into consideration the efficiency and speed of development as key factors.

(5) Strengthen management basis

To maintain its profit-earning capability, the Company will seek to drastically improve efficiency of the operations of its Group by running a campaign to reduce by half the total lead time covering all operating processes of development to marketing on a global basis, whereby reducing total operating costs.

4. Measures to improve corporate governance

To respond speedily to customer needs in the network society changing rapidly in recent years and seek business speed and efficiency, the Company reorganized its operating divisions into three internal companies (or Groups) according to the market segments, and its staff units into two Centers, whereby building up its stand-alone operation of the Groups and support system of the Centers in April 2001.

Furthermore, after the close of its Ordinary General Meeting of Shareholders held in June 2001, for the purpose of separating the function of decision-making on management and supervision from the function of business operations to speed up business operations and establish clear lines of responsibility, the Company reformed the Board of Directors and introduced a system of executive officers. The number of Directors was reduced from 20 to 10.

To respond speedily to changes in society in the future, the Company will continue to implement all measures to optimize its corporate structures and management systems.

3. OPERATING RESULTS

1. Overview of interim operating results for the consolidated business year ending March 31, 2001

(million yen)

	Net sales	Operating income	Ordinary income	Net income	Net income per share
Six-month period ended September 30, 2001	248,073	16,440	11,844	6,204	23.46
Six-month period ended September 30, 2000	217,703	14,514	10,749	5,287	19.99
Increase or decrease	14.0%	13.3%	10.2%	17.3%	-

Overview of interim operating results for the business year ending March 31, 2002

During the interim period under review, the burst of the information technology (IT) bubble evolving out of the United States triggered a globally simultaneous economic slowdown and the situations became severer for corporate management. Affected by this, the Japanese economy continued to remain stagnant and showed no sign of recovery.

Due to a substantial increase in sales of digital cameras in Japan and overseas and sales of endoscopes overseas, as well as the depreciation of the yen against the dollar and euro from the previous business year, net sales on a consolidated basis amounted to ¥248,073 million (a 14.0% increase from the corresponding period of the previous business year).

As to profit, while profit from digital cameras decreased due to a drastic change in the market conditions, due to increased sales of endoscopes as well as the depreciation of the yen, operating income amounted to ¥16,440 million (a 13.3% increase from the corresponding period of the previous business year). Ordinary income and net income for the period amounted to ¥11,844 million (a 10.2% increase) and ¥6,204 million (a 17.3% increase), respectively.

Performance by business division

Note: The business divisions have been reclassified according to the Groups and Centers effective in the interim period under review, as a result of a reform to the management system of the Company and the introduction of an internal company system in April 2001. For the purpose of comparison, the figures for the corresponding period of the previous business year were calculated based on the same standard applicable to the interim period under review.

Imaging systems division:

On a consolidated basis, net sales in the imaging systems division amounted to ¥98,855 million (a 14.2% increase from the corresponding period of the previous business year) and operating loss amounted to ¥4,040 million.

As to digital cameras, sales increased substantially both in and outside of Japan to account for one-fourth (1/4) of net sales on a consolidated basis, or approximately ¥63,700 million. The Company launched a compact "CAMEDIA C-1", which materializes a small and light body, as well as easy operation and high performance, and "CAMEDIA C-700 ULTRAZOOM" mounted with an optical 10x zoom lens, which sold steadily. Sales of other existing mainstay models also increased.

However, selling prices of digital cameras fell principally due to a sharp market decline in the United States and the Company wrote off inventory. Consequently, the Company registered a loss.

As to compact cameras, the Company launched new lines of "μ [mju:] Series", the Company's mainstay models, and "i Series" to expand sales and its market share increased in Europe and the United State, specifically. However, materially affected by the contracted market, net sales decreased from the corresponding period of the previous business year. Notwithstanding, the Company exerted all-out efforts to reduce costs at its operating bases integrated in China, specifically. Consequently, operating income increased.

Medical systems division:

On a consolidated basis, net sales in the medical systems division amounted to ¥116,499 million (an 18.5% increase from the corresponding period of the previous business year) and operating income amounted to ¥24,455 million (a 38.3% increase).

As to medical endoscopes, sales of ultrasonic endoscopes and operative instruments increased steadily. Sales in the peripheral area also grew. While the Company's mainstay digestive endoscopes were adversely affected by control of health care costs, sales of its endoscope video system "EVIS EXERA" increased, specifically in the United States. Consequently, net sales of medical endoscopes increased substantially from the corresponding period of the previous business year.

As to biological microscopes, shipments of its mainstay models "BX2 Series", as well as new models, such as a low-end digital camera for use in microscopes "DP12" and a biological microscope for training and examinations "CX31/41" increased steadily. Consequently, net sales of biological microscopes increased both in and outside of Japan.

As to blood analyzers, due to sluggish growth of large biochemical automated clinical analyzers "AU5400", net sales in Japan decreased. However, sales of "AU5400" and small biochemical automated clinical analyzers "AU400" increased substantially in Europe and the United States. Consequently, net sales of blood analyzers increased from the corresponding period of the previous business year.

As to profit, due to increased sales of "EVIS EXERA", operating income increased substantially.

Industrial systems division:

On a consolidated basis, net sales in the industrial systems division amounted to

¥28,676 million (a 4.4% increase from the corresponding period of the previous business year) and operating income amounted to ¥372 million.

As to industrial endoscopes, in Japan, a decline in the semiconductor market was offset by the favorable large LCD market and sales increased. However, exports decreased due to a decline in the global semiconductor market and sales decreased from the corresponding period of the previous business year. As to MO drives, the Company launched a new small and light model "Turbo MO mini EX" to expand sales. However, affected by the contracted market and intensified price competition, net sales decreased. Sales of handy information terminals increased in the United States and sales of printers also increased with new models launched.

Other businesses division:

On a consolidated basis, net sales in the other businesses division amounted to ¥4,043 million (a 25.0% decrease from the corresponding period of the previous business year) and operating loss amounted to ¥1,561 million.

Sales of IC boards for plasma displays supplied to its business partners increased substantially.

To develop its genome business as a new business, in February 2001, the Company incorporated NovusGene Inc. as a joint venture with Mitsui Knowledge Industry Co., Ltd. to cultivate a market for services of accepting genetic analyses.

This division is an up-front division to mainly develop new ventures and inevitably tends to suffer a deficit.

2. Research and development

The Company has engaged in research and development activities to materialize its corporate business philosophy "Social-In", which emphasizes aligning its values with those of society at large and facilitating the creation of new values for society and people's life.

On the basis of "opto-digital technology," an integration of the Company's core optical technology and cutting-edge digital technology, the Company has promoted technological developments to create values in the areas of imaging systems, medical systems and industrial systems.

Specifically, the Company has promoted research and development activities to make the genome medical business as a pillar of its businesses in the future. Furthermore, the Company has conducted researches into "medical micro machines" to enable diagnoses by micro devices implanted in the body, whereby accumulating basic technologies.

Research and development expenses for the interim period under review amounted to ¥14,700 million.

3. Environmental protection

In 1992, the Company established "Olympus Environmental Principles", declaring "Olympus will respect nature and the safety and health of mankind and contribute to the reestablishment of a healthy environment and a society in which sustainable development is possible through ecologically compatible technological development and business practices." Based on the philosophy, the Company has committed itself to tackling environmental issues according to its "Basic Environmental Plan," which is to be established every three years, as shown in the "Olympus Environmental Report 2001," which provided a summary of its environmental initiatives.

4. Prospect for the current business year:

Due to the 9/11 terrorist attacks in the United States and the countermeasures by the U.S. government, the world economy is anticipated to head downward. The Japanese economy warrants no optimism in the future as consumption still remains flat and the stock market remain weak.

Under these circumstances, the Company and its Group companies will give top priority to speed in strengthening competitiveness of its existing businesses through further sales expansion and cost reductions and implementing drastic reforms to its profit-earning basis through developing new value added businesses.

As to business results on a consolidated basis for the current business year, the Company forecasts net sales, ordinary income and net income to amount to ¥510,000 million (a 9.3% increase from the previous business year), ¥26,000 million (a 14.6% increase) and ¥11,000 million (a 6.7% decrease), respectively, assuming the exchange rates at $1=¥120 and Euro 1=¥107 during the second half of the current business year.

4. CONSOLIDATED INTERIM FINANCIAL SHEETS, ETC.

(1) Consolidated Balance Sheet

	Six-month period ended September 30, 2000 (as of September 30, 2000)		Six-month period ended September 30, 2001 (as of September 30, 2001)		Year ended March 31, 2001 (as of March 31, 2001)	
ASSETS:	(million yen)	%	(million yen)	%	(million yen)	%
Current assets:	385,847	65.8	373,946	64.4	374,872	64.2
Cash and deposits	121,933		99,787		100,144	
Trade notes and trade accounts receivable	82,137		94,257		89,990	
Securities	56,254		34,997		36,483	
Inventory	95,389		106,979		110,240	
Deferred tax assets	16,726		24,727		20,158	
Other assets	15,066		15,010		19,964	
Allowance for doubtful accounts	(-) 1,658		(-) 1,811		(-) 2,107	
Fixed assets:	200,764	34.2	206,856	35.6	209,231	35.8
Tangible fixed assets:	78,625	13.4	78,648	13.5	81,639	14.0
Buildings and structures	28,304		30,911		31,855	
Machinery and equipment and motor vehicles	8,141		9,316		8,948	
Tools, furniture and fixtures	24,825		23,135		25,456	
Lands	15,407		15,083		15,084	
Construction in progress	1,948		203		296	
Intangible fixed assets:	1,948	0.3	3,574	0.6	2,443	0.4
Investments and other fixed assets:	120,191	20.5	124,634		125,149	21.4
Investment securities	70,889		68,709		71,016	
Equity participation	31,459		31,149		31,582	
Deferred tax assets	7,071		10,998		8,477	
Other fixed assets	11,655		14,234		14,455	
Allowance for doubtful accounts	(-) 883		(-) 456		(-) 381	
TOTAL ASSETS	586,611	100	580,802	100	584,103	100

	Six-month period ended September 30, 2000 (as of September 30, 2000)		Six-month period ended September 30, 2001 (as of September 30, 2001)		Year ended March 31, 2001 (as of March 31, 2001)	
LIABILITIES:	(million yen)	%	(million yen)	%	(million yen)	%
Current liabilities:	281,515	48.0	244,116	42.0	250,585	42.9
Trade notes and trade accounts payable	78,580		71,374		71,535	
Short-term loans payable	104,287		89,119		79,030	
Bonds redeemable within one year	20,000		10,000		20,000	
Accounts payable	33,676		17,136		19,000	
Accrued expenses payable	33,280		37,480		38,845	
Accrued corporate income taxes	2,972		9,619		7,729	
Accrued warranty cost	3,169		3,458		3,600	
Others current liabilities	5,551		5,930		10,846	
Fixed liabilities:	117,428	20.0	140,616	24.2	139,383	23.9
Bonds	100,000		90,000		90,000	
Long-term loans payable	7,608		37,990		38,149	
Allowance for retirement and severance benefits	6,752		8,084		6,613	
Allowance for officers' retirement gratuities	1,182		1,017		1,281	
Other fixed liabilities	1,886		3,525		3,340	
TOTAL LIABILITIES	398,943	68.0	384,732	66.2	389,968	66.8
MINORITY INTERESTS:	1,624	0.3	2,035	0.4	1,906	0.3
Capital:	40,833		40,833		40,833	
Capital reserve:	65,528		65,528		65,528	
Consolidated retained earnings:	87,516		96,674		92,297	
Revaluation difference of other securities:	2,640		(-) 1,942		(-) 204	
Foreign exchange translation adjustment:	(-) 10,465		(-) 7,054		(-) 6,220	
Treasury stock:	(-) 8		(-) 4		(-) 5	
TOTAL SHAREHOLDERS' EQUITY	186,044	31.7	194,035	33.4	192,229	32.9
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	586,611	100	580,802	100	584,103	100

(2) Consolidated Interim Statement of Income and Retained Earnings

	Six-month period ended September 30, 2000 (from April 1, 2000 to September 30, 2000)		Six-month period ended September 30, 2001 (from April 1, 2001 to September 30, 2001)		Year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)	
	(million yen)	%	(million yen)	%	(million yen)	%
Net sales	217,703	100	248,073	100	466,704	100
Cost of sales	125,290	57.6	147,124	59.3	271,444	58.2
Gross profit on sales	92,413	42.4	100,949	40.7	195,260	41.8
Selling, general and administrative expenses	77,899	35.7	84,509	34.1	159,764	34.2
Operating income	14,514	6.7	16,440	6.6	35,496	7.6
Non-operating income	3,432	1.5	2,285	0.9	5,052	1.1
Interest received	402		494		1,145	
Other income	3,030		1,791		3,907	
Non-operating expenses	7,197	3.3	6,881	2.7	17,859	3.8
Interest paid	4,163		3,970		8,905	
Other expenses	3,034		2,911		8,954	
Ordinary income	10,719	4.9	11,844	4.8	22,689	4.9
Special income:	-	-	1	0.0	-	-
Gain on sale of investment in securities	-		1		-	
Special loss:	417	0.2	1,389	0.6	908	0.2
Revaluation loss of investment securities	417		974		417	
Revaluation loss of equity participation	-		415		-	
Loss from disposition of related companies	-		-		491	
Income before tax for the period	10,332	4.7	10,456	4.2	21,781	4.7
Corporate income taxes, inhabitant taxes and enterprise taxes	2,112	1.0	10,487	4.2	9,149	2.0
Prior year corporate income taxes, inhabitant taxes and enterprise taxes	-	-	-	-	426	0.1
Adjustment to corporate income taxes, etc.	2,864	1.3	- 6,244	- 2.5	250	0.1
Minority interests	69	0.0	9	0.0	169	0.0

	Six-month period ended September 30, 2000 (from April 1, 2000 to September 30, 2000)		Six-month period ended September 30, 2001 (from April 1, 2001 to September 30, 2001)		Year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)	
	(million yen)	%	(million yen)	%	(million yen)	%
Net income for the period	5,287	2.4	6,204	2.5	11,787	2.5
Balance of consolidated retained earnings at beginning of period (year)	83,986		92,297		83,986	
Increase or decrease in consolidated retained earnings (decrease: -)	(-) 1,757		(-) 1,827		(-) 3,476	
Balance of consolidated retained earnings at end of period (year)	87,516		96,674		92,297	

(3) Consolidated Interim Statements of Cash Flows

(million yen)

	Six-month period ended September 30, 2000 (from April 1, 2000 to September 30, 2000)	Six-month period ended September 30, 2001 (from April 1, 2001 to September 30, 2001	Year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)
I. Cash flows from operating activities			
1. Income before tax for the year	10,332	10,456	21,781
2. Depreciation	7,634	10,019	18,247
3. Increase in allowance for employee retirement benefits	-	1,234	-
4. Interest and dividend income	(-) 572	(-) 752	(-) 1,585
5. Interest expenses	4,163	3,970	8,905
6. Income from equity participation	(-) 897	-	(-) 899
7. Revaluation loss of investment securities	417	974	417
8. Revaluation loss of equity participation	-	415	-
9. Loss from disposition of affiliated companies	-	-	491
10. Decrease (increase) in trade accounts receivable	1,653	(-) 5,027	(-) 1,075
11. Decrease (increase) in inventory	(-)16,836	1,972	(-)24,843
12. Increase in trade accounts payable	14,997	2,004	802
13. Increase (decrease) in accounts payable	-	(-) 1,561	7,871
14. Other operating activities	8,805	605	10,769
Subtotal	29,696	24,309	40,881
15. Interest and dividends received	544	942	2,215
16. Interest paid	(-) 4,103	(-) 4,477	(-) 8,376
17. Corporate income taxes, etc. paid	(-) 2,248	(-) 8,540	(-) 5,416
Net cash (used in) provided by operating activities	23,889	12,234	29,304
II. Cash flows from investing activities			
1. Placing of time deposits	(-)15,010	(-)10,092	(-)15,069
2. Withdrawal of time deposits	815	15,065	31,224
3. Expenditure on acquisition of securities	(-)34,988	(-)34,997	(-)89,920
4. Gain on sale of securities	2,302	36,231	57,260
5. Net gain on loans (mainly repurchase agreements)	34,835	-	34,822
6. Expenditure on acquisition of tangible fixed assets, etc.	(-) 9,557	(-) 8,454	(-)21,499
7. Expenditure on acquisition of investment securities	(-) 5,806	(-) 1,472	(-)10,733
8. Gain on sale of investment securities	2,753	76	2,704
9. Expenditure on acquisition of shares of subsidiaries upon change in the scope of consolidation	-	(-) 834	(-) 336
10. Expenditure on acquisition of additional shares of consolidated subsidiaries	-	(-) 328	-
11. Other investing activities	532	(-) 826	(-) 290
Net cash (used in) provided by investing activities	(-)24,124	(-) 5,631	(-)11,837

	Six-month period ended September 30, 2000 (from April 1, 2000 to September 30, 2000)	Six-month period ended September 30, 2001 (from April 1, 2001 to September 30, 2001	Year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)
III. Cash flows from financing activities			
1. Net increase (decrease) in short-term loans payable	17,875	10,113	(-) 1,611
2. Gain from long-term loans payable	560	121	30,725
3. Expenditure on repayment of long-term loans payable	(-) 965	(-) 253	(-) 11,072
4. Expenditure on redemption of bonds	(-) 3,185	(-) 10,000	(-) 13,185
5. Gain on payment from minority shareholders	-	-	196
	(-) 1,719	(-) 1,719	(-) 3,438
6. Dividends paid	(-) 7	(-) 12	(-) 22
7. Dividends paid to minority shareholders			
8. Other financing activities	(-) 2	1	1
Net cash (used in) provided by financing activities	12,557	(-) 1,749	1,594
IV. Translation gain/loss related to cash and cash equivalents	(-) 464	(-) 237	1,354
V. Net increase in cash and cash equivalents	11,858	4,617	20,415
VI. Cash and cash equivalents at beginning of period (year)	64,032	84,751	64,032
VII. Cash and cash equivalents of newly consolidated subsidiaries at beginning of period (year)	304	-	304
VIII. Cash and cash equivalents at end of period (year)	76,194	89,368	84,751

(Translation omitted hereinafter)

- END -

(Translation)

November 19, 2001

BRIEF ANNOUNCEMENT OF NON-CONSOLIDATED SETTLEMENT OF INTERIM ACCOUNTS FOR THE BUSINESS YEAR ENDING MARCH 31, 2002

Name of listed company:	Olympus Optical Co., Ltd.
Listing exchange:	Tokyo Stock Exchange Osaka Securities Exchange
Code number:	7733
Location of head office:	Tokyo
Inquiries to be directed to:	Kazuhiro Watanabe General Manager of Accounting Dept. Tel. (03) 3340-2151
Date of meeting of the Board of Directors concerning settlement of interim accounts:	November 19, 2001
Interim dividend system:	Yes
Date of interim dividend payment:	December 14, 2001

1. Non-consolidated interim business results (April 1, 2001 through September 30, 2001):

(1) Operating results:

(Note) Figures are stated by discarding fractions of one million yen.

	Six-month period ended September 30, 2001	Six-month period ended September 30, 2000	Business year ended March 31, 2001
Net sales	¥172,389 million (9.4%)	¥157,591 million (13.8%)	¥312,931 million
Operating income	¥11,319 million (19.1%)	¥9,506 million (60.6%)	¥17,303 million
Ordinary income	¥10,165 million (21.4%)	¥8,374 million (309.9%)	¥12,344 million
Net income	¥5,534 million (11.5%)	¥4,963 million (-%)	¥7,507 million
Net income per share	¥20.93	¥18.77	¥28.39

(Notes)

1) Average of the total number of shares issued and outstanding during the period (year):

Six-month period ended September 30, 2001:	264,472,608 shares
Six-month period ended September 30, 2000:	264,472,608 shares
Business year ended March 31, 2001:	264,472,608 shares

2) Changes in accounting methods: None

3) The percentages in the items of net sales, operating income, ordinary income and net income indicate the rates of increase or decrease from the interim period of the previous business year.

(2) State of dividends:

	Six-month period ended September 30, 2001	Six-month period ended September 30, 2000	Business year ended March 31, 2001
Interim dividend per share	¥6.50	¥6.50	-
Annual dividend per share	-	-	¥13.00

(Note) Breakdown of the year-end dividend for the period ended September 30, 2001:

Commemorative dividend	-
Special dividend	-

(3) Financial condition:

	Six-month period ended September 30, 2001	Six-month period ended September 30, 2000	Business year ended March 31, 2001
Total assets	¥371,518 million	¥409,161 million	¥384,035 million
Shareholders' equity	¥185,433 million	¥184,863 million	¥183,327 million
Ratio of shareholders' equity to total liabilities and shareholders' equity	49.9%	45.2%	47.7%
Shareholders' equity per share	¥701.14	¥699.00	¥693.18

(Note) Total number of shares issued and outstanding at the end of the period (year):

Six-month period ended September 30, 2001:	264,472,608 shares
Six-month period ended September 30, 2000:	264,472,608 shares
Business year ended March 31, 2001:	264,472,608 shares

2. Forecast of non-consolidated operating results for the business year ending March 31, 2002 (April 1, 2001 through March 31, 2002):

	Full-year
Net sales	¥335,000 million
Ordinary income	¥17,000 million
Net income	¥7,000 million
Annual dividend per share	¥13.00
Year-end dividend per share	¥6.50

(Reference) Forecast of net income per share (full-year) ¥26.47

10. NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS, ETC.

(1) Non-Consolidated Interim Balance Sheet

	Six-month period ended September 30, 2000 (as of September 30, 2000)		Six-month period ended September 30, 2001 (as of September 30, 2001)		Business year ended March 31, 2001 (as of March 31, 2001)	
ASSETS:	(million yen)	%	(million yen)	%	(million yen)	%
Current assets:	255,564	62.5	222,884	60.0	233,107	60.7
Cash and deposits	94,545		74,203		72,311	
Trade notes receivable	386		1,285		594	
Trade accounts receivable	47,206		49,529		50,227	
Securities	56,253		34,996		36,483	
Finished goods	24,261		28,406		34,821	
Materials	2,415		2,174		2,906	
Goods in process	11,181		10,961		14,120	
Accounts receivable - others	9,811		6,229		10,199	
Deferred tax assets	7,066		11,379		8,425	
Other current assets	2,680		3,890		3,289	
Allowance for doubtful accounts	(-) 245		(-) 173		(-) 273	
Fixed assets:	153,596	37.5	148,633	40.0	150,928	39.3
Tangible fixed assets:	52,928	12.9	49,481	13.3	52,302	13.6
Buildings	18,882		17,547		18,166	
Structures	952		888		907	
Machinery and equipment	6,225		5,936		6,245	
Motor vehicles	13		21		16	
Tools, furniture and fixtures	11,057		9,505		11,242	
Land	15,447		15,469		15,464	
Construction in progress	349		112		260	
Intangible fixed assets:	653	0.2	1,445	0.4	822	0.2
Patents	506		751		468	
Trademark rights	88		72		80	
Software	-		491		161	
Software in progress	-		79		59	
Utility rights	59		50		52	

Investments, etc.:	100,013	24.4	97,706	26.3	97,804	25.5
Investment securities	38,495		33,492		35,247	
Capital stocks of subsidiaries	19,419		18,098		18,098	
Equity participation	30,984		30,349		30,924	
Equity participation in subsidiaries	4,974		4,974		4,974	
Long-term loans receivable	1,776		1,626		1,574	
Deferred tax assets	2,870		6,697		4,692	
Other investments, etc.	1,840		2,812		2,639	
Allowance for doubtful accounts	(-) 348		(-) 344		(-) 347	
TOTAL ASSETS	409,161	100	371,518	100	384,035	100

	Six-month period ended September 30, 2000 (as of September 30, 2000)		Six-month period ended September 30, 2001 (as of September 30, 2001)		Business year ended March 31, 2001 (as of March 31, 2001)	
LIABILITIES:	(million yen)	%	(million yen)	%	(million yen)	%
Current liabilities:	137,643	33.6	108,700	29.3	124,057	32.3
Trade notes payable	4,781		5,003		6,222	
Trade accounts payable	61,012		54,632		56,737	
Short-term loans payable	1,400		1,400		1,400	
Bonds redeemable within one year	20,000		10,000		20,000	
Accounts payable - others	33,347		11,339		13,221	
Accrued expenses payable	14,858		16,877		19,249	
Accrued corporate income taxes	12		6,672		2,678	
Accrued warranty cost	1,026		1,056		1,011	
Other current liabilities	1,205		1,719		3,536	
Fixed liabilities:	86,653	21.2	77,384	20.8	76,650	20.0
Bonds	85,000		75,000		75,000	
Long-term deposit	33		33		33	
Allowance for employee retirement benefits	481		1,399		389	
Allowance for officers' retirement gratuities	1,139		951		1,227	
TOTAL LIABILITIES	224,297	54.8	186,085	50.1	200,708	52.3
Capital	40,832	10.0	40,832	11.0	40,832	10.6
Legal reserve:	71,679	17.5	72,029	19.4	71,851	18.7
Capital reserve	65,528		65,528		65,528	
Earned reserve	6,151		6,501		6,323	
Surplus	69,223	16.9	73,453	19.7	69,876	18.2
Reserve for interim dividends	4,700		4,700		4,700	
Reserve for product development	4,000		4,000		4,000	
Reserve for special depreciation	37		45		37	
Reserve for advanced depreciation	3,083		2,922		3,083	
General reserve	50,121		51,821		50,121	
Unappropriated retained earnings for the period (year)	7,280		9,963		7,933	
Net income for the period (year)	4,963		5,534		7,507	
Revaluation difference of other securities	3,127	0.8	(-) 883	(-) 0.2	767	0.2
TOTAL SHAREHOLDERS' EQUITY	184,863	45.2	185,433	49.9	183,327	47.7
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	409,161	100	371,518	100	384,035	100

(2) Non-Consolidated Interim Statement of Income

	Six-month period ended September 30, 2000 (from April 1, 2000 to September 30, 2000)		Six-month period ended September 30, 2001 (from April 1, 2001 to September 30, 2001)		Business year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)	
Ordinary Income and Loss	(million yen)	%	(million yen)	%	(million yen)	%
Operating income and loss:						
Net sales	157,591	100	172,389	100	312,931	100
Cost of sales	116,414	73.9	129,551	75.1	232,772	74.4
Selling, general and administrative expenses	31,670	20.1	31,518	18.3	62,855	20.1
Operating income	**9,506**	**6.0**	**11,319**	**6.6**	**17,303**	**5.5**
Non-operating income and loss:						
Non-operating income	3,373	2.1	2,567	1.5	5,518	1.8
Interest received, Dividends received	518		474		1,007	
Other non-operating income	2,855	2.8	2,092	2.2	4,510	
Non-operating expenses	4,506		3,721		10,477	3.4
Interest paid	1,522		1,298		2,996	
Other non-operating expenses	2,983		2,423		7,480	
Ordinary income	**8,374**	**5.3**	**10,165**	**5.9**	**12,344**	**3.9**
Special income and loss:						
Special income	698	0.4	100	0.1	671	0.2
Income from sales of investment securities	-		0		-	
Income from sale of capital stocks of subsidiaries	375		-		375	
Transfer to allowance for doubtful accounts	323		99		296	
Special loss	717	0.4	1,007	0.6	717	0.2
Revaluation loss of investment securities	417		591		417	
Revaluation loss of equity participation	-		415		-	
Transfer to reserve for investment appraisal	300		-		300	
Income before tax for the previous (year)	**8,355**	**5.3**	**9,258**	**5.4**	**12,298**	**3.9**
Corporate income taxes, inhabitant taxes and enterprise taxes	13	0.0	7,500	4.4	2,900	0.9
Adjustment to corporate income taxes etc.	3,378	2.2	(-) 3,776	(-) 2.2	1,891	0.6
Net income for the previous (year)	**4,963**	**3.1**	**5,534**	**3.2**	**7,507**	**2.4**
Retained earnings brought forward from the previous year	2,316		4,429		2,316	
Interim dividends	-		-		1,719	
Transfer to earned reserve	-		-		171	
Unappropriated retained earnings for the period (year)	**7,280**		**9,963**		**7,933**	

(Translation omitted hereinafter)

- END -

平成14年3月期　　中間決算短信(連結)　　平成13年11月19日

上場会社名　オリンパス光学工業株式会社　上場取引所　東大
コード番号　7733　本社所在都道府県
問合せ先　責任者役職名　経理部長　東京都
氏名　渡辺 和弘　TEL (03) 3340 - 2151
中間決算取締役会開催日　平成13年11月19日
米国会計基準採用の有無　無

1. 13年9月中間期の連結業績(平成13年4月1日 ～ 平成13年9月30日)

(1)連結経営成績　百万円未満の端数は四捨五入

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
13年9月中間期	248,073	14.0	16,440	13.3	11,844	10.2
12年9月中間期	217,703	5.3	14,514	△ 4.8	10,749	11.6
13年3月期	466,704		35,496		22,689	

	中間(当期)純利益		1株当たり中間(当期)純利益	潜在株式調整後1株当たり中間(当期)純利益
	百万円	%	円 銭	円 銭
13年9月中間期	6,204	17.3	23.46	−
12年9月中間期	5,287	−	19.99	−
13年3月期	11,787		44.57	−

(注)①持分法投資損益　13年9月中間期　259百万円　12年9月中間期　159百万円　13年3月期　311百万円
②期中平均株式数(連結)　13年9月中間期　264,467,578株　12年9月中間期　264,461,598株　13年3月期　264,464,718株
③会計処理の方法の変更　有
④売上高、営業利益、経常利益、中間(当期)純利益におけるパーセント表示は、対前年中間期増減率

(2)連結財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
13年9月中間期	580,802	194,035	33.4	733.67
12年9月中間期	586,611	186,044	31.7	703.46
13年3月期	584,103	192,229	32.9	726.85

(注)期末発行済株式数(連結)　13年9月中間期　264,470,435株　12年9月中間期　264,468,447株　13年3月期　264,470,061株

(3)連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
13年9月中間期	12,234	△ 5,631	△ 1,749	89,368
12年9月中間期	23,889	△ 24,124	12,557	76,194
13年3月期	29,304	△ 11,837	1,594	84,751

(4)連結範囲及び持分法の適用に関する事項
連結子会社数 66 社　持分法適用非連結子会社数 3 社　持分法適用関連会社数 3 社

(5)連結範囲及び持分法の適用の異動状況
連結(新規)4 社 (除外)2 社　持分法(新規)0 社 (除外)0 社

2. 14年3月期の連結業績予想(平成13年4月1日 ～ 平成14年3月31日)

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
通期	510,000	26,000	11,000

(参考)1株当たり予想当期純利益(通期)　41円59銭

1.企業集団の状況

当グループは、オリンパス光学工業株式会社(当社)、子会社69社及び関連会社4社で構成されており、映像、医療、産業及びその他製品の製造販売を主な事業とし、さらに各事業に関連する持株会社及び金融投資等の事業活動を展開しております。

企業集団の事業内容と各事業に係る位置づけ並びに事業の種類別セグメントとの関連は次のとおりであります。

事業区分については、本年4月に経営組織を変更し社内カンパニー制を導入したことに伴い、当中間期より所管カンパニー及びセンターの区分に基づくよう変更しております。

下記の4区分については、事業の種類別セグメントにおける映像、医療、産業及びその他にそれぞれ対応しております。共通部門については、これら4区分に関して付随する事業を行っております。

区分	主要製品及び事業の内容	主要な会社名
映像	カメラ、デジタルカメラ、録音機	当社 (連結子会社) オリンパスプロマーケティング(株)、オリンパス光電子(株)、大町オリンパス(株)、坂城オリンパス(株)、 Olympus America Inc.、Olympus Optical Co.(Europa) GmbH、Olympus Optical Co. (U.K.) Ltd.、Olympus France S.A.、Olympus Hong Kong and China Limited、Olympus (Shenzhen) Industrial Ltd.
医療	ファイバースコープ、硬性鏡、ビデオスコープ、血液分析機、生物顕微鏡	当社 (連結子会社) オリンパスプロマーケティング(株)、ケイエスオリンパス(株)、オリンパス光電子(株)、白河オリンパス(株)、三島オリンパス(株)、 Olympus America Inc.、Olympus Optical Co.(Europa) GmbH、Olympus Winter&Ibe GmbH、KeyMed(Medical & Industrial Equipment) Ltd.、Olympus France S.A.、Olympus Singapore Pte.Ltd.
産業	工業顕微鏡、工業用内視鏡、プリンタ、光磁気ディスク装置、バーコードスキャナ、測定機、	当社 (連結子会社) オリンパスプロマーケティング(株)、ケイエスオリンパス(株)、(株)岡谷オリンパス、坂城オリンパス(株)、 Olympus America Inc.、Olympus Optical Co.(Europa) GmbH、Olympus Optical Co. (U.K.) Ltd.、Olympus France S.A.、Olympus Singapore Pte .Ltd.
その他	システム開発、遺伝子受託解析サービス	当社 (連結子会社) オリンパスシステムズ(株)、(株)オリンパス綜合サービス、(株)ノバスジーン
共通	持株会社、金融投資	Olympus USA Incorporated、Olympus Corporation of America、Olympus Asian Pacific Limited、Olympus Asset Management Limited、Olympus (U.K.) Ltd.

連結会社間の取引状況(企業集団概略図)

外部顧客

↑

販売会社

国内

<子会社>
*オリンパスプロマーケティング(株)
*ケイエスオリンパス(株)
*(株)オリンパス エー・ヴィ・エス
<関連会社>
**(株)アダチ

アジア

<子会社>
*Olympus Singapore Pte. Ltd. (シンガポール)
*Olympus (Thailand) Company Limited (タイ)
*Olympus (Malaysia) SDN BHD (マレーシア)
*Olympus Technologies Singapore Pte. Ltd. (シンガポール)
*Olympus Australia Pty Ltd. (オーストラリア)
*Olympus New Zealand Limited. (ニュージーランド)
*Olympus Korea Co., Ltd. (韓国)
*Olympus (China) Investment Co., Ltd. (中国)
<関連会社>
Olympus (India) Private Ltd. (インド)

欧州

<子会社>
*Olympus Optical Co. (Europa) GmbH (ドイツ)
*Olympus Winter & Ibe GmbH (ドイツ)
*Olympus Optical Co. (U.K.) Ltd. (英国)
*KeyMed (Medical & Industrial Equipment) Ltd. (英国)
*KeyMed Ireland Ltd. (アイルランド)
*Olympus France S.A. (フランス)
*Olympus Diagnostica GmbH (ドイツ)
*Olympus Austria Ges.m.b.H (オーストリア)
*Olympus Optical AB (スウェーデン)
*Olympus Optical (Schweiz) AG (スイス)
*Olympus d.o.o. za trgovinu (クロアチア)
*Olympus C&S, spol. s.r.o. (チェコ)
*Olympus Danmark A/S (デンマーク)
*Olympus Norge A/S (ノルウェー)
*Olympus Italia S.r.l. (イタリア)
*Olympus Optical Polska Sp. z.o.o. (ポーランド)
*Olympus Hungary Kft. (ハンガリー)
*Olympus Spain S.A. (スペイン)
*Olympus Technicas S.A. (スペイン)
*Olympus Finland OY (フィンランド)
**Olympus Moscow Limited Liability Company (ロシア)
<関連会社>
**Olympus Nederland B.V. (オランダ)

北米

<子会社>
*Olympus America Inc. (米国)
*Olympus Industrial America Inc. (米国)
*Olympus Integrated Technologies America Inc. (米国)

↑

(当社)オリンパス光学工業株式会社

国内製造会社

映像
<子会社>
*東京金属(株)
*オリンパス光電子(株)
*大町オリンパス(株)
*坂城オリンパス(株)
*(株)東京金属協和工場

医療
<子会社>
*オリンパス光電子(株)
*白河オリンパス(株)
*三島オリンパス(株)
*(株)オリンパスエンジニアリング
<関連会社>
**(株)オプノテック

産業
<子会社>
*坂城オリンパス(株)
*(株)岡谷オリンパス

国内システム開発会社

<子会社>
*オリンパスシステムズ(株)

国内運送会社

<子会社>
*オリンパスロジテックス(株)

国内サービス会社

<子会社>
*オリンパステクニカルサービス(株)
*(株)オリンパス総合サービス
*(株)オリンパスメディカルエンジニアリング
*オリンパスリース(株)
*(株)ノバスジーン

海外製造会社

映像
<子会社>
*Olympus Hong Kong and China Limited (香港)
*Olympus (Shenzhen) Industrial Ltd. (中国)
*Olympus Taiwan Co. Ltd. (台湾)
*Olympus Beijing Industry & Technology Limited (中国)
**北京北照奥林巴斯光学有限公司 (中国)

医療
<子会社>
*Olympus Winter & Ibe GmbH (ドイツ)
*Olympus Diagnostica GmbH (ドイツ)
*KeyMed (Medical & Industrial Equipment) Ltd. (英国)
*Algram Group Limited (英国)

産業
<子会社>
*Olympus Technologies Singapore Pte. Ltd. (シンガポール)
*KeyMed (Medical & Industrial Equipment) Ltd. (英国)

海外持株会社

<子会社>
*Olympus USA Incorporated (米国)
*Olympus Corporation of America (米国)
*Olympus (U.K.) Ltd. (英国)
*Olympus Asian Pacific Limited (香港)

海外システム開発会社

<子会社>
*Olympus Software Europe GmbH (ドイツ)

海外金融会社

<子会社>
*Olympus Asset Management Limited (香港)

海外サービス会社

<子会社>
*Olympus Endo-Repair Europe GmbH (ドイツ)
*Olympus trgovina d.o.o. (スロヴェニア)
*Olympus de Mexico S. A. de c. v. (メキシコ)
*Olympus Endoterapia Sp. z.o.o. (ポーランド)
*Olympus Medical Care (Hungary) Kft. Medical Service Limited Liability Company (ハンガリー)
**奥林巴斯貿易(上海)有限公司 (中国)

*印は連結子会社
**印は持分法適用会社を示す。

【凡例】
───→ 製品の供給
------→ 製造用部品の供給

2．経　営　方　針

1．経営の基本方針

当社は、１９９４年１０月にグループ経営ビジョン「ＦＯＣＵＳ　２１」を定め、社会と価値観を共有しながら、事業を通して新しい価値を提案し、人々の健康と幸せな生活を実現する「価値創造企業」となることを目指して活動しています。

2．利益配分に関する基本方針

当社は、株主各位に安定的な成果配分を行うことを基本方針としており、業績および将来の見通しのほか、商品競争力の強化、収益力の向上による経営基盤の充実のための新技術・新製品の開発、製造機能の合理化等への投資等も勘案して、配当原資に余裕がある限り、株主各位への利益還元に努めております。

なお、フリーキャッシュフローの活用につきましては、「選択と集中」によって、デジタルカメラをはじめ外科、処置具、超音波などの内視鏡周辺分野、遺伝子関連商品、半導体関連検査装置などの成長事業へ重点的に配分し、新しい事業の核の確立に努めていく所存であります。

3．中長期的な経営戦略

当社は、「９９経営基本計画」において、「グループ経営資源を有効に活用しつつ、更なる成長を追求し、絶えざる経営革新と技術革新によって国際競争力の強化を図り、グローバル優良企業を目指す」ことを目標に定めております。この目標を達成するため、「成熟事業から成長事業へのシフトを加速する」ことと、「目標を達成できる体質の強化」を最優先の経営課題として、次の５項目に重点を置いて経営を進めております。

（1）成長の追求

既存事業においては、商品ラインナップの拡充と原価低減により収益体質の強化に努め、ここで得られた原資を元に、近い将来グループの中核事業となりうる新事業を創成する。

（2）顧客原点の経営の実現

顧客とのより良いコミュニケーションによって信頼関係を築き、信頼できるブランド力を強化するため、環境、ＣＳ（顧客満足度）、品質、サービスに重点を置いた活動を行う。

（3）グローバル経営の推進

グループ全体の収益を重視した視点からの事業推進と、グループ経営の一定の方針・ルールのもとでの各現地法人の自主・自立の経営を展開する。

（4）技術力の強化

当社の基盤技術である光学・精密技術と、最先端のデジタル技術を融合した「オプト・デジタル・テクノロジー」を核として、常に事業化を念頭に置いた技術開発を基本とし、選択と集中、外部技術の活用等の手段を取り入れ、開発効率、スピードをキーファクターとして取り組む。

（5）経営体質の強化

収益基盤を確保するため、グローバルベースでの開発から販売までの全事業プロセスにおけるトータル・リードタイムの半減を目指す運動を展開するなど、グループの業務効率を徹底的に追求し、トータル事業コストの削減を行う。

4．コーポレート・ガバナンスの充実に関する施策

近年急速に変貌を遂げるネットワーク社会において顧客ニーズにスピーディーに対応するとともに、経営スピードと経営効率を追求するため、本年４月より、事業部門を市場セグメントに対応した「映像システムカンパニー」「医療システムカンパニー」および「産業システムカンパニー」の３つのカンパニーに、スタッフ部門を「コーポレートセンター」および「研究開発センター」の２つのセンターに再編し、カンパニーの自立経営とセンターのサポート体制を強化いたしました。

また、本年６月の定時株主総会後より、経営意思決定および監督機能と業務執行機能を分けて経営のスピードアップと責任の明確化を図るために、取締役会の改革と執行役員制の導入を実施いたしました。取締役の数は、株主総会前の２０名から１０名になっております。

今後も社会の変化にスピーディーに対応すべく、会社組織および経営システムの最適化の取組みを継続してまいります。

３．経　営　成　績

１．当中間期の概況

（百万円）

	売上高	営業利益	経常利益	中間純利益	１株当たり中間純利益（円）
平成１３年９月期	248,073	16,440	11,844	6,204	23.46
平成１２年９月期	217,703	14,514	10,749	5,287	19.99
増減率	14.0%	13.3%	10.2%	17.3%	－

当中間期の業績全般の概況

当中間期の経済環境は、米国に端を発したＩＴバブルの崩壊を引き金に世界同時不況の様相を呈し、企業経営にとりましては厳しい環境になりました。我が国経済もこの影響により引き続き景気は停滞し、回復の兆しは見られませんでした。

当中間期は、国内外でデジタルカメラが、また海外で内視鏡が大幅に売上を伸ばしたことに加え、為替相場が前年に比べ米ドル、ユーロに対し円安に推移したこともあり、連結売上高は２，４８０億７３百万円となり前年同期に比べて１４．０％の増収となりました。

利益面では、市場環境が大きく変わったデジタルカメラで大きく減益となりましたが、内視鏡での売上増と為替による増益効果で、営業利益は１６４億４０百万円となり前年同期比１３．３％の増益を確保しました。経常利益は１１８億４４百万円（前年同期比１０．２％増）、中間純利益は６２億４百万円（前年同期比１７．３％増）となりました。

部門別の状況

（注）部門の区分については、本年４月に経営組織を変更し社内カンパニー制を導入したことに伴い、当中間期より所管カンパニーおよびセンターの区分に基づくよう変更いたしました。前年同期も比較のため、当中間期と同一の基準で集計しております。

映像部門

当中間期における映像部門の連結売上高は９８８億５５百万円（前年同期比１４．２％増）、営業損益は４０億４０百万円の赤字となりました。

デジタルカメラは国内外で大きく売上を伸ばし、全社売上の約4分の１の６３７億円の売上を記録するまでに成長いたしました。小型・軽量のコンパクトなボディで軽快な操作性と高い基本機能を実現した「キャメディアＣ－１」や光学式１０倍ズームの超望遠機能を搭載した「キャメディアＣ－７００Ultra Zoom」などを発売し好調に売り上げるとともに、従来からの主力機種も売上を伸ばしました。

しかしながら、デジタルカメラは、主に米国市場の急激な冷え込みから販売価格の低下をきたし、在庫の評価減の計上をしたこともあり、赤字を計上しました。

一方、コンパクトカメラでは、主力機種である「μ[mju：](ミュー)シリーズ」や「ｉシリーズ」などの新製品を発売して拡販に努め、特に欧米ではシェアを拡大しましたが、市場縮小の影響は大きく、前年同期の売上高を下回りました。しかしながら、中国に集約された事業拠点を中心に徹底した原価の低減に取り組み、営業利益は増益となりました。

医療部門

当中間期における医療部門の連結売上高は１，１６４億９９百万円（前年同期比１８．５％増）、営業利益は２４４億５５百万円（前年同期比３８．３％増）となりました。

医療用内視鏡では、処置具および超音波内視鏡が好調に推移し、周辺分野の成長が見られました。また、主力の消化器系では、医療費抑制の傾向が依然として続きましたが、内視鏡ビデオシステム「ＥＶＩＳ ＥＸＥＲＡ」が特に米国で大きく売上を伸ばし、医療用内視鏡の売上高は前年同期を大きく上回りました。

生物顕微鏡は主力製品「ＢＸ２シリーズ」に加え、顕微鏡用普及型デジタルカメラ「ＤＰ１２」、実習・検査用生物顕微鏡「ＣＸ３１／４１」等の新製品の出荷が好調で、国内外とも売上を伸ばしました。

血液分析機では、国内は大型生化学分析装置「ＡＵ５４００」が伸び悩んだことにより減収となりましたが、欧米向け「ＡＵ５４００」および小型生化学分析装置「ＡＵ４００」等が大きく売上を伸ばしたため、前年同期の売上高を上回りました。

利益面では、「ＥＶＩＳ ＥＸＥＲＡ」の伸びにより、営業利益は大きく伸びました。

産業部門

当中間期の産業部門の連結売上高は２８６億７６百万円（前年同期比４．４％増）、営業利益は３億７２百万円となり黒字に転じました。

工業顕微鏡は、国内では半導体市場の落ち込みを大型液晶ディスプレイ市場の好調でカバーし売上を伸ばしましたが、輸出売上は世界的な半導体市場の冷え込みにより減少したため、前年同期の売上を下回りました。MOドライブは、小型・軽量の新製品「Turbo MO mini EX」を発売するなど拡販に努めたものの、市場規模の縮小と価格競争が激化したことにより減収となりました。一方、携帯情報端末(ハンディターミナル)の米国向けの売上が増加したことに加えて、プリンタは新製品への切り替えにより売上を伸ばしました。

その他部門

当中間期のその他部門の連結売上高は４０億４３百万円（前年同期比２５．０％減）、営業損益は１５億６１百万円の赤字を計上しました。

業務提携先に供給しているプラズマディスプレイ用ICボードの売上が大きく伸びました。

また、ゲノム事業を新事業として育成すべく、本年２月に三井情報開発株式会社と合弁で株式会社ノバスジーンを設立し、遺伝子受託解析サービスの市場開拓を行ってまいりました。

この部門は主として新事業創成に向けた先行投資型の部門であるため、赤字計上を余儀なくされています。

２．研究開発の状況

社会と価値観を共有しながら、社会や人々の生活に新しい価値を提供するという当社の経営思想「Social－In」を実現すべく、研究開発活動を行っております。

当社のコア技術である光学技術と最先端のデジタル技術を融合させた「オプト・デジタル・テクノロジー」をベースに、映像、医療、産業の各領域において価値を創造する技術開発を推進しております。

特に「ゲノム」医療事業を将来の事業の柱とすべく研究開発に努めております。さらに、体内に取り込まれた微小な機械が診断を行う「医療用マイクロマシン」の研究を手がけており、基礎技術の蓄積を行っております。

なお、当中間期に支出した研究開発費は１４７億円であります。

３．環境への取り組みの状況

1992年に定めた「オリンパス環境憲章」で、当社の環境問題への取り組みの理念を「オリンパスは人々の安全・健康と自然の営みを尊重し、環境に調和する技術の開発・事業活動を通して、持続的発展が可能な人間社会と健全な環境の実現に貢献する。」と掲げ、この理念に基づき、３年毎に定める「環境基本計画」に沿って、積極的に環境問題に取り組んでおります。この内容は、当社の環境への取組状況をまとめた「オリンパス環境レポート２００１」に記載されております。

４．通期の見通し

世界経済は、９月の米国テロ事件およびそれに対する米国の報復措置による世界的な景気不安が続くことが懸念され、わが国経済も、消費は横ばい状況が続いており、株式市場も低迷を続けるなど、今後も楽観することはできない状況です。

このような状況下、当社および当社グループ各社は、一層の拡販、原価低減による既存事業の競争力の強化、さらには高付加価値な新事業の創成による収益構造の抜本的な改革をスピード最優先で行っていく所存であります。

通期の業績予想としましては、下期の為替相場を１米ドル＝１２０円、１ユーロ＝１０７円を前提に、連結売上高は５，１００億円(前期比９．３％増)、経常利益は２６０億円（同１４．６％増)、当期純利益は１１０億円（同６．７％減）を見込んでおります。

4.中間連結財務諸表等

(1) 中間連結貸借対照表

(単位:百万円)

科目 ＼ 決算期	前年中間期 平成12年9月30日現在 金額	構成比	当中間期 平成13年9月30日現在 金額	構成比	前期 平成13年3月31日現在 金額	構成比
		%		%		%
(流動資産)	(385,847)	(65.8)	(373,946)	(64.4)	(374,872)	(64.2)
現金及び預金	121,933		99,787		100,144	
受取手形及び売掛金	82,137		94,257		89,990	
有価証券	56,254		34,997		36,483	
たな卸資産	95,389		106,979		110,240	
繰延税金資産	16,726		24,727		20,158	
その他	15,066		15,010		19,964	
貸倒引当金	△1,658		△1,811		△2,107	
(固定資産)	(200,764)	(34.2)	(206,856)	(35.6)	(209,231)	(35.8)
有形固定資産	78,625	13.4	78,648	13.5	81,639	14.0
建物及び構築物	28,304		30,911		31,855	
機械装置及び運搬具	8,141		9,316		8,948	
工具器具備品	24,825		23,135		25,456	
土地	15,407		15,083		15,084	
建設仮勘定	1,948		203		296	
無形固定資産	1,948	0.3	3,574	0.6	2,443	0.4
投資その他の資産	120,191	20.5	124,634	21.5	125,149	21.4
投資有価証券	70,889		68,709		71,016	
出資金	31,459		31,149		31,582	
繰延税金資産	7,071		10,998		8,477	
その他	11,655		14,234		14,455	
貸倒引当金	△883		△456		△381	
資産合計	586,611	100	580,802	100	584,103	100

(単位:百万円)

科目＼決算期	前年中間期 平成12年9月30日現在 金額	構成比	当中間期 平成13年9月30日現在 金額	構成比	前期 平成13年3月31日現在 金額	構成比
		%		%		%
(流動負債)	(281,515)	(48.0)	(244,116)	(42.0)	(250,585)	(42.9)
支払手形及び買掛金	78,580		71,374		71,535	
短期借入金	104,287		89,119		79,030	
一年内償還予定社債	20,000		10,000		20,000	
未払金	33,676		17,136		19,000	
未払費用	33,280		37,480		38,845	
未払法人税等	2,972		9,619		7,729	
製品保証引当金	3,169		3,458		3,600	
その他	5,551		5,930		10,846	
(固定負債)	(117,428)	(20.0)	(140,616)	(24.2)	(139,383)	(23.9)
社債	100,000		90,000		90,000	
長期借入金	7,608		37,990		38,149	
退職給付引当金	6,752		8,084		6,613	
役員退職慰労金引当金	1,182		1,017		1,281	
その他	1,886		3,525		3,340	
(負債合計)	(398,943)	(68.0)	(384,732)	(66.2)	(389,968)	(66.8)
(少数株主持分)	(1,624)	(0.3)	(2,035)	(0.4)	(1,906)	(0.3)
資本金	40,833		40,833		40,833	
資本準備金	65,528		65,528		65,528	
連結剰余金	87,516		96,674		92,297	
その他有価証券評価差額金	2,640		△1,942		△204	
為替換算調整勘定	△10,465		△7,054		△6,220	
自己株式	△8		△4		△5	
(資本合計)	(186,044)	(31.7)	(194,035)	(33.4)	(192,229)	(32.9)
負債、少数株主持分及び資本合計	586,611	100	580,802	100	584,103	100

(2)中間連結損益及び剰余金結合計算書

(単位:百万円)

決算期 / 科目	前年中間期 自 平成12年4月 1日 至 平成12年9月30日		当中間期 自 平成13年4月 1日 至 平成13年9月30日		前期 自 平成12年4月 1日 至 平成13年3月31日	
	金額	百分比	金額	百分比	金額	百分比
		%		%		%
売上高	217,703	100	248,073	100	466,704	100
売上原価	125,290	57.6	147,124	59.3	271,444	58.2
売上総利益	92,413	42.4	100,949	40.7	195,260	41.8
販売費及び一般管理費	77,899	35.7	84,509	34.1	159,764	34.2
営業利益	14,514	6.7	16,440	6.6	35,496	7.6
営業外収益	3,432	1.5	2,285	0.9	5,052	1.1
(受取利息)	(402)		(494)		(1,145)	
(その他)	(3,030)		(1,791)		(3,907)	
営業外費用	7,197	3.3	6,881	2.7	17,859	3.8
(支払利息)	(4,163)		(3,970)		(8,905)	
(その他)	(3,034)		(2,911)		(8,954)	
経常利益	10,749	4.9	11,844	4.8	22,689	4.9
特別利益	-	-	1	0.0	-	-
(投資有価証券売却益)	(-)		(1)		(-)	
特別損失	417	0.2	1,389	0.6	908	0.2
(投資有価証券評価損)	(417)		(974)		(417)	
(出資金評価損)	(-)		(415)		(-)	
(関係会社整理損)	(-)		(-)		(491)	
税金等調整前中間(当期)純利益	10,332	4.7	10,456	4.2	21,781	4.7
法人税、住民税及び事業税	2,112	1.0	10,487	4.2	9,149	2.0
過年度法人税、住民税及び事業税	-	-	-	-	426	0.1
法人税等調整額	2,864	1.3	△6,244	△2.5	250	0.1
少数株主利益	69	0.0	9	0.0	169	0.0
中間(当期)純利益	5,287	2.4	6,204	2.5	11,787	2.5
連結剰余金期首残高	83,986		92,297		83,986	
連結剰余金増減高 (△減算)	△1,757		△1,827		△3,476	
連結剰余金中間期末(期末)残高	87,516		96,674		92,297	

(3) 連結キャッシュ・フロー計算書

(単位:百万円)

科目 ＼ 期別	前年中間期 自 平成12年4月1日 至 平成12年9月30日 金額	当中間期 自 平成13年4月1日 至 平成13年9月30日 金額	前期 自 平成12年4月1日 至 平成13年3月31日 金額
I 営業活動によるキャッシュ・フロー			
1. 税金等調整前中間(当期)純利益	10,332	10,456	21,781
2. 減価償却費	7,634	10,019	18,247
3. 退職給付引当金の増加額	-	1,234	-
4. 受取利息及び受取配当金	△572	△752	△1,585
5. 支払利息	4,163	3,970	8,905
6. 出資金投資利益	△897	-	△899
7. 投資有価証券評価損	417	974	417
8. 出資金評価損	-	415	-
9. 関係会社整理損	-	-	491
10. 売上債権の減少額(△増加額)	1,653	△5,027	△1,075
11 たな卸資産の減少額(△増加額)	△16,836	1,972	△24,843
12. 仕入債務の増加額	14,997	2,004	802
13. 未払金の増加額(△減少額)	-	△1,561	7,871
14. その他の営業活動	8,805	605	10,769
小計	29,696	24,309	40,881
15. 利息及び配当金の受取額	544	942	2,215
16. 利息の支払額	△4,103	△4,477	△8,376
17. 法人税等の支払額	△2,248	△8,540	△5,416
営業活動によるキャッシュ・フロー	23,889	12,234	29,304
II 投資活動によるキャッシュ・フロー			
1. 定期預金の預け入れ	△15,010	△10,092	△15,069
2. 定期預金の払出	815	15,065	31,224
3. 有価証券の取得による支出	△34,988	△34,997	△89,920
4. 有価証券の売却による収入	2,302	36,231	57,260
5. 貸付金(主に現先取引)による純収入	34,835	-	34,822
6. 有形固定資産等の取得による支出	△9,557	△8,454	△21,499
7. 投資有価証券の取得による支出	△5,806	△1,472	△10,733
8. 投資有価証券の売却による収入	2,753	76	2,704
9. 連結の範囲の変更を伴う子会社株式の取得による支出	-	△834	△336
10. 連結子会社株式の追加取得による支出	-	△328	-
11. その他の投資活動	532	△826	△290
投資活動によるキャッシュ・フロー	△24,124	△5,631	△11,837
III 財務活動によるキャッシュ・フロー			
1. 短期借入金の純増加額(△純減少額)	17,875	10,113	△1,611
2. 長期借入による収入	560	121	30,725
3. 長期借入金の返済による支出	△965	△253	△11,072
4. 社債の償還による支出	△3,185	△10,000	△13,185
5. 少数株主からの払込みによる収入	-	-	196
6. 配当金の支払額	△1,719	△1,719	△3,438
7. 少数株主への配当金の支払額	△7	△12	△22
8. その他の財務活動	△2	1	1
財務活動によるキャッシュ・フロー	12,557	△1,749	1,594
IV 現金及び現金同等物に係る換算差額	△464	△237	1,354
V 現金及び現金同等物の増加額	11,858	4,617	20,415
VI 現金及び現金同等物の期首残高	64,032	84,751	64,032
VII 持分法から移行した連結子会社の現金及び現金同等物の期首残高	304	-	304
VIII 現金及び現金同等物の中間期末(期末)残高	76,194	89,368	84,751

中間連結財務諸表作成のための基本となる重要な事項

1. 連結の範囲に関する事項

(1)連結子会社の数　　66社

主要会社名　オリンパスプロマーケティング(株)、オリンパス光電子(株)、白河オリンパス(株)
Olympus Optical Co. (Europa) GmbH、Olympus America Inc.

(新規)　4社　Olympus Spain S.A.、Olympus Technicas S.A.、Olympus Beijing Industry & Technology Limited、Olympus (Malaysia) SDN BHD

Olympus Technicas S.A.、Olympus Beijing Industry & Technology Limited、Olympus (Malaysia) SDN BHD は当中間期に新規設立したものです。
Olympus Spain S.A. は当中間期に資本参加したものです。

(除外)　2社　Endotronic A/S, Denmark、Endotronic A/S, Norway

Endotronic A/S, Denmark は Olympus Danmark A/S に、Endotronic A/S, Norway は Olympus Norge A/S にそれぞれ吸収合併されたことから、連結の範囲から除外しております。

(2)非連結子会社の数　　3社

Olympus Moscow Limited Liability Company、奥林巴斯貿易(上海)有限公司
北京北照奥林巴斯光学有限公司

なお、上記非連結子会社3社は、いずれも小規模であり、合計の総資産、売上高、中間純損益及び剰余金(持分に見合う額)は、いずれも中間連結財務諸表に及ぼす影響額が軽微であるため、連結の範囲から除外しております。

2. 持分法の適用に関する事項

(1)持分法適用の非連結子会社　3社

Olympus Moscow Limited Liability Company、奥林巴斯貿易(上海)有限公司
北京北照奥林巴斯光学有限公司

(2)持分法適用の関連会社　　3社

(株)オプノテック、(株)アダチ、Olympus Nederland B.V.

(3)持分法を適用していない関連会社は、Olympus (India) Private Ltd.であり、中間純損益及び連結剰余金に及ぼす影響が軽微であるため、持分法の適用から除外しております。

3. 連結子会社の中間決算日等に関する事項

連結子会社の中間決算日は、中間連結決算日と一致しております。

4. 会計処理基準に関する事項

(1) 重要な資産の評価基準及び評価方法

(イ) 有価証券

①満期保有目的の債券 ……… 償却原価法

②その他有価証券

時価のあるもの ……… 中間決算日の市場価格等に基づく時価法

(評価差額は、全部資本直入法により処理し、売却原価は移動平均法により算定)

時価のないもの ……… 移動平均法による原価法

(ロ) デリバティブ取引により生ずる債権及び債務 ……… 時価法

(ハ) たな卸資産

たな卸資産は、主として先入先出法に基づく低価法によっております。

(2) 重要な減価償却資産の減価償却の方法

(イ) 有形固定資産 ……… 主として定率法

①車両運搬具、工具及び備品 ……… 主として法人税法に基づく耐用年数によっております。

②その他の有形固定資産 ……… 主として機能的耐用年数の予測に基づいて決定した当社所定の耐用年数によっております。

(ロ) 無形固定資産 ……… 定額法

主として法人税法に基づく耐用年数によっております。

なお、将来の収益獲得が確実であると認められる自社利用のソフトウェアについては、社内における利用可能期間(3年)によっております。

(3) 重要な引当金の計上基準

①貸倒引当金

売掛金、貸付金等の債権の貸倒損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

②製品保証引当金

販売済製品に対して当社の保証期間内に発生が見込まれるアフターサービス費用を計上したもので、過去のアフターサービス費の実績額を基礎として、所定の基準により計上しております。

③退職給付引当金

従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間期末に発生していると認められる額を計上しております。

なお、会計基準変更時差異(7,782百万円)については、5年による按分額を費用処理しております。

過去勤務債務については、その発生時の従業員の平均残存勤続期間以内の一定の年数(5年)による按分額を翌連結会計年度より費用処理しております。

数理計算上の差異については、その発生時の従業員の平均残存勤続期間以内の一定の年数(5年)による按分額を翌連結会計年度より費用処理しております。

④役員退職慰労金引当金

親会社及び国内の連結子会社においては、役員の退職慰労金の支出に備えるため、内規に基づく当中間期末要支給額を計上しております。

(4) 重要なリース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

(5) 重要なヘッジ会計の方法

① ヘッジ会計の方法

繰延ヘッジ処理を採用しております。なお、為替予約が付されている外貨建売掛金については振当処理を行っております。また金利スワップについては、特例処理の要件を満たしておりますので、特例処理を採用しております。

② ヘッジ手段とヘッジ対象

・ヘッジ手段…・為替予約取引、金利スワップ取引

・ヘッジ対象…・外貨建売掛金の予定取引、長期借入金

③ ヘッジ方針

デリバティブに関する権限及び取引限度額を定めた内部規程に基づき、為替変動リスク、並びに金利変動リスクをヘッジしております。

④ ヘッジ有効性評価の方法

ヘッジ対象の相場変動、キャッシュ・フローとヘッジ手段の間に高い相関関係があることを確認し、有効性の評価としております。

(6) その他中間連結財務諸表作成のための基本となる重要な事項

① 法人税等の会計処理

当中間期に係る納付税額及び法人税等調整額は、当連結会計年度において予定している利益処分による圧縮積立金及び特別償却準備金を調整して、当中間期に係る金額を計算しております。

② 消費税等の会計処理は、税抜き方式によっております。

5. 中間連結キャッシュ・フロー計算書における資金の範囲

手許現金、要求払預金及び取得日から3ヶ月以内に満期日の到来する流動性の高い、容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない短期的な投資からなっております。

(表示方法の変更)

連結キャッシュ・フロー計算書

1. 前年中間期において、営業活動によるキャッシュ・フローの「その他の営業活動」に含めて表示していた退職給付引当金の増加額は、金額の重要性が増したため、当中間期においては、「退職給付引当金の増加額」として独立掲記しております。

なお、前年中間期の「退職給付引当金の増加額」は179百万円であり、前期は14百万円であります。

2. 前年中間期において、営業活動によるキャッシュ・フローの「その他営業活動」に含めて表示していた未払金の増加額は、前期において金額の重要性が増したため、当中間期においては、「未払金の増加額(△減少額)」として独立掲記しております。

なお、前年中間期の「未払金の増加額(△減少額)」は、2, 740百万円であります。

3. 前年中間期において、投資活動によるキャッシュ・フローとして独立掲記していた「貸付金(主に現先取引)による純収入(△純支出)」(当中間期△265百万円)は、金額の重要性が乏しくなったため、当中間期においては、「その他の投資活動」に含めて表示しております。

注記事項

(中間連結貸借対照表関係)

(単位：百万円)

		前年中間期	当中間期	前期
1. 有形固定資産の減価償却累計額		146,689	152,285	154,044
2. 非連結子会社及び関連会社の株式	投資有価証券	782	874	950
3. 偶発債務		1,494	1,261	1,433
4. 受取手形割引高		1,227	1,643	1,095
(うち輸出為替手形割引高)		(1,227)	(1,643)	(1,095)

5. 期末日満期手形

期末日満期手形の会計処理については、前年中間期・当中間期・前期の末日が金融機関の休日でしたが、満期日に決済が行われたものとして処理しております。それぞれ前年中間期・当中間期・前期の期末日満期手形の金額は、次のとおりであります。

	前年中間期	当中間期	前期
受取手形	1,951	1,960	1,950
支払手形	4,118	3,870	4,632

6. 担保資産及び担保付債務

		前年中間期	当中間期	前期
担保に供している資産の額(簿価)	建物及び構築物	2,261	3,234	3,271
	土地	1,133	4	4
	計	3,394	3,238	3,275
上記に対応している債務	長期借入金	2,023	2,701	3,060

(中間連結損益計算書関係)

(単位：百万円)

	前年中間期	当中間期	前期
1. 販売費及び一般管理費のうち主要な項目及び金額			
広告・販売促進費	12,656	11,957	26,304
給与手当	20,820	24,815	46,583
賞与	5,563	6,171	10,261
試験研究費	7,970	7,191	15,212
2. 一般管理費及び当中間期製造費用に含まれる研究開発費	16,220	14,689	30,848

3. 出資金評価損

出資金勘定にて保有する有価証券に対して個別に減損会計を適用したことにより発生したものであります。

(中間連結キャッシュ・フロー計算書関係)

(単位：百万円)

現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係	前年中間期	当中間期	前期
現金及び預金勘定	121,933	99,787	100,144
預入期間が3ヶ月を超える定期預金	△45,739	△10,419	△15,393
現金及び現金同等物	76,194	89,368	84,751

(リース取引関係)

1. 借手側

(1)リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

(単位:百万円)

	前年中間期	当中間期	前期
取得価額相当額	10,171	10,072	10,464
減価償却累計額相当額	5,503	5,248	5,589
中間期末残高相当額	4,668	4,824	4,875

※上記金額の内、主なものは「工具器具備品」であります。

②未経過リース料中間期末残高相当額

	前年中間期	当中間期	前期
1年以内	1,954	1,895	2,233
1年超	2,926	3,094	2,807
合計	4,880	4,989	5,040

③支払リース料、減価償却費相当額及び支払利息相当額

	前年中間期	当中間期	前期
支払リース料	1,207	1,188	2,548
減価償却費相当額	1,091	1,075	2,307
支払利息相当額	105	102	219

④減価償却費相当額及び利息相当額の算定方法

・減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価格を零とする定額法によっております。

・利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

(2)オペレーティング・リース取引

		前年中間期	当中間期	前期
未経過リース料				
	1年以内	254	226	297
	1年超	179	206	305
	合計	433	432	602

2. 貸手側

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①リース物件の取得価額、減価償却累計額及び中間期末残高

(単位:百万円)

	前年中間期	当中間期	前期
取得価額	6,188	6,905	6,636
減価償却累計額	2,514	3,271	2,959
中間期末残高	3,674	3,634	3,677

※上記金額の内、主なものは「工具器具備品」であります。

②未経過リース料中間期末残高相当額

	前年中間期	当中間期	前期
1年以内	1,254	1,360	1,312
1年超	2,616	2,563	2,604
合計	3,870	3,923	3,916

③受取リース料、減価償却費及び受取利息相当額

	前年中間期	当中間期	前期
受取リース料	754	816	1,546
減価償却費	621	704	1,282
受取利息相当額	133	112	252

④利息相当額の算定方法

リース料総額と見積残存価額の合計額からリース物件の購入価額を控除した額を利息相当額とし、各期への配分方法については、利息法によっております。

5.セグメント情報

(1)事業の種類別セグメント情報

(単位:百万円)

	前年中間期 自平成12年4月1日 至平成12年9月30日					
	映像関連部門	医療器関連部門	機器関連部門	計	消去又は全社	連結
売上高						
(1)外部顧客に対する売上高	86,530	90,325	40,848	217,703	-	217,703
(2)セグメント間の内部売上高又は振替高	43	3	1	47	(47)	-
計	86,573	90,328	40,849	217,750	(47)	217,703
営業費用	85,258	73,834	41,668	200,760	2,429	203,189
営業利益(又は営業損失)	1,315	16,494	(819)	16,990	(2,476)	14,514

(単位:百万円)

	当中間期 自平成13年4月1日 至平成13年9月30日						
	映像	医療	産業	その他	計	消去又は全社	連結
売上高							
(1)外部顧客に対する売上高	98,855	116,499	28,676	4,043	248,073	-	248,073
(2)セグメント間の内部売上高又は振替高	45	8	1	-	54	(54)	-
計	98,900	116,507	28,677	4,043	248,127	(54)	248,073
営業費用	102,940	92,052	28,305	5,604	228,901	2,732	231,633
営業利益(又は営業損失)	(4,040)	24,455	372	(1,561)	19,226	(2,786)	16,440

(単位:百万円)

	前期 自平成12年4月1日 至平成13年3月31日					
	映像関連部門	医療器関連部門	機器関連部門	計	消去又は全社	連結
売上高						
(1)外部顧客に対する売上高	183,664	195,567	87,473	466,704	-	466,704
(2)セグメント間の内部売上高又は振替高	101	4	1	106	(106)	-
計	183,765	195,571	87,474	466,810	(106)	466,704
営業費用	184,044	155,078	87,448	426,570	4,638	431,208
営業利益(又は営業損失)	(279)	40,493	26	40,240	(4,744)	35,496

1.各事業区分の主要製品は、次のとおりです。

(当中間期)

(1)映像事業 … カメラ、デジタルカメラ、録音機

(2)医療事業 … ファイバースコープ、硬性鏡、ビデオスコープ、血液分析機、生物顕微鏡、

(3)産業事業 … 工業顕微鏡、工業用内視鏡、プリンタ、光磁気ディスク装置、バーコードスキャナ、測定機

(4)その他事業 …システム開発 、遺伝子受託解析サービス

(前年中間期並びに前期)

(1)映像関連部門 … カメラ、デジタルカメラ、録音機

(2)医療器関連部門 … ファイバースコープ、硬性鏡、ビデオスコープ、血液分析機

(3)機器関連部門 … 顕微鏡、測定機、プリンタ、光磁気ディスク装置、バーコードスキャナ

2.営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は前年中間期2,476百万円、当中間期2,786百万円、前期4,744百万円であり、その主なものは親会社のコーポレートセンター(総務部門等管理部門)に係る費用であります。

3.事業区分の方法の変更

事業区分の方法については、従来、製品系列を基礎として設定された利益センターに販売市場の類似性を加味して事業区分を行っておりましたが、平成13年4月に経営組織を変更し社内カンパニー制を導入したことに伴い、当中間期より、所管カンパニー及びセンターの区分に基づくよう事業区分の方法を変更しております。

この変更により、従来「映像関連部門」、「医療器関連部門」、「機器関連部門」の3区分としておりました事業の種類別セグメントは、当中間期より「映像」、「医療」、「産業」、「その他」の4区分としております。

なお、前年中間期及び前期のセグメント情報を、当中間期において用いた事業区分の方法により区分したものは次のとおりであります。

(単位:百万円)

	前年中間期 自平成12年4月1日 至平成12年9月30日						
	映像	医療	産業	その他	計	消去 又は全社	連結
売上高							
(1)外部顧客に対する売上高	86,530	98,325	27,459	5,389	217,703	-	217,703
(2)セグメント間の内部売上高又は振替高	43	4	-	-	47	(47)	-
計	86,573	98,329	27,459	5,389	217,750	(47)	217,703
営業費用	85,258	80,649	28,364	6,489	200,760	2,429	203,189
営業利益(又は営業損失)	1,315	17,680	(905)	(1,100)	16,990	(2,476)	14,514

(単位:百万円)

	前期 自平成12年4月1日 至平成13年3月31日						
	映像	医療	産業	その他	計	消去 又は全社	連結
売上高							
(1)外部顧客に対する売上高	183,664	213,509	58,025	11,506	466,704	-	466,704
(2)セグメント間の内部売上高又は振替高	101	5	-	-	106	(106)	-
計	183,765	213,514	58,025	11,506	466,810	(106)	466,704
営業費用	184,044	171,199	56,983	14,344	426,570	4,638	431,208
営業利益(又は営業損失)	(279)	42,315	1,042	(2,838)	40,240	(4,744)	35,496

(2)所在地別セグメント情報

(単位:百万円)

	前年中間期 自平成12年4月1日 至平成12年9月30日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
売上高							
(1)外部顧客に対する売上高	96,528	69,792	47,826	3,557	217,703	-	217,703
(2)セグメント間の内部売上高又は振替高	86,450	483	2,761	17,817	107,511	(107,511)	-
計	182,978	70,275	50,587	21,374	325,214	(107,511)	217,703
営業費用	167,717	69,552	48,513	20,777	306,559	(103,370)	203,189
営業利益	15,261	723	2,074	597	18,655	(4,141)	14,514

(単位:百万円)

	当中間期 自平成13年4月1日 至平成13年9月30日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
売上高							
(1)外部顧客に対する売上高	96,886	82,274	62,571	6,342	248,073	-	248,073
(2)セグメント間の内部売上高又は振替高	102,868	608	3,173	19,440	126,089	(126,089)	-
計	199,754	82,882	65,744	25,782	374,162	(126,089)	248,073
営業費用	183,277	82,343	62,377	24,110	352,107	(120,474)	231,633
営業利益	16,477	539	3,367	1,672	22,055	(5,615)	16,440

(単位:百万円)

	前期 自平成12年4月1日 至平成13年3月31日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
売上高							
(1)外部顧客に対する売上高	195,166	154,616	109,183	7,739	466,704	-	466,704
(2)セグメント間の内部売上高又は振替高	173,423	1,002	5,609	34,700	214,734	(214,734)	-
計	368,589	155,618	114,792	42,439	681,438	(214,734)	466,704
営業費用	339,748	150,887	109,291	41,111	641,037	(209,829)	431,208
営業利益	28,841	4,731	5,501	1,328	40,401	(4,905)	35,496

1.国又は地域区分の方法

地理的近接度により、地域区分を行っております。本邦以外の区分に属する主な国又は地域は、次のとおりです。

(1)北 米 …米国

(2)欧 州 …ドイツ・イギリス・フランス等

(3)アジア …シンガポール・香港・中国・オーストラリア等

2.営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は前年中間期2,476百万円、当中間期2,786百万円、前期4,744百万円であり、その主なものは親会社のコーポレートセンター(総務部門等管理部門)に係る費用であります。

(3)海外売上高

(単位:百万円)

	前年中間期 自平成12年4月1日 至平成12年9月30日				
	北米	欧州	アジア	その他	計
Ⅰ 海外売上高	74,575	49,293	16,884	4,079	144,831
Ⅱ 連結売上高					217,703
Ⅲ 連結売上高に占める海外売上高の割合	34.3%	22.6%	7.8%	1.8%	66.5%

(単位:百万円)

	当中間期 自平成13年4月1日 至平成13年9月30日				
	北米	欧州	アジア	その他	計
Ⅰ 海外売上高	90,195	62,308	17,017	3,993	173,513
Ⅱ 連結売上高					248,073
Ⅲ 連結売上高に占める海外売上高の割合	36.4%	25.1%	6.8%	1.6%	69.9%

(単位:百万円)

	前期 自平成12年4月1日 至平成13年3月31日				
	北米	欧州	アジア	その他	計
Ⅰ 海外売上高	163,113	112,908	32,184	9,148	317,353
Ⅱ 連結売上高					466,704
Ⅲ 連結売上高に占める海外売上高の割合	34.9%	24.2%	6.9%	2.0%	68.0%

1.国又は地域区分の方法

地理的近接度により、地域区分を行っております。各区分に属する主な国又は地域は、次のとおりです。

(1)北 米 … 米国・カナダ

(2)欧 州 … ドイツ・イギリス・フランス等

(3)アジア … シンガポール・香港・中国・オーストラリア等

(4)その他 … 中南米・中近東・アフリカ等

2.海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

6. 生産、受注及び販売の状況

平成13年4月に経営組織を変更し社内カンパニー制を導入したことに伴い、当中間期より、所管カンパニー及びセンターの区分に基づくよう、従来「映像関連部門」、「医療器関連部門」、「機器関連部門」の3区分としておりました事業の種類別セグメントを「映像」、「医療」、「産業」、「その他」の4区分としております。

前年中間期及び前期の生産実績及び販売実績は、当中間期において用いた事業区分の方法により組み替えて表示しております。

(1)生産実績

(単位:百万円)

	前年中間期 自 平成12年4月 1日 至 平成12年9月30日	当中間期 自 平成13年4月 1日 至 平成13年9月30日	前 期 自 平成12年4月 1日 至 平成13年3月31日
映 像	101,429	103,976	212,434
医 療	96,283	110,175	201,397
産 業	25,606	29,276	62,174
そ の 他	3,625	3,472	6,254
合 計	226,943	246,899	482,259

(注)1. 金額は販売価格をもって算定しております。
2. 上記の金額に消費税等は含まれておりません。

(2)受注状況

当社製品は見込生産を主体としているため、受注状況の記載を省略しております。

(3)販売実績

(単位:百万円)

		前年中間期 自 平成12年4月 1日 至 平成12年9月30日		当中間期 自 平成13年4月 1日 至 平成13年9月30日		前 期 自 平成12年4月 1日 至 平成13年3月31日	
		金 額	構成比	金 額	構成比	金 額	構成比
映 像	国 内	21,485	24.8%	22,360	22.6%	41,973	22.9%
	海 外	65,045	75.2%	76,495	77.4%	141,691	77.1%
	計	86,530	39.7%	98,855	39.8%	183,664	39.4%
医 療	国 内	35,014	35.6%	36,515	31.3%	71,428	33.5%
	海 外	63,311	64.4%	79,984	68.7%	142,081	66.5%
	計	98,325	45.2%	116,499	47.0%	213,509	45.7%
産 業	国 内	10,987	40.0%	11,670	40.7%	24,474	42.2%
	海 外	16,472	60.0%	17,006	59.3%	33,551	57.8%
	計	27,459	12.6%	28,676	11.6%	58,025	12.4%
そ の 他	国 内	5,386	99.9%	4,015	99.3%	11,476	99.7%
	海 外	3	0.1%	28	0.7%	30	0.3%
	計	5,389	2.5%	4,043	1.6%	11,506	2.5%
合 計	国 内	72,872	33.5%	74,560	30.1%	149,351	32.0%
	海 外	144,831	66.5%	173,513	69.9%	317,353	68.0%
	計	217,703	100.0%	248,073	100.0%	466,704	100.0%

(注)上記の金額に消費税等は含まれておりません。

7.有価証券

1．満期保有目的の債券で時価のあるもの

（単位：百万円）

	前年中間期 平成12年9月30日現在			当中間期 平成13年9月30日現在			前　期 平成13年3月31日現在		
	中間連結貸借対照表計上額	時価	差額	中間連結貸借対照表計上額	時価	差額	連結貸借対照表計上額	時価	差額
(1)　国債・地方債等	34,996	34,990	△6	-	-	-	-	-	-
(2)　社　　　債	-	-	-	-	-	-	-	-	-
(3)　そ　の　他	-	-	-	-	-	-	-	-	-
合　　計	34,996	34,990	△6	-	-	-	-	-	-

2．その他有価証券で時価のあるもの

（単位：百万円）

	前年中間期 平成12年9月30日現在			当中間期 平成13年9月30日現在			前　期 平成13年3月31日現在		
	取得原価	中間連結貸借対照表計上額	差額	取得原価	中間連結貸借対照表計上額	差額	取得原価	連結貸借対照表計上額	差額
(1)　株　　　式	16,051	21,316	5,265	15,817	13,412	△2,405	16,775	17,078	303
(2)　債　　　券									
国債・地方債等	19,974	19,972	△2	35,006	35,006	△0	34,980	35,007	27
社　　債	2	2	0	-	-	-	-	-	-
(3)　そ　の　他	35,580	35,088	△492	36,735	36,394	△341	35,735	35,433	△302
合　　計	71,607	76,378	4,771	87,558	84,812	△2,746	87,490	87,518	28

3．時価のない主な有価証券の内容

（単位：百万円）

	前年中間期 平成12年9月30日現在	当中間期 平成13年9月30日現在	前　期 平成13年3月31日現在
	中間連結貸借対照表計上額	中間連結貸借対照表計上額	連結貸借対照表計上額
その他有価証券			
① 非上場株式（注）	13,566	14,515	14,044
② その他	1,419	3,505	4,987
合　　計	14,985	18,020	19,031

（注）その他有価証券の非上場株式の内、不動産流動化スキームに基づく特定目的会社の優先証券6,002百万円については、今後の不動産利用価値の変化による償還額変動リスクがあります。

8．デリバティブ取引の契約額等、時価及び評価損益

(1)通 貨 関 連

区分	種類	前年中間期(平成12年9月30日現在)				当中間期(平成13年9月30日現在)				前期(平成12年3月31日現在)			
		契約額等	うち1年超	時価	評価損益	契約額等	うち1年超	時価	評価損益	契約額等	うち1年超	時価	評価損益
		百万円	百万円	百万円	百万円	百万円	百万円	百万円	百万円	百万円	百万円	百万円	百万円
市場取引以外の取引	為替予約取引												
	売建	-	-	-	-	542	-	540	2	-	-	-	-
	買建	4,778	-	4,649	△129	763	-	774	11	4,388	220	4,311	△77
	通貨オプション取引												
	売建	-	-	-	-	-	-	-	-	538	-	542	4
	買建	-	-	-	-	3,127	-	3,128	1	-	-	-	-
	合計	-	-	-	△129	-	-	-	14	-	-	-	△73

(注) 1. 時価の算定方法

為替予約取引……先物為替相場に基づいて算出しております。

通貨オプション取引……通貨オプション契約を締結している金融機関から提示された価格に基づいて算出しております。

2. ヘッジ会計を適用しているデリバティブ取引は、開示の対象から除いております。

9. 関連当事者との取引

該当事項はありません。

平成 14年 3月期　個別中間財務諸表の概要

平成 13年 11月 19日

上場会社名　オリンパス光学工業株式会社　上場取引所 東 大
コード番号　7733　本社所在都道府県 東京都
問合せ先 責任者役職名　経理部長
氏名　渡辺 和弘　TEL (03) 3340 - 2151
中間決算取締役会開催日　平成 13年 11月 19日　中間配当制度の有無　有
中間配当支払開始日　平成 13年 12月 14日

1. 13年 9月中間期の業績(平成 13年 4月 1日 ～ 平成 13年 9月 30日)

(1)経営成績　百万円未満の端数は切り捨て

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
13年 9月中間期	172,389	9.4	11,319	19.1	10,165	21.4
12年 9月中間期	157,591	13.8	9,506	60.6	8,374	309.9
13年 3月期	312,931		17,303		12,344	

	中間(当期)純利益		1株当たり中間(当期)純利益
	百万円	%	円 銭
13年 9月中間期	5,534	11.5	20.93
12年 9月中間期	4,963	-	18.77
13年 3月期	7,507		28.39

(注)①期中平均株式数　13年 9月中間期　264,472,608 株　12年 9月中間期　264,472,608 株　13年 3月期　264,472,608 株
②会計処理の方法の変更　無
③売上高、営業利益、経常利益、中間(当期)純利益におけるパーセント表示は、対前年中間期増減率

(2)配当状況

	1株当たり中間配当金	1株当たり年間配当金
	円 銭	円 銭
13年 9月中間期	6.50	―
12年 9月中間期	6.50	―
13年 3月期	―	13.00

(注)13年 9月中間期中間配当金内訳
記念配当　0円 00銭
特別配当　0円 00銭

(3)財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
13年 9月中間期	371,518	185,433	49.9	701.14
12年 9月中間期	409,161	184,863	45.2	699.00
13年 3月期	384,035	183,327	47.7	693.18

(注)期末発行済株式数　13年 9月中間期　264,472,608 株　12年 9月中間期　264,472,608 株　13年 3月期　264,472,608 株

2. 14年 3月期の業績予想(平成 13年 4月 1日 ～ 平成 14年 3月 31日)

	売上高	経常利益	当期純利益	1株当たり年間配当金	
				期末	
	百万円	百万円	百万円	円 銭	円 銭
通期	335,000	17,000	7,000	6.50	13.00

(参考)1株当たり予想当期純利益(通期)　26 円 47 銭

10.個別中間財務諸表等

(1) 中間貸借対照表

(単位:百万円)

決算期 科目	前年中間期 平成12年9月30日現在		当中間期 平成13年9月30日現在		前期 平成13年3月31日現在	
	金額	構成比	金額	構成比	金額	構成比
		%		%		%
(流動資産)	(255,564)	(62.5)	(222,884)	(60.0)	(233,107)	(60.7)
現金及び預金	94,545		74,203		72,311	
受取手形	386		1,285		594	
売掛金	47,206		49,529		50,227	
有価証券	56,253		34,996		36,483	
製品	24,261		28,406		34,821	
材料	2,415		2,174		2,906	
仕掛品	11,181		10,961		14,120	
未収入金	9,811		6,229		10,199	
繰延税金資産	7,066		11,379		8,425	
その他	2,680		3,890		3,289	
貸倒引当金	△245		△173		△273	
(固定資産)	(153,596)	(37.5)	(148,633)	(40.0)	(150,928)	(39.3)
有形固定資産	52,928	12.9	49,481	13.3	52,302	13.6
建物	18,882		17,547		18,166	
構築物	952		888		907	
機械装置	6,225		5,936		6,245	
車両運搬具	13		21		16	
工具器具備品	11,057		9,505		11,242	
土地	15,447		15,469		15,464	
建設仮勘定	349		112		260	
無形固定資産	653	0.2	1,445	0.4	822	0.2
特許権	506		751		468	
商標権	88		72		80	
ソフトウェア	-		491		161	
ソフトウェア仮勘定	-		79		59	
施設利用権等	59		50		52	
投資等	100,013	24.4	97,706	26.3	97,804	25.5
投資有価証券	38,495		33,492		35,247	
子会社株式	19,419		18,098		18,098	
出資金	30,984		30,349		30,924	
子会社出資金	4,974		4,974		4,974	
長期貸付金	1,776		1,626		1,574	
繰延税金資産	2,870		6,697		4,692	
その他	1,840		2,812		2,639	
貸倒引当金	△348		△344		△347	
資産合計	409,161	100	371,518	100	384,035	100

(単位:百万円)

科目 ＼ 決算期	前年中間期 平成12年9月30日現在 金額	構成比	当中間期 平成13年9月30日現在 金額	構成比	前期 平成13年3月31日現在 金額	構成比
		%		%		%
(流動負債)	(137,643)	(33.6)	(108,700)	(29.3)	(124,057)	(32.3)
支払手形	4,781		5,003		6,222	
買掛金	61,012		54,632		56,737	
短期借入金	1,400		1,400		1,400	
一年内償還予定社債	20,000		10,000		20,000	
未払金	33,347		11,339		13,221	
未払費用	14,858		16,877		19,249	
未払法人税等	12		6,672		2,678	
製品保証引当金	1,026		1,056		1,011	
その他	1,205		1,719		3,536	
(固定負債)	(86,653)	(21.2)	(77,384)	(20.8)	(76,650)	(20.0)
社債	85,000		75,000		75,000	
長期預り金	33		33		33	
退職給付引当金	481		1,399		389	
役員退職慰労金引当金	1,139		951		1,227	
(負債合計)	(224,297)	(54.8)	(186,085)	(50.1)	(200,708)	(52.3)
(資本金)	(40,832)	(10.0)	(40,832)	(11.0)	(40,832)	(10.6)
(法定準備金)	(71,679)	(17.5)	(72,029)	(19.4)	(71,851)	(18.7)
資本準備金	65,528		65,528		65,528	
利益準備金	6,151		6,501		6,323	
(剰余金)	(69,223)	(16.9)	(73,453)	(19.7)	(69,876)	(18.2)
中間配当積立金	4,700		4,700		4,700	
製品開発積立金	4,000		4,000		4,000	
特別償却準備金	37		45		37	
圧縮記帳積立金	3,083		2,922		3,083	
別途積立金	50,121		51,821		50,121	
中間(当期)未処分利益	7,280		9,963		7,933	
[うち中間(当期)純利益]	[4,963]		[5,534]		[7,507]	
(その他有価証券評価差額金)	(3,127)	(0.8)	(△883)	(△0.2)	(767)	(0.2)
(資本合計)	(184,863)	(45.2)	(185,433)	(49.9)	(183,327)	(47.7)
負債及び資本合計	409,161	100	371,518	100	384,035	100

（２）中間損益計算書

（単位：百万円）

科目		前年中間期 自 平成12年4月1日 至 平成12年9月30日 金額	百分比	当中間期 自 平成13年4月1日 至 平成13年9月30日 金額	百分比	前期 自 平成12年4月1日 至 平成13年3月31日 金額	百分比
			%		%		%
経常損益の部	営業損益の部						
	売上高	157,591	100	172,389	100	312,931	100
	売上原価	116,414	73.9	129,551	75.1	232,772	74.4
	販売費及び一般管理費	31,670	20.1	31,518	18.3	62,855	20.1
	営業利益	9,506	6.0	11,319	6.6	17,303	5.5
	営業外損益の部						
	営業外収益	3,373	2.1	2,567	1.5	5,518	1.8
	（受取利息・受取配当金）	(518)		(474)		(1,007)	
	（その他）	(2,855)		(2,092)		(4,510)	
	営業外費用	4,506	2.8	3,721	2.2	10,477	3.4
	（支払利息）	(1,522)		(1,298)		(2,996)	
	（その他）	(2,983)		(2,423)		(7,480)	
	経常利益	8,374	5.3	10,165	5.9	12,344	3.9
特別損益の部	特別利益	698	0.4	100	0.1	671	0.2
	（投資有価証券売却益）	(-)		(0)		(-)	
	（子会社株式売却益）	(375)		(-)		(375)	
	（貸倒引当金戻入額）	(323)		(99)		(296)	
	特別損失	717	0.4	1,007	0.6	717	0.2
	（投資有価証券等評価損）	(417)		(591)		(417)	
	（出資金評価損）	(-)		(415)		(-)	
	（投資評価引当金繰入額）	(300)		(-)		(300)	
税引前中間（当期）純利益		8,355	5.3	9,258	5.4	12,298	3.9
法人税、住民税及び事業税		13	0.0	7,500	4.4	2,900	0.9
法人税等調整額		3,378	2.2	△3,776	△2.2	1,891	0.6
中間（当期）純利益		4,963	3.1	5,534	3.2	7,507	2.4
前期繰越利益		2,316		4,429		2,316	
中間配当額		-		-		1,719	
利益準備金積立額		-		-		171	
中間（当期）未処分利益		7,280		9,963		7,933	

中間財務諸表作成の基本となる重要な事項

1. 資産の評価基準及び評価方法

(1) 有価証券

①満期保有目的の債券 ……… 償却原価法

②子会社株式及び関連会社株式 ……… 移動平均法による原価法

③その他有価証券

時価のあるもの ……… 中間決算日の市場価格等に基づく時価法

(評価差額は、全部資本直入法により処理し、売却原価は移動平均法により算定)

時価のないもの ……… 移動平均法による原価法

(2) デリバティブ取引により生ずる債権及び債務 ……… 時価法

(3) たな卸資産の評価基準及び評価方法

①製品及び仕掛品 ……… 先入先出法に基づく低価法

②材料 ……… 先入先出法に基づく原価法

2. 固定資産の減価償却の方法

(1) 有形固定資産 ……… 定率法

①車両運搬具、工具及び備品 ……… 法人税法に基づく耐用年数によっております。

②その他の有形固定資産 ……… 機能的耐用年数の予測に基づいて決定した当社所定の耐用年数によっております。

(2) 無形固定資産 ……… 定額法

法人税法に基づく耐用年数によっております。

なお、将来の収益獲得が確実であると認められる自社利用のソフトウェアについては、社内における利用可能期間(3年)によっております。

3. 引当金の計上基準

(1) 貸倒引当金

売掛金、貸付金等の債権の貸倒損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

(2) 投資評価引当金

取引所の相場なき株式のうち、発行会社の財政状態が悪化しているものに対処して、当該株式の実質価額の低下額を基礎として設定しております。

(3) 製品保証引当金

販売済製品に対して当社の保証期間内に発生が見込まれるアフターサービス費用を計上したもので、過去のアフターサービス費の実績額を基礎として、当社所定の基準により計上しております。

(4) 退職給付引当金

従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、当中間期末に発生していると認められる額を計上しております。なお、会計基準変更時差異(6,434百万円)については、5年による按分額を費用処理しております。

過去勤務債務については、その発生時の従業員の平均残存勤続期間以内の一定の年数(5年)による按分額を翌会計年度より費用処理しております。

数理計算上の差異については、その発生時の従業員の平均残存勤続期間以内の一定の年数(5年)による按分額を翌会計年度より費用処理しております。

(5) 役員退職慰労金引当金

役員の退職慰労金の支出に備えるため、内規に基づく期末要支給額を計上しております。

4. リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

5. ヘッジ会計の方法

① ヘッジ会計の方法

繰延ヘッジ処理を採用しております。なお、為替予約が付されている外貨建売掛金については振当処理を行っております。

② ヘッジ手段とヘッジ対象

・ヘッジ手段….為替予約取引

・ヘッジ対象….外貨建売掛金の予定取引

③ ヘッジ方針

デリバティブに関する権限及び取引限度額等を定めた内部規程に基づき、為替変動リスクをヘッジしております。

④ ヘッジ有効性評価の方法

ヘッジ対象の相場変動、キャッシュ・フローとヘッジ手段の間に高い相関関係があることを確認し、有効性の評価としております。

6. その他中間財務諸表作成のための基本となる重要な事項

① 法人税等の会計処理

当中間期に係る納付税額及び法人税等調整額は、当期において予定している利益処分による圧縮積立金及び特別償却準備金を調整して、当中間期に係る金額を計算しております。

② 消費税等の会計処理

消費税等の会計処理は、税抜き方式によっております。

注記事項

(中間貸借対照表関係)

(単位:百万円)

	前年中間期	当中間期	前　期
1. 有形固定資産の減価償却累計額	109,604	105,230	111,398
2. 保　証　債　務	50,616	50,534	53,510
(うち保証類似行為)	(34,118)	(34,292)	(37,244)
3. 輸出為替手形割引高	62,374	73,434	65,886

4. 期　末　日　満　期　手　形
期末日満期手形の会計処理については、前年中間期・当中間期・前期の末日が金融機関の休日でしたが、満期日に決済が行われたものとして処理しております。それぞれ前年中間期・当中間期・前期の末日満期手形の金額は、次のとおりであります。

	前年中間期	当中間期	前　期
受取手形	84	162	128
支払手形	529	317	537

(中間損益計算書関係)

(単位:百万円)

	前年中間期	当中間期	前　期
1. 一般管理費及び当中間期製造費用に含まれる研究開発費	15,613	14,082	29,485

2. 出　資　金　評　価　損
出資金勘定にて保有する有価証券に対して個別に減損会計を適用したことにより発生したものであります。

(リース取引関係)

借手側

(1)リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引　(単位:百万円)

①リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	前年中間期	当中間期	前　期
取得価額相当額	6,195	5,706	5,771
減価償却累計額相当額	3,564	3,337	3,354
中間期末残高相当額	2,631	2,368	2,416

②未経過リース料中間期末残高相当額

	前年中間期	当中間期	前　期
1年以内	1,139	1,028	1,080
1年超	1,613	1,439	1,445
合　計	2,752	2,467	2,526

③支払リース料、減価償却費相当額及び支払利息相当額

	前年中間期	当中間期	前　期
支払リース料	720	671	1,408
減価償却費相当額	651	605	1,273
支払利息相当額	58	52	114

④減価償却費相当額及び利息相当額の算定方法
・減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価格を零とする定額法によっております。
・利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

(2)オペレーティング・リース取引

未経過リース料	前年中間期	当中間期	前　期
1年以内	252	223	295
1年超	176	203	303
合　計	428	427	598

(Translation)

January 7, 2002

Olympus Reorganizes Imaging Business Operations

- Sales subsidiary's Imaging & Information Area moves to head office -

- Strategic integration of manufacturing operations in China and Japan to improve profitability -

Olympus Optical Co., Ltd. (President: Tsuyoshi Kikukawa) will reorganize its imaging business operations effective April 1, 2002. The reorganization, which centers on digital camera products, seeks to improve the Company's profit structure in two ways. First, by integrating four domestic production centers prior to the startup of full-fledged production in China; and second, by integrating the Imaging & Information Area of the domestic sales subsidiary into Imaging Systems Group at Olympus Optical Co., Ltd.

[For inquiries from press media]

Olympus Optical Co., Ltd., Press Dept.,

Ikuta, Yamada and Magoshi

Shinjuku Monolith, 3-1, Nishi Shinjuku 2-chome,
Shinjuku-ku, Tokyo 163-0914
Tel: 03-3340-2134 Fax: 03-3340-2130
Home page URL: http://www.olympus.co.jp/

2002年1月7日

オリンパス、デジタルカメラなど映像事業を再編

～販売子会社の映像情報部門を本社内に移管
中国・日本の製造部門も有機的に結合し、収益力の向上を目指す～

オリンパス光学工業株式会社(社長:菊川 剛)は、デジタルカメラを中心とする映像事業の収益構造を改善するため、中国での本格生産をにらんだ国内の生産4拠点の統合および国内販社の映像情報部門の映像システムカンパニーへの統合など、事業再編を2002年4月1日付で行います。

開発から製造・販売までを一体化させた新しいビジネスモデルを構築することで、迅速な意思決定と市場ニーズの捕捉、タイムリーな商品の市場投入、一層のコスト低減を実現し、デジタルカメラやコンパクトカメラ、MOディスクドライブなど変動の激しいコンシューマ製品市場において、よりスピーディで収益力のある事業展開を図ります。

映像システムカンパニーが対象とするコンシューマ製品ビジネスでは、厳しい競争により価格軟化が著しく、いかに市場ニーズに的確に応えた商品を迅速かつ低コストで導入できるかが収益を左右する大きな要因となっています。このような状況から、当社では同カンパニーの主力であるデジタルカメラ事業を中心に、安定した収益構造の構築が重要な経営課題として検討を重ねてきました。今回の抜本的な事業再編を実施することにより、2003年3月期には映像システムカンパニーとして連結ベースで黒字化を図ります。

(1)生産体制改革

製造分野ではコスト競争力の強化を図るため、中国生産をベースにしながら国内開発・製造拠点との密な連携をより強める生産体制に変革します。これはすでに当社銀塩カメラ事業で成果をあげているモデルで、短期間で生産ラインを立ち上げる生産技術の確立など「創」の部分を日本国内の拠点が、高品質でローコストの製造工場として機能する「造」の部分を中国拠点が担います。

具体的には、その基盤作りとして、国内の映像システム関連製品の生産拠点であるオリンパス光学工業 辰野事業場、オリンパス光電子（株）東京事業場、大町オリンパス（株)、坂城オリンパス（株）の4拠点を一組織に統合し、さらに光学技術開発機能と生産技術開発機能を取り込みます。国内の製造機能と技術開発機能の統合により、今後広東省のシンセン工場で拡充する中国生産を効率的に支援することが可能となり、国内外の製造力を強化します。

(2)国内の製造・販売機能の一元化

販売分野では目まぐるしく変化する市場のニーズにすばやく応える市場対応力の強化を狙い、国内販売会社オリンパス プロマーケティング（株）のコンシューマ製品を扱う映像情報部門を、営業譲渡によってオリンパス光学工業の映像システムカンパニーに統合します。製販を一体化することで迅速な意思決定と高い機動力を実現し、消費者の嗜好や売れ筋の変化など動きの速い市場動向に柔軟に対応できる体制を確立します。

～この件に関するお問い合わせ先～
オリンパス光学工業株式会社　広報室　生田、山田、馬越
〒163-0914　東京都新宿区西新宿２の３の１新宿モノリス内 私書箱 7004 号
TEL：03-3340-2134　FAX：03-3340-2130
ホームページ URL　http://www.olympus.co.jp/

(Translation)

March 6, 2002

Olympus Optical Co., Ltd.

Recent Conditions of Medical Accident at Johns Hopkins Hospital and the Company's Response

With regard to a medical accident at Johns Hopkins Hospital in the United States that has been reported in the media in and outside of Japan, the Company informed the U.S. Food and Drug Administration (FDA) of certain Olympus bronchoscope models alleged to be related with the accident in December 2001 and simultaneously, has conducted a recall properly in accordance with FDA's guidelines. Almost at the same time in Japan, the Company also gave notice thereof to the Ministry of Health, Labor and Welfare and has conducted a recall.

However, there is no decisive cause-and-effect relationship between the in-hospital infection at Johns Hopkins Hospital and Olympus medical products. Olympus will continue to accord patient safety and quality of life the highest priority and implement adequate measures, including cooperation in the investigation.

[For inquiries from press media]

Olympus Optical Co., Ltd., Press Dept.,

Murakami and Ikuta

Tel: 03-3340-2285

March 13, 2002
Olympus Optical Co., Ltd.

Recent Press Report on Olympus Bronchoscope

For more than 50 years, Olympus medical devices have been used on millions of patients annually to perform minimally invasive diagnostic and therapeutic procedures. Patient health and safety is and always will be Olympus's highest priority.

Our commitment to the physicians who use our equipment, as well as the patients who undergo endoscopic procedures, is supported by the fact that Olympus America Inc. (hereinafter referred to as OAI) elected to initiate an immediate, vigorous investigation and voluntary recall of certain Olympus bronchoscope models based on an incident from a single hospital. (A "voluntary" recall is an action taken by a manufacturer unilaterally without being required to do so by the FDA.) In early December 2001, OAI formally informed the FDA that it was initiating this voluntary recall. At the time of the decision to commence the recall, OAI had received a report of Brochoalveolar Lavage (BAL) sample contamination and a single patient infection. OAI has worked and will continue to work diligently with the U.S. Food and Drug Administration (FDA), the Centers for Disease Control (CDC), and hospitals. Olympus remains committed to ensuring that the recall of our bronchoscopes is completed expeditiously.

In Japan, the relevant Japanese health authorities were similarly notified by Olympus Optical Co., Ltd. (hereinafter referred to as Olympus Optical) on December 18, and a domestic recall was initiated. Olympus Optical has carried out the recall in Japan in accordance with corresponding domestic guidelines. With regard to Europe and other areas worldwide, similar measures have been implemented in accordance with local guidelines. In addition, instrument channel ports on all bronchoscopes currently being shipped by Olympus Optical have been modified.

There have been recent reports in the media alleging a cause-and-effect relationship between Olympus bronchoscopes and cases at **Johns Hopkins Hospital in Baltimore, Maryland (USA)**, in which hospital patients were allegedly infected with Pseudomonas aeruginosa bacteria. (Pseudomonas aeruginosa is a bacterium widely found in nature, particularly in soil,

water, and wastewater. While generally not harmful to healthy individuals, it may cause sepsis and pneumonia in individuals with low levels of resistance.) Olympus is fully engaged in the process of gathering and evaluating information to determine the cause and effect of these alleged patient infections. At this time, Olympus has not received evidence that these alleged patient infections are attributable to Olympus bronchoscopes subject to the recent recall (i.e., bronchoscopes that may have contained a loose biopsy port).

As a company that has a long and successful history in the medical device industry, Olympus has always accorded patient safety and quality-of-life the highest priority. Olympus therefore remains fully committed to the investigation of all issues regarding Olympus medical products, and will continue to cooperate fully with all relevant authorities

2002年3月6日
オリンパス光学工業株式会社

米国ジョンズ･ホプキンス大学病院における医療事故に関する
現状と当社の今後の対応について

現在、国内外で報道されている米国ジョンズ･ホプキンス大学病院での医療事故において、関連しているとされている当社気管支内視鏡製品は、2001年12月に米国FDAへの届け出をすると同時に、当局の指導の下、適切に回収業務を行ってきました。日本においても、ほぼ同時期に厚生労働省へ届け出を行い、回収業務を進めています。
ただし今回のジョンズ･ホプキンス大学病院の院内感染に関しては、当社製品との因果関係ははっきりしておりません。当社としては、今後も患者さんの安全を最優先に調査への協力など適切な対応を推し進めていきます。

<経緯>

2001．9.17：テネシー州スカイライン病院にて院内感染発生の報告を受ける。
病院を中心とした感染経路調査に協力(この間に米国防疫センターが口金弛みを発見)。

2001．11.20～26：
感染の因果関係調査の中で、洗浄消毒のメンテナンス不良に起因することが疑われたため、社内試験で通常の洗浄･消毒を実施。この試験では、口金に弛みがある製品でも感染に関して問題はないことが証明できた。

2001．12.3：カンシ口金弛みが原因でないことの否定はできないため、安全のため大事をとって、米国FDAに対してリコール届出。

2001．12.4：リコールレター配布開始（対象台数：4418台、施設数：2361）

2001．12.11：厚生労働省に届け出。

2001．12.18：所轄官庁に、日本においても自主回収を開始することを届け出。

2002．2.5：ジョンズ･ホプキンス大学病院より当社米国現地法人オリンパスアメリカInc.（OAI）に3台のBFスコープから緑膿菌※が検出されたと連絡を受ける。

2002．2.12：FDAからジョンズ･ホプキンス大学病院の件でOAIへ問い合わせがあり、FDAに対して訪問して説明することを連絡。

2002．2.28：OAIはジョンズ･ホプキンス大学病院から、同病院にて患者のうち2人が死亡した、との連絡を２００２年2月２８日に受けた。それを受けて、ただちに以下の対応を行った。

1）2月28日：ただちにジョンズ・ホプキンス大学病院に連絡をしたが担当者不在のため連絡が取れなかった。

2）同日：行政当局（FDA）への連絡

3）3月1日：改めてジョンズ・ホプキンス大学病院にコンタクトをして以下確認。

- FDA にジョンズ・ホプキンス大学病院が事故の報告をすること。使用したスコープ1台を提供すること。
- スコープ2台を OAI に戻すこと。
- 患者来歴を調査して再検査すると、ジョンズ・ホプキンス大学病院からいわれた。

4）同日：3項の内容を FDA に連絡

＜現状と今後の対応＞

①調査の継続

これまでも当社製品と院内感染に関して十分な調査を行ってきましたが、新たな状況を踏まえ、本社および米国現地法人が共同で事実関係および安全性に関する徹底した調査を推し進めていきます。具体的には、病院での立ち会い調査、社内での追加試験などです。

②回収（改修）の促進

現状では、すでに米国で48％、日本では 81.8％が回収（改修）が進んでいます。今後は安全を最優先に捉え、世界的に回収業務に全力を尽くしていきます。

米国：リコール通知のうち90％は受領済みを確認。残りの 10％に対して 2 月 27 日に更に督促を実施。第1優先を自主回収の要因となった「弛み」のある製品、第 2 優先をすべての対象製品と捉えて回収（改修）。現状は、第1、第2を含め48％回収（改修）済み。

日本：81.8％（3176 台中 2599 台）改修を実施。3月15日めどに可及的速やかに全数回収（改修）する。また、回収（改修）済み施設（修理済みの旨）および未回収（改修）施設（督促）にそれぞれ情報提供を本日中に実施する。弛みの有無に関わらず対象機種（11種）について全数回収（改修）。

欧州・アジアなど：米国、日本に準じて、リコール又は自主回収（改修）対応を促進する。全世界で約 14000 台

＜因果関係＞

ジョンズ・ホプキンス大学病院から使用したスコープに関する詳細な情報開示がないため、現段階では当社で因果関係は特定できていません。内視鏡検査によって感染したと仮定すると、流し台、シンクの排水口、他の器具、洗浄消毒器、カンシ口金の弛みなど感染源の

ほか、洗浄・消毒の手順の不備などが考えられ、感染の因果関係を特定することは難しい状況です。当社としては、ジョンズ・ホプキンス大学病院や米国防疫センターに対して、感染経路調査に協力していきたいと考えています。

＜対象製品に関する対策＞

今回対象となっている気管支内視鏡は、2001年11月12日出荷分から改良品に切り替えを完了しています。切り替え製品は口金部分が弛まないように固定する対策をとっています。

＜業績に対する影響＞

当社の業績に対する影響は、現段階では詳細は判断しかねますが、適切な回収業務を推進することで内視鏡事業に対する影響はほとんどないと見込んでいます。

※緑膿菌とは、土、水、汚水などの自然界に広く分布しており、病院環境では流し台などの湿潤状態にある場所に多数生息している。ヒトの喀痰や尿、膿、分泌物などの各種臨床材料から最も多く分離される。一部の菌を除いては一般的に病原性は低いものの、多くの抗菌薬に耐性のことが多く、菌交代症や日和見感染症の原因菌として院内感染などの感染症を引き起こす原因となる。また、健康な人では問題ないが、抵抗力の衰えた人が感染すると、敗血症や肺炎などを引き起こすことがある。

＜本件に関する問い合わせ先＞
オリンパス光学工業株式会社 広報室 村上、生田
TEL：03-3340-2285

(Translation)

May 20, 2002

BRIEF ANNOUNCEMENT OF CONSOLIDATED SETTLEMENT OF ACCOUNTS FOR THE BUSINESS YEAR ENDED MARCH 31, 2002

Name of listed company:	Olympus Optical Co., Ltd.
Listing exchange:	Tokyo Stock Exchange Osaka Securities Exchange
Code number:	7733
Location of head office:	Tokyo
Inquiries to be directed to:	Kazuhiro Watanabe General Manager of Accounting Dept. Tel. (03) 3340-2151
Date of meeting of the Board of Directors concerning settlement of accounts:	May 20, 2002
Adoption of U.S. Generally Accepted Accounting Principles:	No

1. Consolidated business results for the business year ended March 31, 2002 (April 1, 2001 through March 31, 2002):

(1) Operating results:

(Note) Figures are stated by discarding fractions of one million yen.

	Business year ended March 31, 2002	Business year ended March 31, 2001
Net sales	¥528,415 million (13.2%)	¥466,704 million (8.9%)
Operating income	¥42,283 million (19.1%)	¥35,496 million (17.8%)
Ordinary income	¥31,435 million (38.5%)	¥22,689 million (9.2%)
Net income	¥10,279 million ((-)12.8%)	¥11,787 million (533.7%)
Net income per share	¥38.87	¥44.57
Fully diluted earnings per share	¥-	¥-
Percentage of net income to shareholders' equity	5.2%	6.2%
Percentage of ordinary income to total capital	5.5%	4.1%
Percentage of ordinary income to net sales	5.9%	4.9%

(Notes)

	Business year ended March 31, 2002	Business year ended March 31, 2001
1) Gain on equity method investments:	¥376 million	¥311 million
2) Average of the total number of shares issued and outstanding during the year (on a consolidated basis):	264,453,721 shares	264,464,718 shares
3) Changes in accounting methods:	Yes	

4) The percentages in the items of net sales, operating income, ordinary income and net income indicate the rates of increase or decrease from the previous business year.

(2) Consolidated financial condition:

	Business year ended March 31, 2002	Business year ended March 31, 2001
Total assets	¥562,078 million	¥584,103 million
Shareholders' equity	¥201,547 million	¥192,229 million
Ratio of shareholders' equity	35.9%	32.9%
Shareholders' equity per share	¥762.23	¥726.85

(Note) Total number of shares issued and outstanding at the end of the year (on a consolidated basis):

Business year ended March 31, 2002: 264,418,867 shares
Business year ended March 31, 2001: 264,470,061 shares

(3) State of consolidated cash flows:

	Business year ended March 31, 2002	Business year ended March 31, 2001
Cash flows from operating activities	¥50,607 million	¥29,304 million
Cash flows from investing activities	(¥56,133 million)	(¥11,837 million)
Cash flows from financing activities	(¥24,787 million)	¥1,594 million
Cash and cash equivalents at end of year	¥55,345 million	¥84,751 million

(4) Matters relating to the scope of consolidation and the application of equity method:

Number of consolidated subsidiaries: 68 companies
Number of non-consolidated subsidiaries subject to the equity method: 3 companies
Number of affiliated companies subject to the equity method: 3 companies

(5) Changes in the scope of consolidation and the application of equity method:

Consolidated subsidiaries (inclusion): 6 companies
" (exclusion): 2 companies

Companies subject to the equity method (inclusion): None
" (exclusion): None

2. Forecast of consolidated operating results for the business year ending March 31, 2003 (April 1, 2002 through March 31, 2003):

	Interim	Full-year
Net sales	¥254,000 million	¥562,000 million
Ordinary income	¥13,000 million	¥37,000 million
Net income	¥7,000 million	¥20,000 million

(Reference) Forecast of net income per share (full-year) ¥75.64

* The forecast is based on the assumptions, outlooks and plans in the future as of the date hereof. The actual results may differ substantially from the above-listed figures due to risks and uncertain factors concerning changes in the world economy, competition, foreign exchanges, etc.
As to the matters concerning the above forecast, please refer to pages 13 and 14 hereof.

1. STATE OF CORPORATE GROUP

The Group comprises Olympus Optical Co., Ltd. (the "Company") and its 71 subsidiaries and four affiliated companies. Its major business is the manufacture and sale of products related with imaging systems, medical systems, industrial systems, etc. The Group also engages in business activities related with each of the above business divisions, including the operation of holding companies and financial investment.

As a result of a reform to the management system of the Company and the introduction of an internal company system in April 2001, the business divisions has been reclassified according to the Groups and Centers effective in the business year under review.

The following four divisions respectively correspond to the imaging systems division, medical systems division, industrial systems division and other businesses division described in the section of segments by business types. The common division engages in businesses pertaining to these four divisions.

Division	Major products and content of business	Major companies
Imaging systems division:	Cameras, digital cameras and recorders	The Company (Consolidated subsidiaries) Olympus ProMarketing Inc., Olympus Opto-Electronics Co., Ltd., Ohmachi Olympus Co., Ltd., Sakaki Olympus Co., Ltd. Olympus America Inc., Olympus Optical Co. (Europa) GmbH, Olympus Optical Co. (U.K.) Ltd., Olympus France S.A., Olympus Hong Kong and China Limited, Olympus (Shenzhen) Industrial Ltd.
Medical systems division:	Medical endoscopes, blood analyzers and biological microscopes	The Company (Consolidated subsidiaries) Olympus ProMarketing Inc., KS Olympus Co., Ltd., Olympus Opto-Electronics Co., Ltd., Shirakawa Olympus Co., Ltd., Mishima Olympus Co., Ltd. Olympus America Inc., Olympus Optical Co. (Europa) GmbH, Olympus Optical Co. (U.K.) Ltd., Olympus France S.A., Olympus Hong Kong and China Limited, Olympus (Shenzhen) Industrial Ltd.
Industrial systems division:	Industrial microscopes, industrial endoscopes, printers, magneto-optical disk drives and barcode	The Company (Consolidated subsidiaries) Olympus ProMarketing Inc., KS Olympus Co., Ltd., Okaya Olympus

	scanners and measuring equipment	Co., Ltd., Sakaki Olympus Co., Ltd. Olympus America Inc., Olympus Optical Co. (Europa) GmbH, KeyMed (Medical & Industrial Equipment) Ltd., Olympus Optical Co. (U.K.) Ltd., Olympus France S.A., Olympus Singapore Pte. Ltd.
Other businesses:	System development and services of accepting genetic analyses	The Company (Consolidated subsidiaries) Olympus Systems Co., Ltd., Olympus Sogo Service Co., Ltd., NovusGene Inc.
Common division:	Operation of holding companies and finance investment	Olympus USA Incorporated, Olympus Corporation of America, Olympus Asian Pacific Limited, Olympus Asset Management Limited, Olympus (U.K.) Ltd.

Ohmachi Olympus Co., Ltd. and Sakaki Olympus Co., Ltd. merged to form Olympus Opto-Technology Inc. as of April 1, 2002.

The following is an outline chart of the aforementioned:

Outside Customers

↑

Domestic sales companies

<Subsidiaries>
*Olympus ProMarketing Inc.,
*KS Olympus Co., Ltd.,
*Olympus A.V.S. Co., Ltd.
<Affiliated company>
*Adachi, Co., Ltd.

Asia

*Olympus Singapore Pte. Ltd.
*Olympus (Thailand) Company Limited
*Olympus (Malaysia) SDN BHD
*Olympus Technologies Singapore Pte. Ltd.
*Olympus Australia Pty Ltd.
*Olympus New Zealand Limited
*Olympus Korea Co., Ltd.
*Olympus (China) Investment Co., Ltd.

<Affiliated company>
Olympus (India) Private Ltd.

Overseas sales companies

Europe

<Subsidiaries>
*Olympus Optical Co. (Europe) GmbH
*Olympus Winter & Ibe GmbH
*Olympus Optical Co. (U.K.) Ltd.
*KeyMed (Medical & Industrial Equipment) Ltd.
*KeyMed Ireland Ltd.
*Olympus France S.A.
*Olympus Diagnostica GmbH
*Olympus Austria Ges.m.b.H
*Olympus Optical AB
*Olympus Optical (Schweiz) AG
*Olympus d.o.o. za trgovinu
*Olympus C&S, spol. s.r.o.
*Olympus Danmark A/S
*Olympus Norge A/S
*Olympus Italia S.r.l.
*Olympus Optical Polska Sp. z.o.o.
*Olympus Hungary Kft.
*Olympus Spain S.A.
*Olympus Technicas S.A.
*Olympus Optical Portugal S.A.
*Olympus Finland OY
**Olympus Moscow Limited Liability Company

<Affiliated company>
**Olympus Nederland B.V.

North America

<Subsidiaries>
*Olympus America Inc.
*Olympus Industrial America Inc.
*Olympus Integrated Technologies America Inc.

↑

Olympus Optical Co., Ltd. (The Company)

Domestic manufacturing companies

Imaging systems	<Subsidiaries> *Tokyo Kinzoku Co., Ltd. *Olympus Opto-Electronics Co., Ltd. *Ohmachi Olympus Co., Ltd. *Sakaki Olympus Co., Ltd. *Tokyo Kinzoku Co., Ltd., Kyowa Plant
Medical systems	<Subsidiaries> *Olympus Opto-Electronics Co., Ltd. *Shirakawa Olympus Co., Ltd. *Mishima Olympus Co., Ltd. <Related company> **Opnoteck Co., Ltd.
Industrial systems	<Subsidiaries> *Sakaki Olympus Co., Ltd. *Okaya Olympus Co., Ltd.

Domestic system development company

<Subsidiary>

*Olympus Systems Co., Ltd.

Domestic transportation company

<Subsidiary>

*Olympus Logitex Co., Ltd.

Domestic service companies

<Subsidiaries>
*Olympus Technical Service Co., Ltd.
*Olympus Sogo Service
*Olympus Medical Engineering
*Olympus Lease
*NovusGene Inc.

Imaging systems	<Subsidiaries> *Olympus Hong Kong and China Limited *Olympus (Shenzhen) Industrial Ltd. *Olympus Taiwan Co. Ltd. *Olympus Beijing Industry & Technology Limited *Beijing Beizhao Olympus Optical Co., Ltd.
Medical systems	<Subsidiaries> *Olympus Winter & Ibe GmbH *Olympus Diagnostica GmbH *KeyMed (Medical & Industrial Equipment) Ltd. *Algram Group Limited
Industrial systems	<Subsidiaries> *Olympus Technologies Singapore Pte. Ltd. *KeyMed (Medical & Industrial Equipment) Ltd.

Overseas holding companies

<Subsidiaries>
*Olympus USA Incorporated
*Olympus Corporation of America
*Olympus (U.K.) Ltd.
*Olympus Asian Pacific Limited

Overseas system development company

<Subsidiaries>
*Olympus Software Europe GmbH
* Olympus Bio Systems GmbH

Overseas finance company

<Subsidiary>
*Olympus Asset Management Limited

Overseas service companies

<Subsidiaries>
*Olympus Endo-Repair Europe GmbH
*Olympus Medical Care (Hungary) Kft. Medical Service Limited Liability Company
*Olympus Endoterapia Sp. z.o.o.
*Olympus trgovina d.o.o.
*Olympus de Mexico S.A. de c.v.
**Olympus Trading (Shanghai) Limited

* **Consolidated subsidiary**

** **Company subjected to the equity method**

Example:

→ **Supply of products**

····→ **Supply of components for manufacturing**

2. BUSINESS POLICY

1. Basic management policy

Based on its management vision "FOCUS 21" inaugurated in 1994, the Company has engaged in corporate activities to become a "value-creating company" which emphasizes aligning its values with those of society at large, facilitating the creation of new values through its business activities and contributing to the materialization of people's health and welfare.

2. Basic principles concerning the distribution of profits

The Company follows a fundamental policy of distributing profits to its shareholders on a constant basis. Taking into consideration operating results and future prospects, as well as investment in the development of new technologies and products to boost its brand strength and improve profitability for a stronger management basis, the rationalization of its manufacturing functions and other factors, the Company endeavors to distribute profits to its shareholders to the extent funds remain available for dividends.

As to retained earnings, the Company will, based on the policy of "Selection and Concentration", focus the funds on businesses in the growth areas: the digital camera area, the endoscopes-peripheral area covering surgery, operative instruments and untrasonic devices, the gene-related area and the area of semiconductor-related testing devices, to establish new core businesses.

3. Attitude and policy on reduction in investment units

The Company, recognizing that individual shareholders' market participation will vitalize the stock market, has actively disclosed information on its website and business reports. As to a reduction in its investment units, which will require substantial cost, the Company will carefully consider the possibility.

4. The Company's middle- and long-range management strategy

Effective April 1, 2002, the Company inaugurated its new middle- and long-range management strategy "02 Fundamental Management Plan," to define its ideal image in five years. Under the plan, the Company seeks to improve growth potential and profitability, as well as boost its brand strength in its bid to maximize its enterprise value. Specifically, the Company engages in business activities with an emphasis on the following five items:

(1) Establish well-balanced profit-earning bases

The Company will improve the profit-earning bases of its imaging systems division and industrial systems division to realize well-balanced profits in its imaging systems division, medical systems division and industrial systems division.

(2) Establish profit-earning basis of digital camera business

To establish a profit-earning basis of its digital camera business whose profits are deteriorating as competition has further intensified and low-budget products have been launched, the Company will seek to systematically integrate its research and development, manufacture and marketing and optimize the location of its bases.

(3) Develop new businesses steadily

The Company will make strategic and intensive investments to develop new businesses, including the genome business, among other things.

(4) Promote innovations in manufacturing

To shift to a knowledge-intensive manufacturing company, the Company will seek to build up world-class core competence.

(5) Boost brand strength

The Company gives brand strength the status of an important corporate asset. The Company will focus its efforts on winning consumer confidence through its corporate activities as a whole, including the offering of products and services, among other things to boost its brand strength to increase its enterprise value.

5. Improvement of corporate management systems

To raise business speed and efficiency as well as change the mind-set of all employees, in its bid to maximize its enterprise value, the Company implemented reforms to its operating structures comprised of the introduction of an internal company system and a reform to the Board of Directors. In April 2001, the operating divisions were reorganized into three internal companies (or Groups) according to the market segments from the viewpoint of customers and the staff units were reorganized into two Centers, whereby building up its stand-alone operation of the Groups and support system of the Centers. Furthermore, in June 2001, for the purpose of separating the function of decision-making on management and supervision from the function of business operations to speed up business operations and establish clear lines of responsibility, the Company reformed the Board of Directors and introduced a system of executive officers.

3. OPERATING RESULTS AND FINANCIAL CONDITIONS

I. Overview of operating results for the consolidated business year ended March 31, 2002

(million yen)

	Net sales	Operating income	Ordinary income	Net income for the year	Net income per share for the year (yen)
Consolidated business year ended March 31, 2002 (as of March 31, 2002)	528,415	42,283	31,435	10,279	38.87
Consolidated business year ended March 31, 2001 (as of March 31, 2001)	466,704	35,496	22,689	1,787	44.57
Increase or decrease	13.2%	19.1%	38.5%	(-) 12.8%	-

<u>Overview of operating results for the business year ended March 31, 2002</u>

During the business year under review, the burst of the information technology (IT) bubble evolving out of the United States triggered a globally simultaneous economic slowdown and the situations became severer for corporate management. The Japanese economy showed no sign of recovery as private spending remained slow against the background of the bad loan problem and job insecurity and corporate capital investments decreased. In the foreign exchange market, the yen were devalued against the dollar and euro from the previous business year and the average exchange rates during the business year under review were $1=¥125 and Euro 1=¥111.

Under these business circumstances, in its existing businesses, the Company, closely in cooperation with its Group companies, has concentrated its efforts on introducing new technologies to add higher value to its products and expanding peripheral businesses of its core products, as well as focusing its management resources on developing new businesses that will become core businesses. The business of digital cameras grew to account for over one-fourth (1/4) of net sales on a consolidated basis for the business year under review, or approximately ¥140 billion.

On a consolidated basis, net sales for the business year under review increased for eight consecutive years to account for ¥528,415 million (a ¥61,711 million or 13.2% increase from the previous business year), as sales in the medical systems division increased substantially overseas, in addition to sales growth of digital cameras.

As to profit, while the cost rate deteriorated due to a change in the product structure and cost increased, due to increased sales as well as the depreciation of the yen, operating income and ordinary income amounted to a record ¥42,283 million (a 19.1% increase from the previous business year) and a record ¥31,435 million (a 38.5% increase), respectively. However, due to a drop-off in the stock market, the Company recorded revaluation losses of

¥11,021 million of investment securities and equity participation as special losses. Consequently, net income for the year amounted to ¥10,279 million (a 12.8% decrease).

Performance by business division

(million yen, %)

	Net sales			Ordinary income		
	Business year ended March 31, 2002	Business year ended March 31, 2001	Increase or decrease	Business year ended March 31, 2002	Business year ended March 31, 2001	Increase or decrease
Imaging systems division	208,447	183,664	13.5	(-) 6,788	(-) 279	(-) 6,509
Medical systems division	254,943	213,509	19.4	57,238	42,315	14,923
Industrial systems division	55,833	58,025	(-) 3.8	507	1,042	(-) 535
Other businesses division	9,192	11,506	(-) 20.1	(-) 2,759	(-) 2,838	79
Sub total	528,415	466,704	13.2	48,198	40,240	7,958
Eliminations or Group-wide	-	-	-	(-) 5,915	(-) 4,744	(-) 1,171
Consolidated Total	528,415	466,704	13.2	42,283	35,496	6,787

Notes: 1. Any increase or decrease in net sales is indicated by %.

2. The business divisions have been reclassified according to the Groups and Centers effective in the business year under review, as a result of a reform to the management system of the Company and the introduction of an internal company system in April 2001. For the purpose of comparison, the figures for the previous business year were calculated based on the same standard applicable to the business year under review.

Imaging systems division:

On a consolidated basis, net sales in the imaging systems division amounted to ¥208,447 million (a 13.5% increase from the previous business year) and operating loss amounted to ¥6,788 million. As to digital cameras, the Company launched "CAMEDIA C-700 ULTRAZOOM" mounted with an optical 10x zoom lens and a 4-mega-pixel CCD (charge-coupled device) compact camera mounted with a 3x zoom lens "CAMEDIA C-40 ZOOM", which sold steadily. As to compact cameras, to spur demand, the Company launched new lines of "μ [mju:] Series", the accumulated volume of shipments of which amounted to 20 million. However, affected by the contracted market, net sales declined. As to recorders, sales of digital recorders increased favorably. As to profit, the Company registered operating loss as price reduction continued while competition intensified.

Medical systems division:

On a consolidated basis, net sales in the medical systems division amounted to ¥254,943 million (a 19.4% increase from the previous business year) and operating income amounted to ¥57,238 million (a 35.3% increase). As to medical endoscopes, the Company offered a total medical support covering "diagnosis to treatment" and promoted packaged marketing including maintenance services to spur replacement demand. Sales of its endoscope video system "EVIS EXERA" and colonoscopes increased, specifically in the United States. In its peripheral area, sales of surgical endoscopes, ultrasonic endoscopes and operative instruments increased steadily. Sales of biological microscopes increased, specifically overseas, as the market for research and education in Europe remained favorable. As to blood analyzers, in Europe, the Company promoted a "system business" by which the Company supplied analyzers combined with reagents and supplies and earned income according to the number of tests and the export volume of analyzers increased. Operating income increased substantially from the previous business year due to increased sales and cost reductions.

Industrial systems division:

On a consolidated basis, net sales in the industrial systems division amounted to ¥55,833 million (a 3.8% decrease from the previous business year) and operating income amounted to ¥507 million (a 51.3% decrease). As to industrial endoscopes, sales of a new videoscope "IPLEX" increased favorably and the Company's efforts to promote its products via the Internet proved successful. Sales of handy information terminals supplied to the Company's business partners in the United States increased steadily. As to industrial microscopes, due to a decline in capital investments in the overall industrial market and the global IT recession, sales decreased. As to magneto-optical disk drives, market prices plunged and net sales decreased. As to operating income and loss, due to decreased sales, operating income decreased.

Other businesses division:

On a consolidated basis, net sales in the other businesses division amounted to ¥9,192 million (a 20.1% decrease from the previous business year) and operating loss amounted to ¥2,759 million. As from the business year under review, the Company started to market components for game machines and continued to supply IC boards for plasma displays to its business partners. Thus, the Company exerted efforts to enter new business sectors. As to operating income and loss, operating loss reduced.

Research and development

The Company has engaged in research and development activities to materialize its corporate business philosophy "Social-In", which emphasizes aligning its values with those of society at large and facilitating the creation of new values for society and people's life. On the basis of "opto-digital technology," an integration of the Company's cutting-edge optical technology and digital technology, the Company has promoted technological developments focusing on more downsized, finer and more diversified products in the areas of imaging, medical treatment, health and industry.

To cite an example of integration of micro optical and electronic features, the Company has developed optical scanners utilizing silicon micro machining technology, which are mounted on scanning laser microscopes. The Company has also launched "MEMS (Micro-Electro-Mechanical Systems) Foundry Services" that provide third-party users with its proprietary technology. In the area of genome, the Company has materialized systems enabling more accurate measurement of genetic information, whereby developing technologies for the future.

Research and development expenses for the business year under review amounted to ¥30,500 million.

Environmental protection

In 1992, the Company established "Olympus Environmental Principles." Based on the philosophy of "respecting nature and the safety and health of mankind and contributing to the reestablishment of a healthy environment and a society in which sustainable development is possible through ecologically compatible technological development and business practices," the Company has committed itself to tackling environmental issues according to its "Basic Environmental Plan," which is to be established every three years.

Consequently, the Company acquired the certification of ISO 14001, an international standard for environmental management systems, for its major manufacturing facilities by the business year ended March 31, 2001, as well as for its manufacturing facilities in Europe in the business year ended March 31, 2002. In August 2001, the Company published an "Olympus Environmental Report 2001," which provided a summary of its environmental initiatives.

Furthermore, the Company has inaugurated an "Olympus Ecology Vision 21," defining its corporate philosophy for the strengthening of the company-wide organization for environmental protection, development of environmental technologies and supply of environment-friendly products.

2. Prospect for the next business year:

The Japanese economy still remains in a difficult condition. However, against the background of resolute restructuring on the government's initiative and prospective improvement in the U.S. economy, self-sustained growth, specifically in private sector demand, is expected to get on the move later in the year.

Under these circumstances, pursuant to the new President's slogan "Creative Destruction and Innovation," the Company will change its mind-set from new perspectives without adhering to the existing values and focus on the creation of values by making speed a top priority not to fall behind changes in society.

The prospect of business results to the next business year is described below:

<Overall prospect>

(million yen)

	Net sales	Operating income	Ordinary income	Net income for the year	Net income per share for the year (yen)
Consolidated business year ending March 31, 2003 (as of March 31, 2003)	562,000	47,000	37,000	20,000	75.64
Consolidated business year ended March 31, 2002 (as of March 31, 2002)	528,415	42,283	31,435	10,279	38.87
Increase or decrease	6.4%	11.2%	17.7%	94.6%	-

The prospect of business results for the next business year is based on the assumed exchange rates at $1=¥125 and Euro 1=¥115.

<Prospect by business division>

In the imaging systems division, net sales are expected to continue to increase 10% from the business year under review, sustained by strong sales growth of digital cameras. Operating income, which was a substantially negative figure for the business year under review, is expected to turn to the black due to cost reductions by further promoting production overseas.

In the medical systems division, both net sales and operating income are expected to increase steadily in all geographical sectors.

In the industrial systems division, net sales are expected to decrease principally due to a continued decline in capital investments in the semiconductor and other industries in Japan and the United States, while operating income is expected to be on a par with the business year under review.

Consequently, as to the overall prospect for the next business year, all net sales, operating income, ordinary income and net income for the year are expected to achieve record highs.

II. Financial Conditions

1. State of assets at the end of the business year under review

(million yen)

	March 31, 2002	March 31, 2001	Increase or decrease	Rate of increase or decrease
Total assets	562,078	584,103	(-) 22,025	(-) 3.8%
Shareholders' equity	201,547	192,229	9,318	4.8%
Ratio of shareholders' equity	35.9%	32.9%	3.0%	-

At the end of the business year under review, total assets decreased ¥22,025 million principally due to a decrease of ¥27,178 in inventory as a result of reduction of inventory. Shareholders' equity increased ¥9,318 million as consolidated retained earnings increased as a result of the entry of ¥10,279 million of net income for the year and the foreign exchange translation adjustment, an item deducted from shareholders' equity, decreased. Consequently, due to decreased total assets and increased shareholders' equity, the return on shareholders' equity (ROE) increased 3% to 35.9%.

2. State of cash flows for the business year under review

(million yen)

	Business year ended March 31, 2002	Business year ended March 31, 2001	Increase or decrease
Cash flows from operating activities	50,607	29,304	21,303
Cash flows from investing activities	(56,133)	(11,837)	(44,296)
Cash flows from financing activities	(24,787)	1,594	(26,381)
Cash and cash equivalents at end of year	55,345	84,751	(29,406)

Cash and cash equivalents at the end of the business year under review decreased ¥29,406 million in comparison with the end of the previous business year to account for ¥55,345 million.

Cash flows from operating activities resulted in an increase of ¥50,607 million (an increase of ¥21,303 million from the previous business year), principally due to a substantial decrease in inventory, which increased in the previous business year, while depreciation and income before tax for the year were on a par with the previous business year.

Cash flows from investing activities resulted in a decrease of ¥56,133 million (a decrease of ¥44,296 million from the previous business year), principally due to placing of ¥45,297 million of time deposits, well over the figure for the previous business year.

Cash flows from financing activities resulted in a decrease of ¥24,787 million (a decrease of ¥26,381 million from the previous business year), principally due to redemption of ¥20,000 million of bonds and no new long-term loans, which were obtained in the previous business year.

Note: Free cash flows (the aggregate of cash flows from operating activities and cash flows from investing activities) for the business year under review decreased ¥22,993 million to account for a decrease of ¥5,526 million.

4. CONSOLIDATED FINANCIAL STATEMENTS, etc.

(1) Consolidated Balance Sheet

(million yen)

	Consolidated business year ended March 31, 2002 (as of March 31, 2002)	Consolidated business year ended March 31, 2001 (as of March 31, 2001)	Increase or decrease
ASSETS:			
Current assets:	353,183	374,872	(-) 21,689
Cash and deposits	100,986	100,144	842
Trade notes and trade accounts receivable	96,084	89,990	6,094
Securities	34,997	36,483	(-) 1,486
Inventory	83,062	110,240	(-) 27,178
Deferred tax assets	20,961	20,158	803
Other assets	20,181	19,964	217
Allowance for doubtful accounts	(-) 3,088	(-) 2,107	(-) 981
Fixed assets:	208,895	209,231	(-) 336
Tangible fixed assets:	81,888	81,639	249
Buildings and structures	32,542	31,855	687
Machinery and equipment and motor vehicles	9,903	8,948	955
Tools, furniture and fixtures	24,156	25,456	(-) 1,300
Lands	15,039	15,084	(-) 45
Construction in progress	248	296	(-) 48
Intangible fixed assets:	4,439	2,443	1,996
Investments and other fixed assets:	122,568	125,149	(-) 2,581
Investment securities	62,713	71,016	(-) 8,303
Equity participation	28,821	31,582	(-) 2,761
Deferred tax assets	13,592	8,477	5,115
Other fixed assets	17,903	14,455	3,448
Allowance for doubtful accounts	(-) 461	(-) 381	(-) 80
TOTAL ASSETS	562,078	584,103	(-) 22,025

(million yen)

	Consolidated business year ended March 31, 2002 (as of March 31, 2002)	Consolidated business year ended March 31, 2001 (as of March 31, 2001)	Increase or decrease
LIABILITIES:	238,404	250,585	(-) 12,181
Current liabilities:	55,991	71,535	(-) 15,544
Trade notes and trade accounts payable	80,229	79,030	1,199
Short-term loans payable	25,000	20,000	5,000
Bonds redeemable within one year	39,591	38,845	746
Accrued expenses payable	10,250	7,729	2,521
Accrued warranty cost	3,836	3,600	236
Other current liabilities	23,507	29,846	(-) 6,339
Fixed liabilities:	119,852	139,383	(-) 19,531
Bonds	65,000	90,000	(-) 25,000
Long-term loans payable	38,347	38,149	198
Reserve for retirement and severance benefits	10,169	6,613	3,556
Allowance for officers' retirement gratuities	1,118	1,281	(-) 163
Other fixed liabilities	5,218	3,340	1,878
TOTAL LIABILITIES	358,256	389,968	(-) 31,712
MINORITY INTERESTS:	2,275	1,906	369
Capital:	40,833	40,833	-
Capital reserve:	65,528	65,528	-
Consolidated retained earnings:	99,032	92,297	6,735
Revaluation difference of other securities:	(-) 214	(-) 204	(-) 10
Foreign exchange translation adjustment:	(-) 3,536	(-) 6,220	2,684
Treasury stock:	(-) 96	(-) 5	(-) 91
TOTAL SHAREHOLDERS' EQUITY	201,547	192,229	9,318
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	562,078	584,103	(-) 22,025

(2) Consolidated Statement of Income and Retained Earnings

	Consolidated business year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)		Consolidated business year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)		Increase or decrease	
	(million yen)	%	(million yen)	%	(million yen)	%
Net sales	528,415	100	466,704	100	61,711	13.2
Cost of sales	308,637	58.4	271,444	58.2	37,193	13.7
Gross profit on sales	219,778	41.6	195,260	41.8	24,518	12.6
Selling, general and administrative expenses	177,495	33.6	159,764	37.3	17,731	11.1
Operating income	42,283	8.0	35,496	7.6	6,787	19.1
Non-operating income	5,186	1.0	5,052	1.1	134	2.7
Interest received	963		1,145		(-) 182	
Other income	4,223		3,907		316	
Non-operating expenses	16,034	3.1	17,859	3.8	(-) 1,825	(-) 10.2
Interest paid	8,300		8,905		(-) 605	
Other expenses	7,734		8,954		(-) 1,220	
Ordinary income	31,435	5.9	22,689	4.9	8,746	38.5
Special income:	102	0.0	-	-	102	-
Income from sale of fixed assets	102		-		102	
Special loss:	11,021	2.0	908	0.2	10,113	1,113.8
Revaluation loss of investment securities	8,216		417		7,799	
Revaluation loss of equity participation	2,715		-		2,715	
Loss from disposition of affiliated companies	-		491		(-) 491	
Loss from sale of investment securities	90		-		90	
Income before tax for the year	20,516	3.9	21,781	4.7	(-) 1,265	(-) 5.8
Corporate income taxes, inhabitant taxes and enterprise taxes	15,238	2.9	9,149	2.0	6,089	
Prior year corporate income taxes, inhabitant taxes and enterprise taxes	-	-	426	0.1	(-) 426	
Adjustment to corporate income taxes, etc.	(-) 5,075	(-) 0.9	250	0.1	(-) 5,325	
Minority interests	74	0.0	169	0.0	(-) 95	(-) 56.2

	Consolidated business year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)		Consolidated business year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)		Increase or decrease	
	(million yen)	%	(million yen)	%	(million yen)	%
Net income for the year	10,279	1.9	11,787	2.5	(-) 1,508	(-) 12.8
Balance of consolidated retained earnings at beginning of year	92,297		83,986			
Increase or decrease in consolidated retained earnings (decrease: -)	(-) 3,544		(-) 3,476			
Balance of consolidated retained earnings at end of year	99,032		92,297			

(3) Consolidated Statements of Cash Flows

(million yen)

	Consolidated business year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)	Consolidated business year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)	Increase or decrease
I. Cash flows from operating activities			
1. Income before tax for the year	20,516	21,781	(-) 1,265
2. Depreciation	23,700	18,247	5,453
3. Increase in allowance for employee retirement benefits	3,282	-	3,282
4. Interest and dividend income	(-) 1,424	(-) 1,585	161
5. Interest expenses	8,300	8,905	(-) 605
6. Income from equity participation	-	(-) 899	899
7. Revaluation loss of investment securities	8,216	417	7,799
8. Valuation loss of equity participation	2,715	-	2,715
9. Loss from disposition of affiliated companies	-	491	(-) 491
10. Increase in trade accounts receivable	(-) 2,722	(-) 1,075	(-) 1,647
11. Decrease (increase) in inventory	30,626	(-) 24,843	55,469
12. Increase (decrease) in trade accounts payable	(-) 19,653	802	(-) 20,455
13. Increase (decrease) in accounts payable	(-) 3,377	7,871	(-) 11,248
14. Other operating activities	802	10,769	(-) 9,967
Subtotal	70,981	40,881	30,100
15. Interest and dividends received	1,618	2,215	(-) 597
16. Interest paid	(-) 9,097	(-) 8,376	(-) 721
17. Corporate income taxes, etc. paid	(-) 12,895	(-) 5,416	(-) 7,479
Net cash (used in) provided by operating activities	50,607	29,304	21,303
II. Cash flows from investing activities			
1. Placing of time deposits	(-) 45,297	(-) 15,069	(-) 30,228
2. Withdrawal of time deposits	15,062	31,224	(-) 16,162
3. Expenditure on acquisition of securities	(-) 69,997	(-) 89,920	19,923
4. Gain on sale of securities	71,264	57,260	14,004
5. Net gain on loans (mainly repurchase agreements)	-	34,822	(-) 34,822
6. Expenditure on acquisition of tangible fixed assets, etc.	(-) 25,162	(-) 21,499	(-) 3,663
7. Expenditure on acquisition of investment securities	(-) 2,061	(-) 10,733	8,972
8. Gain on sale of investment securities	1,095	2,704	(-) 1,609
9. Expenditure on acquisition of shares of subsidiaries upon change in the scope of consolidation	(-) 862	(-) 336	(-) 526

	Consolidated business year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)	Consolidated business year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)	Increase or decrease
10. Expenditure on acquisition of additional shares of consolidated subsidiaries	(-) 328	-	(-) 328
11. Other investing activities	153	(-) 290	443
Net cash (used in) provided by investing activities	(-) 56,133	(-) 11,837	(-) 44,296
III. Cash flows from financing activities			
1. Net decrease in short-term loans payable	(-) 1,162	(-) 1,611	449
2. Gain from long-term loans payable	30	30,725	(-) 30,695
3. Expenditure on repayment of long-term loans payable	(-) 102	(-) 11,072	10,970
4. Expenditure on redemption of bonds	(-) 20,000	(-) 13,185	(-) 6,815
5. Gain on payment from minority shareholders	338	196	142
6. Dividends paid	(-) 3,438	(-) 3,438	-
7. Dividends paid to minority shareholders	(-) 24	(-) 22	(-) 2
8. Other financing activities	(-) 429	1	(-) 430
Net cash (used in) provided by financing activities	(-) 24,787	1,594	(-) 26,381
IV. Translation gain/loss related to cash and cash equivalents	907	1,354	(-) 447
V. Net increase (decrease) in cash and cash equivalents	(-) 29,406	20,415	(-) 49,821
VI. Cash and cash equivalents at beginning of year	84,751	64,032	20,719
VII. Cash and cash equivalents of newly consolidated subsidiaries at beginning of year	-	304	(-) 304
VIII. Cash and cash equivalents at end of year	55,345	84,751	(-) 29,406

(Translation omitted hereinafter)

- END -

(Translation)

May 20, 2002

BRIEF ANNOUNCEMENT OF NON-CONSOLIDATED SETTLEMENT OF ACCOUNTS FOR THE BUSINESS YEAR ENDED MARCH 31, 2002

Name of listed company:	Olympus Optical Co., Ltd.
Listing exchange:	Tokyo Stock Exchange Osaka Securities Exchange
Code number:	7733
Location of head office:	Tokyo
Inquiries to be directed to:	Kazuhiro Watanabe General Manager of Accounting Dept. Tel. (03) 3340-2151
Date of meeting of the Board of Directors concerning settlement of accounts:	May 20, 2002
Date of ordinary general meeting of shareholders:	June 27 2002
Interim dividend system:	Yes
Adoption of unit-of-shares system:	Yes (One unit: 1,000 shares)

1. Non-consolidated business results for the business year ended March 31, 2002 (April 1, 2001 through March 31, 2002):

(1) Operating results:

(Note) Figures are stated by discarding fractions of one million yen.

	Business year ended March 31, 2002	Business year ended March 31, 2001
Net sales	¥328,268 million (4.9%)	¥312,931 million (12.0%)
Operating income	¥20,287 million (17.2%)	¥17,303 million (31.3%)
Ordinary income	¥17,755 million (43.8%)	¥12,344 million (56.5%)
Net income	¥5,062 million (- 32.6%)	¥7,507 million (- %)
Net income per share	¥19.14	¥28.39
Fully diluted earnings per share	¥ -	¥ -
Percentage of net income to shareholders' equity	2.8%	4.1%
Percentage of ordinary income to total capital	4.9%	3.3%
Percentage of ordinary income to net sales	5.4%	3.9%

(Notes)

1) Average of the total number of shares issued and outstanding during the year:

Business year ended March 31, 2002: 264,453,721 shares

Business year ended March 31, 2001: 264,472,608 shares

2) Changes in accounting methods: None

3) The percentages in the items of net sales, operating income, ordinary income and net income indicate the rates of increase or decrease from the previous business year.

(2) State of dividends:

	Business year ended March 31, 2002	Business year ended March 31, 2001
Annual dividend per share	¥13.00	¥13.00
(interim dividend)	¥6.50	¥6.50
(year-end dividend)	¥6.50	¥6.50
Total amount of dividends (for the year)	¥3,437 million	¥3,438 million
Pay-out ratio	67.9%	45.8%
Ratio of dividends to shareholders' equity	1.9%	1.9%

(Note) Breakdown of the year-end dividend for the year ended March 31, 2002:

Commemorative dividend	-
Special dividend	-

(3) Financial condition:

	Business year ended March 31, 2002	Business year ended March 31, 2001
Total assets	¥340,520 million	¥384,035 million
Shareholders' equity	¥183,691 million	¥183,327 million
Ratio of shareholders' equity to total liabilities and shareholders' equity	53.9%	47.7%
Shareholders' equity per share	¥694.70	¥693.18

(Notes) 1. Total number of shares issued and outstanding at the end of the year:

Business year ended March 31, 2002:	264,418,867 shares
Business year ended March 31, 2001:	264,472,608 shares

2. Number of shares of treasury stock at the end of the year:

Business year ended March 31, 2002:	53,741 shares

2. Forecast of non-consolidated operating results for the business year ending March 31, 2003 (April 1, 2002 through March 31, 2003):

	Interim	Full-year
Net sales	¥165,000 million	¥360,000 million
Ordinary income	¥9,000 million	¥26,000 million
Net income	¥5,000 million	¥15,000 million
Annual dividend per share	¥6.50	-
(interim dividend)	-	¥6.50
(year-end dividend)	-	¥13.00

(Reference) Forecast of net income per share (full-year) ¥56.73

* The forecast is based on the assumptions, outlooks and plans in the future as of the date hereof. The actual results may differ substantially from the above-listed figures due to risks and uncertain factors concerning changes in the world economy, competition, foreign exchanges, etc.

11. NON-CONSOLIDATED FINANCIAL STATEMENTS, ETC.

(1) Non-Consolidated Balance Sheet

	Non-consolidated business year ended March 31, 2002 (as of March 31, 2002)		Non-consolidated business year ended March 31, 2001 (as of March 31, 2001)		Increase or decrease
ASSETS:	(million yen)	%	(million yen)	%	(million yen)
Current assets:	197,891	58.1	233,107	60.7	(-) 35,216
Cash and deposits	70,733		72,311		(-) 1,578
Trade notes receivable	692		594		97
Trade accounts receivable	42,818		50,227		(-) 7,408
Securities	34,996		36,483		(-) 1,486
Finished goods	19,255		34,821		(-) 15,566
Materials	1,449		2,906		(-) 1,456
Goods in process	10,405		14,120		(-) 3,715
Accounts receivable - other	4,278		10,199		(-) 5,921
Deferred tax assets	9,817		8,425		1,392
Other current assets	3,589		3,289		299
Allowance for doubtful accounts	(-) 146		(-) 273		127
Fixed assets:	142,629	41.9	150,928	39.3	(-) 8,298
Tangible fixed assets:	47,531	14.0	52,302	13.6	(-) 4,771
Buildings	16,886		18,166		(-) 1,279
Structures	849		907		(-) 57
Machinery and equipment	6,068		6,245		(-) 176
Motor vehicles	22		16		6
Tools, furniture and fixtures	8,338		11,242		(-) 2,903
Land	15,290		15,464		(-) 173
Construction in progress	74		260		(-) 185
Intangible fixed assets:	1,679	0.5	822	0.2	857
Patents	661		468		192
Trademark rights	64		80		(-) 16
Software	674		161		513
Software suspense account	230		59		171
Utility rights	49		52		(-) 2
Investments, etc.:	93,418	27.4	97,804	25.5	(-) 4,385
Investment securities	29,678		35,247		(-) 5,568
Capital stocks of subsidiaries	16,212		18,098		(-) 1,885
Equity participation	28,026		30,924		(-) 2,898

Equity participation in subsidiaries	4,974		4,974		-
Long-term loans receivable	1,592		1,574		17
Deferred tax assets	10,517		4,692		5,824
Other investments, etc.	2,763		2,639		124
Allowance for doubtful accounts	(-) 346		(-) 347		1
TOTAL ASSETS	380,520	100	384,035	100	(-) 43,514

	Non-consolidated business year ended March 31, 2002 (as of March 31, 2002)		Non-consolidated business year ended March 31, 2001 (as of March 31, 2001)		Increase or decrease
LIABILITIES:	(million yen)	%	(million yen)	%	(million yen)
Current liabilities:	88,344	25.9	124,057	32.3	(-) 35,713
Trade notes payable	4,505		6,222		(-) 1,717
Trade accounts payable	36,123		56,737		(-) 20,613
Short-term loans payable	1,400		1,400		-
Bonds redeemable within one year	10,000		20,000		(-) 10,000
Accounts payable - others	9,683		13,221		(-) 3,537
Accrued expenses payable	16,471		19,249		(-) 2,778
Accrued corporate income taxes	7,084		2,678		4,405
Accrued warranty cost	987		1,011		(-) 24
Others current liabilities	2,089		3,536		(-) 1,446
Fixed liabilities:	68,484	20.2	76,650	20.0	(-) 8,165
Bonds	65,000		75,000		(-) 10,000
Long-term deposit	34		33		1
Allowance for employee retirement benefits	2,408		389		2,019
Allowance for officers' retirement gratuities	1,041		1,227		(-) 186
TOTAL LIABILITIES	156,829	46.1	200,708	52.3	(-) 43,878
Capital	40,832	12.0	40,832	10.6	--
Legal reserve:	72,029	21.1	71,851	18.7	178
Capital reserve	65,528		65,528		-
Earned reserve	6,501		6,323		178
Surplus	71,262	20.9	69,876	18.2	1,385
Reserve for interim dividends	4,700		4,700		-
Reserve for product development	4,000		4,000		-
Reserve for special depreciation	45		37		8
Reserve for advanced depreciation	2,922		3,083		(-) 161
General reserve	51,821		50,121		1,700
Unappropriated retained earnings for the year	7,772		7,933		(-) 160
Net income for the year	5,062		7,507		(-) 2,445
Revaluation difference of other securities	(-) 337	(-) 0.1	767	0.2	(-) 1,104
Treasury Stock	(-) 95	(-) 0.0	-	-	(-) 95
TOTAL SHAREHOLDERS' EQUITY	183,691	53.9	183,327	47.7	363
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	340,520		384,035	100	(-) 43,514

(2) Non-Consolidated Statement of Income

	Non-consolidated business year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)		Non-consolidated business year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)		Increase or decrease	
Ordinary Income and Loss	(million yen)	%	(million yen)	%	(million yen)	%
Operating income and loss:						
Net sales	328,268	100	312,931	100	15,336	4.9
Cost of sales	244,194	74.4	232,772	74.4	11,422	4.9
Selling, general and administrative expenses	63,786	19.4	62,855	20.1	930	1.5
Operating income	**20,287**	**6.2**	**17,303**	**5.5**	**2,983**	**17.2**
Non-operating income and loss:	4,966	**1.5**	5,518	1.8	(-) 552	(-) 10.0
Non-operating income						
Interest received, dividends received	743		1,007			
Other non-operating income	4,223		4,510			
Non-operating expenses	7,497	**2.3**	10,477	3.4	(-) 2,979	(-) 28.4
Interest paid	2,525		2,996			
Other non-operating expenses	4,972		7,480			
Ordinary income	**17,755**	**5.4**	**12,344**	**3.9**	**5,410**	**43.8**
Special income and loss:						
Special income	120	0.0	671	0.2	(-) 550	(-) 82.1
Income from sale of capital stocks of affiliated companies	-		375			
Transfer to allowance for doubtful accounts	114		296			
Income from sales of fixed assets	4		-			
Income from sales of investment securities	0		-			
Special loss	9,568	2.9	717	0.2	8,851	1,234.4
Revaluation loss of investment securities	4,730		417			
Revaluation loss of capital stocks of affiliated companies	1,945		-			
Revaluation loss of equity participation	2,714		-			
Loss from sales of investment	90		-			
securities	86		-			
Loss from sales of fixed assets	-		300			
Amount transferred to reserve for investment revaluation						
Income before tax for the year	**8,307**	**2.5**	**12,298**	**3.9**	**(-) 3,991**	**(-) 32.5**
Corporate income taxes, inhabitant taxes and enterprise taxes	9,670	2.9	2,900	0.9	6,770	233.4
Adjustment to corporate income taxes, etc.	(-) 6,424	(-) 1.9	1,891	0.6	(-) 8,316	-
Net income for the year	**5,062**	**1.5**	**7,507**	**2.4**	**(-) 2,445**	**(-) 32.6**
Retained earnings brought forward from the previous year	4,429		2,316			
Interim dividends	1,719		1,719			
Transfer to earned reserve	-		171			
Unappropriated retained earnings for the year	**7,772**		**7,933**			

(3) Proposed Appropriation of Retained Earnings

(million yen)

	Non-consolidated business year ended March 31, 2002	Non-consolidated business year ended March 31, 2001	Increase or decrease
Unappropriated retained earnings at the end of year	7,772	7,933	(-) 160
Reversal of voluntary reserve			
Reversal of reserve for advanced depreciation	149	161	(-) 11
Total:	7,922	8,094	(-) 172
The above retained earnings are to be appropriated as follows:			
Earned reserve	-	178	(-) 178
Dividends to shareholders (ordinary dividend per share)	1,718 (¥6.50)	1,719 (¥6.50)	(-) 0
Bonus to Directors	45	60	(-) 15
Reserve for special depreciation	0	8	(-) 8
General reserve	1,700	1,700	-
Total:	3,463	3,665	(-) 201
Retained earnings brought forward to the next year	4,458	4,429	28

(Translation omitted hereinafter)

- END -

平成 14年 3月期　決算短信(連結)　　平成 14年 5月 20日

上場会社名　オリンパス光学工業株式会社　　上場取引所 東 大
コード番号　7733　　本社所在都道府県
(URL http://www.olympus.co.jp/)　　東京都
問合せ先 責任者役職名　経理部長
氏　名　渡辺 和弘　　TEL (03) 3340 - 2151
決算取締役会開催日　平成 14年 5月 20日
米国会計基準採用の有無　無

1. 14年 3月期の連結業績(平成 13年 4月 1日 ～ 平成 14年 3月 31日)

(1)連結経営成績　　百万円未満の端数は四捨五入

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
14年 3月期	528,415	13.2	42,283	19.1	31,435	38.5
13年 3月期	466,704	8.9	35,496	17.8	22,689	9.2

	当期純利益		1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	売上高経常利益率
	百万円	%	円 銭	円 銭	%	%	%
14年 3月期	10,279	△ 12.8	38.87	-	5.2	5.5	5.9
13年 3月期	11,787	533.7	44.57	-	6.2	4.1	4.9

(注)①持分法投資損益　14年 3月期　376 百万円　13年 3月期　311 百万円
②期中平均株式数(連結)　14年 3月期　264,453,721 株　13年 3月期　264,464,718 株
③会計処理の方法の変更　有
④売上高、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2)連結財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
14年 3月期	562,078	201,547	35.9	762.23
13年 3月期	584,103	192,229	32.9	726.85

(注)期末発行済株式数(連結)　14年 3月期　264,418,867 株　13年 3月期　264,470,061 株

(3)連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
14年 3月期	50,607	△ 56,133	△ 24,787	55,345
13年 3月期	29,304	△ 11,837	1,594	84,751

(4)連結範囲及び持分法の適用に関する事項
連結子会社数 68社　持分法適用非連結子会社数 3社　持分法適用関連会社数 3社

(5)連結範囲及び持分法の適用の異動状況
連結(新規) 6社 (除外) 2社　持分法(新規) 0社 (除外) 0社

2. 15年 3月期の連結業績予想(平成 14年 4月 1日 ～ 平成 15年 3月 31日)

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
中間期	254,000	13,000	7,000
通期	562,000	37,000	20,000

(参考)1株当たり予想当期純利益(通期) 75円 64銭

※ 上記の予想には、本資料の発表日現在の将来に関する前提・見通し・計画に基づく予測が含まれております。世界経済・競合状況・為替の変動等にかかわるリスクや不確定要因により実際の業績が記載の予想数値と大幅に異なる可能性があります。

なお、上記業績予想に関する事項は、添付資料7ページを参照して下さい。

1.企業集団の状況

当グループは、オリンパス光学工業株式会社(当社)、子会社71社及び関連会社4社で構成されており、映像、医療、産業及びその他製品の製造販売を主な事業とし、さらに各事業に関連する持株会社及び金融投資等の事業活動を展開しております。

企業集団の事業内容と各事業に係る位置づけ並びに事業の種類別セグメントとの関連は次のとおりであります。

事業区分については、平成13年4月に経営組織を変更し社内カンパニー制を導入したことに伴い、当連結会計年度より所管カンパニー及びセンターの区分に基づくよう変更しております。

下記の4区分については、事業の種類別セグメントにおける映像、医療、産業及びその他にそれぞれ対応しております。共通部門については、これら4区分に関して付随する事業を行っております。

区　分	主要製品及び事業の内容	主要な会社名
映像	カメラ、デジタルカメラ、録音機	当社 (連結子会社) オリンパスプロマーケティング(株)、オリンパス光電子(株)、大町オリンパス(株)、坂城オリンパス(株)、 Olympus America Inc.、Olympus Optical Co.(Europa) GmbH、Olympus Optical Co. (U.K.) Ltd.、Olympus France S.A.、Olympus Hong Kong and China Limited、Olympus (Shenzhen) Industrial Ltd.
医療	医療用内視鏡、 血液分析機、生物顕微鏡	当社 (連結子会社) オリンパスプロマーケティング(株)、ケイエスオリンパス(株)、オリンパス光電子(株)、白河オリンパス(株)、三島オリンパス(株)、 Olympus America Inc.、Olympus Optical Co.(Europa) GmbH、Olympus Winter&Ibe GmbH、KeyMed(Medical & Industrial Equipment) Ltd.、Olympus France S.A.、Olympus Singapore Pte.Ltd.
産業	工業顕微鏡、工業用内視鏡、 プリンタ、光磁気ディスク装置、 バーコードスキャナ、測定機	当社 (連結子会社) オリンパスプロマーケティング(株)、ケイエスオリンパス(株)、(株)岡谷オリンパス、坂城オリンパス(株)、 Olympus America Inc.、Olympus Optical Co.(Europa) GmbH、KeyMed(Medical & Industrial Equipment) Ltd.、Olympus Optical Co. (U.K.) Ltd.、Olympus France S.A.、Olympus Singapore Pte .Ltd.
その他	システム開発、 遺伝子受託解析サービス	当社 (連結子会社) オリンパスシステムズ(株)、(株)オリンパス綜合サービス、(株)ノバスジーン
共通	持株会社、金融投資	Olympus USA Incorporated、Olympus Corporation of America、Olympus Asian Pacific Limited、Olympus Asset Management Limited、Olympus (U.K.) Ltd.

大町オリンパス(株)と坂城オリンパス(株)は平成14年4月1日付で合併し、オリンパスオプトテクノロジー(株)となっております。

前頁に述べた当グループの概略図は、次の通りであります。

外部顧客

↑

販売会社

国内
<子会社>
*オリンパスプロマーケティング(株)
*ケイエスオリンパス(株)
*(株)オリンパス エー・ヴィ・エス
<関連会社>
**(株)アダチ

アジア
<子会社>
*Olympus Singapore Pte. Ltd. (シンガポール)
*Olympus (Thailand) Company Limited (タイ)
*Olympus (Malaysia) SDN BHD (マレーシア)
*Olympus Technologies Singapore Pte. Ltd. (シンガポール)
*Olympus Australia Pty Ltd. (オーストラリア)
*Olympus New Zealand Limited. (ニュージーランド)
*Olympus Korea Co., Ltd. (韓国)
*Olympus (China) Investment Co., Ltd. (中国)
<関連会社>
Olympus (India) Private Ltd. (インド)

欧州
<子会社>
*Olympus Optical Co. (Europa) GmbH (ドイツ)
*Olympus Winter & Ibe GmbH (ドイツ)
*Olympus Optical Co. (U.K.) Ltd. (英国)
*KeyMed (Medical & Industrial Equipment) Ltd. (英国)
*KeyMed Ireland Ltd. (アイルランド)
*Olympus France S.A. (フランス)
*Olympus Diagnostica GmbH (ドイツ)
*Olympus Austria Ges.m.b.H (オーストリア)
*Olympus Optical AB (スウェーデン)
*Olympus Optical (Schweiz) AG (スイス)
*Olympus d.o.o. za trgovinu (クロアチア)
*Olympus C&S, spol. s.r.o. (チェコ)
*Olympus Danmark A/S (デンマーク)
*Olympus Norge A/S (ノルウェー)
*Olympus Italia S.r.l. (イタリア)
*Olympus Optical Polska Sp. z.o.o. (ポーランド)
*Olympus Hungary Kft. (ハンガリー)
*Olympus Spain S.A. (スペイン)
*Olympus Technicas S.A. (スペイン)
*Olympus Optical Portugal S.A. (ポルトガル)
*Olympus Finland OY (フィンランド)
**Olympus Moscow Limited Liability Company (ロシア)
<関連会社>
**Olympus Nederland B.V. (オランダ)

北米
<子会社>
*Olympus America Inc. (米国)
*Olympus Industrial America Inc. (米国)
*Olympus Integrated Technologies America Inc. (米国)

↑

(当社) オリンパス光学工業株式会社

↕

国内製造会社

映像
<子会社>
*東京金属(株)
*オリンパス光電子(株)
*大町オリンパス(株)
*坂城オリンパス(株)
*(株)東京金属協和工場

医療
<子会社>
*オリンパス光電子(株)
*白河オリンパス(株)
*三島オリンパス(株)
*(株)オリンパスエンジニアリング
<関連会社>
**(株)オプノテック

産業
<子会社>
*坂城オリンパス(株)
*(株)岡谷オリンパス

国内システム開発会社
<子会社>
*オリンパスシステムズ(株)

国内運送会社
<子会社>
*オリンパスロジテックス(株)

国内サービス会社
<子会社>
*オリンパステクニカルサービス(株)
*(株)オリンパス綜合サービス
*(株)オリンパスメディカルエンジニアリング
*オリンパスリース(株)
*(株)ノバスジーン

海外製造会社

映像
<子会社>
*Olympus Hong Kong and China Limited (香港)
*Olympus (Shenzhen) Industrial Ltd. (中国)
*Olympus Taiwan Co. Ltd. (台湾)
*Olympus Beijing Industry & Technology Limited (中国)
**北京北照奥林巴斯光学有限公司 (中国)

医療
<子会社>
*Olympus Winter & Ibe GmbH (ドイツ)
*Olympus Diagnostica GmbH (ドイツ)
*KeyMed (Medical & Industrial Equipment) Ltd. (英国)
*Algram Group Limited (英国)

産業
<子会社>
*Olympus Technologies Singapore Pte. Ltd. (シンガポール)
*KeyMed (Medical & Industrial Equipment) Ltd. (英国)

海外持株会社
<子会社>
*Olympus USA Incorporated (米国)
*Olympus Corporation of America (米国)
*Olympus (U.K.) Ltd. (英国)
*Olympus Asian Pacific Limited (香港)

海外システム開発会社
<子会社>
*Olympus Software Europe GmbH (ドイツ)
*Olympus Bio Systems GmbH (ドイツ)

海外金融会社
<子会社>
*Olympus Asset Management Limited (香港)

海外サービス会社
<子会社>
*Olympus Endo-Repair Europe GmbH (ドイツ)
*Olympus Medical Care (Hungary) Kft. Medical Service Limited Liability Company (ハンガリー)
*Olympus Endoterapia Sp. z.o.o. (ポーランド)
*Olympus trgovina d.o.o. (スロヴェニア)
*Olympus de Mexico S. A. de c. v. (メキシコ)
**奥林巴斯貿易(上海)有限公司 (中国)

*印は連結子会社
**印は持分法適用会社を示す。

【凡例】
——→ 製品の供給
-----→ 製造用部品の供給

2. 経　営　方　針

1. 経営の基本方針

当社は、平成6年に経営ビジョン「FOCUS 21」を定め、社会と価値観を共有しながら、事業を通して新しい価値を提案し、人々の健康と幸せな生活を実現する「価値創造企業」となることを目指して活動しています。

2. 利益配分に関する基本方針

当社は、株主各位に安定的な成果配分を行うことを基本方針としており、業績および将来の見通しのほか、ブランド力の強化、収益力の向上による経営基盤の充実のための新技術・製品の開発、製造機能の合理化等への投資等も勘案して、配当原資に余裕がある限り、株主各位への利益還元に努めております。

なお、内部留保資金については、「選択と集中」によって、デジタルカメラをはじめ外科、処置具、超音波などの内視鏡周辺分野、遺伝子関連商品、半導体関連検査装置などの成長事業へ重点的に配分し、新しい事業の核の確立に努めてまいる所存であります。

3. 投資単位の引下げに関する考え方及び方針等

当社は、個人株主の市場参加が株式市場の活性化につながるものとの理解に立ち、ホームページや営業報告書での情報開示の充実を行うなどの対応を続けてまいりました。投資単位の引下げは相当のコストを要することなどから、今後慎重に検討してまいる所存であります。

4. 中長期的な経営戦略

当社は、平成14年度を初年度とする当社の5年後のあるべき姿を定めた新中長期計画「02経営基本計画」において、「企業価値の最大化」のために「成長性の追及」「収益性の追及」および「ブランド力の強化」を図るべく、次の5項目に重点を置いて経営を進めてまいります。

(1)バランスのとれた利益体質の確立

映像部門および産業部門の収益体質の改善により、映像、医療、産業の各部門がバランスよく収益をあげることを目指してまいります。

(2)デジタルカメラ事業の利益体質の確立

競争の激化と低価格化の中で採算が悪化しているデジタルカメラ事業の利益体質を確立するため、研究開発、製造、販売の組織の一元化および拠点立地の最適化を推進してまいります。

(3)新事業の確実な創成

ゲノム事業を中心として新事業の創成のために戦略的・集中的に投資を行ってまいります。

(4)もの造り革新の推進

知的集約型「もの造り会社」への転換を図るべく、世界に通用するコアコンピタンスの確立に努めてまいります。

(5)ブランド力の強化

ブランド力を重要な企業資産と位置付け、製品やサービスの提供をはじめ企業活動全般を通じた当社に対する信頼の獲得により、企業価値向上のためのブランド力の強化に努めてまいります。

5. 会社の経営管理組織の整備等

企業価値最大化に向け、全従業員の意識改革を図り、経営スピードと経営効率を高めるため、カンパニー制導入と取締役会改革を骨子とする経営構造の改革を実施いたしました。平成13年4月には事業部門を顧客視点で市場セグメントに対応した3つのカンパニーに、スタッフ部門を2つのセンターに再編し、カンパニーの自主自立とセンターのサポート体制を強化いたしました。また、同年6月には経営意思決定および監督機能と業務執行機能を分けて経営のスピードアップと責任の明確化を図るために、取締役会の改革と執行役員制の導入を行いました。

3. 経営成績及び財政状態

I. 経営成績

1. 当期の概況

(単位: 百万円)

	売上高	営業利益	経常利益	当期純利益	1株当たり当期純利益(円)
平成14年3月期	528,415	42,283	31,435	10,279	38.87
平成13年3月期	466,704	35,496	22,689	11,787	44.57
増減率	13.2%	19.1%	38.5%	△12.8%	—

当期の業績全般の概況

当期の経済環境は、米国に端を発したITバブルの崩壊を引き金に世界同時不況の様相を呈し、企業経営にとりましては厳しい環境になりました。一方、国内においては、不良債権問題や雇用不安を背景として個人消費が停滞し、企業の設備投資も減少するなど、景気回復の兆しは見られませんでした。また、為替相場は対ドル、対ユーロとも前期に比べて円安に推移し、期中の平均為替レートは、1ドル＝125円、 1ユーロ＝111円となりました。

このような経営環境のもと、当社はグループ各社との連携を密に行い、既存事業においては、新しい技術によって付加価値を高め、コア商品の周辺事業を拡大するとともに、経営資源を重点配分することにより、新たな核となる新規事業の創成に努めてまいりました。デジタルカメラは当期連結売上高の4分の1を超える約1,400億円を売り上げるまでに成長いたしました。

当期の連結売上高は、デジタルカメラの成長に加えて、医療部門が海外で大きく売上を伸ばしたことから、前期に比べ617億11百万円増の5,284億15百万円(前期比13.2%増)となり、8期連続の増収となりました。

一方、利益面では、製品構成の変化による原価率の悪化や経費の増加はありましたが、売上増と円安による増益効果で、営業利益は422億83百万円(前期比19.1%増)、経常利益は314億35百万円(前期比38.5%増)と過去最高益を更新しました。しかしながら、株式市況下落による投資有価証券および出資金の評価損等110億21百万円を特別損失として計上したことにより、当期純利益は102億79百万円(前期比12.8%減)となりました。

部門別の状況

(単位: 百万円、%)

	売上高			営業利益		
	当期	前期	増減率	当期	前期	増減
映像	208,447	183,664	13.5	△6,788	△279	△6,509
医療	254,943	213,509	19.4	57,238	42,315	14,923
産業	55,833	58,025	△3.8	507	1,042	△535
その他	9,192	11,506	△20.1	△2,759	△2,838	79
小計	528,415	466,704	13.2	48,198	40,240	7,958
消去又は全社	-	-	-	△5,915	△4,744	△1,171
連結計	528,415	466,704	13.2	42,283	35,496	6,787

(注) 1. 売上高の増減率は、%で表示しています。

2. 部門の区分については、平成13年4月に経営組織を変更し社内カンパニー制を導入したことに伴い、当期より所管カンパニーおよびセンターの区分に基づくよう変更いたしました。前期実績も比較のため、当期と同一の基準で集計しております。

映像部門

映像部門の連結売上高は2,084億47百万円（前期比13.5％増）、営業損失は67億88百万円となりました。デジタルカメラでは、光学式10倍ズームレンズを搭載した「キャメディアC－700Ultra Zoom」や400万画素CCDを搭載した小型コンパクト3倍ズーム機能を持つ「キャメディアC－40 Zoom」などを発売して順調に売上を伸ばしました。一方、コンパクトカメラでは、「μ[mju:]（ミュー）」シリーズの新製品を発売し需要の喚起に努め、同シリーズの累計出荷台数が2000万台に達しましたが、市場規模縮小の影響をカバーしきれず減収となりました。また、録音機はデジタルレコーダーの販売が好調で売上を伸ばしました。また、利益面では、競争激化による低価格化が進んだことにより、営業損失を計上いたしました。

医療部門

医療部門の連結売上高は2,549億43百万円（前期比19.4％増）、営業利益は572億38百万円（前期比35.3％増）となりました。医療用内視鏡では、「診断から治療まで」のトータルな医療サポートを行い、メンテナンス等を含むパッケージ販売により更新需要を喚起してまいりました。内視鏡ビデオシステム「EVIS EXERA」や大腸スコープが特に米国で売上を伸ばし、周辺分野においても、外科内視鏡、超音波内視鏡および処置具が好調に推移しました。生物顕微鏡は欧州の研究・教育市場が好調であったことなどから、海外を中心に売上を伸ばしました。血液分析機では、欧州において分析装置に試薬・消耗品を組み合わせて供給し検査数に応じて収入を得る「システムビジネス」を展開したことにより、売上を伸ばしました。営業利益は売上増および経費節減の効果により前期に比べ大幅な増益となりました。

産業部門

産業部門の連結売上高は558億33百万円（前期比3.8％減）、営業利益は5億7百万円（前期比51.3％減）となりました。工業用内視鏡は、新製品のビデオスコープシステム「IPLEX」の販売が好調であり、インターネットを通じた製品紹介の取り組みも効を奏しました。携帯情報端末(ハンディターミナル)も米国の業務提携先向けの販売が好調で売上を伸ばしました。一方、工業顕微鏡は工業市場全般にわたる設備投資の落ち込みに加え、世界的なIT不況の影響を受けて、売上が減少しました。光磁気ディスク装置は市場価格の下落により売上は減少しました。営業損益では、売上減の影響により、営業利益は減益となりました。

その他部門

その他部門の連結売上高は91億92百万円（前期比20.1％減）、営業損失は27億59百万円となりました。当期からゲーム機向け部品の販売を開始するとともに、業務提携先にプラズマディスプレイ用ICボードの販売を継続するなど、新事業分野への参入に努めてまいりました。営業損益では、営業損失が縮小しました。

研究開発の状況

社会と価値観を共有しながら、社会や人々の生活に新しい価値を提供するという当社の経営理念「Social－In」を実現すべく、研究開発活動を行ってきました。当社の最先端の光学技術とデジタル技術を融合させた「オプト・デジタル・テクノロジー」をベースに、映像、医療・健康、工業の各領域において、小型化、精細化、複合化に重点を置いた技術開発を推進してきました。

微小な光学機能と電子機能を集積化した例として、シリコンマイクロマシニング技術を利用した光スキャナを開発し、走査型レーザ顕微鏡に搭載しました。また、当社の開発した技術を外部ユーザーに提供するMEMSファンドリーサービスを開始いたしました。ゲノム分野では遺伝子情報をより正確に計測するシステムを実現するなど、将来に向けた技術を開発しました。

なお、当期は305億円の研究開発費を投じております。

環境への取り組みの状況

当社は平成4年に「オリンパス環境憲章」を制定し、「人々の安全・健康と自然のいとなみを尊重し、環境に調和する技術の開発・事業活動を通して、持続的発展が可能な人間社会と健全な環境の実現に貢献する」ことを理念として、3年毎に定める「環境基本計画」に沿って、積極的に環境問題に取り組んできました。

その結果、平成12年度までに環境マネジメントシステム国際規格ISO14001を認証取得した国内主要事業場に引き続き、平成13年度は欧州の事業場において同認証を取得しました。また、当社の環境への取り組

み状況をまとめた「オリンパス環境レポート2001」を平成13年8月に発行しました。
さらに、「オリンパスエコロジービジョン21」を制定して、全社的な環境保全組織の強化と環境技術開発および環境配慮商品提供に向けた経営思想を明確にしました。

2. 次期の見通し

次期のわが国経済は、政府主導の構造改革の断行に加え、米国経済の改善が見込まれることなどから、厳しいながらも低迷を脱し、年度後半には民需中心の回復に向けて緩やかに動き出すことが期待されています。

このような状況のもと、新社長方針「創造的破壊と革新」のスローガンのもと、既存の価値観にこだわらず新たな視点から発想を行い、社会の変化に先駆けてスピード最優先で価値の創造に取組んでまいります。

次期の業績見通しにつきましては、以下の通り予測しております。

(全体の見通し)

(単位:百万円)

	売上高	営業利益	経常利益	当期純利益	1株当たり当期純利益(円)
平成15年3月期	562,000	47,000	37,000	20,000	75.64
平成14年3月期	528,415	42,283	31,435	10,279	38.87
増減率	6.4%	11.2%	17.7%	94.6%	—

次期業績見通しの前提となる為替相場は、1米ドル＝125円、1ユーロ＝115円です。

(事業別の見通し)

映像事業については、売上高はデジタルカメラの堅調な伸びに支えられ引続き当期比10%を超える伸びを維持します。営業利益は一層の海外生産の推進によるコストダウンにより当期大幅な赤字から黒字に転換する見込みであります。

医療事業では、売上高・営業利益ともにすべての地域で堅調に推移いたします。

産業事業では、引続き半導体産業を始めとする日米産業界の設備投資の冷え込みなどを主要因として売上高は減収となりますが、営業利益は当期並を確保する見込みであります。

このような事業別の状況を受けて、全体の次期業績見通しは売上高、営業利益、経常利益並びに当期純利益はすべて過去最高を更新する見込みであります。

Ⅱ．財政状況

1．当期末の資産状況

（単位：百万円）

	当期末	前期末	増　減	増 減 率
総 資 産	562,078	584,103	△22,025	△3.8%
株主資本	201,547	192,229	9,318	4.8%
株主資本比率	35.9%	32.9%	3.0%	－

当期末の資産状況は、主に在庫圧縮により棚卸資産が271億78百万円減少したことにより、総資産は220億25百万円減少しました。一方で、当期純利益を102億79百万円計上したことにより連結剰余金が増加し、資本の控除項目である為替換算調整勘定も減少したため、株主資本は93億18百万円増加しました。従いまして、総資産の圧縮と株主資本の増加により、株主資本比率は3.0％上昇し35.9％となりました。

2．当期のキャッシュ・フローの状況

（単位：百万円）

	当　期	前　期	増　減
営業活動によるキャッシュ・フロー	50,607	29,304	21,303
投資活動によるキャッシュ・フロー	△56,133	△11,837	△44,296
財務活動によるキャッシュ・フロー	△24,787	1,594	△26,381
現金及び現金同等物期末残高	55,345	84,751	△29,406

当期末における現金及び現金同等物の残高は、前期末に比較して294億6百万円減少し、553億45百万円となりました。

「営業活動によるキャッシュ・フロー」は、前期に対して213億3百万円収入が増加し506億7百万円の収入となりました。主な要因は、税金等調整前当期純利益及び減価償却費は前期並となりましたが、前期には増加していたたな卸資産が当期は大幅に減少したことにより大幅な収入増加となりました。

「投資活動によるキャッシュ・フロー」は、前期に対して442億96百万円支出が増加し561億33百万円の支出となりました。主な要因は、定期預金に前期を大幅に上回る452億97百万円を預け入れたことによります。

「財務活動によるキャッシュ・フロー」は、前期に対して263億81百万円支出が増加し247億87百万円の支出となりました。主な要因は、社債を200億円償還したことに加え、前期に実施した新規の長期借入を行わなかったことにより支出増加となりました。

(注)当期のフリー・キャッシュ・フロー(「営業活動によるキャッシュ・フロー」と「投資活動によるキャッシュ・フロー」の合計額)は、前期に比較し229億93百万円下回る△55億26百万円となりました。

4.連結財務諸表等

(1)連結貸借対照表

(単位:百万円)

決算期 / 科目	当連結会計年度 平成14年3月31日現在 金額	構成比	前連結会計年度 平成13年3月31日現在 金額	構成比	増減
		%		%	
(流動資産)	(353,183)	(62.8)	(374,872)	(64.2)	(△21,689)
現金及び預金	100,986		100,144		842
受取手形及び売掛金	96,084		89,990		6,094
有価証券	34,997		36,483		△1,486
たな卸資産	83,062		110,240		△27,178
繰延税金資産	20,961		20,158		803
その他	20,181		19,964		217
貸倒引当金	△3,088		△2,107		△981
(固定資産)	(208,895)	(37.2)	(209,231)	(35.8)	(△336)
有形固定資産	81,888	14.6	81,639	14.0	249
建物及び構築物	32,542		31,855		687
機械装置及び運搬具	9,903		8,948		955
工具器具備品	24,156		25,456		△1,300
土地	15,039		15,084		△45
建設仮勘定	248		296		△48
無形固定資産	4,439	0.8	2,443	0.4	1,996
投資その他の資産	122,568	21.8	125,149	21.4	△2,581
投資有価証券	62,713		71,016		△8,303
出資金	28,821		31,582		△2,761
繰延税金資産	13,592		8,477		5,115
その他	17,903		14,455		3,448
貸倒引当金	△461		△381		△80
資産合計	562,078	100	584,103	100	△22,025

(単位:百万円)

科目 ＼ 決算期	当連結会計年度 平成14年3月31日現在		前連結会計年度 平成13年3月31日現在		増減
	金額	構成比	金額	構成比	
		%		%	
(流動負債)	(238,404)	(42.4)	(250,585)	(42.9)	(△12,181)
支払手形及び買掛金	55,991		71,535		△15,544
短期借入金	80,229		79,030		1,199
一年内償還予定社債	25,000		20,000		5,000
未払費用	39,591		38,845		746
未払法人税等	10,250		7,729		2,521
製品保証引当金	3,836		3,600		236
その他	23,507		29,846		△6,339
(固定負債)	(119,852)	(21.3)	(139,383)	(23.9)	(△19,531)
社債	65,000		90,000		△25,000
長期借入金	38,347		38,149		198
退職給付引当金	10,169		6,613		3,556
役員退職慰労金引当金	1,118		1,281		△163
その他	5,218		3,340		1,878
(負債合計)	(358,256)	(63.7)	(389,968)	(66.8)	(△31,712)
(少数株主持分)	(2,275)	(0.4)	(1,906)	(0.3)	(369)
資本金	40,833		40,833		-
資本準備金	65,528		65,528		-
連結剰余金	99,032		92,297		6,735
その他有価証券評価差額金	△214		△204		△10
為替換算調整勘定	△3,536		△6,220		2,684
自己株式	△96		△5		△91
(資本合計)	(201,547)	(35.9)	(192,229)	(32.9)	(9,318)
負債、少数株主持分及び資本合計	562,078	100	584,103	100	△22,025

(2) 連結損益及び剰余金結合計算書

(単位:百万円)

科目 ＼ 決算期	当連結会計年度 自 平成13年4月 1日 至 平成14年3月31日		前連結会計年度 自 平成12年4月 1日 至 平成13年3月31日		増減	
	金額	百分比	金額	百分比	金額	前年比
		%		%		%
売上高	528,415	100	466,704	100	61,711	13.2
売上原価	308,637	58.4	271,444	58.2	37,193	13.7
売上総利益	219,778	41.6	195,260	41.8	24,518	12.6
販売費及び一般管理費	177,495	33.6	159,764	34.2	17,731	11.1
営業利益	42,283	8.0	35,496	7.6	6,787	19.1
営業外収益	5,186	1.0	5,052	1.1	134	2.7
(受取利息)	(963)		(1,145)		(△182)	
(その他)	(4,223)		(3,907)		(316)	
営業外費用	16,034	3.1	17,859	3.8	△1,825	△ 10.2
(支払利息)	(8,300)		(8,905)		(△605)	
(その他)	(7,734)		(8,954)		(△1,220)	
経常利益	31,435	5.9	22,689	4.9	8,746	38.5
特別利益	102	0.0	-	-	102	-
(固定資産売却益)	(102)		(-)		(102)	
特別損失	11,021	2.0	908	0.2	10,113	1,113.8
(投資有価証券評価損)	(8,216)		(417)		(7,799)	
(出資金評価損)	(2,715)		(-)		(2,715)	
(関係会社整理損)	(-)		(491)		(△491)	
(投資有価証券売却損)	(90)		(-)		(90)	
税金等調整前当期純利益	20,516	3.9	21,781	4.7	△1,265	△ 5.8
法人税、住民税及び事業税	15,238	2.9	9,149	2.0	6,089	
過年度法人税、住民税及び事業税	-	-	426	0.1	△426	
法人税等調整額	△5,075	△0.9	250	0.1	△5,325	
少数株主利益	74	0.0	169	0.0	△95	△56.2
当期純利益	10,279	1.9	11,787	2.5	△1,508	△ 12.8
連結剰余金期首残高	92,297		83,986			
連結剰余金増減高 (△減算)	△3,544		△3,476			
連結剰余金期末残高	99,032		92,297			

(3) 連結キャッシュ・フロー計算書

(単位：百万円)

科目 ＼ 決算期	当連結会計年度 自 平成13年4月1日 至 平成14年3月31日 金額	前連結会計年度 自 平成12年4月1日 至 平成13年3月31日 金額	増減 金額
Ⅰ 営業活動によるキャッシュ・フロー			
1. 税金等調整前当期純利益	20,516	21,781	△1,265
2. 減価償却費	23,700	18,247	5,453
3. 退職給付引当金の増加額	3,282	-	3,282
4. 受取利息及び受取配当金	△1,424	△1,585	161
5. 支払利息	8,300	8,905	△605
6. 出資金投資利益	-	△899	899
7. 投資有価証券評価損	8,216	417	7,799
8. 出資金評価損	2,715	-	2,715
9. 関係会社整理損	-	491	△491
10. 売上債権の増加額	△2,722	△1,075	△1,647
11 たな卸資産の減少額(△増加額)	30,626	△24,843	55,469
12. 仕入債務の増加額(△減少額)	△19,653	802	△20,455
13. 未払金の増加額(△減少額)	△3,377	7,871	△11,248
14. その他の営業活動	802	10,769	△9,967
小計	70,981	40,881	30,100
15. 利息及び配当金の受取額	1,618	2,215	△597
16. 利息の支払額	△9,097	△8,376	△721
17. 法人税等の支払額	△12,895	△5,416	△7,479
営業活動によるキャッシュ・フロー	50,607	29,304	21,303
Ⅱ 投資活動によるキャッシュ・フロー			
1. 定期預金の預け入れ	△45,297	△15,069	△30,228
2. 定期預金の払出	15,062	31,224	△16,162
3. 有価証券の取得による支出	△69,997	△89,920	19,923
4. 有価証券の売却による収入	71,264	57,260	14,004
5. 貸付金(主に現先取引)による純収入	-	34,822	△34,822
6. 有形固定資産等の取得による支出	△25,162	△21,499	△3,663
7. 投資有価証券の取得による支出	△2,061	△10,733	8,672
8. 投資有価証券の売却による収入	1,095	2,704	△1,609
9. 連結の範囲の変更を伴う子会社株式の取得による支出	△862	△336	△526
10. 連結子会社株式の追加取得による支出	△328	-	△328
11. その他の投資活動	153	△290	443
投資活動によるキャッシュ・フロー	△56,133	△11,837	△44,296
Ⅲ 財務活動によるキャッシュ・フロー			
1. 短期借入金の純減少額	△1,162	△1,611	449
2. 長期借入による収入	30	30,725	△30,695
3. 長期借入金の返済による支出	△102	△11,072	10,970
4. 社債の償還による支出	△20,000	△13,185	△6,815
5. 少数株主からの払込みによる収入	338	196	142
6. 配当金の支払額	△3,438	△3,438	—
7. 少数株主への配当金の支払額	△24	△22	△2
8. その他の財務活動	△429	1	△430
財務活動によるキャッシュ・フロー	△24,787	1,594	△26,381
Ⅳ 現金及び現金同等物に係る換算差額	907	1,354	△447
Ⅴ 現金及び現金同等物の増加額	△29,406	20,415	△49,821
Ⅵ 現金及び現金同等物の期首残高	84,751	64,032	20,719
Ⅶ 新規連結子会社の現金及び現金同等物の期首残高	-	304	△304
Ⅷ 現金及び現金同等物の期末残高	55,345	84,751	△29,406

連結財務諸表作成のための基本となる重要な事項

1. 連結の範囲に関する事項

(1)連結子会社の数　　　　68社

主要会社名　　オリンパスプロマーケティング(株)、オリンパス光電子(株)、白河オリンパス(株)
Olympus Optical Co. (Europa) GmbH、Olympus America Inc.

(新規)　6社　Olympus Spain S.A.、Olympus Technicas S.A.、Olympus Bio Systems GmbH、
Olympus Optical Portugal S.A.、Olympus Beijing Industry & Technology Limited、
Olympus (Malaysia) SDN BHD

Olympus Technicas S.A.、Olympus Bio Systems GmbH、Olympus Beijing Industry & Technology Limited、Olympus (Malaysia) SDN BHD は当連結会計年度中に新規設立したものです。
Olympus Spain S.A.、Olympus Optical Portugal S.A. は当連結会計年度中に資本参加したものです。

(除外)　2社　Endotronic A/S, Denmark、Endotronic A/S, Norway

Endotronic A/S, Denmark は Olympus Danmark A/S に、 Endotronic A/S, Norway は Olympus Norge A/S にそれぞれ吸収合併されたことから、連結の範囲から除外しております。

(2)非連結子会社の数　　　　3社

Olympus Moscow Limited Liability Company、奥林巴斯貿易(上海)有限公司
北京北照奥林巴斯光学有限公司

なお、上記非連結子会社3社は、いずれも小規模であり、合計の総資産、売上高、当期純損益及び剰余金(持分に見合う額)は、いずれも連結財務諸表に及ぼす影響額が軽微であるため、連結の範囲から除外しております。

2. 持分法の適用に関する事項

(1)持分法適用の非連結子会社　3社

Olympus Moscow Limited Liability Company、奥林巴斯貿易(上海)有限公司
北京北照奥林巴斯光学有限公司

(2)持分法適用の関連会社　　3社

(株)オプノテック、(株)アダチ、Olympus Nederland B.V.

(3)持分法を適用していない関連会社は、Olympus (India) Private Ltd.であり、連結純損益及び連結剰余金に及ぼす影響が軽微であるため、持分法の適用から除外しております。

3. 連結子会社の事業年度に関する事項

連結子会社の決算日は3月31日であり、連結財務諸表提出会社と一致しております。

4. 会計処理基準に関する事項

(1) 重要な資産の評価基準及び評価方法

(イ) 有価証券

①満期保有目的の債券 ……… 償却原価法

②その他有価証券

時価のあるもの ……… 決算期末日の市場価格等に基づく時価法

(評価差額は、全部資本直入法により処理し、売却原価は移動平均法により算定)

時価のないもの ……… 移動平均法による原価法

(ロ) デリバティブ取引により生ずる債権及び債務 ……… 時価法

(ハ) たな卸資産

たな卸資産は、主として先入先出法に基づく低価法によっております。

(2) 重要な減価償却資産の減価償却の方法

(イ) 有形固定資産 ……… 主として定率法

①車両運搬具、工具及び備品 ……… 主として法人税法に基づく耐用年数によっております。

②その他の有形固定資産 ……… 主として機能的耐用年数の予測に基づいて決定した当社所定の耐用年数によっております。

(ロ) 無形固定資産 ……… 定額法

主として法人税法に基づく耐用年数によっております。

なお、将来の収益獲得が確実であると認められる自社利用のソフトウェアについては、社内における利用可能期間(3年)によっております。

(3) 重要な引当金の計上基準

①貸倒引当金

売掛金、貸付金等の債権の貸倒損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

②製品保証引当金

販売済製品に対して当社の保証期間内に発生が見込まれるアフターサービス費用を計上したもので、過去のアフターサービス費の実績額を基礎として、所定の基準により計上しております。

③退職給付引当金

従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産に基づき、当連結会計期間末に発生していると認められる額を計上しております。

なお、会計基準変更時差異(7,782百万円)については、5年による按分額を費用処理しております。

過去勤務債務については、その発生時の従業員の平均残存勤続期間以内の一定の年数(5年)による按分額を翌連結会計年度より費用処理しております。

数理計算上の差異については、その発生時の従業員の平均残存勤続期間以内の一定の年数(5年)による按分額を翌連結会計年度より費用処理しております。

④役員退職慰労金引当金

親会社及び国内の連結子会社においては、役員の退職慰労金の支出に備えるため、内規に基づく連結会計年度末要支給額を計上しております。

(4) 重要なリース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

(5)重要なヘッジ会計の方法

① ヘッジ会計の方法

繰延ヘッジ処理を採用しております。なお、為替予約が付されている外貨建売掛金については振当処理を行っております。また金利スワップについては、特例処理の要件を満たしておりますので、特例処理を採用しております。

② ヘッジ手段とヘッジ対象

・ヘッジ手段・・・為替予約取引、金利スワップ取引、通貨オプション取引

・ヘッジ対象・・・外貨建売掛金の予定取引、長期借入金

③ ヘッジ方針

デリバティブに関する権限及び取引限度額を定めた内部規程に基づき、為替変動リスク、並びに金利変動リスクをヘッジしております。

④ ヘッジ有効性評価の方法

ヘッジ対象の相場変動、キャッシュ・フローとヘッジ手段の間に高い相関関係があることを確認し、有効性の評価としております。

(6)その他連結財務諸表作成のための基本となる重要な事項

消費税等の会計処理は、税抜き方式によっております。

5. 連結子会社の資産及び負債の評価に関する事項

連結子会社の資産及び負債の評価方法は、全面時価評価法によっております。

6. 連結調整勘定の償却に関する事項

連結調整勘定は、5年間で均等償却しております。

7. 利益処分項目等の取扱いに関する事項

連結剰余金計算書は、連結会社の利益処分について連結会計年度中に確定した利益処分に基づいて作成しております。

8. 連結キャッシュ・フロー計算書における資金の範囲

手許現金、要求払預金及び取得日から3ヶ月以内に満期日の到来する流動性の高い、容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない短期的な投資からなっております。

(表示方法の変更)

連結キャッシュ・フロー計算書

1. 前連結会計年度において、営業活動によるキャッシュ・フローの「その他の営業活動」に含めて表示していた退職給付引当金の増加額は、金額の重要性が増したため、当連結会計年度においては、「退職給付引当金の増加額」として独立掲記しております。

なお、前連結会計年度の「退職給付引当金の増加額」は14百万円であります。

2. 前連結会計年度において、投資活動によるキャッシュ・フローとして独立掲記していた「貸付金(主に現先取引)による純収入」(当連結会計年度45百万円)は、金額の重要性が乏しくなったため、当連結会計年度においては、「その他の投資活動」に含めて表示しております。

注記事項

(連結貸借対照表関係)

(単位:百万円)

		当連結会計年度	前連結会計年度
1. 有形固定資産の減価償却累計額		155,467	154,044
2. 非連結子会社及び関連会社の株式等	投資有価証券(株式)	655	950
	出資金	700	592
3. 偶発債務		1,228	1,433
4. 受取手形割引高		1,499	1,095
(うち輸出為替手形割引高)		(1,467)	(1,095)

5. 連結会計年度末日満期手形

連結会計年度末日満期手形の会計処理については、当連結会計年度・前連結会計年度の末日が金融機関の休日でしたが、満期日に決済が行われたものとして処理しております。当連結会計年度・前連結会計年度の末日満期手形の金額は、次のとおりであります。

	当連結会計年度	前連結会計年度
受取手形	1,913	1,950
支払手形	3,976	4,632

6. 担保資産及び担保付債務

		当連結会計年度	前連結会計年度
担保に供している資産の額(簿価)	建物及び構築物	3,475	3,271
	土地	70	4
	合計	3,545	3,275
上記に対応している債務	長期借入金	2,637	3,060

(連結損益計算書関係)

	当連結会計年度	前連結会計年度
1. 販売費及び一般管理費のうち主要な項目及び金額		
広告・販売促進費	26,769	26,304
貸倒引当金繰入額	1,499	290
給料手当	51,844	46,583
賞与	12,130	10,261
退職給付費用	6,222	3,779
役員退職慰労金引当金繰入額	196	193
連結調整勘定償却額	107	95
試験研究費	14,274	15,212
減価償却費	7,539	7,406
2. 一般管理費及び当期製造費用に含まれる研究開発費	30,477	30,848

3. 出資金評価損

出資金勘定にて保有する有価証券に対して個別に減損会計を適用したことにより発生したものであります。

(連結キャッシュ・フロー計算書関係)

現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係	当連結会計年度	前連結会計年度
現金及び預金勘定	100,986	100,144
預入期間が3ヶ月を超える定期預金	△45,641	△15,393
現金及び現金同等物	55,345	84,751

(リース取引関係)

1. 借手側

(1)リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

(単位:百万円)

	当連結会計年度	前連結会計年度
取得価額相当額	9,505	10,464
減価償却累計額相当額	4,937	5,589
期末残高相当額	4,568	4,875

※上記金額の内、主なものは「工具器具備品」であります。

②未経過リース料期末残高相当額

	当連結会計年度	前連結会計年度
1年以内	1,800	2,233
1年超	2,923	2,807
合計	4,723	5,040

③支払リース料、減価償却費相当額及び支払利息相当額

	当連結会計年度	前連結会計年度
支払リース料	2,413	2,548
減価償却費相当額	2,188	2,307
支払利息相当額	201	219

④減価償却費相当額及び利息相当額の算定方法

・減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

・利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

(2)オペレーティング・リース取引

	当連結会計年度	前連結会計年度
未経過リース料		
1年以内	293	297
1年超	333	305
合計	626	602

2. 貸手側

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①リース物件の取得価額、減価償却累計額及び期末残高

	当連結会計年度	前連結会計年度
取得価額	7,408	6,636
減価償却累計額	3,705	2,959
期末残高	3,703	3,677

※上記金額の内、主なものは「工具器具備品」であります。

②未経過リース料期末残高相当額

	当連結会計年度	前連結会計年度
1年以内	1,377	1,312
1年超	2,497	2,604
合計	3,874	3,916

③受取リース料、減価償却費及び受取利息相当額

	当連結会計年度	前連結会計年度
受取リース料	1,663	1,546
減価償却費	1,440	1,282
受取利息相当額	217	252

④利息相当額の算定方法

リース料総額と見積残存価額の合計額からリース物件の購入価額を控除した額を利息相当額とし、各期への配分方法については、利息法によっております。

（税効果関係）

繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

（単位：百万円）

	当連結会計年度	前連結会計年度
（繰延税金資産）		
たな卸資産	8,142	7,529
前払費用	2,642	2,608
未払賞与	2,092	1,817
未実現利益	6,103	6,492
有形固定資産	3,994	3,959
税務上の繰延資産	837	1,261
退職給付引当金	2,792	1,529
出資金評価損否認	1,134	-
投資有価証券評価損否認	2,189	191
その他有価証券評価差額金	232	-
その他	7,522	5,924
繰延税金資産合計	37,679	31,310
（繰延税金負債）		
その他有価証券評価差額金	-	△546
固定資産圧縮記帳積立金	△1,990	△2,096
その他	△1,136	△33
繰延税金負債合計	△3,126	△2,675
繰延税金資産の純額	34,553	28,635

5.セグメント情報

(1)事業の種類別セグメント情報

(単位:百万円)

	当連結会計年度 自平成13年4月1日 至平成14年3月31日						
	映像	医療	産業	その他	計	消去又は全社	連結
Ⅰ 売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	208,447	254,943	55,833	9,192	528,415	-	528,415
(2)セグメント間の内部売上高又は振替高	90	13	1	-	104	(104)	-
計	208,537	254,956	55,834	9,192	528,519	(104)	528,415
営業費用	215,325	197,718	55,327	11,951	480,321	5,811	486,132
営業利益(又は営業損失)	(6,788)	57,238	507	(2,759)	48,198	(5,915)	42,283
Ⅱ 資産、減価償却費及び資本的支出							
資産	118,171	186,275	33,855	16,262	354,563	207,515	562,078
減価償却費	7,696	12,164	1,701	762	22,323	1,377	23,700
資本的支出	8,532	12,035	1,713	937	23,217	1,618	24,835

(単位:百万円)

	前連結会計年度 自平成12年4月1日 至平成13年3月31日					
	映像関連部門	医療器関連部門	機器関連部門	計	消去又は全社	連結
Ⅰ 売上高及び営業損益						
売上高						
(1)外部顧客に対する売上高	183,664	195,567	87,473	466,704	-	466,704
(2)セグメント間の内部売上高又は振替高	101	4	1	106	(106)	-
計	183,765	195,571	87,474	466,810	(106)	466,704
営業費用	184,044	155,078	87,448	426,570	4,638	431,208
営業利益(又は営業損失)	(279)	40,493	26	40,240	(4,744)	35,496
Ⅱ 資産、減価償却費及び資本的支出						
資産	144,433	149,660	71,422	365,515	218,588	584,103
減価償却費	5,265	8,154	3,725	17,144	1,103	18,247
資本的支出	6,674	7,368	6,441	20,483	958	21,441

1. 各事業区分の主要製品は、次のとおりです。

(当連結会計年度)

(1)映像事業 … カメラ、デジタルカメラ、録音機

(2)医療事業 … 医療用内視鏡、血液分析機、生物顕微鏡

(3)産業事業 … 工業顕微鏡、工業用内視鏡、プリンタ、光磁気ディスク装置、バーコードスキャナ、測定機

(4)その他事業 …システム開発 、遺伝子受託解析サービス

(前連結会計年度)

(1)映像関連部門 … カメラ、デジタルカメラ、録音機

(2)医療器関連部門 … ファイバースコープ、硬性鏡、ビデオスコープ、血液分析機

(3)機器関連部門 … 顕微鏡、測定機、プリンタ、光磁気ディスク装置、バーコードスキャナ

2. 営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は当連結会計年度5,915百万円、前連結会計年度4,744百万円であり、その主なものは親会社のコーポレートセンター(総務部門等管理部門)に係る費用であります。

3. 資産のうち消去又は全社の項目に含めた全社資産の金額は当連結会計年度207,515百万円、前連結会計年度218,588百万円であり、その主なものは、親会社での余資運用資金(現金及び有価証券)、長期投資資金(投資有価証券)及び親会社のコーポレートセンター(総務部門等管理部門)に係る資産等であります。

4. 事業区分の方法の変更

事業区分の方法については、従来、製品系列を基礎として設定された利益センターに販売市場の類似性を加味して事業区分を行っておりましたが、平成13年4月に経営組織を変更し社内カンパニー制を導入したことに伴い、当連結会計年度より、所管カンパニー及びセンターの区分に基づくよう事業区分の方法を変更しております。

この変更により、従来「映像関連部門」、「医療器関連部門」、「機器関連部門」の3区分としておりました事業の種類別セグメントは、当連結会計年度より「映像」、「医療」、「産業」、「その他」の4区分としております。

なお、前連結会計年度のセグメント情報を、当連結会計年度において用いた事業区分の方法により区分したものは次のとおりであります。

(単位:百万円)

	前連結会計年度 自平成12年4月1日 至平成13年3月31日						
	映像	医療	産業	その他	計	消去又は全社	連結
I 売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	183,664	213,509	58,025	11,506	466,704	-	466,704
(2)セグメント間の内部売上高又は振替高	101	5	-	-	106	(106)	-
計	183,765	213,514	58,025	11,506	466,810	(106)	466,704
営業費用	184,044	171,199	56,983	14,344	426,570	4,638	431,208
営業利益(又は営業損失)	(279)	42,315	1,042	(2,838)	40,240	(4,744)	35,496
II 資産、減価償却費及び資本的支出							
資産	144,433	164,723	44,180	12,179	365,515	218,588	584,103
減価償却費	5,265	8,827	2,308	744	17,144	1,103	18,247
資本的支出	6,674	8,412	3,127	2,270	20,483	958	21,441

(2)所在地別セグメント情報

(単位:百万円)

	当連結会計年度 自平成13年4月1日 至平成14年3月31日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
I 売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	197,074	180,659	135,388	15,294	528,415	-	528,415
(2)セグメント間の内部売上高又は振替高	187,994	854	6,276	34,273	229,397	(229,397)	-
計	385,068	181,513	141,664	49,567	757,812	(229,397)	528,415
営業費用	352,579	175,612	137,205	46,879	712,275	(226,143)	486,132
営業利益	32,489	5,901	4,459	2,688	45,537	(3,254)	42,283
II 資産	184,691	74,024	80,965	26,248	365,928	196,150	562,078

(単位:百万円)

	前連結会計年度 自平成12年4月1日 至平成13年3月31日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
I 売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	195,166	154,616	109,183	7,739	466,704	-	466,704
(2)セグメント間の内部売上高又は振替高	173,423	1,002	5,609	34,700	214,734	(214,734)	-
計	368,589	155,618	114,792	42,439	681,438	(214,734)	466,704
営業費用	339,748	150,887	109,291	41,111	641,037	(209,829)	431,208
営業利益	28,841	4,731	5,501	1,328	40,401	(4,905)	35,496
II 資産	216,228	62,940	73,175	25,583	377,926	206,177	584,103

1. 国又は地域区分の方法
   地理的近接度により、地域区分を行っております。本邦以外の区分に属する主な国又は地域は、次のとおりです。
   (1)北米 … 米国
   (2)欧州 … ドイツ・イギリス・フランス等
   (3)アジア … シンガポール・香港・中国・オーストラリア等
2. 営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は当連結会計年度5,915百万円、前連結会計年度4,744百万円であり、その主なものは親会社のコーポレートセンター(総務部門等管理部門)に係る費用であります。
3. 資産のうち消去又は全社の項目に含めた全社資産の金額は当連結会計年度207,515百万円、前連結会計年度218,588百万円であり、その主なものは、親会社での余資運用資金(現金及び有価証券)、長期投資資金(投資有価証券)及び親会社のコーポレートセンター(総務部門等管理部門)に係る資産等であります。

(3)海外売上高

(単位:百万円)

	当連結会計年度 自平成13年4月1日 至平成14年3月31日				
	北米	欧州	アジア	その他	計
Ⅰ 海外売上高	195,863	135,218	36,418	10,155	377,654
Ⅱ 連結売上高					528,415
Ⅲ 海外売上高の連結売上高に占める割合	37.1%	25.6%	6.9%	1.9%	71.5%

(単位:百万円)

	前連結会計年度 自平成12年4月1日 至平成13年3月31日				
	北米	欧州	アジア	その他	計
Ⅰ 海外売上高	163,113	112,908	32,184	9,148	317,353
Ⅱ 連結売上高					466,704
Ⅲ 海外売上高の連結売上高に占める割合	34.9%	24.2%	6.9%	2.0%	68.0%

1. 国又は地域区分の方法

地理的近接度により、地域区分を行っております。各区分に属する主な国又は地域は、次のとおりです。

(1)北 米 … 米国・カナダ

(2)欧 州 … ドイツ・イギリス・フランス等

(3)アジア … シンガポール・香港・中国・オーストラリア等

(4)その他 … 中南米・中近東・アフリカ等

2. 海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

6. 生産、受注及び販売の状況

平成13年4月に経営組織を変更し社内カンパニー制を導入したことに伴い、当連結会計年度より、所管カンパニー及びセンターの区分に基づくよう、従来「映像関連部門」、「医療器関連部門」、「機器関連部門」の3区分としておりました事業の種類別セグメントを「映像」、「医療」、「産業」、「その他」の4区分としております。

前連結会計年度の生産実績及び販売実績は、当連結会計年度において用いた事業区分の方法により組み替えて表示しております。

(1)生産実績

(単位:百万円)

	当連結会計年度 自 平成13年4月 1日 至 平成14年3月31日	前連結会計年度 自 平成12年4月 1日 至 平成13年3月31日	前期比	
			金額	伸び率
映像	188,348	212,434	△24,086	△11.3%
医療	232,847	201,397	31,450	15.6%
産業	57,612	62,174	△4,562	△7.3%
その他	7,357	6,254	1,103	17.6%
合計	486,164	482,259	3,905	0.8%

(注)1. 金額は販売価格をもって算定しております。
2. 上記の金額に消費税等は含まれておりません。

(2)受注状況

当社製品は見込生産を主体としているため、受注状況の記載を省略しております。

(3)販売実績

(単位:百万円)

		当連結会計年度 自 平成13年4月 1日 至 平成14年3月31日		前連結会計年度 自 平成12年4月 1日 至 平成13年3月31日		前期比	
		金額	構成比	金額	構成比	金額	伸び率
映像	国内	43,672	21.0%	41,973	22.9%	1,699	4.0%
	海外	164,775	79.0%	141,691	77.1%	23,084	16.3%
	計	208,447	39.5%	183,664	39.4%	24,783	13.5%
医療	国内	77,648	30.5%	71,428	33.5%	6,220	8.7%
	海外	177,295	69.5%	142,081	66.5%	35,214	24.8%
	計	254,943	48.2%	213,509	45.7%	41,434	19.4%
産業	国内	20,347	36.4%	24,474	42.2%	△4,127	△16.9%
	海外	35,486	63.6%	33,551	57.8%	1,935	5.8%
	計	55,833	10.6%	58,025	12.4%	△2,192	△3.8%
その他	国内	9,094	98.9%	11,476	99.7%	△2,382	△20.8%
	海外	98	1.1%	30	0.3%	68	226.7%
	計	9,192	1.7%	11,506	2.5%	△2,314	△20.1%
合計	国内	150,761	28.5%	149,351	32.0%	1,410	0.9%
	海外	377,654	71.5%	317,353	68.0%	60,301	19.0%
	計	528,415	100.0%	466,704	100.0%	61,711	13.2%

(注)上記の金額に消費税等は含まれておりません。

７．有価証券の時価等

（当連結会計年度）　（平成14年3月31日現在）

1．その他有価証券で時価のあるもの

（単位：百万円）

	区　分	取得原価	連結貸借対照表計上額	差　額
連結貸借対照表計上額が取得原価を超えるもの	(1)株式	2,155	4,123	1,968
	(2)国債・地方債等	10	10	0
	(3)その他	35,773	35,845	72
	小　計	37,938	39,978	2,040
連結貸借対照表計上額が取得原価を超えないもの	(1)株式	13,529	10,770	△2,759
	(2)国債・地方債等	35,000	34,997	△3
	小　計	48,529	45,767	△2,762
合　計		86,467	85,745	△722

2．その他有価証券で時価のないもの

（単位：百万円）

内　容	連結貸借対照表計上額
①非上場株式（店頭売買株式を除く）（注）	7,805
②非上場外国債券	3,500
③その他	5
合　計	11,310

（注）その他有価証券の非上場株式の内、不動産流動化スキームに基づく特定目的会社の優先証券6,003百万円については、今後の不動産利用価値の変化による償還額変動リスクがあります。

3．その他有価証券のうち満期があるものの今後の償還予定額

（単位：百万円）

	1年以内	1年超5年以内	5年超10年以内
①株式	-	6,003	-
②債券			
国債・地方債等	34,997	10	-
社　債	-	202	3,500
合　計	34,997	6,215	3,500

（前連結会計年度）　（平成13年3月31日現在）

1．その他有価証券で時価のあるもの

（単位：百万円）

	区　分	取得原価	連結貸借対照表計上額	差　額
連結貸借対照表計上額が取得原価を超えるもの	(1)株式	3,128	5,899	2,771
	(2)国債・地方債等	34,980	35,007	27
	小　計	38,108	40,906	2,798
連結貸借対照表計上額が取得原価を超えないもの	(1)株式	13,647	11,179	△2,468
	(2)その他	35,735	35,433	△302
	小　計	49,382	46,612	△2,770
合　計		87,490	87,518	28

2．その他有価証券で時価のないもの

（単位：百万円）

内　容	連結貸借対照表計上額
①非上場株式（店頭売買株式を除く）	14,044
②非上場外国債券	4,987
合　計	19,031

3．その他有価証券のうち満期があるものの今後の償還予定額

（単位：百万円）

	1年以内	1年超5年以内	5年超10年以内
①株式	-	6,003	-
②債券			
国債・地方債等	34,996	11	-
社　債	1,487	-	3,500
合　計	36,483	6,014	3,500

8.デリバティブ取引の契約額等、時価及び評価損益

(1)通 貨 関 連

(単位：百万円)

区分	種類	当連結会計年度(平成14年3月31日現在) 契約額等	うち1年超	時価	評価損益	前連結会計年度(平成13年3月31日現在) 契約額等	うち1年超	時価	評価損益
市場取引以外の取引	為替予約取引 買建								
	米ドル	58	-	58	0	388	-	393	5
	ユーロ	-	-	-	-	3,994	220	3,912	△82
	英ポンド	577	-	583	6	-	-	-	-
	その他通貨	-	-	-	-	6	-	6	0
	通貨オプション取引 売建 プット								
	その他通貨	-	-	-	-	538	-	542	4
合計		-	-	-	6	-	-	-	△73

(注) 1. 時価の算定方法

為替予約取引……先物為替相場に基づいて算出しております。

通貨オプション取引……通貨オプション契約を締結している金融機関から提示された価格に基づき算定しております。

2. ヘッジ会計を適用しているデリバティブ取引は、開示の対象から除いております。

9. 退職給付関係

1. 採用している退職給付制度の概要

当社及び国内連結子会社は、確定給付型の制度として、厚生年金基金制度、適格退職年金制度及び退職一時金制度を設けております。

2. 退職給付債務に関する事項

（単位：百万円）

	当連結会計年度 平成14年3月31日現在	前連結会計年度 平成13年3月31日現在
①退職給付債務	△94,326	△84,432
②年金資産	60,551	59,224
③未積立退職給付債務 （①+②）	△33,775	△25,208
④会計基準変更時差異の未処理額	4,669	6,226
⑤未認識過去勤務債務	△4,107	△1,724
⑥未認識数理計算上の差異	23,044	14,143
⑦連結貸借対照表計上額純額 （③+④+⑤+⑥）	△10,169	△6,563
⑧前払年金費用	-	50
⑨退職給付引当金 （⑦-⑧）	△10,169	△6,613

(注) 1. 厚生年金基金の代行部分を含めて記載しております。
2. 一部の子会社は、退職給付の算定にあたり、簡便法を採用しております。

3. 退職給付費用に関する事項

（単位：百万円）

	当連結会計年度 自 平成13年4月 1日 至 平成14年3月31日	前連結会計年度 自 平成12年4月 1日 至 平成13年3月31日
①勤務費用	4,727	4,621
②利息費用	2,433	2,513
③期待運用収益	△2,066	△2,124
④過去勤務債務の費用処理額	△344	-
⑤数理計算上の差異の費用処理額	2,857	-
⑥会計基準変更時差異の費用処理額	1,556	1,556
⑦退職給付費用 （①+②+③+④+⑤+⑥）	9,163	6,566

(注) 1. 厚生年金基金に対する従業員拠出額を控除しております。
2. 簡便法を採用している連結子会社の退職給付費用は、「①勤務費用」に計上しております。

4. 退職給付債務等の計算の基礎に関する事項

（単位：百万円）

	当連結会計年度 自 平成13年4月 1日 至 平成14年3月31日	前連結会計年度 自 平成12年4月 1日 至 平成13年3月31日
①割引率	2.5%	3.0%
②期待運用収益率	3.5%	3.5%
③退職給付見込額の期間配分方法	期間定額基準	期間定額基準
④過去勤務債務の処理年数	5年均等償却	5年均等償却
⑤数理計算上の差異の処理年数	5年均等償却	5年均等償却
⑥会計基準変更時差異の処理年数	5年均等償却	5年均等償却

10．関連当事者との取引

該当事項はありません。

平成 14年 3月期　個別財務諸表の概要

平成 14年 5月 20日

上場会社名　オリンパス光学工業株式会社　　上場取引所 東 大
コード番号　7733　　本社所在都道府県 東京都
(URL http://www.olympus.co.jp/)
問合せ先 責任者役職名　経理部長
氏　名　渡辺 和弘　　TEL (03) 3340 - 2151
決算取締役会開催日　平成 14年 5月 20日　　中間配当制度の有無　有
定時株主総会開催日　平成 14年 6月 27日　　単元株制度採用の有無 有 (1単元 1,000株)

1. 14年 3月期の業績(平成 13年 4月 1日 ～ 平成 14年 3月 31日)

(1)経営成績　　百万円未満の端数は切り捨て

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
14年 3月期	328,268	4.9	20,287	17.2	17,755	43.8
13年 3月期	312,931	12.0	17,303	31.3	12,344	56.5

	当期純利益		1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	売上高経常利益率
	百万円	%	円 銭	円 銭	%	%	%
14年 3月期	5,062	△ 32.6	19.14	-	2.8	4.9	5.4
13年 3月期	7,507	-	28.39	-	4.1	3.3	3.9

(注)①期中平均株式数　14年 3月期 264,453,721 株　13年 3月期 264,472,608 株
②会計処理の方法の変更　無
③売上高、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2)配当状況

	1株当たり年間配当金	中間	期末	配当金総額(年間)	配当性向	株主資本配当率
	円 銭	円 銭	円 銭	百万円	%	%
14年 3月期	13.00	6.50	6.50	3,437	67.9	1.9
13年 3月期	13.00	6.50	6.50	3,438	45.8	1.9

(注)14年 3月期期末配当金の内訳　記念配当　- 円 - 銭、特別配当　- 円 - 銭

(3)財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
14年 3月期	340,520	183,691	53.9	694.70
13年 3月期	384,035	183,327	47.7	693.18

(注)①期末発行済株式数 14年 3月期　264,418,867株　13年 3月期　264,472,608株
②期末自己株式数　14年 3月期　53,741株

2. 15年 3月期の業績予想(平成 14 年 4月 1日 ～ 平成 15 年 3月 31日)

	売上高	経常利益	当期純利益	1株当たり年間配当金 中間	期末	
	百万円	百万円	百万円	円 銭	円 銭	円 銭
中間期	165,000	9,000	5,000	6.50	-	-
通　期	360,000	26,000	15,000	-	6.50	13.00

(参考) 1株当たり予想当期純利益(通期)　56 円 73銭

※ 上記の予想には、本資料の発表日現在の将来に関する前提・見通し・計画に基づく予測が含まれております。世界経済・競合状況・為替の変動等にかかわるリスクや不確定要因により実際の業績が記載の予想数値と大幅に異なる可能性があります。

11. 個別財務諸表等

（1）貸借対照表

（単位：百万円）

科目 ＼ 決算期	当期 平成14年3月31日現在 金額	当期 構成比	前期 平成13年3月31日現在 金額	前期 構成比	増減
		%		%	
（流動資産）	(197,891)	(58.1)	(233,107)	(60.7)	(△35,216)
現金及び預金	70,733		72,311		△1,578
受取手形	692		594		97
売掛金	42,818		50,227		△7,408
有価証券	34,996		36,483		△1,486
製品	19,255		34,821		△15,566
材料	1,449		2,906		△1,456
仕掛品	10,405		14,120		△3,715
未収入金	4,278		10,199		△5,921
繰延税金資産	9,817		8,425		1,392
その他	3,589		3,289		299
貸倒引当金	△146		△273		127
（固定資産）	(142,629)	(41.9)	(150,928)	(39.3)	(△8,298)
有形固定資産	47,531	14.0	52,302	13.6	△4,771
建物	16,886		18,166		△1,279
構築物	849		907		△57
機械装置	6,068		6,245		△176
車両運搬具	22		16		6
工具器具備品	8,338		11,242		△2,903
土地	15,290		15,464		△173
建設仮勘定	74		260		△185
無形固定資産	1,679	0.5	822	0.2	857
特許権	661		468		192
商標権	64		80		△16
ソフトウェア	674		161		513
ソフトウェア仮勘定	230		59		171
施設利用権等	49		52		△2
投資等	93,418	27.4	97,804	25.5	△4,385
投資有価証券	29,678		35,247		△5,568
子会社株式	16,212		18,098		△1,885
出資金	28,026		30,924		△2,898
子会社出資金	4,974		4,974		-
長期貸付金	1,592		1,574		17
繰延税金資産	10,517		4,692		5,824
その他	2,763		2,639		124
貸倒引当金	△346		△347		1
資産合計	340,520	100	384,035	100	△43,514

(単位:百万円)

科目 ＼ 決算期	当期 平成14年3月31日現在 金額	構成比	前期 平成13年3月31日現在 金額	構成比	増減
		%		%	
(流動負債)	(88,344)	(25.9)	(124,057)	(32.3)	(△35,713)
支払手形	4,505		6,222		△1,717
買掛金	36,123		56,737		△20,613
短期借入金	1,400		1,400		-
一年内償還予定社債	10,000		20,000		△10,000
未払金	9,683		13,221		△3,537
未払費用	16,471		19,249		△2,778
未払法人税等	7,084		2,678		4,405
製品保証引当金	987		1,011		△24
その他	2,089		3,536		△1,446
(固定負債)	(68,484)	(20.2)	(76,650)	(20.0)	(△8,165)
社債	65,000		75,000		△10,000
長期預り金	34		33		1
退職給付引当金	2,408		389		2,019
役員退職慰労金引当金	1,041		1,227		△186
(負債合計)	(156,829)	(46.1)	(200,708)	(52.3)	(△43,878)
(資本金)	(40,832)	(12.0)	(40,832)	(10.6)	(-)
(法定準備金)	(72,029)	(21.1)	(71,851)	(18.7)	(178)
資本準備金	65,528		65,528		-
利益準備金	6,501		6,323		178
(剰余金)	(71,262)	(20.9)	(69,876)	(18.2)	(1,385)
中間配当積立金	4,700		4,700		-
製品開発積立金	4,000		4,000		-
特別償却準備金	45		37		8
圧縮記帳積立金	2,922		3,083		△161
別途積立金	51,821		50,121		1,700
当期未処分利益	7,772		7,933		△160
[うち当期純利益]	[5,062]		[7,507]		[△2,445]
(その他有価証券評価差額金)	(△337)	(△0.1)	(767)	(0.2)	(△1,104)
(自己株式)	(△95)	(△0.0)	(-)	(-)	(△95)
(資本合計)	(183,691)	(53.9)	(183,327)	(47.7)	(363)
負債及び資本合計	340,520	100	384,035	100	△43,514

（2）損益計算書

（単位：百万円）

科目		当期 自 平成13年4月 1日 至 平成14年3月31日 金額	百分比	前期 自 平成12年4月 1日 至 平成13年3月31日 金額	百分比	増減 金額	前年比
			%		%		%
経常損益の部	営業損益の部						
	売上高	328,268	100	312,931	100	15,336	4.9
	売上原価	244,194	74.4	232,772	74.4	11,422	4.9
	販売費及び一般管理費	63,786	19.4	62,855	20.1	930	1.5
	営業利益	20,287	6.2	17,303	5.5	2,983	17.2
	営業外損益の部						
	営業外収益	4,966	1.5	5,518	1.8	△552	△10.0
	（受取利息・受取配当金）	(743)		(1,007)			
	（その他）	(4,223)		(4,510)			
	営業外費用	7,497	2.3	10,477	3.4	△2,979	△28.4
	（支払利息）	(2,525)		(2,996)			
	（その他）	(4,972)		(7,480)			
	経常利益	17,755	5.4	12,344	3.9	5,410	43.8
特別損益の部	特別利益	120	0.0	671	0.2	△550	△82.1
	（関係会社株式売却益）	(-)		(375)			
	（貸倒引当金戻入額）	(114)		(296)			
	（固定資産売却益）	(4)		(-)			
	（投資有価証券売却益）	(0)		(-)			
	特別損失	9,568	2.9	717	0.2	8,851	1,234.4
	（投資有価証券評価損）	(4,730)		(417)			
	（関係会社株式評価損）	(1,945)		(-)			
	（出資金評価損）	(2,714)		(-)			
	（投資有価証券売却損）	(90)		(-)			
	（固定資産売却損）	(86)		(-)			
	（投資評価引当金繰入額）	(-)		(300)			
	税引前当期純利益	8,307	2.5	12,298	3.9	△3,991	△32.5
	法人税、住民税及び事業税	9,670	2.9	2,900	0.9	6,770	233.4
	法人税等調整額	△6,424	△1.9	1,891	0.6	△8,316	-
	当期純利益	5,062	1.5	7,507	2.4	△2,445	△32.6
	前期繰越利益	4,429		2,316			
	中間配当額	1,719		1,719			
	利益準備金積立額	-		171			
	当期未処分利益	7,772		7,933			

(3)利益処分案

（単位：百万円）

科目 ＼ 期別	当期	前期	増減
当期未処分利益	7,772	7,933	△160
任意積立金取崩額			
圧縮記帳積立金取崩額	149	161	△11
合計	7,922	8,094	△172
これを次のとおり処分いたします。			
利益準備金	―	178	△178
配当金	1,718	1,719	△0
（1株につき普通配当）	（6円50銭）	（6円50銭）	
取締役賞与金	45	60	△15
特別償却準備金	0	8	△8
別途積立金	1,700	1,700	―
合計	3,463	3,665	△201
次期繰越利益	4,458	4,429	28

（注）1.平成13年12月14日に、1,719百万円（1株につき6円50銭）の中間配当を実施しました。
2.特別償却準備金及び圧縮記帳積立金は、租税特別措置法の規定によるものであります。

重要な会計方針

1. 有価証券の評価基準及び評価方法

①満期保有目的の債券	………	償却原価法
②子会社株式及び関連会社株式	………	移動平均法による原価法
③その他有価証券		
時価のあるもの	………	期末日の市場価格等に基づく時価法
		(評価差額は、全部資本直入法により処理し、売却原価は移動平均法により算定)
時価のないもの	………	移動平均法による原価法
2. デリバティブ取引により生ずる債権及び債務の評価基準及び評価方法	………	時価法

3. たな卸資産の評価基準及び評価方法

①製品及び仕掛品	………	先入先出法に基づく低価法
②材料	………	先入先出法に基づく原価法

4. 固定資産の減価償却の方法

(1)有形固定資産	………	定率法
①車両運搬具、工具及び備品	………	法人税法に基づく耐用年数によっております。
②その他の有形固定資産	………	機能的耐用年数の予測に基づいて決定した当社所定の耐用年数によっております。
(2)無形固定資産	………	定額法 法人税法に基づく耐用年数によっております。 なお、将来の収益獲得が確実であると認められる自社利用のソフトウェアについては、社内における利用可能期間(3年)によっております。

5. 引当金の計上基準

(1)貸倒引当金

売掛金、貸付金等の債権の貸倒損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

(2)製品保証引当金

販売済製品に対して当社の保証期間内に発生が見込まれるアフターサービス費用を計上したもので、過去のアフターサービス費の実績額を基礎として、当社所定の基準により計上しております。

(3)退職給付引当金

従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産に基づき、当期末に発生していると認められる額を計上しております。なお、会計基準変更時差異(6，434百万円)については、5年による按分額を費用処理しております。

過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数(5年)による按分額を翌期より費用処理しております。

数理計算上の差異については、その発生時の従業員の平均残存勤務期間以内の一定の年数(5年)による按分額を翌期より費用処理しております。

(4)役員退職慰労金引当金

役員の退職慰労金の支出に備えるため、内規に基づく期末要支給額を計上しております。

6. リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

7. ヘッジ会計の方法

① ヘッジ会計の方法

繰延ヘッジ処理を採用しております。なお、為替予約が付されている外貨建売掛金については振当処理を行っております。

② ヘッジ手段とヘッジ対象

・ヘッジ手段・・・為替予約取引

・ヘッジ対象・・・外貨建売掛金の予定取引

③ ヘッジ方針

デリバティブに関する権限及び取引限度額等を定めた内部規程に基づき、為替変動リスクをヘッジしております。

④ ヘッジ有効性評価の方法

ヘッジ対象の相場変動、キャッシュ・フローとヘッジ手段の間に高い相関関係があることを確認し、有効性の評価としております。

8. その他財務諸表作成のための基本となる重要な事項

消費税等の会計処理は、税抜き方式によっております。

(追加情報)

自己株式

従来、貸借対照表の資産の部の流動資産「その他」に含めて表示しておりました自己株式は、法務省令「株式会社の貸借対照表、損益計算書、営業報告書及び附属明細書に関する規則」の改正により当期から資本に対する控除項目として資本の部の末尾に記載しております。なお、前期は、流動資産中「その他」に4百万円含まれております。

この変更に伴い、前期まで期中平均発行済株式総数に基づき算出しておりました1株当たり当期純利益は、当期から期中平均発行済株式総数から期中平均自己株式数を控除した株式数に基づき算出しております。

また、前期まで期末発行済株式総数に基づき算出しておりました1株当たり株主資本は、当期から期末発行済株式総数から期末自己株式数を控除した株式数に基づき算出しております。

注記事項

(貸借対照表関係)

(単位:百万円)

	当期	前期
1. 有形固定資産の減価償却累計額	104,068	111,398
2. 輸出為替手形割引高	58,635	65,886
3. 保証債務	55,975	53,510
(うち保証類似行為)	(33,980)	(37,244)
4. 自己株式の数及び貸借対照表価額	53,741 株	2,547 株
(なお当期より自己株式については資本の部の控除項目に変更しております)	95	4

5. 期末日満期手形

期末日満期手形の会計処理については、当期・前期の末日が金融機関の休日でしたが、満期日に決済が行われたものとして処理しております。当期・前期の末日満期手形の金額は、次のとおりであります。

	当期	前期
受取手形	154	128
支払手形	318	537

(損益計算書関係)

(単位:百万円)

1. 販売費及び一般管理費のうち主要な項目及び金額	当期	前期
広告・販売促進費	5,033	5,789
業務委託費	3,932	3,618
給料手当	14,743	14,194
賞与	7,327	6,961
退職給付費用	4,703	2,835
役員退職慰労金引当金繰入額	171	172
試験研究費	13,613	14,944
減価償却費	2,584	2,717

2. 一般管理費及び当期製造費用に含まれる研究開発費	29,040	29,485

3. 出資金評価損

出資金勘定にて保有する有価証券に対して個別に減損会計を適用したことにより発生したものであります。

(リース取引関係)

借手側

(1)リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (単位:百万円)

①リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	当期	前期
取得価額相当額	4,948	5,771
減価償却累計額相当額	2,827	3,354
期末残高相当額	2,121	2,416

②未経過リース料期末残高相当額

	当期	前期
1年以内	896	1,080
1年超	1,309	1,445
合計	2,206	2,526

③支払リース料、減価償却費相当額及び支払利息相当額

	当期	前期
支払リース料	1,308	1,408
減価償却費相当額	1,181	1,273
支払利息相当額	99	114

④減価償却費相当額及び利息相当額の算定方法

・減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

・利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

(2)オペレーティング・リース取引

		当期	前期
未経過リース料	1年以内	291	295
	1年超	316	303
	合計	607	598

(有価証券関係)

子会社株式及び関連会社株式で時価のあるものはありません。

(税効果関係)

繰延税金資産及び繰延税金負債の発生の主な原因別の内訳　　　　　　(単位：百万円)

	当　期	前　期
(繰延税金資産)		
たな卸資産	5,901	5,294
前払費用	1,420	1,080
未払賞与	1,242	1,116
有形固定資産	3,256	3,291
無形固定資産	1,190	425
税務上の繰延資産	640	1,038
退職給付引当金	969	-
投資評価引当金	-	1,313
投資有価証券評価損	2,189	174
子会社株式評価損	2,126	-
出資金評価損	1,134	-
その他有価証券評価差額金	242	-
その他	2,043	2,061
繰延税金資産合計	22,357	15,795
(繰延税金負債)		
その他有価証券評価差額金	-	△550
固定資産圧縮記帳積立金	△1,989	△2,095
特別償却準備金	△32	△32
繰延税金負債合計	△2,022	△2,678
繰延税金資産の純額	20,334	13,117

12. 後発事象

当社は平成14年4月1日に、当社の子会社であるオリンパスプロマーケティング株式会社の映像情報部門に属する営業を譲り受けました。その内容は下記のとおりであります。

①営業譲受先の概要
ア. 名　称:オリンパスプロマーケティング株式会社
イ. 所在地:東京都千代田区神田駿河台3丁目4番地
ウ. 代表者:代表取締役社長　高橋　功
エ. 資本金:1, 424百万円

②営業譲受けの目的
収益体質の改善が急務である映像事業において、研究開発、製造、販売を組織的に一元化して一貫した事業体制を構築することで、迅速な意思決定、タイムリーな市場ニーズへの対応および一層のコスト低減を実現し、よりスピーディーで収益力のある事業展開を図るためであります。

③営業譲受けの内容
オリンパスプロマーケティング株式会社の映像情報部門で取り扱うカメラ、デジタルカメラ、録音機、光磁気ディスク装置などに関する営業を譲り受けます。

１３．役員の異動

[平成１４年６月２７日付]

１．代表者の異動

該当ありません。

２．新任取締役候補者

取締役　常務執行役員　こ　みや　ひろし

映像システムカンパニー長　小　宮　弘（上席執行役員　映像システムカンパニー長）

３．退任予定取締役　せきもと　けんいち

専務取締役　関　本　健　一（当社常勤顧問）

４．執行役員の異動

〈新任執行役員〉

執行役員　やま　だ　ひで　お

ｱﾄﾞﾐﾆｽﾄﾚｰｼｮﾝ統括室長　山　田　秀　雄（ｱﾄﾞﾐﾆｽﾄﾚｰｼｮﾝ統括室長）

執行役員

Olympus Optical Co.　すず　き　まさたか

(Europa) GmbH 上席副社長　鈴　木　正　孝（Olympus Optical Co.(Europa) GmbH 上席副社長）

５．役員制度の変更

平成１４年６月２７日付で取締役の役付のうち専務と常務を廃止し、取締役制度の簡素化を図ります。また、執行役員の役付については上席執行役員を廃止し、新たに専務執行役員、常務執行役員を設けます。

なお、取締役のうち業務執行を担当する者は執行役員を兼務することとし、常務取締役の遊佐厚、寺田昌章、宮田耕治および取締役の小坂信也は常務執行役員を、取締役の米窪健および大久保雅治は執行役員をそれぞれ兼務いたします。

株主総会後の取締役、監査役および執行役員の新体制は次の通りになる予定です。

代表取締役会長	岸本　正壽	
代表取締役社長	菊川　剛	
取締役	下山　敏郎	
取締役常務執行役員	遊佐　厚	
取締役常務執行役員	寺田　昌章	
取締役常務執行役員	宮田　耕治	
取締役常務執行役員	小宮　弘	(新任取締役)
取締役常務執行役員	小坂　信也	
取締役執行役員	米窪　健	
取締役執行役員	大久保　雅治	
常勤監査役	太田　稔	
常勤監査役	古俣　齊	
監査役	生駒　誠也	
監査役	河島　宏資	
執行役員	降籏　廣行	
執行役員	長崎　達夫	
執行役員	森　武幸	
執行役員	柳澤　一向	
執行役員	髙木　幹夫	
執行役員	市川　和夫	
執行役員	小島　佑介	
執行役員	森嶌　治人	
執行役員	山田　秀雄	(新任執行役員)
執行役員	鈴木　正孝	(新任執行役員)

(Translation)

June 12, 2002

To the Shareholders:

NOTICE OF THE 134TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 134th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially invited to attend the meeting.

Since voting rights can be exercised in writing even if you are not present at the meeting, please go over the "EXPLANATORY INFORMATION RELATING TO VOTING" set forth below and send us by return mail the enclosed voting form indicating your approval or disapproval of the propositions and affixing your seal registered with the Company.

Yours very truly,

Tsuyoshi Kikukawa
President and Representative Director

Olympus Optical Co., Ltd.
43-2, Hatagaya 2-chome,
Shibuya-ku, Tokyo

Description

1. Date and hour:

June 27 (Thursday), 2002, 10:00 a.m.

2. Place:

Head Office, Olympus Optical Co., Ltd.
43-2, Hatagaya 2-chome, Shibuya-ku, Tokyo

3. Matters forming the objects of the meeting:

Matters to be reported:

Report on the balance sheet as of March 31, 2002 and the business report and statement of income for the 134th business year (from April 1, 2001 to March 31, 2002).

Matters to be resolved:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 134th business year

Proposition No. 2: Amendment to the Articles of Incorporation

An outline of the proposition is as set forth in the "EXPLANATORY INFORMATION RELATING TO VOTING" from page 22 to page 34.

Proposition No. 3: Election of one Director

Proposition No. 4: Granting of retirement gratuities to the retiring Director

\- - - - -

In attending the meeting, please present the enclosed voting form to a receptionist at the meeting.

(Attached document)

BUSINESS REPORT

(For the period from April 1, 2001 to March 31, 2002)

I. Outline of business activities

1. Business trend and achievement:

The Japanese economy during the business year under review showed no sign of recovery as private spending remained slow against the background of the bad loan problem and job insecurity and corporate capital investments decreased. Overseas, the burst of the information technology (IT) bubble evolving out of the United States triggered a globally simultaneous economic slowdown and the situations became severer for corporate management.

Under these business circumstances, the Company, based on its middle- and long-range management strategy "99 Fundamental Management Plan," actively engaged in business activities by focusing on the following measures to boost growth potential and profitability.

(1) To boost growth potential

In its existing businesses, the Company has concentrated its efforts on introducing new technologies to add higher value to its products and expanding peripheral businesses of its core products. The Company has also focused its management resources on developing new businesses that will become core businesses. In the area of digital cameras, the Company had a tough time in terms of profit as competition intensified and prices decreased. However, the business grew to account for one-third (1/3) of overall sales of the Company, or over ¥100 billion.

(Note) In this business report,

1. all amounts are given by disregarding fractions of a million yen;
2. all numbers of shares are given by disregarding fractions of a thousand shares; and
3. the business divisions have been reclassified according to the Groups and Centers effective in the business year under review, as a result of a reform to the management system of the Company and the introduction of an internal company system in April 2001. For the purpose of comparison, the figures for the previous business year were calculated based on the same standard applicable to the business year under review.

(2) To boost profitability

The Company has reformed its existing business structures drastically and by reducing inventories and locally procuring components overseas, improved efficiency to minimize costs, whereby boosting profitability. Specifically, in the imaging systems division where the improvement of its profit-earning capacity is urgently required, the Company has sought to systematically integrate its research and development, manufacture and marketing and optimize the location of its bases in order to establish a structure to respond to market needs speedily and be viable in the competitive market. In April 2002, the Company implemented the relevant organizational changes and integration of the bases.

(3) Implementation of reforms to operating structures

To raise business speed and efficiency as well as change the mind-set of all employees, in its bid to maximize its enterprise value, the Company implemented reforms to its operating structures comprised of the introduction of an internal company system and a reform to the Board of Director. In April 2001, the operating divisions were reorganized into three internal companies (or Groups) according to the market segments from the viewpoint of customers and the staff units were reorganized into two Centers, whereby building up its stand-alone operation of the Groups and support system of the Centers. Furthermore, in June 2001, for the purpose of separating the function of decision-making on management and supervision from the function of business operations to speed up business operations and establish clear lines of responsibility, the Company reformed the Board of Directors and introduced a system of executive officers.

As a result of these efforts, the Company recorded increases in net sales in seven consecutive business years, accounting for ¥328,268 million for the business year under review (a 4.9% increase from the previous business year), as exports in the medical systems division increased substantially. To list a breakdown of net sales, domestic sales accounted for ¥97,907 million (29.8%) and exports accounted for ¥230,360 million (70.2%). As to profit, due to increased sales as well as the depreciation of the yen against the US dollar and euro, the Company earned record high ordinary income, accounting for ¥17,755 million (a 43.8% increase from the previous business year). However, due to the downward stock market, the Company recorded ¥9,568 million of revaluation losses of investment securities and capital stocks of subsidiaries as special losses. Consequently, net income for the year amounted to ¥5,062 million (a 32.6% decrease from the previous business year).

2. Performance by business division:

Imaging systems division:

In the fast-growing digital camera market, competition has further intensified and low-budget products have been launched. The Company was required urgently to improve its profit-earning capability. On the other hand, the compact camera market, both in and outside of Japan, was forced to contract due to the rapid prevalence of digital cameras.

Under these circumstances, as to digital cameras, the Company launched "CAMEDIA

C-700 ULTRAZOOM" mounted with an optical 10x zoom lens and a 4-mega-pixel CCD (charge-coupled device) compact camera mounted with a 3x zoom lens "CAMEDIA C-40 ZOOM", which sold steadily both in and outside of Japan. Consequently, the Company recorded an increase in net sales while price reduction continued in the market in general. As to compact cameras, to spur demand, the Company launched new lines of "μ [mju:] Series", the accumulated volume of shipments of which amounted to 20 million. However, affected by the contracted market, net sales declined. As to recorders, sales of digital recorders increased favorably.

Consequently, net sales in the imaging systems division amounted to ¥157,155 million (a 2.2% increase from the previous business year).

Medical systems division:

As to medical endoscopes, the Company offered a total medical support covering "diagnosis to treatment" and promoted packaged marketing including maintenance services to spur replacement demand. Sales of its endoscope video system "EVIS EXERA" and colonoscopes increased, specifically in the United States. In its peripheral area, sales of surgical endoscopes, ultrasonic endoscopes and operative instruments increased steadily and contributed to an increase in overall sales of the Company. Sales of biological microscopes increased, specifically overseas, as the market for research and education in Europe remained favorable and the Company got a big order from Brazil. As to blood analyzers, sales of a flagship model of its biochemical analyzers "AU5400" for the United States increased. Additionally, in Europe, the Company promoted a "system business" by which the Company supplies analyzers combined with reagents and supplies and earns income according to the number of tests, and the export volume of analyzers increased.

Consequently, net sales in the medical systems division amounted to ¥128,824 million (a 14.3% increase from the previous business year).

Industrial systems division:

As to industrial endoscopes, sales of a new videoscope "IPLEX" increased favorably and the Company's efforts to promote its products via the Internet proved successful. Thus, net sales increased from the previous business year. Sales of handy information terminals supplied to the Company's business partners in the United States increased steadily. As to industrial microscope, the Company exerted efforts to expand sales by launching new inverted metaloscopes that employ infinity-corrected optical systems and can produce clearer observed images. However, due to a decline in capital investments in the overall industrial market and the global IT recession, sales in and outside of Japan decreased. As to magneto-optical disk drives, due to the launch of new products, the market share increased and unit sales were on a par with the previous business year. However, market prices plunged and net sales decreased.

Consequently, net sales in the industrial systems division amounted to ¥38,018 million (a 14.4% decrease from the previous business year).

Other businesses:

As from the business year under review, the Company started to market components for game machines and sales increased steadily. Additionally, sales of IC boards for plasma displays supplied to its business partners increased.

Consequently, net sales in other businesses amounted to ¥4,269 million (a 100.1% increase from the previous business year).

3. Research and development:

The Company has engaged in research and development activities to materialize its corporate business philosophy "Social-In", which emphasizes aligning its values with those of society at large and facilitating the creation of new values for society and people's life. On the basis of "opto-digital technology," an integration of the Company's cutting-edge optical technology and digital technology, the Company has promoted technological developments focusing on more downsized, finer and more diversified products in the businesses of imaging systems, medical systems and industrial systems.

To cite an example of integration of micro optical and electronic features, the Company has developed optical scanners utilizing silicon micro machining technology, which are mounted on scanning laser microscopes. The Company has also launched "MEMS (Micro-Electro-Mechanical Systems) Foundry Services" that provide third-party users with its proprietary technology. In the area of genome, the Company has materialized systems enabling more accurate measurement of genetic information, whereby developing technologies for the future.

4. Environmental protection:

In 1992, the Company established "Olympus Environmental Principles." Based on the philosophy of "respecting nature and the safety and health of mankind and contributing to the reestablishment of a healthy environment and a society in which sustainable development is possible through ecologically compatible technological development and business practices," the Company has committed itself to tackling environmental issues according to its "Basic Environmental Plan," which is to be established every three years.

Consequently, the Company acquired the certification of ISO 14001, an international standard for environmental management systems, for its major manufacturing facilities by the business year ended March 31, 2001, as well as for its manufacturing facilities in Europe in the business year ended March 31, 2002. In August 2001, the Company published an "Olympus Environmental Report 2001," which provided a summary of its environmental initiatives.

Furthermore, the Company has inaugurated an "Olympus Ecology Vision 21," defining its corporate philosophy for the strengthening of the company-wide organization for environmental protection, development of environmental technologies and supply of environment-friendly products.

5. Investment in plant and equipment and financing:

(1) Investment in plant and equipment:

Investment in plant and equipment during the business year under review totaled approximately ¥5,300 million; specifically, ¥2,100 million was invested in manufacturing facilities for production rationalization and metal molds of new products and ¥1,100 million was invested to expand research and development facilities.

(2) Financing:

There is nothing of significance to be reported.

6. Future challenges:

The Japanese economy still remains in a difficult condition. However, against the background of resolute restructuring on the government's initiative and prospective improvement in the US economy, growth, specifically in private sector demand, is expected to slowly get on the move later in the year.

To respond to the rapidly changing market environment and intensifying competition, speedier decision-making than ever before is required of corporate management.

Under these circumstances, pursuant to the new President's slogan "Creative Destruction and Innovation," the Company will change its mind-set from new perspectives without adhering to the existing values and focus on the creation of values by making speed a top priority not to fall behind changes in society. The Company has inaugurated a middle- and long-range management strategy "02 Fundamental Management Plan" to define its ideal image in five years, effective April 1, 2002. Based on this plan, the Company will seek to improve growth potential and profitability, as well as boost its brand strength in its bid to maximize its enterprise value. By giving brand strength the status of an important corporate asset, the Company will focus its efforts on winning consumer confidence through its high-quality corporate activities as a whole, including the offering of quality products and services, among other things. Through these series of corporate restructuring and the boosting of brand strength, the Company will improve profitability of its imaging systems division, specifically and lead each internal company (or Group), which was inaugurated in 2001, to attain an autonomous and self-sustained growth.

The Company cordially seeks further understanding and support of the shareholders.

7. Recent business performance and assets:

	131st April 1, 1998 - March 31, 1999	**132nd** April 1, 1999 - March 31, 2000	**133rd** April 1, 2000 - March 31, 2001	**134th (current)** April 1, 2001 - March 31, 2002
Net sales (millions of yen)	257,391	279,446	312,931	328,268
Ordinary income (millions of yen)	10,057	7,888	12,344	17,755
Net income for the year (millions of yen)	4,779	(5,089)	7,507	5,062
Net income per share for the year (yen)	18.07	(19.24)	28.39	19.14
Total assets (millions of yen)	364,215	367,735	384,035	340,520
Net assets (millions of yen)	185,359	178,491	183,327	183,691
Net assets per share (yen)	700.87	674.90	693.18	694.70

II. Outline of the Company (as of March 31, 2002)

1. Major businesses: Manufacture and sale of imaging, medical, industrial and other systems

Imaging systems business:	Cameras, digital cameras and recorders
Medical systems business:	Medical endoscopes, blood analyzers and biological microscopes
Industrial systems business:	Industrial microscopes, industrial endoscopes, printers, magneto-optical disk drives, printers, barcode scanners and measuring equipment
Other businesses:	Other products

2. Main offices and plants:

(Translation omitted)

3. State of shares:

(1) Total number of shares authorized to be issued by the Company: 1,000,000,000 shares

(2) Total number of issued shares: 264,472,608 shares

(3) Number of shareholders as of March 31, 2002: 20,622 persons

(4) Principal shareholders:

Name	Shares in the Company held by principal shareholder		Shares in principal shareholder held by the Company	
	Number of shares (thousand shares)	Shareholding ratio (%)	Number of shares (thousand shares)	Shareholding ratio (%)
Nippon Life Insurance Company	21,893	8.28	-	-
Sumitomo Mitsui Banking Corporation	13,222	5.00	4,184	0.07
The Mitsubishi Trust and Banking Corporation (Trust account)	11,293	4.27	-	-
UFJ Bank Limited	10,521	3.98	-	-
The Bank of Tokyo-Mitsubishi, Ltd.	7,771	2.94	-	-
Japan Trustee Services Bank, Limited (Trust account)	7,285	2.75	-	-
UFJ Trust Bank Limited	5,992	2.27		
State Street Bank and Trust Company 505041	5,875	2.22	-	-
The Chase Manhattan Bank NA London SL Omnibus Account	4,834	1.83	-	-
The Tokio Marine and Fire Insurance Co., Ltd	4,685	1.77	-	-

4. Acquisition, disposition and possession by the Company of its own shares

(1) Acquisition of shares:
Acquisition by purchase of less-than-one-unit shares
Shares of common stock 124,000 shares
Total amount ¥229 million

(2) Disposition of shares:
Shares of common stock 73,000 shares
Total amount ¥138 million

(3) Shares held as of March 31, 2002
Shares of common stock 53,000 shares

5. State of employees:

(Translation omitted)

6. State of business affiliations

(1) State of major subsidiaries:

Name	Capital stock or equity participation	Shareholding ratio (indirect shareholding ratio)	Major businesses
Olympus ProMarketing, Inc.	¥1,424 million	82.1% (10.4%)	Sale of the Company's products in Japan
Olympus Opto-Electronics Co., Ltd.	¥240 million	100.0%	Manufacture of endoscopes, recorders and cameras
Olympus USA Incorporated	US$72,500 thousand	100.0%	Holding company responsible for general business plans and financial assistance for its related companies in the United States
Olympus America Inc.	US$62,782 thousand	100.0% (100.0%)	Sale of the Company's products in the United States
Olympus Optical Co. (Europa) GmbH	Euro29,143 thousand	100.0%	Sale of the Company's products in Europe

(2) Results of business combinations:

The Company has 68 consolidated subsidiaries, including the above five major subsidiaries and six companies subject to the equity method. Consolidated net sales totaled ¥528,400 million and consolidated net income totaled ¥10,200 million.

7. Principal lenders:

Lender	Balance of borrowings	Shares in the Company held by Lender (shareholding ratio)	
		(shares)	(%)
Sumitomo Mitsui Banking Corporation	¥630 million	13,222 thousand	5.00
UFJ Bank, Limited	¥230 million	10,521 thousand	3.98

8. Directors and Statutory Auditors:

Title	Name
Chairman and Representative Director	Masatoshi Kishimoto
President and Representative Director	Tsuyoshi Kikukawa
Senior Managing Director	Kenichi Sekimoto
Managing Director	Atsushi Yusa
Managing Director	Masaaki Terada
Managing Director	Kouji Miyata
Director and Supreme Advisor	Toshiro Shimoyama
Director	Ken Yonekubo
Director	Shinya Kosaka
Director	Masaharu Ohkubo
Full-time Statutory Auditor	Minoru Ohta
Full-time Statutory Auditor	Hitoshi Komata
Statutory Auditor	Seiya Ikoma
Statutory Auditor	Koushi Kawashima

9. Important facts relating to the state of the Company which occurred subsequent to the closing of accounts:

As of April 1, 2002, the Company acquired by assignment the business of imaging and information of Olympus ProMarketing, Inc., a subsidiary of the Company. The particulars are as follows:

(1) Outline of the assignor of the business:

a. Trade name: Olympus ProMarketing, Inc.

b. Location: 4, Kanda-Surugadai 3-chome, Chiyoda-ku, Tokyo

c. Representative: Isao Takahashi, President and Representative Director

d. Capital: ¥1,424 million

(2) Purpose of the acquisition of the business:

In the imaging systems business of the Company that urgently requires improvement of its profit-earning basis, the Company intends to establish an organizationally unilateral system integrating research and development, manufacture and marketing to materialize speedy decision-making, timely response to market needs and further cost reduction, whereby developing more speedy and profit-earning business.

(3) Content of business acquired:

The Company has acquired the business concerning cameras, digital cameras, recorders, magneto-optical disk drives, etc. of the imaging and information division of Olympus ProMarketing, Inc.

BALANCE SHEET
(As of March 31, 2002)

(Million yen)

Assets	
Current assets:	197,891
Cash and deposits	70,733
Trade notes receivable	692
Trade accounts receivable	42,818
Securities	34,996
Finished goods	19,255
Materials	1,449
Goods in process	10,405
Accounts receivable - others	4,278
Deferred tax assets	9,817
Other current assets	3,589
Allowance for doubtful accounts	(146)
Fixed assets:	142,629
Tangible fixed assets	47,531
Buildings	16,886
Structures	849
Machinery and equipment	6,068
Motor vehicles	22
Tools, furniture and fixtures	8,338
Land	15,290
Construction in progress	74
Intangible fixed assets	1,679
Patents	661
Trademark rights	64
Software	674
Software suspense account	230
Utility rights	49
Investments, etc.	93,418
Investment securities	29,678
Capital stocks of subsidiaries	16,212
Equity participation	28,026
Equity participation in subsidiaries	4,974
Long-term loans receivable	1,592
Deferred tax assets	10,517
Other investments, etc.	2,763
Allowance for doubtful accounts	(346)
Total Assets	340,520

(Million yen)

Liabilities

Current liabilities:	88,344
Trade notes payable	4,505
Trade accounts payable	36,123
Short-term loans payable	1,400
Bonds redeemable within one year	10,000
Accounts payable - others	9,683
Accrued expenses payable	16,471
Accrued corporate income taxes	7,084
Accrued warranty cost	987
Other current liabilities	2,089
Fixed liabilities:	68,484
Bonds	65,000
Long-term deposit	34
Allowance for employee retirement benefits	2,408
Allowance for officers' retirement gratuities	1,041
Total Liabilities	156,829

Shareholders' Equity

Capital:	**40,832**
Legal reserve:	**72,029**
Capital reserve	**65,528**
Earned reserve	**6,501**
Surplus:	**71,262**
Reserve for interim dividends	**4,700**
Reserve for product development	**4,000**
Reserve for special depreciation	**45**
Reserve for advanced depreciation	**2,922**
General reserve	**51,821**
Unappropriated retained earnings for the year	**7,772**
(Net income for the year	**5,062)**
Revaluation difference of other securities	**(337)**
Treasury stock	**(95)**
Total Shareholders' Equity	**183,691**
Total Liabilities and Shareholders' Equity	340,520

STATEMENT OF INCOME

(For the period from April 1, 2001to March 31, 2002)

(Million yen)

Ordinary Income and Loss

Operating income and loss:	
Net sales	328,268
Cost of sales	244,194
Selling, general and administrative expenses	63,786
Operating income	**20,287**
Non-operating income and loss:	
Non-operating income	4,966
Interest received	218
Dividends received	524
Income from lease of fixed assets	2,604
Royalties of patent rights	1,493
Other non-operating income	124
Non-operating expenses	7,497
Interest paid	77
Interest on bonds	2,448
Cost of sale of bills	2,031
Depreciation of loan assets, etc.	1,696
Other non-operating expenses	1,244
Ordinary income	**17,755**

Special income and loss

	120
Special income	114
Transfer to allowance for doubtful accounts	5
Other special income	9,568
Special loss	4,730
Revaluation loss of investment securities	2,714
Revaluation loss of equity participation	1,945
Revaluation loss of capital stocks of subsidiaries	176
Other special loss	
Income before tax for the year	**8,307**
Corporate income taxes, inhabitant taxes and enterprise taxes	9,670
Interperiod tax allocation	(6,424)
Net income for the year	**5,062**
Retained earnings brought forward from the previous year	4,429
Interim dividends	1,719
Unappropriated retained earnings for the year	**7,772**

(Notes)
1. The figures are given by disregarding fractions of a million yen.
2. Sales to subsidiaries: ¥275,012 million
3. Purchases from subsidiaries: ¥120,411 million
4. Amount of transactions other than operating transactions with subsidiaries: ¥3,091 million

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(Yen)
Unappropriated retained earnings for the year	
Reversal of voluntary reserve	7,772,134,027
Reversal of reserve for advanced depreciation	149,913,888
Total:	7,922,047,915
To be appropriated as follows:	
Dividends (¥6.50 per share)	1,718,722,636
Bonuses to Directors	45,000,000
Reserve for special depreciation	170,192
General reserve	1,700,000,000
Retained earnings brought forward to the next year	4,458,155,087

Copy of Account Auditors' Audit Report

AUDIT REPORT

May 14, 2002

Mr. Tsuyoshi Kikukawa
President and Representative Director
Olympus Optical Co., Ltd.

Asahi & Co.

By Katsushi Itako (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Tsunehiro Oki (seal)
Certified Public Accountant
Representative Partner
Participating Partner

In accordance with the provisions of Article 2 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan, we, the oversigned auditing firm, audited the balance sheet, statement of income, business report (to the extent it relates to accounting) and proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) for the 134th business year of Olympus Optical Co., Ltd. (the "Company") covering the period from April 1, 2001 to March 31, 2002. The portion of the business report and the accompanying detailed statements relating to accounting consisted of those of the matters contained therein which were stated on the basis of the entries in the Company's accounting books.

In making such audit, we complied with generally accepted fair and reasonable auditing standards and followed such auditing procedures as should normally be followed. The auditing procedures include those followed in respect of any subsidiary of the Company as we deemed necessary.

As a result of such audit, we are of the opinion:

(1) That such balance sheet and statement of income present fairly the state of the property

and income and loss of the Company in accordance with the laws, ordinances and the Articles of Incorporation;

(2) That the business report (to the extent it relates to accounting) presents fairly the state of the Company in accordance with the laws, ordinances and the Articles of Incorporation;

(3) That the proposed appropriation of retained earnings is in conformity with the laws, ordinances and the Articles of Incorporation; and

(4) That, with respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the Commercial Code of Japan.

As an important fact relating to the state of the Company which occurred subsequent to the closing of accounts, it is reported in the business report that as of April 1, 2002, the Company acquired by assignment the business of the imaging and information division of Olympus ProMarketing, Inc., a subsidiary of the Company.

There is no such relation of interests between the Company and this auditing firm or any participating partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

Copy of Board of Statutory Auditors' Audit Report

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 134th business year from April 1, 2001 to March 31, 2002, prepared this audit report upon deliberation and hereby report as follows:

1. Method of audit by Statutory Auditors in outline:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, etc., reports on the business operations, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company and required the subsidiaries to render reports on their business operations whenever necessary. We also required the Company's Account Auditors to render reports on and accounts of their audit and examined the accounting statements and their accompanying detailed statements.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, etc., we, in addition to following the aforementioned method of audit, whenever necessary required Directors, etc. to render reports on and made a full investigation into the state of any transaction in question.

2. Results of audit:

We are of the opinion:

(1) That the method and results of the audit made by the Account Auditors, Asahi & Co., are proper;

(2) That the business report presents fairly the state of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(3) That the proposition relating to the appropriation of retained earnings has nothing to be pointed out in the light of the state of property of the Company and other circumstances;

(4) That the accompanying detailed statements present fairly the matters to be stated

therein and contain nothing to be pointed out; and

(5) That in connection with the performance by Directors of their duties, no dishonest act or material fact of violation of laws, ordinances or the Articles of Incorporation exists.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, etc., we find no breach of duties on the part of the Directors.

May 16, 2002

Board of Statutory Auditors
Olympus Optical Co., Ltd.

Minoru Ohta (seal)
Full-time Statutory Auditor

Hitoshi Komata (seal)
Full-time Statutory Auditor

Masaya Ikoma (seal)
Statutory Auditor

Koushi Kawashima (seal)
Statutory Auditor

(Note) Statutory Auditors Masaya Ikoma and Koushi Kawashima are external auditors as provided for in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan.

- END -

EXPLANATORY INFORMATION RELATING TO VOTING

1. Total number of voting rights of all the shareholders:

   261,589 rights

2. Propositions and explanatory information:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 134th business year

The proposed appropriation of retained earnings for the business year under review is as set forth on page 18 herein.

With regard to dividends for the business year under review, the operating conditions surrounding the Company still remain severe. However, in appreciation of the shareholders' support, management proposes to pay a dividend of ¥6.50 per share.

Proposition No. 2: Amendment to the Articles of Incorporation

1. Reasons for the amendment:

(1) As of October 1, 2001, the "Law to Amend Part of the Commercial Code, Etc." of Japan (2001 Law No. 79) became effective, which includes (i) the abolition of the system of par value shares, (ii) the creation of the system of a unit of shares (*tan-gen-kabu*) and (iii) the abolition of the "Law Concerning Special Exceptions to the Commercial Code Relating to Procedures of Cancellation of Shares" of Japan. Accordingly, management proposes to make required amendment to the existing Articles of Incorporation, including amendment or abolition of the provisions of Articles 6, 7, 9, 10, 17 and 25 and the establishment of a new Article 6.

(2) As of April 1, 2002, the "Law to Amend Part of the Commercial Code, Etc." (2001 Law No. 128) became effective, which includes (i) the electronic treatment of the register of shareholders and (ii) the replacement of convertible bonds by bonds with new share subscription rights. Accordingly, management proposes to make required amendment to the existing Articles of Incorporation, including amendment or abolition of the provisions of Articles 11, 15, 32, 33 and 35.

(3) Management proposes to delete the existing Article 8 (Denominations of share certificates), the content of which is to be abandoned to the proposed Article 9 (Share Handling Regulations).

(4) With regard to the existing Article 19 (Convening of meetings of the Board of Directors) and Article 27 (Convening of meetings of the Board of Statutory Auditors), management proposes to shorten the period of notice from four (4) days to three (3)

days to steer such meetings with agility.

(5) In addition to the above, management proposes to create and move provisions and change expressions to rearrange wording.

2. Particulars of the amendment:

The particulars of the proposed amendment are set forth below:

(Underlines show amendment)

Existing Articles of Incorporation	Proposed amendment
(Trade name)	(Trade name)
Article 1. The Company shall be called Olympus Kogaku Kogyo Kabushiki Kaisha (OLYMPUS OPTICAL CO., LTD. in English).	Article 1. The Company shall be called Olympus Kogaku Kogyo Kabushiki Kaisha, which shall be written OLYMPUS OPTICAL CO., LTD., in English.
(Objectives)	(Objectives)
Article 2. The objectives of the Company shall be to conduct the following activities:	Article 2. The objectives of the Company shall be to engage in the following businesses:
1. Manufacture and sale of microscopes, cameras, precision measuring instruments and other optical machinery.	1. Manufacture and sale of microscopes, cameras, precision measuring instruments and other optical machinery;
2. Manufacture and sale of equipment for medical treatment, veterinary treatment, office machines and other general machinery and equipment.	2. Manufacture and sale of equipment for medical treatment, equipment for veterinary treatment, office machines and other general machinery and equipment;
3. Manufacture and sale of electrical machinery and equipment and communication machinery and equipment.	3. Manufacture and sale of electrical machinery and equipment and communication machinery and equipment;
4. Manufacture and sale of pharmaceuticals and industrial chemicals.	4. Manufacture and sale of pharmaceuticals and industrial chemicals;
5. Development and sale of	5. Development and sale of

software and information processing business by computer.	software and information processing business by computer;
6. Export and import of any of the products mentioned in the foregoing items and their related merchandise.	6. Export and import of any of the products mentioned in the foregoing items and their related merchandise;
7. Business of making clinical examinations and water analyses on consignment.	7. Business of making clinical examinations and water analyses on consignment; and
8. Any and all businesses incidental or relating to the foregoing items.	8. Any and all businesses incidental or relating to the foregoing items.
(Head office)	(Location of head office)
Article 3. The Head Office of the Company shall be located in Shibuya-ku, Tokyo.	Article 3. The Head Office of the Company shall be located in Shibuya-ku, Tokyo.
(Public notice)	(Method of giving public notices)
Article 4. Public notice of the Company shall be given by inserting them in the Nihon Keizal Shimbun published in Tokyo.	Article 4. Public notices of the Company shall be given by inserting them in the Nihon Keizai Shimbun published in Tokyo.
Chapter II. Shares	**Chapter II. Shares**
(Total number of shares)	(Total number of shares to be issued)
Article 5. The total number of shares authorized to be issued by the Company shall be 1,000,000,000.	Article 5. The total number of shares authorized to be issued by the Company shall be 1,000,000,000 shares.
(Retirement of Shares)	(To be deleted)
Article 6. The Company may, by resolution of the Board of Directors and in accordance with laws and ordinances, purchase and cancel its own shares by appropriation of profits when the Board deems it especially necessary by taking into	

consideration the economic situations, the Company's state of business and property and other factors.	
2. Upon adopting the resolution under the preceding paragraph, the class, number and total purchase price of the shares to be purchased must be determined.	
3. The total number of shares that can be purchased and canceled under the first paragraph hereof shall be 26,447,000 shares.	
(Amount of each par value share)	(To be deleted)
Article 7. The amount of each share having par value to be issued by the Company shall be 50 yen.	
(To be established)	(Number of shares to constitute one unit (*tan-gen*) and non-issuance of certificates for shares constituting less than one unit (*tan-gen*))
	Article 6. The number of shares to constitute one unit (*tan-gen*) of shares of the Company shall be 1,000 shares.
	2. The Company shall not issue certificates representing any number of shares constituting less than one unit (*tan-gen*) ("less-than-one-unit (*tan-gen*) shares"), except for cases considered necessary for the benefit of shareholders, which shall be governed as provided for in the Share Handling Regulations.
(Denominations of share certificates)	(To be deleted)
Article 8. Share certificates to be issued by the Company shall be in the denominations of 1 share, 10 shares, 50 shares, 100 shares, 500 shares, 1,000 shares, 10,000 shares and 100,000 shares; provided, however, that for any number of shares falling short of one hundred, a certificate	

representing such number of shares may be issued.	
(Share Handling Regulations)	(To be moved to the proposed Article 9)
Article 9. The registration of a transfer of shares of the Company and other Procedures for shares and fees therefor shall be governed by the "Share Handling Regulations" to be established by the Board of Directors.	
(To be moved from the existing Article 11)	(Record date) Article 7. The Company shall treat the shareholders (including the beneficial shareholders; the same applies hereinafter) with voting rights appearing or recorded in the final register of shareholders (including the final register of beneficial shareholders; the same applies hereinafter) as of March 31 of each year as the shareholders entitled to exercise their rights at the Ordinary General Meeting of Shareholders relating to the relevant closing of accounts. 2. If it is necessary, in addition to the preceding paragraph, the Company may, upon giving advance public notice in accordance with the resolution of the Board of Directors, extraordinarily fix a record date.
(Transfer agent)	(Transfer agent)
Article 10. The Company shall have a transfer agent with respect to shares.	Article 8. The Company shall have a transfer agent with respect to its shares.
The transfer agent and its place of business shall be selected by resolution of the Board of Directors and public notice shall be given of such matters.	2. The transfer agent and its place of business shall be selected by resolution of the Board of Directors and public notice shall be given thereof.
The register of shareholders (including the register of beneficial shareholders; the same applies hereinafter) of the Company shall be kept at the place of business of the transfer agent and the	3. The register of shareholders of the Company shall be kept at the place of business of the transfer agent and the business with respect to its shares, such as the

business with respect to shares such as the registration of a transfer of shares, registration of a pledge or indication of trust property and cancellation thereof, delivery of share certificates, non-possession of share certificates, purchase of less-than-one-unit (*tan-i*) shares, acceptance of notices of beneficial shareholders, receipt of various notifications, etc. shall be handled by the transfer agent, and not by the Company.	registration of a transfer of shares and purchase of less-than-one-unit (*tan-gen*) shares, shall be handled by the transfer agent, and not by the Company.
(Record date) Article 11. The Company shall treat the shareholders (including the beneficial shareholders; the same applies hereinafter) with voting rights appearing in the register of shareholders as at the end of each business year as the shareholders entitled to exercise their rights at the Ordinary General Meeting of Shareholders for such business year. If it is necessary, in addition to the preceding paragraph, the Company shall, upon giving advance public notice in accordance with the resolution of the Board of Directors, treat the shareholders or the registered pledgees appearing in the register of shareholders as of a certain specified date as the shareholders or the pledgees entitled to exercise their rights.	(To be moved to the proposed Article 7)
(To be moved from the existing Article 9)	(Share Handling Regulations) Article 9. The denominations of share certificates of the Company, the registration of a transfer of shares, purchase of less-than-one-unit (*tan-gen*) shares and other handlings of shares and the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors, in addition as provided for in laws or ordinances or in these Articles of Incorporation.

Chapter III. General Meeting of Shareholders	Chapter III. General Meeting of Shareholders
(Convening of meetings)	(Convening of General Meetings of Shareholders)
Article 12. The Ordinary General Meeting of Shareholders shall be convened within three (3) months after the closing of accounts for each business year. An Extraordinary General Meeting of Shareholders may be convened from time to time as the necessity arises.	Article 10. The Ordinary General Meeting of Shareholders of the Company shall be convened within three (3) months after the close of each business year. An Extraordinary General Meeting of Shareholders may be convened from time to time as the necessity arises.
General Meetings of Shareholders shall, except as otherwise provided for in laws or ordinances, be convened by the President by resolution of the Board of Directors.	
(Chairman)	(Convener and chairman)
Article 13. The President shall act as chairman of the General Meeting of Shareholders. In case the President is prevented from so acting, another Director shall act in his place in the order previously fixed by resolution of the Board of Directors.	Article 11. General Meetings of Shareholders shall, except as otherwise provided for in laws or ordinances, be convened by the President by resolution of the Board of Directors, who shall act as chairman thereat.
	2. In case the President is prevented from so acting, another Director shall convene a General Meeting of Shareholders and act as chairman thereat in the order previously fixed by resolution of the Board of Directors.
(Requirement for ordinary resolution)	(Method of adopting resolutions)
Article 14. An ordinary resolution of the General Meeting of Shareholders shall, except as otherwise provided for in laws or ordinances or in these Articles of Incorporation, be adopted by a majority of the votes of the shareholders present.	Article 12. A resolution of the General Meeting of Shareholders shall, except as otherwise provided for in laws or ordinances or in these Articles of Incorporation, be adopted by a majority of the votes of the shareholders present.
(Exercise of voting rights by proxy)	(Exercise of voting rights by proxy)

Article 15. A shareholder may exercise his voting rights by proxy who shall be another shareholder with voting rights.	Article 13. A shareholder may exercise his voting rights by proxy who shall be another shareholder of the Company with voting rights. 2. Such shareholder or such proxy shall present to the Company a document showing the power of representation for each General Meeting of Shareholders.
Chapter IV. Directors and Board of Directors	**Chapter IV. Directors and Board of Directors**
(Number)	(Number)
Article 16. The Company shall have not more than twenty (20) Directors.	Article 14. The Company shall have not more than twenty (20) Directors.
(Resolution for election)	(Method of election)
Article 17. Resolutions for the election of Directors shall be adopted by a majority of the votes of the shareholders present holding one-third (1/3) or more of the total number of the issued shares with voting rights.	Article 15. Directors shall be elected at a General Meeting of Shareholders.
2. No cumulative voting shall be used for the election of Directors.	2. Resolutions for the election of Directors shall be adopted by a majority of the votes of the shareholders present holding one-third (1/3) or more of the voting rights of all the shareholders. 3. No cumulative voting shall be used for resolutions for the election of Directors.
(Term of office)	(Term of office)
Article 18. The term of office of Directors shall expire at the close of the Ordinary General Meeting of Shareholders relating to the closing of accounts last to occur within two (2) years following their assumption of office; provided, however, that the term of office of Directors elected to	Article 16. The term of office of Directors shall expire at the close of the Ordinary General Meeting of Shareholders relating to the closing of accounts last to occur within two (2) years following their assumption of office.

increase the number of Directors or to fill vacancies shall expire at the time when the term of office of the other Directors shall expire.	2. The term of office of Directors elected to increase the number of Directors or to fill vacancies shall expire at such time as the term of office of the Directors currently in office shall expire.
(To be moved from the existing Articles 22 and 21)	(Representative Directors and Directors with specific titles) Article 17. A Representative Director or Directors shall be elected by resolution of the Board of Directors. 2. By resolution of the Board of Directors, there may be appointed one (1) Chairman of the Board, one (1) President, one (1) Executive Vice President and one (1) or more Senior Managing Directors and Managing Directors.
(Convening of meetings of the Board of Directors) Article 19. In convening a meeting of the Board of Directors, notice to that effect shall be dispatched to each Director and each Statutory Auditor four (4) days prior to the date for the meeting; provided, however, that this period of notice may be shortened in the case of an urgency.	(Notices of meetings of the Board of Directors) Article 18. Notice for convening a meeting of the Board of Directors shall be dispatched to each Director and each Statutory Auditor no later than three (3) days prior to the date for the meeting; provided, however, that this period of notice may be shortened in the case of an urgent necessity. 2. If consented to by all the Directors and the Statutory Auditors, a meeting of the Board of Directors may be held without following the convocation procedure.
(Regulations of Board of Directors) Article 20. Matters pertaining to the Board of Directors shall be governed by the "Regulations of the Board of Directors" to be established by the Board of Directors as well as by laws and ordinances and by these Articles of Incorporation.	(Regulations of the Board of Directors) Article 19. Matters pertaining to the Board of Directors shall be governed by the Regulations of the Board of Directors to be established by the Board of Directors as well as by laws or ordinances or by these Articles of Incorporation.

(Directors with specific titles) Article 21. By resolution of the Board of Directors, Directors may select one (1) Chairman of the Board, one (1) President, one (1) Executive Vice President and one (1) or more Senior Managing Directors and Managing Directors.	(To be moved to the proposed Article 17)
(Representative Directors) Article 22. A Director or Directors who represent the Company shall be selected by resolution of the Board of Directors.	(To be moved to the proposed Article 17)
(Remuneration) Article 23. Remuneration of Directors shall be determined by the General Meeting of Shareholders.	(Remuneration) Article 20. Remuneration of Directors shall be determined by resolution of the General Meeting of Shareholders.
Chapter V. Statutory Auditors and Board of Statutory Auditors	**Chapter V. Statutory Auditors and Board of Statutory Auditors**
(Number) Article 24. The Company shall have not more than four (4) Statutory Auditors.	(Number) Article 21. The Company shall have not more than four (4) Statutory Auditors.
(Resolution for election) Article 25. Resolutions for the election of Statutory Auditors shall be adopted by a majority of the votes of the shareholders present holding one-third (1/3) or more of the total number of the issued shares with voting rights.	(Method of election) Article 22. Statutory Auditors shall be elected at a General Meeting of Shareholders. 2. Resolutions for the election of Statutory Auditors shall be adopted by a majority of the votes of the shareholders present holding one-third (1/3) or more of the voting rights of all the shareholders.
(Term of office) Article 26. The term of office of	(Term of office) Article 23. The term of office of

Statutory Auditors shall expire at the close of the Ordinary General Meeting of Shareholders relating to the closing of accounts last to occur within three (3) years following their assumption of office; provided, however, that the term of office of a Statutory Auditor elected to fill a vacancy created by the retirement of a Statutory Auditor shall expire at the time when the term of office of the retired Statutory Auditor would have expired.	Statutory Auditors shall expire at the close of the Ordinary General Meeting of Shareholders relating to the closing of accounts last to occur within three (3) years following their assumption of office. 2. The term of office of a Statutory Auditor elected to fill a vacancy created by the retirement of a Statutory Auditor shall expire at such time as the term of office of the retired Statutory Auditor would have expired.
(To be moved from the existing Article 29)	(Statutory Auditors serving on a full-time basis) Article 24. Statutory Auditors shall elect one (1) or more Statutory Auditors serving on a full-time basis from among their number.
(Convening of meetings of Board of Statutory Auditors) Article 27. In convening a meeting of the Board of Statutory Auditors, notice to that effect shall be dispatched to each Statutory Auditor four (4) days prior to the date for the meeting; provided, however, that this period of notice may be shortened in the case of an urgency.	(Notices of meetings of the Board of Statutory Auditors) Article 25. Notice for convening a meeting of the Board of Statutory Auditors shall be dispatched to each Statutory Auditor no later than three (3) days prior to the date for the meeting; provided, however, that this period of notice may be shortened in the case of an urgent necessity. 2. If consented to by all the Statutory Auditors, a meeting of the Board of Statutory Auditors may be held without following the convocation procedure.
(Regulations of the Board of Statutory Auditors) Article 28. Matters pertaining to the Board of Statutory Auditors shall be governed by the "Regulations of the Board of Statutory Auditors" to be established by the Board of Statutory Auditors as well as by laws and ordinances and by these Articles of Incorporation.	(Regulations of the Board of Statutory Auditors) Article 26. Matters pertaining to the Board of Statutory Auditors shall be governed by the Regulations of the Board of Statutory Auditors to be established by the Board of Statutory Auditors as well as by laws or ordinances or by these Articles of Incorporation.

(Full-time Statutory Auditors)	(To be moved to the proposed Article 24)
Article 29. Statutory Auditors shall elect one (1) or more full-time Statutory Auditors from among their number.	
(Remuneration)	(Remuneration)
Article 30. Remuneration of Statutory Auditors shall be determined by the General Meeting of Shareholders.	Article 27. Remuneration of Statutory Auditors shall be determined by resolution of the General Meeting of Shareholders.
Chapter VI. Accounts	**Chapter VI. Accounts**
(Closing of accounts)	(Business year and the closing of accounts)
Article 31. The business year of the Company shall begin on April 1 of each year and end on March 31 of the following year and its accounts shall be closed at the end of each business year.	Article 28. The business year of the Company shall be annual, beginning on April 1 of each year and ending on March 31 of the following year and its accounts shall be closed on March 31 of each year.
(Payment of dividends of profit)	(Dividends)
Article 32. Dividends of profit shall be paid to the shareholders or registered pledgees appearing in the register of shareholders as at the end of each business year.	Article 29. Dividends shall be paid to the shareholders or registered pledgees appearing or recorded in the final register of shareholders as of March 31 of each year.
(Interim dividends)	(Interim dividends)
Article 33. The Company may, by resolution of the Board of Directors, make such distribution of money as provided for in Article 293-5 of the Commercial Code (hereinafter called "interim dividend") to the shareholders or registered pledgees appearing in the register of shareholders as of September 30 of each year.	Article 30. The Company may, by resolution of the Board of Directors, pay interim dividends to the shareholders or registered pledgees appearing or recorded in the final register of shareholders as of September 30 of each year.
The Board of Directors shall make resolutions by the end of December of each year as to whether or not an interim dividend	2. The Board of Directors shall make resolutions by the end of December of each year as to whether or not interim

is to be paid and as to the amount if such interim dividend is to be paid.	dividends are to be paid and as to the amount if such interim dividends are to be paid.
(Limitation on dividends, etc.)	(Limitation on dividends)
Article 34. If any dividend of profit or interim dividend remains unreceived after the lapse of three (3) full years from the date on which such dividend was declared and became due and payable, the Company shall be relieved of the obligation for the payment.	Article 31. If any dividend or interim dividend remains unreceived after the lapse of three (3) full years from the date on which such any dividend or interim dividend became due and payable, the Company shall be relieved of the obligation for the payment thereof.
(Time of conversion of convertible debentures)	(To be deleted)
Article 35. In case a request for conversion of convertible debentures issued by the Company is made in the middle of the business year, dividends of profit and interim dividends shall be paid on the assumption that such conversion has been made at the end of the previous business year in which such request was made.	
With respect to the application of the preceding paragraph, September 30 shall be deemed as the end of the business year, and the conversion for which a request is made from October 1 of each year to March 31 of the following year and from April 1 to September 30 of each year shall be deemed to have been made on September 30 and at the end of the previous business year, respectively.	

Proposition No. 3: Election of one Director

Mr. Kenichi Sekimoto will resign as Director as of the close of this Ordinary General Meeting of Shareholders and the shareholders are requested to elect one Director.

The candidate for Director is as follows:

Name	Number of shares of the Company held by Candidate
Hiroshi Komiya	8,000 shares

Proposition No. 4: Granting of retirement gratuities to the retiring Director

It is proposed that retirement gratuities be granted to Mr. Kenichi Sekimoto who will retire as Director as of the close of this Ordinary General Meeting of Shareholders, in appreciation of the distinguished services rendered by him while in office, within the extent of a reasonable amount in accordance with the established standard of the Company and that the determination of the actual amount, time, method of presentation and other items be entrusted to the Board of Directors.

- END -

平成14年６月12日

株　主　各　位

東京都渋谷区幡ヶ谷２丁目43番２号
オリンパス光学工業株式会社
代表取締役社長　菊　川　　剛

第134期定時株主総会招集ご通知

拝啓　ますますご清栄のこととお慶び申しあげます。

さて、当社第134期定時株主総会を下記のとおり開催いたしますので、ご出席くださいますようご通知申しあげます。

なお、当日ご出席願えない場合は、書面によって議決権を行使することができますので、お手数ながら後記の「議決権の行使に関する参考書類」をご検討くださいまして、同封の議決権行使書用紙に賛否をご表示いただき、ご押印のうえ、ご返送くださいますようお願い申しあげます。

敬　具

記

１．日　　時　平成14年６月27日（木曜日）午前10時
２．場　　所　東京都渋谷区幡ヶ谷２丁目43番２号　当社本店
（末尾の会場ご案内図をご参照ください。）
３．会議の目的事項
報告事項　平成14年３月31日現在の貸借対照表ならびに第134期（平成13年４月１日から平成14年３月31日まで）営業報告書および損益計算書報告の件
決議事項
第１号議案　第134期利益処分案承認の件
第２号議案　定款一部変更の件
議案の要領は、後記の「議決権の行使についての参考書類」（20頁から29頁まで）に記載のとおりであります。
第３号議案　取締役１名選任の件
第４号議案　退任取締役に対し退職慰労金贈呈の件

以　上

当日ご出席の際は、お手数ながら同封の議決権行使書用紙を会場受付にご提出くださいますようお願い申しあげます。

添付書類

営 業 報 告 書

（平成13年４月１日から
平成14年３月31日まで）

Ⅰ 営業の概況

１．営業の経過および成果

当期のわが国経済は、不良債権問題や雇用不安を背景として個人消費が停滞し、企業の設備投資も減少するなど、景気回復の兆しは見られませんでした。一方、海外でも、米国に端を発したITバブルの崩壊を引き金に世界同時不況の様相を呈し、企業経営にとりましては厳しい環境になりました。

このような経営環境のもと、当社は中長期経営戦略「99経営基本計画」に基づいて、成長性と収益性を追求するために、次のような施策に重点を置いて取り組んできました。

(1) 成長性の追求

既存事業において、新しい技術によって付加価値を高め、コア商品の周辺事業の拡大に努めてきました。また、経営資源を重点配分することにより、新たな核となる新規事業の創成にも努めてきました。デジタルカメラは、競争の激化と価格低下の中で利益面では苦戦したものの、全社売上の３分の１を占め、1,000億円を超える売上高を達成しました。

(2) 収益性の追求

既存の事業構造の抜本的な見直しを行い、在庫の圧縮や部品の海外現地調達等を通して、効率の向上によるコストの最小化を図ることにより収益性の追求を行ってきました。特に収益体質の改善が急務である映像部門では、研究開発、製造、販売を組織的に一元化するとともに拠点立地の最適化を行うことにより、市場のニーズにスピーディーに対応できる体制を築き、競争市場での生き残り

(注) この営業報告書は、次により記載しています。
1. 百万円単位の表示金額は、百万円未満を切り捨てています。
2. 千株単位の表示株数は、千株未満を切り捨てています。
3. 部門の区分については、平成13年４月に経営組織を変更し社内カンパニー制を導入したことに伴い、当期より所管カンパニーおよびセンターの区分に基づくよう変更しました。前期も比較のため、当期と同一の基準で集計しています。

を目指してきました。本年４月にこれらの組織変更、拠点の統合を実施しました。

(3) 経営構造改革の実施

企業価値最大化に向け、全従業員の意識改革を図り、経営スピードと経営効率を高めるため、カンパニー制導入と取締役会改革を骨子とする経営構造の改革を実施しました。平成13年４月には事業部門を顧客視点で市場セグメントに対応した３つのカンパニーに、スタッフ部門を２つのセンターに再編し、カンパニーの自主自立とセンターのサポート体制を強化しました。また、同年６月には経営意思決定および監督機能と業務執行機能を分けて経営のスピードアップと責任の明確化を図るために、取締役会の改革と執行役員制の導入を行いました。

以上のような取り組みを行ってきた結果、当期の売上高は、医療部門における大幅な輸出増により、前期比4.9%増の3,282億68百万円となり、７期連続の増収となりました。売上高の内訳は、国内が979億7百万円（構成比29.8%）、輸出が2,303億60百万円（同70.2%）です。利益面では、売上拡大に加えて、為替が対米ドル、対ユーロとも円安に推移したことによる増益要因もあって、経常利益は177億55百万円（前期比43.8%増）と過去最高益を記録しました。しかしながら、株式市況下落による投資有価証券および子会社株式の評価損等95億68百万円を特別損失として計上したことにより、当期利益は50億62百万円（前期比32.6%減）となりました。

２．営業部門別の状況

映像部門

急成長を続けるデジタルカメラ市場では、競争が一層激化するとともに低価格化が進み、当社においては収益体質の改善が大きな課題となりました。また、デジタルカメラの急速な普及により、国内外でコンパクトカメラの市場縮小が進行しました。

このような状況下、デジタルカメラでは、光学式10倍ズームレンズを搭載した「キャメディアＣ－700UltraZoom」や400万画素CCDを搭載した小型コンパクト３倍ズーム機能を持つ「キャメディアＣ－40Zoom」等を発売して国内外で順調に売上を伸ばし、市場全体で低価格化が進む中にあって、増収を確保しました。一方、コンパクトカメラでは、「μ[mju:]（ミュー）シリーズ」の新製品を発売し需要の喚起に努め、同シリーズの累計出荷台数が2000万台に達しましたが、市場規模縮小の影響をカバーしきれず減収となりました。また、録音機はデジタルレコーダーの販売が好調で売上を伸ばしました。

この結果、映像部門の売上高は1,571億55百万円（前期比2.2%増）となりました。

医療部門

医療用内視鏡では、「診断から治療まで」のトータルな医療サポートを行い、メンテナンス等を含むパッケージ販売により更新需要を喚起してきました。内視鏡ビデオシステム「EVIS EXERA」に加え、大腸スコープが特に米国で売上を伸ばし、周辺分野においても、外科内視鏡、超音波内視鏡および処置具が好調に推移し、全社売上高の増加に寄与しました。生物顕微鏡は欧州市場の研究・教育市場が好調であったことに加え、ブラジル向け大口受注を得たこともあり、海外を中心に売上を伸ばしました。血液分析機では、主力機種である生化学分析装置「AU5400」等が米国向けで売上を伸ばしました。また、欧州において分析装置に試薬・消耗品を組み合わせて供給し検査数に応じて収入を得る「システムビジネス」を展開したことにより、装置の輸出台数が伸びました。

この結果、医療部門の売上高は1,288億24百万円（前期比14.3%増）となりました。

産業部門

工業用内視鏡は、新製品のビデオスコープシステム「IPLEX」の販売が好調であり、インターネットを通じた製品紹介の取り組みも効を奏し、売上高は前期を上回りました。携帯情報端末（ハンディターミナル）も米国の業務提携先向けの販売が好調で売上を伸ばしました。一方、工業顕微鏡は、無限遠補正光学系を採用し鮮明な観察像を実現した倒立金属顕微鏡の新製品を発売するなど拡販に努めましたが、工業市場全般にわたる設備投資の落ち込みに加え、世界的なIT不況の影響を受けて、国内外とも大きく売上が減少しました。光磁気ディスク装置は新製品の発売によりシェアを拡大させ、数量ベースでは前年並みの実績を残しましたが、市場価格の下落が大きく、売上は減少しました。

この結果、産業部門の売上高は380億18百万円（前期比14.4%減）となりました。

その他部門

当期からゲーム機向け部品の販売を行い売上は順調でした。また、業務提携先に供給しているプラズマディスプレイ用ICボードも売上を伸ばしました。

この結果、その他部門の売上高は42億69百万円（前期比100.1%増）となりました。

3．研究開発の状況

社会と価値観を共有しながら、社会や人々の生活に新しい価値を提供するという当社の経営理念「Social－In」を実現すべく、研究開発活動を行ってきました。当社の最先端の光学技術とデジタル技術を融合させた「オプト・デジタル・テクノロ

ジー」をベースに、映像、医療、産業の各事業において、小型化、精細化、複合化に重点を置いた技術開発を推進してきました。

微小な光学機能と電子機能を集積化した例として、シリコンマイクロマシニング技術を利用した光スキャナを開発し、走査型レーザ顕微鏡に搭載しました。また、当社の開発した技術を外部ユーザーに提供するMEMSファンドリーサービスを開始しました。ゲノム分野では遺伝子情報をより正確に計測するシステムを実現するなど、将来に向けた技術を開発しました。

4．環境への取り組みの状況

当社は平成４年に「オリンパス環境憲章」を制定し、「人々の安全・健康と自然のいとなみを尊重し、環境に調和する技術の開発・事業活動を通して、持続的発展が可能な人間社会と健全な環境の実現に貢献する」ことを理念として、３年毎に定める「環境基本計画」に沿って、積極的に環境問題に取り組んできました。

その結果、平成12年度までに環境マネジメントシステム国際規格ISO 14001を認証取得した国内主要事業場に引き続き、平成13年度は欧州の事業場において同認証を取得しました。また、当社の環境への取り組み状況をまとめた「オリンパス環境レポート2001」を平成13年８月に発行しました。

さらに、「オリンパスエコロジービジョン21」を制定して、全社的な環境保全組織の強化と環境技術開発および環境配慮商品提供に向けた経営思想を明確にしました。

5．設備投資および資金調達の状況

(1) 設備投資の状況

当期の設備投資の総額は、約53億円です。主なものとして、生産合理化のための生産設備および新製品の金型に21億円、研究開発設備の拡充に11億円を投資しました。

(2) 資金調達の状況

特に記載すべき事項はありません。

6．会社が対処すべき課題

今後のわが国経済は、政府主導の構造改革の断行に加え、米国経済の改善が見込まれることなどから、厳しいながらも低迷を脱し、年度後半には民需中心の回復に向けて緩やかに動き出すことが期待されています。

また、急激な市場環境の変化および競争の激化に対応するため、企業経営には今まで以上にスピーディーな意思決定が要求されます。

このような状況のもと、新社長方針「創造的破壊と革新」のスローガンのもと、既存の価値観にこだわらず新たな視点から発想を行い、社会の変化に先駆けてスピード最優先で価値の創造に取り組んでまいります。また、平成14年度を初年度とする、当社の５年後のあるべき姿を定めた新中長期経営戦略「02経営基本計画」を策定いたしました。この基本計画においては、成長性と収益性の追求に加え、企業価値最大化のためにブランド力の強化を目指します。ブランド力を重要な企業資産と位置付け、高品質の製品およびサービスの提供をはじめとした質の高い企業活動全般を通じて当社を信頼していただくことに努めてまいります。これら一連の企業体質改革およびブランド力の強化により、特に映像部門の収益体質の改善を達成し、昨年発足した各カンパニーがそれぞれ自主自立した姿に成長することを目指してまいります。

株主各位におかれましては、一層のご理解とご支援を賜りますようお願い申しあげます。

７．過去の営業成績および財産状況の推移

区　　　分	第131期	第132期	第133期	第134期（当　期）
売　　上　　高（百万円）	257,391	279,446	312,931	328,268
経　常　利　益（百万円）	10,057	7,888	12,344	17,755
当　期　利　益（百万円）	4,779	△5,089	7,507	5,062
1株当たりの当期利益（円）	18.07	△19.24	28.39	19.14
総　　資　　産（百万円）	364,215	367,735	384,035	340,520
純　　資　　産（百万円）	185,359	178,491	183,327	183,691
1株当たりの純資産（円）	700.87	674.90	693.18	694.70

（注）１．△印は損失を示しています。

２．1株当たりの当期利益は期中平均株式数で算出しています。なお、第134期から期中平均株式数から期中平均自己株式数を控除した株式数で算出しています。
1株当たりの純資産は期末発行済株式総数で算出しています。なお、第134期から期末発行済株式総数から期末自己株式数を控除した株式数で算出しています。

３．第132期は、特定金外信託およびスワップを整理し、その含み損等を処理したことにより、当期損失を計上しました。

II　会社の概要（平成14年３月31日現在）

1．主な事業内容

映像、医療、産業およびその他製品の製造販売
〈映像事業〉カメラ、デジタルカメラ、録音機
〈医療事業〉医療用内視鏡、血液分析機、生物顕微鏡
〈産業事業〉工業顕微鏡、工業用内視鏡、プリンタ、光磁気ディスク装置、バーコードスキャナ、測定機
〈その他事業〉その他の製品

2．営業所および工場

本店	東京都渋谷区幡ヶ谷2丁目43番2号
本社事務所	東京都新宿区西新宿2丁目3番1号　新宿モノリス
	東京都新宿区西新宿1丁目22番2号　新宿サンエービル
技術開発センター石川	東京都八王子市石川町2951番地
技術開発センター宇津木	東京都八王子市久保山町2丁目3番地
辰野生産技術センター	長野県上伊那郡辰野町伊那富6666番地
伊那工場	長野県伊那市大字伊那5128番地
日の出工場	東京都西多摩郡日の出町平井34番地3
営業所	当社の営業活動は、国内、海外とも主に子会社の本・支店を通じて行っております。

3．株式の状況

(1) 会社が発行する株式の総数	1,000,000,000株
(2) 発行済株式の総数	264,472,608株
(3) 当期末株主数	20,622名

(4) 大　株　主

株　主　名	当社への出資状況		当社の大株主への出資状況	
	持　株　数	持株比率	持　株　数	持株比率
日本生命保険相互会社	21,893千株	8.28%	—千株	—%
株式会社三井住友銀行	13,222	5.00	4,184	0.07
三菱信託銀行株式会社(信託口)	11,293	4.27	—	—
株式会社ＵＦＪ銀行	10,521	3.98	—	—
株式会社東京三菱銀行	7,771	2.94	—	—
日本トラスティ・サービス信託銀行株式会社(信託口)	7,285	2.75	—	—
ＵＦＪ信託銀行株式会社(信託勘定Ａ口)	5,992	2.27	—	—
ステート ストリート バンク アンド トラスト カンパニー 505041	5,875	2.22	—	—
ザ・チェース・マンハッタン・バンク エヌエイ・ロンドン エス・エル・オムニバス・アカウント	4,834	1.83	—	—
東京海上火災保険株式会社	4,685	1.77	—	—

(注) 当社は、株式会社UFJ銀行の完全親会社である株式会社UFJホールディングスの普通株式1,153.41株（0.02%）および株式会社東京三菱銀行の完全親会社である株式会社三菱東京フィナンシャル・グループの普通株式1,228.14株（0.02%）を所有しています。

4．自己株式の取得、処分等および保有

(1) 取得株式
単元未満株式の買取りによる取得
普通株式　124千株
取得価額の総額　229百万円

(2) 処分株式
普通株式　73千株
処分価額の総額　138百万円

(3) 期末保有株式
普通株式　53千株

5．従業員の状況

従業員数			前期末比増減	平均年齢	平均勤続年数
男	女	合計			
4,253名	594名	4,847名	9名増	37.8歳	15.2年

6．企業結合の状況

(1) 重要な子会社の状況

会社名	資本金又は出資金	持株比率	主な事業内容
オリンパスプロマーケティング株式会社	1,424百万円	82.1%（うち間接所有 10.4%）	国内における当社製品の販売
オリンパス光電子株式会社	240百万円	100.0%	内視鏡、録音機、カメラの製造
Olympus USA Incorporated	72,500千米ドル	100.0%	米国の関係会社に対する総合経営企画ならびに金融支援を行う持株会社
Olympus America Inc.	62,782千米ドル	100.0%（うち間接所有 100.0%）（注）	米国における当社製品の販売
Olympus Optical Co. (Europa) GmbH	29,143千ユーロ	100.0%	欧州における当社製品の販売

（注） Olympus USA Incorporatedが100%所有しています。

(2) 企業結合の成果

前記の重要な子会社5社を含む連結対象子会社は68社、持分法適用会社は6社です。当期の連結売上高は5,284億円、連結当期純利益は102億円です。

7．主要な借入先

借入先	借入額	借入先が有する当社の株式	
		持株数	持株比率
株式会社三井住友銀行	630百万円	13,222千株	5.00%
株式会社ＵＦＪ銀行	230	10,521	3.98

8．取締役および監査役

地位	担当または主な職業	氏名
代表取締役会長		岸本正壽
代表取締役社長		菊川剛
専務取締役	映像システムカンパニーおよび全社生産構造改革担当	関本健一
常務取締役	研究開発センター長	遊佐厚
常務取締役	医療システムカンパニー長	寺田昌章
常務取締役	産業システムカンパニー長	宮田耕治
取締役最高顧問		下山敏郎
取締役	分析機事業部長	米窪健
取締役	生産技術研究所長	小坂信也
取締役	コーポレートセンター長	大久保雅治
常勤監査役		太田稔
常勤監査役		古俣齊
監査役		生駒誠也
監査役		河島宏資

(注) 1．平成13年６月28日開催の第133期定時株主総会において、次のとおり新たに選任されて就任しました。
監査役　太田　稔
2．平成13年６月28日、次のとおり退任しました。
専務取締役　小林正雄
常務取締役　永井昌平
取締役　山岡彬秀
取締役　高橋　功
取締役　降籏廣行

取締役　小宮　弘
取締役　長崎達夫
取締役　森　武幸
取締役　柳澤一向
取締役　高木幹夫
監査役　國久義雄

3．平成13年6月28日開催の取締役会において、取締役の会社における地位を次のとおり変更しました。
(括弧内は会社における従前の地位です。)
代表取締役会長（代表取締役社長）岸本正壽
代表取締役社長（常務取締役）菊川　剛
取締役最高顧問（代表取締役会長）下山敏郎

4．平成13年6月28日、監査役の互選により、太田　稔、古俣　齊の2名を常勤と定めました。

5．監査役のうち生駒誠也、河島宏資の両氏は、株式会社の監査等に関する商法の特例に関する法律第18条第1項に定める社外監査役です。

9．決算期後に生じた会社の状況に関する重要な事実

当社は平成14年4月1日に、当社の子会社であるオリンパスプロマーケティング株式会社の映像情報部門に属する営業を譲受けました。その内容は下記のとおりです。

①営業譲受先の概要

ア．名　称：オリンパスプロマーケティング株式会社
イ．所在地：東京都千代田区神田駿河台3丁目4番地
ウ．代表者：代表取締役社長　髙橋　功
エ．資本金：1,424百万円

②営業譲受の目的

収益体質の改善が急務である映像事業において、研究開発、製造、販売を組織的に一元化して一貫した事業体制を構築することで、迅速な意思決定、タイムリーな市場ニーズへの対応および一層のコスト低減を実現し、よりスピーディーで収益力のある事業展開を図るためです。

③営業譲受の内容

オリンパスプロマーケティング株式会社の映像情報部門で取り扱うカメラ、デジタルカメラ、録音機、光磁気ディスク装置などに関する営業を譲受けます。

貸借対照表

（平成14年３月31日現在）

科目	金額	科目	金額
（資産の部）	百万円	（負債の部）	百万円
流動資産	197,891	流動負債	88,344
現金及び預金	70,733	支払手形	4,505
受取手形	692	買掛金	36,123
売掛金	42,818	短期借入金	1,400
有価証券	34,996	一年内償還予定社債	10,000
製品	19,255	未払金	9,683
材料	1,449	未払費用	16,471
仕掛品	10,405	未払法人税等	7,084
未収入金	4,278	製品保証引当金	987
繰延税金資産	9,817	その他	2,089
その他	3,589	固定負債	68,484
貸倒引当金	△146	社債	65,000
固定資産	142,629	長期預り金	34
有形固定資産	47,531	退職給付引当金	2,408
建物	16,886	役員退職慰労引当金	1,041
構築物	849	負債合計	156,829
機械装置	6,068		
車両運搬具	22		
工具器具備品	8,338	（資本の部）	
土地	15,290	資本金	40,832
建設仮勘定	74	法定準備金	72,029
無形固定資産	1,679	資本準備金	65,528
特許権	661	利益準備金	6,501
商標権	64	剰余金	71,262
ソフトウェア	674	中間配当積立金	4,700
ソフトウェア仮勘定	230	製品開発積立金	4,000
施設利用権等	49	特別償却準備金	45
投資等	93,418	圧縮記帳積立金	2,922
投資有価証券	29,678	別途積立金	51,821
子会社株式	16,212	当期未処分利益	7,772
出資金	28,026	［うち当期利益］	[5,062]
子会社出資金	4,974	その他有価証券評価差額金	△337
長期貸付金	1,592	自己株式	△95
繰延税金資産	10,517	資本合計	183,691
その他	2,763		
貸倒引当金	△346		
資産合計	340,520	負債及び資本合計	340,520

(注)　1．記載金額は、百万円未満を切り捨てて表示しています。
2．子会社に対する短期金銭債権　38,690百万円
3．子会社に対する長期金銭債権　985百万円
4．子会社に対する短期金銭債務　20,556百万円
5．有形固定資産の減価償却累計額　104,068百万円
6．貸借対照表に計上した固定資産のほか、カメラ製造設備・顕微鏡製造設備・内視鏡製造設備の一部及び電子計算機等は、リース契約により使用しています。
7．重要な外貨建資産・負債（為替予約が付されているものを除く。）

未収入金	1,260百万円	（外貨　9,460千米ドル）
投資有価証券	831百万円	（外貨　6,240千米ドル）
子会社株式	11,011百万円	（外貨　72,500千米ドル）
	2,099百万円	（外貨　8,634千英ポンド）
	587百万円	（外貨　6,000,000千韓国ウォン）
子会社出資金	4,896百万円	（外貨　29,143千ユーロ）
買掛金	2,570百万円	（外貨　19,293千米ドル）
未払費用	1,310百万円	（外貨　9,837千米ドル）
その他流動負債	1,038百万円	（外貨　7,797千米ドル）

8．当期末日は、金融機関の休日でしたが、期末日満期手形は満期日に決済が行われたものとして処理しています。
期末残高から除かれている期末日満期手形は、次のとおりです。
受取手形　154百万円
支払手形　318百万円
9．役員退職慰労引当金は商法第287条の2に規定する引当金です。
10. 輸出為替手形割引高　58,635百万円
11. 保証債務　55,975百万円
上記には子会社に対する保証予約等39,980百万円が含まれています。
12. 1株当たりの当期利益　19円14銭
（期中平均株式数から期中平均自己株式数を控除した株式数で算出しています。）

損益計算書

（平成13年4月1日から
平成14年3月31日まで）

科目	金額
経常損益の部	百万円
営業損益の部	
売上高	328,268
売上原価	244,194
販売費及び一般管理費	63,786
営業利益	20,287
営業外損益の部	
営業外収益	4,966
(受取利息)	(218)
(受取配当金)	(524)
(固定資産賃貸収入)	(2,604)
(特許権収入)	(1,493)
(その他)	(124)
営業外費用	7,497
(支払利息)	(77)
(社債利息)	(2,448)
(手形売却費用)	(2,031)
(貸与資産減価償却費等)	(1,696)
(その他)	(1,244)
経常利益	17,755
特別損益の部	
特別利益	120
(貸倒引当金戻入額)	(114)
(その他)	(5)
特別損失	9,568
(投資有価証券評価損)	(4,730)
(出資金評価損)	(2,714)
(子会社株式評価損)	(1,945)
(その他)	(176)
税引前当期利益	8,307
法人税、住民税及び事業税	9,670
法人税等調整額	△6,424
当期利益	5,062
前期繰越利益	4,429
中間配当額	1,719
当期未処分利益	7,772

(注) 1．記載金額は、百万円未満を切り捨てて表示しています。
2．子会社への売上高　275,012百万円
3．子会社からの仕入高　120,411百万円
4．子会社との営業取引以外の取引高　3,091百万円

重要な会計方針

1．有価証券の評価基準及び評価方法

①満期保有目的の債券	…………償却原価法
②子会社株式及び関連会社株式	…………移動平均法による原価法
③その他有価証券	
時価のあるもの	…………期末日の市場価格等に基づく時価法
（評価差額は、全部資本直入法により処理し、売却原価は移動平均法により算定）	
時価のないもの	…………移動平均法による原価法

2．デリバティブ取引により生ずる債権及び債務の評価基準及び評価方法 …………時価法

3．たな卸資産の評価基準及び評価方法

①製品及び仕掛品	…………先入先出法に基づく低価法
②材料	…………先入先出法に基づく原価法

4．固定資産の減価償却の方法

(1) 有形固定資産	…………定率法
①車両運搬具、工具及び備品	…………法人税法に基づく耐用年数によっています。
②その他の有形固定資産	…………機能的耐用年数の予測に基づいて決定した当社所定の耐用年数によっています。
(2) 無形固定資産	…………定額法 法人税法に基づく耐用年数によっています。 なお、将来の収益獲得が確実であると認められる自社利用のソフトウェアについては、社内における利用可能期間（3年）によっています。

5．引当金の計上基準

(1) 貸倒引当金

売掛金、貸付金等の債権の貸倒損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しています。

(2) 製品保証引当金

販売済製品に対して当社の保証期間内に発生が見込まれるアフターサービス費用を計上したもので、過去のアフターサービス費の実績額を基礎として、当社所定の基準により計上しています。

(3) 退職給付引当金

従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産に基づき、当期末に発生していると認められる額を計上しています。なお、会計基準変更時差異（6,434百万円）については、5年による按分額を費用処理しています。
過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数（5年）による按分額を翌期より費用処理しています。
数理計算上の差異については、その発生時の従業員の平均残存勤務期間以内の一定の年数（5年）による按分額を翌期より費用処理しています。

(4) 役員退職慰労引当金

役員の退職慰労金の支出に備えるため、内規に基づく期末要支給額を計上しています。

6．リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっています。

7．ヘッジ会計の方法
繰延ヘッジ処理を採用しています。なお、為替予約が付されている外貨建売掛金については振当処理を行っています。

8．その他財務諸表作成のための基本となる重要な事項
消費税等の会計処理は、税抜き方式によっています。

（追加情報）

自己株式

従来、貸借対照表の資産の部の流動資産「その他」に含めて表示していました自己株式は、法務省令「株式会社の貸借対照表、損益計算書、営業報告書及び附属明細書に関する規制」の改正により当期から資本に対する控除項目として資本の部の末尾に記載しています。

この変更に伴い、前期まで期中平均発行済株式総数に基づき算出していました１株当たり当期利益は、当期から期中平均発行済株式総数から期中平均自己株式数を控除した株式数に基づき算出しています。

また、前期まで期末発行済株式総数に基づき算出していました１株当たり純資産は、当期から期末発行済株式総数から期末自己株式数を控除した株式数に基づき算出しています。

利益処分案

	円
当期未処分利益	7,772,134,027
任意積立金取崩額	
圧縮記帳積立金取崩額	149,913,888
合計	7,922,047,915
これを次のとおり処分します。	
配当金	1,718,722,636
（１株につき6円50銭）	
取締役賞与金	45,000,000
特別償却準備金	170,192
別途積立金	1,700,000,000
次期繰越利益	4,458,155,087

(注) 1．平成13年12月14日に、1,719百万円（１株につき6円50銭）の中間配当を実施しました。

2．特別償却準備金及び圧縮記帳積立金は、租税特別措置法の規定によるものです。

会計監査人の監査報告書　謄本

監　査　報　告　書

平成14年5月14日

オリンパス光学工業株式会社
代表取締役社長　菊川　剛　殿

朝　日　監　査　法　人
代表社員
関与社員　公認会計士　潮来克士㊞

代表社員
関与社員　公認会計士　沖　恒弘㊞

当監査法人は、「株式会社の監査等に関する商法の特例に関する法律」第2条の規定に基づき、オリンパス光学工業株式会社の平成13年4月1日から平成14年3月31日までの第134期営業年度の貸借対照表、損益計算書、営業報告書（会計に関する部分に限る。）及び利益処分案並びに附属明細書（会計に関する部分に限る。）について監査を行った。なお、営業報告書及び附属明細書について監査の対象とした会計に関する部分は、営業報告書及び附属明細書に記載されている事項のうち会計帳簿の記録に基づく記載部分である。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。なお、この監査手続は、当監査法人が必要と認めて実施した子会社に対する監査手続を含んでいる。

監査の結果、当監査法人の意見は次のとおりである。

(1) 貸借対照表及び損益計算書は、法令及び定款に従い会社の財産及び損益の状況を正しく示しているものと認める。
(2) 営業報告書（会計に関する部分に限る。）は、法令及び定款に従い会社の状況を正しく示しているものと認める。
(3) 利益処分案は、法令及び定款に適合しているものと認める。
(4) 附属明細書（会計に関する部分に限る。）について、商法の規定により指摘すべき事項はない。

決算期後に生じた会社の状況に関する重要な事実として、平成14年4月1日に子会社であるオリンパスプロマーケティング株式会社の映像情報部門に属する営業を譲受けた旨が営業報告書に記載されている。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

監査役会の監査報告書　謄本

監　査　報　告　書

当監査役会は、平成13年4月1日から平成14年3月31日までの第134期営業年度の取締役の職務の執行に関して各監査役から監査の方法及び結果の報告を受け、協議の上、本監査報告書を作成し、以下のとおり報告いたします。

1．監査役の監査の方法の概要

各監査役は、監査役会が定めた監査の方針、業務の分担等に従い、取締役会その他重要な会議に出席するほか、取締役等から営業の報告を聴取し、重要な決裁書類等を閲覧し、本社及び主要な事業所において業務及び財産の状況を調査し、必要に応じて子会社から営業の報告を求めました。また、会計監査人から報告及び説明を受け、計算書類及び附属明細書につき検討を加えました。

取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等に関しては、上記の監査の方法のほか、必要に応じて取締役等から報告を求め、当該取引の状況を詳細に調査いたしました。

2．監査の結果

(1) 会計監査人 朝日監査法人の監査の方法及び結果は相当であると認めます。

(2) 営業報告書は、法令及び定款に従い、会社の状況を正しく示しているものと認めます。

(3) 利益処分に関する議案は、会社財産の状況その他の事情に照らし指摘すべき事項は認められません。

(4) 附属明細書は、記載すべき事項を正しく示しており、指摘すべき事項は認められません。

(5) 取締役の職務遂行に関する不正の行為又は法令若しくは定款に違反する重大な事実は認められません。

なお、取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等についても取締役の義務違反は認められません。

平成14年5月16日

オリンパス光学工業株式会社　監査役会

常勤監査役　太田　稔 ㊞

常勤監査役　古保　齊 ㊞

監　査　役　生駒誠也 ㊞

監　査　役　河島宏資 ㊞

(注) 監査役生駒誠也及び監査役河島宏資は、株式会社の監査等に関する商法の特例に関する法律第18条第1項に定める社外監査役であります。

以　上

議決権の行使についての参考書類

1．総株主の議決権の数

261,589個

2．議案および参考事項

第1号議案　第134期利益処分案承認の件

当期の利益処分案は、「添付書類」(17頁)に記載のとおりであります。

当期の利益配当金につきましては、当社をとりまく環境には依然として厳しいものがありますが、株主各位のご支援にお応えすべく、1株につき6円50銭といたしたいと存じます。

第2号議案　定款一部変更の件

1．変更の理由

① 「商法等の一部を改正する等の法律」(平成13年法律第79号) が平成13年10月1日に施行され、額面株式の廃止、単元株制度の創設等がなされ、また消却特例法の廃止がなされたことに伴い、現行定款第6条、第7条、第9条、第10条、第17条、第25条の規定の削除および変更ならびに変更案第6条の新設等所要の改正を行うものであります。

② 「商法等の一部を改正する法律」(平成13年法律第128号) が平成14年4月1日に施行され、株主名簿等の電子化、転換社債が新株予約権付社債に整理された等がなされたことに伴い、現行定款第11条、第15条、第32条、第33条、第35条の規定の削除および変更等所要の改正を行うものであります。

③ 現行定款第8条 (株券の種類) については、変更案第9条 (株式取扱規程) に委ねるため削除するものであります。

④ 現行定款第19条 (取締役会の招集)、現行定款第27条 (監査役会の招集) については、機動的な運営を図るため招集期間を4日から3日に短縮する等改めるものであります。

⑤ その他文言の整理を図ることから条項の新設および移設ならびに字句の修正を行うものであります。

2．変更の内容

変更の内容は次のとおりであります。

（下線は変更部分を示します。）

現行定款	変更案
第1章　総　則	第1章　総　則
（商号） 第1条　当会社は、オリンパス光学工業株式会社（英文ではOLYMPUS OPTICAL CO., LTD.）と称する。	（商号） 第1条　当会社は、オリンパス光学工業株式会社と称し、英文では、OLYMPUS OPTICAL CO., LTD.と表示する。
（目的） 第2条　当会社は、次の業務を行うことを目的とする。 1．顕微鏡、写真機、精密測定器、その他光学機械の製造販売 2．医療用具、動物用医療用具、事務用機械、その他一般機械器具の製造販売 3．電気機械器具および通信機械器具の製造販売 4．医薬品および工業用薬品の製造販売 5．ソフトウェアの開発販売およびコンピュータによる情報処理業務 6．前各号に掲げる製品および関連する商品の輸出入 7．臨床検査および水質分析の受託業務 8．前各号に付帯し、または関連する業務	（目的） 第2条　当会社は、次の事業を営むことを目的とする。 1．顕微鏡、写真機、精密測定器、その他光学機械の製造販売 2．医療用具、動物用医療用具、事務用機械、その他一般機械器具の製造販売 3．電気機械器具および通信機械器具の製造販売 4．医薬品および工業用薬品の製造販売 5．ソフトウェアの開発販売およびコンピュータによる情報処理業務 6．前各号に掲げる製品および関連する商品の輸出入 7．臨床検査および水質分析の受託業務 8．前各号に付帯し、または関連する業務
（本店） 第3条　当会社は、本店を東京都渋谷区に置く。	（本店の所在地） 第3条　当会社は、本店を東京都渋谷区に置く。

現行定款	変更案
（公告） 第４条　当会社の公告は、東京都において発行する日本経済新聞に掲載する。	（公告の方法） 第４条　当会社の公告は、東京都において発行する日本経済新聞に掲載する。
第２章　株　式	第２章　株　式
（発行株式総数） 第５条　当会社の発行する株式の総数は10億株とする。	（発行株式総数） 第５条　当会社が発行する株式の総数は、10億株とする。
（株式の消却） 第６条　経済情勢、当会社の業務または財産の状況その他の事情を勘案して特に必要があると認めるときは、取締役会はその決議により法令の定めるところに従い当会社の株式を買い受けて利益をもって消却することができる。 ②　前項の決議に際しては買い受ける株式の種類、数および取得価額の総額を定めなければならない。 ③　第1項により買い受けて消却することができる株式の総数は、26,447,000株とする。	（削除）
（額面株式の１株の金額） 第７条　当会社の発行する額面株式の１株の金額は、50円とする。	（削除）
（新設）	（1単元の株式数および単元未満株券の不発行） 第６条　当会社の1単元の株式の数は、1,000株とする。 ②　当会社は、１単元の株式の数に満たない株式（以下「単元未満株式」という。）に係わる株券を発行しない。ただし、株主のために必要と認めるときはこの限りでなく、

現行定款	変更案
	株式取扱規程に定めるところによる。
（株券の種類） 第８条　当会社の発行する株券の種類は、1株券、10株券、50株券、100株券、500株券、1,000株券、10,000株券および100,000株券とする。ただし、100株未満の株式については、その株数を表示した株券を発行することができる。	（削除）
（株式取扱規則） 第９条　当会社の株式の名義書換、その他株式に関する手続ならびに手数料については、取締役会において定める「株式取扱規則」による。	（変更案第９条へ移設）
（現行定款第11条より移設）	（基準日） 第７条　当会社は、毎年３月31日の最終の株主名簿（実質株主名簿を含む。以下同じ。）に記載または記録された議決権を有する株主（実質株主を含む。以下同じ。）をもって、その決算期に関する定時株主総会において権利を行使すべき株主とする。 ②　前項のほか、必要があるときは、取締役会の決議によりあらかじめ公告して臨時に基準日を定めることができる。
（名義書換代理人） 第10条　当会社は株式につき名義書換代理人を置く。 名義書換代理人およびその事務取扱場所は、取締役会の決議によって選定しこれを公告する。 当会社の株主名簿（実質株主名簿	（名義書換代理人） 第８条　当会社は、株式につき名義書換代理人を置く。 ②　名義書換代理人およびその事務取扱場所は、取締役会の決議によって選定し、これを公告する。 ③　当会社の株主名簿は、名義書換代

現行定款	変更案
を含む。以下同じ。)は、名義書換代理人の事務取扱場所に備え置き、株式の名義書換、質権の登録または信託財産の表示およびそれらの抹消、株券の交付、株券の不所持、単位未満株式の買取、実質株主通知の受理、諸届出の受理等株式に関する事務は、名義書換代理人に取扱わせ、当会社においてはこれを取扱わない。	理人の事務取扱場所に備え置き、株式の名義書換、単元未満株式の買取り、その他株式に関する事務は、これを名義書換代理人に取扱わせ、当会社においては取扱わない。
(基準日) 第11条 当会社は、毎決算期末現在の株主名簿に記載された議決権を有する株主(実質株主を含む。以下同じ。)をもって、その期の定時株主総会において、株主の権利を行使することのできる株主とする。 前項のほか必要あるときは、取締役会の決議によりあらかじめ公告のうえ、一定の日現在の株主名簿に記載された株主または登録質権者をもって、その権利を行使することのできる株主または質権者とする。	(変更案第7条へ移設)
(現行定款第9条より移設)	(株式取扱規程) 第9条 当会社の株券の種類ならびに株式の名義書換、単元未満株式の買取り、その他株式に関する取扱いおよび手数料は、法令または本定款に定めるほか、取締役会において定める株式取扱規程による。
第3章　株主総会	第3章　株主総会
(招集) 第12条 定時株主総会は、毎決算期後3カ月以内に招集し、臨時株主総会は	(株主総会の招集) 第10条 当会社の定時株主総会は、毎営業年度終了後3カ月以内にこれを招

現行定款	変更案
必要に応じて随時招集する。 総会は、法令に別段の定めのある場合を除くほか、取締役会の決議に基づき取締役社長がこれを招集する。	集し、臨時株主総会は、必要あるときに随時これを招集する。
(議長) 第13条 総会の議長は取締役社長が当り、取締役社長に事故があるときは、取締役会の決議をもってあらかじめ定めた順序により、他の取締役が当る。	(招集権者および議長) 第11条 株主総会は、法令に別段の定めある場合を除き、取締役会の決議に基づいて、取締役社長がこれを招集し、議長となる。 ② 取締役社長に事故があるときは、取締役会においてあらかじめ定めた順序に従い、他の取締役が株主総会を招集し、議長となる。
(普通決議の要件) 第14条 総会の普通決議は、法令または定款に別段の定めのある他は、出席株主の議決権の過半数によってこれを決する。	(決議の方法) 第12条 株主総会の決議は、法令または本定款に別段の定めある場合を除き、出席した株主の議決権の過半数をもって決する。
(議決権の代理行使) 第15条 株主は、他の議決権ある株主に委任してその議決権を行使することができる。	(議決権の代理行使) 第13条 株主は、当会社の議決権を有する他の株主を代理人として、その議決権を行使することができる。 ② 株主または代理人は、株主総会毎に代理権を証明する書面を当会社に提出しなければならない。
第4章　取締役および取締役会	第4章　取締役および取締役会
(定員) 第16条 当会社の取締役は20名以内とする。	(員数) 第14条 当会社の取締役は、20名以内とする。
(選任決議) 第17条 取締役の選任決議は、議決権ある	(選任方法) 第15条 取締役は、株主総会において選任

現行定款	変更案
発行済株式総数の3分の1以上に当る株式を有する株主が出席し、その議決権の過半数をもって決する。 ② 取締役の選任については、累積投票によらないものとする。	する。 ② 取締役の選任決議は、総株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数をもって決する。 ③ 取締役の選任決議は、累積投票によらないものとする。
(任期) 第18条 取締役の任期は、就任後2年内の最終の決算期に関する定時株主総会終結の時までとする。 ただし、増員または補欠により選任された取締役の任期は他の取締役の残任期間と同一とする。	(任期) 第16条 取締役の任期は、就任後2年内の最終の決算期に関する定時株主総会終結の時までとする。 ② 増員または補欠として選任された取締役の任期は、在任取締役の任期の満了すべき時までとする。
(現行定款第22条、第21条より移設)	(代表取締役および役付取締役) 第17条 代表取締役は、取締役会の決議により選任する。 ② 取締役会の決議により、取締役会長、取締役社長、取締役副社長各1名、専務取締役、常務取締役各若干名を定めることができる。
(取締役会の招集) 第19条 取締役会を招集するには、会日の4日前に各取締役および各監査役に通知を発するものとする。ただし、緊急の場合にはこれを短縮することができる。	(取締役会の招集通知) 第18条 取締役会の招集通知は、会日の3日前までに各取締役および各監査役に対して発する。ただし、緊急の必要があるときは、この期間を短縮することができる。 ② 取締役および監査役の全員の同意があるときは、招集の手続きを経ないで取締役会を開くことができる。
(取締役会規程) 第20条 取締役会に関しては、法令および本定款に定めるほか、取締役会において定める「取締役会規程」に	(取締役会規程) 第19条 取締役会に関する事項は、法令または本定款に定めるほか、取締役会において定める取締役会規程に

現行定款	変更案
よる。	よる。
(役付取締役) 第21条 取締役は、取締役会の決議をもって、取締役会長、取締役社長、取締役副社長各1名、専務取締役、常務取締役若干名を定めることができる。	(変更案第17条へ移設)
(代表取締役) 第22条 当会社を代表する取締役は、取締役会の決議によりこれを定める。	(変更案第17条へ移設)
(報酬) 第23条 取締役の報酬は、株主総会においてこれを定める。	(報酬) 第20条 取締役の報酬は、株主総会の決議により定める。
第5章　監査役および監査役会	第5章　監査役および監査役会
(定員) 第24条 当会社の監査役は4名以内とする。	(員数) 第21条 当会社の監査役は、4名以内とする。
(選任決議) 第25条 監査役の選任決議は、議決権ある発行済株式総数の3分の1以上に当る株式を有する株主が出席し、その議決権の過半数をもって決する。	(選任方法) 第22条 監査役は、株主総会において選任する。 ② 監査役の選任決議は、総株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数をもって決する。
(任期) 第26条 監査役の任期は、就任後3年内の最終の決算期に関する定時株主総会終結の時までとする。 ただし、補欠として選任された監査役の任期は退任した監査役の任期の満了すべき時までとする。	(任期) 第23条 監査役の任期は、就任後3年内の最終の決算期に関する定時株主総会終結の時までとする。 ② 補欠として選任された監査役の任期は、退任した監査役の任期の満了すべき時までとする。

現行定款	変更案
(現行定款29条より移設)	(常勤の監査役) 第24条 監査役は、互選により常勤の監査役を定める。
(監査役会の招集) 第27条 監査役会を招集するには、会日の4日前に各監査役に通知を発するものとする。ただし、緊急の場合にはこれを短縮することができる。	(監査役会の招集通知) 第25条 監査役会の招集通知は、会日の3日前までに各監査役に対して発する。ただし、緊急の必要があるときは、この期間を短縮することができる。 ② 監査役全員の同意があるときは、招集の手続きを経ないで監査役会を開くことができる。
(監査役会規程) 第28条 監査役会に関しては、法令および本定款に定めるほか、監査役会において定める「監査役会規程」による。	(監査役会規程) 第26条 監査役会に関する事項は、法令または本定款に定めるほか、監査役会において定める監査役会規程による。
(常勤監査役) 第29条 監査役は、その互選により常勤監査役を1名以上おくものとする。	(変更案第24条へ移設)
(報酬) 第30条 監査役の報酬は、株主総会においてこれを定める。	(報酬) 第27条 監査役の報酬は、株主総会の決議により定める。
第6章 計 算	第6章 計 算
(決算期) 第31条 当会社の営業年度は、毎年4月1日より翌年3月31日までとし、営業年度末に決算を行なう。	(営業年度および決算期) 第28条 当会社の営業年度は、毎年4月1日から翌年3月31日までの1年とし、毎年3月31日を決算期とする。
(利益配当金の支払) 第32条 利益配当金は、毎営業年度末日現在の株主名簿に記載ある株主また	(利益配当金) 第29条 利益配当金は、毎年3月31日の最終の株主名簿に記載または記録

現行定款		変更案	
	は登録質権者に対し支払う。		された株主または登録質権者に支払う。
	（中間配当）		（中間配当）
第33条	当会社は、取締役会の決議により毎年9月30日現在の株主名簿に記載ある株主または登録質権者に対し、商法第293条の5の規定に基づき金銭の分配（以下「中間配当」という。）をすることができる。 取締役会は、毎年12月末日までに中間配当を行なうか否か、およびこれを行なう場合における金額について決議する。	第30条	当会社は、取締役会の決議により、毎年9月30日の最終の株主名簿に記載または記録された株主または登録質権者に対し、中間配当を行なうことができる。
		②	取締役会は、毎年12月末日までに中間配当を行なうか否か、およびこれを行なう場合における金額について決議する。
	（配当金等の除斥期間）		（配当金の除斥期間）
第34条	利益配当金および中間配当は、支払確定の日から満3年を経過した時は会社はその支払の義務を免れる。	第31条	利益配当金および中間配当金は、支払開始の日から満3年を経過してもなお受領されないときは、当会社はその支払義務を免れる。
	（転換社債の転換の時期）	（削除）	
第35条	当会社の発行した転換社債に対し、営業年度の途中において転換の請求があった時、利益配当金、および中間配当については、その請求をなした時の属する前営業年度の終りにおいて転換があったものとみなして、利益配当金または中間配当を支払う。 前項の適用については、9月30日はこれを営業年度の終りとみなし、毎年10月1日から翌年3月31日までに転換請求のあったものは9月30日に、4月1日から9月30日までに転換請求のあったものは、前営業年度末に転換があったものとみなす。		

第３号議案　取締役1名選任の件

本総会の終結の時をもって、取締役の関本健一が辞任いたしますので、取締役1名の補欠選任をお願いいたしたいと存じます。

取締役候補者は、次のとおりであります。

氏　　名 （生年月日）	略歴および他の会社の代表状況	所有する 当社株式の数
小宮（こみや）　弘（ひろし） （昭和17年４月７日生）	平成６年８月　当社入社 平成９年４月　当社映像営業部長 平成10年６月　当社取締役 平成11年４月　Olympus Hong Kong Limited（現Olympus Hong Kong and China Limited）董事長兼Olympus (Shenzhen) Industrial Ltd.董事長に就任、現在に至る 平成13年１月　Olympus (China) Investment Co., Ltd. 董事長に就任、現在に至る 平成13年４月　当社カメラ事業部長 平成13年６月　当社上席執行役員に就任、現在に至る 平成13年10月　当社映像システムカンパニー長、現在に至る 〈他の会社の代表状況〉 Olympus Hong Kong and China Limited 董事長 Olympus (Shenzhen) Industrial Ltd.董事長 Olympus (China) Investment Co., Ltd. 董事長	8,000株

（注）候補者と当社との間には、特別の利害関係はありません。

第４号議案　退任取締役に対し退職慰労金贈呈の件

本総会の終結の時をもって退任いたします取締役関本健一に対し、その在任中の労に報いるため、当社の基準に従って相当額の範囲内で退職慰労金を贈呈いたしたく存じます。なお、その具体的金額、贈呈の時期、方法等は、取締役会にご一任願いたいと存じます。

退任取締役の略歴は次のとおりであります。

氏　　名	略　　歴
関　本　健　一	平成２年６月　当社取締役 平成９年６月　当社常務取締役 平成12年６月　当社専務取締役に就任、現在に至る

以　上

[メモ欄]

会 場 ご 案 内

会　場　東京都渋谷区幡ヶ谷２丁目43番２号
当社本店３階講堂
電話（03）3377−2111（代表）



株主総会会場
当社本店
3階講堂
北
至中野
至東中野
至環七
水道道路
至新宿
中野通り
テルモ
ロッテ
山手通り
至八王子
甲州街道
至新宿
三井住友銀行
幡ヶ谷駅北口
当社看板・たばこ店
至品川

京王新線幡ヶ谷駅下車　　北口より徒歩５分

（本書類は、再生紙を使用しております）

(Translation)

June 27, 2002

To the Shareholders:

NOTICE OF RESOLUTION OF
THE 134TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 134th Ordinary General Meeting of Shareholders of the Company held today, report was made and resolutions were adopted as set forth below.

Yours very truly,

Tsuyoshi Kikukawa
President and Representative Director

Olympus Optical Co., Ltd.
43-2, Hatagaya 2-chome,
Shibuya-ku, Tokyo

Description

Matters for reporting:

Report on the balance sheet as of March 31, 2002 and the business report and statement of income for the 134th business year (from April 1, 2001 to March 31, 2002).

The particulars of the above accounting documents were reported to the meeting.

Matters for resolution:

Proposition No.1: Approval of the proposed appropriation of retained earnings for the 134th business year

The proposition was approved and adopted as proposed. The dividends to shareholders were determined to be ¥6.50 per share.

Proposition No. 2: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed. The outline of amendments is as described below:

(1) As of October 1, 2001, the "Law to Amend Part of the Commercial Code, Etc." of Japan (2001 Law No.79) became effective, which includes the abolition of the system of par value shares, the creation of the system of a unit of shares (tan-gen-kabu) and the abolition of the "Law Concerning Special Exceptions to the Commercial Code Relating to Procedures of Cancellation of Shares" of Japan. Accordingly, we made required amendment to the existing Articles of Incorporation.

(2) As of April 1, 2002, the "Law to Amend Part of the Commercial Code, Etc." of Japan (2002 Law No.128) became effective, which includes the electronic treatment of the register of shareholders and the replacement of convertible bonds by bonds with new share subscription rights. Accordingly, we made required amendment to the existing Articles of

Incorporation.

(3) In addition to above, we created and moved provisions and changed expressions to rearrange wording.

Proposition No. 3: Election of one Director

The proposition was approved and adopted as proposed. The following one person was elected as Director and assumed office.

New Director: Hiroshi Komiya

Proposition No. 4: Granting of retirement gratuities to the retired Director

The proposition was approved and adopted as proposed that retirement gratuities be granted to the retired Director, Mr. Kenichi Okamoto, in appreciation of services rendered by him while in office, within the extent of a reasonable amount in accordance with the established standards of the Company and that determination of the actual amount, the time and method of presentation, etc. be left to the Board of Directors.

. . . . .

Notice

At the meeting of the Board of Directors held following the close of this Ordinary General Meeting of Shareholders, the following persons were elected as Directors and Executive Officers and assumed the respective offices:

Chairman and Representative Director:	Masatoshi Kishimoto
President and Representative Director:	Tsuyoshi Kikukawa
Director:	Toshiro Shimoyama
Director and Executive Managing Officer:	Atsushi Yusa
Director and Executive Managing Officer:	Masaaki Terada
Director and Executive Managing Officer:	Koji Miyata

Director and Executive Managing Officer:	Hiroshi Komiya
Director and Executive Officer:	Ken Yonekubo
Director and Executive Officer:	Masaharu Okubo
Executive Officer:	Hiroyuki Furihata
Executive Officer:	Tatsuo Nagasaki
Executive Officer:	Takeyuki Mori
Executive Officer:	Ikko Yanagisawa
Executive Officer:	Mikio Takagi
Executive Officer:	Kazuo Ichikawa
Executive Officer:	Yusuke Kojima
Executive Officer:	Haruto Morikage
Executive Officer:	Hideo Yamada
Executive Officer:	Masataka Suzuki

- - - - -

Payment of Dividends

(Translation omitted)

- END -

平成14年6月27日

株 主 各 位

東京都渋谷区幡ヶ谷２丁目43番２号
オリンパス光学工業株式会社
代表取締役社長　菊　川　　　剛

第134期定時株主総会決議ご通知

拝啓　ますます ご清栄のこととお慶び申しあげます。
　さて、本日開催の当社第134期定時株主総会において、下記のとおり報告ならびに決議されましたのでご通知申しあげます。

敬　具

記

報告事項　平成14年３月31日現在の貸借対照表ならびに第134期（平成13年４月１日から平成14年３月31日まで）営業報告書および損益計算書報告の件
　上記各書類の内容を報告しました。(同封の「事業報告」をご参照ください。)

決議事項

第１号議案　第134期利益処分案承認の件
　原案どおり承認可決され、利益配当金は１株につき６円50銭と決定しました。
　(同封の「事業報告」に記載の利益処分をご参照ください。)

第２号議案　定款一部変更の件
　原案どおり承認可決されました。変更の要点は、次のとおりです。
(1) 「商法等の一部を改正する等の法律」(平成13年法律第79号) が平成13年10月１日に施行され、額面株式の廃止、単元株制度の創設等がなされ、また消却特例法の廃止がなされたことに伴い、所要の改正を行いました。
(2) 「商法等の一部を改正する法律」(平成13年法律第128号) が平成14年４月１日に施行され、株主名簿等の電子化、転換社債が新株予約権付社債に整理された等がなされたことに伴い、所要の改正を行いました。
(3) その他文言の整理を図ることから条項の新設および移設ならびに字句の修正を行いました。

第３号議案　取締役１名選任の件
　原案どおり下記の１名が選任され、就任しました。
　新任取締役　　小宮　弘

第４号議案　退任取締役に対し退職慰労金贈呈の件
　原案どおり、退任取締役　関本健一氏に対し、その在任中の労に報いるため、当社の基準に従って相当額の範囲内で退職慰労金を贈呈することとし、その具体的金額、贈呈の時期、方法等は、取締役会に一任することに承認可決されました。

以　上

お知らせ

本定時株主総会終了後開催の取締役会の決議により、当社の取締役および執行役員の体制は以下のとおりとなりました。

代表取締役会長	岸本正壽
代表取締役社長	菊川　剛
取締役	下山敏郎
取締役常務執行役員	遊佐　厚
取締役常務執行役員	寺田昌章
取締役常務執行役員	宮田耕治
取締役常務執行役員	小宮　弘
取締役常務執行役員	小坂信也
取締役執行役員	米窪　健
取締役執行役員	大久保雅治
執行役員	降籏廣行
執行役員	長崎達夫
執行役員	森　武幸
執行役員	柳澤一向
執行役員	髙木幹夫
執行役員	市川和夫
執行役員	小島佑介
執行役員	森嶌治人
執行役員	山田秀雄
執行役員	鈴木正孝

以上

利益配当金のお支払いについて

1. 第134期利益配当金は、同封の「郵便振替支払通知書」により最寄りの郵便局でお受け取りください。
   なお、配当金は当社定款の規定により、支払開始の日から満3年を経過した後はお支払いいたしませんので、お早めにお受け取り願います。
2. 配当金の銀行振込をご指定されている方には、「配当金計算書」と「お振込先について」をご送付申しあげます。

以上

(Translation)

August 8, 2002

Dear Sirs:

Name of the Company: Olympus Optical Co., Ltd.

Representative: Tsuyoshi Kikukawa
President and Representative Director

(Code No. 7733, First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person to contact: Masanori Magoshi
General Manager of Press Dept.
(TEL 03-3340-2111)

Publication of Merger

Olympus Optical Co., Ltd. (the "Company"), at the meeting of its Board of Directors held on August 8, 2002, resolved to merge with Olympus ProMarketing, Inc. as of April 1, 2003, as described below:

Description

1. Purpose of Merger

In April 2001, the Company introduced an internal company system, by which its business groups focusing on products have been transformed to those focusing on markets and customers, whereby establishing a system to seek the customer creed of the Olympus Group.

In April 2002, the Company acquired by assignment and integrated the business of imaging and information of Olympus ProMarketing, Inc., responsible for sales of digital cameras and other consumer products in Japan, to make speedier decisions and improve agility by integrating manufacturing and marketing.

To accelerate these efforts, the Company has decided to merge with Olympus ProMarketing, Inc. to make further speedier operations in the areas of medical systems and industrial systems.

2. Summary of Merger

(1) Scheduling of Merger:

Meeting of the Board of Directors for approval of merger agreement:	
	December 20, 2002 (expected)
Execution of merger agreement:	December 20, 2002 (expected)
Date of merger:	April 1, 2003 (expected)
Registration of merger:	At the beginning of April 2003 (expected)

(2) Method of merger:

1) A merger by which the Company shall be a surviving company and Olympus ProMarketing, Inc. shall be dissolved.

2) The merger will be conducted in accordance with the simplified merger method set forth in Article 413-3 of the Commercial Code of Japan.

(3) Merger ratio:

The Company will acquire all of the shares of Olympus ProMarketing, Inc. no later than the date of merger and no new shares will be issued upon merger.

(4) Distribution of cash upon merger:

None.

3. Parties to Merger in Outline

(1) Trade name	Olympus Optical Co., Ltd. (Surviving company)	Olympus ProMarketing, Inc. (Dissolving company)
(2) Main businesses	Manufacture and sale of precision machinery and equipment	Sale of precision machinery and equipment
(3) Date of Incorporation	October 12, 1919	November 1, 1950
(4) Location of registered head office	43-2, Hatagaya 2-chome, Shibuya-ku, Tokyo	4, Kanda Surugadai 3-chome, Chiyoda-ku, Tokyo
(5) Representative	Tsuyoshi Kikukawa President and Representative Director	Isao Takahashi President and Representative Director
(6) Stated capital	¥40,832 million (As of March 31, 2002)	¥1,424 million (As of March 31, 2002)
(7) Total number of issued shares	264,472,608 shares	12,500,000 shares
(8) Stockholders' equity	¥183,691 million (As of March 31, 2002)	¥6,123 million (As of March 31, 2002)
(9) Total assets	¥340,520 million (As of March 31, 2002)	¥56,544 million (As of March 31, 2002)
(10) Date of closing of accounts	March 31 of each year	March 31 of each year
(11) Employees	4,847 persons (As of March 31, 2002)	997 persons (As of March 31, 2002)
(12) Main customers	Olympus ProMarketing Inc. Olympus America Inc. Olympus Optical Co. (Europa) GmbH	KS Olympus Co., Ltd. Iwaken Co., Ltd. Adachi Co., Ltd.
(13) Principal shareholders and percentage of shares held by them (As of March 31, 2002)	Nippon Life Insurance Company 8.3% Sumitomo Mitsui Banking Corporation 5.0% The Mitsubishi Trust and Banking Corporation (Trust account) 4.3% UFJ Bank Limited 4.0% The Bank of Tokyo-Mitsubishi, Ltd. 2.9%	Olympus Optical Co., Ltd. 71.7% Olympus Asset Management Limited 10.4% Olympus ProMarketing Employee Stock Ownership Plan 8.1% Nippon Life Insurance Company 3.2% Sumitomo Mitsui Banking Corporation 2.5%

(14) Main bank	Sumitomo Mitsui Banking Corporation	Sumitomo Mitsui Banking Corporation

(15) Relationship between the parties	Capital	The dissolving company is a subsidiary of the Company whose shareholding ratio is 82.1%.
	Personnel	One Director and one Statutory Auditor are serving concurrently for both companies.
	Transaction	Sale of the Company's products.

(Note) As of April 1, 2002, Olympus ProMarketing Inc. transferred by assignment part of its business to the Company.

(16) Business results for the latest three years

	Olympus Optical Co., Ltd. (Surviving company)			Olympus ProMarketing, Inc. (Dissolving company)		
Business year	2000 (from April 1, 1999 to March 31, 2000)	2001 (from April 1, 2000 to March 31, 2001)	2002 (from April 1, 2001 to March 31, 2002)	2000 (from April 1, 1999 to March 31, 2000)	2001 (from April 1, 2000 to March 31, 2001)	2002 (from April 1, 2001 to March 31, 2002)
Net sales (¥ million)	279,446	312,931	328,268	127,876	129,089	127,111
Operating income (¥ million)	13,177	17,303	20,287	869	1,841	1,732
Ordinary income (¥ million)	7,888	12,344	17,755	569	1,297	1,336
Net income (loss) for the year (¥ million)	(-) 5,089	7,507	5,062	238	315	763
Net income (loss) per share for the year (¥)	(-) 19.24	28.39	19.14	22.13	25.22	61.04
Annual dividend per share (¥)	6.50	13.00	13.00	10.00	10.00	10.00
Shareholders' equity per share (¥)	674.90	693.18	694.70	424.41	439.43	489.88

4. Status after Merger

(1)	Trade name:	Olympus Optical Co., Ltd.
(2)	Main businesses:	Manufacture and sale of precision machinery and equipment
(3)	Location of registered head office:	43-2, Hatagaya 2-chome, Shibuya-ku, Tokyo
	(Main office: Shinjuku Monolith, 3-1, Nishi Shinjuku 2-chome, Shinjuku-ku, Tokyo)	
(4)	Representative:	Tsuyoshi Kikukawa President and Representative Director
(5)	Stated capital:	¥40,832 million
(6)	Total assets:	¥366,528 million (¥24,877 million) (Note) The amount in the parentheses is an estimated amount due to the merger.
(7)	Date of closing of accounts:	March 31 of each year
(8)	Effect on business results:	The merger will have no significant effect on the consolidated and non-consolidated business results of the Company.

- END -

August 8, 2002

Olympus to Integrate Domestic Sales Subsidiary

Increased Business Speed in Pursuit of Customer-Oriented Thinking through Integration of Manufacturing and Sales in Medical and Industrial Businesses

Olympus Optical Co., Ltd. (President: Tsuyoshi Kikukawa) will fully integrate Olympus ProMarketing, Inc., (OPM, President: Isao Takahashi), a consolidated subsidiary that handles domestic sales of medical and industrial equipment, on April 1, 2003.

In addition to increasing advances in technological innovation in the medical and industrial businesses, the market environment has changed significantly. In the medical business, changes in the environment surrounding the Company are underway, such as the advent of an aging society, reforms of the health care system and rapid progress in technical innovation. In the industrial business, Olympus has initiated an urgent review of the former sales structure, which was tailored to each country, as client companies move offshore to China and other countries in Asia.

Based on these circumstances, Olympus deemed it necessary to carry out a radical system strengthening at both the Medical Systems Group and the Industrial Systems Group, and has decided to fully integrate OPM in order to establish solid profitability for the future. As a result, the Company aims to make speed in the pursuit of customer-oriented thinking a priority in its business by establishing a consistent system from development and manufacturing to sales.

At the time of the integration of OPM, Olympus will transfer the OPM Medical Division and Life Science Division to Olympus' Medical Systems Group, and move the OPM Industrial Division to Olympus' Industrial Systems Group. With the integration of other divisions, all of the approximately 800 OPM employees will transfer to Olympus. Olympus will take control of OPM's affiliated subsidiaries without any changes, and it will also inherit the business transactions that OPM conducts with companies other than Olympus.

Based on the theme of "Creative Destruction and Innovation," which is President Tsuyoshi Kikukawa's strategy, Olympus has been proceeding with the creation of a system that can take into account rapid changes in clients and market structure and respond promptly.

This includes the introduction of an in-house company system in April 2001 and the integration of the OPM Imaging Division in April this year. In particular, the Company expects that the integration at the Imaging Systems Group, which handles consumer products such as digital cameras, will significantly improve profitability of the year ending March 31, 2003 by further reducing costs while launching products that precisely target market demand.

This decision will further promote these moves and expand all of the Company's business domains. It will reform the sales subsidiary system that has been developed over the last fifty years in Japan, establishing a consistent business system from development and manufacturing to sales at the Imaging Systems Group, the Medical Systems Group and the Industrial Systems Group, starting in April 2003.

[For inquiries from press media]

Olympus Optical Co., Ltd., Press Dept.

Tel: 03-3340-2111 Fax: 03-3340-2130
Shinjuku Monolith, 3-1, Nishi Shinjuku 2-chome,
Shinjuku-ku, Tokyo 163-0914
URL: http://www.Olympus.co.jp

平成14年8月8日

各　位

会　社　名　　オリンパス光学工業株式会社
代表者名　　代表取締役社長　菊川 剛
(コード番号 7733　東証・大証第一部)
問合せ先　　広報室長　　馬越 正就
(TEL.　03－3340－2111　)

合併に関するお知らせ

平成14年8月8日開催の当社取締役会において、当社は平成15年4月1日を期して、下記のとおりオリンパスプロマーケティング株式会社と合併することを決定いたしましたのでお知らせいたします。

記

1.　合併の目的

当社は、平成13年4月の社内カンパニー制導入により、それまでの製品主体の事業構成から、市場・顧客主体の事業構成へと組織編成し、オリンパスグループが目指してきた顧客原点の思想を追求する体制を整えました。

また、今年4月には、オリンパスプロマーケティング株式会社から当社へ、デジタルカメラなどコンシューマ製品の国内販売を手がけてきた映像部門の営業譲渡を受け統合することで、製販の一体化による迅速な意思決定と機動力の強化を図っております。

今回は、その取り組みをさらに推し進め、医療分野、産業分野に関しても一層の事業のスピード化を図るために、オリンパスプロマーケティング株式会社と合併することにいたしました。

2.　合併の要旨

(1) 合併の日程

合併契約書承認取締役会	平成14年12月20日(予定)
合併契約書調印	平成14年12月20日(予定)
合併期日	平成15年4月1日(予定)
合併登記	平成15年4月上旬(予定)

(2) 合併方式

① オリンパス光学工業株式会社を存続会社とする吸収合併方式で、オリンパスプロマーケティング株式会社は解散いたします。

② 商法第413条の3の規定に基づく簡易合併を適用いたします。

(3) 合併比率

当社は合併期日までにオリンパスプロマーケティング株式会社の全株式を取得する予定であり、合併による新株の発行は予定しておりません。

(4) 合併交付金

合併交付金の支払いはありません。

3. 合併当事会社の概要

(1) 商号	オリンパス光学工業(株) (合併会社)	オリンパスプロマーケティング(株) (被合併会社)
(2) 事業内容	精密機械器具の製造・販売	精密機械器具の販売
(3) 設立年月日	大正8年10月12日	昭和25年11月1日
(4) 本店所在地	東京都渋谷区幡ヶ谷2丁目43番2号	東京都千代田区神田駿河台3丁目4番地
(5) 代表者	代表取締役社長　菊川 剛	代表取締役社長　髙橋 功
(6) 資本金	40,832百万円 (平成14年3月31日現在)	1,424百万円 (平成14年3月31日現在)
(7) 発行済株式総数	264,472,608株	12,500,000株
(8) 株主資本	183,691百万円 (平成14年3月31日現在)	6,123百万円 (平成14年3月31日現在)
(9) 総資産	340,520百万円 (平成14年3月31日現在)	56,544百万円 (平成14年3月31日現在)
(10) 決算期	3月31日	3月31日
(11) 従業員数	4,847名 (平成14年3月31日現在)	997名 (平成14年3月31日現在)
(12) 主要取引先	オリンパスプロマーケティング(株) Olympus America Inc. Olympus Optical Co. (Europa)GmbH	ケイエスオリンパス(株) (株)イワケン (株)アダチ
(13) 大株主及び持株比率 (平成14年3月31日現在)	日本生命保険(相) 8.3% (株)三井住友銀行 5.0% 三菱信託銀行(株)(信託口) 4.3% (株)UFJ銀行 4.0% (株)東京三菱銀行 2.9%	オリンパス光学工業(株) 71.7% Olympus Asset Management Limited 10.4% ｵﾘﾝﾊﾟｽﾌﾟﾛﾏｰｹﾃｨﾝｸﾞ社員持株会 8.1% 日本生命保険(相) 3.2% (株)三井住友銀行 2.5%
(14) 主要取引銀行	(株)三井住友銀行	(株)三井住友銀行
(15) 当事会社の関係	資本関係	被合併会社は82.1%出資子会社
	人的関係	取締役の兼任　1人、監査役の兼任　1人
	取引関係	当社商品の販売

※平成14年4月1日付で、オリンパスプロマーケティング株式会社は、当社へ営業の一部譲渡をいたしました。

(16) 最近3決算期間の業績

	オリンパス光学工業(株)(合併会社)			オリンパスプロマーケティング(株)(被合併会社)		
決算期	平成12年3月期	平成13年3月期	平成14年3月期	平成12年3月期	平成13年3月期	平成14年3月期
売上高 (百万円)	279,446	312,931	328,268	127,876	129,089	127,111
営業利益 (百万円)	13,177	17,303	20,287	869	1,841	1,732
経常利益 (百万円)	7,888	12,344	17,755	569	1,297	1,336
当期純利益(百万円)	△5,089	7,507	5,062	238	315	763
1株当たり当期純利益(円)	△19.24	28.39	19.14	22.13	25.22	61.04
1株当たり年間配当金(円)	6.50	13.00	13.00	10.00	10.00	10.00
1株当たり株主資本(円)	674.90	693.18	694.70	424.41	439.43	489.88

4. 合併後の状況

(1) 商号　オリンパス光学工業株式会社

(2) 事業内容　精密機械器具の製造・販売

(3) 本店所在地　東京都渋谷区幡ヶ谷2丁目43番2号
(本社事務所: 東京都新宿区西新宿2丁目3番1号 新宿モノリス)

(4) 代表者　代表取締役社長　菊川 剛

(5) 資本金　40,832百万円

(6) 総資産　366,528百万円(24,877百万円)
(注)(　)内は合併による影響見込み額であります。

(7) 決算期　3月31日

(8) 業績に与える影響　当該合併による連結および個別決算業績に与える影響は軽微であります。

以上

2002年8月8日

オリンパス光学工業（株）、国内販売子会社を合併
～医療・産業分野の製販一体化により、事業スピードの向上など顧客原点思想を追求～

オリンパス光学工業株式会社（社長：菊川 剛）は、当社連結子会社で医療機器、産業機器の国内販売を手がけるオリンパスプロマーケティング株式会社（社長：高橋 功、以下OPM社）を2003年4月1日付で合併します。

医療、産業分野は、技術革新がますます進むとともに、市場環境も大きく変化してきました。医療分野では、高齢化社会の到来、医療制度改革や急速な技術革新の進展など当社を取り巻く環境の変化が進んでいます。産業分野においても顧客企業の中国やアジアなどへの海外展開により、これまで国ごとに対応していた販売体制の見直しが急務となってきました。

このような状況から、当社では、将来にわたり強固な収益基盤を確立するために、医療、産業両カンパニーにおいて抜本的な体制強化が必要と判断し、OPM社との統合を決定しました。開発、製造から販売までを一体化することにより顧客原点の思想を追求するスピード最優先の事業展開を目指します。

今回のOPM社との統合に際しては、OPM社のメディカル部門およびライフサイエンス部門を当社医療システムカンパニーへ、またOPM社のインダストリアル部門を当社産業システムカンパニーへ移管します。その他の部門の統合を含め約800人のOPM全社員を当社に移籍します。OPM社の関係子会社は当社がそのまま引き継ぎ、OPM社における当社以外の企業との取引も引継ぎます。

当社は、社長方針である「創造的破壊と革新」をテーマに、2001年4月のカンパニー制導入や今年4月のOPM社映像部門の統合など、顧客と市場構造の急速な変化を汲み取り、スピーディに対応できる体制の構築を進めてきました。特に、デジタルカメラなどコンシューマ製品を扱う映像システムカンパニーでは統合により、迅速な意思決定のもと、一層のコスト低減を図りながら市場ニーズを的確に捉えた商品の市場投入を行うことで、今期は大幅な収益性の改善を見込んでいます。

今回の決定は、このような動きをさらに推し進め、当社の全事業領域に拡大するもので、国内で50年にわたり敷いてきた販売子会社体制を改め、2003年4月からは映像、医療、産業のすべてのカンパニーで開発、製造から販売までの一貫した事業体制を確立します。

＜本件に関する報道関係のお問合せ先＞
オリンパス光学工業株式会社　広報室
TEL 03-3340-2111　FAX 03-3340-2130
〒163-0914 東京都新宿区西新宿 2-3-1 新宿モノリス
URL:　http://www.olympus.co.jp